Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284075

PROXY STATEMENT FOR EXTRAORDINARY SHAREHOLDERS’ MEETING OF

NLS PHARMACEUTICS LTD.

PROSPECTUS FOR UP TO 70,000,000 COMMON SHARES AND UP TO 70,000,000 PRE-FUNDED WARRANTS TO PURCHASE 70,000,000 COMMON SHARES OF NLS PHARMACEUTICS LTD.

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Shareholders of NLS Pharmaceutics Ltd.:

You are cordially invited to attend an extraordinary general meeting of the shareholders (the “NLS Meeting”) of NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland, which we refer to as “we,” “NLS,” or the “Company,” which will be held at 4:00 pm, local time, on September 29, 2025, at Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, unless postponed or adjourned to a later date. This is an important meeting that affects your investment in NLS.

On November 4, 2024, NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company (the “Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger, which was further amended on January 30, 2025, February 17, 2025, May 5, 2025, June 5, 2025, July 1, 2025, July 18, 2025, and August 29, 2025 (collectively, the “Merger Agreement”), pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (each a “Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share (which par value is subject to amendment as a result of a par value reduction and reverse split to be resolved at the NLS Meeting), of the Company (each, a “NLS Common Share”), as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). The initial target fully diluted share split resulted in Kadimastem shareholders holding approximately 85% and the Company holding approximately 15% of the issued and outstanding NLS Common Shares (“the “Initial Split”). The final Exchange Ratio is subject to certain adjustments, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as measured at the close of business on the day preceding the NLS Meeting. The Exchange Ratio and related share allocations will be recalculated pursuant to the adjustment mechanisms set forth in the Merger Agreement, and the resulting split may vary from the Initial Split based on these estimates and other specified factors.

Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment, as such term is defined below) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” in this proxy statement/prospectus), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the closing of the Merger (the “Closing”) will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (“DOXA”). It is expected that the proceeds from any such disposition will be distributed pursuant to the terms and conditions of a contingent value rights agreement, substantially in the form attached to the Merger Agreement and as Exhibit 4.2 to the registration statement of which this proxy statement/prospectus forms a part (the “CVR Agreement”) to the holders of NLS Common Stock (as defined in the CVR Agreement), the holders Preferred Shares (as defined in the CVR Agreement), the holders Preferred Certificates (as defined in the CVR Agreement), and the holders of warrants and pre-funded warrants of the Company, in each as of immediately prior to the Effective Time (such holders collectively, the “CVR Recipients”), subject to the adjustments set forth in the CVR Agreement.

NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the NLS board of directors (the “NLS Board”), will resign as of the Effective Time and it is anticipated that Kadimastem’s executive officers and members of its board of directors (the “Kadimastem Board”), as of the Effective Time will become NLS’s executive officers and members of the NLS Board; provided, however, that Mr. Alexander Zwyer shall not resign as a member of the NLS Board at the Effective Time and shall remain as a member of the NLS Board and, from the date of the Closing, until the date that is one year after the date of the Closing, the combined company shall not take any action to remove, or recommend the removal of Mr. Zwyer from the combined company’s board of directors without cause, and shall nominate for election and continue to recommend to its shareholders that Mr. Zwyer be elected to serve as a director of the combined company. As a condition to his continued service and re-appointment, Mr. Zwyer shall tender an irrevocable resignation letter effective upon the lapse of one year from the date of the Closing, subject to acceptance of his resignation by the NLS Board.

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable NLS Common Shares equal to the Exchange Ratio;

•        option, restricted share unit, restricted share, warrant or other right issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement; and

•        each NLS Common Share issued and outstanding, each NLS Common Share acquirable upon complete conversion of the issued and outstanding NLS Preferred Shares, each NLS Common Share acquirable upon complete conversion of the issued and outstanding Preferred Participation Certificates, and each NLS Common Share acquirable upon the exercise of outstanding warrants of the Company (including, for the avoidance of doubt, pre-funded warrants), shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”), pursuant to the terms of the Merger Agreement and the CVR Agreement.

In addition, several convertible loans issued to Kadimastem will be converted into equity securities of Kadimastem upon Closing, including (1) a loan to NLS from certain lenders, including Alpha Capital Anstalt, in the amount of $1.7 million; and (2) a loan from Michel Revel in the amount of NIS 3.4 million. Under the Merger Agreement, any shareholder receiving NLS Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of NLS Common Shares equal to such NLS Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the NLS Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the NLS Board, and Kadimastem Board and shareholders, and the NLS Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The NLS Common Shares and traded warrants are currently listed on the Nasdaq Capital Market (“Nasdaq”), under the symbols “NLSP” and “NLSPW”, respectively. NLS has filed an additional listing application with Nasdaq, as required by Nasdaq to effect the additional listing of NLS Common Shares issuable in connection with the Merger. NLS has applied to have the common shares of the surviving company trade on the Nasdaq after completion of the Merger, under NLS’s new name, NewcelX Ltd., and new trading symbols for its Common Shares and traded warrants, “NCEL” and “NCELW”, respectively.

NLS is holding the NLS Meeting of its shareholders for the following purposes, as more fully described in the accompanying proxy statement:

1.      To approve, on an advisory basis, the Merger Agreement.

2.      To approve (i) the reduction of the par value from CHF 0.03 per NLS Common Share, per preferred share of the Company (each a “Preferred Share”), and per Preferred Participation Certificate of the Company (each a “PPC”), to (not less than) CHF 0.003 per NLS Common Share, per Preferred Share and per PPC, and book any reduction amount into capital contribution reserves, (ii) the increase of the share capital and the participation capital by such minimum number of NLS Common Shares, Preferred Shares, and PPCs that allows the reverse split under Proposal 2(iii) to take place without fractional Common Shares, Preferred Shares, and PPCs against payment on behalf of the Company of the nominal amount and with exclusion of subscription rights of the shareholders, (iii) the reverse split of the Ordinary Shares, the Preferred Shares, and the PPCs by a reverse split ratio within a range of two-for-one (2:1) to twenty-for-one (20:1), and (iv) the increase of the share capital of the Company, by way of an ordinary capital increase, by up to 3,500,000 NLS Common Shares (which number is subject to change, depending on the determined par value reduction under Proposal 2(i) and the determined reverse split ratio under Proposal 2(iii), and corresponds to 70,000,000 NLS Common Shares before par value reduction and reverse split), and up to a maximum of CHF 240,000 (which amount is subject to change, depending on the determined par value reduction under Proposal 2(i)), to create the required number of the NLS Common Shares to be issued at the effective time of the Merger to the shareholders of Kadimastem in exchange for their Kadimastem Ordinary Shares.

3.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 30,000 (which number is subject to change, depending on the determined par value reduction under proposal 2) (i.e., via the issuance of a maximum of 500,000 fully paid-in preferred shares in the Company, par value of CHF 0.06 each) (which number is subject to change, depending on the determined par value reduction under and reverse split ratio under Proposal 2, and corresponds to 10,000,000 Preferred Shares before par value reduction and reverse split). The Board of Directors reserves the right to split the total maximum number of fully paid-in Preferred Shares to one or more issuances.

4.      To reinstate the capital band and to approve to amend the upper and the lower limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, as amended, (the “Articles”), to the maximum (and minimum) amount permitted by law (i.e., an amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting) for a period of five years from the date of the NLS Meeting and to make such amendments to the capital band as are appropriate to, among others, allow a more simplified conversion of Preferred Shares and PPCs.

5.      To approve conditional share capital for employee and advisory options (including RSUs) (3b) of the Company being equal to the maximum amount of CHF 27,000 (which amount is subject to change, depending on the determined par value reduction under proposal 2) (article 3b paragraph 1 of the Articles).

6.      To approve the conditional share capital for shareholders’ options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for employee and advisory options in accordance with article 3b paragraph 1 of the Articles).

7.      To approve the transfer and voting rights limitation of 9.99%, granting the Board discretion to provide for exceptions (article 6 of the Articles).

8.      To approve the change of the Company’s name to NewcelX AG and to amend the title and article 1 of the Articles accordingly.

9.      To approve the election of Mr. Ronen Twito as a member and Executive Chairman of the NLS Board and each of Prof. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili to serve as members of the NLS Board for a term lasting until the next annual ordinary shareholders’ meeting of NLS.

10.    To approve the election of Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

11.    To approve on an advisory basis the appointment of the new senior management of the Company, as follows: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov, PhD (Vice President Research and Development), Mr. Ariel Revel, MD (Director of Medical Affairs) and Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program).

12.1. (i) to approve a new maximum aggregate amount of CHF 200,000 (cash based compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors,

(ii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of Board of Directors, and

(iii) to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.

12.2. (i) to approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers,

(ii) to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers,

(iii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and

(iv) to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026.

13.    To approve the CVR Agreement on an advisory basis.

14.    To approve the conversion of outstanding options and restricted stock units (“RSUs”), issued by Kadimastem into equivalent securities with identical rights in the Company at the time of the completion of the transactions contemplated by the Merger Agreement.

We know of no other matters to be submitted at the NLS Meeting other than as specified herein. If any other business is properly brought before the NLS Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

After careful consideration, the NLS Board has determined that the Merger is fair to and in the best interests of NLS and its shareholders, has approved the Merger Agreement, the Merger, the issuance of the NLS Common Shares to Kadimastem’s shareholders pursuant to the terms of the Merger Agreement, the increase in share capital of the Company by way of an ordinary capital increase, the reinstatement of the capital band and the approval of the upper and the lower limit of the capital band in article 3a paragraph 1 of the Articles, the approval of the conditional share capital for employees and advisors (article 3b), the approval of the conditional share capital for shareholders’ options (article 3c), the change of the Company’s name to NewcelX Ltd. and related amendment to article 1 of the Articles, the election of a new Chairman and members of the NLS Board, the election of members of the Compensation, Nomination and Governance Committee, the approval of the new maximum aggregate amount of fixed compensation of the NLS Board, the approval of the CVR Agreement and the conversion of outstanding options and RSUs of Kadimastem, and the other actions contemplated by the Merger Agreement, and has determined to recommend that the NLS shareholders vote to approve each of the proposals set forth in this proxy statement/prospectus. Accordingly, the NLS Board unanimously recommends that the NLS shareholders vote FOR each of the Proposals Nos. 1 through 13 described above.

Your vote is very important, regardless of the number of shares you own.    We cannot complete the Merger unless the shareholders of NLS approve the Merger-related proposals and the other transactions contemplated by the Merger Agreement. Whether or not you expect to attend the NLS Meeting in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the NLS Meeting.

More information about NLS, Kadimastem and the proposed transactions is contained in this proxy statement/prospectus. NLS urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25.

NLS is excited about the opportunities the Merger brings to its shareholders, and thanks you for your consideration and continued support.

Sincerely,
/s/ Ronald Hafner
Ronald Hafner
Chairman of the Board of Directors

None of the Securities and Exchange Commission, Swiss Takeover Board, the Israel Securities Authority or any state securities commission has approved or disapproved the Merger described in this proxy statement/prospectus or the NLS Common Shares to be issued in connection with the Merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of the Israeli Securities Law, 5728-1968, and the Israeli Securities Authority has not approved this proxy statement/prospectus.

The accompanying proxy statement is dated September 9, 2025, and is first being mailed to NLS shareholders on or about September 11, 2025.

NLS PHARMACEUTICS LTD.
The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON September 29, 2025

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, September 9, 2025

Postponement to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”), is pleased to invite you to the extraordinary shareholders’ meeting of the Company (the “NLS Meeting”). The shareholders’ meeting will be held as follows:

Date:	September 29, 2025
Doors open:	3:45 pm (CET)
Meeting time:	4:00 pm (CET)
Place:	At the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The Board of Directors reserves the right, for important reasons in the interest of the Company, to withdraw all subsequent proposals should any agenda item be rejected by the shareholders. In this case, none of the agenda items would be put to a vote.

The agenda items and proposals of the Board of Directors are as follows:

1.      Advisory vote: Approval of Merger Agreement

Explanation:    The Company entered into a merger agreement with Kadimastem Ltd. (“Kadimastem”) on November 4, 2024 (“Merger Agreement”) as announced and filed with the United States Securities and Exchange Commission on November 4 and 5, 2024.

Proposal:    The Board of Directors proposes that the Merger Agreement be approved on an advisory basis.

2.      Par Value Reduction, Reverse Split and Contribution in Kind

Explanation:    As per the Merger Agreement, (i) NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company, is intended to merge with and into Kadimastem, with Kadimastem as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, with no par value (each, a “Kadimastem Ordinary Share”), is expected to be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid in registered common shares of the Company, 0.03 Swiss Franc (CHF) par value per share (which par value is subject to amendment as a result of a par value reduction and reverse split to be resolved at the NLS Meeting) (the “NLS Common Shares”), as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). According to Israeli law, the reverse merger leads to the contribution of the Kadimastem Ordinary Shares to the Company. Therefore, in order to effect the transactions contemplated by the Merger Agreement, the Company’s share capital requires an increase and the new NLS Common Shares shall be issued against the contribution of the Kadimastem Ordinary Shares. The number of NLS Common Shares to be issued is not yet known because the Merger Agreement provides for a mechanism to adjust the Exchange Ratio.

As a preparatory measure in connection with the Merger and in order to increase the par value per NLS Common Share, 0.03 Swiss Franc (CHF) par value per share, preferred share of the Company, 0.03 Swiss Franc (CHF) par value per share (“Preferred Share”) and PPC of the Company, 0.03 Swiss Franc (CHF) par value per certificate (“PPC”), and, ceteris paribus, the market price per share of the NLS Common Share on the Nasdaq, the Board of Directors proposes a reverse stock split (consolidation of the NLS Common Shares, Preferred Shares and PPCs) with a ratio to be determined no later than the morning of the NLS Meeting. The reason for the share split is due to the need for the Company to meet the Nasdaq initial listing requirement, which requires the NLS Common Shares to reflect a closing bid price of at least $4.00 per share. Meeting the Nasdaq initial listing requirement is a closing condition of the Merger Agreement. In order to implement the share split, the amendments to the share capital included in the proposal below are required to be resolved by the NLS Meeting. This includes a capital reduction by way of a reduction of the par value and a technical capital increase as the number of issued NLS Common Shares, issued Preferred Shares and issued PPCs at the time of the reverse share split must be divisible by the reverse split ratio without fractions.

As a result of the reverse stock split, the number of outstanding NLS Common Shares, outstanding Preferred Shares and PPCs will be reduced equally for all holders at the reverse split ratio. Concurrently, the par value of each NLS Common Share, Preferred Share and PPC, will be correspondingly increased, while the Company’s share capital value will remain unchanged (except for the marginal capital increases pursuant to this agenda item).

Holders of pre-consolidation shares (NLS Common Shares, Preferred Shares or PPCs prior to the reverse stock split) will be “allotted” only whole post-consolidation share (NLS Common Shares, Preferred Shares or PPCs after the reverse stock split). Any remaining number of pre-consolidation shares held by a shareholder will be rounded down for reasons of operational efficiency and transaction security. The resulting fractions will be settled, and the affected shareholders will receive a cash compensation in CHF for such fraction determined either based on the volume-weighted average price of the NLS Common Shares during the last five trading days on Nasdaq immediately prior to the date of the NLS Meeting.

The Board of Directors proposes to combine the relevant amendments to the capital regarding the reverse stock split with the capital increase required to implement the Merger into one resolution as set out below.

Proposal:    The Board of Directors proposes to take the following resolution, whereby the below listed subpoints form one single resolution:

•        to reduce the par value of each existing registered NLS Common Share, existing registered Preferred Share and existing PPC from CHF 0.03 to CHF 0.003, i.e., the total share capital from CHF 184,738.14 by CHF 166,264.33 to CHF 18,473.81 and the total participation capital from CHF 18,193.56 by CHF 16,374.20 to CHF 1,819.36, whereby the reduction amount shall be booked into the reserves from capital contributions;

•        to increase the capital by CHF 0.28 from CHF 27,057.56 to CHF 27,057.84 by issuing 6 registered NLS Common Shares (no preferential rights), 36 existing registered Preferred Shares (with preferential rights according to the Company’s articles of association, as amended, (the “Articles”)) and 28 existing PPCs (with preferential rights according to the Articles), each without transfer restrictions, dividend rights as of the date of registration with the commercial register, and with a par value of CHF 0.003 at an issue price of CHF 0.003 per share or PPC and contribution of 100% of the nominal value (fully paid up) in cash, whereby the preemptive rights of existing shareholders are excluded to allow for the reverse split as set out below and therefore to be allocated by the Board of Directors to allow a proper reverse split;

•        to combine (zusammenlegen) the 4,908,040 registered NLS Common Shares, par value CHF 0.003 existing at the effectiveness of the immediately preceding capital increase, each into 245,402 registered Common Shares par value CHF 0.06 each, the 1,249,940 registered Preferred Shares, par value CHF 0.003 each, existing at the effectiveness of the immediately preceding capital increase)

into 62,497 registered Preferred Shares, par value CHF 0.06 each, and the 606,480 registered PPCs, par value CHF 0.003 each, existing at the effectiveness of the immediately preceding capital increase into 30,324 registered PPC, par value CHF 0.06 each; and to amend articles Article 3 (Share Capital) paragraph 1 and Article 3d (Participation Capital) paragraph 1 of the Articles as follows:

“Art. 3 — Aktienkapital, Aktien

Das Aktienkapital der Gesellschaft beträgt CHF 18‘473.94 und ist eingeteilt in 245‘402 Namenaktien (Stammaktien) zu je CHF 0.06 Nennwert und 62‘497 Namenaktien (Vorzugsaktien) zu je CHF 0.06 Nennwert. Die Aktien sind vollständig liberiert.

[…]

Art. 3 — Share Capital, Shares

The share capital of the Company amounts to CHF 18,473.94 and is divided into 245,402 registered shares (common shares) with a nominal value of CHF 0.06 each and 62,497 registered shares (preferred shares) with a nominal value of CHF 0.06 each. The shares are fully paid-in.

[…]

“Art. 3d — Partizipationskapital	Art. 3d — Participation Capital

Das Partizipationskapital beträgt CHF 1‘819.44 und ist eingeteilt in 30‘324 Namenpartizipationsscheine (Vorzugspartizipationsscheine) mit einem Nennwert von je CHF 0.06. Das Partizipationskapital ist voll einbezahlt.

[…]

The participation capital amounts to CHF 1,819.44 and is divided into 30,324 registered participation certificates (preferred participation certificates) with a nominal value of CHF 0.06 each. The participation capital is fully paid in.

[…]”

•        to increase the Company’s share capital by means of an ordinary capital increase as follows:

(i)     Nominal amount by which the share capital is to be increased: minimum of CHF 120,000 and maximum of CHF 240.000.

(ii)    Amount of contributions to be made thereon: 100% of the par value (fully paid-up).

(iii)   The number, par value and type of newly issued shares as well as any preferential rights attached to individual classes of shares: minimum of 1,500,000 and maximum of 3,500,000 registered NLS Common Shares, with a par value of CHF 0.06 each, no privileges attached.

(iv)   Issue price: The Board of Directors is authorized to determine the issue price.

(v)    Time of dividend entitlement: The new registered NLS Common Shares to be issued shall be entitled to dividends as of the date of registration of the capital increase in the Commercial Register.

(vi)   Type of contribution: Contribution in kind: 1 Kadimastem Ordinary Share.

(vii)  Transfer restrictions regarding the new registered shares: none.

(viii) Restriction or cancellation of subscription rights and the consequences of subscription rights not exercised or withdrawn: The subscription rights of all shareholders in respect of this capital increase are cancelled because the new shares will be used for the settlement of the acquisition of all shares in Kadimastem under the Merger Agreement and the newly issued NLS Common Shares will be allocated to the (then former) shareholders of Kadimastem.

The figures set above are not final numbers and may be adjusted once the reverse split ratio and Exchange Ratio are finalized. The decision on the reverse split ratio will be taken based on the market price of the NLS Common Shares immediately prior to the NLS Meeting. The reverse split ratio will be within a range of two-for-one (2:1) to twenty-for-one (20:1). The final Exchange Ratio will be determined pursuant to a formula and in accordance with the terms of the Merger Agreement. The final Exchange Ratio is subject to certain adjustments, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as measured at the close of business on the day preceding the NLS Meeting. The number of new registered NLS Common Shares to be issued to Kadimastem shareholders will be between 30,000,000 and 70,000,000 shares (before applying the reverse split ratio). The reverse split ratio has an impact on the possible par value reduction and as a result on the cash capital increase required to allow the reverse split ratio. The cash capital increase is expected to be less than CHF 1.00 in total. Since the nominal registered capital after the Closing needs to be at least as high as the nominal registered capital in place before this NLS Meeting resolution takes effect, NLS would use shares issued to the Kadimastem shareholders as Merger consideration. Therefore, the final split ratio of the Merger has an indirect impact on the par value reduction. The figures set above will be decided no later than the morning of the NLS Meeting. This does not constitute an amendment to the proposal given that this has no economic impact on the shareholders.

3.      Ordinary Share Capital Increase by Issuing Preferred Shares

Explanation:    The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize 10,000,000 Preferred Shares (pre-split) for the purpose of allowing the investor in the PIPE SPA to elect to receive Preferred Shares under the PIPE SPA.

Proposal:    The Board of Directors proposes that the Company’s share capital shall be increased by means of an ordinary capital increase as follows:

(i)     Nominal amount by which the share capital is to be increased: a maximum of CHF 30,000.

(ii)    Amount of contributions to be made thereon: 100% of the par value (fully paid-up).

(iii)   The number, par value and type of newly issued shares as well as any preferential rights attached to individual classes of shares: a maximum of 500,000 registered Preferred Shares, par value CHF 0.06 each, and privileges as per the Articles.

(iv)   Issue price: The Board of Directors is authorized to determine the issue price.

(v)    Time of dividend entitlement: The new registered preferred shares to be issued shall be entitled to dividends as of the date of registration of the capital increase in the Commercial Register.

(vi)   Type of contribution: The issue price will be paid in cash.

(vii)  Transfer restrictions regarding the new registered shares: none.

(viii) Restriction or cancellation of subscription rights and the consequences of subscription rights not exercised or withdrawn: The subscription rights of the shareholders are excluded for valid reasons (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the CO. The subscription rights shall be allocated in the best interest of the Company.

The Board of Directors is entitled to implement this capital increase in one or several steps.

The details of the proposal regarding the total nominal amount, the number of shares and the issue price as well as the information derived therefrom is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal.

4.      Reinstatement of the Capital Band (Art. 3a)

Explanation:    According to Swiss corporate law, any capital band previously implemented falls away if an ordinary share capital increase is implemented and the Company’s current capital band will have to be re-instated and amended as per the proposal of the Board of Directors. The Board of Directors takes this opportunity to expand the capital band to also allow capital reductions within the capital band and to further specify the reasons for any cancellation of pre-subscription rights by the Board of Directors. The Board of Directors is of the opinion that these amendments provide the Company with the necessary flexibility regarding potential future transactions involving the Company’s capital structure.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s capital band shall be re-instated and amended and that Article 3a (Capital Band) of the Articles shall be amended as follows:

“Art. 3a — Kapitalband

Die Gesellschaft verfügt über ein Kapitalband mit einer oberen Grenze von CHF [345’440.04] und einer unteren Grenze von CHF [115’146.72]. Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 19 August 2030 (a) das Aktienkapital um maximal CHF [115’146.66] einmal oder mehrmals und in beliebigen Beträgen zu erhöhen und (b) das Aktienkapital und/oder das Partizipationskapital einmal oder mehrmals in beliebigen Beträgen zu reduzieren, und zwar durch Vernichtung von oder Reduktion des Nennwerts der Namenaktien (Stammaktien), Vorzugsaktien und/oder Partizipationsscheinen, je mit einem Nennwert von CHF [0.06], bis zur unteren Grenze. Die Kapitalerhöhung kann durch Ausgabe von bis zu [1’919’111] vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF [0.06] bis zur oberen Grenze des Kapitalbands erfolgen.

Bei einer Kapitalherabsetzung darf der Herabsetzungsbetrag nach dem Entscheid des Verwaltungsrats an die Aktionäre ganz oder teilweise ausgeschüttet und/oder in die Reserven gebucht werden. Bei einer Reduktion des Aktienkapitals und/oder des Partizipationskapitals nach Absatz 1 erhöhen sich die Anzahl Titel, um die eine Kapitalerhöhung möglich ist, entsprechend und umgekehrt. Die Ermächtigung des Verwaltungsrats zur Herabsetzung des Kapitals beinhaltet das Recht, mehr als 10% des Aktienkapitals oder des Partizipationskapitals zurückzukaufen, sofern der Verwaltungsrat vor dem Rückkauf einen entsprechenden Herabsetzungsbeschluss gestützt auf diesen Artikel fällt.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung nach Artikel 3b oder 3c dieser Statuten, so erhöht sich die obere und die untere Grenze des Kapitalbands automatisch entsprechend dem Umfang der Erhöhung des Aktienkapitals.

Der Verwaltungsrat erlässt die notwendigen Bestimmungen, soweit sie nicht im Ermächtigungsbeschluss der Generalversammlung enthalten sind.

Art. 3a — Capital Band

The Company has a capital band with an upper limit of CHF [345,440.04] and a lower limit of CHF [115,146.72]. The board of directors is authorized at any time until August 19, 2030 (a) to increase the share capital by a maximum of CHF [115,146.66] once or several times and in any amount and (b) to reduce the share capital and/or the participation capital once or several times in any amount, by cancelling or reducing the nominal value of the registered shares (common shares), the preferred shares and/or the participation certificates, each with a nominal value of CHF [0.06], to the lower limit. The capital increase may be effected by issuing up to [1,919,111] fully paid registered shares (common shares) with a nominal value of CHF [0.06] each up to the upper limit of the capital band.

In the event of a capital reduction, the reduction amount may be distributed to the shareholders in full or in part and/or booked to the reserves in accordance with the decision of the Board of Directors. If the share capital and/or the participation capital is reduced in accordance with paragraph 1, the number of securities by which a capital increase is possible shall increase accordingly and vice versa. The authorization of the Board of Directors to reduce the capital includes the right to buy back more than 10% of the share capital or the participation capital, provided that the Board of Directors passes a corresponding reduction resolution based on this article prior to the buyback.

If the share capital increases due to a conditional capital increase pursuant to article 3b or 3c of these Articles of Incorporation, the upper and the lower limit of the capital band shall increase automatically in accordance with the amount of the increase of the share capital.

The board of directors shall issue the necessary regulations insofar as they are not included in the authorizing resolution of the shareholders’ meeting.

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich der Umwandlung von frei verwendbarem Eigenkapital und der Verrechnungsliberierung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Der Verwaltungsrat kann neue Aktien mittels Festübernahme durch ein Finanzinstitut, ein Konsortium von Finanzinstituten oder einen anderen Dritten und anschliessendem Angebot an

The board of directors shall determine the issue price, the type of contribution (including the conversion of freely disposable equity capital and the setting-off against liabilities), the date of issue, the conditions for the exercise of pre-emptive rights and the start date for dividend entitlement. The board of directors may issue new shares by means of an underwriting by a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

(if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised). The board of directors is authorized to permit, restrict or exclude the trade with pre-emptive rights. It may permit pre-emptive rights that have not been exercised to expire, or it may place such rights or shares with respect to which pre-emptive rights have been granted, but not exercised, at market conditions or use them otherwise in the interest of the Company.

Der Verwaltungsrat ist überdies berechtigt, das Bezugsrecht der Aktionäre und Partizipanten ganz oder zum Teil auszuschliessen und Dritten zuzuweisen,

a)      zur Beteiligung von strategischen Partnern; oder

b)      zur Übernahme von Produkten, Lizenzen, Immaterialgüterrechten, Unternehmen, Unternehmensanteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung derartiger Transaktionen; oder

c)      zur Ablösung von bestehenden Finanzierungen; oder

d)      zur raschen und flexiblen Beschaffung von Eigenkapital durch eine Aktienplatzierung, welche ohne Entzug des Bezugsrechts nur schwer oder gar nicht möglich wäre; oder

e)      zur Schaffung von Reserveaktien, die für die oben genannten Zwecke oder zur Unterlegung von zu Marktbedingungen ausgegebenen Finanzinstrumenten vorgesehen sind; oder

f)       zur Bedienung von zu Marktbedingungen ausgegebenen Finanzinstrumenten; oder

g)      um regulatorischen Anforderungen, die die Wahrnehmung des Bezugsrechts erschweren oder verunmöglichen, zu genügen; oder

h)      zur Schaffung eines (möglicherweise variablen) Bestandes an Aktien, der für die Aktienleihe im Zusammenhang mit von der Gesellschaft ausgegebenen oder garantierten Finanzinstrumenten, namentlich Wandelanleihen, bestimmt ist; oder

i)       zur Finanzierung einer Transaktion durch einen Aktientausch; oder

j)       für die Erweiterung des Aktionärskreises in bestimmten Investorenmärkten oder im Zusammenhang mit der Zulassung der Aktien an ausländischen Handelsplätzen; oder

Furthermore, the Board of Directors is entitled to exclude the shareholders’ and the participation certificate holders’ subscription rights in whole or in part and to allocate them to third parties,

a)      for the participation of strategic partners; or

b)      for the acquisition of products, licenses, businesses, intellectual property rights, shares or interests in businesses, or for the financing or refinancing of such transactions; or

c)      to replace existing financing; or

d)      for the rapid and flexible raising of equity capital through a share placement which would be difficult or impossible to achieve without the exclusion of subscription rights; or

e)      to create reserve shares for the above purposes or to back financial instruments issued at market conditions; or

f)       to service financial instruments issued at market conditions; or

g)      to comply with regulatory requirements that render it difficult or impossible to exercise subscription rights; or

h)      to create a (possibly variable) portfolio of shares intended for stock lending in connection with financial instruments issued or guaranteed by the Company, in particular convertible bonds; or

i)       to finance a transaction through an exchange of shares; or

j)       for the expansion of the shareholder base in certain investor markets or in connection with the admission of the shares to trading on foreign stock exchanges; or

k)      for the participation of employees or members of the Board of Directors or Advisory Board, in particular by servicing rights to receive shares, which rights are subject to conditions or the expiry of time periods; or

k)      zur Beteiligung von Mitarbeitenden oder Verwaltungsratsmitgliedern oder Beiräten, namentlich durch Bedienung von Rechten zum Erhalt von Aktien, welche Rechte von Bedingungen oder Ablauf von Zeitspannen abhängig sind; oder

l)       zur Ermöglichung der Rücknahme von Partizipationsscheinen und Vorzugsaktien gegen Ausgabe neuer Stammaktien an die Partizipanten respektive Vorzugsaktionäre, die diese Rücknahme ermöglichen.

l)       to allow the taking back of participation certificates and preferred shares against the issuance of new common shares to the participation certificate holders or preferred shareholders that return their participation certificates or preferred shares.”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The proposal will be to provide for the maximum admissible capital band (+/-50% of existing share capital) to satisfy the Company’s ongoing capital needs.

5.      Amendment of the Articles regarding Conditional Capital for Employee and Advisory Options

Explanation:    Due to the transactions contemplated by the Merger and the changes to the capital structure as contemplated by Proposal 2, the current conditional capital for employee and advisory options (including RSUs) needs to be amended.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s conditional capital for employee and advisory options (including RSUs) shall be amended and that Article 3b para. 1 (Conditional Share Capital for Employee and Advisory Options) of the Articles shall be amended as follows:

“Art. 3b — Bedingtes Aktienkapital für Mitarbeiter- und Berateroptionen	Art. 3b — Conditional Share Capital for Employee and Advisory Options

Das Aktienkapital erhöht sich mittels bedingter Kapitalerhöhung um höchstens CHF [27‘000.00] durch Ausgabe von höchstens [450‘000] voll zu liberierenden Namenaktien mit einem Nennwert von je CHF [0.06], durch Ausübung von Optionsrechten, welche zwecks Beteiligung von Mitarbeitern (einschliesslich Geschäftsleitung und Verwaltungsrat) und Beratern der Gesellschaft und/oder deren Tochtergesellschaften eingeräumt werden.

The Company‘s share capital will be increased by the issuance of a maximum of [450,000] fully paid in registered shares at a nominal value of CHF [0.06] each which amounts to a maximum increase of CHF [27,000.00], by exercising option rights granted to employees (including members of the management and the board of directors) and advisors of the Company and/or its subsidiaries.

[…]	[…]”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The maximum amount will be set to allow for coverage of options (including RSUs) currently outstanding and options (including RSUs) to be issued in connection with the Merger Agreement in lieu of current Kadimastem options (including RSUs).

6.      Amendment of the Articles regarding Conditional Capital for Shareholders’ Options

Explanation:    Due to the transactions contemplated by the Merger and the changes to the capital structure as contemplated by Proposal 2, the current conditional capital for shareholders’ options requires amendment. In addition, it requires an update as to situations where options may be issued. The Board of Directors further believes that an increase of such capital to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated following the ordinary capital increase as per the proposals of the Board of Directors herein, less the amount of the conditional share capital for employee and advisory options in accordance with article 3b of the Articles) is in the best interest of the Company.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s conditional capital for employee and advisory options shall be amended and that Article 3c para. 1 (Conditional Share Capital for Shareholders’ Options) shall be amended as follows:

“Art. 3c — Bedingtes Aktienkapital für Aktionärsoptionen	Art. 3c — Conditional Share Capital for Shareholders’ Options

Das Aktienkapital wird im Maximalbetrag von CHF [88‘146.66] durch Ausgabe von höchstens [1‘469‘111] vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF [0.06] erhöht durch Ausübung von Optionsrechten mit einer maximalen Laufzeit von 10 Jahren, welche in Verbindung mit einem öffentlichen Angebot der Gesellschaft und Kotierung von Aktien Aktionären eingeräumt werden oder anstelle von Aktien bei bestehenden Stimmrechtsgrenzen gewährt werden oder die im Zusammenhang mit oder zur Deckung von Finanzierungsverpflichtungen gewährt werden.

[…]

The Company‘s share capital shall be increased by a maximum amount of CHF [88,146.66] through the issuance of not more than [1,469,111] registered shares (common shares), with a nominal value of CHF [0.06] each by the exercise of option rights, with a term of not more than ten years, which are granted to shareholders in connection with a public offer of the Company and the listing of shares or which are granted instead of shares in case of existing voting rights limitations or which are granted in connection with or to cover financing commitments.

[…]”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The goal is to allow for a maximum of options to cover ongoing capital needs of the Company (i.e., additional 50% of the existing capital).

7.      Amendment to the Articles regarding the Provisions on the Share Register and Voting Rights

Explanation:    Due to the transactions contemplated by and in connection with the Merger, a limitation on exercisable voting rights is intended to be introduced in the Company’s Articles. Accordingly, shareholders shall only be able to (directly or indirectly) hold, and exercise voting rights for, a maximum of 9.99% of the share capital of the Company at any one time. To effect this, the provisions on the entry of shareholders into the share register as well as the provisions on the voting rights is intended to be amended. This amendment ensures that no sole shareholder may gain a controlling voting majority in the Company without the Board of Directors (indirectly) approving such majority by approving the relevant entry of such a shareholder in the share register. The Board of Directors is of the opinion that such a limitation is in the best interest of the Company.

Proposal:    The Board of Directors proposes that Article 6 (Share Register, Register of Book-Entry Securities) and Article 12 (Voting Right and Proxy) shall be amended as follows:

“Art. 6 — Aktienbuch, Wertrechtebuch	Art. 6 — Share Register, Register of Book-Entry Securities

Die Gesellschaft führt über die Namenaktien ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees mit Namen und Adressen bzw. bei juristischen Personen mit Firma und Sitz eingetragen werden.

The Company shall maintain a share register, which lists the name and address respectively, in case of legal entities, the company name and registered offices of the owners, usufructuaries or nominees of the shares.

Im Verhältnis zur Gesellschaft wird nur als Namenaktionär oder als Nutzniesser einer Namenaktie betrachtet, wer im Aktienbuch eingetragen ist. Die Eintragung als stimmberechtigter Namenaktionär oder stimmberechtigter Nutzniesser unterliegt der Genehmigung des Verwaltungsrates. Bis zum Entscheid über die Genehmigung der Eintragung und im Falle der Nichtgenehmigung der Eintragung wird der Namenaktionär bzw. Nutzniesser ohne Stimmrecht im Aktienbuch geführt.

In relation to the Company, only those who are entered in the share register are considered registered shareholders or usufructuaries of a registered share. Registration as a registered shareholder or usufructuary with voting rights is subject to the approval of the Board of Directors. Until the decision on the approval of the entry and in the event of non-approval of the entry, the registered shareholder or usufructuary is listed in the share register without voting rights.

Für die Genehmigung der Eintragung ins Aktienbuch gilt folgendes, wobei es dem Verwaltungsrat im alleinigen Ermessen zusteht Ausnahmen von diesen Genehmigungsvoraussetzungen zu gewähren:	The following applies to the approval of entry in the share register, whereby the Board of Directors has the sole discretion to grant exceptions to these approval requirements:

a)      Eine natürliche oder juristische Person kann — vorbehältlich der nachstehenden Bestimmungen über die Erbringung gesetzlich geforderter Nachweise — direkt oder indirekt höchstens 9.99% des Aktienkapitals auf sich vereinigen. Gesuche für Eintragungen, welche diese Begrenzung überschreiten, werden abgelehnt. Personen, die kapital- oder stimmenmässig durch eine einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person.

a)      Subject to the following provisions on the provision of legally required evidence, a natural person or legal entity may directly or indirectly hold a maximum of 9.99% of the share capital. Applications for registration that exceed this limit will be rejected. Persons who are linked to each other in terms of capital or voting rights through common management or in any other way, or who coordinate with each other for the purpose of circumventing this provision, are deemed to be one person.

b) Ist die Eintragung eines Erwerbers aufgrund falscher Angaben erfolgt, kann dieser nach Anhörung vom Verwaltungsrat aus dem Aktienbuch gestrichen werden.	b) The board of directors may, after having heard the concerned owner of the shares, cancel entries which were based on untrue information.

c)      Weiter behält sich der Verwaltungsrat vor, Erwerber von Namenaktien auf Gesuch nur dann als Aktionäre mit Stimmrecht im Aktienbuch einzutragen, falls sie ausdrücklich erklären, (i) keine Rückgabeverpflichtung mit Bezug auf diese Namenaktien zu haben und (ii) mit Bezug auf die einzutragenden Namenaktien das wirtschaftliche Risiko zu tragen.

c)      Furthermore, the Board of Directors reserves the right to enter purchasers of registered shares as shareholders with voting rights in the share register upon request only if they expressly declare (i) that they have no obligation to return these registered shares and (ii) that they bear the economic risk in relation to the registered shares to be entered.

d) Der Verwaltungsrat kann Eintragungen im Aktienbuch verweigern, welche die Gesellschaft daran hindern könnten, gesetzlich geforderte Nachweise zu erbringen.	d) The Board of Directors may refuse entries in the share register that could prevent the company from providing evidence required by law.

e)      Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (nachstehend: Nominees), werden nur mit Stimmrecht im Aktienbuch eingetragen, wenn sich der betreffende Nominee schriftlich bereit erklärt, die Namen, Adressen und Aktienbestände derjenigen Personen offenzulegen, für deren Rechnung er Aktien hält. Dies gilt auch für Nominees, die untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise verbunden sind.

e)      Persons who do not expressly declare in the application for registration that they hold the shares for their own account (hereinafter: nominees) shall only be entered in the share register with voting rights if the nominee concerned agrees in writing to disclose the names, addresses and shareholdings of the persons for whose account they hold shares. This also applies to nominees who are linked to each other in terms of capital or voting rights through common management or in any other way.

Jeder Aktionär hat der Gesellschaft allfällige Adressänderungen zur Eintragung ins Aktienbuch zu melden.	The shareholders shall notify the Company of any change of their address.”

“Art. 12 — Stimmrecht und Vertretung

Jede Aktie verfügt, unabhängig von ihrem Nennwert, über eine Stimme. Die Rechte an den Aktien sind unteilbar. Das Stimmrecht und die übrigen Mitgliedschaftsrechte können nur von den im Aktienbuch eingetragenen Aktionären, Nutzniessern oder Nominees geltend gemacht werden. Vorbehalten bleiben die gesetzliche Vertretung sowie nach Massgabe der Statuten die rechtsgeschäftliche Stellvertretung. Stimmberechtigt in der Generalversammlung sind diejenigen Aktionäre, Nutzniesser und Nominees, die an dem vom Verwaltungsrat bezeichneten Stichtag im Aktienbuch eingetragen sind.

Art. 12 — Voting Right and Proxy

Each share shall be entitled to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other member rights may only be exercised by shareholders, beneficiaries or nominees who are registered in the share register. Reserved are the legal representation and power of attorneys in accordance with the provisions of these articles of association. Those entitled to vote in the shareholders‘ meeting are the shareholders, beneficiaries and nominees who are entered in the share register at such cut-off date as shall be determined by the board of directors.

Bei der Ausübung des Stimmrechts kann keine Person für eigene und vertretene Aktien zusammen mehr als 9.99% der auf das gesamte Aktienkapital entfallenden Stimmen auf sich vereinigen. Personen die kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person. Es steht im alleinigen Ermessen des Verwaltungsrats Ausnahmen von dieser Stimmrechtsbeschränkung zu gewähren.

When exercising voting rights, no person may combine more than 9.99% of the votes attributable to the entire share capital for own and represented shares. Persons who are linked in terms of capital or voting rights through common management or in any other way, or who vote for the purpose of circumventing this provision, are deemed to be one person. The Board of Directors has sole discretion to grant exceptions to this restriction on voting rights.

Jeder Aktionär kann seine Aktien an der Generalversammlung selbst vertreten oder durch den unabhängigen Stimmrechtsvertreter, durch einen anderen Aktionär oder eine Drittperson (die nicht selbst Aktionär sein muss) mittels schriftlicher Vollmacht oder durch seinen gesetzlichen Vertreter vertreten lassen. Über die Anerkennung der Vollmacht entscheidet der Vorsitzende.

Any shareholder may represent his/her/its shares in the shareholders’ meeting him-/her-/itself or may be represented by the independent proxy, another registered shareholder or a third party (who need not be a shareholder) with written authorization or his/her/its legal representative to act as proxy to represent his/her/its shareholder at the shareholders‘ meeting. The chairman decides whether to recognize the power of attorney.

Der unabhängige Stimmrechtsvertreter wird von der Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und kann wiedergewählt werden. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter oder ist der unabhängige Stimmrechtsvertreter verhindert, bezeichnet der Verwaltungsrat den unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung.

The independent proxy shall be elected by the shareholders‘ meeting for a term of office until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. If the Company does not have an independent proxy or if the independent proxy is unable to attend, the board of directors shall appoint the independent proxy for the next shareholders’ meeting.

Der Verwaltungsrat erlässt die Bestimmungen betreffend Ausweis über Aktienbesitz, Vollmachten und Stimminstruktionen sowie die Ausgabe von Stimmaktien.	The board of directors shall issue the regulations on the method of providing shareholder status, on proxies and voting instructions, and on the issue of voting cards.”

8.      Amendment to the Articles to Change the Company’s Name

Explanation:    In connection with the Merger, the Company’s name is intended to be changed to NewcelX AG. The Company’s shares are intended to continue to be traded on Nasdaq under the ticker symbol NCEL.

Proposal:    The Board of Directors proposes that the Company’s name shall be changed and that Article 1 (Name, Domicile, Duration) shall be amended as follows:

“Art. 1 — Firma, Sitz, Dauer	Art. 1 — Name, Domicile, Duration
Unter der Firma NewcelX AG NewcelX SA NewcelX Ltd besteht mit Sitz in Kloten auf unbestimmte Dauer eine Aktiengesellschaft gemäss den vorliegenden Statuten und Art. 620 ff. OR.

Incorporated under the name

NewcelX AG

NewcelX SA

NewcelX Ltd

is a stock corporation pursuant to these articles of association and to article 620 et seqq. of the Swiss Code of Obligations, formed for an indefinite duration and having its registered office in Kloten.”

9.      Election of the New Board of Directors

Explanation:    Pursuant to the Merger Agreement, the current members of the Board of Directors (excluding Alexander Zwyer and Olivier Samuel) must resign from their positions immediately prior to the Effective Time. A new Board of Directors, as designated by Kadimastem, shall be elected.

The proposed members are:

Mr. Ronen Twito:    Mr. Ronen Twito, has served as Kadimastem’s Executive Chairman of the Board of Directors since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”). From November 2015 to March 2017, Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014, Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure Ltd. (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in Business Administration and Accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel:    Prof. Michel Revel, MD, PhD, has served as Kadimastem’s Chief Scientific Officer and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on human embryonic stem cells (“hESC”) and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Mr. Eran Iohan:    Mr. Eran Iohan has served as a director of Kadimastem since October of 2022. Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transactions in Israel and the U.S. for technology and bio-technology companies. Since December 2019, Mr. Iohan has been a director of My Green Fields. Since January 2019, Mr. Iohan has also served as the Founder of Thin Places. From March 2021 until June 2023, he served as Chief Financial Officer at TurboGen. From January 2007 to June 2019, Mr. Iohan was a Partner and Entertainment & Media Industry Leader at PwC Israel, and he served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA) in Israel and the U.S. (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from Tel-Aviv University, Israel.

Ms. Liora Oren:    Ms. Liora Oren has served as a director of Kadimastem and as Chair of the audit committee of Kadimastem since September 2022. Ms. Oren brings with her 20 years of financial experience from various companies including the Bio-Tech Industry and multinational companies traded on the NYSE and the Nasdaq. Ms. Oren has served as the Director of Finance at Valens Semiconductor since August 2024 and as its Corporate Controller from August 2021 to August 2024. From May 2017 to August 2021, she served as the Financial Controller at Dip-Tech, a Ferro company specializing in digital ceramic in-glass printing. From July 2010 to March 2017, Ms. Oren served as a Finance Director at CFO Direct. From June 2006 to June 2010, she served as a Financial Controller for Africa-Israel Investments (TASE: AFIL). She was a Senior Auditor at KPMG from March 2004 to June 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Ms. Oren is a Certified Public Accountant (CPA), in Israel. She holds a B.A. in Accounting and Economics from Tel-Aviv University and an M.A. in Law from Bar-Ilan University, Israel.

Ms. Tammy Galili:    Ms. Tammy Galili has served as a director at Kadimastem since July 2021. Ms. Galili has three decades of experience in various management positions in the pharmaceutical space. Ms. Galili served as the CEO of Ilex Medical Ltd. from January 2016 to October 2024, and she previously served as the company’s Deputy CEO in January 2014, and Vice President of Sales and Marketing from January 2010 to December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University, Herzliya, Israel, and a B.A. in Philosophy and History of the Middle East in Modern Times from Tel Aviv University, Israel.

Proposal:    The Board of Directors proposes that the following persons shall be elected individually as members of the Board of Directors for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting, whereby the shareholders should take note that the Board of Directors will designate Mr. Ronen Twito with an executive function and will thus become an executive chairman:

Mr. Ronen Twito as chairman of the Board of Directors: citizen of Israel, residing in Israel

Prof. Michel Revel as member of the Board of Directors: citizen of Israel, residing in Israel

Mr. Eran Iohan as member of the Board of Directors: citizen of Israel, residing in Israel

Ms. Liora Oren as member of the Board of Directors: citizen of Israel, residing in Israel

Ms. Tammy Galili as member of the Board of Directors: citizen of Israel, residing in Israel

10.    Election of the Members of the Compensation, Nomination and Governance Committee

Explanation:    In connection with the Merger and the renewal of the Board of Directors, the Company’s Compensation, Nomination and Governance Committee of the Board of Directors is intended to be newly constituted. The Board of Directors believes that the newly proposed members of the Compensation, Nomination and Governance Committee are well suited to the position. The proposed members of the Compensation, Nomination and Governance Committee are: Mr. Olivier Samuel (existing member of the Board of Directors), Mr. Eran Iohan (new member of the Board of Directors) and Ms. Liora Oren (new member of the Board of Directors). For a short biography of the newly elected members of the Board of Directors, see Proposal 9 on the agenda.

Proposal:    The Board of Directors proposes that the following persons shall be elected individually as members of the Compensation, Nomination and Governance Committee for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting:

Mr. Olivier Samuel

Mr. Eran Iohan

Ms. Liora Oren

11.    Advisory Vote: Composition of the New Senior Management following the Merger

Explanation:    In connection with the Merger, the Company’s senior management is intended to be newly constituted. The Board of Directors believes that the newly proposed members of the senior management are well suited to the position. Swiss law does not require the election of the senior management by the shareholders’ meeting. Nevertheless, the Board of Directors proposes that the extraordinary shareholders meeting approves, on an advisory basis, the election of the following persons to the senior management:

Mr. Ronen Twito (Executive Chairman and Chief Executive Officer): for a short biography, see above.

Prof. Michel Revel, MD, PhD (Chief Scientific Officer): for a short biography, see above.

Dr. Kfir Molakandov, PhD (Vice President Research and Development):    Dr. Kfir Molakandov has served as Vice President and Head of Research and Development at Kadimastem since January 2018, and he was previously a researcher at Kadimastem from January 2011 until December 2017. He received his B.A, M.Sc. in Cell and Gene Therapy for Diabetes and Ph.D. in Cell Therapy for Diabetes from Tel Aviv University, Israel.

Prof. Ariel Revel, MD (Director of Medical Affairs):    Professor Ariel Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served as a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a Professor of Medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009, and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April 2017 until April 2024, he served at the Assaf Harofeh Medical Center. On April 2017 until April 2021, he served as a Professor at Assaf Harofeh Medical Center. He began his medical career in August 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May 2017. Professor Revel received his PhD from Tel-Aviv University and an MD degree from the Hebrew University of Jerusalem, Israel.

Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program):    Dr. Eric Konofal has served as NLS’s Chief Scientific Officer since February 2021 and as its Interim Chief Medical Officer since January 2024. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 30 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal has served as a Senior Medical Consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his MD and PhD from University Pierre-Marie Curie in Paris, France.

Proposal:    The Board of Directors proposes that the following persons shall be elected, on an advisory basis, as members of the senior management:

Mr. Ronen Twito (Executive Chairman and Chief Executive Officer)

Prof. Michel Revel, MD, PhD (Chief Scientific Officer)

Mr. Kfir Molakandov, PhD (Vice President Research and Development)

Mr. Ariel Revel, MD (Director of Medical Affairs)

Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program)

12.    Compensation for the Members of the Board of Directors and Executive Management

12.1  Approval of the Compensation for the Board of Directors

Explanation:    In connection with the Merger and the renewal of the Board of Directors, the Company is proposing that the previously approved compensation for the Board of Directors is adjusted. The Board of Directors believes that the newly proposed compensation for the Board of Directors adequately reflects their responsibility, expected work load and respective efforts on behalf of the Company.

Proposal:    The Board of Directors proposes:

(i) to approve a new maximum aggregate amount of CHF 200,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors;

(ii) to approve the grant of equity or equity-linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of members of the Board of Directors; and

(iii) to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.

12.2  Approval of the Compensation for the Executive Officers

Explanation:    In connection with the Merger and the renewal of the senior management of the Company, the Company proposes that the previously approved compensation for the executive officers be adjusted. The Board of Directors believes that the newly proposed compensation for the executive officers adequately reflects their respective efforts on behalf of the Company.

Proposal:    The Board of Directors proposes:

(i) to approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers,

(ii) to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers,

(iii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and

(iv) to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026.

13.    Approval of Contingent Value Rights (CVR) Agreement on an Advisory Basis

Explanation:    The Company intends to work towards selling its existing R&D assets under development, excluding the DOXA asset, as part of a contingent value rights agreement (the “CVR Agreement”). The combined company intends to develop the DOXA R&D asset, which will remain with the combined company (both independently and in combination with the company’s diabetes product). The remaining assets of the Company are intended to be reorganized under the CVR Agreement for the purpose of being sold by a committee to be established specifically for this purpose and responsible for executing the sale. Holders of NLS Common Stock (as defined in the CVR Agreement), the holders Preferred Shares (as defined in the CVR Agreement), the holders Preferred Certificates (as defined in the CVR Agreement), and the holders of warrants and pre-funded warrants of the Company, in each as of immediately prior to the Effective Time, are expected to be entitled to receive the net proceeds from the sale of the divested business, if and when it is sold, through mechanisms including Contingent Value Rights. It should be noted that if the divested business generates negative cash flow and/or profitability at the end of any fiscal quarter (except for intellectual property maintenance costs of up to $100,000 per calendar year), the combined company will have the right to cease the sale process of the divested business and take any action regarding it as deemed appropriate.

Proposal:    The Board of Directors proposes that the CVR Agreement be approved on an advisory basis.

14.    Approval of Option and RSU Conversion on an Advisory Basis

Explanation:    The Company intends to convert outstanding options and RSUs issued by Kadimastem into equivalent securities with identical rights in the Company at the time of the completion of the transactions contemplated by the Merger Agreement (the “Conversions”). The NLS Common Shares underlying options and RSUs shall be transferred to a trustee and subsequently to the holder upon exercise of the option or once the entitlement to the share underlying the RSU arises.

Proposal:    The Board of Directors proposes that the Conversions be approved on an advisory basis.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to participation in the extraordinary shareholders’ meeting:

1.      Voting Rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of September 5, 2025 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from September 6, 2025, until and including September 29, 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.      Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 2) duly completed and signed latest until September 25, 2025 (received by 11:59 pm CET).

3.      Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not be a shareholder). The respective power of attorney (proxy card) (the “Proxy Card”), is attached as Appendix 3.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than September 25, 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.
/s/ Ronald Hafner
Ronald Hafner
Chairman of the Board of Directors

Appendices:

Appendix 1: Invitation
Appendix 2: Registration Form
Appendix 3: Proxy Card

THE BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, NLS AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE BOARD OF DIRECTORS RECOMMENDS THAT NLS SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Appendix 1

Invitation

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, September 5, 2025

Postponement to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”), is pleased to invite you to the extraordinary shareholders’ meeting of the Company (the “NLS Meeting”). The shareholders’ meeting will be held as follows:

– Date:	September 29, 2025
– Doors open:	15:45 (CEST)
– Meeting time:	16:00 (CEST)
– Place:	At the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The Board of Directors reserves the right, for important reasons in the interest of the Company, to withdraw all subsequent proposals should any agenda item be rejected by the shareholders. In this case, none of the agenda items would be put to a vote.

The agenda items and proposals of the Board of Directors are as follows:

1.      Advisory vote: Approval of Merger Agreement

Explanation:    The Company entered into a merger agreement with Kadimastem Ltd. (“Kadimastem”) on November 4, 2024 (“Merger Agreement”) as announced and filed with the United States Securities and Exchange Commission on November 4 and 5, 2024.

Proposal:    The Board of Directors proposes that the Merger Agreement be approved on an advisory basis.

2.      Par Value Reduction, Reverse Split and Contribution in Kind

Explanation:    As per the Merger Agreement, (i) NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company, is intended to merge with and into Kadimastem, with Kadimastem as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, with no par value (each, a “Kadimastem Ordinary Share”), is expected to be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid in registered common shares of the Company, 0.03 Swiss Franc (CHF) par value per share (which par value is subject to amendment as a result of a par value reduction and reverse split to be resolved at the NLS Meeting) (the “NLS Common Shares”), as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). According to Israeli law, the Merger leads to the contribution of the Kadimastem Ordinary Shares to the Company by operation of law. Therefore, in order to effect the transactions contemplated by the Merger Agreement, the Company’s share capital requires an increase and the new NLS Common Shares shall be issued against the contribution of the Kadimastem Ordinary Shares. The number of NLS Common Shares to be issued is not yet known because the Merger Agreement provides for a mechanism to adjust the Exchange Ratio.

As a preparatory measure in connection with the Merger and in order to increase the par value per NLS Common Share, 0.03 Swiss Franc (CHF) par value per share, preferred share of the Company, 0.03 Swiss Franc (CHF) par value per share (“Preferred Share”) and PPC of the Company, 0.03 Swiss Franc (CHF) par value per certificate (“PPC”), and, ceteris paribus, the market price per share of the NLS Common Share on the Nasdaq, the Board of Directors proposes a reverse stock split (consolidation of the NLS Common Shares, Preferred Shares and PPCs) with a ratio to be determined no later than the morning of the NLS Meeting. The reason for the share split is due to the need for the Company to meet the Nasdaq initial listing requirement, which requires the NLS Common Shares to reflect a closing bid price of at least $4.00 per share. Meeting the Nasdaq initial listing requirement is a closing condition of the Merger Agreement. In order to implement the share split, the amendments to the share capital included in the proposal below are required to be resolved by the NLS Meeting. This includes a capital reduction by way of a reduction of the par value and a technical capital increase as the number of issued NLS Common Shares, issued Preferred Shares and issued PPCs at the time of the reverse share split must be divisible by the reverse split ratio without fractions.

As a result of the reverse stock split, the number of outstanding NLS Common Shares, outstanding Preferred Shares and PPCs will be reduced equally for all holders at the reverse split ratio. Concurrently, the par value of each NLS Common Share, Preferred Share and PPC, will be correspondingly increased, while the Company’s share capital value will remain unchanged (except for the marginal capital increases pursuant to this agenda item).

Holders of pre-consolidation shares (NLS Common Shares, Preferred Shares or PPCs prior to the reverse stock split) will be “allotted” only whole post-consolidation share (NLS Common Shares, Preferred Shares or PPCs after the reverse stock split). Any remaining number of pre-consolidation shares held by a shareholder will be rounded down for reasons of operational efficiency and transaction security. The resulting fractions will be settled, and the affected shareholders will receive a cash compensation in CHF for such fraction determined either based on the volume-weighted average price of the NLS Common Shares during the last five trading days on Nasdaq immediately prior to the date of the NLS Meeting.

The Board of Directors proposes to combine the relevant amendments to the capital regarding the reverse stock split with the capital increase required to implement the Merger into one resolution as set out below.

Proposal:    The Board of Directors proposes to take the following resolution, whereby the below listed subpoints form one single resolution:

•        to reduce the par value of each existing registered NLS Common Share, existing registered Preferred Share and existing PPC from CHF 0.03 to CHF 0.003, i.e., the total share capital from CHF 184,738.14 by CHF 166,264.33 to CHF 18,473.81 and the total participation capital from CHF 18,193.56 by CHF 16,374.20 to CHF 1,819.36, whereby the reduction amount shall be booked into the reserves from capital contributions;

•        to increase the capital by CHF 0.28 from CHF 27,057.56 to CHF 27,057.84 by issuing 6 registered NLS Common Shares (no preferential rights), 36 existing registered Preferred Shares (with preferential rights according to the Company’s articles of association, as amended, (the “Articles”)) and 28 existing PPCs (with preferential rights according to the Articles), each without transfer restrictions, dividend rights as of the date of registration with the commercial register, and with a par value of CHF 0.003 at an issue price of CHF 0.003 per share or PPC and contribution of 100% of the nominal value (fully paid up) in cash, whereby the preemptive rights of existing shareholders are excluded to allow for the reverse split as set out below and therefore to be allocated by the Board of Directors to allow a proper reverse split;

•        to combine (zusammenlegen) the 4,908,040 registered NLS Common Shares, par value CHF 0.003 existing at the effectiveness of the immediately preceding capital increase, each into 245,402 registered Common Shares par value CHF 0.06 each, the 1,249,940 registered Preferred Shares, par value CHF 0.003 each, existing at the effectiveness of the immediately preceding capital increase) into 62,497 registered Preferred Shares, par value CHF 0.06 each, and the 606,480 registered PPCs, par value CHF 0.003 each, existing at the effectiveness of the immediately preceding capital increase into 30,324 registered PPC, par value CHF 0.06 each; and to amend articles Article 3 (Share Capital) paragraph 1 and Article 3d (Participation Capital) paragraph 1 of the Articles as follows:

“Art. 3 — Aktienkapital, Aktien

Das Aktienkapital der Gesellschaft beträgt CHF 18‘473.94 und ist eingeteilt in 245‘402 Namenaktien (Stammaktien) zu je CHF 0.06 Nennwert und 62‘497 Namenaktien (Vorzugsaktien) zu je CHF 0.06 Nennwert. Die Aktien sind vollständig liberiert.

[…]

Art. 3 — Share Capital, Shares

The share capital of the Company amounts to CHF 18,473.94 and is divided into 245,402 registered shares (common shares) with a nominal value of CHF 0.06 each and 62,497 registered shares (preferred shares) with a nominal value of CHF 0.06 each. The shares are fully paid-in.

[…]

“Art. 3d — Partizipationskapital	Art. 3d — Participation Capital

Das Partizipationskapital beträgt CHF 1‘819.44 und ist eingeteilt in 30‘324 Namenpartizipationsscheine (Vorzugspartizipationsscheine) mit einem Nennwert von je CHF 0.06. Das Partizipationskapital ist voll einbezahlt.

[…]

The participation capital amounts to CHF 1,819.44 and is divided into 30,324 registered participation certificates (preferred participation certificates) with a nominal value of CHF 0.06 each. The participation capital is fully paid in.

[…]”

•        to increase the Company’s share capital by means of an ordinary capital increase as follows:

(i)     Nominal amount by which the share capital is to be increased: minimum of CHF 120,000 and maximum of CHF 240.000.

(ii)    Amount of contributions to be made thereon: 100% of the par value (fully paid-up).

(iii)   The number, par value and type of newly issued shares as well as any preferential rights attached to individual classes of shares: minimum of 1,500,000 and maximum of 3,500,000 registered NLS Common Shares, with a par value of CHF 0.06 each, no privileges attached.

(iv)   Issue price: The Board of Directors is authorized to determine the issue price.

(v)    Time of dividend entitlement: The new registered NLS Common Shares to be issued shall be entitled to dividends as of the date of registration of the capital increase in the Commercial Register.

(vi)   Type of contribution: Contribution in kind: 1 Kadimastem Ordinary Share.

(vii)  Transfer restrictions regarding the new registered shares: none.

(viii) Restriction or cancellation of subscription rights and the consequences of subscription rights not exercised or withdrawn: The subscription rights of all shareholders in respect of this capital increase are cancelled because the new shares will be used for the settlement of the acquisition of all shares in Kadimastem under the Merger Agreement and the newly issued NLS Common Shares will be allocated to the (then former) shareholders of Kadimastem.

The figures set above are not final numbers and may be adjusted once the reverse split ratio and Exchange Ratio are finalized. The decision on the reverse split ratio will be taken based on the market price of the NLS Common Shares immediately prior to the NLS Meeting. The reverse split ratio will be within a range of two-for-one (2:1) to twenty-for-one (20:1). The final Exchange Ratio will be determined pursuant to a formula and in accordance with the terms of the Merger Agreement. The final Exchange Ratio is subject to certain adjustments, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as measured at the close of business on the day preceding the NLS Meeting. The number of new registered NLS Common Shares to be issued to Kadimastem shareholders will be between 30,000,000 and 70,000,000 shares (before applying the reverse split ratio). The reverse split ratio has an impact on the possible par value reduction and as a result on the cash capital increase required to allow the reverse split ratio. The cash capital increase is expected to be less than CHF 1.00 in total. Since the nominal registered capital after the Closing needs to be at least as high as the nominal registered capital in place before this NLS Meeting resolution takes effect, NLS would use shares issued to the Kadimastem shareholders as Merger consideration. Therefore, the final split ratio of the Merger has an indirect impact on the par value reduction. The figures set above will be decided no later than the morning of the NLS Meeting. This does not constitute an amendment to the proposal given that this has no economic impact on the shareholders.

3.      Ordinary Share Capital Increase by Issuing Preferred Shares

Explanation:    The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize 10,000,000 Preferred Shares (pre-split) for the purpose of allowing the investor in the PIPE SPA to elect to receive Preferred Shares under the PIPE SPA.

Proposal:    The Board of Directors proposes that the Company’s share capital shall be increased by means of an ordinary capital increase as follows:

(i)     Nominal amount by which the share capital is to be increased: a maximum of CHF 30,000.

(ii)    Amount of contributions to be made thereon: 100% of the par value (fully paid-up).

(iii)   The number, par value and type of newly issued shares as well as any preferential rights attached to individual classes of shares: a maximum of 500,000 registered Preferred Shares, par value CHF 0.06 each, and privileges as per the Articles.

(iv)   Issue price: The Board of Directors is authorized to determine the issue price.

(v)    Time of dividend entitlement: The new registered preferred shares to be issued shall be entitled to dividends as of the date of registration of the capital increase in the Commercial Register.

(vi)   Type of contribution: The issue price will be paid in cash.

(vii)  Transfer restrictions regarding the new registered shares: none.

(viii) Restriction or cancellation of subscription rights and the consequences of subscription rights not exercised or withdrawn: The subscription rights of the shareholders are excluded for valid reasons (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the CO. The subscription rights shall be allocated in the best interest of the Company.

The Board of Directors is entitled to implement this capital increase in one or several steps.

The details of the proposal regarding the total nominal amount, the number of shares and the issue price as well as the information derived therefrom is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal.

4.      Reinstatement of the Capital Band

Explanation:    According to Swiss corporate law, any capital band previously implemented falls away if an ordinary share capital increase is implemented and the Company’s current capital band will have to be re-instated and amended as per the proposal of the Board of Directors. The Board of Directors takes this opportunity to expand the capital band to also allow capital reductions within the capital band and to further specify the reasons for any cancellation of pre-subscription rights by the Board of Directors. The Board of Directors is of the opinion that these amendments provide the Company with the necessary flexibility regarding potential future transactions involving the Company’s capital structure.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s capital band shall be re-instated and amended and that Article 3a (Capital Band) of the Articles shall be amended as follows:

“Art. 3a — Kapitalband

Die Gesellschaft verfügt über ein Kapitalband mit einer oberen Grenze von CHF 345’440.04 und einer unteren Grenze von CHF 115’146.72. Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 19 August 2030 (a) das Aktienkapital um maximal CHF 115’146.66 einmal oder mehrmals und in beliebigen Beträgen zu erhöhen und (b) das Aktienkapital und/oder das Partizipationskapital einmal oder mehrmals in beliebigen Beträgen zu reduzieren, und zwar durch Vernichtung von oder Reduktion des Nennwerts der Namenaktien (Stammaktien), Vorzugsaktien und/oder Partizipationsscheinen, je mit einem Nennwert von CHF 0.06, bis zur unteren Grenze. Die Kapitalerhöhung kann durch Ausgabe von bis zu 1’919’111 vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF 0.06 bis zur oberen Grenze des Kapitalbands erfolgen.

Bei einer Kapitalherabsetzung darf der Herabsetzungsbetrag nach dem Entscheid des Verwaltungsrats an die Aktionäre ganz oder teilweise ausgeschüttet und/oder in die Reserven gebucht werden. Bei einer Reduktion des Aktienkapitals und/oder des Partizipationskapitals nach Absatz 1 erhöhen sich die Anzahl Titel, um die eine Kapitalerhöhung möglich ist, entsprechend und umgekehrt. Die Ermächtigung des Verwaltungsrats zur Herabsetzung des Kapitals beinhaltet das Recht, mehr als 10% des Aktienkapitals oder des Partizipationskapitals zurückzukaufen, sofern der Verwaltungsrat vor dem Rückkauf einen entsprechenden Herabsetzungsbeschluss gestützt auf diesen Artikel fällt.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung nach Artikel 3b oder 3c dieser Statuten, so erhöht sich die obere und die untere Grenze des Kapitalbands automatisch entsprechend dem Umfang der Erhöhung des Aktienkapitals.

Der Verwaltungsrat erlässt die notwendigen Bestimmungen, soweit sie nicht im Ermächtigungsbeschluss der Generalversammlung enthalten sind.

Art. 3a — Capital Band

The Company has a capital band with an upper limit of CHF 345,440.04 and a lower limit of CHF 115,146.72. The board of directors is authorized at any time until August 19, 2030 (a) to increase the share capital by a maximum of CHF 115,146.66 once or several times and in any amount and (b) to reduce the share capital and/or the participation capital once or several times in any amount, by cancelling or reducing the par value of the registered shares (common shares), the preferred shares and/or the participation certificates, each with a par value of CHF 0.06, to the lower limit. The capital increase may be effected by issuing up to 1,919,111 fully paid registered shares (common shares) with a par value of CHF 0.06 each up to the upper limit of the capital band.

In the event of a capital reduction, the reduction amount may be distributed to the shareholders in full or in part and/or booked to the reserves in accordance with the decision of the Board of Directors. If the share capital and/or the participation capital is reduced in accordance with paragraph 1, the number of securities by which a capital increase is possible shall increase accordingly and vice versa. The authorization of the Board of Directors to reduce the capital includes the right to buy back more than 10% of the share capital or the participation capital, provided that the Board of Directors passes a corresponding reduction resolution based on this article prior to the buyback.

If the share capital increases due to a conditional capital increase pursuant to article 3b or 3c of these Articles of Incorporation, the upper and the lower limit of the capital band shall increase automatically in accordance with the amount of the increase of the share capital.

The board of directors shall issue the necessary regulations insofar as they are not included in the authorizing resolution of the shareholders’ meeting.

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich der Umwandlung von frei verwendbarem Eigenkapital und der Verrechnungsliberierung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Der Verwaltungsrat kann neue Aktien mittels Festübernahme durch ein Finanzinstitut, ein Konsortium von Finanzinstituten oder einen anderen Dritten und anschliessendem Angebot an

The board of directors shall determine the issue price, the type of contribution (including the conversion of freely disposable equity capital and the setting-off against liabilities), the date of issue, the conditions for the exercise of pre-emptive rights and the start date for dividend entitlement. The board of directors may issue new shares by means of an underwriting by a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

(if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised). The board of directors is authorized to permit, restrict or exclude the trade with pre-emptive rights. It may permit pre-emptive rights that have not been exercised to expire, or it may place such rights or shares with respect to which pre-emptive rights have been granted, but not exercised, at market conditions or use them otherwise in the interest of the Company.

Der Verwaltungsrat ist überdies berechtigt, das Bezugsrecht der Aktionäre und Partizipanten ganz oder zum Teil auszuschliessen und Dritten zuzuweisen,

a)      zur Beteiligung von strategischen Partnern; oder

b)      zur Übernahme von Produkten, Lizenzen, Immaterialgüterrechten, Unternehmen, Unternehmensanteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung derartiger Transaktionen; oder

c)      zur Ablösung von bestehenden Finanzierungen; oder

d)      zur raschen und flexiblen Beschaffung von Eigenkapital durch eine Aktienplatzierung, welche ohne Entzug des Bezugsrechts nur schwer oder gar nicht möglich wäre; oder

e)      zur Schaffung von Reserveaktien, die für die oben genannten Zwecke oder zur Unterlegung von zu Marktbedingungen ausgegebenen Finanzinstrumenten vorgesehen sind; oder

f)       zur Bedienung von zu Marktbedingungen ausgegebenen Finanzinstrumenten; oder

g)      um regulatorischen Anforderungen, die die Wahrnehmung des Bezugsrechts erschweren oder verunmöglichen, zu genügen; oder

h)      zur Schaffung eines (möglicherweise variablen) Bestandes an Aktien, der für die Aktienleihe im Zusammenhang mit von der Gesellschaft ausgegebenen oder garantierten Finanzinstrumenten, namentlich Wandelanleihen, bestimmt ist; oder

i)       zur Finanzierung einer Transaktion durch einen Aktientausch; oder

j)       für die Erweiterung des Aktionärskreises in bestimmten Investorenmärkten oder im Zusammenhang mit der Zulassung der Aktien an ausländischen Handelsplätzen; oder

Furthermore, the Board of Directors is entitled to exclude the shareholders’ and the participation certificate holders’ subscription rights in whole or in part and to allocate them to third parties,

a)      for the participation of strategic partners; or

b)      for the acquisition of products, licenses, businesses, intellectual property rights, shares or interests in businesses, or for the financing or refinancing of such transactions; or

c)      to replace existing financing; or

d)      for the rapid and flexible raising of equity capital through a share placement which would be difficult or impossible to achieve without the exclusion of subscription rights; or

e)      to create reserve shares for the above purposes or to back financial instruments issued at market conditions; or

f)       to service financial instruments issued at market conditions; or

g)      to comply with regulatory requirements that render it difficult or impossible to exercise subscription rights; or

h)      to create a (possibly variable) portfolio of shares intended for stock lending in connection with financial instruments issued or guaranteed by the Company, in particular convertible bonds; or

i)       to finance a transaction through an exchange of shares; or

j)       for the expansion of the shareholder base in certain investor markets or in connection with the admission of the shares to trading on foreign stock exchanges; or

k)      for the participation of employees or members of the Board of Directors or Advisory Board, in particular by servicing rights to receive shares, which rights are subject to conditions or the expiry of time periods; or

k)      zur Beteiligung von Mitarbeitenden oder Verwaltungsratsmitgliedern oder Beiräten, namentlich durch Bedienung von Rechten zum Erhalt von Aktien, welche Rechte von Bedingungen oder Ablauf von Zeitspannen abhängig sind; oder

l)       zur Ermöglichung der Rücknahme von Partizipationsscheinen und Vorzugsaktien gegen Ausgabe neuer Stammaktien an die Partizipanten respektive Vorzugsaktionäre, die diese Rücknahme ermöglichen.

l)       to allow the taking back of participation certificates and preferred shares against the issuance of new common shares to the participation certificate holders or preferred shareholders that return their participation certificates or preferred shares.”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The proposal will be to provide for the maximum admissible capital band (+/-50% of existing share capital) to satisfy the Company’s ongoing capital needs.

5.      Amendment of the Articles regarding Conditional Capital for Employee and Advisory Options

Explanation:    Due to the transactions contemplated by the Merger and the changes to the capital structure as contemplated by Proposal 2, the current conditional capital for employee and advisory options (including RSUs) needs to be amended.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s conditional capital for employee and advisory options (including RSUs) shall be amended and that Article 3b para. 1 (Conditional Share Capital for Employee and Advisory Options) of the Articles shall be amended as follows:

“Art. 3b — Bedingtes Aktienkapital für Mitarbeiter- und Berateroptionen	Art. 3b — Conditional Share Capital for Employee and Advisory Options

Das Aktienkapital erhöht sich mittels bedingter Kapitalerhöhung um höchstens CHF 27‘000.00 durch Ausgabe von höchstens 450‘000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.06, durch Ausübung von Optionsrechten, welche zwecks Beteiligung von Mitarbeitern (einschliesslich Geschäftsleitung und Verwaltungsrat) und Beratern der Gesellschaft und/oder deren Tochtergesellschaften eingeräumt werden.

The Company‘s share capital will be increased by the issuance of a maximum of 450,000 fully paid in registered shares at a par value of CHF 0.06 each which amounts to a maximum increase of CHF 27,000.00, by exercising option rights granted to employees (including members of the management and the board of directors) and advisors of the Company and/or its subsidiaries.

[…]	[…]”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The maximum amount will be set to allow for coverage of options (including RSUs) currently outstanding and options (including RSUs) to be issued in connection with the Merger Agreement in lieu of current Kadimastem options (including RSUs).

6.      Amendment of the Articles regarding Conditional Capital for Shareholders’ Options

Explanation:    Due to the transactions contemplated by the Merger and the changes to the capital structure as contemplated by Proposal 2, the current conditional capital for shareholders’ options requires amendment. In addition, it requires an update as to situations where options may be issued. The Board of Directors further believes that an increase of such capital to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated following the ordinary capital increase as per the proposals of the Board of Directors herein, less the amount of the conditional share capital for employee and advisory options in accordance with article 3b of the Articles) is in the best interest of the Company.

Proposal:    Subject to the condition and as of the date immediately following the implementation of Proposal 2, the Board of Directors proposes that the Company’s conditional capital for employee and advisory options shall be amended and that Article 3c para. 1 (Conditional Share Capital for Shareholders’ Options) shall be amended as follows:

“Art. 3c — Bedingtes Aktienkapital für Aktionärsoptionen	Art. 3c — Conditional Share Capital for Shareholders’ Options

Das Aktienkapital wird im Maximalbetrag von CHF 88‘146.66 durch Ausgabe von höchstens 1‘469‘111 vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF 0.06 erhöht durch Ausübung von Optionsrechten mit einer maximalen Laufzeit von 10 Jahren, welche in Verbindung mit einem öffentlichen Angebot der Gesellschaft und Kotierung von Aktien Aktionären eingeräumt werden oder anstelle von Aktien bei bestehenden Stimmrechtsgrenzen gewährt werden oder die im Zusammenhang mit oder zur Deckung von Finanzierungsverpflichtungen gewährt werden.

[…]

The Company‘s share capital shall be increased by a maximum amount of CHF 88,146.66 through the issuance of not more than 1,469,111 registered shares (common shares), with a nominal value of CHF 0.06 each by the exercise of option rights, with a term of not more than ten years, which are granted to shareholders in connection with a public offer of the Company and the listing of shares or which are granted instead of shares in case of existing voting rights limitations or which are granted in connection with or to cover financing commitments.

[…]”

The details of the proposal regarding the amount of shares is provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal. The goal is to allow for a maximum of options to cover ongoing capital needs of the Company (i.e., additional 50% of the existing capital).

7.      Amendment to the Articles regarding the Provisions on the Share Register and Voting Rights

Explanation:    Due to the transactions contemplated by and in connection with the Merger, a limitation on exercisable voting rights is intended to be introduced in the Company’s Articles. Accordingly, shareholders shall only be able to (directly or indirectly) hold, and exercise voting rights for, a maximum of 9.99% of the share capital of the Company at any one time. To effect this, the provisions on the entry of shareholders into the share register as well as the provisions on the voting rights is intended to be amended. This amendment ensures that no sole shareholder may gain a controlling voting majority in the Company without the Board of Directors (indirectly) approving such majority by approving the relevant entry of such a shareholder in the share register. The Board of Directors is of the opinion that such a limitation is in the best interest of the Company.

Proposal:    The Board of Directors proposes that Article 6 (Share Register, Register of Book-Entry Securities) and Article 12 (Voting Right and Proxy) shall be amended as follows:

“Art. 6 — Aktienbuch, Wertrechtebuch	Art. 6 — Share Register, Register of Book-Entry Securities

Die Gesellschaft führt über die Namenaktien ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees mit Namen und Adressen bzw. bei juristischen Personen mit Firma und Sitz eingetragen werden.

The Company shall maintain a share register, which lists the name and address respectively, in case of legal entities, the company name and registered offices of the owners, usufructuaries or nominees of the shares.

Im Verhältnis zur Gesellschaft wird nur als Namenaktionär oder als Nutzniesser einer Namenaktie betrachtet, wer im Aktienbuch eingetragen ist. Die Eintragung als stimmberechtigter Namenaktionär oder stimmberechtigter Nutzniesser unterliegt der Genehmigung des Verwaltungsrates. Bis zum Entscheid über die Genehmigung der Eintragung und im Falle der Nichtgenehmigung der Eintragung wird der Namenaktionär bzw. Nutzniesser ohne Stimmrecht im Aktienbuch geführt.

In relation to the Company, only those who are entered in the share register are considered registered shareholders or usufructuaries of a registered share. Registration as a registered shareholder or usufructuary with voting rights is subject to the approval of the Board of Directors. Until the decision on the approval of the entry and in the event of non-approval of the entry, the registered shareholder or usufructuary is listed in the share register without voting rights.

Für die Genehmigung der Eintragung ins Aktienbuch gilt folgendes, wobei es dem Verwaltungsrat im alleinigen Ermessen zusteht Ausnahmen von diesen Genehmigungsvoraussetzungen zu gewähren:	The following applies to the approval of entry in the share register, whereby the Board of Directors has the sole discretion to grant exceptions to these approval requirements:

a)      Eine natürliche oder juristische Person kann — vorbehältlich der nachstehenden Bestimmungen über die Erbringung gesetzlich geforderter Nachweise — direkt oder indirekt höchstens 9.99% des Aktienkapitals auf sich vereinigen. Gesuche für Eintragungen, welche diese Begrenzung überschreiten, werden abgelehnt. Personen, die kapital- oder stimmenmässig durch eine einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person.

a)      Subject to the following provisions on the provision of legally required evidence, a natural person or legal entity may directly or indirectly hold a maximum of 9.99% of the share capital. Applications for registration that exceed this limit will be rejected. Persons who are linked to each other in terms of capital or voting rights through common management or in any other way, or who coordinate with each other for the purpose of circumventing this provision, are deemed to be one person.

b) Ist die Eintragung eines Erwerbers aufgrund falscher Angaben erfolgt, kann dieser nach Anhörung vom Verwaltungsrat aus dem Aktienbuch gestrichen werden.	b) The board of directors may, after having heard the concerned owner of the shares, cancel entries which were based on untrue information.

c)      Weiter behält sich der Verwaltungsrat vor, Erwerber von Namenaktien auf Gesuch nur dann als Aktionäre mit Stimmrecht im Aktienbuch einzutragen, falls sie ausdrücklich erklären, (i) keine Rückgabeverpflichtung mit Bezug auf diese Namenaktien zu haben und (ii) mit Bezug auf die einzutragenden Namenaktien das wirtschaftliche Risiko zu tragen.

c)      Furthermore, the Board of Directors reserves the right to enter purchasers of registered shares as shareholders with voting rights in the share register upon request only if they expressly declare (i) that they have no obligation to return these registered shares and (ii) that they bear the economic risk in relation to the registered shares to be entered.

d) Der Verwaltungsrat kann Eintragungen im Aktienbuch verweigern, welche die Gesellschaft daran hindern könnten, gesetzlich geforderte Nachweise zu erbringen.	d) The Board of Directors may refuse entries in the share register that could prevent the company from providing evidence required by law.

e)      Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (nachstehend: Nominees), werden nur mit Stimmrecht im Aktienbuch eingetragen, wenn sich der betreffende Nominee schriftlich bereit erklärt, die Namen, Adressen und Aktienbestände derjenigen Personen offenzulegen, für deren Rechnung er Aktien hält. Dies gilt auch für Nominees, die untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise verbunden sind.

e)      Persons who do not expressly declare in the application for registration that they hold the shares for their own account (hereinafter: nominees) shall only be entered in the share register with voting rights if the nominee concerned agrees in writing to disclose the names, addresses and shareholdings of the persons for whose account they hold shares. This also applies to nominees who are linked to each other in terms of capital or voting rights through common management or in any other way.

Jeder Aktionär hat der Gesellschaft allfällige Adressänderungen zur Eintragung ins Aktienbuch zu melden.	The shareholders shall notify the Company of any change of their address.”

“Art. 12 — Stimmrecht und Vertretung

Jede Aktie verfügt, unabhängig von ihrem Nennwert, über eine Stimme. Die Rechte an den Aktien sind unteilbar. Das Stimmrecht und die übrigen Mitgliedschaftsrechte können nur von den im Aktienbuch eingetragenen Aktionären, Nutzniessern oder Nominees geltend gemacht werden. Vorbehalten bleiben die gesetzliche Vertretung sowie nach Massgabe der Statuten die rechtsgeschäftliche Stellvertretung. Stimmberechtigt in der Generalversammlung sind diejenigen Aktionäre, Nutzniesser und Nominees, die an dem vom Verwaltungsrat bezeichneten Stichtag im Aktienbuch eingetragen sind.

Art. 12 — Voting Right and Proxy

Each share shall be entitled to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other member rights may only be exercised by shareholders, beneficiaries or nominees who are registered in the share register. Reserved are the legal representation and power of attorneys in accordance with the provisions of these articles of association. Those entitled to vote in the shareholders‘ meeting are the shareholders, beneficiaries and nominees who are entered in the share register at such cut-off date as shall be determined by the board of directors.

Bei der Ausübung des Stimmrechts kann keine Person für eigene und vertretene Aktien zusammen mehr als 9.99% der auf das gesamte Aktienkapital entfallenden Stimmen auf sich vereinigen. Personen die kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person. Es steht im alleinigen Ermessen des Verwaltungsrats Ausnahmen von dieser Stimmrechtsbeschränkung zu gewähren.

When exercising voting rights, no person may combine more than 9.99% of the votes attributable to the entire share capital for own and represented shares. Persons who are linked in terms of capital or voting rights through common management or in any other way, or who vote for the purpose of circumventing this provision, are deemed to be one person. The Board of Directors has sole discretion to grant exceptions to this restriction on voting rights.

Jeder Aktionär kann seine Aktien an der Generalversammlung selbst vertreten oder durch den unabhängigen Stimmrechtsvertreter, durch einen anderen Aktionär oder eine Drittperson (die nicht selbst Aktionär sein muss) mittels schriftlicher Vollmacht oder durch seinen gesetzlichen Vertreter vertreten lassen. Über die Anerkennung der Vollmacht entscheidet der Vorsitzende.

Any shareholder may represent his/her/its shares in the shareholders’ meeting him-/her-/itself or may be represented by the independent proxy, another registered shareholder or a third party (who need not be a shareholder) with written authorization or his/her/its legal representative to act as proxy to represent his/her/its shareholder at the shareholders‘ meeting. The chairman decides whether to recognize the power of attorney.

Der unabhängige Stimmrechtsvertreter wird von der Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und kann wiedergewählt werden. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter oder ist der unabhängige Stimmrechtsvertreter verhindert, bezeichnet der Verwaltungsrat den unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung.

The independent proxy shall be elected by the shareholders‘ meeting for a term of office until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. If the Company does not have an independent proxy or if the independent proxy is unable to attend, the board of directors shall appoint the independent proxy for the next shareholders’ meeting.

Der Verwaltungsrat erlässt die Bestimmungen betreffend Ausweis über Aktienbesitz, Vollmachten und Stimminstruktionen sowie die Ausgabe von Stimmaktien.	The board of directors shall issue the regulations on the method of providing shareholder status, on proxies and voting instructions, and on the issue of voting cards.”

8.      Amendment to the Articles to Change the Company’s Name

Explanation:    In connection with the Merger, the Company’s name is intended to be changed to NewcelX AG. The Company’s shares are intended to continue to be traded on Nasdaq under the ticker symbol NCEL.

Proposal:    The Board of Directors proposes that the Company’s name shall be changed and that Article 1 (Name, Domicile, Duration) shall be amended as follows:

“Art. 1 — Firma, Sitz, Dauer	Art. 1 — Name, Domicile, Duration
Unter der Firma NewcelX AG NewcelX SA NewcelX Ltd besteht mit Sitz in Kloten auf unbestimmte Dauer eine Aktiengesellschaft gemäss den vorliegenden Statuten und Art. 620 ff. OR.

Incorporated under the name

NewcelX AG

NewcelX SA

NewcelX Ltd

is a stock corporation pursuant to these articles of association and to article 620 et seqq. of the Swiss Code of Obligations, formed for an indefinite duration and having its registered office in Kloten.”

9.      Election of the New Board of Directors

Explanation:    Pursuant to the Merger Agreement, the current members of the Board of Directors (excluding Alexander Zwyer and Olivier Samuel) must resign from their positions immediately prior to the Effective Time. A new Board of Directors, as designated by Kadimastem, shall be elected.

The proposed members are:

Mr. Ronen Twito:    Mr. Ronen Twito, has served as Kadimastem’s Executive Chairman of the Board of Directors since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”). From November 2015 to March 2017, Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014, Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure Ltd. (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in Business Administration and Accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel:    Prof. Michel Revel, MD, PhD, has served as Kadimastem’s Chief Scientific Officer and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on human embryonic stem cells (“hESC”) and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Mr. Eran Iohan:    Mr. Eran Iohan has served as a director of Kadimastem since October of 2022. Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transactions in Israel and the U.S. for technology and bio-technology companies. Since December 2019, Mr. Iohan has been a director of My Green Fields. Since January 2019, Mr. Iohan has also served as the Founder of Thin Places. From March 2021 until June 2023, he served as Chief Financial Officer at TurboGen. From January 2007 to June 2019, Mr. Iohan was a Partner and Entertainment & Media Industry Leader at PwC Israel, and he served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA) in Israel and the U.S. (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from Tel-Aviv University, Israel.

Ms. Liora Oren:    Ms. Liora Oren has served as a director of Kadimastem and as Chair of the audit committee of Kadimastem since September 2022. Ms. Oren brings with her 20 years of financial experience from various companies including the Bio-Tech Industry and multinational companies traded on the NYSE and the Nasdaq. Ms. Oren has served as the Director of Finance at Valens Semiconductor since August 2024 and as its Corporate Controller from August 2021 to August 2024. From May 2017 to August 2021, she served as the Financial Controller at Dip-Tech, a Ferro company specializing in digital ceramic in-glass printing. From July 2010 to March 2017, Ms. Oren served as a Finance Director at CFO Direct. From June 2006 to June 2010, she served as a Financial Controller for Africa-Israel Investments (TASE: AFIL). She was a Senior Auditor at KPMG from March 2004 to June 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Ms. Oren is a Certified Public Accountant (CPA), in Israel. She holds a B.A. in Accounting and Economics from Tel-Aviv University and an M.A. in Law from Bar-Ilan University, Israel.

Ms. Tammy Galili:    Ms. Tammy Galili has served as a director at Kadimastem since July 2021. Ms. Galili has three decades of experience in various management positions in the pharmaceutical space. Ms. Galili served as the CEO of Ilex Medical Ltd. from January 2016 to October 2024, and she previously served as the company’s Deputy CEO in January 2014, and Vice President of Sales and Marketing from January 2010 to December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University, Herzliya, Israel, and a B.A. in Philosophy and History of the Middle East in Modern Times from Tel Aviv University, Israel.

Proposal:    The Board of Directors proposes that the following persons shall be elected individually as members of the Board of Directors for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting, whereby the shareholders should take note that the Board of Directors will designate Mr. Ronen Twito with an executive function and will thus become an executive chairman:

Mr. Ronen Twito as chairman of the Board of Directors: citizen of Israel, residing in Israel

Prof. Michel Revel as member of the Board of Directors: citizen of Israel, residing in Israel

Mr. Eran Iohan as member of the Board of Directors: citizen of Israel, residing in Israel

Ms. Liora Oren as member of the Board of Directors: citizen of Israel, residing in Israel

Ms. Tammy Galili as member of the Board of Directors: citizen of Israel, residing in Israel

10.    Election of the Members of the Compensation, Nomination and Governance Committee

Explanation:    In connection with the Merger and the renewal of the Board of Directors, the Company’s Compensation, Nomination and Governance Committee of the Board of Directors is intended to be newly constituted. The Board of Directors believes that the newly proposed members of the Compensation, Nomination and Governance Committee are well suited to the position. The proposed members of the Compensation, Nomination and Governance Committee are: Mr. Olivier Samuel (existing member of the Board of Directors), Mr. Eran Iohan (new member of the Board of Directors) and Ms. Liora Oren (new member of the Board of Directors). For a short biography of the newly elected members of the Board of Directors, see Proposal 9 on the agenda.

Proposal:    The Board of Directors proposes that the following persons shall be elected individually as members of the Compensation, Nomination and Governance Committee for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting:

Mr. Olivier Samuel

Mr. Eran Iohan

Ms. Liora Oren

11.    Advisory Vote: Composition of the New Senior Management following the Merger

Explanation:    In connection with the Merger, the Company’s senior management is intended to be newly constituted. The Board of Directors believes that the newly proposed members of the senior management are well suited to the position. Swiss law does not require the election of the senior management by the shareholders’ meeting. Nevertheless, the Board of Directors proposes that the extraordinary shareholders meeting approves, on an advisory basis, the election of the following persons to the senior management:

Mr. Ronen Twito (Executive Chairman and Chief Executive Officer): for a short biography, see above.

Prof. Michel Revel, MD, PhD (Chief Scientific Officer): for a short biography, see above.

Dr. Kfir Molakandov, PhD (Vice President Research and Development):    Dr. Kfir Molakandov has served as Vice President and Head of Research and Development at Kadimastem since January 2018, and he was previously a researcher at Kadimastem from January 2011 until December 2017. He received his B.A, M.Sc. in Cell and Gene Therapy for Diabetes and Ph.D. in Cell Therapy for Diabetes from Tel Aviv University, Israel.

Prof. Ariel Revel, MD (Director of Medical Affairs):    Professor Ariel Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served as a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a Professor of Medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009, and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April 2017 until April 2024, he served at the Assaf Harofeh Medical Center. On April 2017 until April 2021, he served as a Professor at Assaf Harofeh Medical Center. He began his medical career in August 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May 2017. Professor Revel received his PhD from Tel-Aviv University and an MD degree from the Hebrew University of Jerusalem, Israel.

Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program):    Dr. Eric Konofal has served as NLS’s Chief Scientific Officer since February 2021 and as its Interim Chief Medical Officer since January 2024. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 30 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal has served as a Senior Medical Consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his MD and PhD from University Pierre-Marie Curie in Paris, France.

Proposal:    The Board of Directors proposes that the following persons shall be elected, on an advisory basis, as members of the senior management:

Mr. Ronen Twito (Executive Chairman and Chief Executive Officer)

Prof. Michel Revel, MD, PhD (Chief Scientific Officer)

Mr. Kfir Molakandov, PhD (Vice President Research and Development)

Mr. Ariel Revel, MD (Director of Medical Affairs)

Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program)

12.    Compensation for the Members of the Board of Directors and Executive Management

12.1  Approval of the Compensation for the Board of Directors

Explanation:    In connection with the Merger and the renewal of the Board of Directors, the Company is proposing that the previously approved compensation for the Board of Directors is adjusted. The Board of Directors believes that the newly proposed compensation for the Board of Directors adequately reflects their responsibility, expected work load and respective efforts on behalf of the Company.

Proposal:    The Board of Directors proposes

(i)     to approve a new maximum aggregate amount of CHF 200,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors;

(ii)    to approve the grant of equity or equity-linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of members of the Board of Directors; and

(iii)   to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.

12.2  Approval of the Compensation for the Executive Officers

Explanation:    In connection with the Merger and the renewal of the senior management of the Company, the Company proposes that the previously approved compensation for the executive officers be adjusted. The Board of Directors believes that the newly proposed compensation for the executive officers adequately reflects their respective efforts on behalf of the Company.

Proposal:    The Board of Directors proposes

(i)     to approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers,

(ii)    to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers,

(iii)   to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and

(iv)   to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026.

13.    Approval of Contingent Value Rights (CVR) Agreement on an Advisory Basis

Explanation:    The Company intends to work towards selling its existing R&D assets under development, excluding the DOXA asset, as part of a contingent value rights agreement (the “CVR Agreement”). The combined company intends to develop the DOXA R&D asset, which will remain with the combined company (both independently and in combination with the company’s diabetes product). The remaining assets of the Company are intended to be reorganized under the CVR Agreement for the purpose of being sold by a committee to be established specifically for this purpose and responsible for executing the sale. Holders of NLS Common Stock (as defined in the CVR Agreement), the holders Preferred Shares (as defined in the CVR Agreement), the holders Preferred Certificates (as defined in the CVR Agreement), and the holders of warrants and pre-funded warrants of the Company, in each as of immediately prior to the Effective Time, are expected to be entitled to receive the net proceeds from the sale of the divested business, if and when it is sold, through mechanisms including Contingent Value Rights. It should be noted that if the divested business generates negative cash flow and/or profitability at the end of any fiscal quarter (except for intellectual property maintenance costs of up to $100,000 per calendar year), the combined company will have the right to cease the sale process of the divested business and take any action regarding it as deemed appropriate.

Proposal:    The Board of Directors proposes that the CVR Agreement be approved on an advisory basis.

14.    Approval of Option and RSU Conversion on an Advisory Basis

Explanation:    The Company intends to convert outstanding options and RSUs issued by Kadimastem into equivalent securities with identical rights in the Company at the time of the completion of the transactions contemplated by the Merger Agreement (the “Conversions”). The NLS Common Shares underlying options and RSUs shall be transferred to a trustee and subsequently to the holder upon exercise of the option or once the entitlement to the share underlying the RSU arises.

Proposal:    The Board of Directors proposes that the Conversions be approved on an advisory basis.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.      Voting Rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of September 5, 2025, 11:59 pm CEST (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from September 6, 2025, until and including September 29, 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.      Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until September 25, 2025 (received by 11:59 pm CEST).

3.      Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not be a shareholder). The respective power of attorney (proxy card) (the “Proxy Card”), is attached as Appendix 2.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than September 25, 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.
/s/ Ronald Hafner
Ronald Hafner
Chairman of the Board of Directors

Appendices:

Appendix 1: Registration Form
Appendix 2: Proxy Card.

Appendix 2

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS LTD. (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS LTD., DULY COMPLETED AND SIGNED AS
PROVIDED IN THE INVITATION DATED SEPTEMBER 5, 2025, LATEST BY SEPTEMBER 25, 2025
(RECEIVED BY 11:59 PM CEST).

The extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. will be held as follows:

−	Date:	September 29, 2025
−	Doors open:	15:45 pm (CEST)
−	Meeting time:	16:00 pm (CEST)
−	Place:	At the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland.

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd.; or
☐

No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated September 5, 2025.

Date and place:
Name:
Signature:

*****

Appendix 3

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) September 25, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary Meeting of Shareholders Proxy Card - NLS Pharmaceutics Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote “FOR” all listed Proposals. 1. Approval of the Merger Agreement on an advisory basis The board proposes to approve the Merger Agreement, that the Company has entered into on 4 November 2024 according to which it will merge with Kadimastem, in the sense of an advisory vote. 2. Par Value Reduction, Reverse split and Contribution in Kind The board proposes (i) to reduce the share capital and the participation capital by a reduction of the respective nominal values, (ii) to increase the share capital and the participation capital, (iii) to implement a reverse share split and (iv) to increase the share capital by way of a contribution in kind, in each case at the terms listed in the invitation. 3. Ordinary Share Capital Increase re Preferred Shares The board proposes to increase the share capital of the Company pursuant to the terms of the PIPE SPA, by way of an ordinary capital increase, by a maximum of CHF 30,000 (i.e., via the issuance of a maximum of 500,000 fully paid-in registered preferred shares in the Company with a nominal value of CHF 0.06 each (the “Additional B Shares”)) and to issue these Additional B Shares at the terms listed in the Invitation. 4. Reinstatement of the Capital Band The board proposes to reinstate and amend the capital band with a lower limit of the minimum possible and an upper limit of the maximum possible and amend article 3a of the articles of association as provided in the invitation. 5. Amendment of the Articles re Conditional Capital for Employee and Advisory Options The board proposes to amend the Company’s conditional capital for employee and advisory options with an upper limit of CHF 27,000 by issuing a maximum of 450,000 fully paid-in registered shares, due to the transactions contemplated by the Merger and the changes to the capital structure. Article 3b of the articles of association is proposed to be amended as provided in the invitation. 6. Amendment of the Articles re Conditional Capital for Shareholders’ Options The board proposes to amend the Company’s conditional capital for shareholders’ options with an upper limit of CHF 88,146.66 by issuing a maximum of 1,469,111 fully paid-in registered shares, due to the transactions contemplated by the Merger and the changes to the capital structure. Article 3c of the articles of association is proposed to be amended as provided in the invitation. 7. Amendment to the Articles regarding the Provisions on the Share Register and Voting Rights The board proposes to change articles 6 and 12 of the articles of association as provided in the invitation. 8. Amendment of the Articles to change the Company Name The board proposes to change the company name to NewcelX AG and that article 1 of the articles of association is amended as provided in the invitation. 9. Election of the new Board of Directors Pursuant to the Merger Agreement, the current members of the Board of Directors (excluding Alexander Zwyer and Olivier Samuel) must resign from their positions immediately prior to the Effective Time (as defined in the Merger Agreement). The board proposes to elect the following persons individually as board members for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting. Detailed information on the proposed board members is provided in the invitation. 9.01 Mr. Ronen Twito as chairman of the Board of Directors: citizen of Israel, residing in Israel 9.02 Prof. Michel Revel as member of the Board of Directors: citizen of Israel, residing in Israel 9.03 Mr. Eran Iohan as member of the Board of Directors: citizen of Israel, residing in Israel 9.04 Ms. Liora Oren as member of the Board of Directors: citizen of Israel, residing in Israel 9.05 Ms. Tammy Galili as member of the Board of Directors: citizen of Israel, residing in Israel FOR AGAINST ABSTAIN (TO BE SIGNED ON REVERSE)

NLS PHARMACEUTICS LTD. Extraordinary Meeting of Shareholders September 29, 2025 The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich as independent proxy; or (full name and address) as proxy of the undersigned, with full power of substitution, for and as in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary general meeting of shareholders of the Company to be held on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, at 4 p.m. CEST (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the common shares of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 14. For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof. PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED. DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 10. Election of the members of the Compensation, Nomination and Governance Committee FOR AGAINST ABSTAIN Due to the transactions contemplated by the Merger and the renewal of the Board of Directors, the board proposes to elect the following persons individually as members of the Compensation, Nomination and Governance Committee for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting. 10.01 Mr. Olivier Samuel 10.02 Mr. Eran Lohan 10.03 Ms. Liora Oren Detailed information on the proposed board members is provided in the invitation. 11. Advisory vote: Composition of the new Senior Management following the Merger Due to the transactions contemplated by the Merger, the Company’s senior management is intended to be newly constituted. The board proposes that the Extraordinary Shareholders Meeting approves the election of the following persons to the senior management in the sense of an advisory vote: Mr. Ronen Twito Prof. Michel Revel Mr. Kfir Malkandov Mr. Ariel Revel Dr. Eric Konofal Detailed information on the proposed senior management is provided in the invitation. 12. Compensation for the Members of the Board of Directors and Executive Management 12.1. Approval of the Compensation for the Board of Directors The board proposes to adjust the compensation for the Board of Directors, due to the transactions contemplated by the Merger, to a new maximum aggregate amount of CHF 200,000 for the fixed compensation of the Board of Directors. Furthermore the board proposes to set the grant of equity or equity linked instruments at a maximum aggregate amount of CHF 350,000 for the compensation of Board of Directors and the board proposes the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting. 12.2. Approval of the Compensation for the Executive Officers The board proposes to adjust the compensation for the Company’s executive officers, due to the transactions contemplated by the Merger, to a new maximum aggregate amount of CHF 494,000 for the fixed compensation and a new maximum aggregate amount of CHF 2,206,000 for the variable compensation of the Company’s executive officers. Furthermore the board proposes to set the grant of equity or equity linked instruments at a maximum aggregate amount of CHF 991,000 for the compensation of the Company’s executive officers and the board proposes the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026. 13. Approval of Contingent Value Rights (CVR) Agreement on an Advisory Basis The board proposes to approve the CVR Agreement in the sense of an advisory vote. The company intends to work towards selling its existing R&D assets under development, excluding the DOXA asset. 14. Approval of Option and RSU Conversion on an Advisory Basis The board proposes to approve the planned conversion of outstanding options and RSUs issued by Kadimastem into equivalent securities with identical rights in Company at the time of the completion of the transactions contemplated by the Merger Agreement in the sense of an advisory vote. Date Signature Signature, if held jointly To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about NLS that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (the “SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Chief Executive Officer of NLS Pharmaceutics Ltd., at The Circle 6, 8058 Zurich, Switzerland, or by calling +41.44.512.2150.

To facilitate timely delivery of these documents, any request should be made no later than September 15, 2025 to receive them before the extraordinary meeting of shareholders of NLS (the “NLS Meeting”).

For additional details about where you can find information about NLS, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

The contents of the websites of the SEC, NLS, Kadimastem, or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by NLS (File No. 333-284075), constitutes a notice of meeting and proxy statement with respect to the NLS Meeting and a prospectus of NLS under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the NLS Common Shares to be issued to Kadimastem shareholders pursuant to the Agreement and Plan of Merger, dated November 4, 2024, by and between NLS, NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd., which was further amended on January 30, 2025, February 17, 2025, May 5, 2025, June 5, 2025, July 1, 2025, July 18, 2025 and August 29, 2025, or the Merger Agreement, providing for the merger of Merger Sub with and into Kadimastem, with Kadimastem continuing as the surviving entity in the merger, as a result of which: (i) Kadimastem will become a wholly-owned subsidiary of NLS and (ii) each issued and outstanding ordinary share of Kadimastem, no par value, or Kadimastem Ordinary Share, immediately prior to the consummation of the merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of NLS, or the Merger.

NLS is providing these proxy materials in connection with the solicitation by the NLS Board of proxies to be voted at a meeting of our shareholders to be held on September 29, 2025, commencing at 4:00 pm, local time, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, or at any adjournment or postponement thereof. This proxy statement/prospectus and the enclosed proxy card will be mailed to each shareholder entitled to notice of, and to vote at, the NLS Meeting commencing on or about September 11, 2025.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of the Israeli Securities Law, 5728-1968, or Israeli Securities Law, and the Israel Securities Authority, or the ISA, has not approved this proxy statement/prospectus.

NLS has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to NLS, and Kadimastem has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Kadimastem. NLS and Kadimastem have both contributed to the information related to the Merger contained in this proxy statement/prospectus.

You are cautioned not to rely on any information other than the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated September 9, 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date, nor should you assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. The mailing of this proxy statement/prospectus to our shareholders will not create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

When used in this proxy statement/prospectus, all references to the “NLS,” refer to NLS Pharmaceutics Ltd.; all references to “Merger Sub” refer to NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NLS, formed for the purpose of effecting the Merger as described in this proxy statement/prospectus; all references to “Kadimastem” refer to Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST); all references to “combined company” refer to the combined company immediately following completion of the Merger and the other transactions contemplated by the Merger Agreement; all references to “Common Share,” or “NLS Common Share” refer to a common share of NLS, 0.03 CHF par value per share, subject to changes pursuant to the NLS Meeting; all references to “Preferred Shares” or “NLS Preferred Shares” refer to the preferred shares of NLS, CHF 0.03 par value per share; all references to “Preferred Participation Certificates” or “PPCs” refer to the preferred participation certificates of NLS, CHF 0.03 par value per share; all references to “NLS Board” refer to the board of directors of NLS; and all references to “Kadimastem Board” refer to the board of directors of Kadimastem.

All information included herein relating to NLS Common Shares or price per share of NLS reflects the 1-for-40 reverse split effected by NLS on September 27, 2024. Further, on January 14, 2025, the shareholders of NLS approved a change in the par value of the NLS Common Shares from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.80 as of December 31, 2024 and no adjustments have been made for the change in par value to additional paid in capital for the reduction in par value.

Page
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	iii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
COMPARATIVE PER SHARE MARKET PRICE INFORMATION	22
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
RISK FACTORS	25
EXTRAORDINARY SHAREHOLDER MEETING OF NLS	104
MATTERS BEING SUBMITTED TO A VOTE OF NLS SHAREHOLDERS	108
ADVISORY VOTE: APPROVAL OF MERGER AGREEMENT (PROPOSAL 1)	108
APPROVAL OF PAR VALUE REDUCTION, REVERSE SPLIT AND ORDINARY SHARE CAPITAL INCREASE WITH CONTRIBUTION OF THE KADIMASTEM SHARES TO IMPLEMENT THE MERGER (PROPOSAL 2)	109
APPROVAL OF ORDINARY PARTICIPATION CAPITAL INCREASE BY ISSUING PREFERRED SHARES (PROPOSAL 3)	112
APPROVAL OF THE REINSTATEMENT OF CAPITAL BAND (PROPOSAL 4)	113
APPROVAL OF INCREASE OF THE CONDITIONAL SHARE CAPITALS FOR EMPLOYEE AND ADVISORY OPTIONS (PROPOSAL 5)	114
APPROVAL OF INCREASE OF THE CONDITIONAL SHARE CAPITALS FOR SHAREHOLDERS’ OPTIONS (PROPOSAL 6)	115
APPROVAL OF THE TRANSFER AND VOTING RIGHTS LIMITATION OF 9.99%, GRANTING THE BOARD DISCRETION TO PROVIDE FOR EXCEPTIONS (ARTICLE 6 OF THE ARTICLES) (PROPOSAL 7)	116
APPROVAL OF AMENDMENT TO THE ARTICLES TO CHANGE THE COMPANY NAME THE NAME CHANGE (PROPOSAL 8)	117
ELECTION OF THE NEW BOARD OF DIRECTORS (PROPOSAL 9)	118
ELECTION OF THE MEMBERS OF THE COMPENSATION, NOMINATION AND GOVERNANCE COMMITTEE (PROPOSAL 10)	120
ADVISORY VOTE: APPROVAL OF COMPOSITION OF THE NEW SENIOR MANAGEMENT FOLLOWING THE MERGER (PROPOSAL 11)	121
Approval of THE Compensation for the Members of the NLS Board and Executive Management (PROPOSALs 12.1 – 12.2)	123
ADVISORY VOTE: APPROVAL OF CONTINGENT VALUE RIGHTS (CVR) AGREEMENT ON AN ADVISORY BASIS (PROPOSAL 13)	124
ADVISORY VOTE: APPROVAL OF OPTION AND RSU CONVERSION (PROPOSAL 14)	125
THE MERGER	126
THE MERGER AGREEMENT	144
CERTAIN RELATED AGREEMENTS	163
COMPARATIVE SHARE INFORMATION	165
NLS BUSINESS	166
KADIMASTEM BUSINESS	203
NLS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	234
KADIMASTEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	246
Directors and Executive Officers of Nls Following The Merger	254
EXECUTIVE COMPENSATION AND SHARE OWNERSHIP	260
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	263
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	267
BENEFICIAL OWNERSHIP OF SECURITIES	277
SWISS TAX CONSIDERATIONS	282
COMPARISON OF SHAREHOLDERS’ RIGHTS AND CORPORATE GOVERNANCE	288

i

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following section provides answers to frequently asked questions that you, as an NLS or Kadimastem shareholder, may have regarding the Merger, the Merger Agreement and other matters to be acted upon at the NLS Meeting and with respect to the NLS Ordinary Shares to be received in the Merger. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger, the Merger Agreement and other matters relating to the NLS Meeting or with respect to NLS Common Shares. Additional important information is contained in the cross-referenced sections, the annexes to, and the sections and documents incorporated by reference in, this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

You are receiving this proxy statement/prospectus because you have been identified as a shareholder of NLS as of the record date, and you are entitled to vote at the NLS Meeting to approve the matters described in this proxy statement/prospectus, NLS and Kadimastem have entered into the Merger Agreement that is described in this proxy statement/prospectus. Pursuant to the Merger Agreement, and amendments thereto, which is attached as Annex A hereto, upon the terms and subject to the conditions set forth therein, at the closing of the Merger, or the Closing, (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time, each Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement, or the Exchange Ratio. The initial target share split resulted in Kadimastem shareholders holding approximately 85% and the Company holding approximately 15% on a fully diluted basis immediately following the Closing, or the Initial Split. The final Exchange Ratio is subject to certain adjustments, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as measured at the close of business on the day preceding the NLS Meeting. The Exchange Ratio and related share allocations will be recalculated pursuant to the adjustment mechanisms set forth in the Merger Agreement, and the resulting split may vary from the Initial Split based on these estimates and other specified factors. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement. The Merger has been unanimously approved by both the NLS Board and Kadimastem Board, and has further been approved by the shareholders of Kadimastem. NLS is sending these materials to its shareholders to help them decide how to vote their NLS Common Shares and Preferred Shares, as the case may be, with respect to the matters to be considered at the NLS Meeting.

This proxy statement/prospectus and its annexes contain important information about the proposed Merger, Merger Agreement and other matters to be acted upon at the NLS Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This proxy statement/prospectus constitutes both a proxy statement and a prospectus of NLS. It is a proxy statement because the NLS Board is soliciting proxies from NLS’s shareholders in connection with the NLS Meeting. It is a prospectus because NLS will issue NLS Common Shares in exchange for outstanding Kadimastem Ordinary Shares in the Merger.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of Israeli Securities Law, and the ISA has not approved this proxy statement/prospectus.

For a more complete description of the Merger, please see the section entitled “The Merger Proposal (Proposal 1) — The Merger Agreement” in this proxy statement/prospectus.

Q.     What matters will be considered and voted on at the NLS Meeting?

There are 15 matters proposed by the NLS Board, scheduled for a vote at the NLS Meeting:

1.      To approve, on an advisory basis, the Merger Agreement.

2.      To approve (i) the reduction of the par value from CHF 0.03 per NLS Common Share, per Preferred Share, and per PPC to (not less than) CHF 0.003 per NLS Common Share, per Preferred Share and per PPC, and book any reduction amount into capital contribution reserves, (ii) the increase of the share capital and the participation capital by such minimum number of NLS Common Shares, Preferred Shares, and PPCs that allows the reverse split under Proposal 2(iii) to take place without fractional Common Shares, Preferred Shares, and PPCs against payment on behalf of the Company of the nominal amount and with exclusion of subscription rights of the shareholders, (iii) the reverse split of the Ordinary Shares, the Preferred Shares, and the PPCs by a reverse split ratio within a range of two-for-one (2:1) to twenty-for-one (20:1), and (iv) the increase of the share capital of the Company, by way of an ordinary capital increase, by up to 3,500,000 NLS Common Shares (which number is subject to change, depending on the determined par value reduction under Proposal 2(i) and the determined reverse split ratio under Proposal 2(iii), and corresponds to 70,000,000 NLS Common Shares before par value reduction and reverse split), and up to a maximum of CHF 240,000 (which amount is subject to change, depending on the determined par value reduction under Proposal 2(i)), to create the required number of the NLS Common Shares to be issued at the effective time of the Merger to the shareholders of Kadimastem in exchange for their Kadimastem Ordinary Shares.

3.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 30,000 (which number is subject to change, depending on the determined par value reduction under proposal 2) (i.e., via the issuance of a maximum of 500,000 fully paid in NLS preferred shares in the Company, par value CHF 0.06 each, (which number is subject to change, depending on the extent of par value reduction under and reverse split ratio under Proposal 2, and corresponds to 10,000,000 NLS Preferred Shares before par value reduction and reverse split). The NLS Board reserves the right to split the total maximum number of fully paid-in Preferred Shares to one or more issuances.

4.      To reinstate the capital band and to approve to amend the upper and the lower limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, as amended, or the Articles, to the maximum (and minimum) amount permitted by law (i.e., an amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting) for a period of five years from the date of the NLS Meeting and to make such amendments to the capital band as are appropriate to, among others, allow a more simplified conversion of NLS Preferred Shares and Preferred Participation Certificates.

5.      To approve conditional share capital for employee and advisory options (including RSUs) (3b) of the Company being equal to the maximum amount of CHF 27,000 (which amount is subject to change, depending on the determined par value reduction under proposal 2) (article 3b paragraph 1 of the Articles).

6.      To approve the conditional share capital for shareholders’ options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for employee and advisory options in accordance with article 3b paragraph 1 of the Articles).

7.      To approve the transfer and voting rights limitation of 9.99%, granting the NLS Board discretion to provide for exceptions (article 6 of the Articles).

8.      To approve the change of the Company’s name to NewcelX AG and to amend the title and article 1 of the Articles accordingly.

9.      To approve the election of Mr. Ronen Twito as a member and Executive Chairman of the NLS Board and each of Prof. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili to serve as members of the NLS Board for a term lasting until the next annual ordinary shareholders’ meeting of NLS.

10.    To approve the election of Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

11.    To approve on an advisory basis the appointment of the new senior management of the Company, as follows: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov, PhD (Vice President Research and Development), Mr. Ariel Revel, MD (Director of Medical Affairs) and Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program).

12.1. (i) to approve a new maximum aggregate amount of CHF 200,000 (cash based compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors,

(ii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of Board of Directors, and

(iii) to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.

12.2. (i) to approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers,

(ii) to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers,

(iii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and

(iv) to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026.

13.    To approve the CVR Agreement on an advisory basis.

14.    To approve the conversion of outstanding options and restricted stock units, or the RSUs, issued by Kadimastem into equivalent securities with identical rights in the Company at the time of the completion of the transactions contemplated by the Merger Agreement.

Q.     What will Kadimastem shareholders receive if the Merger is completed?

As a result of the Merger, holders of Kadimastem Ordinary Shares will be entitled to receive NLS Common Shares in exchange for Kadimastem Ordinary Shares, equal to the number of Kadimastem Ordinary Shares held by each Kadimastem shareholder multiplied by the Exchange Ratio.

At the effective time of the Merger, each outstanding Kadimastem Ordinary Share will be converted into the right to receive a number of NLS Common Shares equal to the Exchange Ratio, or the Merger Consideration.

The Merger Agreement does not provide for an adjustment to the total number of NLS Common Shares that the holders of Kadimastem Ordinary Shares will be entitled to receive to account for changes in the market price of NLS Common Shares. Accordingly, the market value of the NLS Common Shares issued pursuant to the Merger will depend on the market value of the NLS Ordinary Shares at the time the Merger closes and could vary significantly from the market value of the NLS Common Shares on the date of this proxy statement/prospectus.

No fractional NLS Common Shares will be issued in connection with the Merger. Instead, each holder of NLS Common Shares who otherwise would be entitled to receive a fractional NLS Common Share will receive such amount rounded down to the nearest whole number of NLS Common Shares.

v

The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to the adjustments as set forth in the Merger Agreement, including: (i) the amount of any proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives, in each case during the period following the Signing Date (as defined in the Merger Agreement) up to and including the Measurement Date (as defined in the Merger Agreement), or the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Measurement Date differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Measurement Date differs from the target of $0, (iv) valuation of NLS based on the product of (a) the closing price per share of the NLS Common Shares on the principal market or exchange on which the NLS Common Shares are traded on the Measurement Date multiplied by (b) the fully diluted NLS Common Shares outstanding as of the Measurement Date, or the NLS Valuation, and (v) the valuation of the combined company based on the quotient obtained by dividing (a) the NLS Valuation by (b) 0.15, which such valuation reflects the 15% target ratio share split. Based on various factors, including the gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

For example, if (i) the Merger was consummated as of August 28, 2025 (other than current liabilities of the previous month), (ii) the amount of proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives equaled $6,500,000, (iii) the amount of NLS’s estimate of its cash at the Closing equaled $5,000,000, inclusive of the Investment Proceeds Adjustment and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, and (iv) the amount of NLS’s estimate of its indebtedness at the Closing equaled $950,000 million, each Kadimastem Ordinary Share (on a fully diluted basis) would have been entitled to receive approximately 7 NLS Common Shares on a fully diluted basis. NLS will provide the final Exchange Ratio and Merger Consideration at the NLS Meeting.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of NLS or Kadimastem to satisfy certain conditions; provided, however, that in the event that the Measurement Date Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Measurement Date Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will exceed the anticipated and agreed 85% of all issued and outstanding shares; provided further, however, that in the event that the result of (i) the Measurement Date Cash (as defined in the Merger Agreement) minus the (ii) Measurement Date Indebtedness (as defined in the Merger Agreement) is more than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will be less than the target 85% of all issued and outstanding shares.

For a more complete description of what the holders of Kadimastem Ordinary Shares will receive in the Merger, please see the section entitled “The Merger Agreement — Merger Consideration” in this proxy statement/prospectus.

Q.     What are the respective valuations attributed to NLS and Kadimastem in the Merger?

For purposes of the Merger, as of December 19, 2024, Kadimastem has been valued at $71.1 million (using Risk-Adjusted Net Present Value method) and NLS has been valued between $11 million and $12 million (Using Market Value approach). The combined company was assumed to be at an aggregate value of $82.1 million to $83.1 million.

On the date immediately prior to the public announcement of the Merger, July 26, 2024, the closing price per NLS Common Share on the Nasdaq was $7.60, with a market capitalization of $25,203,492, and Kadimastem’s price per Kadimastem Ordinary Share on the TASE was $1.47, with a market capitalization of $6,661,646.

On December 19, 2024, the date of the determinations of the values for each company by Moore, Kadimastem’s market capitalization was $22,329,905 and its closing price per share was $3.161, each as calculated and converted from NIS to dollars based on a conversion rate of 3.645 NIS to 1 dollar on such day. On December 19, 2024, NLS’s closing price per NLS Common Share on the Nasdaq was $2.38, with a market capitalization of $4.35 million.

For more information, please see the section entitled “Fairness Opinions and Valuation Reports of Moore Financial Consulting” in this proxy statement/prospectus.

Q.     What is the anticipated business of the combined company?

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of NLS and its subsidiaries related solely to any product candidate of NLS and its subsidiaries, other than NLS’s Dual Orexin Agonist, or DOXA, platform. We refer herein to such assets to be disposed as the Legacy Assets. Kadimastem’s current business activities will continue to be carried out by Kadimastem as a wholly-owned subsidiary of NLS.

Q.     What vote is required to approve each proposal at the NLS Meeting?

The following voting majorities are required on the individual proposals of the draft NLS Meeting invitation:

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
Proposal 1 (Advisory vote: Approval of Merger Agreement)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 2 (Par Value Reduction, Reverse split and Ordinary Share Capital Increase with Contribution of the Kadimastem Shares to Implement the Merger)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 3 (Ordinary share capital increase by issuing preferred shares)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 4 (Reinstatement of the Capital Band)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 5 (Amendment of the Articles regarding Conditional Capital for Employee and Advisory Options)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 6 (Amendment of the Articles regarding Conditional Capital for Shareholders’ Options)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 7 (Amendment of the Articles regarding transfer and voting rights limitation of 9.99%)	At least two-thirds of the votes represented and a majority of the par value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 8 (Amendment to the Articles to change the Company Name)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
Proposal 9 (Election of the new Board of Directors)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 10 (Election of members of the Compensation, Nomination and Governance Committee)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11 (Advisory Vote: Composition of the new Senior Management following the Merger)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 12.1 (Approval of the compensation for the Board of Directors)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 12.2 (Approval of the compensation for the executive officers)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 13 (Approval of Contingent Value Rights (CVR) Agreement on an advisory basis)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 14 (14. Approval of Option and RSU Conversion on an advisory basis)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”

Q.     Why is NLS providing shareholders with the opportunity to vote on the Merger?

Among other reasons, Swiss corporate law requires that shareholders approve certain significant corporate actions such as the issuance of merger compensation shares at a meeting of the NLS shareholders.

Q.     What is required to consummate the Merger?

To consummate the Merger, Proposals Nos. 1, 2, 4, 6, 8, 13 and 14 must be approved at the NLS Meeting, or at any permitted adjournment thereof, by the requisite holders of NLS Common Shares and Preferred Shares on the record date for the NLS Meeting. The Merger will not occur if Proposals Nos. 1, 2, 4, 6, 8, 13 and 14 are not approved by NLS’s shareholders, unless NLS and Kadimastem agree to amend the Merger Agreement or waive certain closing conditions.

In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Q.     What conditions must be satisfied or waived to complete the Merger?

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and NLS. Kadimastem has received approval of the Merger by its shareholders. In addition, the Merger Agreement requires NLS to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. The Merger Agreement requires NLS to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement. Based on the proceeds received by NLS in connection with its financing transactions undertaken after the execution of the Merger Agreement, and in accordance with the adjustments as set forth in the Merger Agreement, Kadimastem satisfied the Investment Proceeds Adjustment and will therefore not be required to have cash at Closing.

Neither NLS nor Kadimastem is required to make any filings or obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, NLS must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of the shares in connection with the Merger, including the filing with the SEC of this proxy statement/prospectus. In addition, in connection with the Merger, Kadimastem is in the process of obtaining a 103K Tax Ruling, from the tax authorities in Israel; both NLS and Kadimastem are required to comply with the provisions thereunder. In Switzerland, the merger compensation shares must be registered with the Commercial Register of Zurich prior to the Closing.

For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “Conditions to the Consummation of the Merger” beginning on page 159 of this proxy statement/prospectus.

Q.     What is the anticipated liquidity position of the combined company following the Merger?

As of August 28, 2025, NLS and Kadimastem believe that the combined liquidity at Closing on a consolidated basis will be approximately $6.5 million, including financing investments of approximately $2.5 million to be raised prior to the Closing Date, with a combined amount of debt equal to approximately $1.5 million. NLS performed a debt to equity conversion on October 15, 2024, and is free of past liabilities, except for current working capital needs. NLS estimates that as of the Closing it will have sufficient funds to commence Kadimastem’s Phase IIa trial for amyotrophic lateral sclerosis, or ALS. Kadimastem estimates that the financing requirements of the Phase IIa trial will be between $10.0 million and $15.0 million.

Following the Merger, the combined company intends to conduct a few new drug reviews in order to introduce the combined company and all of its products to the market. In addition, we agreed to grant an investor the right to purchase up to an additional $10 million worth of convertible preferred shares under a securities purchase agreement we entered into on October 9, 2024 with an accredited investor, or the Debt Purchase Agreement, which is available to NLS’s resources based on market conditions and its performance. For more information regarding the terms of the Debt Purchase Agreements and $10 million facility thereunder, please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” in this proxy statement/prospectus.

The combined company anticipates incurring approximately $1.5 million of expenses in connection with the Merger. These fees include legal fees, audit fees, valuators, tax advisors, due diligence services, and printer services.

Q.     Is Nasdaq listing approval a condition to the closing of the Merger?

Yes. Per Section 6.2.10 of the Merger Agreement, Nasdaq Capital Market, or Nasdaq, listing approval is a condition to the closing of the Merger. Specifically, the Merger Agreement provides that the NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq, that the notification form for the listing of the NLS Common Shares to be issued in connection with the Merger must be accepted and approved (subject to official notice of issuance), and that the Nasdaq listing application for the initial listing of NLS following the Merger — as well as for the NLS Common Shares issued pursuant to the Agreement — must have been approved (subject to official notice of issuance). For more information, please see “The Merger Agreement — Regulatory Approvals” and “The Merger Agreement — Nasdaq Capital Market Listing” of this proxy statement/prospectus. The Company has applied for listing of the combined company’s Common Shares and traded warrants on the Nasdaq under the proposed symbols “NCEL” and “NCELW”, respectively, to be effective at the consummation of the Merger. While trading on the Nasdaq Stock Market is expected to begin following the Closing, there can be no assurance that the combined company’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — NLS Risk Factors — If NLS cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, NLS’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.”

Q.     What listing standards will the combined company be required to meet to maintain its listing on Nasdaq?

The combined company is expected to comply with Nasdaq’s continued listing standards, which include (but are not limited to) requirements regarding minimum market capitalization, shareholders’ equity, bid price, and certain corporate governance criteria. However, NLS is and shall continue to be a foreign private issuer after the Merger. As such, NLS is and will continue to be eligible for an exemption from certain Nasdaq corporate governance requirements that apply to issuers that are not foreign private issuers. Because Nasdaq’s standards are subject to periodic review and revision, NLS and Kadimastem will continuously monitor its compliance with such criteria as they evolve from time to time.

Q.     Will shareholders be informed whether the combined company has received Nasdaq listing approval prior to the shareholder vote on the Merger and related proposals?

Yes. To the extent such approval is not obtained before this proxy statement/prospectus is finalized, NLS will furnish a Report on Form 6-K to disclose such approval.

Q.     How does the NLS Board recommend NLS shareholders vote?

After careful consideration, the NLS Board recommends that NLS’s shareholders vote:

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the par value reduction, the reverse split and the ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of preferred shares.

•        “FOR” Proposal No. 4 to approve the reinstatement of the capital band.

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        “FOR” Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        “FOR” Proposal No. 8 to approve the name change of NLS.

•        “FOR” Proposal No. 9 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        “FOR” Proposal No. 12.2 to approve the compensation for the executive officers.

•        “FOR” Proposal No. 13 to approve the CVR Agreement.

•        “FOR” Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Q.     What will happen in the Merger?

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for the right to receive a number of newly issued, fully paid and nonassessable NLS Common Shares equal to the Exchange Ratio;

•        option, restricted share unit, or RSU, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement; and

•        each NLS Common Share issued and outstanding immediately prior to the Effective Time, and each NLS Common Share acquirable upon the exercise of outstanding warrants of NLS, shall continue to remain outstanding and, in addition, be entitled to a contingent value right, or CVR, pursuant to the terms of the Merger Agreement and the CVR Agreement.

In addition, several convertible loans issued by Kadimastem will be converted into equity securities of Kadimastem before Closing, including (1) a loan to Kadimastem from Alpha Capital Anstalt, or Alpha, in the amount of $1.2 million; and (2) a loan from Michel Revel in the amount of NIS 4.4 million. Under the Merger Agreement, any shareholder receiving NLS Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of NLS Common Shares equal to such NLS Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the NLS Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

x

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the NLS Board, and Kadimastem Board and shareholders, and the NLS Board has resolved, subject to customary exceptions, to recommend that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein.

In connection with the Closing, NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the NLS Board as of the Effective Time will resign and it is anticipated that Kadimastem’s executive officers and members of the Kadimastem Board as of the Effective Time will become NLS’s executive officers and members of the NLS Board, provided, however, that Mr. Alexander Zwyer shall not resign as a member of the NLS Board at the Effective Time and shall remain as a member of the NLS Board and, from the date of the Closing, until the date that is one year after the date of the Closing, the combined company shall not take any action to remove, or recommend the removal of Mr. Zwyer from the combined company’s board of directors without cause, and shall nominate for election and continue to recommend to its shareholders that Mr. Zwyer be elected to serve as a director of the combined company. As a condition to his continued service and re-appointment, Mr. Zwyer shall tender an irrevocable resignation letter effective upon the lapse of one year from the date of the Closing, subject to acceptance of his resignation by the NLS Board.

Q.     What are the CVRs?

Prior to the Closing, NLS will enter into the CVR Agreement with VStock Transfer, LLC, or the Rights Agent, which will govern the terms of the CVRs. The CVRs are contingent value rights that will be issued by NLS to the record holders of the outstanding NLS Common Shares as of immediately prior to the Effective Time. One CVR will be issued for each NLS Common Share held by each holder.

Also, the CVRs will be issued by NLS to the holders of the outstanding warrants and pre-funded warrants of NLS as of immediately prior to the Effective Time, to the same extent that if such holders of NLS warrants had held the number of NLS Common Shares acquirable upon the complete exercise of such warrants. One CVR will be issued for each NLS Common Share acquirable upon the complete exercise of such warrants. For a more complete description of the CVR Agreement, please see the section entitled “Certain Related Agreements — CVR Agreement” in this proxy statement/prospectus.

CVRs will be issued and distributed by NLS in the form of a dividend to each holder in connection with the Merger. The CVR Agreement will only become effective as of, and contingent upon, the Closing and shall be void upon the valid termination of the Merger Agreement.

Q.     When will the CVRs be payable and what is the payment procedure for the CVRs?

Payment of the CVRs is contingent upon the sale of the Legacy Assets (as defined in the Merger Agreement). Upon the occurrence of sale or disposition of all or any part of the Legacy Assets, NLS will deliver to the Rights Agent a certificate certifying that the holders of the CVRs are entitled to receive a corresponding CVR payment and setting forth, in reasonable detail, the calculation of the applicable CVR payment amount, together with reasonable supporting documentation for such calculation. The Rights Agent shall, within the time period specified in the Merger Agreement, deliver to the holders of the CVRs a copy of their payment. Pursuant to the CVR Agreement, NLS is also entitled to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, after which the holders of the CVRs will not be entitled to any kind payment under the CVR Agreement. For more detailed discussion of the Legacy Assets and payment procedure for the CVRs, please see the sections entitled “The Merger Proposal (Proposal 1) — The Merger Agreement” and “Certain Related Agreements — CVR Agreement.”

Q.     Is interest payable with respect to the CVRs?

No interest will accrue on any amounts payable on the CVRs to any CVR holder.

Q.     If the CVR payment is made, what will be the respective ownership percentages?

The CVRs will not represent any equity or ownership interest in NLS or in any constituent company to the Merger.

Q.     Is the CVR payment secured or guaranteed?

The CVR payment is neither secured nor guaranteed. Notwithstanding anything to the contrary, the CVR Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement, if signed prior to the Closing. Even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement. Payment of the CVRs is contingent upon the sale of the Legacy Assets. Pursuant to the CVR Agreement, NLS is also entitled to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, after which the holders of the CVRs will not be entitled to any kind payment under the CVR Agreement. If the divested business generates negative cash flow and/or profitability at the end of any fiscal quarter (except for intellectual property maintenance costs of up to $100,000 per calendar year), the combined company will have the right to cease the sale process of the divested business and take any action regarding it as deemed appropriate. The rights of the holders and the obligations of NLS are contract rights limited to those expressly set forth in the Merger Agreement and the CVR Agreement, and such holders’ sole right to receive property thereunder is the right to receive cash received from the sale of the Legacy Assets, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and the CVR Agreement. For a more detailed description, see “Risk Factors — Risks Related to the Merger,” and “Certain related Agreements — CVR Agreement.”

Q.     Can I sell the CVRs?

No. The CVRs cannot be sold or transferred other than through a permitted transfer. For a more complete description of the transferability of the CVRs, please see the section entitled “Certain Related Agreements — CVR Agreement” in this proxy statement/prospectus.

Q.     Who will be the directors of NLS following the Merger?

At and immediately after the Effective Time of the Merger, subject to the approval of NLS shareholders, the NLS Board is expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Name	Age	Position(s)
Ronen Twito	50	Executive Chairman nominee and Chief Executive Officer
Prof. Michel Revel, MD, PhD	87	Director nominee and Chief Scientific Officer
Olivier Samuel	51	Independent Director
Eran Iohan	54	Independent Director nominee
Liora Oren	47	Independent Director nominee
Alexander C. Zwyer	56	Director
Tammy Galili	53	Director nominee

Q.     Who will be the executive officers of NLS immediately following the Merger?

Immediately following the Merger, the executive officers’ team of NLS is expected to be composed as set forth below:

Name	Age	Position(s) with the combined company	Current Position(s)
Ronen Twito	50	Executive Chairman nominee and Chief Executive Officer	Executive Chairman and Chief Executive Officer of Kadimastem
Prof. Michel Revel, MD, PhD	87	Director nominee and Chief Scientific Officer	Director and Chief Scientific Officer of Kadimastem
Kfir Molakandov PhD	48	Vice President of Research and Development	Vice President of Research and Development of Kadimastem
Uri Ben Or	54	Chief Financial Officer	Chief Financial Officer of Kadimastem
Ariel Revel, MD	63	Director of Medical Affairs	Director of Medical Affairs of Kadimastem
Eric Konofal, MD, PhD	57	Head of DOXA Program	Chief Scientific Officer

Q.     What are the tax consequences of the Merger to me?

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

The Merger is not subject to Swiss withholding tax (Verrechnungssteuer).

For Swiss resident individuals holding NLS Common Shares or Preferred Shares as part of their private assets, the Merger should be tax neutral for purposes of Swiss federal, cantonal and communal income tax, given that the sum of the NLS share capital and capital contribution reserves after the Merger does not exceed the sum of the share capital and capital contribution reserves of NLS and Kadimastem prior to the Merger on a cumulative basis.

For Swiss resident individuals as well as non-Swiss resident individual taxpayers holding NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the relevant tax book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

For Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the tax relevant book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

Non-Swiss residents who are holding NLS Common Shares or Preferred Shares and who are not residents in Switzerland for Swiss tax purposes are not subject to any Swiss federal, cantonal or communal income tax. Therefore, the Merger has no tax implications on such holders of NLS Common Shares or Preferred Shares.

For stamp duty purposes (Emissionsabgabe), an exemption has been applied. In consequence, as confirmed by a tax ruling of the Swiss Federal Tax Administration, the Merger is not subject to Swiss stamp. The Merger should further not be subject to Swiss securities transfer tax (Umsatzabgabe).

Q.     What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should read and carefully consider the risks set forth in the section entitled “Risk Factors” in this proxy statement/prospectus. You also should read and carefully consider the risks that are described in the documents that are incorporated by reference into this proxy statement/prospectus.

Q.     When and where will the NLS Meeting be held?

The NLS Meeting will be held at 4:00 pm, local time, on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland.

Q.     Who can attend the NLS Meeting?

The NLS Meeting will be held in person at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland. The NLS Meeting will start at 4:00 pm, local time, on September 29, 2025. If, on the record date, your NLS Common Shares or NLS Preferred Shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, or VStock, and/or in NLS’s share ledger, you are considered to be the shareholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by NLS. Any NLS shareholder of record, may attend, listen to and participate in the NLS Meeting in person. Shareholders may vote in person and submit questions in person with the voter control number included in their proxy card. If you choose to vote your shares in person at the NLS Meeting, please bring your enclosed proxy card and means of identification. Even if you plan to attend the NLS Meeting in person, NLS requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the NLS Meeting if you are unable to attend.

Please refer to the section entitled “Extraordinary Shareholders’ Meeting of NLS” for more information on attending the NLS Meeting.

If, on the record date, your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of ordinary shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the NLS Meeting. Because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the NLS Meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the NLS Meeting.

Q.     Who is entitled to vote at the NLS Meeting?

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of September 5, 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to the NLS meeting.

Q.     What constitutes a quorum at the NLS Meeting?

Neither Swiss law nor the Articles provide any quorum requirements applicable to the NLS Meeting.

Q.     What are the Shareholder Support Agreements?

Concurrently with the execution of the Merger Agreement, NLS entered into support agreements, each, a Support Agreement, with certain shareholders of NLS, or the Supporting Persons, covering approximately 35% of the outstanding NLS Common Shares. Pursuant to the Support Agreements, each Supporting Person has agreed, among other things, to vote its NLS Common Shares, and any other voting securities such Supporting Person might hold, in favor of the approval of (i) the issuance of NLS Common Shares equal to the required number of NLS Common Shares to serve as the Merger Consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of NLS Common Shares, for the purpose of making available the required number of NLS Common Shares to serve as the Merger Consideration. Similarly, Kadimastem and certain shareholders of Kadimastem entered into voting and support agreements. The Merger has been approved by the shareholders of Kadimastem. For a more complete description of the Support Agreements, please see the section entitled “Certain Related Agreements — Support Agreements” in this proxy statement/prospectus.

Q.     How do the insiders of NLS intend to vote on the proposals?

NLS’s directors and executive officers as a group beneficially own and are entitled to vote 502,101 NLS Common Shares, or an aggregate of approximately 12.1% of the issued and outstanding NLS Common Shares as of August 28, 2025. The holders of Common Shares have agreed to vote their securities in favor of each of the Proposals.

The directors and executive officers have informed us that they intend to vote all of their NLS Common Shares:

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the par value reduction, reverse split and the ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of preferred shares.

•        “FOR” Proposal No. 4 to approve the reinstatement of the capital band.

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        “FOR” Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        “FOR” Proposal No. 8 to approve the name change of NLS.

•        “FOR” Proposal No. 9 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        “FOR” Proposal No. 12.2 to approve the compensation for the executive officers.

•        “FOR” Proposal No. 13 to approve the CVR Agreement.

•        “FOR” Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Q.     What interests do the current executive officers and directors of NLS and Kadimastem have in the Merger?

In considering the recommendation of NLS Board to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, certain NLS directors and executive officers have interests in the Merger that differ from, or extend beyond, those of NLS’s shareholders generally. NLS’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and in recommending to shareholders that they approve the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. NLS’s directors and executive officers do not have interests in the Merger, except for the fact that:

Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger. Mr. Eric Konofal will continue to be a part-time officer of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Additionally, following the Merger, several agreements related to compensation for NLS’s officers and directors will go into effect, including:

•        The annual salary of Mr. Ronen Twito, Executive Chairman and Chief Executive Officer, or CEO, of Kadimastem of a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $398,797 (including social benefits) will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $445,714 upon the combined company completing a capital raise greater than $10 million following the Merger and a bonus payment, subject to the discretion of the board of directors. Under the employment agreement with Kadimastem, Mr. Twito received 157,995 RSUs to be settled into such number of Kadimastem Ordinary Shares as provided under the agreement, vested over a two-year period. The agreement includes acceleration provisions including at the Closing of the Merger. At the Closing of the Merger the unvested RSUs convert into RSUs of NLS, in accordance with the terms of the Merger Agreement. Under the employment agreement, upon the Closing of the Merger, Mr. Twito shall also be entitled to a bonus equal to the NIS equivalent of $100,000;

•        Mr. Kfir Molakandov’s, Kadimastem’s VP of Research and Development, annual salary will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $187,669, including social benefits;

•        Mr. Ariel Revel’s, Director of Medical Affairs of Kadimastem, annual salary will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $93,835, including social benefits; and

•        Each director on the NLS Board (1) shall receive an annual amount of $25,000, payable quarterly, and a one-time option grant equal to 0.2% of the outstanding NLS Common Shares, with the initial vesting over three (3) years, with an exercise price equal to the market price at the Closing; and (2) will enter into indemnification agreements between NLS and members of the NLS Board.

Additionally, Prof. Michel Revel, MD, Director and Chief Scientific Officer of Kadimastem and the beneficial owner of 1,313,877 Kadimastem Ordinary Shares as of August 28, 2025, and Ronen Twito, Executive Chairman and CEO of Kadimastem, and beneficial owner of 367,332 Kadimastem Ordinary Shares as of August 28, 2025, will benefit directly from the exchange of their Kadimastem Ordinary Shares in exchange for shares of NLS resulting from the Merger.

Q.     What happens if the Merger is not consummated?

If, for any reason, the Merger does not close, Kadimastem will remain an independent public company and will continue to be listed and traded on the Tel Aviv Stock Exchange, or TASE. Kadimastem’s business will not merge with the Merger Sub and become wholly owned by NLS.

The Merger Agreement contains customary termination rights for each of NLS and Kadimastem, including the right of NLS and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before an outside date, which can be extended by mutual agreement. The original outside date included in the Merger Agreement was

January 31, 2024, and has been extended to April 30, 2025 and further to June 30, 2025, August 31, 2025 and October 31, 2025 thereafter by amendments. The Merger Agreement also provides that NLS shall pay to Kadimastem a termination fee of $10,000,000 plus the NLS Operating Expenses (as defined in the Merger Agreement), up to a maximum of $250,000 per month beginning July 28, 2024, and Transaction Expenses (as defined in the Merger Agreement) if NLS terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement.

Further, the NLS Board may, following the termination of the Merger Agreement, elect to, among other things, attempt to complete another strategic transaction similar to the Merger, attempt to sell or otherwise dispose of certain assets of NLS or continue to operate the business of NLS.

Q.     When do you expect the Merger to be completed?

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described under the section titled “Conditions to the Consummation of the Merger” beginning on page 159 of this proxy statement/prospectus, or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Merger Agreement may be terminated by NLS and/or Kadimastem if the Closing has not occurred by October 31, 2025. NLS and Kadimastem anticipate that the consummation of the Merger will occur in the third quarter of 2025. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the Closing will occur or if it will occur at all.

For a description of the conditions to the completion of the Merger, see the section titled “Conditions to the Consummation of the Merger” beginning on page 159 of this proxy statement/prospectus.

Q.     What do I need to do now?

NLS and Kadimastem urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger will affect you as a shareholder of NLS. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote at the NLS Meeting?

Shareholders can either vote by personal participation or by representation. All shareholders attending the NLS Meeting (either by personal participation or representation) are requested to complete and sign the registration form, attached as an exhibit to this proxy statement/prospectus and the invitation to the NLS Meeting, latest until September 25, 2025 (received by 11:59 pm CET) and send it either via postal mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) to NLS.

In the event that you do not intend to participate personally in the NLS Meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not be a shareholder) by completing and signing the respective power of attorney (proxy card).

The independent proxy will be physically present at NLS Meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the NLS Board will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the NLS Board. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com), or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than September 25, 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Q.     If my NLS Common Shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, will be treated as votes cast in the NLS Meeting and count as an “ABSTAIN” vote for a Proposal and in accordance with Swiss law, has the same effect as an “AGAINST” vote on the Proposal.

Q.     What are “broker non-votes”?

If you hold NLS Common Shares beneficially in street name and do not provide your broker or other agent with voting instructions, your NLS Common Shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-discretionary” matters. All the Proposals are non-discretionary matters. As a result, banks, brokers and other nominees will not have discretion to vote on the Proposals.

Q.     May I change my vote after I have mailed my signed proxy card?

Regarding the NLS Meeting, you may change your vote by entering a new vote by internet or submitting a later-dated proxy at any time prior to the closing of the ballots in accordance with the voting instructions provided in the proxy invitation letter. Please note that with the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting. Shareholders of NLS may revoke their proxies at any time prior to the closing of the ballots for the NLS Meeting.

Q.     What happens if I fail to take any action with respect to the NLS Meeting?

Swiss law provides that any resolution duly adopted by the shareholders’ meeting is effective for all shareholders (except for discharge resolutions of the NLS Board, however, with respect to which the NLS Meeting will not resolve on such an agenda item). Therefore, should you fail to take any action in connection with the NLS Meeting, the resolutions adopted at the NLS Meeting will be effective in relation to you. It does not restrict your right to challenge or declare void any resolutions adopted by the NLS Meeting.

Q.     What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of preferred shares.

•        “FOR” Proposal No. 4 to approve the reinstatement of the capital band.

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        “FOR” Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        “FOR” Proposal No. 8 to approve the name change of NLS.

•        “FOR” Proposal No. 9 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        “FOR” Proposal No. 12.2 to approve the compensation for the executive officers.

•        “FOR” Proposal No. 13 to approve the CVR Agreement.

•        “FOR” Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Q.     What should I do if I receive more than one set of voting materials?

With regard to the NLS Meeting, shareholders of NLS which receive more than one set of voting materials are asked to inform NLS and return all redundant voting materials to NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com). Shareholders can only cast as many votes at their shareholding at the record date entitle them to.

Q.     Will the NLS Board and Kadimastem Board obtain a third-party valuation report or fairness opinion in determining whether or not to proceed with the Merger?

The Kadimastem Board obtained a fairness opinion and a valuation report relating to the Merger in a form reasonably satisfactory to it. The fairness opinion was not prepared for the benefit of NLS’s shareholders and accordingly, NLS’s shareholders are not entitled to rely on the fairness opinion. Additionally, the fairness opinion does not opine on the fairness of the Exchange Ratio to NLS or NLS’s shareholders.

For more information, please see the section entitled “Fairness Opinions and Valuation Reports of Moore Financial Consulting” in this proxy statement/prospectus.

Q.     Do I have appraisal rights in connection with the proposed Merger?

Holders of NLS Common Shares do not have appraisal rights under the laws of the State of Israel or under the laws of Switzerland in connection with the Merger.

Q.     Who is paying for this proxy solicitation?

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.     What will happen to Kadimastem’s equity awards plans?

At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement.

Q.     What is the anticipated ownership of the combined company following the Merger?

The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as of the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

The anticipated beneficial ownership of the combined company following the Merger is set forth below:

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Michel Revel(2)	8,573,423	16.7	16.7
Ronald Hafner(3)	557,439	1.1	1.1
Ronen Twito(4)	2,743,483	5.3	5.3
Alexander C. Zwyer(5)	1,742	*	*
Olivier Samuel(6)	1,248	*	*
Eran Iohan	—	—	—
Liora Oren	—	—	—
Tammy Galili	—	—	—
Kfir Molakandov	—	*	*
Ariel Revel	—	—	—
Nicole Fernandez – McGovern	—	—	—
Eric Konofal(7)	51,315	*	*
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(8)	8,974,165	17.5	17.5
Clover Wolf Capital Limited Partnership(9)	3,431,206	6.7	6.7
Alpha Capital Anstalt(10)	5,096,575	9.99	9.99

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. NLS Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days of August 28, 2025, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Consists of (i) 8,384,411 NLS Common Shares, (ii) 189,012 NLS Common Shares held by Revel Family Ltd., and (iii) 189,012 NLS Common Shares issuable upon exercise of common warrants held by Revel Family Ltd. exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, its sole equity owner, who holds voting and dispositive power over the securities. The address of Revel Family Ltd. is 52 HaNasi HaRishon Street, Rehovot, Israel, 7630242.

(3)      Consists of (i)  438,169 NLS Common Shares, (ii) 3,474 NLS Common Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025, (iii) 13,054 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, (iv) 100,807 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%, and (v) 1,925 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 4.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in Mr. Ronald Hafner owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Mr. Hafner is Chairman of NLS Pharmaceutics Ltd.

(4)      Consists of (i) 2,058,573 NLS Common Shares, (ii) 232,686 Common Shares issuable upon vesting of RSUs and exercisable within 60 days of August 28, 2025, and (iii) 452,224 NLS Common Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025.

(5)      Consists of 1,742 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(6)      Consists of 1,248 NLS Common Shares.

(7)      Consists of (i) 48,528 NLS Common Shares, and (ii) 2,787 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(8)      Consists of (i) 8,766,252 NLS Common Shares, and (ii) 207,913 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl. The address of League Jinn Sarl is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.

(9)      Consists of 3,431,206 NLS Common Shares. Ms. Adi Wolf has the voting and dispositive power over the shares held by Clover Wolf Capital Limited Partnership. The mailing address of Ms. Adi Wolf is 24 Bodenheimer, Tel Aviv 6200838, Israel.

(10)    Consists of (i) 781,190 NLS Common Shares issuable upon conversion of NLS Preferred Shares within 60 days of August 28, 2025, (ii) 738,636 NLS Common Shares issuable upon exercise of common warrants within 60 days of August 28, 2025, (iii) 400,023 NLS Common Shares issuable upon conversion of 370,093 PPCs within 60 days of August 28, 2025, and (iv) 13,969,675 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025. The common warrants are subject to a beneficial ownership limitation of 9.99%, and the pre-funded warrants are subject to a beneficial ownership limitation of 4.99% (or upon election of Alpha, 9.99%). Such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. As a result, the number of NLS Common Shares reflected in the table owned by Alpha includes (a) any outstanding NLS Common Shares held by such shareholder, and (b) if any, the number of NLS Preferred Shares and warrants convertible into NLS Common Shares that the holder has the right to acquire within 60 days of August 28, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

At the Closing, 37,304 RSUs issued by Kadimastem are expected to be exchanged for 232,686 RSUs of the combined company, and 175,600 Kadimastem options to purchase Kadimastem Ordinary Shares are expected to be exchanged for 1,095,317 options to purchase NLS Common Shares of the combined company.

Q.     What is the anticipated ownership of options, warrants and other outstanding equity awards that are anticipated to remain outstanding following the completion of the Merger?

As of August 28, 2025, the expected total amount of RSUs of Kadimastem that will be exchanged for RSUs of NLS is 37,304 RSUs of Kadimastem, which will equal to 232,686 RSUs of NLS at the Effective Time. All such RSUs have been and shall continue to be owned by current and past officers and employees of Kadimastem, and represent approximately 0.5% of the estimated number of issued and outstanding shares of the combined company immediately following the Closing.

As of August 28, 2025, the total amount of Kadimastem options that will be exchanged for NLS options at the Effective Time will be 175,600, which will be exchanged for 1,095,317 NLS options. All such options have been and shall continue to be owned by current and past officers and employees of Kadimastem and represent approximately 2.20% of the estimated number of issued and outstanding shares of the combined company immediately following the Closing.

Additionally, NLS is required to make payments under a finder’s agreement of warrants to purchase $500,000 worth of NLS Common Shares with an exercise price per share equal to the price per NLS Common Share on Nasdaq immediately prior to the public announcement of such transaction. For more information, please see “The Merger — NLS’s Background of the Merger.”

Q.     Who can help answer my questions?

With regard to the NLS Meeting, shareholders of NLS who have questions may contact NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com).

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the NLS Meeting, including the proposal to approve the Merger, you should carefully read this entire proxy statement/prospectus, including the Merger Agreement and amendments thereto attached as Annex A to this proxy statement/prospectus as well as the other annexes attached hereto. The Merger Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Merger. It is also described in detail in this proxy statement/prospectus in the section entitled “Summary of the Material Terms of the Merger Agreement,” but is qualified by reference to the complete text of the Merger Agreement. The Items in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information” beginning on page 319 of this proxy statement/prospectus for more information.

The Parties to the Merger

NLS

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. NLS’s lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release, or ER formulation, is being developed for the treatment of narcolepsy (lead indication) and attention deficit hyperactivity disorder, or ADHD (follow-on indication). NLS believes that this dual mechanism of action will also enable mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. NLS is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. NLS’s dual development strategy is designed to optimize the outcome of its clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, NLS believes, exists with respect to the development of its lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating). The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of any Legacy Assets, which excludes the DOXA platform. The DOXA platform includes AEX-041. It is important to note that AEX-041 is currently in the preclinical stage of development. This means that the candidate is undergoing early laboratory studies to evaluate its safety profile and pharmacological properties, and it has not yet been tested in human clinical trials. Consequently, its efficacy, safety, and potential for regulatory approval remain subject to further research and development.

NLS was incorporated on June 10, 2015, as a Swiss limited company. NLS’s registered office and principal executive offices are located at The Circle 6, 8058 Zurich, Switzerland. NLS’s telephone number in Switzerland is +41.44.512.2150 and its website address is https://nlspharma.com. The information contained on, or that can be accessed through, NLS’s website is not part of this proxy statement/prospectus. The website address has been included in this proxy statement/prospectus solely as an inactive textual reference.

After the consummation of the Merger, NLS’s principal executive office will remain at The Circle 6, 8058 Zurich, Switzerland, Tel: +41.44.512.2150.

Merger Sub

Merger Sub was incorporated on November 3, 2024, under the laws of the State of Israel, as a wholly-owned subsidiary of NLS for the purpose of effecting the Merger and to serve as the vehicle for, and to be subsumed by, Kadimastem pursuant to the Merger.

Kadimastem

Kadimastem is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf” allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells, or hESCs, into functional cells.

Kadimastem is primarily developing two products:

1.      AstroRx®, Kadimastem’s lead product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are mainly cells that support the CNS.

2.      IsletRx is Kadimastem’s treatment for diabetes is currently in preclinical development. IsletRx is comprised of functional, insulin and glucagon producing and releasing pancreatic islet cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes. The IsletRx development program includes three programs in various preclinical development stages; iTOL-102 (Pre-IND), Encap-IsletRx (INTERACT) and In-Scaffold-IsletRx (early development).

Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is currently listed on the TASE (TASE: KDST).

Kadimastem’s principal offices are located at Pinchas Sapir 3, Weizmann Science Park, Ness-Ziona, Israel.

General Description of the Merger and the Merger Agreement (Pages 126 and 144)

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Merger.

Pursuant to the Merger Agreement: (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time, each issued and outstanding Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the terms of the Merger Agreement.

The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to the adjustments as set forth in the Merger Agreement, including: (i) the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Measurement Date differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Measurement Date differs from the target of $0, (iv) valuation of NLS based on the product of (a) the closing price per share of the NLS Common Shares on the principal market or exchange on which the NLS Common Shares are traded on the Measurement Date multiplied by (b) the fully diluted NLS Common Shares outstanding as of the Measurement Date, and (v) the valuation of the combined company based on the quotient obtained by dividing (a) the NLS Valuation by (b) 0.15, which such valuation reflects the 15% target ratio share split. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

For example, if (i) the Merger was consummated as of August 28, 2025 (other than current liabilities of the previous month), (ii) the amount of proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives equaled $6,500,000, (iii) the amount of NLS’s estimate of its cash at the Closing equaled $5,000,000, inclusive of the Investment Proceeds Adjustment and additional financing investments at an amount of approximately $2.5 million to be raised prior to the Closing Date, and (iv) the amount of NLS’s estimate of its indebtedness at the Closing equaled $950,000, each Kadimastem Ordinary Share (on a fully diluted basis) would have been entitled to receive approximately 7 NLS Common Shares on a fully diluted basis. NLS will provide the final Exchange Ratio and Merger Consideration at the NLS Meeting.

For purposes of the Merger, Moore Financial Consulting, or Moore, as of December 19, 2024, valued Kadimastem at $71.1 million (using Risk-Adjusted Net Present Value method) and valued NLS at $11 million to $12 million (Using Market Value approach). The combined company was assumed to be at an aggregate value of $82.1 million to $83.1 million.

On the date immediately prior to the public announcement of the Merger, July 26, 2024, NLS’s closing price per NLS Common Share on the Nasdaq was $7.60, with a market capitalization of $25,203,492, and Kadimastem’s price per Kadimastem Ordinary Share on the TASE was $1.47, with a market capitalization of $6,661,646.

On December 19, 2024, the time of the determinations of the values for each company, Kadimastem’s market capitalization was $22,329,905 and its closing price per share was $3.161, each as calculated and converted from NIS to dollars based on a conversion rate of 3.645 NIS to 1 dollar on such day. On December 19, 2024, NLS’s closing price per NLS Common Share on the Nasdaq was $2.38, with a market capitalization of $4.35 million.

NLS and Kadimastem believe that the combined liquidity at Closing on a consolidated basis will be approximately $6.5 million, including financing investments of approximately $2.5 million to be raised prior to the Closing Date, with a combined amount of debt equal to approximately $1.5 million. NLS performed a debt to equity conversion on October 15, 2024 and is free of past liabilities, except for current working capital needs. NLS estimates that as of the Closing it will have sufficient funds to commence Kadimastem’s Phase IIa trial for ALS.

The Merger Agreement further provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of any Legacy Assets, which excludes the DOXA platform. The DOXA platform includes AEX-041. It is important to note that AEX-041 is currently in the preclinical stage of development. This means that the candidate is undergoing early laboratory studies to evaluate its safety profile and pharmacological properties, and it has not yet been tested in human clinical trials. Consequently, its efficacy, concept, and potential for regulatory approval remain subject to further research and development. It is expected that the proceeds from any such disposition will be distributed to the holders of NLS Common Stock (as defined in the CVR Agreement), the holders Preferred Shares (as defined in the CVR Agreement), the holders Preferred Certificates (as defined in the CVR Agreement), and the holders of warrants and pre-funded warrants of the Company, in each as of immediately prior to the Effective Time, or such holders collectively, the CVR Recipients, pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein.

Merger Consideration (Page 126 and 144)

Pursuant to the terms of the Merger Agreement, each Kadimastem Ordinary Share will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable NLS Common Shares equal to the Exchange Ratio, subject to certain adjustments as of the Closing, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as of the Measurement Date.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of NLS or Kadimastem to satisfy certain conditions; provided, however, that in the event that the Measurement Date Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Measurement Date Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will exceed the anticipated and agreed 85% of all issued and outstanding shares; provided further, however, that in the event that the result of the Measurement Date Cash (as defined in the Merger Agreement) minus the Measurement Date Indebtedness (as defined in the Merger Agreement) is more than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will be less than the target 85% of all issued and outstanding shares. NLS will provide the final Exchange Ratio and Merger Consideration at the NLS Meeting. Under the Merger Agreement, any shareholder receiving NLS Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of NLS Common Shares equal to such NLS Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the NLS Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

Expected Timing of the Merger (Page 161)

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” on page 159 of this proxy statement/prospectus, or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Merger Agreement may be terminated by NLS and/or Kadimastem if the Closing has not occurred by October 31, 2025.

NLS and Kadimastem anticipate that the consummation of the Merger will occur in the third quarter of 2025. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the Closing will occur or if it will occur at all.

For a description of the conditions to the completion of the Merger, see the section titled “Conditions to the Consummation of the Merger” on page 159 of this proxy statement/prospectus.

NLS Meeting (Page 104)

Date, Time and Place of the of the NLS Meeting

The NLS Meeting will be held at 4:00 pm, local time, on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland. NLS will be hosting the NLS Meeting in person to consider and vote upon:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of NLS Preferred Shares.

•        Proposal No. 4 to approve the reinstatement of the capital band.

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        Proposal No. 8 to approve the name change of NLS.

•        Proposal No. 9 to approve the election of the new members to the NLS Board.

•        Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        Proposal No. 12.2 to approve the compensation for the executive officers.

•        Proposal No. 13 to approve the CVR Agreement.

•        Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Purpose of the NLS Meeting

NLS is holding the NLS Meeting for the following purposes:

1.      To approve, on an advisory basis, the Merger Agreement.

2.     To approve (i) the reduction of the par value from CHF 0.03 per NLS Common Share, per Preferred Share, and per PPC to (not less than) CHF 0.003 per NLS Common Share, per Preferred Share and per PPC, and book any reduction amount into capital contribution reserves, (ii) the increase of the share capital and the participation capital by such minimum number of NLS Common Shares, Preferred Shares, and PPCs that allows the reverse split under Proposal 2(iii) to take place without fractional Common Shares, Preferred Shares, and PPCs against payment on behalf of the Company of the nominal amount and with exclusion of subscription rights of the shareholders, (iii) the reverse split of the Ordinary Shares, the Preferred Shares, and the PPCs by a reverse split ratio within a range of two-for-one (2:1) to twenty-for-one (20:1), and (iv) the increase of the share capital of the Company, by way of an ordinary capital increase, by up to 3,500,000 NLS Common Shares (which number is subject to change, depending on the determined par value reduction under Proposal 2(i) and the determined reverse split ratio under Proposal 2(iii), and corresponds to 70,000,000 NLS Common Shares before par value reduction and reverse split), and up to a maximum of CHF 240,000 (which amount is subject to change, depending on the determined par value reduction under Proposal 2(i)), to create the required number of the NLS Common Shares to be issued at the effective time of the Merger to the shareholders of Kadimastem in exchange for their Kadimastem Ordinary Shares.

3.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 30,000 (which number is subject to change, depending on the determined par value reduction under proposal 2) (i.e., via the issuance of a maximum of 500,000 fully paid in NLS preferred shares in the Company, par value CHF 0.06 each, (which number is subject to change, depending on the extent of par value reduction under and reverse split ratio under Proposal 2, and corresponds to 10,000,000 NLS Preferred Shares before par value reduction and reverse split). The NLS Board reserves the right to split the total maximum number of fully paid-in Preferred Shares to one or more issuances.

4.      To reinstate the capital band and to approve to amend the upper and the lower limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, as amended, or the Articles, to the maximum (and minimum) amount permitted by law (i.e., an amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting) for a period of five years from the date of the NLS Meeting and to make such amendments to the capital band as are appropriate to, among others, allow a more simplified conversion of NLS Preferred Shares and Preferred Participation Certificates.

5.      To approve conditional share capital for employee and advisory options (including RSUs) (3b) of the Company being equal to the maximum amount of CHF 27,000 (which amount is subject to change, depending on the determined par value reduction under proposal 2) (article 3b paragraph 1 of the Articles).

6.      To approve the conditional share capital for shareholders’ options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for employee and advisory options in accordance with article 3b paragraph 1 of the Articles).

7.      To approve the transfer and voting rights limitation of 9.99%, granting the NLS Board discretion to provide for exceptions (article 6 of the Articles).

8.      To approve the change of the Company’s name to NewcelX AG and to amend the title and article 1 of the Company’s Articles accordingly.

9.      To approve the election of Mr. Ronen Twito as a member and Executive Chairman of the NLS Board and each of Prof. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili to serve as members of the NLS Board for a term lasting until the next annual ordinary shareholders’ meeting of NLS.

10.    To approve the election of Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

11.    To approve on an advisory basis the appointment of the new senior management of the Company, as follows: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov PhD (Vice President Research and Development), Mr. Ariel Revel, MD (Director of Medical Affairs) and Dr. Eric Konofal, MD, Ph.D. (Head of DOXA program).

12.1. (i) To approve a new maximum aggregate amount of CHF 200,000 (cash based compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors, (ii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of Board of Directors and (iii) to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.

12.2. (i) To approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers, (ii) to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers, (iii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and (iv) to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026.

13.    To approve the CVR Agreement be approved on an advisory basis.

14.    To approve the conversion of outstanding options and RSUs issued by Kadimastem into equivalent securities with identical rights in the Company at the time of the completion of the transactions contemplated by the Merger Agreement.

Voting Power; Record Date

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of September 5, 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to the NLS Meeting.

During the period from September 6, 2025, until and including September 29, 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before the NLS Meeting are no longer entitled to vote to that extent.

Holders of NLS Common Shares or NLS Preferred Shares, who are entered in the shareholder register at the record date, are entitled to vote at the NLS Meeting, whereby each NLS Common Share and/or NLS Preferred Share entitles its holder to one vote.

Quorum and Vote of NLS’s Shareholders

Neither Swiss law nor the Articles provide any quorum requirements applicable to the NLS Meeting. Therefore, any amount of NLS shareholders present or NLS Common Shares or NLS Preferred Shares represented at the NLS Meeting constitutes a quorum.

The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another’s property short of the destruction or waste of its substance), who are entered in our share register as of September 5, 2025, 11:59 pm CET (record date).

Pursuant to Swiss law, the NLS Meeting generally approves resolutions by an absolute majority of the shares represented at the shareholders’ meeting, or a Simple Majority Vote. In certain instances, however, Swiss law or the Articles require the NLS Meeting to approve a resolution by at least two-thirds of the voting rights represented at the shareholders’ meeting and an absolute majority of the par value of shares represented at such meeting, or a Supermajority Vote. The NLS Meeting requires a Supermajority Vote for the following Proposals:

•        Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of NLS Preferred Shares.

•        Proposal No. 4 to approve the reinstatement of the capital band.

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options.

Proxy Solicitation

Shareholders entitled to vote in the NLS Meeting may be represented by the independent proxy or a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. Proxies may be solicited by mail, e-mail, internet or in person.

KBT Treuhand AG acts as independent proxy in the NLS Meeting. The independent proxy will be physically present at the NLS Meeting to vote on behalf of the shareholders who issued instructions to him. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than September 25, 2025 (received by 11:59 pm EST).

If a shareholder opts to be represented by another registered shareholder or a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of the designated representative. Such designated representative may only cast a shareholder’s vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the registered shareholder or third party as its designated representative.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting. A shareholder may also change its vote by entering a new vote by Internet, submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

Recommendation of the NLS Board to Shareholders

The NLS Board has determined that the Merger and the other Proposals to be presented at the NLS Meeting are fair to and in the best interest of NLS’s shareholders and unanimously recommends that its shareholders vote

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of NLS Preferred Shares.

•        “FOR” Proposal No. 4 to approve the reinstatement of the capital band.

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        “FOR” Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        “FOR” Proposal No. 8 to approve the name change of NLS.

•        “FOR” Proposal No. 9 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        “FOR” Proposal No. 12.2 to approve the compensation for the executive officers.

•        “FOR” Proposal No. 13 to approve the CVR Agreement.

•        “FOR” Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Reasons for the Merger (Page 133)

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board took into account information presented during the process and considered the following factors that it viewed as supporting its decision to approve the Merger Agreement:

Strategic Considerations

•        Advantages

•        Complementary Strengths: The Merger enables the combined company to integrate its diverse expertise, technologies, and product pipelines, leading to more holistic solutions in its target market. Specifically:

•        Technology & R&D Synergies: NLS and Kadimastem bring together distinct but complementary research capabilities, accelerating innovation and increasing the potential for breakthrough developments.

•        Product Portfolio Expansion: The Merger aligns differentiated but synergistic offerings, allowing for enhanced cross-product functionality and bundling opportunities, particularly regarding the treatment/cure of diabetes.

•        Operational Expertise: NLS and Kadimastem leverage specialized knowledge in distinct areas (e.g., manufacturing, commercialization, regulatory processes, R&D) to create a stronger, more agile operational structure.

•        Go-to-Market & Customer Reach: Combining resources broadens market access, enabling entry into new geographical regions and a more diverse customer base.

•        Expansion of Market Reach: The Merger allows the combined company to increase market penetration and geographical coverage, creating a stronger competitive presence. Specifically:

•        Expanded R&D Influence & Industry Presence: While NLS and Kadimastem currently lack established salesforces or distribution channels, the Merger:

•        Strengthens Scientific Credibility: A larger combined research team with broader expertise enhances reputation within the scientific and investment communities.

•        Improves Attractiveness for Partnerships: The combined company is more appealing for collaborations with pharma, biotech firms, government agencies, and grant funders.

•        Increases Visibility in Academic & Regulatory Circles: The Merger can lead to more publications, conference presentations, and regulatory engagement, positioning the combined company as a future market leader.

•        Attracts More Investors & Funding: A combined pipeline and stronger IP portfolio create a more compelling investment case for investors, as well as non-dilutive grants.

•        Accelerates Potential Market Entry: Shared R&D efforts may reduce time-to-market, increasing the likelihood of a successful transition from preclinical to clinical stages.

•        Strengthened Competitive Position: A combined company can compete more effectively in a crowded or consolidating industry.

•        Risks

•        Integration Challenges: Combining two different corporate structures, teams, and technologies may lead to unforeseen difficulties.

•        Potential Cultural Clashes: Differences in company culture, management style, and corporate values could lead to friction, lower morale, and employee attrition.

•        Regulatory Scrutiny: Regulatory approvals may delay or complicate the Merger process.

Financial Considerations

•        Advantages

•        Cost Synergies: Significant cost savings are anticipated by eliminating operational redundancies.

•        Enhanced Financial Stability: A stronger balance sheet enhances flexibility for investments and market fluctuations.

•        Risks

•        High Integration Costs: Upfront costs of merging systems, rebranding, and restructuring may be substantial.

•        Short-Term Profitability Concerns: Initial financial strain from transition costs and restructuring may negatively impact short-term earnings.

•        Unrealized Synergies: Expected financial benefits may take longer than projected to materialize or may not materialize at all.

Innovation and R&D Considerations

•        Advantages

•        Shared Research and Development Capabilities: Pooling resources accelerates breakthroughs in fighting diabetes and other areas.

•        Faster Time-to-Market: Streamlining product development reduces time-to-market for new offerings.

•        Risks

•        Disruptions in R&D Productivity: Integration efforts may divert focus from ongoing research projects.

•        Loss of Key Talent: Researchers or executives may leave due to uncertainty, affecting innovation.

•        Intellectual Property Conflicts: Differences in patent ownership and licensing agreements may create legal or operational challenges.

Operational Considerations

•        Advantages

•        Integrated Supply Chain: Optimized supply chain operations reduce costs and improve efficiency.

•        Enhanced Workforce Utilization: Combining talent improves execution and productivity.

•        Improved IT and Infrastructure: Consolidating systems ensures scalability and reduced costs.

•        Risks

•        Operational Disruptions: Consolidating supply chains, IT systems, and other functions may create inefficiencies before benefits are realized.

•        Workforce Reductions; Layoffs or restructuring may lead to dissatisfaction, legal challenges, and negative publicity.

•        System Integration Risks: IT system failures, cybersecurity vulnerabilities, or data migration errors could disrupt operations.

Competitive Considerations

•        Advantages

•        Enhanced Market Positioning: The Merger strengthens the perceived value and credibility of the combined company, attracting investors and strategic partners.

•        Increased Innovation Potential: By combining R&D efforts and intellectual property, the combined company may accelerate the development of breakthrough solutions.

•        Improved Fundraising Leverage: A larger, combined company may have greater appeal to investors, securing funding at better terms.

•        Risks

•        Unclear Market Fit: Without already established scientific rationale, proving product-market fit post-Merger may be challenging.

•        Investor Uncertainty: Merging two early-stage companies may raise concerns about execution risks and financial sustainability, making fundraising more difficult.

Integration Disruptions: Combining teams, research pipelines, and strategic visions could slow down product development and delay time-to-market.

Shareholder Considerations

•        Advantages

•        Increased Value: The Merger is anticipated to enhance financial performance and potentially increase returns for shareholders through several key avenues:

•        Diversified and Advanced Product Pipeline: By combining their resources, NLS and Kadimastem will boast a robust portfolio targeting significant medical needs. NLS contributes its Dual Orexin Receptor Agonist platform, focusing on treatments for sleep disorders and neurodegenerative diseases. Kadimastem adds its cell therapy products, including AstroRx® for ALS and IsletRx for diabetes. This diversified pipeline enhances the potential for successful product development and subsequent revenue generation.

•        Enhanced Market Presence and Access to Capital: The Merger is structured to result in a larger Nasdaq-traded biotechnology company, increasing visibility and credibility in the U.S. capital markets. This enhanced market presence is expected to facilitate better access to funding opportunities, supporting ongoing and future research and development initiatives.

•        Operational and Financial Synergies: The consolidation of NLS’s and Kadimastem’s operations is expected to yield cost efficiencies through streamlined processes and reduced overhead. These synergies can improve operational efficiency and financial performance, potentially leading to enhanced earnings.

•        Strategic Focus and Asset Optimization: Post-Merger, the combined company plans to focus on advancing Kadimastem’s cell therapy platform while continuing the development of NLS’s DOXA program. Additionally, NLS’s legacy assets, including mazindol, are expected to be divested through the CVR Agreement, with proceeds distributed to the CVR Recipients pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein. This strategy aims to optimize asset utilization and provide direct financial benefits to shareholders.

•        Stronger Growth Potential: A unified market presence potentially offers more robust long-term growth opportunities.

•        Risks

•        Stock Volatility: Uncertainty surrounding the Merger could lead to fluctuations in stock prices.

•        Dissenting Shareholders: Some shareholders may oppose the Merger, leading to resistance or legal action.

Risk Diversification Considerations

•        Advantages

•        Product or Service Diversification: Merging portfolios reduces dependency on a single product or market.

•        Geographic Diversification: Operating in diverse regions mitigates exposure to regional downturns.

•        Customer Base Expansion: Broadening the customer base reduces reliance on a few key clients.

•        Risks

•        Complexity in Managing Multiple Markets: Different regulatory requirements, economic conditions, and customer behaviors could create challenges.

•        Brand Positioning Conflicts: If NLS and Kadimastem have different brand identities, customers may struggle to understand the new value proposition and or story.

•        Risk Concentration in Certain Markets: If the Merger does not achieve its intended diversification, the combined company may become overexposed to certain high-risk areas.

Cultural and Vision Alignment

•        Advantages

•        Shared Mission: Aligning strategic goals unifies purpose.

•        Cultural Compatibility: A strong cultural fit is expected to ensure smoother integration and employee retention.

•        Risks

•        Loss of Corporate Identity: If one company’s culture dominates, employees of the other company may feel marginalized.

•        Employee Resistance: Resistance to change may lead to decreased productivity and engagement.

•        Leadership Clashes: Differences in leadership style and decision-making processes could create friction at the executive level.

Access to Resources

•        Advantages

•        Capital and Financing: Greater financial resources facilitate investment in growth areas.

•        Intellectual Property (IP): Combining IP assets strengthens competitive positioning.

•        Talent Pool: Retaining top talent enhances operational capabilities.

•        Risks

•        Overestimated Resource Availability: Anticipated capital, talent retention, or IP benefits may not fully materialize.

•        Debt Accumulation: If the Merger involves significant debt financing, it could strain financial stability.

•        Regulatory Barriers: Accessing new markets or intellectual property may require additional compliance efforts.

While the NLS Board sees strong strategic, financial, and operational benefits in approving the Merger, significant risks remain. The success of the Merger will depend on careful execution, effective integration strategies, and proactive risk management. See “Risk Factors — Risks Related to the Merger” in this proxy statement/prospectus.

The Kadimastem Board considered various factors that supported its decision to approve the Merger Agreement, including:

Strategic Synergies

•        Complementary Strengths: The combined expertise and product portfolio enhance the combined company’s ability to deliver comprehensive solutions.

•        Market Expansion: Operating in new geographies or market segments increases reach and diversification.

•        Strengthened Competitive Position: A larger entity is better equipped to navigate industry competition.

Financial Benefits

•        Operational Efficiencies: Eliminating redundancies reduces costs and potentially increases profitability.

•        Growth Potential: Access to new revenue opportunities and markets strengthens the financial outlook.

•        Resource Consolidation: The Merger creates a more robust financial foundation.

Advantages to Kadimastem Officers and Directors

•        Increased Value for Shares Held by Insiders: Increased value for shares held by insiders due to Nasdaq liquidity and valuation advantages.

•        Increased Credibility: Advantages of being Nasdaq-listed company and potential created from enhanced status.

Innovation and Collaboration

•        Accelerated R&D: Sharing research and resources accelerates innovation in key areas, including diabetes.

•        Improved Product Development: Unified efforts enhance time-to-market efficiency.

Operational Strengths

•        Enhanced Infrastructure: Consolidation leads to improved technological and operational frameworks.

•        Stronger Workforce: Combining teams increases capacity and innovation potential.

Competitive Landscape

•        Industry Leadership: Kadimastem believes that Merger positions the combined company as a leader in its field of regenerative medicine. By harnessing the synergy of cellular therapies and novel therapeutic molecules the Merger brings innovative approaches to enhance therapeutic outcomes.

•        Defensive Strategy: Merging reduces vulnerabilities to external threats and competition.

Shareholder Value

•        Enhanced Returns: Improved operational efficiency and revenue generation are expected to drive shareholder value.

•        Long-Term Growth: A unified strategy fosters sustainable growth opportunities.

•        Risk Mitigation: Diversification of products, regions, and customer bases reduces potential risks.

Vision and Cultural Alignment

•        Unified Mission: A shared vision enhances focus on long-term goals.

•        Integration Potential: Strong cultural alignment is expected to ensure successful integration post-Merger.

The Kadimastem Board also considered the valuation reports and the fairness opinions prepared by Moore, an independent financial advisor retained by Kadimastem for the Merger, as to the valuations of NLS and Kadimastem pursuant to the Merger Agreement and as to the fairness of the Merger to Kadimastem, as more fully described below in the section entitled “— Fairness Opinion and Valuation Reports of Moore Financial Consulting.”

In addition to the above factors, the Kadimastem Board also considered several negative factors, including:

•        Potential issues with synergy, which need to implement and make changes in the R&D team;

•        Issues relating to culture-based differences between the leadership of NLS and Kadimastem;

•        Interaction of several geographic location for the company, between Switzerland, Israel and the United States;

•        Upfront costs of merging systems, rebranding, and restructuring may be substantial;

•        Initial financial strain from transition costs and restructuring may negatively impact short-term earnings; and

•        Initial upfront time demand devoted to each company becoming familiar with each other’s business.

Fairness Opinions and Valuation Reports of Moore Financial Consulting (Page 138)

On July 31, 2024, Kadimastem retained Moore, as financial advisor to Kadimastem, in connection with the Merger. On July 31, 2024, Kadimastem’s share price on the Tel Aviv Stock Exchange was approximately $1.59, with a market capitalization of approximately $11.5 million. In arriving at its opinion, Moore, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available business and financial information concerning NLS and Kadimastem and the industries in which they operate; (iii) analyzed NLS and Kadimastem’s share pricing as traded on the respective stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by Kadimastem’s finance department, delivered to Moore through written materials including Excel sheets, and orally, in several meetings and discussion throughout the valuation process; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of the opinion. The forecasts were provided to Moore in August 2024. These forecasts were predicted and based on projections through comparisons to a peer group consisting of publicly-listed pharmaceutical companies similar in size, structure and specialization to Kadimastem. The peer group consisted of the following entities, which are all in the biotechnology and cell therapy industry: (i) Lineage Therapeutics, Inc. (NYSE American: LCTX), with a $140.0 million valuation; (ii) Century Therapeutics, Inc. (NASDAQGS: IPSC), with a $60.0 million valuation; (iii) Sana Biotechnology, Inc. (NASDAQ: SANA), with a $600.0 million valuation; (iv) Eledon Pharmaceuticals, Inc. (NASDAQ: ELDN), with a $246.0 million valuation; (iv) Sernova Biotherapeutics, Inc. (TSX: SVA.TO), with a $66.0 million valuation; (v) Athersys, Inc. (OTC: ATHXQ), with a $61.0 million valuation; and (vi) Sangamo Therapeutics, Inc. (NASDAQ: SGMO), with a $241.0 million valuation. It also assumed that the FDA timelines and drug development process for these comparable companies presented in the forecast would be similar to the timeline for Kadimastem. Additionally, Kadimastem presented forecasts of the expected demand over the next few years for its pharmaceutical products. This included the expected prevalence of the ALS disease and diabetes across certain geographic locations and current treatments. Moore was also provided Kadimastem’s corporate presentation as of May 2024, Kadimastem’s financial reports as of December 31, 2023, and Kadimastem’s pro forma report as of June 30, 2024.

In addition to the above, Moore has held discussions with certain members of the management of NLS and Kadimastem with respect to certain aspects of the Merger, and the past and current business operations of NLS and Kadimastem, the financial condition and future prospects and operations of the NLS and Kadimastem, and certain other matters Moore believed necessary or appropriate for its inquiry.

Moore’s fairness opinion took into consideration Kadimastem’s trading price on TASE and market capitalization as of December 19, 2024. On December 19, 2024, the time of Moore’s execution of its final opinion, Kadimastem’s market capitalization was $22,329,905 (on a fully diluted basis according to the terms of the Merger Agreement) and its price per share was $3.161, each as calculated and converted from NIS to dollars based on a conversion rate of 3.645 NIS to 1 dollar on such day. However, due to reduced market liquidity on the TASE over the past twelve months (as a result of the war in the Middle East), Moore prepared its valuation of Kadimastem based on a discounted cash flow valuation model and economics review.

In order to examine the fairness of the Exchange Ratio proposed in the Merger, Moore calculated the relative values of both NLS and Kadimastem, and then calculated each party’s relative part from the combined company (which was assumed to be at an aggregate value of Kadimastem and NLS).

Since Kadimastem was valued at $71.1 million (using Risk-Adjusted Net Present Value method) and NLS was valued at $11 million to $12 million (Using Market Value approach), the combined company was assumed to be at an aggregate value of $82.1 million to $83.1 million.

Therefore, Kadimastem’s relative part in the combined company’s value is 85%-86% while NLS’s relative part is 14%-15%. The proposed Merger ratio is 85% for Kadimastem and 15% for NLS, which is almost the exact ratio determined from the valuations, and hence was found to be fair. Based on the cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” in this proxy statement/prospectus), the parties currently estimate the fully diluted share split at the Closing will be 83% to Kadimastem shareholders and 17% to NLS shareholders.

For a summary of Moore’s fairness opinion and valuation report, please see page 138.

The fairness opinion was not prepared for the benefit of NLS’s shareholders and accordingly, NLS’s shareholders are not entitled to rely on the fairness opinion. Additionally, the fairness opinion does not opine on the fairness of the Exchange Ratio to NLS or NLS’s shareholders.

Interests of NLS’s and Kadimastem’s Directors and Executive Officers in the Merger (Page 143)

In considering the recommendation of NLS Board to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, certain NLS directors and executive officers have interests in the Merger that differ from, or extend beyond, those of NLS’s shareholders generally. NLS’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and in recommending to shareholders that they approve the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. Certain of NLS’s directors and executive officers do not have interests in the Merger, except for the fact that:

Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger. Mr. Eric Konofal will continue to be a part-time officer of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Additionally, following the Merger, several agreements related to compensation for NLS’s officers and directors will go into effect, including:

•        The annual salary of Mr. Ronen Twito, Executive Chairman and CEO of Kadimastem of a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $398,797 (including social benefits) will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $445,714 upon the combined company completing a capital raise greater than $10 million following the Merger and a bonus payment, subject to the discretion of the board of directors. Under the employment agreement with Kadimastem, Mr. Twito received 157,995 RSUs to be settled into such number of Kadimastem Ordinary Shares as provided under the agreement, vested over a two-year period. The agreement includes acceleration provisions including at the Closing of the Merger. At the Closing of the Merger the unvested RSUs convert into RSUs of NLS, in accordance with the terms of the Merger Agreement. Under the employment agreement, upon the Closing of the Merger, Mr. Twito shall also be entitled to a bonus equal to the NIS equivalent of $100,000;

•        Mr. Kfir Molakandov’s, Kadimastem’s VP of Research and Development, annual salary will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $187,669, including social benefits;

•        Mr. Ariel Revel’s, Director of Medical Affairs of Kadimastem, annual salary will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $93,835, including social benefits; and

•        Each director on the NLS Board (1) shall receive an annual amount of $25,000, payable quarterly, and a one-time option grant equal to 0.2% of the outstanding NLS Common Shares, with the initial vesting over three (3) years, with an exercise price equal to the market price at the Closing; and (2) will enter into indemnification agreements between NLS and members of the board of directors.

Additionally, Prof. Michel Revel, MD, Director and Chief Scientific Officer of Kadimastem and the beneficial owner of 1,313,877 Kadimastem Ordinary Shares as of August 28, 2025, and Ronen Twito, Executive Chairman and CEO of Kadimastem, and beneficial owner of 367,332 Kadimastem Ordinary shares as of August 28, 2025, will benefit directly from the exchange of their Kadimastem Ordinary Shares in exchange for NLS Common Shares resulting from the Merger.

Treatment of Kadimastem and Kadimastem’s Equity Awards and Award Plan (Page 145)

At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement. For more information please see “The Merger Agreement — Equity Awards and Warrants” of this proxy statement/prospectus.

No Solicitation of Acquisition Proposals (Page 147)

NLS also agreed during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, or the Interim Period, not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify Kadimastem as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep Kadimastem informed of the status of any such inquiries, proposals, offers or requests for information. If the NLS Board determines, after consultation with its financial advisors and outside legal counsel, that an unsolicited Parent Acquisition Proposal constitutes a Parent Superior Proposal it may, subject to giving Kadimastem an opportunity to propose revisions to the Merger Agreement which would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, cause NLS to terminate the Merger Agreement in order to enter into a definitive agreement relating to such Parent Superior Proposal and to pay Kadimastem a termination fee of $10,000,000 and the additional fees and expenses as set forth in the Merger Agreement. For more information please see “The Merger Agreement — Covenants of the Parties; Conduct of Business Pending the Merger; NLS Meeting” of this proxy statement/prospectus.

Conditions to the Consummation of the Merger (Page 159)

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and NLS. The Merger has been approved by the shareholders of Kadimastem and is pending approval by the shareholders of NLS. In addition, the Merger Agreement requires NLS to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. The Merger Agreement requires NLS to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement. Based on the proceeds received by NLS in connection with its financing transactions undertaken after the execution of the Merger Agreement, and in accordance with the adjustments as set forth in the Merger Agreement, Kadimastem satisfied the Investment Proceeds Adjustment and will therefore not be required to have cash at Closing.

The obligations of the parties to complete the Merger are subject to various additional conditions, including the conditions set forth herein under the section entitled “The Merger Agreement — Conditions to the Consummation of the Merger.”

Regulatory Approvals (Page 151)

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. However, because the NLS Shares are listed exclusively on the Nasdaq, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

In the United States, NLS must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of NLS Common Shares and the filing of this proxy statement/prospectus with the SEC.

As a condition to Closing, the Merger Agreement sets forth that Kadimastem shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, NLS Common Shares will be offered to Kadimastem’s shareholders. As such, it is plausible to conclude that NLS is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, Kadimastem has requested that the ISA approve an exemption to the foregoing requirement given that NLS is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such, all relevant information is available to the Israeli public, and NLS shall continue to provide information in accordance with the Securities Act. Kadimastem’s request remains in process with the ISA. Pursuant to Kadimastem’s petition to the court, the court ordered that Kadimastem will convene a shareholders’ meeting for approval of the Merger. The court further subsequently approved the Merger under sections 350 and 351 of the Companies Law.

Governance of the Company after the Merger (Page 152)

NLS will amend its articles of association as set out in the proposals to the shareholders meeting. The articles of association of the Company will otherwise remain unchanged.

The current members of the Kadimastem Board will continue to serve as the members of the board of directors of Kadimastem post-Merger. Subject to the approval of Proposal 9 of the NLS Meeting, the board of directors of the Company shall consist of Mr. Ronen Twito, who is also nominated to be Executive Chairman of the board of directors of the combined company, Prof. Michel Revel, Mr. Olivier Samuel, Mr. Eran Iohan, Ms. Liora Oren, Ms. Tammy Galili and Mr. Alexander Zwyer.

At each annual ordinary shareholders’ meeting of the combined company, the term of office of all directors serving at that time shall end and new directors shall be elected, by a resolution adopted by a Simple Majority. Directors whose term of office has ended as aforesaid may be re-elected for an additional term. The board of directors may, by a resolution adopted by the board of directors, appoint an additional director or directors to the company, either to fill a position that has become vacant for any reason or as an additional director or directors, provided that the number of directors does not exceed six. Any vacancy, however created (whether by resignation, departure or otherwise, and/or otherwise with respect to any available position of office in case that the number of directors then in office is less than six (6)), shall continue until the next annual ordinary shareholders’ meeting. Subject to the provisions of Swiss law, the board of directors may delegate its powers to the committees of the board of directors, to its CEO, to an officer in the combined company, or to another person. The delegation of authority may be for a specific matter or for a specific period of time, all at the discretion of the board of directors.

Further, NLS is a foreign private issuer and, as such, is eligible for an exemption from certain Nasdaq corporate governance requirements that apply to issuers that are not foreign private issuers.

A discussion of any material differences in the corporate laws of Israel and Switzerland please see the section entitled “The Merger Agreement — Governance of the Combined Company after the Merger.”

Share Ownership of NLS Directors and Executive Officers

As of August 28, 2025, NLS’s directors and executive officers as a group, owned and were entitled to vote 502,101 NLS Common Shares, or 12.1% of the outstanding NLS Common Shares.

The directors and executive officers have informed us that they intend to vote all of their NLS Common Shares “FOR” the approval of the Merger.

Share Ownership of Kadimastem Directors and Executive Officers

As of August 28, 2025, Kadimastem’s directors and executive officers as a group, owned and were entitled to vote 1,761,141 Kadimastem Ordinary Shares on a fully diluted basis, or 24.65% of the outstanding Kadimastem Ordinary Shares on a fully diluted basis.

The Merger has been approved by the shareholders of Kadimastem.

Termination of the Merger Agreement (Page 161)

The Merger Agreement contains customary termination rights for each of NLS and Kadimastem, including the right of NLS and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before October 31, 2025, which outside date can be extended by mutual agreement. The Merger Agreement also provides that NLS shall pay to Kadimastem a termination fee of $10,000,000 plus the NLS Operating Expenses (as defined in the Merger Agreement), up to a maximum of $250,000 per month beginning July 28, 2024, and the Transaction Expenses (as defined in the Merger Agreement) if NLS terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Related Agreements (Page 163)

Contingent Value Right Agreement

Prior to the Closing, NLS will enter into the CVR Agreement with VStock Transfer, LLC, or the Rights Agent, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Support Agreements

Concurrently with the execution of the Merger Agreement, NLS entered into Support Agreement with the Supporting Persons, covering approximately 40% of the outstanding NLS Common Shares. Pursuant to the Support Agreements, each Supporting Person has agreed, among other things, to vote its NLS Common Shares, and any other voting securities such Supporting Person might hold, in favor of (A) (i) the issuance of NLS Common Shares equal to the required number of NLS Common Shares to serve as the Merger Consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of NLS Common Shares, for the purpose of making available the required number of NLS Common Shares to serve as the Merger Consideration, and (B) any proposal to adjourn or postpone the NLS Meeting to a later date if there are not sufficient votes to approve resolutions (A)(i) and (ii).

Kadimastem and certain shareholders also entered into voting and support agreements. The Merger has been approved by the shareholders of Kadimastem.

Executive Officers of NLS Following the Merger (Page 254)

Immediately following the Merger, subject to the approval of NLS shareholders, the executive officers’ team of NLS is expected to be composed as set forth below:

Name	Age	Position(s) with NLS	Current Position(s)
Ronen Twito	50	Executive Chairman nominee and Chief Executive Officer	Executive Chairman and Chief Executive Officer of Kadimastem
Prof. Michel Revel, MD, PhD	87	Director nominee and Chief Scientific Officer	Director and Chief Scientific Officer of Kadimastem
Kfir Molakandov PhD	48	Vice President of Research and Development	Vice President of Research and Development of Kadimastem
Uri Ben Or	54	Chief Financial Officer	Chief Financial Officer of Kadimastem
Ariel Revel, MD	63	Director of Medical Affairs	Director of Medical Affairs of Kadimastem
Eric Konofal, MD, PhD	57	Head of DOXA Program	Chief Scientific Officer

Directors of NLS Following the Merger (Page 254)

At and immediately after the Effective Time of the Merger, the NLS Board is expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Name	Age	Position(s)
Ronen Twito	50	Executive Chairman nominee and Chief Executive Officer
Prof. Michel Revel, MD, PhD	87	Director nominee and Chief Scientific Officer
Olivier Samuel	51	Independent Director
Eran Iohan	54	Independent Director nominee
Liora Oren	47	Independent Director nominee
Alexander C. Zwyer	56	Director
Tammy Galili	53	Director nominee

Certain Material Swiss Tax Considerations (Page 282)

For a description of certain material Swiss tax consequences of the Merger and the ownership and disposition of NLS Common Shares, see the section entitled “Tax Considerations — Switzerland Tax Considerations.”

Risk Factors (Page 25)

In evaluating the proposals to be presented at the NLS Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” in this proxy statement/prospectus. These risks are summarized below.

Summary of Risk Factors

Investing in the NLS Common Shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

•        We depend substantially on mazindol as the drug substance for our current mid-stage product candidates, Quilience and Nolazol, and may be unable to use successfully, which could delay regulatory or marketing approval and negatively impact our business;

•        We may not be able to initiate Phase 3 clinical trials for Quilience without additional pre-clinical manufacturing or early-stage work;

•        Prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD;

•        We may rely on physician prescriptions to commercialize Quilience and/or Nolazol, and a loss of referrals could adversely impact our future revenues and business;

•        We may fail to comply with data protection laws or appropriate privacy practices;

•        Following the Merger, we intend to shift our business focus to developing and manufacturing “off-the-shelf,” allogenic, proprietary cell products, a strategy that may not be successful;

•        We may be unable to successfully integrate Kadimastem’s operations or realize the anticipated benefits of the Merger;

•        Following the Merger, our business strategy will depend heavily on advancing and commercializing our pipeline products. However, our research and development efforts are subject to substantial risk, as drug development requires significant investment and faces inherent uncertainty;

•        Our future business strategy will rely heavily on the advancement and potential commercialization of our combined pipeline products, which are in early development and face substantial clinical, regulatory and financial risks;

•        The operations and commercialization of stem cell therapies is a new and emerging area within the regenerative medicine market, and the field remains in its infancy, presenting significant scientific, regulatory and commercial risks;

•        We depend on a sole manufacturer for mazindol, and any supply issues could disrupt clinical trials;

•        Failure to secure strategic alliances for our product candidates may adversely affect our business and commercialization prospects;

•        Our ability to compete may be compromised if we can’t secure effective patent protection, safeguard trade secrets, or defend against claims of misappropriating third-party confidential information;

•        Our financial statements for the year ended December 31, 2024, contained a going concern disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern;

•        To date, we have not generated any revenue, and may never achieve profitability even if/we obtain marketing approval for Quilience and/or Nolazol. As of December 31, 2024, we had an accumulated deficit of approximately $74.4 million;

•        We have a history of losses and expect to need additional capital to advance Quilience, Nolazol, and other product candidates, which may not be available on favorable terms;

•        As a public company, we face significant regulatory burdens, and failure to comply with Swiss or Nasdaq requirements could lead to delisting;

•        Even if the Merger is completed, there is no guarantee that any proceeds will be paid to our shareholders under the CVR Agreement;

•        The unaudited pro forma condensed consolidated financial information included in this proxy statement/prospectus is presented for illustrative purposes only and may not reflect our actual operating results or financial condition following the Merger;

•        We must obtain regulatory approvals before commercializing our products, and clinical trial data may not meet FDA or European Medicines Agency, or the EMA requirements, potentially causing delays or additional study obligations;

•        Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities or us seeking to transfer our listed securities to a different exchange;

•        As a “foreign private issuer” and emerging growth company, or EGC, we benefit from reduced SEC and Nasdaq requirements, which may offer less investor protection and impact market confidence;

•        We have identified material weaknesses in our internal control, and ineffective remediation could impair financial reporting and investor confidence;

•        As a Swiss stock corporation, we are governed by Swiss law, which may limit shareholder rights, pre-emptive participation in future issuances, and the ability of U.S. shareholders to enforce judgments;

•        The registration of share capital increases or decreases in the Swiss commercial register may be delayed or blocked, and shareholder resolutions approving capital changes may be subject to challenge;

•        Our Common Shares are not listed on a Swiss exchange, and as a result, the Swiss takeover regime does not apply to us;

•        As a Swiss stock corporation, our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends, and otherwise manage ongoing capital needs;

•        Following the Merger, we may lose our foreign private issuer status, triggering U.S. domestic reporting requirements and increased compliance costs;

•        Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of NLS Common Shares or Kadimastem Ordinary Shares and the future business and financial results of NLS and Kadimastem;

•        The Merger is subject to the satisfaction or waiver of conditions that may not be satisfied or completed on a timely basis, if at all. Failure to consummate the Merger could adversely affect the future business and financial results of NLS;

•        NLS will have limited protection in the event that any of the representations and warranties made by Kadimastem ultimately proves to be inaccurate or incorrect;

•        Lawsuits may be commenced seeking to enjoin or prevent the Merger or seeking other relief which may delay or prevent the completion of the Merger and result in NLS or Kadimastem incurring substantial costs; and

•        The Merger may proceed despite material adverse changes, and if its benefits fall short of market expectations, NLS’s share price could decline.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus.

Nasdaq Capital Market Listing (see page 161)

NLS has filed a listing of additional securities application with Nasdaq, as required by Nasdaq to effect the issuance of NLS Common Shares in connection with the Merger or upon exercise of options or warrants or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares that will be assumed by NLS in connection with the Merger. If such application is accepted, NLS anticipates that its securities will be listed on the Nasdaq Capital Market following the Closing, and subject to approval of Proposals 1, 2, 4, 6, 8, 13 and 14 in the NLS Meeting, will trade under NLS’s new name, NUCLEX AG.

Anticipated Accounting Treatment (Pages 162)

The most recent financial information available for NLS for twelve months ended December 31, 2024 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The most recent financial information available for Kadimastem for the twelve months ended December 31, 2024 has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards, or IASB.

The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger. Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes, and Kadimastem is to be the accounting acquirer based upon the terms of the Merger Agreement and other factors, including: (i) the expectation that Kadimastem shareholders will own approximately 80-85% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. Therefore, Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are expected to have the majority voting rights of the combined company.

Comparison of Shareholders’ Rights (Page 288)

Upon completion of the Merger, Kadimastem’s shareholders immediately prior to the Effective Time of the Merger will receive NLS Common Shares and become NLS shareholders, and their rights will be governed by applicable Swiss law, including the Swiss Code of Obligations, or the CO, and by the Articles. Kadimastem’s shareholders will have different rights once they become shareholders of the combined company due to differences between Swiss law and the governing documents of NLS, on the one hand, and Israeli law and the governing documents of Kadimastem, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights and Corporate Governance” beginning on page 288.

No Appraisal Rights (Page 311)

The Israeli Companies Law, 5759-1999, or the Israeli Companies Law, does not provide for shareholders’ appraisal rights except for the appraisal by a court under limited circumstances in connection with an acquisition of the shares of a publicly traded company. NLS’s shareholders are not entitled to appraisal rights in connection with the Merger.

Holders of NLS Common Shares do not have appraisal rights under the laws of Switzerland in connection with the Merger.

For further information relating to appraisal rights, see the sections entitled “Compulsory Acquisitions; Appraisal Rights” beginning on page 311, of this proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

NLS Common Shares trade on Nasdaq under the symbol “NLSP” and Kadimastem Ordinary Shares trades on the TASE under the symbol “KDST”.

The table below sets forth the closing price per NLS Common Share on Nasdaq and per Kadimastem Ordinary Share on TASE on July 29, 2024, the date preceding public announcement of the Merger, and on August 28, 2025, the latest practicable date before the date of this proxy statement/prospectus, and the equivalent price of Kadimastem Ordinary Share (as determined by multiplying the closing price per share of NLS Common Share by the Exchange Ratio based on the current estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis) on each such date.

Date	NLS Common Share closing price per share ($)	Kadimastem Ordinary Share closing price per share ($)(1)	Market capitalization of NLS Common Share	Market capitalization of Kadimastem Ordinary Share	Equivalent value of Merger consideration per Kadimastem Ordinary Share(2)
July 29, 2024	9.35	1.59	31,040,091	6,661,646	12,321,983
August 28, 2025	2.20	7.88	9,354,455	36,626,144	57,463,429

____________

(1)      As Kadimastem Ordinary Shares trade on the TASE, there is a lack of liquidity. It is therefore difficult to determine a current active market valuation. Prior to the announcement of the deal, daily trading volume was around $1,500.

(2)      In accordance with the Merger Agreement on a fully diluted basis. Represents the total value of Kadimastem Ordinary Shares to be exchanged for NLS Common Shares as part of the Merger.

(3)      Moore’s valuation report for Kadimastem attached to this proxy statement/prospectus values it at $71,307,000 based on the details analysis.

The market prices of NLS Common Share and Kadimastem Ordinary Share have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the NLS Meeting and the date the Merger is completed and thereafter. See “Risk Factors — Risks Related to the Merger” in this proxy statement/prospectus. We encourage you to obtain current quotes for the NLS Common Share and Kadimastem Ordinary Share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding NLS, Kadimastem and their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        the ability of NLS and Kadimastem to consummate the Merger;

•        the risks that the consummation of the Merger is substantially delayed or does not occur, for example due to the failure to obtain shareholder approval;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the expected benefits of the Merger;

•        the unexpected costs related to the proposed Merger;

•        the financial and business performance of NLS, including financial projections and business metrics and any underlying assumptions thereunder;

•        changes in NLS’s and Kadimastem’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of NLS’s and Kadimastem’s business model;

•        NLS’s and Kadimastem’s ability to scale in a cost-effective manner;

•        developments and projections relating to NLS’s and Kadimastem’s competitors and industry;

•        NLS’s and Kadimastem’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        expectations regarding the time during which NLS will be an EGC under the JOBS Act;

•        NLS’s and Kadimastem’s future capital requirements and sources and uses of cash;

•        NLS’s and Kadimastem’s ability to obtain funding for their operations;

•        NLS’s and Kadimastem’s business, expansion plans and opportunities;

•        NLS’s and Kadimastem’s management and board of directors;

•        the listing of NLS’s securities on Nasdaq;

•        geopolitical risk and changes in applicable laws or regulations;

•        fluctuations in exchange rates between the foreign currencies in which NLS and Kadimastem typically do business and the United States dollar; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of NLS or Kadimastem as of any subsequent date, and neither NLS nor Kadimastem undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of NLS may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Merger or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against NLS or Kadimastem following announcement of the proposed Merger and transactions contemplated thereby;

•        the inability to complete the Merger due to the failure to obtain approval of the shareholders of NLS or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of NLS Common Shares on Nasdaq following the Merger;

•        the risk that the proposed Merger disrupts current plans and operations of NLS as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition and the ability of NLS to grow and manage growth profitably;

•        costs related to the Merger;

•        changes in applicable laws or regulations;

•        the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which NLS intends to operate;

•        NLS’s ability to raise capital;

•        the possibility that NLS or Kadimastem may be adversely affected by other economic, business and/or competitive factors;

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors”; and

•        other factors beyond the control of NLS and Kadimastem and their respective management teams.

RISK FACTORS

The following risk factors will apply to business and operations of NLS following the Closing. NLS will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus before deciding how to vote your NLS Common Shares. You should also read and consider the risks associated with the business of NLS because these risks may also affect the combined company. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

NLS Risk Factors

NLS Risks Related to its Current Business

NLS depends substantially on the success of its two product candidates, Quilience and Nolazol. NLS cannot give any assurance that any of its product candidates will receive regulatory approval, which is necessary before they can be commercialized.

NLS has invested almost all of its efforts and financial resources to achieve and maintain Phase 3 readiness in research and development and general and administrative costs of its two product candidates, Quilience for the treatment of excessive daytime sleepiness, or EDS, and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. NLS is not permitted to market any of its product candidates in the United States, European Union, or the EU, or any other jurisdiction until NLS receives the requisite regulatory approvals. NLS may be able to generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world. However, NLS cannot give any assurance that its current clinical development plan will proceed as planned, or that its product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows it to effectively compete with its competitors, or be successfully marketed and commercialized.

NLS’s initiation of clinical trials for Quilience is dependent upon the review and approval of the relevant regulatory agencies and authorities and if NLS is required to conduct pre-clinical trials, approval of an NDA or MAA, if any, for Quilience would be delayed and NLS may require additional capital as a result thereof.

Based in part on the prior use and FDA approval of mazindol to manage exogenous obesity, NLS has been able to commence its Phase 2 clinical trials for Quilience without having to do prior pre-clinical and/or early-stage clinical trials, such as Phase 1 trials. No assurance can be given that the EMA or FDA will agree to allow it to initiate Phase 3 clinical trials for Quilience without conducting such pre-clinical trials. If the FDA or EMA, or any other applicable regulatory agency, were to require it to conduct additional pre-clinical trials, its planned development strategy for Quilience would be materially impacted and approval of an NDA or MAA, if any, for Quilience would be delayed and NLS may require additional capital as a result thereof.

In addition, NLS may request a Paediatric Investigation Plan, or PIP, deferral in order to delay conducting clinical trials for Quilience in children until after NLS receives an MAA from the EMA for the use of Quilience in adults. A PIP deferral, as can be agreed upon by the EMA, allows an applicant to delay studies in children until after there is sufficient data on use in adults; NLS anticipates that NLS will be able to receive a PIP deferral from the EMA for Quilience; however, there is no guarantee that this deferral will be granted, which could impact its planned development process and would make the product candidate approval process more costly.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

NLS may not be able to commence or complete the clinical trials that would support its submission of an NDA to the FDA or MAA to the EMA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of its clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

•        difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•        delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•        if the FDA or EMA elect to enact policy changes, as a result of a pandemic threat or otherwise;

•        difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

•        challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, availability of approved effective treatments for the relevant disease, and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

•        failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•        inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•        unforeseen safety issues (including those that result from COVID-19) or lack of effectiveness; and

•        lack of adequate funding to continue the clinical trial.

The results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and NLS cannot assure you that any planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

The results of pre-clinical studies may not be predictive of the results of clinical trials, and the results of any completed clinical trials, including studies derived from real-world use and studies in published literature, or clinical trials NLS commence may not be predictive of the results of later-stage clinical trials. Additionally, interim results during a clinical trial do not necessarily predict final results. Later clinical trial results may not replicate earlier clinical trials for a variety of reasons, including differences in trial design, different trial endpoints (or lack of trial endpoints in exploratory studies), subject population, number of subjects, subject selection criteria, trial duration, drug dosage and formulation and lack of statistical power in the earlier studies. There can be no assurance that any of its clinical trials will ultimately be successful or support further clinical development of any of its product candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in its clinical development could have a negative impact on its business.

NLS may find it difficult to enroll patients in its clinical trials. Difficulty in enrolling patients could delay or prevent clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of its product candidates is critical to its success. The timing of its clinical trials depends in part on the speed at which NLS can recruit patients to participate in testing its product candidates, and NLS may experience delays in its clinical trials if NLS encounters difficulties in enrollment.

In addition, as a rare disorder, there is a limited patient pool from which to draw for its clinical trials for Quilience. Further, the eligibility criteria of its clinical trials will further limit the pool of available study participants as NLS will require that patients have specific characteristics that NLS can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. NLS also may not be able to identify, recruit and enroll a sufficient number of patients to complete its clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in its studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of its potential product candidates will be delayed.

If NLS experiences delays in the completion or termination of any clinical trial of its product candidates, the commercial prospects of its product candidates will be harmed, and its ability to generate product candidate revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing its clinical trials will increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product candidate sales and generate revenues. Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its product candidates.

Interim topline and preliminary data from its clinical trials that NLS announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, NLS may publish interim topline or preliminary data from its clinical trials. Interim data from clinical trials that NLS may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data NLS previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm its reputation and business prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause its product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of its product candidates and jeopardize its ability to commence sales and generate revenues.

International expansion of its business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, Switzerland or the EU.

Other than its headquarters and other operations which are located in Switzerland and its wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), NLS currently has limited international operations, but its business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. NLS may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience and/or Nolazol or any of its other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, NLS will likely enter into agreements with third parties to market the drugs in these additional global territories. NLS expects that NLS will be subject to additional risks related to entering into or maintaining international business relationships, including:

•        different regulatory requirements for drug approvals in foreign countries;

•        differing United States and foreign drug import and export rules, tariffs and other trade barriers;

•        reduced protection for intellectual property rights in foreign countries;

•        NLS’s failure to obtain regulatory approvals for the use of its products in various countries;

•        different reimbursement systems;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•        complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

•        workforce uncertainty in countries where labor unrest is more common than in the United States;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions;

•        business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war and Israel’s multi-front war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

•        potential liability resulting from development work conducted by these distributors; and

•        business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm its future international expansion and operations and, consequently, its results of operations.

Even if any of its product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Quilience and/or Nolazol will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

•        the efficacy and safety of the product;

•        the potential advantages of the product compared to available therapies;

•        the convenience and ease of administration compared to alternative treatments;

•        limitations or warnings, including use restrictions contained in the product’s approved labeling;

•        distribution and use restrictions imposed by the EMA, FDA, or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

•        availability of alternative treatments, including, in the case of Nolazol, a number of competitive products already approved for the treatment of ADHD or expected to be commercially launched in the near future;

•        pricing and cost effectiveness in relation to alternative treatments;

•        if the product is included under physician treatment guidelines as a first-, second-, or third-line therapy;

•        the strength of sales, marketing and distribution support;

•        the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

•        the strength of sales, marketing and distribution support;

•        the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Quilience and/or Nolazol is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, NLS may not generate sufficient revenue from the product, and NLS may not become or remain profitable. In addition, its efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, NLS may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If NLS enters into arrangements with third parties to perform sales, marketing and distribution services for its products, the resulting revenues or the profitability from these revenues to it are likely to be lower than if NLS had sold, marketed and distributed its products itself. If NLS is unable to enter into such arrangements on acceptable terms or at all, NLS may not be able to successfully commercialize any of its product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, NLS may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute its products effectively. If NLS is not successful in commercializing its product candidates, either on its own or through collaborations with one or more third parties, its future product revenue will suffer and NLS may incur significant additional losses.

Even if NLS is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm its business.

Its ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for its products may be difficult. NLS cannot be certain if and when NLS will obtain an adequate level of reimbursement for its products by third party payors. Even if NLS does obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, may carefully review and increasingly question the coverage of, and challenge the prices charged for, its drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. NLS may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, NLS may not be able to successfully commercialize any product candidate for which NLS obtains marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers its costs, including research, development, manufacturing, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover its costs and may not be made permanent.

Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Its inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that NLS develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be reimbursed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription drug pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, NLS might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues NLS is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder its ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval. There can be no assurance that its product candidates, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

NLS’s product candidates Quilience and Nolazol contain the active ingredient mazindol, which is currently listed as a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or a change in the drug enforcement agency, or the DEA, scheduling (e.g., from IV to III) post approval or other applicable federal or state regulations could have an adverse effect on its operations and business.

Controlled substances are classified by the DEA as Schedule I, II, III, IV or V, or CI, CII, CIII, CIV, and CV, substances, with CI substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredient of its lead and follow-on product candidates is mazindol, which is classified as a Schedule IV controlled substance under the CSA and regulations of the DEA. Under the CSA, subject to certain exemptions, every person who manufactures, distributes, dispenses, imports or exports any controlled substance must register with the DEA.

Although the CSA’s restrictions governing substances in CIV are not as stringent as those for substances in CI, CII or CIII, they could still limit its ability to market and commercialize Quilience and Nolazol, if approved for marketing. In addition, failure to maintain compliance with applicable requirements under the CSA, particularly as manifested in loss or diversion of regulated substances, can result in enforcement action that could include civil penalties, refusal to renew registrations or quotas, revocation of registrations or quotas or criminal proceedings, any of which could have a material adverse effect on its business, results of operations and financial condition. Individual states also regulate controlled substances, and NLS along with its contract manufacturers will be subject to state regulation on distribution of these products.

NLS’s market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If NLS is unable to compete effectively, Quilience and/or Nolazol may be rendered non-competitive or obsolete, which may adversely affect its operating results.

The development and commercialization of new products is highly competitive. Its potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience and/or Nolazol or any future product candidate that NLS may seek to develop or commercialize. Its competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience and/or Nolazol or any future product candidate NLS may develop, which could render any product candidates obsolete and non-competitive.

Its competitors also may obtain FDA or other marketing approvals for their products before NLS is able to obtain approval for ours, which could result in competitors establishing a strong market position before NLS is able to enter the applicable market.

Many of its potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than NLS does. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of its competitors, which may adversely affect us.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with it in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if NLS enters the markets of its product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, NLS may not achieve commercial success, or NLS may have to reduce its price in order to effectively compete, which would impact its ability to generate revenues, obtain profitability and adversely affect its operating results.

While orphan drug product candidates are typically sold at a high price relative to other medications, the market may not be receptive to high pricing of its product candidates.

NLS is developing certain product candidates to treat rare central nervous system, or CNS, disorders with high unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve its product candidates, the market may not be receptive to, and it may be difficult for it to achieve, a per-patient per-year price high enough to allow it to realize a return on its investment.

Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as Israel’s multi-front war, could have a negative impact on its operations, which could materially and adversely affect its business, financial condition, results of operations, prospects and market price of its NLS Common Shares.

Global economic instability and unfavorable conditions could materially and adversely affect its business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, the war between Israel and Hamas is ongoing and has opened additional fronts. Any resulting instability and unfavorable economic conditions from the wars could disrupt its and its collaborators’ supply chains and adversely affect its and its collaborators’ ability to conduct ongoing and future clinical trials of its product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this proxy statement/prospectus.

If product liability lawsuits are brought against NLS, NLS may incur substantial liabilities, even if NLS has appropriate insurance policies, and NLS may be required to limit commercialization of its product candidates.

NLS is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, NLS has no products that have been approved for marketing or commercialization; however, the use of its product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose it to liability claims. Product liability claims may be brought against it or its partners by participants enrolled in its clinical trials, patients, health care providers, pharmaceutical companies, its collaborators or others using, administering or selling any of its future approved products. If NLS cannot successfully defend itself against any such claims, NLS may incur substantial liabilities, even if NLS has product liability or such other applicable insurance policies in effect. NLS may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to its future operating expenses and adversely affect its financial condition. As a result of such lawsuits and their potential results, NLS may be required to limit commercialization of its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for NLS’s product candidates;

•        termination of clinical trial sites or entire trial programs;

•        injury to NLS’s reputation and negative media attention;

•        product recalls or increased warnings on product labels;

•        withdrawal of clinical trial participants;

•        costs to defend the related litigation;

•        diversion of NLS’s management and resources;

•        substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

•        higher insurance premiums;

•        loss of initiation of investigations by regulators or other authorities; and

•        the inability to successfully commercialize our product candidates, if approved.

NLS may fail to comply with data protection legislation or appropriate practices.

NLS is subject to laws regarding the protection, privacy and security of personal information, such as the Swiss Federal Act on Data Protection (Bundesgesetz über den Datenschutz of 2020, as amended), or the Federal Data Protection Act, and Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR), and expects the regulatory landscape to continue to evolve. Data protection laws may impose restrictions on data practices which may necessitate changes to NLS’s operations, impact operational efficiency, prevent the application of certain marketing and sales initiatives and result in increased regulatory and compliance costs. Also, compliance with data privacy laws has become more complex and compliance costs have increased significantly and may continue to do so. NLS may not be fully compliant with the Federal Data Protection Act or other applicable data protection legislation at all times. Failure to comply with data protection laws or laws related to use of personal data in marketing (such as laws concerning use of cookies and similar techniques) could subject NLS to potentially significant liability, including litigation, investigation, regulatory actions or other actions by local, cantonal or federal authorities, and may result in, among other consequences, penalties and fines (which may not be covered by NLS’s insurance policies or contractual protections and which may be significant, particularly if imposed under the GDPR), required remedial actions, as well as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on NLS’s business, revenues, earnings and cash flows.

NLS Risks Related to the Regulatory Environment

Obtaining approval of an NDA or an MAA even after clinical trials that are believed to be successful is an uncertain process.

NLS is not permitted to market Quilience and/or Nolazol in the United States or the EU until NLS receives regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until NLS receives the requisite approval from regulatory authorities in such countries. NLS has not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, NLS has not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of an MAA for Quilience in Europe. As such, NLS has not submitted an MAA for any of its product candidates.

NLS may be able make its products available on a named patient basis and generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world.

Even if NLS completes its planned clinical trials and believes the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience and/or Nolazol for many reasons, including, but not limited to:

•        NLS may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

•        the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

•        disagreements regarding the number, design, size, conduct or implementation of NLS’s clinical trials, or with our interpretation of data from pre-clinical studies or clinical trials;

•        a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

•        difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•        the requirement that NLS develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for us;

•        the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•        changes in approval policies or the adoption of new regulations by such regulators; and

•        NLS may be unable to be granted a PIP deferral which we intend to request from the EMA for delayed clinical trials and subsequent approval in children; this may delay its clinical trial program or approvals for adults, or we may have successful clinical trial results for adults but not children (if NLS were required to conduct pediatric studies prior to the receipt of an NDA or MAA for use of its product candidates in adults), or vice versa.

Before NLS can submit an NDA to the FDA, NLS must conduct pivotal trials, in addition to human pharmacokinetic and bioavailability studies, that will be substantially broader than its Phase 2 trial for Nolazol and or Quilience. An NDA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and NLS may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, NLS will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that NLS conduct may or may not be successful. The FDA may suspend all clinical trials or require that NLS conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that NLS submits may be delayed by several years, or may require it to expend more resources than NLS has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, NLS would not receive approval for Quilience or Nolazol at such time, if any, when NLS seeks FDA approval. NLS may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when NLS seeks EMA approval. The risks that NLS faces in obtaining applicable approvals from the FDA and EMA for Quilience and/or Nolazol or any other product candidate that NLS may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if NLS obtains FDA, EMA or other regulatory approval for Quilience and/or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if NLS obtains an MAA from the EMA for the use of Quilience in adults, there can be no guarantee that NLS will receive an MAA for Quilience for the use in children. If NLS is unable to successfully commercialize Quilience and/or Nolazol, NLS may be forced to cease operations.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

NLS is conducting its Phase 2 clinical trials in the United States. In future, NLS is planning to conduct Phase 2b and or Phase 3 clinical trials in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance that the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA or international regulatory authorities do not accept the data from sites in its globally conducted clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of its product candidates.

NLS’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as NLS develops Quilience and Nolazol, or other product candidates that NLS may seek to develop, in larger, longer and more extensive clinical trials as use of its product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2b/Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience and/or Nolazol, or other product candidates that NLS may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of its product candidates receives marketing approval, the FDA or EMA could require it to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if NLS or others later identify undesirable side effects caused by Quilience and/or Nolazol, several potentially significant negative consequences could result, including:

•        regulatory authorities may suspend or withdraw approvals of such a product candidate;

•        regulatory authorities may require additional warnings on the label;

•        regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

•        NLS may be required to change the way the product is distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

•        NLS may need to voluntarily recall our products; and

•        NLS could be sued and held liable for harm caused to patients.

Any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidate and could significantly harm its business, prospects, financial condition and results of operations.

NLS will need to obtain FDA approval of any proposed names for its product candidates that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name NLS intends to use for its product candidates will require approval from the FDA regardless of whether NLS has secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other drug products. The FDA may object to any product name NLS submits if it believes the name inappropriately implies medical claims. If the FDA objects to any of its proposed product names, NLS may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Obtaining regulatory approval for clinical trials of Nolazol in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development requires additional nonclinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of Nolazol for use in children may be significantly delayed due to these additional requirements and this may have an adverse effect on the commercial prospects for Nolazol and its ability to generate product revenues would be delayed, possibly materially. NLS cannot guarantee that NLS will receive any regulatory approvals to commercialize its product candidates in children.

Changes in regulatory requirements and guidance or unanticipated events during its clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay its development timeline or reduce the likelihood of successful completion of its clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during its clinical trials may occur, as a result of which NLS may need to amend clinical trial protocols. Amendments may require it to resubmit its clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If NLS experiences delays in completion of, or if NLS terminates, any of its clinical trials, the commercial prospects for Quilience and Nolazol would be harmed and its ability to generate product revenues would be delayed, possibly materially.

NLS’s development and regulatory strategy for its product candidates depends in part on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of approved products containing mazindol. If the FDA does not conclude that its product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for its product candidates under Section 505(b)(2) are not as NLS expects, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or FDCA, or Section 505(b)(2). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. NLS intends to seek FDA approval through the Section 505(b)(2) regulatory pathway for Quilience and may seek this regulatory pathway for other product candidates that NLS seeks to develop.

If the FDA does not allow it to pursue the Section 505(b)(2) regulatory pathway as anticipated, NLS may need to conduct additional pre-clinical and or clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. NLS may need to obtain additional funding, which could result in significant dilution to the ownership interests of its then existing shareholders to the extent NLS issues equity securities or convertible debt. NLS cannot assure you that NLS would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive product candidates reaching the market faster than its product candidates, which could materially adversely impact its competitive position and prospects. Even if NLS is allowed to pursue the Section 505(b)(2) regulatory pathway, NLS cannot assure you that its product candidates will receive the requisite approvals for commercialization.

NLS may seek designations for its product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that NLS will successfully obtain such designations. In addition, even if one or more of its product candidates are granted such designations, NLS may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that NLS will successfully obtain such designation for Quilience and/or Nolazol. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if NLS obtains such designations for one or more of its product candidates, there can be no assurance that NLS will realize their intended benefits.

For example, NLS may seek a Breakthrough Therapy designation from the FDA for one or more of its product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if NLS believes one of its product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of its product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

NLS may also seek Fast Track designation from the FDA for some of its product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if NLS believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if NLS does receive Fast Track designation, NLS may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast-Track designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from its clinical development program.

NLS may also seek a priority medicines scheme, or PRIME, designation for some of its product candidates. PRIME was launched by EMA in 2016 to facilitate the development of medicines that target an unmet medical need. Through PRIME, the EMA offers early and proactive support to medicine developers with the aim of optimizing the generation of robust data on a medicine’s benefits and risks and enabling accelerated assessment of medicines applications. The overall goal is to ensure patients benefit as early as possible from therapies that may significantly improve their quality of life. PRIME focuses on improving the design of clinical trials in order to ensure the efficient generation of the necessary clinical data for inclusion in a Marketing Authorization Application, or MAA.

Even if NLS obtains regulatory approval for a product candidate, its products will remain subject to ongoing regulatory oversight.

Even if NLS obtains any regulatory approval for its product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that NLS receives for its product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved marketing application also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the NDA or foreign marketing application. If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If NLS fails to comply with applicable regulatory requirements, a regulatory authority may:

•        issue an untitled letter or warning letter that we are in violation of the law;

•        seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•        suspend or withdraw regulatory approval;

•        suspend any ongoing clinical trials;

•        refuse to approve pending applications or supplements to applications;

•        restrict the marketing or manufacturing of the product;

•        seize or detain the products or require the withdrawal of the product from the market;

•        refuse to permit the import or export of the products; or

•        refuse to allow NLS to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require it to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit its ability to commercialize its product candidates and adversely affect its business, financial condition, results of operations and prospects.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of its product candidates are approved and NLS is found to have improperly promoted off-label uses of those products, NLS may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If NLS is found to have promoted such off-label uses, NLS may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If NLS cannot successfully manage the promotion of its product candidates, if approved, NLS could become subject to significant liability, which would materially adversely affect its business and financial condition.

Obtaining and maintaining regulatory approval of its product candidates in one jurisdiction does not mean that NLS will be successful in obtaining regulatory approval of its product candidates in other jurisdictions. Its failure to obtain regulatory approval in foreign jurisdictions would prevent its product candidates from being marketed abroad, and any approval NLS is granted for its product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market any products outside of the United States, NLS must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs is subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if NLS obtains and maintains regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that NLS will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional pre-clinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that NLS intends to charge for its products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expenses for conducting complex clinical trials.

Finally, NLS does not have any products approved for sale in any jurisdiction, including international markets, and NLS does not have experience in obtaining regulatory approval. If we, or any third parties with whom NLS work, fail to comply with regulatory requirements in the United States or international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, its target market may be reduced and its ability to realize the full market potential of its products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in its failing to obtain regulatory approval to market its current product candidates, which could significantly harm its business, results of operations and prospects.

NLS may be unable to obtain or maintain orphan drug designation for its product candidates and, even if NLS obtains such designation, NLS may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and EU, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug.

The FDA granted orphan drug designation to mazindol for the treatment of narcolepsy in the United States. NLS also received orphan drug designation for mazindol in the EU for the treatment of IH. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as its product candidates prior to its product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances. If another sponsor receives such approval before NLS does (regardless of its orphan drug designation), NLS will be precluded from receiving marketing approval for its product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the EU, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency’s agreed upon PIP. The exclusivity period in the EU can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if NLS obtains orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•        the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•        the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•        the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Risks Related to NLS’s Financial Condition and Capital Requirements

NLS’s financial statements for the year ended December 31, 2024, contained a disclosure in Note 1 regarding substantial doubt about its ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent it from obtaining new financing on reasonable terms or at all and risks its ability to continue operating as a going concern.

To date, NLS has not generated significant revenues from its activities and has incurred substantial operating losses. In part because NLS has incurred losses in each year since its inception, its audited financial statements for the period ended December 31, 2024 contain a disclosure in Note 1 regarding substantial doubt about its ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that raises substantial doubt on its ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that NLS will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2024, NLS incurred accumulated losses of approximately $74.4 million. The disclosure regarding substantial doubt about its ability to continue as a going concern could materially limit its ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include a similar disclosure with respect to its ability to continue as a going concern. Until NLS can generate significant recurring revenues, NLS expects to satisfy its future cash needs through existing cash, debt or equity financing. NLS expects to require additional financing to fund its operations in the near future. NLS cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, NLS may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products and it risks its ability to continue operating as a going concern.

NLS is exposed to various risks related to legal or administrative proceedings or claims that could adversely affect its financial condition, results of operations and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. NLS and/or its directors and officers may be involved in allegations, litigation or legal or administrative proceedings from time to time.

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On May 9, 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in it incurring substantial legal and administrative expenses, as well as divert the attention of its management. Any such allegations, lawsuits or proceedings could have a material adverse effect on its business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect its business, financial condition and results of operations.

NLS believes that its current cash on hand and access to existing financing arrangements will not be sufficient to fund its projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. This raises substantial doubt about its ability to continue as a going concern. There can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities, sustain operations or pay back its debt.

NLS believes that its current cash on hand and access to existing financing arrangements will not be sufficient to fund its projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. This raises substantial doubt about its ability to continue as a going concern. NLS expects that NLS will be required to obtain additional liquidity in order to fund its operations through the approval of its lead product candidate. Until NLS can generate significant revenues, if ever, NLS expects to satisfy its future cash needs through debt, equity financing or income from a partnership deal. NLS cannot be certain that funding will be available to it on acceptable terms, if at all. If funds are not available, NLS may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products. NLS may ultimately be forced to file for bankruptcy if no funds are available either through a financing or a strategic partnership.

Until NLS can generate significant revenues, if ever, NLS expects to satisfy its future cash needs through debt or equity financing. NLS cannot be certain that additional funding will be available to it on acceptable terms, if at all. NLS believes that its current cash on hand and access to existing financial arrangements will not be sufficient to fund its projected operating requirements for at least one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. If funds are not available, NLS may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

NLS has a limited operating history, has incurred significant operating losses since its inception, and anticipates that it will incur continued losses for the foreseeable future.

NLS is an emerging biopharmaceutical company with a limited operating history. To date, NLS has focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. NLS has funded its operations to date primarily through proceeds from the private placement of NLS Common Shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of NLS Common Shares and Warrants, and drawdowns from a standby equity distribution agreement. NLS has only a limited operating history upon which you can evaluate its business and prospects. In addition, NLS has limited experience and has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although NLS received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement (defined below) in 2019, NLS has not generated revenue from the sale of its product candidates (see “Item 5. Operating and Financial Review and Prospects — Components of Operating Results — Licensing Agreement” for additional information). NLS has incurred losses in each year since its inception. Its net loss attributable to holders of its NLS Common Shares for the year ended December 31, 2024, was approximately $4.1 million and for the year ended December 31, 2023, was approximately $12.2 million. As of December 31, 2024, NLS had an accumulated deficit of approximately $74.4 million. Substantially all of its operating losses resulted from costs incurred in connection with its clinical development program and from general and administrative costs associated with its operations. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

NLS expects its research and development expenses to increase in connection with its planned expanded clinical trials. In addition, if NLS obtains marketing approval for Quilience and/or Nolazol, or any other current or future product candidate, NLS will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, NLS expects to incur additional costs associated with operating as a public company, which NLS estimate will be at least several hundred thousand dollars annually. As a result, NLS expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, NLS is unable to predict the extent of any future losses or when NLS will become profitable, if at all.

NLS expects to continue to incur significant losses until NLS is able to commercialize its product candidates, which NLS may not be successful in achieving. NLS anticipates that its expenses will increase substantially if and as it:

•        continues the research and development of our product candidates;

•        expands the scope of our current clinical studies for our product candidates;

•        seeks regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•        establishes a sales, marketing, and distribution infrastructure to commercialize our product candidates;

•        seeks to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidates;

•        seeks to maintain, protect, and expand our intellectual property portfolio;

•        seeks to attract and retain skilled personnel; and

•        creates additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts.

NLS has not generated revenues from any product candidate and may never be profitable.

NLS’s ability to become profitable depends upon its ability to generate revenues. To date, NLS has not generated any revenue from its pre-clinical and clinical development stage product candidates, Quilience, Nolazol and NLS-4, and NLS does not know when, or if, NLS will generate any such revenue. NLS does not expect to generate significant revenues unless or until NLS obtains marketing approval of, and commercializes, Quilience and/or Nolazol and/or the Aexon platform that NLS may seek to develop in the future. Its ability to generate future revenues from product candidate sales depends heavily on its success in many areas, including but not limited to:

•        obtaining favorable results from and progress the pre-clinical and clinical development of NLS’s product candidates, namely Quilience and/or Nolazol;

•        developing and obtaining regulatory approval for registration studies protocols for NLS’s product candidates, namely Quilience and/or Nolazol;

•        subject to successful completion of registration and clinical trials of Quilience and/or Nolazol, applying for and obtaining marketing approval;

•        establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

•        identifying, assessing, acquiring and/or developing new product candidates;

•        accurately identifying demand for NLS’s product candidates;

•        continued consumer interest in treatments to the symptoms of narcolepsy, IH, ADHD and Long-COVID;

•        obtaining market acceptance of NLS’s product candidates, if approved for marketing, as viable treatment options;

•        negotiating favorable terms in any collaboration, licensing or other arrangements into which NLS may enter;

•        obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of NLS’s lead product candidate Quilience and follow-on product candidates, Nolazol and NLS-4;

•        establishing and nurturing relationships with the leading prescribers of narcolepsy, ADHD and Long-COVID prescriptions in the United States; and

•        attracting, hiring, and retaining qualified personnel.

Alexander Zwyer, its Chief Executive Officer, and Eric Konofal, its Chief Scientific Officer, have interests that may be different from, or in addition to, the interests of its shareholders and the Company and Aexon may not have sufficient funds to continue or grow operations.

Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which NLS has a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs, Inc., or Aexon. Mr. Zwyer and Mr. Konofal may have interests in the transactions with Aexon that may be different from, or in addition to, the interests of its shareholders and that may create potential conflicts of interest. Each of NLS and Aexon expect to be required to obtain additional liquidity in order to fund operations through the approval of certain of each of the company’s products. Until each company can generate significant revenues, if ever, each company expects to satisfy its future cash needs through debt or equity financings. Each company cannot be certain that funding will be available to it on acceptable terms, if at all. If funds are not available, each company may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to each company’s products.

NLS expects that it will need to raise substantial additional funding before NLS can expect to complete the development of Quilience or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product candidate development efforts or other operations.

As of December 31, 2024, NLS’s cash and cash equivalents were approximately $1.7 million, and NLS had a positive working capital of $1.4 million and an accumulated deficit of $74.4 million. Based upon its currently expected level of operating expenditures, NLS believes that its current cash on hand and access to existing financial arrangements will not be sufficient to fund its projected operating requirements for a period of one year from the issuance of these financial statements included elsewhere in this proxy statement/prospectus. This raises substantial doubt about its ability to continue as a going concern. NLS expects that it will require substantial additional capital to commercialize its product candidates and put in place multiple options to raise the funds necessary to support its operations. However, its operating plans may change as a result of many factors that may currently be unknown to us, and NLS may need to seek additional funds sooner than planned. Its future funding requirements will depend on many factors, including but not limited to:

•        our clinical trial results and the costs for conducting pivotal trials;

•        the cost, timing and outcomes of seeking marketing approval of Quilience and/or Nolazol;

•        the cost of filing and prosecuting patent applications and the cost of defending NLS’s patents;

•        the cost of prosecuting patent infringement actions against third parties;

•        development of other early-stage development product candidates;

•        the costs associated with commercializing Quilience and/or Nolazol if NLS receives marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience and/or Nolazol;

•        subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•        any product liability or other lawsuits related to NLS’s products;

•        the expenses needed to attract and retain skilled personnel; and

•        the costs associated with being a public company.

Any additional fundraising efforts may divert its management from their day-to-day activities, which may adversely affect its ability to develop and commercialize its product candidates. In addition, NLS cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of its NLS Common Shares or its publicly traded Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and NLS may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. NLS could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and NLS may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on its business, operating results and prospects. Even if NLS believes that it has sufficient funds for its current or future operating plans, NLS may seek additional capital if market conditions are favorable or if NLS has specific strategic considerations.

If NLS is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

NLS Risks Related to its Reliance on Third Parties

NLS is dependent on a sole manufacturer for mazindol. Any delay, price increase or unavailability of mazindol could materially adversely affect its ability to conduct clinical trials and, if this were to occur after NLS obtains commercialization and marketing approval, could cause it to cease operations.

Currently NLS relies on a single manufacturer for mazindol for its clinical trials conducted to date pursuant to purchase orders and does not have any existing contract with such manufacturer for future supplies. The FDA requires identification of raw material suppliers in applications for approval of drug products. If mazindol were to be unavailable from the specified manufacturer, FDA approval of a new manufacturer, assuming one is found, could delay the manufacture of the drug involved or delay any clinical trial NLS is then conducting or planning to conduct. Either such occurrence could have an adverse effect on its operations and reputation or could cause it to cease operations.

Furthermore, there is a risk of a sole approved manufacturer significantly raising prices. If prices for mazindol or other raw materials were to be significantly increased, its profit margins and sales, if any, would be greatly reduced and, assuming its products were approved for commercialization or marketing, delay product launches, or delay clinical trials at earlier stages of development. Such price increase occurrences could be resolved by the successful FDA approval of an alternate supplier; however, such approval process can be lengthy and costly. There can be no guarantee that a resolution would be reached in the event of a significant price increase by its supplier of mazindol.

NLS relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, NLS may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

NLS has relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for its ongoing pre-clinical and clinical programs. NLS relies on these parties for execution of its pre-clinical and clinical studies, and controls only certain aspects of their activities. Nevertheless, NLS is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve it of its regulatory responsibilities. NLS and its CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If NLS or any of its CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require it to perform additional clinical studies before approving its marketing applications. NLS cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, its clinical studies must be conducted with product candidates which are produced under cGMP regulations. Its failure to comply with these regulations may require it to repeat clinical studies, which would delay the regulatory approval process.

NLS has no manufacturing capacity and anticipates reliance on third-party manufacturers for its products.

NLS does not currently operate manufacturing facilities for clinical production of Quilience and/or Nolazol. NLS does not intend to develop facilities for the manufacturing of products for clinical trials or commercial purposes in the foreseeable future. NLS will rely on third-party manufacturers to produce bulk drug products required for its clinical trials and commercial sales, if any. NLS plans to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of its drug product candidates if and when approved for marketing by the applicable regulatory authorities. Its contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If its contract manufacturers are not approved by the FDA, or other regulatory bodies, its commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or its contract manufacturers are unable to comply with such process validation or other requirements, NLS may be subject to regulatory, civil actions or penalties which could harm its business.

NLS purchases finished mazindol, the molecule in both of Quilience and Nolazol, from a single third party, currently under a development agreement with us. In addition, NLS does not have an agreement in place for, but NLS has identified, a secondary fill/finish supplier. There can be no guarantee that NLS will enter into an agreement with such fill/finish supplier or that an effort to enter into such an agreement will be on favorable terms. If NLS needs to identify an additional fill/finish manufacturer, NLS would not be able to do so without delay and likely significant additional costs.

Its existing manufacturer and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, such as difficulties involving production yields, quality control and quality assurance, NLS may be unable to replace a third-party manufacturer in a timely manner and the production of any product candidate or commercialized drug would be interrupted, resulting in delays and additional costs.

In addition, because the contract manufacturer of its drug substance is located in the United States, NLS may face difficulties in importing its drug substances into Europe as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging.

NLS and its collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing its product candidates. The manufacturing facilities on which NLS rely may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to its product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. We, its collaborators or its contract manufacturers must supply all necessary documentation in support of an NDA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of its contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. NLS does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if its contract manufacturers fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm its business.

Any collaboration arrangements that NLS may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

NLS may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of its current and potential future product candidates. NLS may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for itself as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. NLS will face, to the extent that NLS decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. NLS may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should NLS so choose to enter into such arrangements. The terms of any collaborations or other arrangements that NLS may establish may not be favorable to us.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect it financially and could harm its business reputation.

NLS’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because NLS relies on third parties to develop and manufacture its product candidates, NLS must, at times, share trade secrets with them. NLS seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by its competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that its proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

NLS Risks Related to its Intellectual Property

NLS has been granted several issued patents and filed multiple patent applications. There can be no assurance that any of its patent applications will result in issued patents. As a result, its ability to protect its proprietary technology in the marketplace may be limited.

NLS has been granted issued patents in countries worldwide. These issued patents cover a range of areas including: the therapeutic use of mazindol for the treatment of ADHD and combination therapies containing mazindol (add-ons with iron or stimulants) in sleep disorders such as narcolepsy or IH. NLS has also filed patent applications in many countries worldwide. Unless and until its pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of its patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what NLS currently seeks.

NLS’s proprietary position for its product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for its product candidates are patents granted on the method of use and formulation. NLS does not have patents or patent applications covering its products as a composition of matter (i.e., compound claims) for all its product candidates.

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical drug products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for its targeted indications or uses for which NLS may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Because the patent positions of pharmaceutical products are complex and uncertain, NLS cannot predict the scope and extent of patent protection of its issued patents for its product candidates.

NLS’s issued patents may not ensure the protection of its intellectual property for a number of reasons, including without limitation, the following:

•        any issued patents may not be broad or strong enough to prevent competition from other drug products including identical or similar drug products;

•        if issued patents expire, there would be no protections against competitors making generic equivalents;

•        there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•        there may be other patents existing, now or in the future, in the patent landscape for Quilience and Nolazol, or any other product candidates that we seek to commercialize or develop, if any, that will affect NLS’s freedom to operate;

•        if NLS’s patents are challenged, a court could determine that they are not valid or enforceable;

•        a court could determine that a competitor’s technology or product does not infringe NLS’s patents;

•        NLS’s patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•        if NLS encounter delays in its development or clinical trials, the period of time during which it could market our products under patent protection would be reduced.

Obtaining and maintaining its patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, its competitors might be able to enter the market, which would have a material adverse effect on its business.

NLS may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States and Switzerland can be less extensive than those in the United States and Switzerland. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Switzerland. Consequently, NLS may not be able to seek to prevent third parties from practicing its inventions in all countries outside the United States and Switzerland, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors, for example, may use its technologies in jurisdictions where NLS has not obtained patents to develop their own products and further, may export otherwise infringing products to territories where NLS has patents, but enforcement is not as strong as that in the United States and Switzerland.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to medical devices and biopharmaceutical and biotechnology products, which could make it difficult for it to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. To date, NLS has not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce its patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against us. NLS may not prevail in any lawsuits that NLS initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, NLS and its licensors may have limited remedies if patents are infringed or if NLS or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that NLS develops or licenses.

If NLS is unable to maintain effective proprietary rights for its product candidates, NLS may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently issued, historically, NLS has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that NLS elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. NLS seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. NLS also seek to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and NLS may not have adequate remedies for any breach. In addition, its trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

NLS cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, NLS may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that NLS is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

NLS’s commercial success depends upon its ability to develop, manufacture, market and sell its product candidates without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the pharmaceutical industry. While no such litigation has been brought against it and NLS has not been held by any court to have infringed a third party’s intellectual property rights, NLS cannot guarantee that its product candidates or use of its product candidates do not infringe third-party patents. It is also possible that NLS has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering its product candidates could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover its product candidates.

NLS may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its product candidates, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against it based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If NLS is found to infringe a third party’s intellectual property rights, NLS could be required to obtain a license from such third party to continue developing and marketing its product candidates. However, NLS may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses could result in delays in the introduction of its products or lead to prohibition of the manufacture or sale of products by us. Even if NLS was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same license. NLS could be forced, including by court order, to cease commercializing the products subject to the infringing intellectual property rights. In addition, NLS could be found liable for monetary damages, including treble damages and attorneys’ fees if NLS is found to have willfully infringed a patent. A finding of infringement could prevent it from commercializing its product candidates or force it to cease some of its business operations, which could materially harm its business. Claims that NLS has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

NLS may be subject to claims challenging the inventorship of its patents and other intellectual property.

NLS may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, NLS may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If NLS fails in defending any such claims, in addition to paying monetary damages, NLS may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if NLS is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, NLS may receive less revenue from future products if any of its employees successfully claim for compensation for their work in developing its intellectual property, which in turn could impact its future profitability.

Under applicable employment laws, NLS may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of its former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us.

NLS generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit its employees and certain key consultants, if they cease working for us, from competing directly with it or working for its competitors or clients for a limited period of time. NLS may be unable to enforce these agreements under the laws of the jurisdictions in which its employees work and it may be difficult for it to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for us. Under Swiss law, a non-compete agreement could be invalidated if, for example, the geographic scope of the non-compete agreement is too broad, or, alternatively, such an agreement could be deemed by a Swiss court to be an occupation ban. Such actions would make enforcing its non-competition agreements more challenging and could make it easier for its competitors to employee its previous employees.

In addition, under Swiss law, if NLS wishes to obtain ownership over inventions developed by its employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, NLS is required to compensate the employee for the rights to their respective inventions. There can be no guarantee that NLS will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on its operations and ability to effectively compete.

Risks Related to its Business Operations

NLS manages its business through a small number of key employees and consultants.

As of August 28, 2025, NLS’s key employees and consultants include its Chief Executive Officer, Mr. Alexander Zwyer, its Chief Financial Officer, Nicole Fernandez-McGovern, and its Chief Scientific Officer, Eric Konofal. Its future growth and success depend on its ability to recruit, retain, manage and motivate its employees and key consultants. The loss of the services of its Chief Executive Officer or any of its senior management or the inability to hire or retain experienced management personnel could adversely affect its ability to execute its business plan and harm its operating results.

In addition, laws and regulations on executive compensation, including legislation in its home country, Switzerland, may restrict its ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the senior management and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to senior management and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

Because of the specialized scientific and managerial nature of its business, NLS relies heavily on its ability to attract and retain qualified scientific and technical consultants. In particular, the loss of one or more of its senior management or key consultants could be detrimental to it if NLS cannot recruit suitable replacements in a timely manner. NLS does not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical industry is intense. Due to this intense competition, NLS may be unable to attract and retain qualified personnel necessary for the development of its business or to recruit suitable replacement personnel.

NLS may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If NLS is unable to comply, or have not fully complied, with such laws, NLS could face substantial penalties.

If NLS obtains FDA approval for any of its product candidates and begin commercializing those products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, NLS may be subject to patient privacy regulation by both the federal government and the states in which NLS conducts its business. The laws that may affect its ability to operate include:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•        federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•        the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•        HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•        the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

•        European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like us that conduct clinical trials in the EU; NLS anticipates that over time it may expand its business operations to include additional operations in the EU and with such expansion, it would be subject to increased governmental regulation in the EU countries in which it might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that its business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If its operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, NLS may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if NLS becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom NLS expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that its business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Healthcare legislative and regulatory reform measures may have a material adverse effect on its business and results of operations.

NLS’s industry is highly regulated and changes in law may adversely impact its business, operations, or financial results. The PPACA was a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. NLS anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement its customers may receive for its products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent it from being able to generate revenue, attain profitability or commercialize its products.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of its product candidates, restrict or regulate post-approval activities and affect its ability to commercialize any products for which NLS obtains marketing approval.

NLS is currently unable to predict what additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on its business. The pendency or approval of such proposals or reforms could result in a decrease in the price of its NLS Common Shares or Warrants or limit its ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of its products.

The use of any of NLS’s product candidates could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

NLS’s business exposes it to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and NLS face financial exposure to product liability or similar claims if the use of any of its products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its products might necessitate a product recall. Although NLS plans to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, NLS may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide it with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against it in excess of, or outside of, its insurance coverage could have a material adverse effect on its business, financial condition and results of operations.

NLS Risks Related to the Ownership of its Securities

The market price of NLS Common Shares and Warrants may be highly volatile, and you may not be able to resell your shares or Warrants at or above the initial public offering price.

The trading price of each of NLS Common Shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

•        unsatisfactory results of clinical trials;

•        announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•        announcements of therapeutic innovations or new products by NLS or its competitors;

•        adverse actions taken by regulatory authorities with respect to NLS’s clinical trials, manufacturing supply chain or sales and marketing activities;

•        changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that NLS may seek to develop, or the use of mazindol to treat any such indications;

•        any adverse changes to NLS’s relationship with manufacturers or suppliers;

•        any intellectual property infringement actions in which NLS may become involved;

•        announcements concerning NLS’s competitors or the pharmaceutical industry in general;

•        achievement of expected product sales and profitability or NLS’s failure to meet expectations;

•        NLS’s commencement of, or involvement in, litigation;

•        any major changes in NLS’s board of directors or management;

•        NLS’s ability to recruit and retain qualified regulatory, research and development personnel;

•        legislation in the United States relating to the sale or pricing of pharmaceuticals;

•        the depth of the trading market in NLS Common Shares and Warrants;

•        economic weakness, including rising or sustained high interest rates and high inflation, or political instability in particular foreign economies and markets;

•        business interruptions resulting from a local or worldwide pandemic (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine and Israel’s multi-front war), and other conditions beyond NLS’s control;

•        the granting or exercise of employee stock options or other equity awards; and

•        changes in investors’ and securities analysts’ perception of the business risks and conditions of NLS’s business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. For example, during 2023, the sale prices of its NLS Common Shares ranged from a high of $75.2 per share to a low of $10.4 per share and during 2024, the sale prices of its NLS Common Shares ranged from a high of $23.52 per share to a low of $1.82 per share. During this time, NLS does not believe that NLS has experienced any material changes in its financial condition or results of operations that would explain such price volatility or trading volume; however, NLS has sold equity which was dilutive to existing shareholders. These broad market fluctuations may adversely affect the trading price of its securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for its NLS Common Shares to fluctuate substantially, which may limit or prevent its shareholders from readily selling their shares and may otherwise negatively affect the liquidity of its shares.

NLS has identified material weaknesses in its internal control over financial reporting. If its remediations are not effective, or if NLS experiences additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, NLS may not be able to accurately or timely report its financial conditions or results or operations, or prevent fraud, which may adversely affect investor confidence in its Company and as a result, the market price of its NLS Common Shares and Warrants.

As a public company, NLS is required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that NLS include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F. In addition, once NLS ceases to be an EGC as such term is defined in the JOBS Act, its independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements will not be prevented or detected on a timely basis. If NLS fails to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and NLS could fail to meet its public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact its stock price.

As of December 31, 2024, NLS has material weaknesses in its internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2024, NLS has taken steps to remediate the material weaknesses and to strengthen its internal control over financial reporting. NLS conducted an analysis to identify the underlying reasons for the material weaknesses. This involved assessing risk factors, understanding process gaps, and pinpointing areas that needed improvement. As part of its remediation, NLS has transitioned the accounting processes to a dedicated team with U.S. GAAP and SEC reporting knowledge, with the support of additional external advisors. While NLS believes that these efforts will improve its internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. NLS cannot assure you that the measures NLS has taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

The Warrants NLS has issued are speculative in nature.

The Warrants NLS has offered and sold do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire NLS Common Shares at a fixed price for a limited period of time. Specifically, holders of the Warrants NLS has issued may exercise their right to acquire the NLS Common Shares and pay an exercise price per common share as contemplated in such holder’s Warrant, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

If NLS was to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of its NLS Common Shares and Warrants could have adverse U.S. income tax consequences.

In general, NLS will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. NLS does not believe that NLS will be deemed a PFIC for 2024. If NLS is a PFIC in any taxable year during which a U.S. taxpayer holds the NLS Common Shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat it as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the NLS Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the NLS Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which NLS was a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that NLS is a PFIC for a year with respect to which NLS has determined that NLS was not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the NLS Common Shares during a period when NLS was a PFIC will be subject to the foregoing rules, even if NLS cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. NLS intends to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which NLS or any of its subsidiaries are a PFIC. U.S. taxpayers that hold the NLS Common Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the NLS Common Shares in the event that NLS is a PFIC.

NLS has not paid, and does not intend to pay, dividends on its NLS Common Shares and, therefore, unless its traded securities appreciate in value, its investors may not benefit from holding its NLS Common Shares.

NLS has never declared or paid cash dividends on its NLS Common Shares. NLS does not anticipate paying any cash dividends on its NLS Common Shares in the foreseeable future. Moreover, Swiss Law imposes certain restrictions on its ability to declare and pay dividends. See “Comparison of Shareholders’ Rights and Corporate Governance — Summary of Material Differences Between the Rights of Kadimastem Shareholders and NL Shareholders — Rights of NLS Pharmaceutics shareholders — Dividends” for additional information.

If NLS cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, NLS’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

Under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver of various conditions, including the obligation that NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

NLS is currently seeking to have its securities approved for listing on Nasdaq in connection with the Merger. NLS cannot assure you that it will be able to meet those initial listing requirements at the time of the Closing. Even if NLS’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq. In addition, following the Merger, to maintain its listing on Nasdaq, NLS will be required to comply with certain continued listing standards of Nasdaq including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if NLS initially meets the listing requirements and other applicable rules of Nasdaq, NLS may not be able to continue to satisfy these requirements and applicable rules. If NLS is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list NLS’s securities, or subsequently delists its securities from trading, NLS could face significant consequences, including:

•        failure to satisfy a closing condition to the Merger and the inability to therefore complete the Merger;

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to its securities;

•        a determination that its NLS Common Shares are “penny stock,” which will require brokers trading in its NLS Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the NLS Common Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Failure to comply with Nasdaq rules, the delisting of NLS’s securities from Nasdaq or the inability to complete the Merger could materially adversely affect the business, financial results and share price of NLS.

If NLS cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, NLS’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

Under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver of various conditions, including NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

NLS is currently seeking to have its securities approved for listing on Nasdaq in connection with the Merger. NLS cannot assure you that it will be able to meet those initial listing requirements at the time of the Closing. Even if NLS’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq. In addition, following the Merger, to maintain its listing on Nasdaq, NLS will be required to comply with certain continued listing standards of Nasdaq including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if NLS initially meets the listing requirements and other applicable rules of Nasdaq, NLS may not be able to continue to satisfy these requirements and applicable rules. If NLS is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list NLS’s securities, or subsequently delists its securities from trading, NLS could face significant consequences, including:

•        failure to satisfy a closing condition to the Merger and the inability to therefore complete the Merger;

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to its securities;

•        a determination that its NLS Common Shares are “penny stock,” which will require brokers trading in its NLS Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the NLS Common Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Failure to comply with Nasdaq rules, the delisting of NLS’s securities from Nasdaq or the inability to complete the Merger could materially adversely affect the business, financial results and share price of NLS.

Following the closing of the Merger, NLS may lose its foreign private issuer status, which would then require it to comply with the domestic reporting requirements of the Exchange Act, and cause it to incur significant legal, accounting and other expenses.

In order to maintain NLS’s status after the completion of the Merger as a foreign private issuer, either (i) a majority of its ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50% of its assets cannot be located in the United States and (c) its business must be administered principally outside the United States. If it lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, NLS would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, which would involve significant time and cost and could result in variations, which could be material, between historical financial results and as reported under U.S. GAAP. It may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to NLS under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, NLS expects that a loss of foreign private issuer status would increase NLS legal and financial compliance costs and would make some activities highly time-consuming and costly. If it loses its foreign private issuer status and is unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing its operations, NLS could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of its securities in the United States. We also expect that if NLS were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for NLS to attract and retain qualified directors.

The requirements associated with being a public company require significant company resources and management attention.

NLS is subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that NLS file periodic reports with respect to its business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and Nasdaq may also impose various additional requirements on public companies. As a result, NLS will incur additional legal, accounting and other expenses, particularly after NLS is no longer an EGC as defined in the JOBS Act. NLS estimates that these expenses will be in excess of one million dollars annually. NLS has made changes to its corporate governance standards, disclosure controls and financial reporting and accounting systems to meet its reporting obligations. The measures NLS take, however, may not be sufficient to satisfy its obligations as a public company, which could subject it to delisting of its NLS Common Shares, fines, sanctions and other regulatory action and potentially civil litigation.

After NLS is no longer an EGC, NLS expects to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

NLS Risks Related to Swiss Law and Its Operations in Switzerland

NLS is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

NLS is a Swiss stock corporation. Its corporate affairs are governed by its Articles and by Swiss laws governing companies, including listed companies, incorporated in Switzerland. The rights of its shareholders and the responsibilities of the NLS Board may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States or Israel. In the performance of its duties, its NLS Board is required by Swiss law to consider the interests of NLS, and may also regard the interests of its shareholders, its employees and other shareholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some shareholders have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of NLS shareholders to challenge resolutions made or other actions taken by its NLS Board in court. NLS shareholders generally are not permitted to file a suit to reverse a decision or an action taken by the NLS Board, but are instead only permitted to seek damages from the NLS Board for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against an NLS Board member for breach of fiduciary duty would have to be brought to the competent courts at the registered office of NLS, currently in Zurich, Switzerland. In addition, pursuant to Swiss law, any claims by its shareholders against NLS must be brought exclusively to the competent courts at the registered office of NLS, currently in Zurich, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this proxy statement/prospectus, please see the sections entitled “Description of NLS Securities” and “Comparison of Shareholders’ Rights and Corporate Governance.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect NLS shareholders in a similar fashion as under U.S. corporate law principles.

The registration of share capital increases or decreases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary or conditional share capital increases or the introduction of a share capital increase by means of a capital band may be challenged.

Immediately prior to the completion of the Merger, NLS shareholders will approve an ordinary share capital increase as well as a share capital decrease by reduction of the par value of the NLS Common Shares and the introduction of a capital band as well as conditional share capital. The execution of the share capital increase and decrease by the NLS Board and the related filings are a condition to the completion of the Merger. As with all share capital increases and decreases in Switzerland, the corresponding shareholders’ resolutions may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases or decreases in the commercial register and may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of the Merger.

The NLS Common Shares are not listed in Switzerland, NLS’s home jurisdiction. As a result, the Swiss takeover regime does not apply.

Since the NLS Common Shares are listed exclusively on the Nasdaq, the Swiss takeover regime does not apply to NLS Pharmaceutics. That means that a shareholder crossing the 33 1/3% threshold is under no obligation to submit a mandatory offer to all other shareholders.

NLS’s Common Shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

NLS is organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against NLS Pharmaceutics or its executive management or members of the NLS Board.

NLS is a company organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a majority of the NLS Board members and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon NLS or upon such persons, or to enforce judgments obtained against NLS or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, please see the section entitled “Enforceability of Civil Liability.”

NLS’s status as a Swiss stock corporation means that its shareholders enjoy certain rights that may limit its flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which the board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that NLS shareholders themselves resolve to, or authorize the NLS Board to increase our share capital. While its shareholders may introduce a capital band pursuant to which share capital that can be issued by the NLS Board without additional shareholder approval, Swiss law limits this capital band to 50% of the share capital registered in the commercial register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in the Articles, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law requirements relating to capital management may limit NLS’s flexibility, and situations may arise where greater flexibility would have provided benefits to its shareholders. Please see the sections entitled “Description of NLS Securities” and “Comparison of Shareholders’ Rights and Corporate Governance.”

NLS Common Shares are listed on The Nasdaq Capital Market. NLS can provide no assurance that it will be able to comply with the continued listing requirements over time and that NLS Common Shares will continue to be listed on Nasdaq.

NLS can give no assurance that it will be able to satisfy the continued listing requirements of Nasdaq in the future, including but not limited to the corporate governance requirements and the minimum closing bid price requirement or the minimum equity requirement.

On March 31, 2022, NLS received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that, based on NLS’s shareholders’ equity of $542,388 as of December 31, 2021, NLS was no longer in compliance with the minimum shareholders’ equity requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. On May 16, 2022, NLS submitted its proposed plan of compliance to Nasdaq to achieve and sustain compliance with the foregoing listing requirement. On May 27, 2022, NLS received a notice from Nasdaq advising that NLS was granted an extension to regain compliance with the shareholders’ equity requirement until September 27, 2022.

The Nasdaq listing rules require a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market pursuant to the newly adopted Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. Normally, a company is afforded a 180-calendar day period to regain compliance with the Minimum Bid Price Requirement. However, pursuant to the newly adopted Nasdaq Listing Rule 5810(c)(3)(A)(iv), or the Reverse Split Limitation Rule, a company that has effected two reverse stock splits over the prior two-year period with a cumulative ratio exceeding 250 shares to one is ineligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A). Accordingly, we may not be able to regain compliance with the Minimum Bid Price Requirement.

If NLS is delisted from Nasdaq, it would likely have a negative effect on its market price and impair an investor’s ability to buy or sell shares when desired. In the event of a delisting, there can be no assurance that any action taken by us to restore compliance with Nasdaq’s listing requirements would result in relisting, stabilize the market price or improve liquidity, prevent NLS Common Shares from falling below the Minimum Bid Price Requirement, or prevent future non-compliance with Nasdaq’s listing rules.

Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless NLS takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that NLS will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in NLS will be diluted.

NLS’s Common Shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

NLS is organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Risks Related to the Merger

Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of NLS Common Shares or Kadimastem Ordinary Shares and the future business and financial results of NLS and Kadimastem.

The Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. If the Merger is not completed, or is completed on different terms from those contemplated by the Merger Agreement, NLS and Kadimastem could be adversely affected and subject to a variety of risks associated with the failure to consummate the Merger, or to consummate the Merger as contemplated by the Merger Agreement, including the following:

•        NLS’s shareholders and Kadimastem’s shareholders may be prevented from realizing the anticipated benefits of the Merger;

•        the market price of NLS Common Shares or Kadimastem Ordinary Shares could decline significantly;

•        reputational harm due to the adverse perception of any failure to successfully consummate the Merger;

•        incurrence of substantial costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees, and, in certain cases, the payment by NLS of a termination fee to Kadimastem; and

•        the attention of NLS’s and Kadimastem’s management and employees may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Merger.

Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger on terms other than those contemplated by the Merger Agreement, or if the Merger is not completed, could materially adversely affect the business, financial results and share price of NLS and Kadimastem.

The ownership interests of NLS’s and Kadimastem’s shareholders will be diluted by the consummation of the Merger, and NLS’s and Kadimastem’s shareholders will exercise less influence over management than they exercised before the Merger.

NLS’s shareholders have the right to vote in the election of the NLS Board members and on certain other matters affecting NLS, as specified in NLS Bylaws, and Kadimastem’s shareholders have the right to vote in the election of the Kadimastem Board and on certain other matters affecting Kadimastem, as specified in Kadimastem’s articles of association. As a result of the Merger, the ownership position of existing shareholders of NLS will decrease and Kadimastem’s shareholders will have an ownership position in NLS that is smaller than their current stake in Kadimastem. Upon consummation of the Merger, based on the cash balance of NLS as of August 28, 2025 and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, NLS and Kadimastem estimate that NLS’s shareholders immediately prior to the Merger (in their capacities as such) will own approximately 17% of the NLS Common Shares outstanding immediately after the Merger, respectively, and the Kadimastem’s shareholders immediately prior to the Merger (in their capacities as such) will own approximately 83% of the NLS Common Shares outstanding immediately after the Merger, in each case, without taking into account whether any of NLS’s or Kadimastem’s shareholders were also shareholders of NLS or Kadimastem, respectively, at that time. Consequently, NLS’s and Kadimastem shareholders will have less influence over the management and policies of NLS after the Effective Time than they currently exercise over the management and policies of NLS and Kadimastem, respectively.

NLS’s and Kadimastem’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of NLS’s and Kadimastem’s shareholders generally. This may create potential conflicts of interest or the appearance of such conflicts, which may lead to increased dissident shareholder activity, including litigation, which could result in significant costs for NLS and Kadimastem and could materially delay or prevent the completion of the Merger. For a description of the interests of NLS’s and Kadimastem’s directors and officers in the Merger, see the section titled “Interests of NLS’s and Kadimastem’s Directors and Officers in the Merger” beginning on page 143 of this proxy statement/prospectus.

The interests of NLS’s and Kadimastem’s directors and executive officers include, among other things, the continued service as a director or executive officer of NLS following the Merger and certain rights to continuing indemnification and directors’ and officers’ liability insurance for Kadimastem directors and executive officers. There is a risk that these interests may influence the directors and executive officers to support the Merger.

The interests of NLS’s and Kadimastem’s directors and executive officers in the Merger may increase the risk of litigation intended to enjoin or prevent the Merger and the risk of other related dissident shareholder activity. In the past, and in particular following the announcement of a significant transaction, periods of volatility in the overall market or declines in the market price of a company’s securities, shareholder litigation and dissident shareholder proposals have often been instituted against companies alleging conflicts of interest in business dealings with affiliated or related persons and entities. For example, following the Merger, members of the combined company Board will be entitled to new compensation terms, and certain officers of Kadimastem holding shares in Kadimastem will exchange such shares for shares of NLS in connection with the Merger. The relationships described above may precipitate such activities by dissident shareholders and, if instituted against NLS or Kadimastem or their respective directors or executive officers, such activities could result in substantial costs, a material delay or prevention of the Merger and a diversion of management’s attention, even if the shareholder action is without merit or unsuccessful.

The Merger is subject to the satisfaction or waiver of conditions that may not be satisfied or completed on a timely basis, if at all. Failure to consummate the Merger could adversely affect the future business and financial results of NLS.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, among others, that the representations and warranties of the parties are true and correct in all respects as of the closing date, NLS has at least $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by NLS from certain parties in connection with its financing transactions undertake after the execution of the Merger Agreement, Kadimastem has at least $3,500,000 in gross funds (including cash in any of its bank accounts) minus any proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement, Kadimastem’s receipt of certain tax rulings provided by Israeli Tax Authority and ISA, and approval of the Merger Agreement and terms of the Merger by Kadimastem’s shareholders. These conditions make the completion, and the timing of the completion, of the Merger uncertain. Kadimastem has already received a draft tax ruling from the Israeli Tax Authority and believes that it will obtain the final ruling prior to NLS’s shareholders’ approval of the Merger. Further, the shareholders of Kadimastem have approved the Merger.

However, NLS and Kadimastem cannot provide assurance that the Merger will be consummated on the terms or timeline currently contemplated, or at all. If the Merger is not completed on a timely basis, or at all, NLS may be adversely affected and subject to a number of risks, including the time and resources committed by NLS’s respective management to matters relating to the Merger could otherwise have been devoted to pursuing other opportunities.

NLS or Kadimastem may waive one or more of the conditions to the Merger without re-soliciting shareholder approval.

NLS or Kadimastem may determine to waive, in whole or in part, one or more of the conditions to its obligation to consummate the Merger. Any determination whether to waive any condition to the Merger and whether to re-solicit shareholder approval or amend this proxy statement/prospectus as a result of a waiver will be made by NLS or Kadimastem, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The Merger may be completed even though material adverse changes subsequent to the announcement of the Merger, such as industry-wide changes or other events, may occur.

In general, the parties to the Merger can refuse to complete the Merger if there is a material adverse change affecting the other party. However, some types of changes do not permit NLS and Kadimastem to refuse to complete the Merger, even if such changes would have a material adverse effect on any of the parties involved in the Merger. For example, if there are changes in general national or international economic, financial, political or business conditions, NLS and Kadimastem would not have the right to refuse to complete the Merger. If adverse changes occur that affect the Merger but the parties are still required to complete the Merger, NLS’s share price, business and financial results after the completion of the Merger may suffer.

NLS will have limited protection in the event that any of the representations and warranties made by Kadimastem ultimately proves to be inaccurate or incorrect.

NLS will have limited protection if any representation or warranty made by Kadimastem in the Merger Agreement proves to be inaccurate or incorrect, and such representations and warranties will not survive the closing. Accordingly, to the extent such representations or warranties are incorrect, NLS would have limited or no indemnification claims with respect thereto, may not recover any damages it may have suffered, and may not have sufficient cash on hand or other resources to seek to pursue an alternative strategic transaction or avoid the dissolution and liquidation of NLS in the event that the Merger does not close.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger, and may incur other unanticipated costs. While each company has assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond each company’s control that could affect the total amount or the timing of those expenses. Many of the expenses that may be incurred, by their nature, are difficult to estimate accurately at the current time. Each of NLS and

Kadimastem expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, may allow NLS to offset those incremental expenses over time, the net benefit of which may not be achieved in the near term, or at all.

Lawsuits may be commenced seeking to enjoin or prevent the Merger or seeking other relief which may delay or prevent the completion of the Merger and result in NLS or Kadimastem incurring substantial costs.

Public company merger and acquisition transactions are often subject to lawsuits initiated by plaintiffs seeking to enjoin or prevent the transaction or obtain other relief. NLS, Kadimastem and their respective executive officers, directors and advisors may become subject to similar litigation with respect to the Merger. Any such lawsuit could seek, among other things, injunctive or other equitable relief, including a request to rescind parts of the Merger Agreement and otherwise to enjoin the parties from consummating the Merger, as well as to require payment of fees and other costs by the defendants. NLS and Kadimastem may incur substantial costs defending any such lawsuit, including the distraction of management’s attention, even if such lawsuits are without merit or unsuccessful. No assurance can be made as to the outcome of any such lawsuits. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger or in obtaining other relief, the completion of the Merger may be prevented or delayed or its terms could change.

The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of what the operating results and financial condition of NLS for the historical periods presented would have been or may be following consummation of the Merger.

The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what NLS’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. Further, NLS’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed consolidated financial data that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. In addition, subsequent to the closing date of the Merger, there will be adjustments to the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed consolidated financial information reflected in this proxy statement/prospectus.

If the Merger’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of securities may decline.

If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of NLS Common Shares prior to the completion of the Merger may decline. The market values of our securities at the time of the Merger may vary significantly from their prices on the date the Merger Agreement was executed, or the date of this proxy statement/prospectus.

In addition, following the Merger, fluctuations in the price of NLS Common Shares could contribute to the loss of all or part of your investment. If an active market for NLS Common Shares develops and continues, the trading price of NLS Common Shares following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. If the benefits of the Merger do not meet the expectations of investors or securities analysts it could have a material adverse effect on your investment in NLS Common Shares and NLS Common Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of NLS Common Shares may not recover and may experience a further decline.

Even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement.

Even if the Merger is completed, there can be no assurance that any payments will be made to NLS shareholders under the CVR Agreement. The Contingent Value Rights provide for potential payments to NLS shareholders based on the achievement of certain post-merger performance or milestone criteria. These criteria depend on factors that are largely outside our control, such as the successful integration of the companies, the realization of anticipated synergies, and the achievement of specific operational or financial targets within specified timeframes.

In addition, various risks, uncertainties, and assumptions could impact the ability of the combined company to generate the necessary funds for such payments. These include, but are not limited to, changes in market conditions, competitive pressures, regulatory developments, or unexpected costs that may arise following the Merger. If the combined company is unable to achieve the necessary milestones or if additional unforeseen challenges arise, it is possible that no payments will be made to NLS shareholders under the CVR Agreement.

Consequently, NLS shareholders should understand that the CVR Agreement does not guarantee any future payments, and they may receive little or no proceeds from the CVR Agreement in connection with the Merger.

Risks Related to NLS After the Consummation of the Merger

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf,” allogenic, proprietary cell products, which may not be successful.

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf,” allogenic, proprietary cell products, which may not be successful. Planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to adopt its new business, its planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

Following the Merger, NLS may be unable to integrate successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. NLS may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

Potential difficulties NLS may encounter in the integration process include the following:

•        the inability to successfully combine the businesses of NLS and Kadimastem in a manner that permits NLS to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•        creation of uniform standards, controls, procedures, policies and information systems; and

•        potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, NLS and Kadimastem have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect NLS’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of NLS.

Following the Merger, NLS’s business strategy will depend heavily on advancing and commercializing its pipeline products. However, NLS’s research and development efforts are subject to substantial risk, as drug development requires significant investment and faces inherent uncertainties.

Clinical trials may fail or be delayed, regulatory approvals are uncertain, and even if NLS does obtain required regulatory approvals, commercial success is not guaranteed. These risks could increase NLS’s post-Merger costs, delay potential revenues, and impact NLS’s ability to meet financial targets. Any setbacks in research and development could materially reduce the anticipated benefits of the Merger and impact NLS’s financial position and future growth potential. Furthermore, intensified research and development efforts may divert resources from other strategic initiatives, limiting NLS’s ability to respond to unforeseen challenges and competitive pressures in a timely manner.

The future financial results of NLS will suffer if NLS does not effectively manage its assets or deploy its available capital following the Merger.

Following the Merger, NLS intends to focus on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products. Future financial results of NLS will suffer if NLS does not effectively manage this shift in business focus. If NLS is unable to obtain capital necessary to maintain and increase its assets, and the assets of NLS, NLS could be required to reduce or suspend its operations or dispose of assets at inopportune time or price, which could negatively affect NLS’s financial condition, results of operations and ability to pay or sustain dividends to NLS’s shareholders.

NLS and Kadimastem have each had a history of net losses, and NLS expects to continue to incur losses for the foreseeable future, including following the Merger. If NLS ever achieves profitability, it may not be able to sustain it.

Each of NLS and Kadimastem have incurred losses since its respective inception and expects to continue to incur losses for the foreseeable future, including, with respect to NLS, following the Merger. NLS’s net loss attributable to holders of our NLS Common Shares for the years ended December 31, 2024 and 2023, respectively was approximately $4.1 million and $12.2 million. As of December 31, 2024 and December 31, 2023, NLS had an accumulated deficit of approximately $74.4 million and $70.4 million, respectively, and total equity of $1.4 million and $(8.8) million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations. Kadimastem reported net losses of approximately $7.2 million, $3.3 million and $6.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, Kadimastem had a total equity of approximately $(8.0) million and $(1.2) million, respectively, and accumulated deficit of approximately $(76.5) million and $(69.3) million, respectively. NLS expects to incur net losses from continuing operations and net cash used in operating activities, including following the Merger. NLS may need to raise additional working capital to continue its normal and planned operations. NLS will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if NLS does, NLS may not be able to maintain or increase its level of profitability. NLS anticipates that its operating expenses will remain substantially consistent in the foreseeable future. This reflects a decrease in operating costs associated with discontinued assets as part of the anticipated merger, offset by increased consultancy efforts, acquisition activities, and expanded marketing and sales initiatives aimed at growing its customer and client base. These expenditures will make it necessary for NLS to continue to raise additional working capital and make it harder for us to achieve and maintain profitability. NLS’s efforts to grow NLS’s business may be costlier than NLS expects, and NLS may not be able to generate sufficient revenue to offset NLS’s increased operating expenses. If NLS is forced to reduce NLS’s operating expenses, NLS’s growth strategy could be compromised. NLS may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about NLS’s ability to continue as a going concern, including following the Merger, and NLS cannot assure you that NLS will achieve sustainable operating profits as NLS continues to expand NLS’s infrastructure, further develop NLS’s marketing efforts, and otherwise implement NLS’s growth initiatives. The net losses that NLS incurs may fluctuate significantly from period to period. NLS will need to generate significant additional revenue to achieve and sustain profitability. Even if NLS achieves profitability, it cannot be sure that it will remain profitable for any substantial period of time.

NLS’s ability to grow and compete in the future will be adversely affected if adequate capital is not available to it or not available on terms favorable to it.

The ability of NLS to continue its normal and planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to continue its normal and planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

NLS will need substantial additional funding to continue its operations, which could result in dilution to its shareholders. NLS may not be able to raise capital when needed, if at all, which could cause it to have insufficient funds to pursue its operations, or to delay, reduce or eliminate its development of new programs or commercialization efforts.

NLS expects to incur additional costs associated with continuing to operate as a public company and to require substantial additional funding to continue to pursue its business and continue with its expansion plans. NLS may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase its capital needs and/or cause it to spend its cash resources faster than expected. Accordingly, NLS expects that it will need to obtain substantial additional funding in order to continue its operations. To date, NLS has financed its operations entirely through equity and debt investments by founders and other investors and the incurrence of debt, and it expects to financing its operations through equity and debt investments by investors in the foreseeable future, including following the Merger. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If NLS raises capital through the sale and issuance of equity, or securities convertible into equity, it would result in dilution to its existing shareholders, which could be significant depending on the price at which it may be able to sell and issue its securities. If it raises additional capital through the incurrence of additional indebtedness, it would likely become subject to further covenants that could restrict its business activities, and holders of debt instruments will likely have rights and privileges senior to those of its equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If NLS is unable to raise capital when needed or on acceptable terms, it could be forced to delay, reduce or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm NLS’s business, financial condition and prospects.

Without obtaining adequate capital funding or improving its financial performance, NLS may not be able to continue as a going concern.

The report of NLS’s independent registered public accounting firm on its consolidated financial statements as of and for the year ended December 31, 2024 includes an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. If it is unable to raise sufficient capital when needed, its business, financial condition and results of operations will be materially and adversely affected, and it will need to significantly modify its operational plans to continue as a going concern. The inclusion of a going concern explanatory paragraph by NLS’s auditors, its lack of cash resources and its potential inability to continue as a going concern may materially adversely affect its share price and its ability to raise new capital or to enter into critical contractual relations with third parties. If it is unable to continue as a going concern, including following the Merger, it might have to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statement.

Increased operating and capital costs could affect NLS’s profitability.

Costs for any particular product are subject to variation due to a number of factors, such as regulatory costs and research and development expenses. In addition, costs are affected by the price and availability of input commodities, electricity, labor, chemical reagents, and processing related equipment and facilities. Product costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable. Further, changes in laws and regulations can affect product prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs could have a significant effect on NLS’s profitability and operating cash flow.

NLS could have significant increases in capital and operating costs over the next several years in connection with the development of new projects and in the sustaining and/or expansion of existing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond NLS’s control. Increased capital expenditures may have an adverse effect on the profitability of and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

NLS may seek to grow through acquisitions.

NLS may seek to grow through acquisitions. Factors which may affect its ability to grow successfully through acquisitions include:

•        inability to obtain financing;

•        difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits;

•        diversion of management’s attention from current operations;

•        the possibility that it may be adversely affected by risk factors facing the acquired companies;

•        acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of NLS Common Shares to the shareholders of the acquired company, dilutive to the percentage of ownership of its existing shareholders;

•        potential losses resulting from undiscovered liabilities of acquired companies not covered by the indemnification that it may obtain from the seller; and

•        loss of key employees of the acquired companies.

The potential termination of the Merger Agreement and related uncertainties could negatively impact NLS’s business.

The Merger Agreement is subject to several conditions, including approval by NLS’s shareholders, which must be met or waived prior to the Merger’s completion. Some conditions are outside of NLS’s control, and there is no assurance that they will be met in a timely manner or at all. The Merger Agreement could be delayed, may not be completed, or may be terminated under certain circumstances. Uncertainty regarding the Merger could adversely impact employee morale and retention, disrupt business relationships, and affect the trading price of NLS Common Shares. Additionally, management and personnel will need to focus significant time and resources on the Merger, potentially diverting attention from day-to-day operations. NLS will incur significant transaction costs regardless of whether the Merger is finalized, and such expenses may be higher than anticipated, especially if the Merger is delayed or terminated.

Unfavorable general economic conditions may materially adversely affect NLS’s business.

While it is difficult for NLS to predict the impact of general economic conditions on its business, these conditions could reduce customer demand for some of its products or services which could cause its revenue to decline. Also, NLS’s customers that are especially reliant on the credit and capital markets may not be able to obtain adequate access to credit or equity funding, which could affect their ability to make timely payments to NLS. Moreover, NLS relies on obtaining additional capital and/or additional funding to provide working capital to support its operations. NLS regularly evaluates alternative financing sources. Further changes in the commercial capital markets or in the financial stability of its investors and creditors may impact the ability of its investors and creditors to provide additional financing. For these reasons, among others, if the economic conditions stagnate or decline, NLS’s operating results and financial condition could be adversely affected.

Economic and political conditions may cause fluctuations of the future prices, supply, and demand for products NLS and Kadimastem use, which may negatively affect NLS’s revenues.

Revenues generated from NLS’s production activities in the biotech industry will be highly dependent upon the future prices and demand for products that NLS and Kadimastem currently use. Factors which may affect prices and demand for products that NLS and Kadimastem currently use include, but are not limited to, the worldwide supply of these products; the price of these products that are produced in the United States, Israel, Switzerland, or imported from foreign countries; consumer demand for such products; the price and availability of alternative products; federal and state regulation; and general, national and worldwide economic political conditions.

Changes in the regulatory environment could have a material adverse effect on NLS’s business.

Changes in the regulatory environment could have a material adverse effect on NLS’s business. NLS’s exploration, development, production and marketing operations are subject to extensive environmental regulation at the federal, state and local levels including those governing pharmaceutical research and testing. Under these laws and regulations, NLS could be held liable for personal injuries, medical malpractice and other damages. Failure to comply with these laws and regulations may also result in the suspension or termination of NLS’s operations and subject us to administrative, civil, and criminal penalties. Governmental laws and regulations also increase the costs to plan, permit, design and install our operations and facilities.

Risks Related to Kadimastem’s Financial Position and Capital Requirements

Kadimastem has incurred significant operating losses since Kadimastem’s inception and anticipates that the combined company will incur continued losses for the foreseeable future.

Kadimastem is an emerging biopharmaceutical company with a limited operating history. Kadimastem has funded its operations to date primarily through raising capital on TASE, proceeds from the private placement of Kadimastem Ordinary Shares, credit facilities, loans and convertible notes. Kadimastem expects to continue to incur substantial losses over the next several years during Kadimastem’s clinical development phase. To fully execute Kadimastem’s business plan, it will need to complete Phase 3 clinical studies and certain development activities, as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, Kadimastem’s product candidates will require regulatory approval prior to commercialization, and it will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact us. Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales. Kadimastem has incurred losses in each year since its inception. Kadimastem’s net loss attributable to holders of Kadimastem Ordinary Shares for the years ended December 31, 2024 and 2023 was $7.2 million and $3.3 million, respectively. Substantially all of Kadimastem’s operating losses resulted from costs incurred in connection with Kadimastem’s development program and from general and administrative costs associated with Kadimastem’s operations.

Until Kadimastem can generate significant revenues, if ever, it expects to satisfy Kadimastem’s future cash needs through debt or equity financing. It cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to Kadimastem’s products.

Kadimastem expects its research and development expenses to increase in connection with its planned expanded clinical trials. In addition, if Kadimastem obtains marketing approval for AstroRx® and/or IsletRx or any other current or future product candidate, it will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, in the period following this proxy statement/prospectus, it expects to incur additional costs associated with operating as a public company, which Kadimastem estimates will be at least several hundred thousand dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, Kadimastem is unable to predict the extent of any future losses or when it will become profitable, if at all.

Furthermore, in addition to such operating expenses, Kadimastem expects to incur additional costs associated with operating as a public company subject to the rules and regulations of the SEC, which it estimates will be at least one million dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing drug substances and product candidates, Kadimastem is unable to predict the extent of any future losses or when Kadimastem will become profitable, if at all.

Kadimastem expects to continue to incur significant losses until Kadimastem are able to commercialize Kadimastem’s product candidates, which it may not be successful in achieving. Kadimastem anticipate that Kadimastem’s expenses will increase substantially if and as we:

•        continue the research and development of Kadimastem’s product candidates;

•        expand the scope of Kadimastem’s current clinical studies for its product candidates;

•        seek regulatory and marketing approvals for Kadimastem’s product candidates that successfully complete clinical studies;

•        establish a sales, marketing, and distribution infrastructure to commercialize Kadimastem’s product candidates;

•        seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of Kadimastem’s current product candidates;

•        seek to maintain, protect, and expand Kadimastem’s intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support Kadimastem’s operations as a public company and Kadimastem’s product candidate development and planned future commercialization efforts.

Kadimastem has not generated revenue from any product candidate and may never be profitable, even if Kadimastem receives regulatory approval to commercialize its products in additional geographical territories and indications.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem have not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products. Even if Kadimastem’s current products or any future products are approved for marketing and sale, it anticipates incurring significant incremental costs associated with commercializing such products.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx, and do not know when, or if, it will generate any such revenue. Kadimastem does not expect to generate significant revenue unless or until Kadimastem obtains marketing approval of, and commercializes, AstroRx® and/or IsletRx. Kadimastem’s ability to generate future revenue from product candidate sales depends heavily on its success in many areas, including but not limited to:

•        obtaining favorable results from and progress the pre-clinical and clinical development of Kadimastem’s product candidates, namely AstroRx and/or IsletRx;

•        developing and obtaining regulatory approval for registration studies protocols for Kadimastem’s product candidates, namely AstroRx® and/or IsletRx;

•        subject to successful completion of registration and clinical trials of AstroRx® and/or IsletRx, applying for and obtaining marketing approval;

•        establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for Kadimastem’s product candidates, if marketing approval is received;

•        identifying, assessing, acquiring and/or developing new product candidates;

•        accurately identifying demand for Kadimastem’s product candidates;

•        obtaining market acceptance of Kadimastem’s product candidates, if approved for marketing, as viable treatment options;

•        negotiating favorable terms in any collaboration, licensing or other arrangements into which Kadimastem may enter;

•        establishing and nurturing relationships with the leading physicians in the United States; and

•        attracting, hiring and retaining qualified personnel.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about its ability to continue as a going concern.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about Kadimastem’s ability to continue as a going concern. If Kadimastem cannot continue as a going concern, its investors may lose their entire investment in its Kadimastem Ordinary Shares. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Even if the Merger is completed, Kadimastem expects that it will need to raise substantial additional funding before it can expect to complete the development of AstroRx® and IsletRx or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Kadimastem to delay, limit or terminate its product candidate development efforts or other operations.

Even if the Merger is completed, Kadimastem expects it will require substantial additional capital to commercialize its product candidates. In addition, its operating plans may change as a result of many factors that may not currently be known to it, and it may need to seek additional funds sooner than planned. Kadimastem’s future funding requirements will depend on many factors, including but not limited to:

•        its clinical trial results;

•        the cost, timing and outcomes of seeking marketing approval of AstroRx® and/or IsletRx;

•        the cost of filing and prosecuting patent applications and the cost of defending its patents;

•        the cost of prosecuting patent infringement actions against third parties;

•        development of other early-stage development product candidates;

•        the costs associated with commercializing AstroRx® and/or IsletRx if Kadimastem receives marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell AstroRx® and/or IsletRx;

•        subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•        any product liability or other lawsuits related to Kadimastem’s products;

•        the expenses needed to attract and retain skilled personnel; and

•        the costs associated with being a public company.

Any additional fundraising efforts may divert its management from their day-to-day activities, which may adversely affect Kadimastem’s ability to develop and commercialize its product candidates. In addition, Kadimastem cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by it, or the possibility of such issuance, may cause the market price of its common shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and Kadimastem may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Kadimastem could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects. Even if it believes that it has sufficient funds for its current or future operating plans, Kadimastem may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

If Kadimastem is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

Unstable market and economic conditions, including inflation, may have serious adverse consequences on Kadimastem’s business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. The current wars in Israel and between Ukraine and Russia have created extreme volatility in the global capital markets, and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on Kadimastem or the third parties on whom Kadimastem rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive.

Disruption to the global economy could also result in a number of follow-on effects on Kadimastem’s business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations, which could limit Kadimastem’s potential customer base; negative impact on Kadimastem’s liquidity and financial condition and share price, which may impact Kadimastem’s ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to Kadimastem.

Inflation, which increased significantly during 2024, could adversely affect Kadimastem’s business by increasing the costs of raw material and labor needed to operate its business and could continue to adversely affect Kadimastem in future periods. If this current inflationary environment continues, there can be no assurance that Kadimastem would be able to recover related cost increases through price increases, which could result in downward pressure on Kadimastem’s operating margins. As a result, Kadimastem’s financial condition, results of operations, and cash flows could be adversely affected over time.

Kadimastem may fail to realize some or all of the anticipated benefits of the proposed Merger, which may adversely affect the value of each Kadimastem Ordinary Share.

The success of the Merger will depend, in part, on Kadimastem’s ability to realize the anticipated benefits from combining Kadimastem and NLS. However, to realize these anticipated benefits, the businesses of Kadimastem and NLS must be successfully combined and the two companies’ respective operations, technologies and personnel must be integrated following the Closing. If Kadimastem is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Merger may not be realized fully or at all or may take longer to realize than expected and the value of Kadimastem Ordinary Shares may be adversely affected. In addition, the overall integration of the businesses is a complex, time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt Kadimastem’s operations following closing.

Specifically, risks in integrating NLS into Kadimastem’s operations to realize the anticipated benefits of the Merger include, among other things, the failure to:

•        effectively coordinate efforts to communicate Kadimastem’s capabilities and products following closing;

•        compete effectively for additional opportunities expected to be available to Kadimastem following closing;

•        integrate and harmonize financial reporting and information technology systems of Kadimastem and NLS;

•        retain Kadimastem’s relationships with its customers and successfully integrate NLS into these existing relationships;

•        integrate NLS and Kadimastem executive officers’ teams;

•        retain and integrate key NLS and Kadimastem employees;

•        successfully address Kadimastem’s existing liabilities;

•        coordinate operations across time zones, continents and cultures;

•        manage the diversion of management’s attention from business matters to integration issues;

•        retain customers; and

•        combine Kadimastem’s business and management culture with the business and management culture of NLS. For more information, please see “Summary of Risk Factors — Risks Related to the Merger” and “Summary of Risk Factors — Risks Related to NLS After the Consummation of the Merger.”

Risks Related to Product Development, Regulatory Approval and Commercialization

Kadimastem depends substantially on the success of its proprietary product candidates. Kadimastem cannot give any assurance that any of its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes. The process to develop, obtain regulatory approval for and commercialize pharmaceutical drug substances and product candidates is long, complex, costly, and inherently uncertain of outcome. Kadimastem is not permitted to market any of its drug substances and product candidates in the United States, the EU, or any other jurisdiction until Kadimastem receives the requisite regulatory approvals. Kadimastem cannot give any assurance that its current clinical development plan will proceed as planned, that its product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows Kadimastem to effectively compete with its competitors or be successfully marketed and commercialized, which could harm its business, operating results, prospects or financial condition.

All of Kadimastem’s drug substances and product candidates are in various stages of clinical and/or preclinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of its drug substances and product candidates are prolonged, delayed or not commercially viable, Kadimastem or its collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize its drug substances and product candidates on a timely basis, or at all, which will adversely affect its business.

To obtain the requisite regulatory approvals to market and sell any of Kadimastem’s product candidates, Kadimastem or its collaborators for such candidates must demonstrate through extensive preclinical studies and clinical trials that its products are safe, pure and potent or effective in humans. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the drug substances and product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, Kadimastem or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, or comparable foreign regulatory authorities, that such drug substances and product candidates are safe and effective for their intended uses. Additionally, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and its future clinical trial results may not be successful.

Kadimastem may not be able to commence or complete the clinical trials that would support its submission of a BLA to the FDA or an MAA, to the EMA, and other regulatory approvals from the Israeli Mistry of Health, or MOH. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of its clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

•        difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•        delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct its clinical trials;

•        if the FDA or EMA elect to enact policy changes;

•        difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

•        challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, availability of approved effective treatments for the relevant disease, and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by Kadimastem, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

•        failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols;

•        inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•        inspection of the drug substance manufacturing facility by the FDA or other regulatory authorities;

•        unforeseen safety issues or lack of effectiveness (futility); and

•        lack of adequate funding to continue the clinical trial.

Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its drug substances and product candidates or result in the development of its drug substances and product candidates being stopped early.

Kadimastem’s development costs will increase if Kadimastem has material delays in its clinical trials, or if it is required to modify, suspend, terminate or repeat a clinical trial. If Kadimastem is unable to conduct its clinical trials properly and on schedule, marketing approval may be delayed or denied by the FDA, EMA, MOH, and other regulatory authorities.

Kadimastem cannot market and sell its cell therapy drug substances and product candidates in the United States, Europe, or in other countries if it fails to obtain the necessary regulatory approvals or licensure.

Kadimastem cannot sell its cell therapy drug substances and product candidates until regulatory agencies grant marketing approval, or licensure. The process of obtaining regulatory approval is lengthy, expensive, and uncertain. It is likely to take at least several years to obtain the required regulatory approvals for its cell therapy product candidates, or it may never gain the necessary approvals.

Any difficulties that Kadimastem encounters in obtaining regulatory approval may have a substantial adverse impact on its operations and cause its share price to decline significantly.

To obtain marketing approvals in the United States and Europe for cell therapy drug substances and product candidates Kadimastem must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA, the EMA and the PMDA that the cell therapy drug substances and product candidates is safe and effective for each disease for which Kadimastem seeks approval. Several factors could prevent completion or cause significant delay of its clinic trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that cell therapy drug substances and product candidates are safe and effective for use in humans. Negative or inconclusive results from or adverse medical events during a clinical trial could cause the clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. The FDA or EMA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, Kadimastem, the FDA, the EMA or other regulatory bodies could stop its trials before completion, which could harm its business, operating results, prospects or financial condition.

Obtaining approval of a BLA or an MAA even after clinical trials that are believed to be successful is an uncertain process.

Kadimastem is not permitted to market its products in the United States or the EU until it receives regulatory approval of a BLA from the FDA or MAA from the EMA, or in any foreign countries until it receive the requisite approval from regulatory authorities in such countries.

Even if Kadimastem completes its planned clinical trials and believes the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of its products for many reasons, including, but not limited to:

•        Kadimastem may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

•        the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

•        disagreements regarding the number, design, size, conduct or implementation of Kadimastem’s clinical trials, or with its interpretation of data from pre-clinical studies or clinical trials;

•        a lack of acceptance of the accuracy or sufficiency of the data generated at Kadimastem’s clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of a BLA or MAA;

•        difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of Kadimastem’s application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, improvements in the manufacturing facility and stability transportation processes and durability limitations on approved labelling, or distribution and use restrictions;

•        the requirement that Kadimastem develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for Kadimastem;

•        the identification of deficiencies in the manufacturing processes in its manufacturing facility or facilities of third-party manufacturers with which Kadimastem enters into agreements for clinical and commercial supplies;

•        changes in approval policies or the adoption of new regulations by such regulators; and

•        Kadimastem may be unable to be granted a PIP deferral which Kadimastem intends to request from the EMA for clinical trials in children; this may delay Kadimastem’s clinical trial program or approvals for adults, or it may have successful clinical trial results for adults but not children (if Kadimastem was required to conduct pediatric studies prior to the receipt of a BLA or MMA for use of its drug substances and product candidates in adults), or vice versa.

Before Kadimastem can submit BLA to the FDA, Kadimastem must conduct Phase 3 clinical trials, that will be substantially broader than its Phase 2 trials. A BLA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of a BLA is a lengthy, expensive and uncertain process, and Kadimastem may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, Kadimastem will also need to agree on a protocol with the FDA for the Phase 3 clinical trials before commencing those trials. Phase 3 clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that it conducts may or may not be successful. The FDA may suspend all clinical trials or require that Kadimastem conducts additional clinical, nonclinical, manufacturing improvements, manufacturing validation or drug substances quality studies and submit those data before it will consider or reconsider the BLA. Depending on the extent of these or any other studies, approval of any applications that Kadimastem submit may be delayed by several years, or may require it to expend more resources than it has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the BLA. If any of these outcomes occur, Kadimastem would not receive approval at such time, if any, that it seeks FDA approval. Kadimastem may face similar risks with respect to obtaining regulatory approval from the EMA at such time, if any, that it seeks EMA approval. The risks that it faces in obtaining applicable approvals from the FDA and EMA for AstroRx® and/or IsletRx, or any other product candidate that it may seek to develop, may also exist with other regulatory authorities, such as those in Latin America or other regions.

Even if Kadimastem obtains FDA, EMA or other regulatory approval for AstroRx® and/or IsletRx, the approval might contain significant limitations related to use restrictions, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If Kadimastem is unable to successfully commercialize AstroRx® and/or IsletRx, it may be forced to cease operations.

Preliminary data that Kadimastem or others announce or publish from time to time with respect to its products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Kadimastem, or its partners, may publish or seek to publish preliminary data from ongoing clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. Kadimastem also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that it reports may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm its business prospects.

Further, others, including regulatory agencies, may not accept or agree with its assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its company in general. In addition, the information it chose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Kadimastem determines is material or otherwise appropriate information to include in its disclosure. If the interim, top-line or preliminary data that Kadimastem reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, in scale, its drug substances and product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

The results of preclinical studies and early-stage clinical trials of Kadimastem’s drug substances and product candidates may not be predictive of the results of later-stage clinical trials. Initial success in Kadimastem’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Drug substances and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of Kadimastem’s clinical trials will ultimately be successful or support further clinical development of any of Kadimastem’s product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in Kadimastem’s clinical development could harm its business and operating results.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

Kadimastem plans to conduct some of its clinical trials outside the United States. Such trials would be guided under FDA or EMA guidelines and inspections. It is planning to globally develop AstroRx® and/or IsletRxAstroRx and/or IsletRx in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA does not accept the data from sites in its globally conducted clinical trials, or if international regulatory authorities do not accept the data from its U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of its product candidates.

The results of Kadimastem’s clinical trials may not support its product candidates’ claims or any additional claims Kadimastem may seek for its drug substances and product candidates and its clinical trials may result in the discovery of adverse side effects.

Even if any clinical trial that Kadimastem needs to undertake is completed as planned, or if interim results from existing clinical trials are released, Kadimastem cannot be certain that such results will support its drug substances and product candidates claims or any new indications that Kadimastem may seek for its products or that the FDA or foreign authorities will agree with its conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that its products or a product candidate is safe and effective for the proposed indicated use, which could cause it to stop seeking additional clearances or approvals for its product candidates. Any delay or termination of Kadimastem’s clinical trials will delay the filing of its regulatory submissions and, ultimately, Kadimastem’s ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Kadimastem’s drug substances and product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as Kadimastem develops AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, in larger, longer and more extensive clinical trials as use of its product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2 and 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of its drug substances and product candidates receives marketing approval, the FDA or EMA could require it to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if Kadimastem or others later identify undesirable side effects caused by AstroRx® and/or IsletRx, several potentially significant negative consequences could result, including:

•        regulatory authorities may suspend or withdraw approvals of such a product candidate;

•        regulatory authorities may require additional warnings on the label;

•        regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

•        Kadimastem may be required to change the way the product is manufactured, distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

•        Kadimastem may need to voluntarily recall its products; and

•        Kadimastem could be sued and held liable for harm caused to patients.

Any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidate and could significantly harm its business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As drug substances and product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results and/or reduce cost of goods sold. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause its drug substances and product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kadimastem’s drug substances and product candidates and jeopardize its ability to commence sales and generate revenue.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for the combined company to obtain regulatory clearance or approval of its product candidates and to produce, market and distribute combined company’s products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in United States Congress, or Congress, that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect combined company’s business and products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of the combined company’s product candidates. NLS and Kadimastem cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on the combined company’s business in the future. Such changes could, among other things, require:

•        changes to manufacturing methods;

•        change in protocol design;

•        additional treatment arm (control);

•        recall, replacement, or discontinuance of one or more of the combined company’s products; and

•        additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect the combined company’s ability to sell the combined company’s products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, or Affordable Care Act, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and any potential future healthcare reform measures of the Trump administration will impact the Affordable Care Act and the combined company’s business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional Congressional action is taken. Congress is considering additional health reform measures.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicare Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including combined company’s product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The combined company’s results of operations could be adversely affected by the Affordable Care Act and by other health care reforms that may be enacted or adopted in the future. In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay additional marketing approval of product candidates or any initial marketing approval for combined company’s product candidates, restrict or regulate post-approval activities and affect combined company’s ability to commercialize any products for which the combined company may obtain marketing approval.

NLS and Kadimastem are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on combined company’s business. The pendency or approval of such proposals or reforms could result in a decrease in the price of combined company’s capital stock or limit the combined company’s ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of combined company’s products.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of the combined company’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which the combined company’s operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect its business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process the combined company’s regulatory submissions, which could have a material adverse effect on its business.

Kadimastem will need to obtain FDA approval of any proposed names for its drug substances that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name Kadimastem intends to use for its drug substances and product candidates will require approval from the FDA regardless of whether Kadimastem has secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other medical products and technology. The FDA may object to any product name it submits if it believes the name inappropriately implies medical claims. If the FDA objects to any of its proposed product names, Kadimastem may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Kadimastem may seek designations for its drug substances and product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that Kadimastem will successfully obtain such designations. In addition, even if one or more of Kadimastem’s drug substances and product candidates are granted such designations, Kadimastem may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for drug substances and product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that Kadimastem will successfully obtain such designation for Kadimastem’s products. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if Kadimastem obtains such designations for one or more of its product candidates, there can be no assurance that it will realize their intended benefits.

For example, Kadimastem may seek a Breakthrough Therapy designation from the FDA for one or more of its product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if Kadimastem believes one of Kadimastem’s drug substances and product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Kadimastem’s drug substances and product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such drug substances and product candidates no longer meet the conditions for qualification.

Kadimastem may also seek Regenerative Medicine Advance Therapy, or RMAT, designation from the FDA for some of its product candidates. As described in Section 3033 of the 21st Century Cures Act, a drug is eligible for RMAT designation if: the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. The FDA has broad discretion whether or not to grant this designation, so even if Kadimastem believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive RMAT designation, Kadimastem may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a RMAT Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw RMAT designation if it believes that the designation is no longer supported by data from its clinical development program.

Kadimastem may also seek Fast Track designation from the FDA for some of its product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if it believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from its clinical development program.

If Kadimastem’s manufacturing, research and development and operational facilities are damaged or destroyed, its business and prospects would be adversely affected.

If its manufacturing, research and development and operational facilities, or the equipment in such facilities were to be damaged or destroyed, the loss of some or all of the stored units of its cell therapy drug substances would force Kadimastem to delay or halt its clinical trial processes. Kadimastem has a clinical research and development facility located in Ness-Ziona, Israel, and also collaborates with medical hubs in California and other locations in the United States. If these facilities or the equipment in them are significantly damaged or destroyed, Kadimastem may not be able to quickly or inexpensively replace its manufacturing research and development and operational capacity.

Kadimastem’s product development is based on novel technologies and are inherently risky.

Kadimastem is subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of its therapeutics creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third party reimbursement and market acceptance. For example, the FDA, the EMA and other countries’ regulatory authorities have relatively limited experience with cell therapies. Very few cell therapy products have been approved by regulatory authorities to date for commercial sale, and the pathway to regulatory approval for its cell therapy drug substances and product candidates may accordingly be more complex and lengthier. As a result, the development and commercialization pathway for its therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.

Kadimastem’s cell therapy drug candidates represent new classes of therapy that the marketplace may not understand or accept.

Even if Kadimastem successfully develops and obtains regulatory approval for Kadimastem’s cell therapy candidates, the market may not understand or accept them. Kadimastem is developing cell therapy drug substances and product candidates that represent novel treatments and will compete with a number of more conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. The degree of market acceptance of any of its developed and potential products will depend on a number of factors, including:

•        the clinical safety and effectiveness of Kadimastem’s cell therapy drug candidates and their perceived advantage over alternative treatment methods, if any;

•        adverse events involving Kadimastem’s cell therapy product candidates or the products or product candidates of others that are cell-based; and

•        the cost of Kadimastem’s products and the reimbursement policies of government and private third party payers.

If the health care community does not accept Kadimastem’s potential products for any of the foregoing reasons, or for any other reason, it could affect its sales, having a material adverse effect on Kadimastem’s business, financial condition and results of operations.

Even if Kadimastem obtains regulatory approval for a product candidate, its products will remain subject to ongoing regulatory oversight.

Even if Kadimastem obtains any regulatory approval for its product candidates, it will be subject to ongoing regulatory requirements for manufacturing (including manufacturing sites), labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that it receives for its product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing manufacturing site improvements and testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, manufacturing facility, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application. If Kadimastem, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or Kadimastem, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If Kadimastem fails to comply with applicable regulatory requirements, a regulatory authority may:

•        issue an untitled letter or warning letter that Kadimastem is in violation of the law;

•        seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•        suspend or withdraw regulatory approval;

•        suspend any ongoing clinical trials;

•        refuse to approve pending applications or supplements to applications;

•        restrict the marketing or manufacturing of the product;

•        seize or detain the products or require the withdrawal of the product from the market;

•        refuse to permit the import or export of the products; or

•        refuse to allow Kadimastem to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require it to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit Kadimastem’s ability to commercialize its product candidates and adversely affect its business, financial condition, results of operations and prospects.

International expansion of Kadimastem’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, within Israel, the EU and Japan.

Other than Kadimastem’s headquarters and other operations which are located in Israel, it currently have limited international operations, but Kadimastem’s business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. Kadimastem plans to maintain research and development, manufacturing, development, and sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, within and outside of the United States, in Israel, Europe. and Japan. If Kadimastem’s products are approved for commercialization outside the United States, Israel, or the EU, Kadimastem will likely enter into agreements with third parties to market its drug substances in these additional global territories. Kadimastem expects that it will be subject to additional risks related to entering into or maintaining international business relationships, including:

•        different regulatory requirements for approvals of drug substances in foreign countries;

•        differing United States and foreign drug import and export rules, tariffs and other trade barriers;

•        reduced protection for intellectual property rights in foreign countries;

•        failure by Kadimastem to obtain regulatory approvals for the use of its products in various countries;

•        different reimbursement systems;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•        complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

•        workforce uncertainty in countries where labor unrest is more common than in the United States;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions;

•        potential liability resulting from development work conducted by these distributors; and

•        business interruptions resulting from a local or worldwide pandemic, such as geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm its future international expansion and operations and, consequently, Kadimastem’s results of operations.

Even if any of Kadimastem’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Kadimastem’s products will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

•        the efficacy and safety of the product;

•        the potential advantages of the product compared to available therapies;

•        the convenience and ease of administration compared to alternative treatments;

•        limitations or warnings, including use restrictions contained in the product’s approved labeling;

•        distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by Kadimastem as part of a mandatory or voluntary risk management plan;

•        pricing and cost effectiveness in relation to alternative treatments;

•        if the product is included under physician treatment guidelines as a first-, second,- or third-line therapy;

•        the strength of sales, marketing and distribution support;

•        the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

•        the strength of sales, marketing and distribution support;

•        the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Kadimastem’s products are approved but do not achieve an adequate level of acceptance by physicians, third party payors and patients, Kadimastem may not generate sufficient revenue from the product, and Kadimastem may not become or remain profitable. In addition, its efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, Kadimastem may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If Kadimastem enters into arrangements with third parties to perform sales, marketing and distribution services for its products, the resulting revenues or the profitability from these revenues to it are likely to be lower than if Kadimastem had sold, marketed and distributed its products itself. If Kadimastem is unable to enter into such arrangements on acceptable terms or at all, Kadimastem may not be able to successfully commercialize any of Kadimastem’s product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, Kadimastem may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute its products effectively. If Kadimastem is not successful in commercializing its product candidates, either on Kadimastem’s own or through collaborations with one or more third parties, its future product revenue will suffer and Kadimastem may incur significant additional losses.

Even if Kadimastem is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm its business.

Kadimastem’s ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for Kadimastem’s products may be difficult. Kadimastem cannot be certain if and when Kadimastem will obtain an adequate level of reimbursement for its products by third party payors. Even if it does obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Kadimastem may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Kadimastem may not be able to successfully commercialize any product candidate for which Kadimastem obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Kadimastem’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Kadimastem’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Kadimastem’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug substances vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of drug substances before they can be reimbursed. In many countries, the pricing review period begins after marketing or drug substances licensing approval is granted. In some foreign markets, prescription drug substances pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, Kadimastem might obtain marketing approval for drug substances in a particular country, but then be subject to price regulations that delay Kadimastem’s commercial launch of its products and technology, possibly for lengthy time periods, and negatively impact the revenues it is able to generate from the sale of drug substances in that country. Adverse pricing limitations may hinder Kadimastem’s ability to recoup its investment in one or more products and technology, even if its drug substances obtain marketing approvals. There can be no assurance that Kadimastem’s products and technology, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of Kadimastem’s drug substances are approved and it is found to have improperly promoted off-label uses of those products and technology, Kadimastem may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription of its products and technology, if approved. If Kadimastem is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Kadimastem cannot successfully manage the promotion of its products and technology, if approved, Kadimastem could become subject to significant liability, which would materially adversely affect Kadimastem’s business and financial condition.

Kadimastem may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If Kadimastem is unable to comply, or have not fully complied, with such laws, it could face substantial penalties.

If Kadimastem obtains FDA approval for any of its product candidates and begin commercializing those products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, Kadimastem may be subject to patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect its ability to operate include:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•        federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•        the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•        HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•        the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

•        European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which contains provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like it that conduct clinical trials in the EU; Kadimastem anticipates that over time it may expand its business operations to include additional operations in the EU and with such expansion, it would be subject to increased governmental regulation in the EU countries in which it might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that Kadimastem’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kadimastem’s operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to it, Kadimastem may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if Kadimastem becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of Kadimastem’s operations. If any of the physicians or other healthcare providers or entities with whom Kadimastem expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that its business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Obtaining and maintaining regulatory approval of Kadimastem’s drug substances in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of Kadimastem’s drug substances in other jurisdictions. Kadimastem’s failure to obtain regulatory approval in foreign jurisdictions would prevent its drug substances from being marketed abroad, and any approval it is granted for Kadimastem’s drug substances in the United States would not assure approval of drug substances in foreign jurisdictions.

In order to market any products outside of the United States, Kadimastem must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if Kadimastem obtains and maintains regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that Kadimastem will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Kadimastem intends to charge for its products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

If Kadimastem, or any third parties with whom it works, fails to comply with regulatory requirements in the United States or international markets, or fail to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Kadimastem’s target market may be reduced and its ability to realize the full market potential of its products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in its failing to obtain regulatory approval to market Kadimastem’s current product candidates, which could significantly harm its business, results of operations and prospects.

Kadimastem’s market is subject to intense competition, which may result in others commercializing products before or more successfully. If Kadimastem is unable to compete effectively, its products may be rendered noncompetitive or obsolete, which may adversely affect its operating results.

The development and commercialization of new products is highly competitive. Kadimastem’s potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to its products or any future product candidate that Kadimastem may seek to develop or commercialize. Kadimastem’s competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than its products or any future product candidate it may develop, which could render any product candidates obsolete and noncompetitive. Kadimastem’s competitors also may obtain FDA or other marketing approval for their products before it is able to obtain approval for Kadimastem’s, which could result in competitors establishing a strong market position before it is able to enter the applicable market.

Many of Kadimastem’s potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than it does. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of Kadimastem’s competitors, which may adversely affect it.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with Kadimastem in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if Kadimastem enters the markets of its product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, Kadimastem may not achieve commercial success, or it may have to reduce its price in order to effectively compete, which would impact its ability to generate revenue, obtain profitability and adversely affect its operating results.

The major market players within the ALS and diabetes drug markets and Kadimastem’s primary competitors in the United States and abroad include among others Biogen and Mitsubishi Tanabe pharmaceuticals in the ALS domain and Vertex Therapeutics and Novo-Nordisk pharmaceuticals in the cell therapy for diabetes domain. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit its ability to introduce or effectively market and generate sales and capture market share.

Competition in the pharmaceutical industry is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share, and additional working capital requirements. To succeed, Kadimastem must, among other critical matters, gain consumer acceptance for its products, as compared to other solutions currently available in the market. For example, since the currently accepted treatment for ALS is not substantially effective for its patients and for diabetes is lacking in effectiveness and does not cure the disease itself nor does it prevent long term complications, respectively, Kadimastem will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before Kadimastem will be able to gain market acceptance for Kadimastem’s AstroRx® and/or IsletRx as a treatment in severe acute emergency situations. If Kadimastem’s competitors offer significant discounts on certain products and solutions, Kadimastem may need to lower its prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to Kadimastem’s prices and pricing policies could make it difficult to generate revenues or cause Kadimastem’s revenues to decline. Moreover, if Kadimastem’s competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that it may develop, Kadimastem may not convince its customers to use its products and solutions. Any such changes would likely reduce Kadimastem’s commercial opportunity and revenues potential and could materially adversely impact Kadimastem’s operating results.

Although Kadimastem has obtained orphan drug designation from the EMA for its product AstroRx®, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

Kadimastem applied for and received designation from the FDA for AstroRx® for cell therapy for ALS treatment. Regulatory authorities in some jurisdictions, including the EU and United States, may designate drugs for relatively small patient populations as “orphan drugs.” In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. In the United States, under the Orphan Drug Act the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States

The designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as its product candidates prior to Kadimastem’s product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances.

Although Kadimastem has obtained orphan drug exclusivity from the FDA for AstroRx®, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•        the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•        the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•        the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Sales of Kadimastem’s approved products, if any, will be subject to the regulatory requirements governing marketing approval in the countries in which Kadimastem obtains regulatory approval, and where it plans to seek itself or with collaborators regulatory approval to commercialize its product candidates in North America, the EU and in additional foreign countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the U.S. by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by the FDA, EMA, or regulatory authorities in other countries. Approval procedures vary among jurisdictions and can be lengthy and expensive, and involve requirements and administrative review periods different from, and potentially greater than, those in the U.S., including additional pre-clinical studies or clinical trials. Even if Kadimastem’s product candidates are approved, regulatory approval for any product may be withdrawn by the regulatory authorities in a particular jurisdiction.

Even if a product is approved, the FDA, EMA or another applicable regulatory authority, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming post-approval commitments including clinical trials or onerous risk management activities, including REMS, in the U.S. as conditions of approval to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use. Elements to assure safe use can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Kadimastem intends to charge for a product is also subject to approval.

Regulatory authorities in countries outside of the U.S. and the EU also have their own requirements for approval of product candidates with which Kadimastem must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with such foreign regulatory requirements could result in significant delays, difficulties and costs for Kadimastem or its collaborators and could delay or prevent the introduction of its current and any future products, in certain countries.

If Kadimastem or its collaborators fail to receive applicable marketing approvals or comply with the regulatory requirements in international markets, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected.

If product liability lawsuits are brought against Kadimastem, it may incur substantial liabilities, even if Kadimastem has appropriate insurance policies, and it may be required to limit commercialization of its product candidates.

Kadimastem is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, it has no products that have been approved for marketing or commercialization; however, the use of its product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose it to liability claims. Product liability claims may be brought against Kadimastem or its partners by participants enrolled in its clinical trials, patients, health care providers, pharmaceutical companies, its collaborators or others using, administering or selling any of its future approved products. If Kadimastem cannot successfully defend itself against any such claims, it may incur substantial liabilities, even if Kadimastem has product liability or such other applicable insurance policies in effect. Kadimastem may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to its future operating expenses and adversely affect its financial condition. As a result of such lawsuits and their potential results, it may be required to limit commercialization of its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for its drug substances and product candidates;

•        termination of clinical trial sites or entire trial programs;

•        injury to its reputation and negative media attention;

•        product recalls or increased warnings on product labels;

•        withdrawal of clinical trial participants;

•        costs of to defend the related litigation;

•        diversion of management and its resources;

•        substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

•        higher insurance premiums;

•        loss of initiation of investigations by regulators or other authorities; and

•        the inability to successfully commercialize its drug substances and product candidates, if approved.

Kadimastem’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops or acquires. Kadimastem intends to obtain product liability insurance covering its clinical trials. Although Kadimastem will maintain such insurance, any claim that may be brought against Kadimastem could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of Kadimastem’s insurance coverage. Kadimastem’s insurance policies also have various exclusions, and it may be subject to a product liability claim for which Kadimastem has no coverage. Kadimastem may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Kadimastem may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to the Combined Company’s Business and Industry

The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

As with all new technologies, products, practices and solutions, there are inherit risks related to the combined company’s industry and business.

The field of stem cell therapy is relatively new, and not yet widely adopted by the medical community, and because of that infancy, it may have an adverse effect on its ability to reach potential physicians that are skeptical of the benefits or have questions about the risks, and thus, the combined company may run into resistance in the marketing of its products and services. Stem cell therapies may be susceptible to various risks, including side effects, unintended immune system responses, inadequate therapeutic efficacy, and lack of acceptance by physicians, hospital, and the patients themselves.

The combined company’s experience and others have shown that physicians are historically slow to adopt new treatment methods based on new technologies, like the combined company’s, when existing and trusted methods continue to be supported by established practitioners. Overcoming these obstacles often requires significant marketing expenditures, product performance, cost cutting and/or decreased pricing. It believes the skepticism to be a significant barrier as the combined company’s attempts to gain market penetration with its products and services. Failure to achieve market acceptance of its products and services would have a material adverse effect on the combined company’s financial condition.

Additionally, part of the combined company’s success will depend on continuing to establish and maintain effective strategic partnerships and collaborations with its international partners, which may impose challenges, restrictions, and or financial impacts to its business.

As the combined company applies its business strategy of establishing and maintaining strategic relationships, it believes this will allow the combined company to expand and complement its products, training, support and commercialization capabilities. This the combined company believes will allow it to reduce costs with greater economies of scale, and leverage a greater source of market intelligence, with crucial meta data gathered of stem cell therapies applied to a full spectrum across global applications. Notwithstanding, there can be no assurances that the combined company will favorably maintain all current or successfully add new relationships to successfully advance its business.

The combined company’s likelihood of profitability depends on its ability to license and/or develop and commercialize its products based on its cell production technology, which is currently in the development stage. If the combined company is unable to complete the development and commercialization of its cell therapy products successfully, its likelihood of profitability will be limited severely.

The combined company is engaged in the business of developing cell therapy products. It has not realized a profit from its operations to date and there is little likelihood that the combined company will realize any profits in the short or medium term. Any profitability in the future from its business will be dependent upon successful commercialization of its potential cell therapy products and/or licensing of its products, which will require additional research and development.

The clinical manufacturing process for cell therapy products is complex and requires meeting high regulatory standards. Any delay or problem in the clinical manufacturing of its products may result in a material adverse effect on its business.

The clinical manufacturing process is complex, and the combined company has no experience in manufacturing the combined company’s product candidates at a commercial level. There can be no guarantee that it will be able to successfully develop and manufacture its product candidates in a manner that is cost-effective or commercially viable, or that its development and manufacturing capabilities might not take much longer than currently anticipated to be ready for the market. In addition, if the combined company fails to maintain regulatory approvals for its manufacturing facilities, it may suffer delays in its ability to manufacture it product candidates. This may result in a material adverse effect on its business.

If the combined company encounters problems or delays in the research and development of its potential cell therapy products, it may not be able to raise sufficient capital to finance its operations during the period required to resolve such problems or delays.

The combined company’s cell therapy products are currently in the development stage and it anticipate that it will continue to incur substantial operating expenses and incur net losses until it has successfully completed all necessary research and clinical trials. The combined company, and any of its potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of its technology. The combined company’s research and development programs may not be successful, and its cell culture technology may not facilitate the production of cells outside the human body with the expected result. The combined company’s cell therapy products may not prove to be safe and efficacious in clinical trials. If any of these events occur, the combined company may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and it may not be able to raise capital to finance its continued operation during the period required for resolution of that issue. Accordingly, the combined company may be forced to discontinue or suspend its operations.

Any cell-based products that receive regulatory approval may be difficult and expensive to manufacture profitably.

Cell-based products are among the more expensive biologic products to manufacture. The combined company does not yet have sufficient information to reliably estimate the cost of commercially manufacturing any of its product candidates. Excessive manufacturing costs could make its product candidates too expensive to compete in the medical marketplace with alternative products manufactured by its competitors or might result in third party payors such as health insurers and Medicare, declining to cover its products or setting reimbursement levels too low for the combined company to earn a profit from the commercialization of one or more of its products.

The combined company’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

The combined company’s future success depends to a large extent on the continued services of members of Kadimastem’s current management including, in particular, Professor Michel Ravel, Chief Scientific Officer, and Dr. Kfir Molekandov, Kadimastem’s Vice President of Research and Development, Dr. Ariel Revel, Director of Medical

Affairs, and Ronen Twito, Kadimastem’s Executive Chairman and CEO. Any of the combined company’s employees and consultants may leave the company at any time, subject to certain notice periods. The loss of the services of any of the combined company’s executive officers or any key employees or consultants may adversely affect its ability to execute its business plan and harm its operating results. The combined company’s operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on the combined company’s operations and financial performance.

Recruiting and retaining qualified scientific and clinical personnel and, if the combined company progresses the development of its product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to the combined company’s success. The loss of the services of its executive officers or other key employees could impede the achievement of its development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in its industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and the combined company may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. It also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the combined company’s relies on consultants and advisors, including scientific and clinical advisors, to assist the combined company in formulating its development and commercialization strategy. The combined company’s consultants and advisors may be employed by employers other than the combined company and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the combined company. If the combined company is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.

Certain debt agreements that the combined company may enter into may contain restrictions that may limit its flexibility in operating its business.

Future debt agreements that the combined company may enter into could limit its flexibility in operating its business. Documents governing such future indebtedness, or those in connection with additional capital raises, if any, may contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in these future debt agreements may include restrictions on, among other things, the combined company’s ability to:

•        create or permit to subsist any security interest over any of its assets;

•        sell, transfer or otherwise dispose of any or its receivables on recourse terms;

•        pay dividends;

•        buy back its own common shares;

•        incur or permit additional indebtedness;

•        merge or conduct any other corporate reconstruction; and

•        change the nature of its business.

The combined company’s ability to comply with these and other provisions of future debt agreements will depend on its future performance, which will be subject to many factors, some of which are beyond its control. The breach of any negative covenants in these future agreements could result in an event of default, as may be defined in such agreements, potentially leading to a default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants, which may be included in future debt agreements, and any lack of compliance by the combined company could limit its flexibility in operating its business.

The use of any of the combined company’s product candidates could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

The combined company’s business exposes it to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and it faces financial exposure to product liability or similar claims if the use of any of its products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its products might necessitate a product recall. Although the combined company plans to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, the combined company may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide it with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to the combined company, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against the combined company in excess of, or outside of, its insurance coverage could have a material adverse effect on the combined company business, financial condition and results of operations.

Failure in its information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt the combined company’s operations.

The combined company’s operations depend, in part, on the continued performance of its information technology systems. The combined company’s information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of its information technology systems could adversely affect its business, profitability and financial condition. Although the combined company has information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks its systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of the combined company’s information technology systems, or negative publicity resulting in reputational damage with its shareholders and other shareholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose the combined company or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm its business.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on the combined company’s business and reputation.

The collection and use of personal health data in the EU is governed by the provisions of the data protection derivative and the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that the combined company processes and the combined company intends to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect its business, financial condition, prospects, results of operations and reputation.

Risks Related to the Combined Company’s Reliance on Third Parties

The combined company’s reliance on third party expenses reimbursement related to its products by insurance companies, pursuant to eligibility criteria that may be changed, as well as fluctuations of indemnity amounts that may impair its ability to sell its products and may affect its business outcomes which are determined by both the Israeli government and by insurance companies.

The combined company’s activity is influenced by a policy of health insurers regarding its eligibility to participate and cover its expenses, or reimbursement, known in Israel as the “Healthcare Basket.” The degree of participation or coverage (full or partial) for the purchase of products or medical treatment developed or provided by it may affect its activities and the sales potential and business outcomes for the combined company. On the other hand, the recognition of medical insurers for the purchase of products or medical care that will be developed or provided by the combined company, for the purpose of reimbursing expenses, is expected to increase demand for its products and services in its target markets. The entitlement to reimbursement is determined from time to time by health insurance companies, both private insurance companies and public insurance companies, in accordance with considerations that go beyond the scope of the combined company’s influence. A change to the reimbursement criteria or non-confirmation of eligibility for expenses reimbursement related to its products, as well as fluctuations of indemnity amounts for substitute and complementary diagnostic tests may assist or impair its ability to sell the combined company’s products and may affect its business outcomes.

The combined company may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to its transport, storage and distribution operations, negatively impacting the costs related thereto.

The combined company’s operations are dependent upon uninterrupted transportation, storage and distribution of its products. Transportation, storage or distribution of its products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within its control, such as:

•        catastrophic events;

•        strikes or other labor difficulties;

•        disruption in the global supply chain, including container shortages;

•        war and other armed conflicts, such as the war in Israel and the war involving Russia and Ukraine; and

•        other disruptions in means of transportation.

Any significant interruption at the combined company’s distribution facilities, an inability to transport its products to or from these facilities, or to or from its domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason, would materially adversely affect the combined company.

Because the combined company relies on internal and external logistics to transport its drug substances and products and medical related inventory throughout the United States to and from its research and development center and other development hubs in U.S. locations, it is subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of the combined company’s control, and any of them could have a material adverse effect on its business, financial condition, and results of operations.

The combined company relies on a combination of internal and external logistics to transport its drug substances, drug products and medical related inventory into and throughout the United States to and from its research and development center and other development hubs in U.S. locations. As a result, the combined company is exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, shipping costs, foreign, and local and federal U.S. regulations, vehicular crashes, rising prices of transportation vendors, fuel prices, taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of its technology systems, equipment supply, equipment quality, and increasing equipment and operational costs. Its failure to successfully manage its logistics and fulfillment process could cause a disruption in its inventory supply chain and distribution, which may adversely affect its operating results and financial condition.

The combined company relies on a limited number of suppliers or, in some cases, single suppliers, for some of its laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.

The combined company sources components of its technology from third parties and certain components are sole sourced. Obtaining substitute components may be difficult or require the combined company to re-design its products. Any natural or other disasters, such as wild fire, earthquake, acts of war or terrorism, shipping embargoes, labor unrest or political instability, failure in supply or other logistical channels, electrical outages or other reasons or similar events at its third-party suppliers’ facilities that cause a loss of manufacturing capacity or a reduction in the quality of the items manufactured would heighten the risks that the combined company faces. Changes to, failure to renew or termination of the combined company’s existing agreements or its inability to enter into new agreements with other suppliers could result in the loss of access to important components of the combined company’s tests and could impair, delay or suspend its commercialization efforts. Its failure to maintain a continued and cost-effective supply of high-quality components could materially and adversely harm its business, operating results, and financial condition.

The combined company relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for itself. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, the combined company may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

The combined company has relied upon and plans to continue to rely upon third-party CROs to monitor and manage data for its ongoing pre-clinical and clinical programs. The combined company relies on these parties for execution of its pre-clinical and clinical studies, and controls only certain aspects of their activities. Nevertheless, the combined company is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve it of its regulatory responsibilities. The combined company and its CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If the combined company or any of the combined company’s CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require the combined company to perform additional clinical studies before approving its marketing applications. It cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, the combined company’s clinical studies must be conducted with product candidates which are produced under cGMP regulations. The combined company’s failure to comply with these regulations may require the combined company to repeat clinical studies, which would delay the regulatory approval process.

The combined company may not be able to secure and maintain research institutions to conduct its clinical trials.

The combined company relies on research institutions to conduct its clinical trials. Specifically, the limited number of centers experienced with cell therapy product candidates heightens its dependence on such research institutions. Its reliance upon research institutions, including hospitals and clinics, provides it with less control over the timing and cost of clinical trials and the ability to recruit subjects. If the combined company is unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, it may be unable to quickly replace the research institution with another qualified institution on acceptable terms. The combined company may not be able to secure and maintain suitable research institutions to conduct its clinical trials, which could have a material adverse effect on its business and prospects.

The combined company and its collaborators and contract manufacturers are subject to significant and ongoing regulation with respect to manufacturing its drug substances. The manufacturing facilities on which it relies may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to its product candidates. These regulations govern manufacturing processes and procedures

(including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. We, its collaborators or its contract manufacturers must supply all necessary documentation in support of an BLA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of the combined company’s contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The combined company does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if the combined company’s contract manufacturer’s fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm its business.

Any collaboration arrangements that the combined company may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

The combined company may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of its current and potential future product candidates. It may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for the combined company as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. It will face, to the extent that the combined company decides to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. The combined company may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should the combined company so choose to enter into such arrangements. The terms of any collaborations or other arrangements that the combined company may establish may not be favorable to itself.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect the combined company financially and could harm its business reputation.

The combined company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because the combined company relies on third parties to develop and manufacture its product candidates, the combined company must, at times, share trade secrets with them. It seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by the combined company’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that the combined company’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

Risks Related to the Combined Company’s Intellectual Property

The combined company has filed multiple patent applications and have a limited number of issued patents. There can be no assurance that any of its patent applications will result in issued patents. As a result, the combined company’s ability to protect its proprietary technology in the marketplace may be limited.

The combined company has filed patent applications in countries worldwide. These applications cover a range of areas including: the U.S., EU, Israel and Japan. While several patent applications have been granted, several are still pending. Unless and until its pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of its patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what the combined company currently seeks. For a description of the combined company’s patent applications and intellectual property, see the section titled “Intellectual Property” and “Intellectual Property — Methods of Generating Glial and Neuronal Cells” beginning on page 219 of this proxy statement/prospectus.

The combined company’s proprietary position for its product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for the combined company’s product candidates will be any patents granted on the method of use and formulation. The combined company does not have patents or patent applications covering its products as a composition of matter (i.e., compound claims).

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for the combined company’s targeted indications or uses for which it may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

There is no certainty that its pending or future patent applications will result in the issuance of patents.

The combined company’s success depends in part on its ability to obtain and defend patent and other intellectual property rights that are important to the commercialization of its products and product candidates. The degree of patent protection that will be afforded to its products and processes in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts, administrative bodies and lawmakers in these countries. The combined company can provide no assurance that it will successfully obtain or preserve patent protection for the technologies incorporated into its products and processes, or that the protection obtained will be of sufficient breadth and degree to protect its commercial interests in all countries where it conducts business. If the combined company cannot prevent others from exploiting its inventions, it will not derive the benefit from them that it currently expects. Furthermore, the combined company can provide no assurance that its products will not infringe patents or other intellectual property rights held by third parties.

In Europe, for example, there is uncertainty about the eligibility of human embryonic stem cell subject matter for patent protection. The European Patent Convention, or EPC, prohibits the granting of European patents for inventions that concern “uses of human embryos for industrial or commercial purposes.” A recent decision at the Court of Justice of the European Union interpreted parthenogenetically produced human embryonic stem cells as patentable subject matter. Consequently, the European Patent Office now recognizes that human pluripotent stem cells (including human embryonic stem cells) can be created without a destructive use of human embryos as of June 5, 2003, and patent applications relating to human embryonic stem cell subject matter with a filing and priority date after this date are no longer automatically excluded from patentability under Article 53 (a) EPC and Rule 28(c) EPC.

Even if the combined company will issue patents, because the patent positions of pharmaceutical and/or biotech products are complex and uncertain, the combined company cannot predict the scope and extent of patent protection for its product candidates.

Any patents that may be issued to it will not ensure the protection of the combined company’s intellectual property for a number of reasons, including without limitation the following:

•        any issued patents may not be broad or strong enough to prevent competition from other drug substances including identical or similar products and technology;

•        if the combined company is not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

•        there may be prior art of which the combined company is not aware that may affect the validity or enforceability of a patent claim;

•        there may be other patents existing, now or in the future, in the patent landscape for PBI products, or any other product candidates that the combined company seeks to commercialize or develop, if any, that will affect Kadimastem’s freedom to operate;

•        if the combined company’s patents are challenged, a court could determine that they are not valid or enforceable;

•        a court could determine that a competitor’s technology or product does not infringe the combined company’s patents;

•        the combined company’s patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•        if the combined company encounters delays in its development or clinical trials, the period of time during which it could market its products under patent protection would be reduced.

Obtaining and maintaining the combined company’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the combined company’s patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, the combined company’s competitors might be able to enter the market, which would have a material adverse effect on its business.

The combined company may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States and Israel can be less extensive than those in the United States and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Israel. Consequently, the combined company may not be able to seek to prevent third parties from practicing its inventions in all countries outside the

United States and Israel, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors, for example, may use the combined company’s technologies in jurisdictions where Kadimastem have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where it has patents, but enforcement is not as strong as that in the United States and Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to drug substances and product candidates and biopharmaceutical and biotechnology products, which could make it difficult for the combined company to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. To date, the combined company has not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce the combined company’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against the combined company. The combined company may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, the combined company and its licensors may have limited remedies if patents are infringed or if it or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

If the combined company is unable to maintain effective proprietary rights for its product candidates, it may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, it has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that the combined company elects not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. The combined company seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. It also seeks to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and the combined company may not have adequate remedies for any breach. In addition, the combined company’s trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

The combined company cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, it may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that the combined company is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

The combined company’s commercial success depends upon its ability to develop, manufacture, market and sell its platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the drug substances and product candidates and pharmaceutical industries. While no such litigation has been brought against it and the combined company has not been held by any court to have infringed a third party’s intellectual property rights, the combined company cannot guarantee that its technology or use of its technology does not infringe third-party patents. It is also possible that it has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering its technology could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the combined company’s technology.

The combined company may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against the combined company based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If the combined company is found to infringe a third party’s intellectual property rights, the combined company could be required to obtain a license from such third party to continue developing and marketing its technology. However, the combined company may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of its products or lead to prohibition of the manufacture or sale of products by it. Even if the combined company was able to obtain a license, the combined company could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. The combined company could be forced, including by court order, to cease commercializing the infringing technology. In addition, the combined company could be found liable for monetary damages, including treble damages and attorneys’ fees if the combined company is found to have willfully infringed a patent. A finding of infringement could prevent the combined company from commercializing its technology or force the combined company to cease some of its business operations, which could materially harm the combined company’s business. Claims that the combined company has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

The combined company may be subject to claims challenging the inventorship of its patents and other intellectual property.

The combined company may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, the combined company may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If the combined company fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if it is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the combined company may receive less revenue from future products if any of its employees successfully claim for compensation for their work in developing the combined company’s intellectual property, which in turn could impact the combined company’s future profitability.

Under applicable employment laws, the combined company may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of its former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with it.

The combined company generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit employees and certain key consultants, if they cease working for the combined company, from competing directly with it or working for its competitors or clients for a limited period of time. The combined company may be unable to enforce these agreements under the laws of the jurisdictions in which the combined company’s employees work and it may be difficult for it to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for it. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If the combined company cannot demonstrate that such interests will be harmed, it may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

In addition, under Israeli law, if the combined company wishes to obtain ownership over inventions developed by its employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, the combined company is required to compensate the employee for the rights to their respective inventions. There can be no guarantee that the combined company will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on its operations and ability to effectively compete.

Risks Related to Israeli Law and its Operations in Israel

Potential political, economic and military instability in the State of Israel, where its headquarters, members of its management team, its production and research and development facilities are located, may adversely affect its results of operations.

The combined company’s executive offices, research and development laboratories and manufacturing facility are located in Ness-Ziona, Israel. In addition, the majority of its key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, including Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect its operations, results of operations and the market price of its Ordinary Shares.

Conditions in the Middle East and in Israel, where its research and development facilities are located, may harm its operations.

The combined company’s office where the combined company conducts its research and development, operations, sales outside the Americas, and administration activities, is located in Israel. Many of the combined company’s employees are residents of Israel. Most of the combined company’s executive officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Moreover, both Hamas and Hezbollah are designated as terrorist organizations by the United States, the European Union, Canada, and Israel, reinforcing the international consensus on their use of terror tactics and destabilizing activities. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and Hezbollah and these terrorist organizations in parallel continued rocket and terror attacks. As of August 28, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended and hostilities have resumed. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This includes and has included a northern front war between Israel and Hezbollah, which as of August 28, 2025, is subject to a ceasefire between Israel and Lebanon, hostilities between Israel and Iran, and a continued conflict between Israel and the Houthi Movement in Yemen, which have included strikes against Israel and subsequent retaliation by Israel. Iran is also believed to be developing nuclear weapons and to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and the combined company.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. As of the date of this proxy statement/prospectus, the combined company has not been impacted by any absences of personnel at its service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from the combined company for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, the combined company’s operations have not been adversely affected by this situation, and it has not experienced any material disruptions to its operations. The combined company has the ability, if necessary, to shift its manufacturing from Israel to other countries where it has business partners, and it has not had customers in Israel in the last year. However, the intensity and duration of the war in the Middle East is difficult to predict at this stage, as are such war’s economic implications on the combined company’s business and operations and on Israel’s economy in general. if the war in the other fronts, such as Lebanon, Syria and the West Bank expands further, the combined company’s operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the combined company’s results of operations and could make it more difficult for the combined company to raise capital. Parties with whom the combined company does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the combined company to make alternative arrangements when necessary in order to meet the combined company’s business partners face to face. In addition, the political and security situation in Israel may result in parties with whom the combined company has agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the combined company’s operating results, financial condition or the expansion of its business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the combined company’s operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which the combined company’s employees and some of its consultants are located, and negatively affected business conditions in Israel.

The combined company’s commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the combined company cannot assure you that this government coverage will be maintained. Any losses or damages incurred by the combined company could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the combined company’s results of operations.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover the combined company’s potential damages. Any losses or damages incurred by the combined company could have a material adverse effect on the combined company’s business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the combined company’s results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact the combined company’s ability to collaborate with other third parties.

Additionally, political conditions within Israel may affect the combined company’s operations. Many citizens and groups have responded strongly against the Israeli government’s pursuit of judicial reform. To date, these initiatives have been substantially put on hold. Actual or perceived instability in Israel or any negative changes in the political environment may individually or in the aggregate adversely affect the combined company.

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. For 12 days, both sides launched attacks against one another, with Iran targeting civilian infrastructure. As a result of the escalation with Iran, Israel temporarily closed its airspace and ceased all port activity related to commercial shipments. On June 22, 2025, the U.S. military joined Israel to launch strikes directly targeting nuclear infrastructure in Iran. On June 24, 2025, Israel entered into a ceasefire agreement with Iran, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

Finally, political conditions within Israel may affect the combined company’s operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the combined company’s business, financial condition, results of operations and growth prospects.

Exchange rate fluctuations between the U.S. Dollar and New Israeli Shekels, or NIS, may negatively affect the combined company’s earnings and could adversely affect its results of operations.

The combined company incurs expenses in NIS, U.S. dollars, and Euros, but the combined company’s financial statements are denominated in NIS as its financial currency. Accordingly, the combined company faces exposure to adverse movements in currency exchange rates of the NIS against these foreign currencies, which may have a negative effect on its revenue and costs. If the NIS weakens against any of these currencies, the translation of these foreign currency denominated transactions will result in decreased revenue in NIS. Changes in currency exchange rates may have a negative effect on its financial results.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase the combined company’s costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. The combined company may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to it. If it qualifies for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled and it could be required to refund any benefits it might already have enjoyed and become subject to penalties. Additionally, if the combined company qualifies for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on the combined company’s financial condition and results of operations.

The combined company may be required to pay monetary remuneration to its Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

The combined company enters into agreements with its Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by the combined company or are assigned to it, depending on the jurisdiction, without the employee retaining any rights. A portion of the combined company’s intellectual property has been developed by its Israeli employees during their employment for it. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions.” Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although the combined company’s Israeli employees have agreed that the combined company exclusively own any rights related to their inventions, the combined company may face claims demanding remuneration in consideration for employees’ service inventions. As a result, the combined company could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect the combined company’s business.

The combined company received Israeli government grants for certain of its research and development activities, the terms of which may require it to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If the combined company fails to satisfy these conditions, it may be required to pay penalties and refund grants previously received.

The combined company’s research and development efforts have been financed in part through royalty-bearing grants that it received from the Israel Innovation Authority, or the IIA. The combined company is further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. The combined company may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits the combined company to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, the combined company’s research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and availability of similar services in Israel and other factors. These restrictions and requirements for payment may impair its ability to sell, license or otherwise transfer its technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to the combined company’s shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that the combined company are required to pay to the IIA.

The combined company may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for its products.

The combined company has non-competition agreements with all of its employees, all of which are governed by Israeli law. These agreements prohibit the combined company employees from competing with or working for its competitors. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If it is not able to enforce non-compete covenants, it may be faced with added competition.

EXTRAORDINARY SHAREHOLDER MEETING OF NLS

General

NLS is furnishing this proxy statement/prospectus to NLS’s shareholders as part of the solicitation of proxies by the NLS Board for use at the NLS Meeting to be held on September 29, 2025, and at any adjournment thereof. This proxy statement/prospectus provides NLS’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the NLS Meeting.

Date, Time and Place

The NLS Meeting will be held on September 29, 2025 at 4:00 p.m., local time, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland. You can participate in the NLS Meeting, vote and submit questions in person.

Purpose of the NLS Meeting

NLS and Kadimastem have entered into a Merger Agreement. In order to give effect to the Merger Agreement, NLS must fulfill various closing conditions. The compliance with certain closing conditions can only be effected by resolutions of the shareholders’ meeting, as these conditions are within the competence of the shareholders’ meeting. The Merger Agreement requires the NLS Meeting to approve the following resolutions:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        Proposal No. 4 to approve the reinstatement of the capital band.

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options.

•        Proposal No. 9 to approve the election of the new members to the NLS Board.

•        Proposal No. 13 to approve the CVR Agreement.

•        Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

Further agenda items are:

•        Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of NLS Preferred Shares.

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options.

•        Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

•        Proposal No. 8 to approve the name change of NLS.

•        Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        Proposal No. 12.2 to approve the compensation for the executive officers.

Recommendation of the NLS Board

The NLS Board has unanimously determined that the each of the Proposals is fair to and in the best interests of NLS and its shareholders; has unanimously approved each of the Proposals; and unanimously recommends that shareholders vote “FOR” each of the Proposals.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

As of August 28, 2025, NLS has a share capital of CHF 178,738.14 divided into 4,908,034 NLS Common Shares, and 1,249,904 NLS Preferred Shares, par value of CHF 0.03 each per the Commercial Register of Zurich under Swiss Law. Additionally, as of August 28, 2025, NLS has issued 606,452 Preferred Participation Certificates as of the date of this proxy statement/prospectus.

Of the aforementioned number of shares, as of August 28, 2025, NLS holds 655,977 NLS Common Shares and 23,254 Preferred Participation Certificates held in the Company’s treasury are considered treasury shares per Swiss corporate law, which are therefore not entitled to a vote at the NLS Meeting. For more information about treasury shares under Swiss law, please see “Comparison of Shareholders’ Rights and Corporate Governance — Summary of Material Differences Between the Rights of Kadimastem Shareholders and NL Shareholders — Rights of NLS Pharmaceutics shareholders — Treasury Shares.” The aforementioned treasury shares have never been issued to any third party or reacquired, and have been held by the Company from inception. Accordingly, they do not meet the U.S. GAAP definition of treasury stock because no reacquisition transaction has occurred. For U.S. GAAP purposes, these shares are classified as issued, but not outstanding and are excluded from outstanding share counts in our financial statements elsewhere in this proxy statement/prospectus and from the calculation of basic and diluted earnings per share under U.S. GAAP.

Each NLS Common Share and NLS Preferred Share entitles its holder to one vote in the NLS Meeting. Preferred Participation Certificates do not carry any voting rights.

Shareholders who are entered in the shareholder register maintained by NLS’s transfer agent, VStock Transfer, LLC as of September 5, 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from September 6, 2025, until and including September 29, 2025 no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before the NLS Meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

Quorum

Neither Swiss law nor the Articles provide any quorum requirements applicable to the NLS Meeting.

Abstentions and Broker Non-Votes

Pursuant to Swiss law, broker non-votes as well as abstentions, are treated as votes cast in the NLS Meeting and count as “ABSTAIN” votes. Since a Proposal requires the approval by a Simple Majority Vote or a Supermajority Vote, “ABSTAIN” votes have the same effect as “AGAINST” votes on the Proposals.

Vote Required

Pursuant to Swiss law, the NLS Meeting generally approves resolutions by a Simple Majority Vote. In certain instances, however, Swiss law or the Articles require the NLS Meeting to approve a resolution by the Supermajority Vote.

The following proposals require a Simple Majority Vote at the NLS Meeting:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 8 to approve the name change of NLS.

•        Proposal No. 9 to approve the election of the new members to the NLS Board.

•        Proposal No. 10 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 11 to approve the composition of the new senior management following the Merger.

•        Proposal No. 12.1 to approve the compensation for the members of the NLS Board.

•        Proposal No. 12.2 to approve the compensation for the executive officers.

•        Proposal No. 13 to approve the CVR Agreement.

•        Proposal No. 14 to approve the conversion of outstanding options and RSUs issued by Kadimastem.

The following proposals require a Supermajority Vote at the NLS Meeting:

•        Proposal No. 2 to approve the par value reduction, reverse split and ordinary share capital increase with contribution of the Kadimastem shares to implement the Merger.

•        Proposal No. 3 to approve the ordinary share capital increase regarding the issuance of NLS Preferred Shares.

•        Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        Proposal No. 7 to approve the transfer and voting rights limitation of 9.99%.

Voting Your Shares

Shareholders can either vote by personal participation or by representation. All shareholders attending the NLS Meeting (either by personal participation or representation) are requested to complete and sign the registration form, attached as an exhibit to this proxy statement/prospectus and the invitation to the NLS Meeting, latest until September 25, 2025 (received by 11:59 pm CET) and send it either via postal mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) to NLS.

In the event that you do not intend to participate personally in the NLS Meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not be a shareholder) by completing and signing the respective power of attorney (proxy card).

The independent proxy will be physically present at NLS Meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the NLS Board will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the NLS Board. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com), or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than September 25, 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Regardless of the method you choose to appoint your proxy, the individuals named on the enclosed proxy card (i.e., your proxy), will vote your shares in the way that you indicate if you validly appoint a proxy and properly specify how you want your shares voted. When completing the internet process or the proxy card, you may specify whether your shares should be voted “FOR” or “AGAINST” or “ABSTAIN” from voting on all, some or none of the Proposals at the NLS Meeting.

Attending the NLS Meeting

The NLS Meeting will be held in person 4:00 pm, local time, on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland. In order to vote or submit a question during the NLS Meeting, you will also need the voter control number included on your proxy card. If you do not have the control number, you will not be able to vote or submit your questions during the NLS Meeting.

Revoking Your Proxy

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting by a signed notice of revocation. A shareholder may also change or revoke its vote by entering a new vote by internet or by submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

Solicitation of Proxies

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Other Matters

As of the date of this proxy statement/prospectus, the NLS Board does not know of any business to be presented at the NLS Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the NLS Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your NLS Common Shares or NLS Preferred Shares, you may contact NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com).

MATTERS BEING SUBMITTED TO A VOTE OF NLS SHAREHOLDERS

Advisory vote: Approval of Merger Agreement (PROPOSAL 1)

General

Holders of NLS Common Shares are being asked to approve the Merger Agreement and the transaction contemplated therein (the Merger). Holders of NLS Common Shares should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this Proposal 1.

NLS is holding a shareholder advisory vote on the Merger Agreement. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 1. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 1 in its decision-making process. However, Approval of the Merger and the Merger Agreement is a condition to the Closing under the Merger Agreement. Therefore, NLS may consummate the Merger only if it is approved by the affirmative vote of the holders of an absolute majority of all votes represented.

To approve this Proposal 1, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 1. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 1.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 1.

Approval of PAR VALUE REDUCTION, REVERSE SPLIT AND ORDINARY SHARE CAPITAL INCREASE WITH CONTRIBUTION OF THE KADIMASTEM SHARES TO IMPLEMENT THE MERGER (PROPOSAL 2)

Under Swiss law, share capital may be increased through a resolution of the shareholders’ meeting (ordinary capital increase), which must be implemented by the NLS Board within six months to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. Further, Swiss law allows us to reduce the par value and to resolve on a reverse split.

According to the Merger Agreement, each Kadimastem Ordinary Share will, by virtue of the Merger, be exchanged for and converted into the right to receive a newly issued, fully paid-in NLS Common Shares, based on an Exchange Ratio as set forth in the Merger Agreement.

For the purpose of making available the required number of NLS Common Shares to serve as the Merger Consideration, or the Merger Consideration, for the Kadimastem shareholders, the Company has agreed to create the necessary Merger Consideration Shares by way of an ordinary capital increase, excluding the subscription rights of existing shareholders of the Company. Before that, the NLS Board proposes a par value reduction and a reverse split to optimize its capital structure.

At the NLS Meeting, shareholders will be asked to approve a reverse split of the issued and outstanding NLS Common Shares within a range of two-for-one (2:1) to twenty-for-one (20:1), with the exact reverse split ratio to be decided no later than the morning of the NLS Meeting. If approved and implemented, the reverse split would reduce the number of outstanding NLS Common Shares and proportionally the total number of NLS Common Shares authorized in the capital band and in the conditional capital in separate resolutions.

The reason for the share split is due to the need for the Company to meet the Nasdaq initial listing requirement, which requires the NLS Common Shares to reflect a closing bid price of at least $4.00 per share. Meeting the Nasdaq initial listing requirement is a closing condition of the Merger Agreement.

The NLS Board believes that fixing the proposal for the exact reverse split ratio within a specified range of two-for-one (2:1) to twenty-for-one (20:1) immediately before the NLS Meeting (rather than proposing a fixed reverse split ratio) provides the flexibility to achieve the desired results of the reverse split. In determining the range of proposed reverse split ratios, the NLS Board considered numerous factors, including:

•        the projected impact of the reverse split ratio on the trading liquidity in the NLS Common Shares and the Company’s ability to continue the listing of the NLS Common Share on Nasdaq;

•        the potential devaluation of the Company’s market capitalization as a result of a reverse split;

•        the historical and projected performance of the NLS Common Shares and volume level before and after the reverse split;

•        prevailing market conditions;

•        general economic and other related conditions prevailing in the Company’s industry and in the marketplace generally;

•        the Company’s capitalization (including the number of NLS Common Shares issued and outstanding); and

•        the prevailing trading prices for the NLS Common Shares and its trading volume.

The NLS Board will consider the conditions, information and circumstances existing at the time when it determines the precise reverse share split ratio.

The reverse split will be effected simultaneously for all issued and outstanding NLS Common Shares, Preferred Shares and PPCs. The reverse split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interests in NLS, except to the extent that the reverse split results in any fractions, which will be rounded down and compensated in cash. After the reverse split, the NLS Common Shares will have the same proportional voting rights and rights to dividends and distributions and will be identical in all other respects to NLS Common Shares now authorized. The reverse split will not affect NLS continuing to be subject to the periodic reporting requirements of the Exchange Act.

The reverse split may result in some shareholders owning “odd-lots” of less than 100 shares of NLS Common Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

An additional principal effect of the reverse split would be to decrease the number of outstanding NLS Common Shares. Except for de minimis adjustments that may result from the treatment of fractional shares as described below, the reverse split will not have any dilutive effect on shareholders since each shareholder would hold the same percentage of NLS Common Shares outstanding immediately following the reverse split as such shareholder held immediately prior to the reverse split. The relative voting and other rights that accompany the NLS Common Shares would not be affected by the reverse split. The table below sets forth, for informational purposes only, an example the number of NLS Common Shares outstanding before and after a reverse split assuming a two-for-one (2:1) and a twenty- for-one (20:1) ratio based on NLS Common Shares outstanding, but before the capital increase to allow issuance of Merger Compensation Shares.

	Prior to the Reverse Split	Assuming a two-for- one Reverse Split(1)	Assuming a five- for-one Reverse Split(1)	Assuming a ten- for-one Reverse Split(1)	Assuming a fifteen- for-one Reverse Split(1)	Assuming a twenty- for-one Reverse Split(1)
Aggregate Number of Shares of NLS Common Shares	4,908,034	2,454,017	981,607	490,804	327,203	245,402

____________

(1)      Numbers are approximate and do not take into account rounding for fractional shares.

Under Swiss law, the NLS Board must not issue fractional shares. Therefore, NLS does not issue certificates representing fractional shares. NLS will pay to shareholders of record who would hold fractions because the number of NLS Common Shares they hold before the reverse split is not evenly divisible by the reverse split ratio a cash compensation, at the discretion of the NLS Board, either based on the five trading days volume weighted average market price at Nasdaq immediately before the implementation of the reverse stock split. For example, if a shareholder holds 150.25 NLS Common Shares following the reverse split, that shareholder will receive 150 NLS Common Shares and a cash compensation as described for the 0.25 fraction.

NLS registered holders of NLS Common Shares hold their shares electronically in book-entry form with the transfer agent. These shareholders will be provided with a statement reflecting the number of shares registered in their accounts. If a shareholder holds registered shares in book-entry form with the transfer agent, the shareholder may return a properly executed and completed letter of transmittal.

Shareholders who hold shares in street name through a nominee (such as a bank or broker) will be treated in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the reverse split for their beneficial holders. However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees. Shareholders will not have to pay any service charges in connection with the exchange of their certificates.

At the NLS Meeting, shareholders will be asked to approve the ordinary capital increase to create and issue the Merger Consideration Shares in accordance with the Merger Agreement.

The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as of the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

The terms of, reasons for, and other aspects of the issuance of the Company’s ordinary shares as part of the Merger are described in detail in other sections in this prospectus/proxy statement. Please also see “— Notice of Extraordinary Meeting of Shareholders to be Held on September 29, 2025 — 2. Par Value Reduction, Reverse Split and Ordinary Share Capital Increase with Contribution of the Kadimastem Shares to Implement the Merger” of this proxy statement/prospectus.

To approve this Proposal 2, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 2. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 2.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 2

Approval of ORDINARY SHARE CAPITAL INCREASE BY ISSUING NLS PREFERRED SHARES (PROPOSAL 3)

Under Swiss law, share capital may be increased through a resolution of the shareholders’ meeting (ordinary capital increase), which must be implemented by the NLS Board within six months to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase.

The Company entered into the PIPE SPA with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize and subsequently reserve a number of registered NLS Preferred Shares to enable the accredited investor to make additional investments of up to $10,000,000 in the Company.

Accordingly, to fulfill the obligations under the PIPE SPA, at the extraordinary shareholders’ meeting, shareholders will be asked to approve the ordinary capital increase to create and issue the NLS Preferred Shares with a par value resulting from Proposal 2 in accordance with the PIPE SPA.

Please also see “— Notice of Extraordinary Meeting of Shareholders to be Held on September 29, 2025 — 3. Ordinary Share Capital Increase by Issuing NLS Preferred Shares” of this proxy statement/prospectus.

To approve this Proposal 3, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 3. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 3.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 3.

Approval of THE REINSTATEMENT OF THE CAPITAL BAND (PROPOSAL 4)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower the NLS Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of capital band (Kapitalband) to be utilized by the NLS Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval. Increases in partial amounts are permitted. The NLS Board determines the timing, issue price, the type of contributions and the date on which the dividend entitlement commences. The NLS Board may allow the pre-emptive rights that have not been exercised to expire, or it may place such shares or the pre-emptive rights which have not been exercised, at market conditions or use them otherwise in the interest of NLS.

Such increase of the share capital is (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party, followed by an offer to the then-existing shareholder of NLS or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised), and (ii) in partial amount, permissible.

The NLS Board is authorized to restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, NLS or any of its subsidiaries in accordance with the Articles.

Since the capital band falls away whenever an ordinary capital increase occurs, shareholders will be asked, at the extraordinary shareholders’ meeting, to approve the reinstatement of a capital band of the Company with an upper limit equal to the maximum amount permitted by law (i.e., in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting), which shall remain shall remain in force for a duration of five years as of the date of the extraordinary shareholders’ meeting.

Additional information regarding capital band is set forth below in the section entitled “Capital Band” and in the proxy statement. Please also see “— Notice of Extraordinary Meeting of Shareholders to be Held on September 29, 2025 — 4. Reinstatement of the Capital Band” of this proxy statement/prospectus.

To approve this Proposal 4, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 4. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 4.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 4.

Approval of Increase of the Conditional Share Capitals for Employee and Advisory Options (PROPOSAL 5)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower the NLS Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or (ii) grants of rights to employees, directors or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the increase of the conditional share capital for employee and advisory options (including RSUs) (3b) of the Company to the maximum amount of CHF 27,000 (this Proposal 5) and the increase of the conditional share capital for shareholders’ options (3c) of the Company to the maximum amount of CHF88,146.66 (Proposal 6 below). The details of the proposal regarding the maximum amounts are provisional. The Board of Directors will determine the final details no later than the morning of the NLS Meeting and will finalize this proposal accordingly, which does not constitute an amendment to the proposal.

We are bringing this proposal to our shareholders to approve that the conditional share capital for employee and advisory options (including RSUs) of the Company (article 3b paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated on the day of the NLS Meeting less the amount of the conditional share capital for shareholders’ options (in accordance with article 3c paragraph 1 of the Articles)).

Additional information regarding conditional share capitals is set forth below in the section entitled “Conditional Share Capital” and in the proxy statement. Please also see “— Notice of Extraordinary Meeting of Shareholders to be Held on September 29, 2025 — 5. Conditional Share Capital for Employee and Advisory Options” of this proxy statement/prospectus.

To approve Proposal 5, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 5. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 5.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 5.

APPROVAL OF INCREASE OF THE CONDITIONAL SHARE CAPITALS FOR SHAREHOLDERS’ OPTIONS (PROPOSAL 6)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower the NLS Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or (ii) grants of rights to employees, directors or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the increase of the conditional share capital for employee and advisory options (including RSUs) (3b) of the Company to the maximum amount of (currently) CHF 27,000 (Proposal 5 above) and the increase of the conditional share capital for shareholders’ options (3c) of the Company to the maximum amount of (currently) CHF 88,146.66 (this Proposal 6).

We are bringing this proposal to our shareholders to approve that the conditional share capital for shareholders’ options (in accordance with article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e., in the amount of one-half of the new share capital to be calculated on the day of the NLS Meeting less the amount of the conditional share capital for employee and advisory options of the Company (article 3b paragraph 1 of the Articles)).

The increase of share capital for shareholders’ options is required to enable the consummation of the Merger Agreement. At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement.

Additional information regarding conditional share capitals is set forth below in the section entitled “Conditional Share Capital” and in the proxy statement. Please also see “— Notice of Extraordinary Meeting of Shareholders to be Held on September 29, 2025 — 6. Conditional Share Capital for Shareholders’ Options” of this proxy statement/prospectus.

To approve Proposal 6, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 6. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 6.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 6.

APPROVAL OF THE TRANSFER AND VOTING RIGHTS LIMITATION OF 9.99%, GRANTING THE BOARD DISCRETION TO PROVIDE FOR EXCEPTIONS (ARTICLE 6 OF THE ARTICLES) (PROPOSAL 7)

Due to the transactions contemplated by and in connection with the Merger, a limitation on exercisable voting rights is intended to be introduced in the Company’s articles of association. Accordingly, shareholders shall only be able to (directly or indirectly) hold, and exercise voting rights for, a maximum of 9.99% of the share capital of the Company at any one time. To effect this, the provisions on the entry of shareholders into the share register as well as the provisions on the voting rights is intended to be amended. This amendment ensures that no sole shareholder may gain a controlling voting majority in the Company without the Board of Directors (indirectly) approving such majority by approving the relevant entry of such a shareholder in the share register. The Board of Directors is of the opinion that such a limitation is in the best interest of the Company.

To approve Proposal 7, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 7. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 7.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 7.

APPROVAL OF AMENDMENT TO THE ARTICLES TO CHANGE THE COMPANY NAME (PROPOSAL 8)

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the change of name of NLS from NLS Pharmaceutics Ltd. (Swiss name: NLS Pharmaceuticals AG) to “NewcelX Ltd.” (Swiss name: “NewcelX AG” and “NewcelX SA”), effective from the Effective Time.

We seek the name change to reflect that the prior business has changed its business focus. Our new name shows the new emphasis of our Company on stem cell therapies. We will receive a new trading symbol for our Company as soon as we have changed our name.

To approve this Proposal 8, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 8. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 8.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 8.

Election of the new board of directors (PROPOSAL 9)

According to Section 6.2.8 of the Merger Agreement, the current members of the NLS Board are required to resign from their positions (other than Alexander Zwyer and Olivier Samuel) prior to the effectiveness of the Merger and the Company is required to seek approval of its shareholders to elect a new NLS Board as designated by Kadimastem, which election shall enter into effect contingent upon the effective time of the Merger.

Kadimastem has submitted the candidacy of Mr. Ronen Twito as new chairman of the NLS Board and Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as new directors.

At the extraordinary shareholders’ meeting, shareholders of the Company will be asked to elect Mr. Ronen Twito as a member and new chairman of the NLS Board and each of Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as new directors.

Biographical information concerning Mr. Ronen Twito, Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili is set forth below:

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, has served as Kadimastem’s Executive Chairman of the Board of Directors since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”). From November 2015 to March 2017, Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014, Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure Ltd. (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in Business Administration and Accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on hESC and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Eran Iohan, Independent Director

Mr. Eran Iohan has served as a director of Kadimastem since October of 2022. Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transactions in Israel and the U.S. for technology and bio-technology companies. Since December 2019, Mr. Iohan has been a director of My Green Fields. Since January 2019, Mr. Iohan has also served as the Founder of Thin Places. From March 2021 until June 2023, he served as Chief Financial Officer at TurboGen. From January 2007 to June 2019, Mr. Iohan was a Partner and Entertainment & Media Industry Leader at PwC Israel, and he served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA) in Israel and the U.S. (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from Tel-Aviv University.

Liora Oren, Independent Director

Ms. Liora Oren has served as a director of Kadimastem and as Chair of the audit committee of Kadimastem since September 2022. Ms. Oren brings with her 20 years of financial experience from various companies including the Bio-Tech Industry and multinational companies traded on the NYSE and the Nasdaq. Ms. Oren has served as the Director of Finance at Valens Semiconductor since August 2024 and as its Corporate Controller from August 2021 to August 2024. From May 2017 to August 2021, she served as the Financial Controller at Dip-Tech, a Ferro company specializing in digital ceramic in-glass printing. From July 2010 to March 2017, Ms. Oren served as a Finance Director at CFO Direct. From June 2006 to June 2010, she served as a Financial Controller for Africa-Israel Investments (TASE: AFIL). She was a Senior Auditor at KPMG from March 2004 to June 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Ms. Oren is a Certified Public Accountant (CPA), in Israel. She holds a B.A. in Accounting and Economics from Tel-Aviv University and an M.A. in Law from Bar-Ilan University, Israel.

Tammy Galili, Director

Ms. Tammy Galili has served as a director at Kadimastem since July 2021. Ms. Galili has three decades of experience in various management positions in the pharmaceutical space. Ms. Galili served as the CEO of Ilex Medical Ltd. from January 2016 to October 2024, and she previously served as the company’s Deputy CEO in January 2014, and Vice President of Sales and Marketing from January 2010 to December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University, Herzliya, Israel, and a B.A. in Philosophy and History of the Middle East in Modern Times from Tel Aviv University, Israel.

To approve this Proposal 9, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 9. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 9.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 9.

Election of the members of the Compensation, Nomination and Governance Committee (PROPOSAL 10)

In accordance with the Articles, the members of the compensation committee shall be elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. Each member of the compensation committee shall be elected individually. If there are vacancies on the compensation committee and the number of members falls below the minimum of two, the NLS Board shall appoint the missing member from among its members for the remaining term of office. However, since a new Board of Directors will be elected as outlined in Proposal 8 above, the Compensation, Nomination, and Governance Committee must also be reconstituted with the approval of the shareholders.

The compensation committee shall consist of two or more members of the NLS Board. The NLS Board shall appoint the chairman of the compensation committee.

The compensation committee supports the NLS Board in the establishment and review of the Company’s compensation principles and guidelines, in preparing the compensation report and in preparing the proposals to the shareholders’ meeting regarding compensation of the directors and members of the executive management of NLS. The compensation committee may submit proposals to the board of directors in other compensation related issues. The NLS Board may delegate further tasks and powers to the compensation committee.

Kadimastem has submitted the candidacy of Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren.

At the extraordinary shareholders’ meeting, shareholders of the Company will be asked to elect Olivier Samuel, Eran Iohan and Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

To approve this Proposal 10, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 10. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 10.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 10.

Advisory vote: Approval of Composition of the new Senior Management following the Merger (PROPOSAL 11)

According to Section 6.2.8 of the Merger Agreement, the current officers of the Company are required to resign from their positions (other than Eric Konofal who shall remain in part-time positions) prior to the effectiveness of the Merger and the Company is required to appoint the executive officers of Kadimastem as executive officers of the Company upon the effective time of the Merger.

Accordingly, at the extraordinary shareholders’ meeting, shareholders of the Company will be asked, on an advisory basis, to approve Mr. Ronen Twito as Chairman and Chief Executive Officer, Prof. Michel Revel, MD, PhD, as Chief Scientific Officer, Mr. Kfir Molakandov, PhD, as Vice President Research and Development, Mr. Ariel Revel, MD, as Director of Medical Affairs and Dr. Eric Konofal, MD, Ph.D. as Head of DOXA program.

NLS is holding a shareholder advisory vote on the appointment of new executive officers. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 11. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 11 in its decision-making process.

Biographical information concerning Mr. Ronen Twito, Prof. Michel Revel, Mr. Kfir Molakandov and Mr. Ariel Revel is set forth below:

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, as served as Kadimastem’s Executive Charmian of the Board of Director since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure LTD (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 and to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in business administration and accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on hESC and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Dr. Kfir Molakandov PhD, Vice President Research and Development

Dr. Kfir Molakandov has served as Vice President and Head of Research and Development at Kadimastem since January 2018, and he was previously a researcher at Kadimastem from January 2011 until December 2017. He received his B.A, M.Sc. in Cell and Gene Therapy for Diabetes and Ph.D. in Cell Therapy for Diabetes from Tel Aviv University, Israel.

Prof. Ariel Revel, MD, Director of Medical Affairs

Professor Ariel Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served as a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a Professor of Medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009, and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April 2017 until April 2024, he served at the Assaf Harofeh Medical Center. On April 2017 until April 2021, he served as a Professor at Assaf Harofeh Medical Center. He began his medical career in August 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May 2017. Professor Revel received his PhD from Tel-Aviv University and an MD degree from the Hebrew University of Jerusalem, Israel.

Dr. Eric Konofal, MD, Ph.D., Head of DOXA program

Dr. Eric Konofal has served as NLS’s Chief Scientific Officer since February 2021 and as its Interim Chief Medical Officer since January 2024. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 30 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal has served as a Senior Medical Consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his MD and PhD from University Pierre-Marie Curie in Paris, France.

To approve this Proposal 11, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 11. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 11.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 11.

Approval of THE Compensation for the Members of the NLS Board and Executive Management (PROPOSALs 12.1 – 12.2)

Pursuant to the Swiss Code of Obligations, the shareholders’ meeting is required to vote on the remuneration that the board of directors, the executive board and the board of advisors directly or indirectly receive from the company. The Articles outline the specifics of this vote and may also stipulate the procedure to follow if the shareholders’ meeting does not approve the proposed remuneration.

In accordance with the Articles, the shareholders’ meeting must approve the proposals of the board of directors in relation to: (i) the maximum aggregate amount of the compensation of the board of directors for the following term office; (ii) the maximum aggregate amount of the compensation of the executive management for the following financial year; and (iii) the maximum aggregate amount of the compensation of the members of the advisory board for the following term office. The board of directors may submit for approval by the shareholders’ meeting deviating or additional proposals relating to the same or different periods. If variable compensation is voted on prospectively, the compensation report must be submitted to the Annual General Meeting for a subsequent consultative vote.

In the event the shareholders’ meeting does not approve a proposal of the board of directors regarding compensation, the board of directors is required to determine, taking into account all relevant factors, the respective (maximum) ag-aggregate amount or partial (maximum) amounts of the compensation of the board of directors, the executive board and/or the board of advisors, and submit the amount(s) so determined for approval by the same shareholders’ meeting, a subsequent extraordinary shareholders’ meeting or the next annual shareholders’ meeting. The Company or any company controlled by it may pay out compensation prior to approval by the shareholders’ meeting subject to subsequent approval by the shareholders’ meeting. For compensation paid without an approving resolution by the shareholders’ meeting, the Company generally has a claim for reimbursement.

Accordingly, at the extraordinary shareholders’ meeting, shareholders of the Company will be asked to approve the following compensation for the members of the board of directors and executive management:

•        (i) To approve a new maximum aggregate amount of CHF 200,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the Board of Directors, (ii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 350,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of Board of Directors and (iii) to approve the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting.;

•        (i) To approve the new maximum aggregate amount of CHF 494,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers, (ii) to approve the new maximum aggregate amount of CHF 2,206,000 (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers, (iii) to approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers, and (iv) to approve the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the Merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of, the financial year 2025 and the financial year 2026.

To approve each of Proposals 12.1 and 12.2, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on each of Proposals 12.1 through 12.2. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” each of Proposals 12.1 through 12.2.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” EACH OF PROPOSALS 12.1 THROUGH 12.2.

ADVISORY VOTE: APPROVAL OF CONTINGENT VALUE RIGHTS (CVR) AGREEMENT
(PROPOSAL 13)

The Company intends to work towards selling its existing R&D assets under development, excluding the DOXA asset, as part of the CVR Agreement. The combined company intends to develop the DOXA R&D asset, which will remain with the combined company (both independently and in combination with the company’s diabetes product). The remaining assets of the Company are intended to be reorganized under the CVR Agreement for the purpose of being sold by a committee to be established specifically for this purpose and responsible for executing the sale. The CVR Recipients are expected to be entitled to receive the net proceeds from the sale of the divested business, if and when it is sold, through mechanisms including Contingent Value Rights. It should be noted that if the divested business generates negative cash flow and/or profitability at the end of any fiscal quarter (except for intellectual property maintenance costs of up to $100,000 per calendar year), the combined company will have the right to cease the sale process of the divested business and take any action regarding it as deemed appropriate.

NLS is holding a shareholder advisory vote on the CVR Agreement. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 13. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 13 in its decision-making process.

To approve this Proposal 13, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 13. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 13.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 13

ADVISORY VOTE: APPROVAL OF OPTION AND RSU CONVERSION (PROPOSAL 14)

The Company intends to convert outstanding options and restricted stock units (RSUs) issued by Kadimastem into equivalent securities with identical rights in Company at the time of the completion of the transactions contemplated by the Merger Agreement (the “Conversions”). The Company understand that the shares related to the exercise of options and RSUs are transferred to a trustee and subsequently to the holder upon option exercise or once the entitlement to the share arises.

NLS is holding a shareholder advisory vote on the approval of option and RSU conversion. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 14. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 13 in its decision-making process.

To approve this Proposal 14, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 14. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 14.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 14.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Merger, including the Merger Agreement. Although NLS and Kadimastem believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement and amendments thereto attached as Annex A, the Registration Form and Proxy Card attached as exhibits to this proxy statement/prospectus, the forms of NLS and Kadimastem Support Agreements attached as Annexes B and C, respectively, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

General

On November 4, 2024, NLS, Kadimastem and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Kadimastem, with Kadimastem surviving as a wholly-owned subsidiary of NLS.

Merger Consideration

As a result of the Merger, holders of Kadimastem Ordinary Shares will be entitled to receive NLS Common Shares in exchange for Kadimastem Ordinary Shares, equal to the number of Kadimastem Ordinary Shares held by each Kadimastem shareholder multiplied by the Exchange Ratio. The Exchange Ratio has been determined pursuant to a formula described in more detail in the Merger Agreement and elsewhere in this proxy statement/prospectus. The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as of the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

Equity Awards and Warrants

Pursuant to the Merger Agreement, at the Effective Time, all the Kadimastem’s issued and outstanding equity awards, whether vested or unvested, shall be assumed by NLS and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance as set forth in the Merger Agreement. Subject to the terms of the relevant equity award, each Kadimastem equity award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such equity award, a number of NLS Common Shares equal to the number of NLS Common Shares (rounded down to the nearest whole share) that the holder of such equity award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Kadimastem Ordinary Shares immediately prior to the Effective Time as set forth in the Merger Agreement. All restrictions on the exercise of the assumed awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the assumed awards shall otherwise remain unchanged.

NLS’s Background of the Merger

As part of their ongoing oversight, direction and management of NLS’s business, the Board and NLS’s management regularly review and discuss NLS’s performance, business plan, strategic direction and future growth prospects. The Board determined to pursue the Merger in order to increase shareholder value, increase the pipeline of advanced clinical assets, raise funds and settle debt with vendors and service providers, regain full listing compliance on Nasdaq and consequently improve NLS’s financial position and balance sheet. Since early 2024, insufficient funding to pursue NLS’s initial core strategy — executing the Phase 3 program for the lead asset mazindol ER in narcolepsy — combined with the threat of delisting from the Nasdaq forced the NLS Board to seek alternative strategic directions. One such alternative was a reverse merger with a company that had sufficient funds and a promising, complementary research and development strategy. Given the imminent risks of delisting and running out of cash by October 2024, the NLS Board believed it needed to make a swift decision. The NLS Board discussions included the evaluation and consideration of a variety of strategic opportunities to increase the size of NLS and the potential benefits and risks of such strategic transactions. In this regard, NLS’s management considered the feasibility and attractiveness of a potential transaction between NLS and Kadimastem.

On June 29, 2024, NLS engaged H.C. Wainwright & Co. LLC, a U.S. investment bank, or HCW, to assist the NLS management team in exploring strategic transactions. The lead HCW investment banker was Oded Spindel. Pursuant to the finders agreement dated June 28, 2024, or the Finders Agreement, by and between NLS and HCW, HCW agreed to directly introduce NLS to certain potential third party entities in the Finders Agreement, which may be supplemented by mutual consent between NLS and HCW, for a potential merger, acquisition, business combination, collaboration or similar strategic transaction between the NLS and any such entity listed in the Finders Agreement.

Further, the Finders Agreement states that in the event NLS enters into a binding term sheet or similar agreement with respect to a potential merger, acquisition, business combination, collaboration or similar strategic transaction by NLS with each or any of the entities listed in the Finders Agreement during the term of the Finders Agreement, NLS shall pay HCW, within seven calendar days of the closing date of such transaction, a cash fee equal to $250,000 for each such transaction and shall issue to HCW (or its designees) warrants to purchase $500,000 worth of NLS Common Shares. Such warrants shall be in a customary form, will have a term of five years from the issuance date and an exercise price per share equal to the NLS Common Shares market price on Nasdaq immediately prior to the public announcement of such transaction. Although the Finders Agreement has terminated on June 27, 2025, NLS is required to make payments under the Finders Agreement of a cash fee up to $250,000 and warrants to purchase $500,000 worth of NLS Common Shares with an exercise price per share equal to the NLS Common Shares market price on Nasdaq immediately prior to the public announcement of such transaction.

Following the execution of the Finders Agreement, Oded Spindel arranged two distinct introductory Zoom calls involving NLS — represented by Alexander Zwyer — and two prospective counterparties: Party B and Kadimastem, represented by Ronen Twito. HCW, with Mr. Spindel in attendance, participated in both sessions, and no additional representatives were present. During each call, the parties exchanged their respective corporate decks to initiate discussions regarding potential strategic transactions.

During the period from June 29, 2024 through July 28, 2024, members of NLS’s management team, namely Alexander Zwyer and Elena Thyen, as well as certain NLS Board members, including the chairman of the Board Ronald Hafner, with the assistance of its financial and legal advisors (Timothy Morris, an outside, financial advisor that supported NLS during this period of time, Sullivan & Worcester LLP, counsel to NLS, or Sullivan, and Wenger & Vieli Ltd., at that time Swiss counsel to NLS), evaluated and considered several potential target companies as candidates for a possible merger transaction.

The evaluation and search process for target companies involved a structured and criteria-based approach. NLS began by developing a comprehensive target profile aligned with its strategic objectives. Key selection criteria included:

•        Therapeutic Alignment:    companies operating in therapeutic areas synergistic with NLS’s existing pipeline or strategic expansion goals (e.g., neurology).

•        Development Stage:    companies with assets in preclinical to Phase II development, where risk and upside potential were balanced.

•        Technology Platform:    companies innovative or complementary technology platforms, including gene therapy, cell therapy, RNA-based approaches, and targeted biologics.

•        Intellectual Property (IP):    companies with strong and defensible IP portfolios.

•        Financial Health:    companies with reasonable valuation expectations, funding runway and absence of major liabilities.

•        Cultural and Strategic Fit:    alignment in company culture and long-term strategic vision.

•        Geographic Considerations:    companies headquartered in North America, Israel or Europe to facilitate integration and regulatory alignment.

Based on these criteria, NLS screened a broad landscape of over 120 potential biotech companies potentially looking for a reverse merger. This initial list was refined through a combination of desk research, industry databases (e.g., PitchBook, EvaluatePharma), and input from the internal management team, board members, key advisors noted above along with external scientific and commercial industry experts and HCW, NLS’s financial advisor. After applying its criteria, NLS shortlisted a handful of companies for deeper evaluation, including non-confidential due diligence and strategic fit assessments. NLS eventually contemplated potential transactions with three prospective candidates: Party A, Party B and Kadimastem.

On July 2, 2024, NLS considered a potential business combination transaction with Party B, a wholly-owned subsidiary of Vivasor, Inc., headquartered in San Diego, California. Party B is a pioneer in the field of Antibody Drug Conjugates. On July 10, 2024, Party B decided to move forward with another company. Party B was introduced by NLS’s financial advisor: Oded Spindel, Ph.D., MBA, the Senior Vice President of Investment Banking at HCW.

On July 2, 2024, members of management of NLS and Kadimastem had an introductory call to discuss a potential merger transaction. Throughout all of the month of July 2024, the management teams of NLS and Kadimastem had intensive discussions to outline a potential strategic transaction. The management teams of NLS and Kadimastem discussed potential merger transactions and the desirability of proceeding with a combination of NLS and Kadimastem. At the end of July 2024, each of the management teams of NLS and Kadimastem confirmed their desire to negotiate the terms of a potential transaction.

On July 16, 2024, NLS considered a potential business combination transaction with Party A, a Canadian private biotech company, focusing on viral infections. Party A contacted Mr. Zwyer, Chief Executive Officer of NLS directly and on July 19, 2024, NLS received a draft non-binding letter of intent from Party A. However, as NLS was already in advanced discussions with Kadimastem at the time when NLS began discussions with Party A and since Kadimastem’s offer was significantly more attractive than the offer from Party A and the timing to get to a binding term sheet was considered much quicker with Kadimastem, NLS determined to focus on its discussions with Kadimastem. On July 26, 2024, NLS informed Party A that NLS did not intend to pursue the potential business combination transaction for commercial reasons being that the offer NLS received from Kadimastem was between 3 and 4 times higher with respect to the exchange ratio compared to the offer from Party A, and given that negotiations between NLS and Kadimastem were much more advanced. Therefore, the NLS Board determined it was more likely to be successful with Kadimastem as NLS was facing a potential Nasdaq delisting in October 2024.

Representatives from both NLS and Kadimastem were actively involved in the negotiations, meetings, and correspondence related to the Merger. On behalf of NLS, the Chairman of the Board, Alexander Zwyer, Eric Konofal, Elena Thyen, Sullivan and Pascal Honold from Wenger Vieli Ltd. participated in these discussions. Kadimastem was represented by its Executive Chairman and Chief Executive Officer, Ronen Twito, Chief Financial Officer, Uri Ben Or, Chief Scientific Officer, Professor Michel Revel, M.D,VP of R&D, Kfir Molakandov, Kadimastem’s Vice President of Research and Development, and Kadimastem’s legal counsel, Pearl Cohen Zedek Latzer Baratz LLP.

On July 8, 2024, NLS started to review a draft term sheet which was provided to NLS by Kadimastem on the same date. The binding term sheet outlined a proposed reverse triangular merger under which Kadimastem will become a wholly owned subsidiary of NLS. The combined company will continue as a Nasdaq-listed entity and was expected to operate under the name Kadimastem. The term sheet contemplated that the transaction was conditioned on several customary and specific closing requirements, that NLS must obtain shareholder approval, and that NLS has already secured commitments of support from shareholders representing more than 40% of its outstanding shares. It further stated that NLS will remain an SEC-reporting entity with shares traded on Nasdaq. The term sheet further required Kadimastem to maintain $3.5 million in cash on hand at the Closing of the Merger, while NLS must have $0.6 million in cash and as a condition to closing, NLS’s liabilities to vendors and insiders must be settled and removed from its balance sheet. Furthermore, the term sheet stated that most of NLS’s officers and directors will resign from their positions, with the combined company anticipated to focus on advancing Kadimastem’s allogeneic cell therapy platform.

On July 26, 2024, NLS and Kadimastem signed a binding term sheet based on a draft of a binding term sheet that Kadimastem had provided to NLS on July 8, 2024.

On July 29, 2024, NLS and Kadimastem announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% ownership interest in NLS. Such term sheet further provided that upon completion of the Merger, which is subject to, among other things, approval by NLS’s and Kadimastem’s shareholders, the combined company is expected to be traded on Nasdaq, and that existing Kadimastem shareholders will hold 85% of the issued and outstanding NLS Common Shares after the Merger and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding NLS Common Shares after the Merger.

On August 7, 2024, Pearl Cohen Zedek Latzer Baratz, counsel to Kadimastem, or Pearl Cohen, sent the initial draft of the Merger Agreement to Sullivan & Worcester LLP, counsel to the NLS, or Sullivan. Between August 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the definitive transaction agreements, including the Merger Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the representations and warranties of both NLS and Kadimastem to be contained in the Merger Agreement, the tax rulings to be obtained before the closing and the interim covenants to be contained in the Merger Agreement, including regarding the solicitation of alternative transactions, and the Company’s ability to access capital.

On August 19, 2024, August 20, 2024, August 21, 2024, and August 23, 2024, a series of follow-up meetings transpired among representatives of NLS, Kadimastem, Sullivan, and Pearl Cohen. During these engagements, the parties deliberated on a broad spectrum of topics pertinent to the Merger and the Merger Agreement. Among the focal points was an assessment of the cash reserves NLS would possess at the Effective Time of the Closing, ensuring a clear understanding of the financial posture of the combined entity at that juncture. Discussions frequently highlighted the prospective synergies and positive attributes anticipated from the union of NLS and Kadimastem, with an emphasis on the potential for enhanced value creation and operational efficacy.

A significant portion of these conversations centered on the Exchange Ratio, a critical component of the transaction terms. The dialogue concerning the percentage split for the Exchange Ratio with respect to the percentage of shares that NLS shareholders would own of the combined company was particularly robust, with Kadimastem advocating for a range of 12-15%, while NLS countered with a proposed range of 15-17%, reflecting their respective strategic and valuation perspectives. The initial range was determined following a robust internal discussion at the board level of NLS, informed by the strategic objectives of the proposed transaction and supported by input from external financial and industry consultants. This preliminary relative valuation analysis considered multiple factors, including projected financial performance, the development stage and potential of key pipeline assets, market comparables within the biotechnology sector, historical trading data, and recent transaction benchmarks. The collaborative approach ensured that both internal perspectives and independent, third-party insights were fully integrated into establishing a valuation range that reflected the relative contributions of each party to the combined entity.

Additional matters under consideration in negotiation included deal structure, valuation methodologies, closing conditions and timelines, legal risks such as pending litigation or disputes, employee-related issues encompassing contracts and benefits, and intellectual property and licensing considerations. The latter entailed ownership and transfer of patents, trademarks, and proprietary technology, as well as ongoing licensing agreements, third-party dependencies, and their implications for research, development, and innovation strategies moving forward.

Further topics encompassed shareholder approvals, human resource allocations — notably the leadership of the DOXA program — integration plans, post-Merger strategies, and decisions regarding branding and corporate identity, including the selection of a new name for the combined entity. In the course of these negotiations, Kadimastem specifically requested that Alexander Zwyer remain on the board of directors for a period of one year following the date of Closing, underscoring their interest in maintaining continuity and expertise during the transitional phase.

On August 25, 2024, Sullivan sent a revised draft of the Merger Agreement to Pearl Cohen, which included comments regarding the representations and warranties, post-closing board of directors, and the proposed exchange ratio. The parties initially agreed to confirm the representations and warranties for both parties. On August 25, 2024, Mr. Zwyer and Mr. Twito had a call to discuss the potential role and engagement of Eric Konofal in the combined company after the Merger. On August 29, 2024, NLS and Kadimastem met with Donohoe Advisory Associates LLC, or the Donohoe Advisors, to discuss the financial projections of the combined company. Donohoe guided NLS and Kadimastem through Nasdaq compliance and the Merger process by leveraging their expertise in U.S. stock exchange listing requirements, as demonstrated by their assistance in assessing and resolving NLS’s prior stockholders’ equity deficiencies to secure Nasdaq approval, while also providing input in structuring the Merger to meet Nasdaq’s initial and continued listing standards and post-Merger governance to ensure the combined company could trade on the Nasdaq Capital Market. Between August 25, 2024 and September 13, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the aforementioned terms of the Merger Agreement.

On August 29, 2024, Pearl Cohen sent the initial draft of the CVR Agreement to Sullivan. Between August 29, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the CVR Agreement. The material terms negotiated included the amount payable to the CVR Holders under the agreement, what constitutes an Event of Default, the mechanism of issuance of CVRs, the payment procedure, audit and information rights and succession and assignment. The main reason for the parties’ determination to exclude the DOXA asset from the CVR Agreement while including all of its other existing R&D assets under development was the DOXA program’s potential commercial and research and development synergies with the Kadimastem technology. The other reason was that the DOXA program has a relatively modest capital requirement as a preclinical asset. The parties determined in the negotiations that it would be inefficient to further develop all other existing R&D assets under development at NLS by the combined company.

Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the responsibilities of the rights agent, mechanics of the distribution, and term of the CVR Agreement.

On September 6, 2024, NLS and Kadimastem had a call to discuss the capital structure of the combined company following the Merger. On September 9, 2024, NLS, Kadimastem, and Donohoe Advisors had a call to discuss Donohoe Advisors’ analysis of the financial projections of the combined company and the extraordinary general meeting of NLS shareholders invitation. On September 17, 2024, Sullivan sent the initial draft of the NLS Support Agreement to Pearl Cohen. Between September 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the NLS Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. On September 18, 2024, NLS, Kadimastem, Sullivan and Pearl Cohen had a call to discuss the material terms of the Merger Agreement. On September 19, 2024, NLS, Kadimastem, Sullivan and Pearl Cohen had a call to discuss the effective date of NLS’s reverse stock split and the NLS registration statement on Form F-4.

On September 22, 2024, Pearl Cohen sent the initial draft of the Kadimastem Voting Agreement to Sullivan. Between September 22, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the Kadimastem Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 23, 2024, Pearl Cohen sent a revised draft of the Merger Agreement to Sullivan, which included comments regarding the equity awards and warrants. The parties agreed to transfer all the Kadimastem equity awards to NLS, and between September 23, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the equity awards provisions in the Merger Agreement. On September 23, 2024, NLS, Kadimastem, Sullivan and Pearl Cohen had a call to discuss warrants, the Merger Agreement, the registration statement on Form F-4 and the CVR Agreement.

On September 25, 2024, NLS announced that a reverse share split of the NLS Common Shares, at a ratio of 1-for-40 is expected to be implemented at market open on September 27, 2024, or the September 2024 Reverse Split in order to achieve compliance with Nasdaq listing standards.

On September 27, 2024, the September 2024 Reverse Split became effective and the NLS Common Shares began trading on Nasdaq on a post-split basis at the market open on September 27, 2024. The September 2024 Reverse Split, approved by NLS shareholders on September 18, 2024, combined 40 NLS Common shares into one, reducing outstanding NLS Common Shares from 46,880,000 to approximately 1,172,000.

The September 2024 Reverse Split was a crucial step for NLS to regain Nasdaq compliance, which was one of the key closing conditions of the Merger Agreement.

On October 15, 2024, NLS announced the closing of a private placement offering consisting of the issuance and sale of 806,452 NLS Common Shares and common share purchase warrants to purchase 806,452 NLS Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and have an exercise price of $4.25 per share. In addition, NLS closed a debt purchase agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the NLS’s debt in the aggregate amount of $4.0 million held by the investor, NLS agreed to issue 806,452 newly designated convertible NLS Preferred Shares, at a purchase price of approximately $4.96. Such NLS Preferred Shares contain a conversion price of $4.96 per share. Pursuant to the debt purchase agreement, NLS agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible NLS Preferred Shares beginning six months after the closing and continuing for as long as the investor owns NLS Preferred Shares. NLS also announced that it believes it has regained compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5550(a)(2), due to the fact that the NLS Common

Shares had traded above $1.00 for ten consecutive trading days. In addition, due in part to the foregoing transactions, NLS announced that it believes that it satisfies the shareholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

On November 4, 2024, the parties executed the Merger Agreement and the applicable ancillary documents, and the Company issued a press release announcing the transaction.

Throughout the process, in determining the relative valuations of the companies for the Merger and Exchange Ratios, NLS and Kadimastem reviewed several comparable companies of comparable companies with similar businesses and market capitalizations. Specifically, the companies reviewed included publicly traded clinical-stage biotechnology companies operating in similar therapeutic areas (neurology and regenerative medicine), with comparable development-stage assets, market capitalization ranges, and technology platforms. These included: Silo Pharma, Inc. (Nasdaq: SILO), Brainstorm Cell Therapeutics Inc. (Nasdaq: BCLI), Lineage Cell Therapeutics, Inc. (NYSE American: LCTX), ReNeuron Group plc (LSE: RENE), BioRestorative Therapies, Inc. (Nasdaq: BRTX) and Paladin Labs Inc. (for historical context and precedent transactions). These companies were used for high-level benchmarking of valuation multipliers, development timelines, and market perception of similar therapeutic platforms. The review process contributed to the valuation discussions and negotiation of the Exchange Ratio formula and ownership structure. The Initial Split and initial Exchange Ratio formula were subsequently finalized through negotiations between the parties, informed by updated valuation assessments, input from financial advisors including HCW, and mutual agreement on the relative contributions and future prospects of each company. The final Exchange Ratio reflects a negotiated outcome that balanced these considerations while ensuring alignment with the strategic rationale of the transaction and fairness to both sets of shareholders.

NLS and Kadimastem then confirmed these valuation estimations through the fairness opinion provided by Moore. NLS and Kadimastem did not find that there were significant gaps in its initial proposed valuation of NLS and Kadimastem in comparison to the valuations provided by Moore in its fairness opinion.

Kadimastem’s Background of the Merger

As part of their ongoing oversight, direction and management of Kadimastem’s business, the board of directors and management of Kadimastem regularly review and discuss Kadimastem’s performance, business plan, strategic direction and future growth prospects. The board of directors of Kadimastem determined to pursue the Merger in order to increase shareholder value because of the potential to meaningfully increase Kadimastem’s visibility in the U.S. market and the anticipated collaboration potential with the DOXA program. The board of directors of Kadimastem discussions have included the evaluation and consideration of a variety of strategic opportunities to increase the size of Kadimastem and the potential benefits and risks of such strategic opportunities. Prior to entering into the Merger Agreement, Kadimastem conducted a thorough search for a potential merger transactions drawing upon, among other things, the extensive network, investment and operating experience of Kadimastem’s management team.

On July 2, 2024, members of management of NLS and Kadimastem had an introductory call to discuss a potential merger transaction. Throughout all of the month of July 2024, the management teams of NLS and Kadimastem had intensive discussions to outline a potential strategic transaction. The management teams of NLS and Kadimastem discussed potential merger transactions and the desirability of proceeding with a combination of NLS and Kadimastem. At the end of July 2024, each of the management teams of NLS and Kadimastem confirmed their desire to negotiate the terms of a potential transaction.

On July 8, 2024, NLS started to review a draft term sheet which was provided to NLS by Kadimastem on the same date. The binding term sheet outlined a proposed reverse triangular merger under which Kadimastem will become a wholly owned subsidiary of NLS. The combined company will continue as a Nasdaq-listed entity and was expected to operate under the name Kadimastem. The term sheet contemplated that the transaction was conditioned on several customary and specific closing requirements, that NLS must obtain shareholder approval, and that NLS has already secured commitments of support from shareholders representing more than 40% of its outstanding shares. It further stated that NLS will remain an SEC-reporting entity with shares traded on Nasdaq. The term sheet further required Kadimastem to maintain $3.5 million in cash on hand at the Closing of the Merger, while NLS must have $0.6 million in cash and as a condition to closing, NLS’s liabilities to vendors and insiders must be settled and removed from its balance sheet. Furthermore, the term sheet stated that most of NLS’s officers and directors will resign from their positions, with the combined company anticipated to focus on advancing Kadimastem’s allogeneic cell therapy platform.

On July 26, 2024, NLS and Kadimastem signed a binding term sheet based on a draft of a binding term sheet that Kadimastem had provided to NLS on July 8, 2024.

On July 29, 2024, NLS and Kadimastem announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% ownership interest in NLS. Such term sheet further provided that upon completion of the Merger, which is subject to, among other things, approval by NLS’s and Kadimastem’s shareholders, the combined company is expected to be traded on Nasdaq, and that existing Kadimastem shareholders will hold 85% of the issued and outstanding NLS Common Shares after the Merger and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding NLS Common Shares after the Merger.

On August 7, 2024, Pearl Cohen, sent the initial draft of the Merger Agreement to Sullivan. Between August 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the definitive transaction agreements, including the Merger Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the representations and warranties of both NLS and Kadimastem to be contained in the Merger Agreement, the tax rulings to be obtained before the closing and the interim covenants to be contained in the Merger Agreement, including regarding the solicitation of alternative transactions, and the Company’s ability to access capital.

On August 25, 2024, Sullivan sent a revised draft of the Merger Agreement to Pearl Cohen, which included comments regarding the representations and warranties, post-closing board of directors, and the proposed exchange ratio. The parties initially agreed to confirm the representations and warranties for both parties. Between August 25, 2024 and September 13, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the aforementioned terms of the Merger Agreement.

On August 29, 2024, Pearl Cohen sent the initial draft of the CVR Agreement to Sullivan. Between August 29, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the CVR Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the responsibilities of the rights agent, mechanics of the distribution, and term of the CVR Agreement.

On September 17, 2024, Sullivan sent the initial draft of the NLS Voting Agreement to Pearl Cohen. Between September 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the NLS Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 22, 2024, Pearl Cohen sent the initial draft of the Kadimastem Voting Agreement to Sullivan. Between September 22, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the Kadimastem Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 23, 2024, Pearl Cohen sent a revised draft of the Merger Agreement to Sullivan, which included comments regarding the equity awards and warrants. The parties agreed to transfer all the Kadimastem equity awards to NLS, and between September 23, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the equity awards provisions in the Merger Agreement.

On September 25, 2024, NLS, Kadimastem and Donohoe Advisors had a call to discuss the Nasdaq compliance of the combined company.

On November 4, 2024, the parties executed the Merger Agreement and the applicable ancillary documents, and the Company issued a press release announcing the transaction.

On December 22, 2024, the Kadimastem Board was presented with the valuation reports and fairness opinion prepared by Moore.

NLS Board of Directors’ Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board held numerous meetings, consulted with executive officers, legal counsel, and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board took into account information presented during the process and considered the following factors that it viewed as supporting its decision to approve the Merger Agreement:

Strategic Considerations

•        Advantages

•        Complementary Strengths: The Merger enables the combined company to integrate its diverse expertise, technologies, and product pipelines, leading to more holistic solutions in its target market. Specifically:

•        Technology & R&D Synergies: NLS and Kadimastem bring together distinct but complementary research capabilities, accelerating innovation and increasing the potential for breakthrough developments.

•        Product Portfolio Expansion: The Merger aligns differentiated but synergistic offerings, allowing for enhanced cross-product functionality and bundling opportunities, particularly regarding the treatment/cure of diabetes.

•        Operational Expertise: NLS and Kadimastem leverage specialized knowledge in distinct areas (e.g., manufacturing, commercialization, regulatory processes, R&D) to create a stronger, more agile operational structure.

•        Go-to-Market & Customer Reach: Combining resources broadens market access, enabling entry into new geographical regions and a more diverse customer base.

•        Expansion of Market Reach: The Merger allows the combined company to increase market penetration and geographical coverage, creating a stronger competitive presence. Specifically, both NLS and Kadimastem currently lack established salesforces or distribution channels, the Merger:

•        Strengthens Scientific Credibility: A larger combined research team with broader expertise enhances reputation within the scientific and investment communities.

•        Improves Attractiveness for Partnerships: The combined company is more appealing for collaborations with pharma, biotech firms, government agencies, and grant funders.

•        Increases Visibility in Academic & Regulatory Circles: The Merger can lead to more publications, conference presentations, and regulatory engagement, positioning the combined company as a future market leader.

•        Attracts More Investors & Funding: A combined pipeline and stronger IP portfolio create a more compelling investment case for investors, as well as non-dilutive grants.

•        Accelerates Potential Market Entry: Shared R&D efforts may reduce time-to-market, increasing the likelihood of a successful transition from preclinical to clinical stages.

•        Strengthened Competitive Position: A combined company can compete more effectively in a crowded or consolidating industry.

•        Risks

•        Integration Challenges: Combining two different corporate structures, teams, and technologies may lead to unforeseen difficulties.

•        Potential Cultural Clashes: Differences in company culture, management style, and corporate values could lead to friction, lower morale, and employee attrition.

•        Regulatory Scrutiny: Regulatory approvals may delay or complicate the Merger process.

Financial Considerations

•        Advantages

•        Cost Synergies: Significant cost savings are anticipated by eliminating operational redundancies.

•        Enhanced Financial Stability: A stronger balance sheet enhances flexibility for investments and market fluctuations.

•        Risks

•        High Integration Costs: Upfront costs of merging systems, rebranding, and restructuring may be substantial.

•        Short-Term Profitability Concerns: Initial financial strain from transition costs and restructuring may negatively impact short-term earnings.

•        Unrealized Synergies: Expected financial benefits may take longer than projected to materialize or may not materialize at all.

Innovation and R&D Considerations

•        Advantages

•        Shared Research and Development Capabilities: Pooling resources accelerates breakthroughs in fighting diabetes and other areas.

•        Faster Time-to-Market: Streamlining product development reduces time-to-market for new offerings.

•        Risks

•        Disruptions in R&D Productivity: Integration efforts may divert focus from ongoing research projects.

•        Loss of Key Talent: Researchers or executives may leave due to uncertainty, affecting innovation.

•        Intellectual Property Conflicts: Differences in patent ownership and licensing agreements may create legal or operational challenges.

Operational Considerations

•        Advantages

•        Integrated Supply Chain: Optimized supply chain operations reduce costs and improve efficiency.

•        Enhanced Workforce Utilization: Combining talent improves execution and productivity.

•        Improved IT and Infrastructure: Consolidating systems ensures scalability and reduced costs.

•        Risks

•        Operational Disruptions: Consolidating supply chains, IT systems, and other functions may create inefficiencies before benefits are realized.

•        Workforce Reductions; Layoffs or restructuring may lead to dissatisfaction, legal challenges, and negative publicity.

•        System Integration Risks: IT system failures, cybersecurity vulnerabilities, or data migration errors could disrupt operations.

Competitive Considerations

•        Advantages

•        Enhanced Market Positioning: The Merger strengthens the perceived value and credibility of the combined company, attracting investors and strategic partners.

•        Increased Innovation Potential: By combining R&D efforts and intellectual property, the combined company may accelerate the development of breakthrough solutions.

•        Improved Fundraising Leverage: A larger, combined company may have greater appeal to investors, securing funding at better terms.

•        Risks

•        Unclear Market Fit: Without already established scientific rationale, proving product-market fit post-Merger may be challenging.

•        Investor Uncertainty: Merging two early-stage companies may raise concerns about execution risks and financial sustainability, making fundraising more difficult.

•        Integration Disruptions: Combining teams, research pipelines, and strategic visions could slow down product development and delay time-to-market.

Shareholder Considerations

•        Advantages

•        Increased Value: The Merger is anticipated to enhance financial performance and potentially increase returns for shareholders through several key avenues:

•        Diversified and Advanced Product Pipeline: By combining their resources, the combined company will boast a robust portfolio targeting significant medical needs. NLS contributes its Dual Orexin Receptor Agonist platform, focusing on treatments for sleep disorders and neurodegenerative diseases. Kadimastem adds its cell therapy products, including AstroRx® for ALS and IsletRx for diabetes. This diversified pipeline enhances the potential for successful product development and subsequent revenue generation.

•        Enhanced Market Presence and Access to Capital: The Merger is structured to result in a larger Nasdaq-traded biotechnology company, increasing visibility and credibility in the U.S. capital markets. This enhanced market presence is expected to facilitate better access to funding opportunities, supporting ongoing and future research and development initiatives.

•        Operational and Financial Synergies: The consolidation of NLS’s and Kadimastem’s operations is expected to yield cost efficiencies through streamlined processes and reduced overhead. These synergies can improve operational efficiency and financial performance, potentially leading to enhanced earnings.

•        Strategic Focus and Asset Optimization: Post-Merger, the combined company plans to focus on advancing Kadimastem’s cell therapy platform while continuing the development of NLS’s DOXA program. Additionally, NLS’s legacy assets, including mazindol, are expected to be divested through the CVR Agreement, with proceeds distributed to the CVR Recipients pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein. This strategy aims to optimize asset utilization and provide direct financial benefits to shareholders.

•        Stronger Growth Potential: A unified market presence potentially offers more robust long-term growth opportunities.

•        Risks

•        Stock Volatility: Uncertainty surrounding the Merger could lead to fluctuations in stock prices.

•        Dissenting Shareholders: Some shareholders may oppose the Merger, leading to resistance or legal action.

Risk Diversification Considerations

•        Advantages

•        Product or Service Diversification: Merging portfolios reduces dependency on a single product or market.

•        Geographic Diversification: Operating in diverse regions mitigates exposure to regional downturns.

•        Customer Base Expansion: Broadening the customer base reduces reliance on a few key clients.

•        Risks

•        Complexity in Managing Multiple Markets: Different regulatory requirements, economic conditions, and customer behaviors could create challenges.

•        Brand Positioning Conflicts: If the companies have different brand identities, customers may struggle to understand the new value proposition and or story.

•        Risk Concentration in Certain Markets: If the Merger does not achieve its intended diversification, the combined company may become overexposed to certain high-risk areas.

Cultural and Vision Alignment

•        Advantages

•        Shared Mission: Aligning strategic goals unifies purpose.

•        Cultural Compatibility: A strong cultural fit is expected to ensure smoother integration and employee retention.

•        Risks

•        Loss of Corporate Identity: If one company’s culture dominates, employees of the other company may feel marginalized.

•        Employee Resistance: Resistance to change may lead to decreased productivity and engagement.

•        Leadership Clashes: Differences in leadership style and decision-making processes could create friction at the executive level.

Access to Resources

•        Advantages

•        Capital and Financing: Greater financial resources facilitate investment in growth areas.

•        Intellectual Property (IP): Combining IP assets strengthens competitive positioning.

•        Talent Pool: Retaining top talent enhances operational capabilities.

•        Risks

•        Overestimated Resource Availability: Anticipated capital, talent retention, or IP benefits may not fully materialize.

•        Debt Accumulation: If the Merger involves significant debt financing, it could strain financial stability.

•        Regulatory Barriers: Accessing new markets or intellectual property may require additional compliance efforts.

The NLS Board and its legal advisors conducted a comprehensive review of strategic alternatives, including remaining a standalone company, liquidation, dissolution, and other strategic transactions. After thorough consideration, the NLS Board determined that the Merger provided greater value to NLS’s shareholders than any other alternatives. Following arm’s-length negotiations, the NLS Board believes the Merger Agreement’s terms, including the Exchange Ratio formula, are the most favorable achievable under the circumstances. In evaluating and approving the Merger Agreement and the transactions contemplated thereby, the NLS Board considered a variety of factors, including the potential benefits and risks associated with the Merger. The NLS Board did not assign relative or specific weights to the individual factors considered, and no single factor was determinative or outweighed any other factors in its decision. The decision of the NLS Board to approve the Merger Agreement and the transactions contemplated thereby was made after considering the totality of the information presented and the overall expected benefits of the Merger.

Kadimastem Board of Directors’ Reasons for the Merger

In evaluating the Merger Agreement and the transactions it contemplates, the Kadimastem Board convened multiple meetings, engaged executive officers, legal counsel, and financial advisors, and analyzed significant information. The Kadimastem Board considered various factors that supported its decision to approve the Merger Agreement, including:

Fairness and Valuation Reports

•        Fairness to Shareholders: Kadimastem’s fairness opinion concluded that the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to Kadimastem.

Strategic Synergies

•        Complementary Strengths: The combined expertise and product portfolio enhance the combined company’s ability to deliver comprehensive solutions.

•        Market Expansion: Operating in new geographies or market segments increases reach and diversification.

•        Strengthened Competitive Position: A larger entity is better equipped to navigate industry competition.

Financial Benefits

•        Operational Efficiencies: Eliminating redundancies reduces costs and potentially increases profitability.

•        Growth Potential: Access to new revenue opportunities and markets strengthens the financial outlook.

•        Resource Consolidation: The Merger creates a more robust financial foundation.

Advantages to Kadimastem Officers and Directors

•        Increased Value for Shares Held by Insiders: Increased value for shares held by insiders due to Nasdaq liquidity and valuation advantages.

•        Increased Credibility: Advantages of being Nasdaq-listed company and potential created from enhanced status.

Innovation and Collaboration

•        Accelerated R&D: Sharing research and resources accelerates innovation in key areas, including diabetes.

•        Improved Product Development: Unified efforts enhance time-to-market efficiency.

Operational Strengths

•        Enhanced Infrastructure: Consolidation leads to improved technological and operational frameworks.

•        Stronger Workforce: Combining teams increases capacity and innovation potential.

Competitive Landscape

•        Industry Leadership: Kadimastem believes that Merger positions the combined company as a leader in its field of regenerative medicine. By harnessing the synergy of cellular therapies and novel therapeutic molecules, the Merger brings innovative approaches to enhance therapeutic outcomes.

•        Defensive Strategy: Merging reduces vulnerabilities to external threats and competition.

Shareholder Value

•        Enhanced Returns: Improved operational efficiency and revenue generation are expected to drive shareholder value.

•        Long-Term Growth: A unified strategy fosters sustainable growth opportunities.

•        Risk Mitigation: Diversification of products, regions, and customer bases reduces potential risks.

Vision and Cultural Alignment

•        Unified Mission: A shared vision enhances focus on long-term goals.

•        Integration Potential: Strong cultural alignment is expected to ensure successful integration post-Merger.

The Kadimastem Board believes the Merger’s terms were negotiated to maximize value for its shareholders while positioning the combined company for success in its industry. In evaluating and approving the Merger Agreement and the transactions contemplated thereby, the Kadimastem board of directors considered a variety of factors, including the potential benefits and risks associated with the Merger. The Kadimastem board of directors did not assign relative or specific weights to the individual factors considered, and no single factor was determinative or outweighed any other factors in its decision. The decision of the Kadimastem board of directors to approve the Merger Agreement and the transactions contemplated thereby was made after considering the totality of the information presented and the overall expected benefits of the Merger.

In addition to the above factors, the Kadimastem Board also considered several negative factors, including:

•        Potential issues with synergy, which need to implement and make changes in the R&D team;

•        Issues relating to culture-based differences between the leadership of NLS and Kadimastem;

•        Interaction of several geographic location for the company, between Switzerland, Israel and the United States;

•        Upfront costs of merging systems, rebranding, and restructuring may be substantial;

•        Initial financial strain from transition costs and restructuring may negatively impact short-term earnings; and

•        Initial upfront time demand devoted to each company becoming familiar with each other’s business.

Fairness Opinions and Valuation Reports of Moore Financial Consulting

On July 31, 2024, Kadimastem retained Moore, as financial advisor to Kadimastem, in connection with the Merger. On July 31, 2024, Kadimastem’s share price on the Tel Aviv Stock Exchange was approximately $1.59, with a market capitalization of approximately $11.5 million. Over the past few years, Kadimastem has been working with several valuation firms, including Moore. Moore was selected due to its global presence, and in particular, its presence in and familiarity with the markets and professional customs in Israel, Europe and the United States. Further, Kadimastem selected Moore because of its strong reputation in the field and recommendations from other similar companies. Moore’s staff have several years of experience in economic and financial consulting to some of the prestigious businesses in Israel, acting in management positions in leading Israeli consulting firms. Kadimastem had no material relationship or affiliation with Moore over the past two years.

The fairness opinion was not prepared for the benefit of NLS’s shareholders and accordingly, NLS’s shareholders are not entitled to rely on the fairness opinion. Additionally, the fairness opinion does not opine on the fairness of the Exchange Ratio to NLS or NLS’s shareholders.

On November 5, 2024, Moore rendered its oral opinion to the Chairman of the Kadimastem Board, the Kadimastem Chief Executive Officer and the Kadimastem Chief Scientific Officer, subsequently confirmed by delivery to Kadimastem written valuation reports and a fairness opinion dated December 19, 2024, that, as of such date, and based upon and subject to the various assumptions qualifications, limitations and other matters described in its written opinion, the Exchange Ratio in the proposed Merger (which was proposed by the parties to the Merger, not Moore) is fair to Kadimastem, from a financial point of view.

The full text of Moore’s valuation reports and the written fairness opinion, dated December 19, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Moore in preparing its opinion, is attached to this proxy statement/prospectus as Annex E and is incorporated herein by reference. The summary of Moore’s valuation reports and fairness opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the valuation reports and fairness opinion. Kadimastem’ shareholders are urged to read the reports and the opinion in its entirety. Moore provided financial advisory services and its opinion for the information and assistance of the Kadimastem Board (for its members’ capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the proposed Merger. Moore did not express any opinion as to the fairness of the Exchange Ratio in the Merger to the holders of any class of securities, creditors or other constituencies of Kadimastem or as to the underlying decision by Kadimastem to engage in the proposed Merger. The issuance of Moore’s opinion is not a recommendation as to how any Kadimastem shareholders should vote with respect to the proposed Merger or any other matter.

Pursuant to an engagement letter, Kadimastem retained Moore Financial Consulting as its financial advisor in connection with the proposed Merger.

At the meeting dated November 5, 2024, Moore rendered its oral opinion to the Chairman of the Kadimastem Board, the Kadimastem Chief Executive Officer and the Kadimastem Chief Scientific Officer, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to Kadimastem. Moore has confirmed its oral opinion by delivering its written opinion to Kadimastem, dated December 19, 2024, which determined that, as of such date, the Exchange Ratio as reflected in the proposed Merger was fair, from a financial point of view, to Kadimastem.

The full text of the valuation reports and fairness opinion of Moore dated December 19, 2024, which set forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Moore set forth in this proxy statement is qualified in its entirety by reference to the full text of such valuation reports and fairness opinion. Kadimastem’s shareholders are urged to read the valuation reports and fairness opinion in their entirety. Moore’s valuation reports and fairness opinion were addressed to Kadimastem in connection with and for the purposes of its evaluation of the proposed Merger, opined only on the Exchange Ratio in the Merger, and did not address any other aspect of the Merger. Moore expressed no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of Kadimastem or as to the underlying decision by Kadimastem to engage in the proposed Merger. The summary of the opinion of Moore set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of Kadimastem as to how such shareholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, Moore, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available business and financial information concerning Kadimastem and NLS (collectively, the “Companies”) and the industries in which they operate; (iii) analyzed Companies’ share pricing as traded on the respective stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Companies relating to their businesses (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of the opinion.

In addition to the above, Moore has held discussions with certain members of the management of the Companies with respect to certain aspects of the Merger, and the past and current business operations of the Companies, the financial condition and future prospects and operations of the Companies, and certain other matters Moore believed necessary or appropriate for its inquiry.

In giving its opinion, Moore has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Moore by the Companies or otherwise reviewed by or for Moore. Moore has not independently verified any such information or its accuracy or completeness and, pursuant to its engagement letter with Kadimastem, Moore did not assume any obligation to undertake any such independent verification. Except for the valuation reports prepared by Moore, it has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have it evaluated the solvency of the Companies under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to Moore or derived therefrom, including technological and pharmaceutical situations of both Companies, Moore has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of the Companies to which such analyses or forecasts relate.

The forecasts were provided to Moore in August 2024. These forecasts were predicted and based on projections through comparisons a peer group consisting of publicly-listed pharmaceutical companies similar in size, structure and specialization to Kadimastem. It also assumed that the FDA timelines and drug development process for these comparable companies presented in the forecast would be similar to the timeline for Kadimastem. Additionally, Kadimastem presented forecasts of the expected demand over the next few years for its pharmaceutical products. This included the expected prevalence of the ALS disease and diabetes across certain geographic locations and the current market for treatments. Moore was also provided Kadimastem’s corporate presentation as of May 2024, Kadimastem’s financial reports as of December 31, 2023 and Kadimastem’s pro forma report as of June 30, 2024.

Moore is not legal, regulatory or tax experts and has relied on the assessments made by advisors to the Companies with respect to such issues. Moore has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Companies or on the contemplated benefits of the Merger. Moore’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of December 19, 2024. It should be understood that subsequent developments may affect Moore’s valuation reports and/or fairness opinion, and that Moore does not have any obligation to update, revise, or reaffirm its valuation reports or fairness opinion. Moore’s opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio in the proposed transaction.

The terms of the Merger Agreement, including the Exchange Ratio, were determined through arm’s length negotiations between Kadimastem and NLS, and the decision to enter into the Merger Agreement was solely that of the Kadimastem Board. Moore’s valuation reports and fairness opinion were only one of the many factors considered by the Kadimastem Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Kadimastem Board or management with respect to the proposed Merger or the Exchange Ratio.

The full text of the valuation reports and fairness opinion of Moore dated December 19, 2024, which set forth, among other things, the assumptions made, forecasts presented, matters considered and limitations on the review undertaken, is attached as Annex E to this proxy statement/prospectus.

Valuation of Kadimastem Through Income Approach Using rNPV Analysis

In accordance with customary practice, Moore employed generally accepted valuation methodology in rendering its valuation reports to Kadimastem on December 19, 2024. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Kadimastem and NLS valuation analyses.

Kadimastem’s and NLS’s valuations were performed under the income approach, using the Risk-Adjusted Net Present Value, or the rNPV Analysis method. This method enhances standard discounted cash flow, or DCF, analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. As a result, this method is also referred to as the expected net present value (eNPV) method.

According to the income approach, the value of an economic asset is derived from the future cash flows arising from it. The basic principle underlying the income approach is that an asset/company is an active ongoing concern premise and will operate in the future. The aim of the income approach is to reach the current value based on the firm’s forecast cash flows.

The main valuation methodology in the income approach is the DCF Analysis. The method’s principle is that the value of the asset is the present value of free cash flow which is generated during the forecast period (finite or infinite). The first step in this approach is to build a cash flow projection of the entity (based on the entity’s business model). In the second phase, to determine the value of the asset it is required to set an appropriate discount rate which is the basis for discounting future cash flows and translating them into current values. The discount rate reflects the level of activity’s risk. As much as the entity’s activity is dangerous (i.e., the level of uncertainty that exists to realization is lower) then it is required to choose a higher discount rate. As much as the discount rate is higher then, the cash flow’s present value will be lower.

Among the various early-stage biotech valuation methods, the rNPV Analysis method is the most appropriate. This method is suited for valuing:

•        Preclinical and clinical stage biotech assets

•        Novel pharma and biotech drugs undergoing development

•        Other life sciences assets that undergo phased development The mechanics of rNPV involve:

•        Estimating clinical trial and approval probabilities

•        Adjusting cash flow projections for risk using these probabilities

•        Discounting risk-adjusted cash flows to present value

•        Summing risk-adjusted cash flows to derive rNPV

This captures the risks inherent in biotech drug development. rNPV provides a more accurate asset valuation than basic DCF as it enables conducting pharma and biotech valuation based on the stage (preclinical, Phase 1-3) of development of assets. As mentioned in the company description, Kadimastem is currently in the process of developing two indications:

•        AstroRx® — clinical development of a cell therapy for treating ALS.

•        IsletRx — a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin).

Moore has valued Kadimastem under the assumption that these are its’ only two projects, therefore we accounted for expected income and expenses related to these indications alone and did not take into consideration developments that Kadimastem might be performing in the future.

Another assumption made for the sake of the current valuation is that Kadimastem will develop the two indications on its own until the successful termination of the Phase II clinical trials and following that will seek for a business agreement with a large pharma company that will perform the Phase III clinical trials (on its own account) and after the successful conclusion of the trials will continue and market the finished products. Kadimastem will be entitled for an upfront payment at the end of Phase II and royalties from the third-party revenues. The detailed analysis of the DCF method can be reviewed in the valuation reports attached as Annex E to this proxy statement/prospectus which is incorporated herein by reference.

Summary of Analysis

Moore began its analysis through performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Kadimastem for the fiscal years of 2024 through 2031. In applying the DCF Analysis, Newbridge relied on the financial projections and forecasts prepared by Moore that estimated certain revenue growth rates and cashflow margins. Moore applied a discount rate of 19%.

The discount rate was determined using the weighted average cost of capital (WACC) method, which has many inputs, with key variables including the Israeli Income Tax Rate of 23.0%, the Risk-Free Rate of Return (Rf) using the 10-year bond yield of 1.81%, a Levered Beta variable of 0.09x for the public comparable data set used for the public comparable analysis, a size premium of 10.73% Duff & Phelps, a Specific premium of 17%, a cost of equity premium of 33.23%, and a market premium variable of 4.2% for the Damodaran (USA).

Moore then performed a sensitivity analysis for the value of Kadimastem in relation to two parameters, market penetration and royalty rates. The two parameters sensitivity analysis was performed individually for each of the parameters (meaning that the analysis was performed for the market penetration without changes to the royalty rates, and vice versa). The results are as follows:

•        Sensitivity to market penetration: Moore analyzed the change in Kadimastem value if the market penetration parameter is up and down 3% (e.g. if market penetration parameter was originally set to 15% then Moore checked Kadimastem value for this parameter’s values of 12% and 18%).

•        Sensitivity to royalty rates: Moore analyzed the change in Kadimastem value if the royalty rates parameters are up and down 2% (e.g. if royalty rate parameter was originally set to 10% then we checked the Kadimastem value for this parameter’s values of 8% and 12%).

Based on the above DCF Analysis and sensitivity analysis, Moore determined that Kadimastem’s value is between $54 million and $88 million.

On the date immediately prior to the Merger, July 26, 2024, NLS’s closing price per share on the Nasdaq was $7.60, with a market capitalization of $25,203,492, and Kadimastem’s price per share on the Tel Aviv Stock Exchange was $1.47, with a market capitalization of $6,661,646.

At the time of rendering its opinion, Moore considered Kadimastem’s trading price on the TASE and market capitalization. On December 19, 2024, the time of Moore’s execution of its final opinion, Kadimastem’s market capitalization was $22,329,905 and its closing price per share was $3.161, each as calculated and converted from NIS to dollars based on a conversion rate of 3.645 NIS to 1 dollar on such day. However, due to reduced market liquidity on the TASE over the past twelve months (as a result of the war in the Middle East), Moore prepared its valuation of Kadimastem based on a DCF Analysis model.

Valuation of NLS

Moore based NLS’s valuation on NLS’s publicly available financial statements and its market capitalization and trading price on the Nasdaq. For the calculation of NLS’s fair value, Moore multiplied NLS’s total number of shares (3.6 million) by the November average share price ($3.62), resulting in a fair value of $13.0 million, which included both NLS’s legacy research and DOXA business. Moore then subtracted the estimated value of the Nasdaq shell (which was estimated at $6 million, compared to other Nasdaq shell company valuations conducted during recent years), resulting in a valuation of NLS’s legacy and DOXA businesses equal to $7 million. Moore then estimated the value of the DOXA business at $2 - $3 million (as NLS’s legacy business is expected to be divested following the Merger). NLS also has a cash balance of $4 million, significantly higher than measured Nasdaq shell companies’ cash balance, of about $1 million in average.

As a result, between the (i) conservative valuation of the NLS Nasdaq public shell ($6 million), (ii) the value of NLS’s DOXA business (between $2- $3 million) and (iii) an excess cash balance of $3 million at the closing of the Merger, Moore determined that for the Merger, NLS’s valuation is within the range of $11.0 million to $12.0 million.

Determination of Fairness of Exchange Ratio

In order to examine the fairness of the Exchange Ratio proposed in the Merger, Moore calculated the relative values of both companies, and then calculated each party’s relative part from the combined company (which was assumed to be at an aggregate value of Kadimastem and NLS).

Since Kadimastem was valued at $71.1 million (using Risk-Adjusted Net Present Value method) and NLS was valued at $11 million to $12 million (Using Market Value approach), the combined company was assumed to be at an aggregate value of $82.1 million to $83.1 million.

Therefore, Kadimastem’s relative part in the combined company’s value is 85%-86% while NLS’s relative part is 14%-15%. The proposed merger ratio is 85% for Kadimastem and 15% for NLS, which is almost the exact ratio determined from the valuations, and hence was found to be fair.

In its valuation reports, Moore has concluded that based on the DCF Analysis and the sensitivity analysis, the value of Kadimastem’s lies between $53.9 million and $88.7 million.

The compensation paid to Moore for the fairness opinion and valuation reports was $20,000. The study was performed by Tzach Kasuto, M.Sc. Kasuto is a partner at Moore. He has approximately 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in Economics and an MBA from Tel Aviv University, Israel. His areas of expertise include: company valuation, fairness opinions, common share valuations, purchase price allocations, employee stock option valuation, expert opinions, feasibility studies, and pricing analysis. In the last two years, there has been no relationship or understanding between Moore or its affiliates and Kadimastem or its affiliates, nor was any compensation paid or payable to Moore, other than in connection with the fairness opinion and valuation reports.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Moore. The preparation of a valuation reports and fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Moore believes that the foregoing summary and its analyses, together with reviewing the annexed valuation reports in detail, must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Moore with respect to the actual value of Kadimastem or NLS.

The order of analyses described does not represent the relative importance or weight given to those analyses by Moore. In arriving at its opinion, Moore did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Moore considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Moore are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Moore’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Companies.

Interests of NLS’s and Kadimastem’s Directors and Officers in the Merger

NLS’s directors and executive officers do not have interests in the Merger except for the fact that: Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger for a period of 12 months. Mr. Eric Konofal will continue to be a part-time officer of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Additionally, following the Merger, several agreements related to compensation for NLS’s officers and directors will go into effect, including:

•        The annual salary of Mr. Ronen Twito, Executive Chairman and CEO of Kadimastem of a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $398,797 (including social benefits) will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $445,714 upon the combined company completing a capital raise greater than $10 million following the Merger and a bonus payment, subject to the discretion of the board of directors. Under the employment agreement with Kadimastem, Mr. Twito received 157,995 RSUs to be settled into such number of Kadimastem Ordinary Shares as provided under the agreement, vested over a two-year period. The agreement includes acceleration provisions including at the Closing of the Merger. At the Closing of the Merger the unvested RSUs convert into RSUs of NLS, in accordance with the terms of the Merger Agreement. Under the employment agreement, upon the Closing of the Merger, Mr. Twito shall also be entitled to a bonus equal to the NIS equivalent of $100,000;

•        Mr. Kfir Molakandov’s, Kadimastem’s VP of Research and Development, annual salary will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $187,669, including social benefits;

•        Mr. Ariel Revel’s, Director of Medical Affairs of Kadimastem, annual salary will increase a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $93,835, including social benefits; and

•        Each director on the NLS Board (1) shall receive an annual amount of $25,000, payable quarterly, and a one-time option grant equal to 0.2% of the outstanding NLS Common Shares, with the initial vesting over three (3) years, with an exercise price equal to the market price at the Closing; and (2) will enter into indemnification agreements between NLS and members of the board of directors.

Additionally, Prof. Michel Revel, MD, Director and Chief Scientific Officer of Kadimastem and the beneficial owner of 1,313,877 Kadimastem Ordinary shares as of August 28, 2025, and Ronen Twito, Executive Chairman and CEO of Kadimastem, and beneficial owner of 367,332 Kadimastem Ordinary Shares as of August 28, 2025, will benefit directly from the exchange of their Kadimastem Ordinary Shares in exchange for shares of NLS resulting from the Merger.

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement and amendments thereto is attached as Annex A hereto, which is incorporated herein by reference. Holders of NLS Common Shares and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Merger. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Merger Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which may be subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. NLS does not believe that the disclosure schedules contain information that is material to an investment decision.

Form of the Merger

On November 4, 2024, NLS, entered into the Merger Agreement with Merger Sub and Kadimastem. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein upon the consummation of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Kadimastem, with Kadimastem continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NLS. The Merger will occur in the following order: (i) at the Effective Time, Kadimastem will be a wholly owned subsidiary of Merger Sub, and (ii) following the Effective Time, Kadimastem and Merger Sub will be combined in a statutory consolidation where Merger Sub will merge with and into Kadimastem, with Kadimastem continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NLS. In the Merger, all of the issued and outstanding Kadimastem Ordinary Shares immediately prior to the Effective Time shall no longer be outstanding and shall be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the terms of the Merger Agreement. The initial target share split resulted in Kadimastem shareholders holding approximately 85% and the Company holding approximately 15% on a fully diluted basis immediately following the closing of the Merger, or the Closing and the Initial Split. The final Exchange Ratio is subject to certain adjustments, including as a result of estimated cash of NLS and Kadimastem and estimated indebtedness of NLS, in each case as measured at the close of business on the day preceding the NLS Meeting. The Exchange Ratio and related share allocations will be recalculated pursuant to the adjustment mechanisms set forth in the Merger Agreement, and the resulting split may vary from the Initial Split based on these estimates and other specified factors. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

Merger Consideration

Pursuant to the terms of the Merger Agreement, each Kadimastem Ordinary Share will be exchanged for and converted into the NLS Common Shares constituting the Merger Consideration, without interest; provided, however, notwithstanding anything to the contrary contained in the Merger Agreement, in the event that the Measurement Date Indebtedness is greater than $0 and/or the Measurement Date Cash is less than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will exceed the anticipated and agreed 85% of all issued and outstanding shares; provided further, however, that in the event that the result of the Measurement Date Cash minus the Measurement Date Indebtedness is more than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration will be less than the target 85% of all issued and outstanding shares. No fractional NLS Common Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of NLS Common Shares to be issued to the holders of Kadimastem Ordinary Shares who would otherwise be entitled to receive a fraction of NLS Common Share. Under the Merger Agreement, any shareholder receiving NLS Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of NLS Common Shares equal to such NLS Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the NLS Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

The Exchange Ratio will be determined based on a formula that is expected to result in the Initial Split, subject to the adjustments as set forth in the Merger Agreement, including: (i) the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Measurement Date differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Measurement Date differs from the target of $0, (iv) valuation of NLS based on the product of (a) the closing price per share of the NLS Common Shares on the principal market or exchange on which the NLS Common Shares are traded on the Measurement Date multiplied by (b) the fully diluted NLS Common Shares outstanding as of the Measurement Date, and (v) the valuation of the combined company based on the quotient obtained by dividing (a) the NLS Valuation by (b) 0.15, which such valuation reflects the 15% target ratio share split. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate that application of the Exchange Ratio formula at the Closing will result in Kadimastem shareholders collectively holding approximately 83% and NLS shareholders holding approximately 17% of the outstanding NLS Common Shares on a fully diluted basis immediately following the Closing. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement.

Exchange Procedures

Pursuant to the terms of the Merger Agreement, prior to or at the Closing, NLS shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to NLS to act as the exchange agent in connection with the Merger, or the Exchange Agent, and enter into an exchange agreement, in a form reasonably acceptable to NLS, for the payment of the Merger Consideration. Prior to or substantially concurrently with the Effective Time, NLS shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Kadimastem Ordinary Shares (excluding certain Kadimastem Ordinary Shares as set forth in the Merger Agreement in respect of which NLS Common Shares shall be issued directly to the trustee appointed by Kadimastem) for exchange in accordance with the terms and conditions of the Merger Agreement through the Exchange Agent, the full number of NLS Common Shares, which shall be in uncertificated book-entry form, issuable as Merger Consideration. A full description of the exchange procedures with respect to the Kadimastem Ordinary Shares, including as such procedures relate to Kadimastem Ordinary Shares that were issued under Section 102 of the Ordinance and any Kadimastem equity awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance, and the issuance of the Merger Consideration can be found in the Merger Agreement.

In addition, several convertible loans issued by Kadimastem will be converted into equity securities of Kadimastem before Closing, including (1) a loan to Kadimastem from Alpha, in the amount of $1.2 million; and (2) a loan from Michel Revel in the amount of NIS 4.4 million. Under the Merger Agreement, any shareholder receiving NLS Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of NLS Common Shares equal to such NLS Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the NLS Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

Equity Awards and Warrants

Pursuant to the Merger Agreement, at the Effective Time, all the Kadimastem’s issued and outstanding equity awards, whether vested or unvested, shall be assumed by NLS and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance as set forth in the Merger Agreement. Subject to the terms of the relevant equity award, each Kadimastem equity award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such equity award, a number of NLS Common Shares equal to the number of NLS Common Shares (rounded down to the nearest whole share) that the holder of such equity award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Kadimastem Ordinary Shares immediately prior to the Effective Time as set forth in the Merger Agreement. All restrictions on the exercise of the assumed awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the assumed awards shall otherwise remain unchanged.

Withholding

Pursuant to the Merger Agreement applicable parties shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of NLS Common Shares or otherwise) pursuant to the Merger Agreement, including by way of a sale of a portion of NLS Common Shares on Nasdaq, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the any applicable law relating to taxes as determined by NLS. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid or issued, as applicable, to such persons in respect of which such deduction and withholding was made, and (ii) the applicable party shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of NLS, Merger Sub, and Kadimastem as of the date of the Merger Agreement and as of the date of the Closing. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to (x) Kadimastem and its Subsidiaries (taken as a whole), or (y) NLS and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on the business, assets, liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While NLS and Kadimastem do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about NLS, Kadimastem or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NLS and Merger Sub on the one hand, and Kadimastem on the other hand, and are modified by the disclosure schedules.

The Merger Agreement contains customary representations and warranties of NLS, Merger Sub and Kadimastem for a transaction of this type relating to, among other things:

•        organizational and qualification;

•        subsidiaries;

•        investments;

•        capitalization;

•        authority relative to this agreement;

•        recommendation;

•        Israeli securities filings;

•        financial statements;

•        information supplied;

•        consents and approvals;

•        no violations;

•        no default;

•        no undisclosed liabilities;

•        absence of changes;

•        litigation;

•        compliance with applicable laws;

•        environmental laws and regulations;

•        taxes;

•        intellectual property;

•        insurance;

•        certain business practices;

•        tangible personal property;

•        title;

•        sufficiency of assets;

•        material contracts;

•        grants, incentives and subsidies;

•        affiliates;

•        transactions with affiliates;

•        brokers;

•        employee benefits;

•        labor and employment matters;

•        indebtedness;

•        real property;

•        anti-takeover statutes;

•        no other representations; or

•        ownership of stock.

No Survival

No party’s representations, warranties or pre-Closing covenants will survive the Closing, and no party has any post-Closing indemnification obligations; provided, however, that NLS will hold, and will cause its representatives to hold, in confidence all documents and information furnished to it by or on behalf of Kadimastem pursuant to the Merger Agreement. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreements shall survive until fully performed.

Covenants of the Parties; Conduct of Business Pending the Merger; NLS Meeting

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (1) the provision of access to such party’s properties, books, other information and personnel; (2) notifications of certain breaches, consent requirements or other matters; (3) commercially reasonable efforts to consummate the Closing and obtain third party and regulatory approvals; (4) tax matters and tax rulings; (5) further assurances that the parties shall further cooperate with each other to consummate the Transactions; (6) public announcements concerning the Merger Agreement and the Transactions. In addition, the Merger Agreements contains covenants by NLS with respect to the performance of Merger Sub during the Interim Period and obtaining necessary Israeli Securities Authority Approvals.

Pursuant to the Merger Agreement, except with the prior written consent of from the other party, NLS and Kadimastem will and will cause each of their subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of NLS, Kadimastem or Merger Sub to consummate the transactions contemplated by the Merger Agreement, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Each of NLS and Kadimastem also agreed that it will not, without a prior written consent of the other party, (i) amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its subsidiaries, (ii) issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to any stock of any class or any other equity securities or equity equivalents, (iii) split, combine or reclassify any shares of its capital stock, (iv) enter into any contract with respect to the voting of its equity interests, (v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization (other than the Merger), (vi) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure, (vii) incur or assume any indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing indebtedness, (viii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (ix) change any of the accounting methods, principles, or practices used by such party, (x) make or change any material tax election, (xi) amend the terms of any equity plan and/or adopt any new plans and/or schemes with similar results, (xii) institute any legal proceeding, (xiii) fail to keep in force the insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the parties, or (xiv) make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. generally accepted accounting principles.

Pursuant to the Merger Agreement, NLS and its representatives are prohibited to authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives to, directly or indirectly through another person, (i) initiate, seek, solicit or knowingly encourage, or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the NLS Board determines in good faith that the failure to grant any waiver or release would be inconsistent with the NLS’s directors’ fiduciary duties under applicable law, NLS may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

Pursuant to the terms of the Merger Agreement, NLS was required, as of the date of the Merger Agreement, to immediately cease any existing discussions, negotiations and communications with any person relating to any acquisition proposal or acquisition inquiry and not provide and terminate any existing access of any third party to any data room (virtual or actual) containing any of NLS’s confidential information.

If NLS or any of its representatives, receives an acquisition proposal or acquisition inquiry prior to the closing of the Merger, then such party will (within one business day of such part becoming aware of such Parent Acquisition Proposal) advise Kadimastem orally and in writing of such Parent Acquisition Proposal (including the identity of the person making such acquisition proposal or acquisition inquiry, and the material terms of the Parent Acquisition Proposal).

Except as permitted by the terms of the Merger Agreement, NLS shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the recommendation by the NLS Board that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, in each case in a manner adverse to Kadimastem, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to the terms of the Merger Agreement) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the recommendation by the NLS Board that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, within ten (10) Business Days of being requested by Kadimastem to do so (subject to the terms of the Merger Agreement).

If, at any time prior to the receipt of the required vote by NLS’s shareholders the NLS Board receives a Parent Acquisition Proposal that NLS determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the NLS Board may (i) effect a Parent Adverse Recommendation Change (as defined in the Merger Agreement) or (ii) authorize NLS to terminate the Merger Agreement pursuant to the terms thereof in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on the Merger Agreement being terminated, which condition remains after NLS has used its reasonable best efforts to remove such condition, if (A) the NLS Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of NLS’s directors under applicable law; (B) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change or terminate the Merger Agreement; (C) if applicable, NLS has provided Kadimastem a copy of the proposed definitive agreements between NLS and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to the Merger Agreement, NLS shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate) with Kadimastem’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the NLS Board determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (E) no earlier than the end of such negotiation period, the NLS Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice delivered by NLS to Kadimastem still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law.

Other than in connection with a Parent Superior Proposal, prior to obtaining the required vote by NLS shareholders, the NLS Board may take any action otherwise prohibited by the terms of the Merger Agreement, but only in response to a Parent Intervening Event (as defined in the Merger Agreement) and only if (i) the NLS Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; (ii) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event; (iii) for a period of five (5) days following the delivery of such notice, NLS shall have discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate), with Kadimastem representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (iv) no earlier than the end of the negotiation period, the NLS Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable Law.

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both NLS’s shareholders and Kadimastem’s shareholders. NLS agreed, (i) as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from Kadimastem, and file with the SEC this proxy statement for the purpose of soliciting proxies from the shareholder of NLS to approve the Merger Agreement, the transactions contemplated thereby and related matters at a special meeting of NLS’s shareholders, (ii) deliver the merger proposal to the Swiss companies registrar within three (3) days from the calling of the NLS shareholders’ meeting, and (iii) cause a copy of the merger proposal to be delivered to NLS’s secured creditors, if any, no later than three (3) days after the date on which the merger proposal is delivered to the Swiss companies registrar. The Proxy Statement shall form a part of a registration statement of NLS relating to the registration under the Securities Act of the NLS Common Shares to be issued as the Merger Consideration. Pursuant to the terms of the Merger Agreement, following the execution and delivery of the Merger Agreement, and in accordance with applicable Nasdaq rules and Swiss law, NLS is required to hold a shareholder meeting in order to, among other things, approve the items set forth herein. In the event the required vote by NLS shareholders is not obtained at the a meeting of NLS shareholders, NLS shall continue to call and hold special meetings of its shareholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the required NLS shareholder vote until such vote is obtained.

In connection with the Closing, NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the NLS Board as of the Effective Time will resign and it is anticipated that Kadimastem’s executive officers and members of the Kadimastem Board as of the Effective Time will become NLS’s executive officers and members of the NLS Board, provided, however, that Mr. Alexander Zwyer shall not resign as a member of the NLS Board at the Effective Time and shall remain as a member of the NLS Board and, from the date of the Closing, until the date that is one year after the date of the Closing, the combined company shall not take any action to remove, or recommend the removal of Mr. Zwyer from the combined company’s board of directors without cause, and shall nominate for election and continue to recommend to its shareholders that Mr. Zwyer be elected to serve as a director of the combined company. As a condition to his continued service and re-appointment, Mr. Zwyer shall tender an irrevocable resignation letter effective upon the lapse of one year from the date of the Closing, subject to acceptance of his resignation by the NLS Board.

Subject to the preceding paragraph, it is expected that NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the NLS Board will resign as of the Effective Time, and it is anticipated that Kadimastem’s executive officers and members of its board of directors as of the Effective Time will become NLS’s executive officers and members of the NLS Board. For more information regarding the directors and executive officers of NLS following the Merger, please see the section entitled “Directors And Executive Officers Of NLS Following The Merger” in this proxy statement/prospectus.

Pursuant to the Merger Agreement, no later than 90 days after the Closing, NLS shall make all necessary preparations for the sale of the Legacy Assets and appoint a Board sub-committee, or the Legacy Sub-Committee, consisting of at least three (3) members of the NLS Board, which such sub-committee shall include the designated director identified by Mr. Zwyer, to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to dispose the Legacy Assets and liabilities of NLS as of the Effective Time, or the Legacy Sale. The Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing. The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by NLS or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of NLS or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any liabilities related to the Legacy Assets, shall be distributed to the CVR Recipients, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement. The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by NLS related to maintaining the intellectual property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient. Notwithstanding anything to the contrary contained in the Merger Agreement, unless NLS has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets, or unless otherwise determined by the NLS Board, NLS shall, beginning on the one-year anniversary of the Closing Date, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Pursuant to the Merger Agreement, the parties have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of NLS shall not survive the Merger and shall terminate as of the Closing. As of the Closing, NLS shall, at the Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, or the D&O Run Off Policy, with a reporting period of six years after the Closing, covering events, acts and omissions occurring before the Closing, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

Regulatory Approvals

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Shares are listed exclusively on Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Nonetheless, as a Swiss-based company, NLS is required to submit an application to the competent commercial register (Commercial Register of Zurich) and obtain approval for the resolutions passed at the NLS Meeting related to the matters concerning the Merger. This application will include the company’s new articles of association, which shall reflect the changes approved by the shareholders at the NLS Meeting. In the United States, NLS must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of NLS Common Shares and the filing of this proxy statement/prospectus with the SEC.

As a condition to closing of the Merger, the Merger Agreement sets forth that Kadimastem shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, NLS Common Shares will be offered to Kadimastem’s shareholders. As such, it is plausible to conclude that NLS is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, Kadimastem has requested that the ISA approve an exemption to the foregoing requirement given that NLS is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such, all relevant information is available to the Israeli public, and NLS shall continue to provide information in accordance with the Securities Act. Kadimastem’s request remains in process with the ISA. Pursuant to Kadimastem’s petition to the court, the court ordered that Kadimastem will convene a shareholders’ meeting for approval of the Merger. The court further subsequently approved the Merger under sections 350 and 351 of the Companies Law. In addition, in connection with the Merger, Kadimastem is in the process of obtaining a 103K Tax Ruling, from the tax authorities in Israel; both NLS and Kadimastem are required to comply with the provisions thereunder. Pursuant to the 103K Tax Ruling, shareholders of Kadimastem will sell their Kadimastem Ordinary Shares to NLS in exchange for NLS Common Shares, without the exchange being considered a tax event. The request for ruling has been submitted to the Israeli Tax Authority and is pending approval.

Kadimastem shareholders have approved the following matters in connection with the Merger:

1.      Approval of the Merger Agreement;

2.      Approval of Kadimastem delisting from trading on the Tel Aviv Stock Exchange Ltd. upon completion of the Merger.

3.      Approval of the subsequent listing of NLS on the Nasdaq in connection with the Merger;

4.      Approval of the eventual change of name and symbol of NLS on Nasdaq following the Merger;

5.      Approval of the participation in the purchase of a Run Off insurance policy of up to $200,000 for the officers and directors of NLS that are stepping down as directors and officers of NLS as part of the Merger;

6.      Approval of the purchase of directors and officers insurance for the combined company;

7.      Approval of the entering into a CVR Agreement as part of the Merger;

8.      Approval of the conversion of options and RSUs into equivalent securities with identical rights in NLS at the Closing;

9.      Approval of an amendment of the Kadimastem’s Articles of Association;

10.    Appointment of directors in the combined company to replace the current directors of NLS, who will conclude their terms upon completion of the Merger, in accordance with the provisions of the Merger Agreement, and approval of the terms of office for the new directors;

11.    Appointment and approval of the terms of office for Mr. Ronen Twito as CEO and Chairman of the NLS Board;

12.    Appointment, approval, and ratification of agreements with senior executives — Ariel Revel and Kfir Molakandov — for the period following the completion of the Merger; and

13.    To approve the conversion of the outstanding loans extended by Prof. Michel Revel as part of the Merger.

In addition, Kadimastem has also agreed to take all actions necessary or requested by NLS in order to delist Kadimastem Ordinary Shares from the TASE effective as of the Effective Time.

Governance of the Combined Company after the Merger

Articles of Association

The Articles of NLS will only be amended as set out in the matters proposed to the shareholders’ meeting to vote on. Subject to the provisions of Swiss law, the combined company may generally amend the Articles by a Simple Majority at a shareholders’ meeting.

Management; Board of Directors

Mr. Ronen Twito shall serve as the combined company’s CEO and Executive Chairman of the board of directors of the combined company. The CEO shall be entitled to appoint managers, clerks, employees and agents for the company, for permanent, temporary or special positions, as the CEO shall deem fit from time to time, and likewise the CEO shall be entitled to terminate the services of one or more of such persons from time to time and at any time, at his discretion. The CEO may determine the powers and duties of the such persons, as well as their compensation.

The current members of the Kadimastem Board will continue to serve as the members of the board of directors of Kadimastem post-Merger. Subject to the approval of Proposal 8 of the NLS Meeting, the board of directors of the combined company shall consist of Mr. Ronen Twito, who is also the nominated Executive Chairman of the board of directors of the combined company, Prof. Michel Revel, Mr. Olivier Samuel, Mr. Eran Iohan, Ms. Liora Oren, Ms. Tammy Galili and Mr. Alexander Zwyer.

At each annual ordinary shareholders’ meeting of the combined company, the term of office of all directors serving at that time shall end and new directors shall be elected, by a resolution adopted by a Simple Majority. Directors whose term of office has ended as aforesaid may be re-elected for an additional term. The board of directors may, by a resolution adopted by the board of directors, appoint an additional director or directors to the company, either to fill a position that has become vacant for any reason or as an additional director or directors, provided that the number of directors does not exceed six. Any vacancy, however created (whether by resignation, departure or otherwise, and/or otherwise with respect to any available position of office in case that the number of directors then in office is less than six (6)), shall continue until the next annual ordinary shareholders’ meeting. Subject to the provisions of Swiss law, the board of directors may delegate its powers to the committees of the board of directors, to its CEO, to an officer in the combined company, or to another person. The delegation of authority may be for a specific matter or for a specific period of time, all at the discretion of the board of directors.

Following the Merger, the rights of shareholders and corporate governance standards of Kadimastem prior to the Merger, while under Israeli law and while subject to Kadimastem’s Articles of Association, will differ following the Merger, when the combined company is subject to Swiss law and NLS’s articles of association effective as of the date of the Merger. Several key differences between Israeli and Swiss corporate governance are as follows:

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger
Authorized Share Capital	The authorized share capital of Kadimastem consists of 15,000,000 (fifteen million) ordinary shares with no par value.

The share capital of NLS consists of 4,908,034 common shares with a par value of CHF 0.03 each and 1,249,904 preferred shares with a par value of CHF 0.03 each. Additionally, the share capital includes 606,452 preferred participation certificates without voting rights, each with a par value of CHF 0.03.

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger
Authority to Convene a Special Meeting

The Kadimastem Board may convene a general meeting of shareholders at its discretion and upon the request of any of the following: (a) Two directors; (b) A quarter of the serving directors; (c) One or more shareholders holding at least 5% of the issued share capital and 1% of the voting rights in Kadimastem; (d) One or more shareholders holding at least 5% of the voting rights in Kadimastem.

The NLS Board may convene a general meeting of shareholders at its discretion and upon the request of any of the following: (a) The external auditor; (b) The liquidator of the company; (c) holders of debt securities. Additionally, 5% of NLS shareholders may convene a general meeting of shareholders.

Action by Shareholders Through Written Consent	Under the Israeli Companies Law, shareholders of a public company are not permitted to take action by written resolution in lieu of a meeting.	Under Swiss companies’ law, actions may be taken through written consent, provided that no shareholder has requested to hold a meeting.
Legal Quorum

According to Kadimastem’s Articles of Association, a legal quorum is formed when at least two shareholders, either in person or by proxy, are present, as long as the shares they hold or represent, amount to at least 25% of the total voting rights.

There is no quorum requirement under Swiss law or the articles of association of NLS.

If no quorum is present within half an hour of the scheduled meeting time, the meeting will be adjourned for one week, to the same day, time, and place, without further notice of the adjourned meeting, or to another date, time, and place determined by the Board of Directors in the notice of the general meeting. If no quorum is present at the adjourned meeting within half an hour of the scheduled time, the meeting will be held regardless of the number of participants. In the adjourned meeting, only matters included in the agenda of the original meeting may be discussed.

If the meeting was convened at the request of shareholders as stipulated by the Companies Law, the adjourned meeting will only take place if: (1) One or more shareholders holding at least 5% of the issued share capital and at least 1% of the voting rights in the company are present; or (2) One or more shareholders holding at least 5% of the voting rights in the company are present.

Notice of General Meeting	Under the Israeli Companies Law, notice of a special meeting, including the agenda and proposed resolutions, must be published at least 21 days before the meeting date.

Under Swiss law, notice of a special meeting must be published at least 20 days prior to the meeting. Additionally, NLS’s articles of association require that the auditor’s report and the annual report be provided at least 20 days before the annual general meeting.

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger

If the agenda includes certain resolutions as stipulated by the Israeli Companies Law (e.g., transactions with interested parties, approval of compensation policies, or deviations from them), the notice must be published at least 35 days before the meeting.

According to Kadimastem’s Articles of Association, notice of a general meeting must be published in at least two widely circulated daily newspapers published in Hebrew, prior to the meeting, in accordance with the number of days required by law. Aside from the notice in newspapers, Kadimastem is not required to provide notice of the meeting to either registered or non-registered shareholders. The notice must include the time, location, agenda, and all details required by law.

Adding Items to the Agenda of the General Meeting

Under the Israeli Companies Law, one or more shareholders holding at least 1% of the voting rights in the general meeting may request the Board of Directors to include an item on the agenda of the general meeting (provided the issue is suitable for discussion at the meeting), including the nomination of candidates for the Kadimastem Board. Such a request must be submitted within 7 days of the publication of the notice convening the general meeting or, if the notice was published 21 days before the meeting date, within 14 days from the publication of the notice. Each proposal must include the required information as stipulated by the Companies Law and Kadimastem’s Articles of Association.

Under Swiss law, shareholders holding at least 0.5% of the voting rights in NLS may request the Board of Directors to include an item on the agenda of the general meeting.
Amendment of Charter Documents

Subject to the provisions of the Israeli Companies Law, Kadimastem’s may amend its Articles of Association by a resolution passed at the general meeting by a simple majority, unless the Articles explicitly require a different majority for amending a specific clause. A resolution passed at the general meeting with the required majority (as stated in this clause or as required for amending a specific clause) that modifies provisions of the Articles or a specific clause will be considered an amendment of the Articles or the relevant clause, even if this is not explicitly stated in the resolution.

Under Swiss law, NLS may amend its constitutional documents by a resolution passed by a simple majority of shareholders. Certain amendments require supermajority.

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger
Number of Directors and Election of Directors

According to Kadimastem’s Articles of Association, the number of directors shall be no fewer than three and no more than six, including external directors, unless otherwise decided by a simple majority at the general meeting. Kadimastem must have at least two external directors, and their eligibility, selection process, terms of service, duration of service, and termination are governed by the provisions of the Israeli Companies Law.

At each annual general meeting, the term of all serving directors expires, and new directors are elected by a simple majority. If no directors are appointed at the annual meeting, the directors elected at the previous annual meeting will continue to serve. Directors whose terms have ended may be re-elected for additional terms. This provision does not apply to external directors.

Under the Israeli Companies Law, the board of a public company must include at least two external directors. External directors are elected by a majority of shareholders present and voting at the meeting, provided that either: (a) The majority includes a majority of votes from shareholders who are not controlling shareholders or have no personal interest in approving the appointment, excluding a personal interest unrelated to connections with the controlling shareholder, and abstentions are not counted; or (b) The total number of opposing votes among the shareholders mentioned in (a) does not exceed 2% of the total voting rights in the company.

Under the Articles of NLS, the number of directors shall not be fewer than three.

Directors are appointed at the annual general meeting of shareholders by a simple majority of the voting rights represented.

At the annual meeting, the chairman of the NLS Board and the members of the compensation committee are also elected.

Removal of Directors

According to Kadimastem’s Articles of Association, the general meeting may, at any time and by a simple majority resolution in a special meeting, remove any director, except for an external director, before the end of their term of office, provided the director is given a reasonable opportunity to present their position before the general meeting. Additionally, directors, other than external directors, may be removed from office upon the occurrence of any of the events specified in the Israeli Companies Law. The removal of external directors is subject to the relevant provisions included in the Companies Law.

Under Swiss law, the general meeting may, at any time, remove any director by a simple majority resolution, provided the decision was properly included in the agenda. Swiss law permits the company to stipulate in its Articles of Association that a special majority is required for such decisions.

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger
Limitation of Directors’ Liability

Israeli Companies Law permits companies to exempt an officeholder in advance from full or partial liability towards the company for damages caused to the company due to a breach of the duty of care (except for liability arising from a breach of the duty of care in relation to distributions), provided that the company’s Articles of Association include a provision allowing such an exemption. Kadimastem’s Articles of Association include such a provision.

Swiss law and NLS’s articles of association allow for the advance exemption of directors from liability, subject to them acting gross negligently (or, in some author’s view, negligently).
Rights to Inspect Company Books and Records and Shareholder Lists

At shareholder meetings, any shareholder is entitled to information from the Board on the affairs of the company and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to the company’s business secrets or other interests warranting protection.

Shareholders representing at least 5% of the share capital or votes have the right to inspect a company’s books. The Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Derivative Shareholder Suits	Class actions and derivative actions as such are available under the Israeli Companies Law.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the company. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

They will generally bear the burden of proof, with no pre-trial discovery or similar procedures being available.
In addition, under Swiss law, any claims by shareholders against the company must be brought exclusively in the competent courts at the registered office of the company in Switzerland.

	Shareholders’ Rights in Kadimastem in Accordance with Applicable Israeli Law and Kadimastem’s Articles of Association	Shareholders’ Rights of NLS in Accordance with Swiss Law and the NLS articles of association Effective as of the date of the Merger
Indemnification and Advance Exemption

As permitted by the Israeli Companies Law, Kadimastem’s Articles of Association provide that Kadimastem may agree, in advance or retroactively, to indemnify any officeholder for liabilities or expenses incurred in their role as an officeholder.

Additionally, the Kadimastem may purchase insurance to cover the liability of any officeholder resulting from the following: (a) Breach of the duty of care towards Kadimastem or any other person; (b) Breach of fiduciary duty towards Kadimastem, provided the officeholder acted in good faith and had reasonable grounds to believe the action would not harm Kadimastem’s interests; (c) Financial obligations imposed on the officeholder in favor of another person concerning actions performed in their role as an officeholder; (d) Expenses, including reasonable litigation costs and attorneys’ fees, incurred in connection with administrative enforcement proceedings; (e) Payment to a victim of a violation as stipulated under the Securities Law. The Companies Law specifies that these indemnification and insurance provisions do not apply in cases of: (a) Breach of fiduciary duty towards Kadimastem unless the officeholder acted in good faith and had reasonable grounds to believe their action would not harm Kadimastem’s interests; (b) Breach of the duty of care performed intentionally or recklessly, excluding cases of negligence; (c) Acts performed with the intent to derive unlawful personal gain; (d) Fines, civil penalties, monetary sanctions, or ransom payments imposed on the officeholder.

Under Swiss law, fundamental legal principles require companies to indemnify their employees for expenses and losses incurred in the normal course of their duties. However, indemnification for directors and officeholders is not permissible under Swiss law in cases where the damage resulted from intentional misconduct or gross negligence (or according to some views negligence).

NLS is a foreign private issuer and, as such, is eligible for an exemption from certain Nasdaq corporate governance requirements that apply to issuers that are not foreign private issuers. Differences between Swiss laws and Nasdaq corporate governance requirements:

SEC rules require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with Nasdaq rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by Nasdaq rules for U.S. domestic registrants. In accordance with Swiss law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq rules, with respect to the following requirements:

•        Composition of the board of directors.    Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

•        Quorum.    In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•        According to Swiss law, for the approval of the management report and the annual financial statements, the Company’s auditor must be present at such a general meeting of shareholders, unless the general meeting of shareholders waives such attendance by unanimous decision.

•        Proxy Solicitations.    There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy. According to Swiss Law, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted for listed companies. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

•        Share Issuances.    Pursuant to Swiss law, prior to our initial public offering, we opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. Due to the revision of Swiss corporate law, effective January 1, 2023, or the Revision, we implemented the capital band (Kapitalband) in lieu of the existing authorized capital. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

•        Compensation, Nomination and Governance Committee.    Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee’s responsibilities in a company’s articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, senior management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

•        Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we are subject to the “Say on Pay” Rule in accordance with Swiss law. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. Furthermore, pursuant to Swiss law, severance, certain compensations in connection with non-competes, advances, transaction premiums and similar payments to senior management and director are prohibited.

•        Code of Business Conduct and Ethics.    Pursuant to Swiss law, we adopted a code of business conduct and ethics applicable to all of our directors, senior management and employees, which may not comply with the requirements of Nasdaq Listing Rule 5610.

Conditions to the Consummation of the Merger

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived. Such conditions include:

The following mutual conditions of the parties unless waived:

•        the Merger Agreement and the Merger shall have been approved and adopted by the shareholders of NLS, Kadimastem and Merger Sub;

•        receipt of requisite consents from governmental authorities to consummate the Transactions (as defined in the Merger Agreement), and receipt of specified requisite consents from other third parties to consummate the Transactions;

•        the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

•        the effectiveness of the proxy statement, and, if applicable, the registration statement shall have been declared effective by the SEC;

•        the Boards and the board of directors of each Kadimastem shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

•        the parties shall have made all the Required Filings (as defined in the Merger Agreement);

•        NLS shall have taken all necessary actions to effectuate a reverse stock split of NLS Common Shares, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of NLS Common Shares post such stock split;

•        NLS shall have obtained the all the Israeli related exemptions and consents;

•        except as agreed upon by the parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

•        applicable tax ruling shall have been approved by the Israeli Tax Authorities;

•        except as agreed upon by the parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect; and

•        NLS shall have submitted the required Nasdaq notifications in accordance with Nasdaq rules and Nasdaq shall not have objected to such notifications on or prior to the Closing Date, as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration.

Unless waived by NLS, the obligations of NLS and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•        the representations and warranties of Kadimastem shall be true and correct as of the Closing (subject to Material Adverse Effect);

•        Kadimastem shall have performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        the absence of any Material Adverse Effect with respect to Kadimastem, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        the D&O Run Off Policy shall be in effect;

•        a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by the Merger Agreement;

•        Kadimastem shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least $3,500,000, subject to adjustment based on the proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement. Kadimastem satisfied the Investment Proceeds Adjustment and will therefore not be required to have cash at Closing;

•        Kadimastem shall have received tax rulings in form and substance reasonably acceptable to NLS; and

•        Kadimastem shall have provided evidence reasonably satisfactory to NLS that Kadimastem Ordinary Shares shall have been delisted from the TASE effective as of the Effective Time.

Unless waived by Kadimastem, the obligations of Kadimastem to consummate the Merger are subject to the satisfaction of the following additional conditions:

•        the representations and warranties of NLS and Merger Sub shall be true and correct as of the Closing (subject to Material Adverse Effect);

•        NLS and Merger Sub shall have performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        the absence of any Material Adverse Effect with respect to NLS, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        NLS shall have paid off, redeemed or satisfied all of its Vendor Indebtedness;

•        NLS shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

•        Nasdaq shall have rescinded its notice to NLS as to NLS’s failure to satisfy Nasdaq criteria for listing and trade thereon. On October 29, 2024, the Company updated that NLS announced on October 28, 2024, that it had received final approval from Nasdaq confirming that it meets the requirements to continue trading;

•        NLS shall have at least $600,000 in gross funds (including cash in any of its bank accounts);

•        The (i) directors of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Zwyer), (ii) officers of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Konofal who shall remain in a part-time position with NLS), (iii) the executive officers of Kadimastem immediately prior to the Effective Time shall be appointed as executive officers of NLS, and (iv) NLS shall have convened the shareholder meeting and shall have elected Kadimastem’s Board members as members of the NLS Board, effective as of the Effective Time; and

•        NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

Completion and Effectiveness of the Merger

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the closing of the Merger will occur or if it will occur at all.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•        By mutual written consent of NLS and Kadimastem;

•        by either NLS or Kadimastem if any of the conditions to Closing have not been satisfied or waived by October 31, 2025;

•        by either NLS or Kadimastem if the other party shall have breached, or failed to comply with, any of its covenants or obligations under the Merger Agreement or any representation or warranty made by such party (or, in the case of NLS, Merger Sub) shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect such that certain conditions set forth in the Merger Agreement would not be satisfied and such breach shall not have been cured (or is not capable of being cured) as set forth in the Merger Agreement;

•        by either NLS or Kadimastem of the other party’s uncured breach (subject to certain materiality qualifiers);

•        by either NLS or Kadimastem if the NLS shareholder meeting is held and the NLS shareholders’ approval is not received;

•        by either NLS or Kadimastem if the Kadimastem shareholder meeting is held and the Kadimastem shareholders’ approval is not received; or

•        by NLS in the event NLS accepts a Parent Superior Proposal.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for (i) liability for any willful breach of the Merger Agreement prior to such termination and (ii) in the event that NLS terminates the Merger Agreement to enter into a definitive agreement providing for a Parent Superior Proposal, NLS shall pay to Kadimastem an amount equal to $10,000,000 plus NLS Operating Expenses plus Transaction Expenses.

Governing Law

Except to the extent that the laws of the State of Israel apply in respect of the procedural aspects of the Merger, the Merger Agreement is governed by laws of the State of Delaware. Resolution of any dispute arising under the Merger Agreement shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association.

Nasdaq Capital Market Listing

NLS Common Shares and traded warrants trade on Nasdaq under the symbols “NLSP” and “NLSPW”, respectively. NLS has agreed to use its reasonable best efforts to maintain its existing listing on Nasdaq, and to obtain approval for listing on Nasdaq of the securities of NLS that Kadimastem’s shareholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

NLS has filed a listing of additional securities application with Nasdaq, as required by Nasdaq to effect the issuance of NLS Common Shares in connection with the Merger or upon exercise of options or warrants or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares that will be assumed by NLS in connection with the Merger. If such application is accepted, NLS anticipates that its securities will be listed on the Nasdaq following the closing of the Merger and, subject to approval of Proposals 1, 2, 4, 6, 8, 12 and 13 in the NLS Meeting, will trade under NLS’s new name, NUCLEX AG under the symbols “NCEL” and “NCELW” for its Common Shares and traded warrants, respectively.

Anticipated Accounting Treatment

The most recent financial information available for NLS for the twelve months ended December 31, 2024, has been prepared in accordance with U.S. GAAP. The most recent financial information available for Kadimastem for the twelve months ended December 31, 2024 has been prepared in accordance with IFRS, as issued by the IASB.

The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger. Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes, and Kadimastem is to be the accounting acquirer based upon the terms of the Merger Agreement and other factors, including: (i) the expectation that Kadimastem shareholders will own approximately 80-85% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. Therefore, Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are expected to have the majority voting rights of the combined company.

CERTAIN RELATED AGREEMENTS

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, or the Ancillary Agreements, but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements. NLS shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Support Agreements

On or prior to the execution of the Merger Agreement, NLS entered into Support Agreements with certain shareholders of NLS pursuant to which each Supporting Person has agreed, among other things, to vote its NLS Common Shares in favor of the Merger at meetings of the NLS’s shareholders convened to approve the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the date that the NLS shareholder resolutions are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of the Support Agreement by NLS to the Supporting Person, and (d) 365 days from the effective date of the Support Agreement.

The Support Agreements contains a number of representations and warranties by Supporting Person, severally not jointly, as of the respective effective dates of the Support Agreements. The representations and warranties made by the Supporting Persons are customary for transactions similar to the Transactions. The Support Agreements also contains certain customary covenants by the Supporting Persons during the period between the effective date of the Supporting Agreement and the termination of the Supporting Agreement, including: (i) appointing NLS and any designee of NLS, and each of them individually, until the termination date (at which time the proxy shall automatically be revoked), as the Supporting Person’s proxy and attorney-in-fact, with full power of substitution and resubstitution, (ii) undertaking not grant any proxies or powers of attorney, deposit any covered shares into a voting trust or enter into a voting agreement with respect to any covered shares or knowingly take any action that would have the effect of preventing or disabling such Supporting Person from performing its obligations under the Support Agreement, and (iii) any additional NLS Common Shares or other voting interests with respect to NLS acquired after such Supporting Person’s execution of its respective Support Agreement, without further action of the parties, shall be deemed covered shares and subject to the provisions of the Support Agreement.

CVR Agreement

Prior to the Closing, NLS will enter into the CVR Agreement with the Rights Agent, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets. Pursuant to the Merger Agreement, NLS shall create and issue CVRs relating to the CVR Agreement to the record holders of the outstanding NLS Common Shares as of immediately prior to the Effective Time, to the record holders of the outstanding Preferred Shares (as defined in the CVR Agreement), as of immediately prior to the Effective Time and to the same extent as if such record holders had held the number of NLS Common Shares acquirable upon complete conversion of the Preferred Shares held by such holders into NLS Common Shares, to the record holders of the outstanding Preferred Certificates (as defined in the CVR Agreement), as of immediately prior to the Effective Time and to the same extent as if such holders had held the number of NLS Common Shares acquirable upon complete conversion of the Preferred Certificates held by such holders into NLS Common Shares, and to the holders of the outstanding warrants and pre-funded warrants of NLS, as of immediately prior to the Effective Time and to the same extent as if such holders had held the number of NLS Common Shares acquirable upon complete exercise of the warrants held by such holders, in each case as determined in accordance with the conversion or exercise terms then in effect under the applicable governing instruments. The record holders of the outstanding NLS Common Shares and Preferred Shares as of immediately prior to the Effective Time and the holders of the outstanding warrants of NLS as of immediately prior to the Effective Time are referred to herein, collectively, as the Holders.

CVRs shall be issued and distributed by NLS in the form of a dividend, in connection with the Merger, to each Holder. Notwithstanding anything to the contrary, the CVR Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement, if signed prior to the Closing. One CVR shall be issued to each Holder for each share of NLS Common Shares beneficially owned by such Holder as of immediately prior to the Effective Time, including (i) each NLS Common Share issuable upon conversion of any Preferred Shares (as defined in the CVR Agreement) and/or Preferred Certificates (as defined in the CVR Agreement) held by such Holder and (ii) each NLS Common Share issuable upon exercise of any warrants and/or pre-funded warrants held by such Holder, in each case to the extent outstanding and held by such Holder as of immediately prior to the Effective Time. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than set forth in the CVR Agreement. Any purported transfer of a CVR other than permitted transfer as set forth in the CVR Agreement will be null and void ab initio.

Pursuant to the CVR Agreement, a “permitted transfer” means, with respect to any Holder, a transfer of one or more of a Holder’s CVRs to (i) a Holder’s immediate family member (spouse, child or parent), (ii) one or more trusts established in whole or in part for the benefit of a Holder, (iii) one or more entities that are controlled by a Holder in which control means ownership of at least 50% of the equity interests there and the right to appoint or elect a majority of the board of directors of such entity, or (iv) a corporate owning, owned by or under common ownership with such Holder. All costs and expenses related to any transfer of the VRS, including the cost of any transfer tax, will be the responsibility of the transferor.

Upon the occurrence of sale or disposition of all or any part of the Legacy Assets (the CVR Transaction), and in any event within 30 days after the occurrence of the CVR Transaction, NLS will deliver to the Rights Agent a certificate certifying that the Holders are entitled to receive a corresponding CVR payment in cash of any CVR payment amount that sets forth, in reasonable detail, the calculation of the applicable CVR payment amount, together with reasonable supporting documentation for such calculation. Within 30 days after receipt of such certificate, the Rights Agent shall deliver to the Holders a copy of the certificate. NLS will, within 30 days following the date of such certificate, pay the aggregate applicable CVR payment amount by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will then distribute to each Holder a pro rata share of such CVR payment amount based on the number of CVRs held by the Holder as reflected on the CVR register on the date of the certificate or the date of final determination pursuant to the CVR Agreement. Pursuant to the Merger Agreement, there is no minimum price regarding proceeds from the sale of the Legacy Assets, and the Legacy Sub-Committee will oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to conduct the Legacy Sale. Pursuant to the CVR Agreement, NLS is also entitled to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, after which the Holders will not be entitled to any kind payment under the CVR Agreement. If NLS decides to abandon the planned sale of the Legacy Assets, NLS will deliver to the Rights Agent a certificate stating that no CVR payment amount is due, and the Rights Agent will deliver such certificate to each Holder within 3 business days of the Rights Agent’s receipt of such certificate. In such a case, the Holders will have no right to receive a CVR payment, and NLS and the Rights Agent will have no further obligations with respect to any CVR payment.

Pursuant to the CVR Agreement, the CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder, except as specifically provided in the CVR Agreement. The CVRs shall not represent any equity or ownership interest in NLS or in any constituent company to the Merger. The rights of the Holders and the obligations of NLS are contract rights limited to those expressly set forth in the Merger Agreement and the CVR Agreement, and such Holders’ sole right to receive property thereunder is the right to receive cash received from the sale of the Legacy Assets, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and the CVR Agreement. A CVR shall not constitute a security of NLS.

The CVR Agreement contains a number of covenants and the covenants made by NLS are customary for transactions similar to the CVR Transaction.

Pursuant to the CVR Agreement, if an event of default occurs and is continuing or uncured, then the Rights Agent, or either party upon the written request of the majority of the Holders, may bring legal action to protect the rights of the Holders, including action for payment of amounts due, for damages or for injunctive relief. In any such action, the Rights Agent shall be deemed to represent all Holders. Amounts collected by the Rights Agent in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Rights Agent and the balance shall be distributed to the Holders.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for NLS and Kadimastem on a stand-alone basis and pro forma combined per share information after giving effect to the Merger.

The pro forma combined value information reflects the Merger as if it had occurred on December 31, 2024, and is computed by multiplying the historical number of Kadimastem by the Exchange Ratio.

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies combined during the periods presented, nor to project the combined company’s results of operations or earnings per share for any future date or period. The pro forma combined shareholders’ equity per share information below does not purport to represent what the value of NLS and Kadimastem would have been had the companies been combined during the periods presented.

The unaudited pro forma book value information reflects the Merger as if occurred on December 31, 2024. The weighted average shares outstanding and net earnings per share information reflect the Merger as if it had occurred on December 31, 2024.

	NLS (Historical)	Kadimastem (Historical)	Pro Forma Combined(2)
As of and for the twelve months ended December 31, 2024 for NLS and Kadimastem
Book value per share(1)	$(8.84)	$(0.52)	$0.41
Weighted average outstanding shares (basic and diluted)	1,048,632	4,193,689	39,385,272
Weighted average loss per share (basic and diluted)	$(1.94)	$(0.03)	$(0.16)

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(1)      Book value per share is calculated using the formula: total shareholders’ equity from the balance sheet as of December 31, 2024 divided by shares outstanding as of December 31, 2024.

(2)      The pro forma combined numbers include the adjustments according to Kadimastem’s and NLS’s Unaudited Pro Forma Condensed Combined Balance Sheets as presented in this proxy statement/prospectus on page 269.

NLS BUSINESS

History and Development of the Company

NLS was incorporated on June 10, 2015, as a Swiss limited company.

In 2016, NLS acquired several patents from Assistance Publique — Hopitaux de Paris, or AP-HP, in France, including for NLS’s lead compound mazindol. Since the founding of NLS, NLS has assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. NLS’s Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical industry, including global roles in business development, sales and marketing, medical as well as regulatory affairs, and general management. NLS complements its management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of its current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

NLS’s registered office and principal executive offices are located at The Circle 6, 8058 Zurich, Switzerland. NLS’s telephone number in Switzerland is +41.44.512.2150 and its website address is https://nlspharma.com. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. NLS’s filings with the SEC are available to the public through the SEC’s website at www.sec.gov. The information contained on, or that can be accessed through, NLS’s website or the SEC website is not part of this proxy statement/prospectus. The website address has been included in this proxy statement/prospectus solely as an inactive textual reference.

NLS is an EGC. As such, NLS is eligible to, and intends to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. NLS could remain an EGC for up to five years, or until the earliest of (a) the last day of the first fiscal year in which NLS’s annual gross revenues exceeds $1.235 billion, (b) the date that NLS becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of NLS Common Shares that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, or (c) the date on which NLS issued more than $1 billion in nonconvertible debt during the preceding three-year period.

NLS is a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. NLS’s status as a foreign private issuer also exempts it from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, NLS is not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Starting the last quarter of 2023, NLS began to adjust its workforce, primarily comprised of consultants. On March 20, 2024, NLS announced that it had secured Exclusive Global License for Next-Generation Non-Sulfonamide Dual Orexin Agonist Platform. On March 22, 2024, NLS announced the closing of $1.75 Million Registered Direct Offering. After the consummation of the Merger, NLS’s principal executive office will remain at The Circle 6, 8058 Zurich, Switzerland, Tel: +41.44.512.2150.

Business Overview

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders with unmet medical needs. NLS’s lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release, or ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). NLS believes that this dual mechanism of action will also enable mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. NLS is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. NLS’s dual development strategy is designed to optimize the outcome of its clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, NLS believes, exists with respect to the development of its lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following and subject to the Closing, NLS shall work diligently to dispose of any Legacy Assets, including, Quilience, Nolazol and all other product candidates, but excluding the DOXA platform. The DOXA platform includes AEX-041. It is important to note that AEX-041 is currently in the preclinical stage of development. This means that the candidate is undergoing early laboratory studies to evaluate its safety profile and pharmacological properties, and it has not yet been tested in human clinical trials. Consequently, its efficacy, safety, and potential for regulatory approval remain subject to further research and development. It is expected that the proceeds from any such disposition will be distributed to the Holders as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein.

NLS’s discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and, it believes these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. NLS recently announced pre-clinical results of NLS-4, NLS’s next-generation wake-promoting drug candidate, for the chronic fatigue syndrome, or CFS, associated with the symptoms of Long-COVID, also known as Chronic Fatigue caused by COVID -19 infection.

NLS’s current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by EDS) and complex neurodevelopmental disorders, and includes its lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and its follow-on candidate Nolazol, for the treatment of ADHD. NLS initiated its clinical development with a Phase 2 clinical trial in the third quarter of 2021, in adult patients with narcolepsy. NLS published positive interim top-line results from its Phase 2 clinical trial in March 2022. As a result, NLS intends to apply for expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as PRIME. NLS has completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, NLS may initiate Phase 3 clinical trials after NLS receives approval to commercialize Quilience. NLS also intends to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following its current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, NLS intends to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market not for safety nor for efficacy reasons (Docket n° FDA-2007-P-0326) but for commercial. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. NLS has entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol pre-clinical, non-clinical and clinical data and to Sanorex (mazindol) NDA in the U.S., and non-exclusive rights of mazindol in the rest of the world, except Japan and intends to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the Sanorex (mazindol) NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

NLS believes that its lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

•        Mechanism of action.    If approved today, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

•        Low potential for abuse and misuse and diversion.    Mazindol is still listed as a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence.” Unlike sodium oxybate (a Schedule III controlled substance), the top-selling medication for narcolepsy in the United States with over $ 2 billion in annual revenues, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

•        Quilience is expected to be administered as a monotherapy.    Narcolepsy is a complex spectrum disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

•        Quilience is expected to have minimal drug interactions.    Based on the results of five in vitro metabolism studies, Mazindol ER has a very low potential for drug interactions In the lab, mazindol did not interact with any of the enzymes that metabolize drugs in humans. Its metabolism was also not influenced by any well-known enzyme inhibitors or stimulants. One of its metabolites (representing less than 12% of mazindol) showed some interactions with a minor metabolic enzyme named P-glycoprotein (Pgp) and this interaction will be further investigated in humans. Nevertheless, mazindol showed significantly less interactions with metabolic enzymes than any other narcolepsy treatment.

•        Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening.    Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt night-time sleeping and provide full day coverage of symptoms. NLS believes that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes NLS’s proprietary extended-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

Leveraging its scientific insights and direct hands-on clinical experience, NLS is developing compounds that it believes have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are agents that differ significantly from available treatments in their apparent dual mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that blocks serotonin, norepinephrine, and dopamine transporters, they also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control, while also improving regulation of executive function and inhibitory control which would provide both “top down” and “bottom up” regulation of the brain. Orexin neurons (located in a part of the brain known as the hypothalamus) are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood throughout the cerebral cortex, and as such, the orexin system is a central promoter of wakefulness. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of NLS’s knowledge, no currently available medication for ADHD or for the treatment of EDS and cataplexy, the two main symptoms associated with narcolepsy, has effects on the orexin system. In addition to narcolepsy and ADHD, NLS believes that its product compound, Mazindol ER, may have therapeutic potential across a range of diverse CNS conditions such as RLS, IH, OSA, Kleine-Levin-syndrome, daytime sleepiness due to myotonic dystrophy Type 1 (DM1) and Prader Willi Syndrome, given the mechanism of action.

Relationship Between Narcolepsy and ADHD

Narcolepsy and psychiatric disorders have a significant but unrecognized relationship in which the two can coexist. However, narcolepsy is frequently misdiagnosed initially as a psychiatric condition, contributing to the protracted time for accurate diagnosis and treatment. Narcolepsy is a disabling neurological condition that carries a high risk for development of social and occupational dysfunction. Deterioration in function associated with narcolepsy may lead to the secondary development of psychiatric symptoms and inversely, the development of psychiatric symptoms can lead to the deterioration in function and quality of life. The overlap in treatments may further enhance the difficulty to distinguish between diagnoses.

ADHD is the most common neurobehavioral disorder characterized by symptoms of inattention, impulsivity and hyperactivity with an estimated prevalence rate of approximately 4-12% worldwide, as reported by the paper, “Understanding Attention Deficit/Hyperactivity Disorder from Childhood to Adulthood,” by Drs. Timothy E. Wilens and Thomas J. Spencer. On the surface, ADHD may appear to be the opposite of narcolepsy; however, there may actually be significant clinical similarity between the two. Cumulative data about sleep problems in children and adolescents with ADHD has shown that children with ADHD have had a higher rate of restless sleep, impaired sleep, and daytime sleepiness than children without ADHD. However, it is unclear whether EDS in ADHD is due to nocturnal sleep disturbances or primary vigilance disorders because shorter sleep onset latency is assessed by the Multiple Sleep Latency Test, or MSLT (an objective physiologic measure of sleepiness), in ADHD, rather than in the control group irrespective of the presence/absence of sleep disturbances.

On the other hand, problems with sleep may represent an intrinsic component of ADHD. The presence of ADHD symptoms in children and adolescents with narcolepsy has been found to be about two-fold higher than in the general control population and adults with narcolepsy have been found to have a much greater likelihood of having a diagnosis of ADHD in childhood compared to the general control population. Hyperactivity seen in ADHD may, in fact, be a compensatory response for individuals who are under-aroused or sleepy and ADHD symptoms contribute to poor quality of life and increased frequency of depressive symptoms, similar to narcolepsy. To the best of NLS’s knowledge, almost all of the treatments used in ADHD have mechanistic overlap with treatments used in narcolepsy for EDS and researchers suggest that the symptoms of EDS, fatigue, and sleep fragmentation may be the cause for ADHD symptoms, which is consistent with similar findings in other hypersomnia disorders.

Business Strategy

NLS’s goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as Central Disorders of Hypersomnolence (which include narcolepsy as well as IH) and ADHD. As NLS navigates the competitive landscape of its industry, while focusing on development of its product candidates, NLS also intends to continually seek out-licensing and asset sale transactions that it believes will allow it to drive greater value for its shareholders. The key elements of NLS’s business strategy are to:

•        globally develop Quilience for narcolepsy in adults (lead project);

•        pursue new indications beyond narcolepsy (e.g., Quilience in IH) (follow-on projects); and

•        explore expansion of NLS’s growing product pipeline either through in-house innovation or in-licensing.

NLS’s Portfolio and Lead/Follow-On Product Candidates

Quilience for Treatment of EDS and Cataplexy in Narcolepsy (Lead Product Candidate)

Narcolepsy is a rare chronic primary sleep disorder characterized by two main symptoms:

•        EDS:    This symptom is the inability to stay awake or alert throughout the day and, in general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, lack of energy and concentration, memory lapses, depressed mood, and/or extreme exhaustion.

•        Cataplexy:    This symptom consists of a sudden loss of muscle tone that leads to muscle weakness and a loss of voluntary muscle control, while being fully conscious. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because a large portion remain undiagnosed and/or because of inadequate treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate franchise (Xyrem/Xywav), although marketed with significant limitations impeding its use, generated revenues of over $2.0 billion in 2022 according to Jazz Pharmaceuticals’ 2022 full year financial results issued on March 1, 2023. On October 15, 2024, CoherentMI published a report titled “Narcolepsy Market Outlook 2024 – 2031,” which estimated that the global narcolepsy market would be valued at approximately $ 2.53 billion in 2024, and projected it would grow to $ 4.68 billion by 2031, reflecting a CAGR of 9.3% over the forecast period.

As partial agonist of the OX2R and a triple monoamine reuptake inhibitor, NLS believes that Quilience reflects a unique mechanism of action to address the shortcomings of the approved medications and the unmet needs of patients. Quilience is being designed as an oral, once-daily treatment, intended for long-term use. Through the use of mazindol in Quilience and the expected benefits of NLS’s proprietary controlled-release formulation, NLS hopes that regulatory agencies will conclude that Quilience has a desirable balance of efficacy, safety and tolerability to support marketing authorization.

NLS also anticipates developing additional mazindol based ER product(s) for broader hypersomnia indications, such as IH, where there is a critical unmet need and no currently approved treatments available, in addition to other disorders, such as neurocognitive disorders implicated by EDS.

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, NLS has been granted formulation patents in several countries including the U.S., Europe, Canada and South Korea for its proprietary ER formulation, which provide patent protection through 2037.

After obtaining an IND approval mid-2021, NLS initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022. On January 30, 2023, NLS announced the completion of an open label extension study with Quilience(R) (Mazindol ER) for the treatment of narcolepsy. On March 27, 2023, NLS announced open label extension study six-month data for Quilience(R) (Mazindol ER) in the treatment of narcolepsy Type 1 and Type 2.

As a result of the subsequent open label extension, or OLE, interim data results discussed more fully below, NLS intends to pursue an expedited development program with the FDA under the Breakthrough Therapy and Fast Track designation programs, as well as potentially a similar program, PRIME, with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. NLS believes Quilience may qualify for these programs based on (i) positive real-world evidence, namely, previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under France’s Authorization Treatment Use program for 17 years in patients who failed to respond or could not tolerate the available approved treatments, (ii) its dual mechanism of action as a serotonin-norepinephrine-dopamine reuptake inhibitors, or SNDRI, and partial OX2R agonist, which NLS believes are crucial in addressing the underlying symptoms of both EDS and cataplexy, providing a pharmacological profile targeting multiple CNS pathways, and (iii) the limited availability of treatments that successfully treat both cataplexy and EDS in narcolepsy.

Additionally, NLS is planning to leverage the demonstrated biological activity of the active molecule in Quilience to further expedite the clinical development, as well as drawing on the data from its ADHD program to support its clinical development efforts of Quilience and the FDA’s previous approval of mazindol (in its immediate release form in the pharmaceutical product “Sanorex®,” as manufactured and distributed by Novartis (through its Sandoz division) as safe in the management of exogenous obesity through the 505(b)(2) regulatory pathway. In March 2021, NLS entered into a license agreement with Novartis Pharma AG, whereby NLS obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, NLS has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex® NDA with non-U.S. regulatory agencies in the licensed territories.

NLS believes that previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under a regulatory authorized CUP in France for 17 years in patients who failed to respond or could not tolerate the available approved treatments, supports its development of Quilience. NLS believes this positive real-world evidence in improving both EDS and reducing cataplexy demonstrates the potential for Quilience to be a treatment for patients suffering from narcolepsy, and notably, also the potential to provide an alternative treatment for patients who have not had a successful outcome with approved treatments, such as sodium oxybate, modafinil, methylphenidate-based, and amphetamine-based products.

In most patients, narcolepsy is caused by the permanent loss of orexin (also called hypocretin), which has been identified as the major regulator in the brain that modulates the stability of the sleep-wake cycle. Individuals with narcolepsy often emphasize that their symptoms go beyond falling asleep during the day and report feeling chronically tired, fatigued, or sleep deprived and also struggle with cognitive difficulties that interfere with their ability to perform at work or school and devastating cataplexy attacks that can be debilitating and frightening. These impairments are associated with an increased risk of accidents, trauma, and difficulties in maintaining personal relationships. The economic burden of narcolepsy is also extensive and people with narcolepsy have above-average rates of health care visits, medication use, and unemployment, and those employed have lower income levels. According to the Narcolepsy Network, narcolepsy affects an estimated 1 in every 2,000 people in the United States, which equates to 150,000 to 200,000 patients in the United States and 3 million worldwide; however, it is estimated that only 25% of those living with narcolepsy have been diagnosed and are receiving treatment. Most people with narcolepsy begin having symptoms in their teenage years, but the diagnosis is usually not made until adulthood, suggesting that narcolepsy is both an underdiagnosed and an undertreated disorder. According to the August 2018 National Know Narcolepsy Survey, most narcolepsy patients remain unsatisfied on current treatments.

While symptomatic improvement is possible, patients’ needs are usually not met and the therapeutic effects of the currently approved treatments remain inadequate for most patients, including lack of symptom control, variable efficacy, rebound sleepiness and rebound cataplexy, troublesome side effects, inconvenience, and high potential for abuse. Given the considerable burden of the condition, the adverse effects on the health of narcolepsy patients, and the limitations of available medications, there is a critical unmet need for additional treatment options. Quilience is a triple monoamine reuptake inhibitor, a SNDRI and partial agonist of the OX2R that may mimic the natural sleep-wake process by activating and further enhancing the brain mechanisms that promote and regulate wakefulness. NLS believes Quilience may bridge this considerable treatment gap and that the current narcolepsy landscape may provide an opportunity to establish NLS as a leader in this space.

Real-World Evidence in Narcolepsy

The use of real-world evidence may improve the quality and efficiency of clinical development and clinical trial design, with the potential to accelerate the development of therapies that may provide meaningful benefits to patients. Real-world evidence is the analysis of real-world data, which can originate from sources such as CUPs, and may provide a more complete picture of patient experience to inform patient-focused drug development, and support the advancement of randomized, placebo-controlled clinical trials to support a marketing application.

While no longer commercially available in the United States or Europe, the active molecule in Quilience, mazindol, was previously widely used off-label and for several decades for the treatment of narcolepsy. Additionally, it was prescribed under a long-term CUP administered and regulated by ANSM (“L’agence nationale de sécurité du medicament et des produits de santé”), the national agency in France responsible for overseeing the safety of medicines and health products, helping to address the unmet needs of patients who did not initially respond, later failed or were unable to tolerate the approved available treatments, such as modafinil, methylphenidate, sodium oxybate, and amphetamine-based products. This CUP ran for 17 years, ended in 2016 due to unavailability of the product, and more than 200 patients with narcolepsy who were refractory to available treatments were prescribed mazindol for the treatment of EDS and/or cataplexy.

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of NLS’s team and members of NLS’s Scientific Advisory Board (prior to their work with NLS), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, and suffering from cataplexy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving EDS. Mazindol noticeably improved EDS (p<0.0001), as measured by the ESS, a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). The ESS score before mazindol was 18.0 ± 3.1 and decreased to 13.6 ± 5 after mazindol, for a change of -4.2 (p<0.0001). In addition, the change in weekly cataplexy rate before and after mazindol changed from 4.6 ± 3.1 (before mazindol) to 2.0 ± 2.8 after mazindol (for a change of -2.7) (p<0.0001).

This retrospective study with analysis of real-world data, provides positive real-world evidence that the treatment was well-tolerated and effective, in terms of improvement in EDS and the reduction in cataplexy events, with a conclusion of an overall positive benefit-risk ratio in the majority of patients. In their report concluding the results of the study (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6), the researchers found that Mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on cataplexy and that the data, taken altogether, suggest that mazindol has a major effect on sleepiness, possibly greater than that of modafinil (Provigil).

Narcolepsy Overview and Market Opportunity

Narcolepsy is the inability to stay awake and arises from the dysregulation of the sleep-wake cycle, and in most individuals is thought to be caused by an immune system mediated destruction of brain cells that contain orexin. Orexin is a neuropeptide and is critical to the maintenance of wakefulness, continuity of sleep and coordination of the timing and features of REM sleep. Narcolepsy is often debilitating and incapacitating for those affected and with no known cure, it usually requires life-long symptomatic treatment. Narcolepsy symptoms significantly interfere with and cause a negative impact on cognitive, psychological and social functioning and can greatly affect daily activities.

The clinical hallmark of narcolepsy is EDS, which is present in all narcolepsy patients and is generally the first symptom to occur. EDS manifests as sudden irresistible bouts of sleep throughout the day, which can strike at any time, leading to inadvertently falling asleep during a variety of situations, such as while at work or at school, when having a conversation, playing a game, eating a meal, or, most dangerously, when driving or operating other types of machinery. A prominent and distinctive symptom of narcolepsy is cataplexy, which occurs in approximately 70% of those patients with narcolepsy. Although the severity of cataplexy is variable, it can be very frightening and usually causes additional disability. In addition to cataplexy, individuals with narcolepsy may also have symptoms indicative of altered REM sleep. REM sleep is normally characterized by dreaming and muscle paralysis that prevents an individual from acting out their dreams. In narcolepsy however, REM sleep can occur at any time of day and elements of REM sleep can mix into wake, manifesting as cataplexy, hallucinations that occur when going to sleep or upon waking, and sleep paralysis, a transitional state between wakefulness and sleep in which one is aware but cannot move, speak, or react.

Narcolepsy is classified into two subtypes, narcolepsy type 1 and narcolepsy type 2. Type 1 is characterized by cataplexy or an undetectable or low level of orexin in the cerebrospinal fluid, or CSF. In type 2, patients generally have less severe symptoms and do not experience cataplexy attacks. The underlying cause of narcolepsy type 2 is unknown and many patients have normal CSF orexin levels; however, 25% of patients with narcolepsy type 2 do have intermediate CSF orexin levels and these individuals are more likely to develop cataplexy and subsequently be diagnosed with narcolepsy type 1.

Cataplexy is a symptom that occurs almost exclusively in people with narcolepsy type 1, so its presence strongly suggests this diagnosis. However, cataplexy can sometimes be subtle or mild, making additional testing sometimes necessary, with the diagnosis depending on ruling out causes of secondary hypersomnia and performing an overnight sleep test with MSLT. On the MSLT, it takes less than eight minutes on average for people with narcolepsy type 1 to fall asleep, and REM sleep is observed on at least two naps. People with narcolepsy type 2 show the same results on MSLT as those with cataplexy.

In addition to EDS, cataplexy and other symptoms of altered REM sleep, people with narcolepsy type 1 are prone to gain significant weight, which may be due to the loss of orexin. Soon after narcolepsy onset, children can rapidly gain 5-15 kg (approximately 11 to 33 pounds) and adults with type 1 are often overweight or obese, despite normal caloric intake and activity levels. Given that the active molecule in Quilience was previously approved for the management of exogenous obesity and its multifunctional mechanism of action targets two pathways known to be implicated in obesity, Quilience may also help to counter this negative effect of weight gain associated with narcolepsy.

Recently, NLS received a granted patent (U.S. Patent No. 11207271), from the U.S. Patent and Trademark Office which covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in the treatment of attention deficit disorders (ADD or ADHD), related deficit of alertness or decline in vigilance, or EDS (e.g., narcolepsy, IH).

The patent has a term that expires no earlier than April 2037. Based on its current clinical development plans to obtain regulatory approval, NLS intends to list the patent in FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if it receives market approval.

In January 2023, NLS announced the new in vitro study results demonstrating the agonist effect of Mazindol ER at the Orexin-2 Receptor (OX2R). Two identical studies measuring differing concentrations of Mazindol ER confirmed significant OX2R partial agonist activity at 30μM or higher. Notably, findings show that Mazindol ER showed strong OX2R partial agonist activity by cellular and nuclear receptor functional assays. Results showed pEC50 (a logarithm measure of drug potency expressing a concentration that is effective in producing 50% of the maximal response) values of 4.7 to 5 for mazindol on the OX2R, indicating a strong OX2R partial agonist. Additional pre-clinical in vivo studies are currently underway to confirm OX2R activity. A pilot study in OXR2 KO mice animal model compared favorably with investigational drug, TAK-925, an orexin 2 receptor agonist.

Prevalence

According to the European Narcolepsy Network, narcolepsy affects only 20 to 40 out of every 100,000 people; however, it is estimated that only one out of four people living with narcolepsy have been properly diagnosed. Although it usually has an early age of onset during the adolescent years, a diagnostic delay that often exceeds 10 years from the time of symptom onset suggests that narcolepsy is both under diagnosed and under treated. This delay may result from several factors, including lack of clinician and patient recognition of the signs and symptoms of narcolepsy and leading to multiple physician visits before receiving a diagnosis, as well as misdiagnosis of narcolepsy as another condition, such as epilepsy, depression, or ADHD, which further delays treatment.

Current Treatment Landscape and Treatment Limitations

Until a cure is available, the current treatment of narcolepsy focuses on symptom control, with the goal of keeping the patient alert during the day, primarily by improving EDS and minimizing the occurrence of cataplexy. More than 90% of individuals with narcolepsy require chronic use of medication to manage symptoms, in order to allow for important everyday activities to be performed safely, such as attending school, going to work and caring for a child.

The current available treatment options require the careful balancing of the drug’s efficacy, convenience of administration, development of drug tolerance, adverse effects, comorbidities, monitoring for evidence of drug abuse, and new life circumstances, such as school, pregnancy and parenthood. In narcolepsy, several classes of drugs are used for the treatment of EDS, including a CNS depressive agent, wake-promoting agents, a histamine 3 receptor antagonist/inverse agonist, and CII controlled stimulants.

Sodium oxybate (commercial brands: Xyrem (Jazz), Xywav (Jazz), Lumryz (Avadel)) is the legally manufactured form of gamma hydroxybutyrate, an illicit drug of abuse. It was the first FDA approved treatment for cataplexy and is also approved for EDS, and as such, is often used as a first-line therapeutic. While it has been reported to have a positive impact for patients, sodium oxybate also has many challenges with significant limitations that can often impede its use. As a severe CNS depressant with a rapid onset of sedation with both hypnotic and amnestic effects, it is abused to incapacitate victims for sexual assault. Sodium oxybate is a CIII controlled drug and with the potential for an adverse outcome, it is further subject to higher CI controls for abuse and is only available through an FDA imposed restricted-access REMS program. It carries a Black Box warning for respiratory depression and abuse, which can lead to seizures, decreased consciousness, coma and death, and at doses lower than those used to treat narcolepsy. The occurrence of experiencing adverse effects is more common with sodium oxybate compared to other medications used in narcolepsy and adverse effects, even at recommended doses, include nausea, confusion, CNS and respiratory depression, neuropsychiatric depression and confusion, bed-wetting, sleepwalking, automatic behaviors, and involuntary movements. Sodium oxybate has a short half-life and is administered in a split dose, once at bedtime and again two and a half to four hours later, which can be difficult for patients to manage. In addition, generally, an extensive titration period is required, which can take upwards of seven months to achieve a complete optimal response.

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1,500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, sodium oxybate continues to be the market leader in the United States in terms of revenues.

NLS’s Solution: Quilience for Narcolepsy — A Well-Suited Approach for the Disease Pathology

Narcolepsy is a debilitating neurological disorder and the currently available treatment options are not considered sufficiently effective for most patients. This is highlighted by the results of the recent 2018 “Know Narcolepsy Survey,” conducted by Versta Research, that emphasizes the continuing and substantial burden of narcolepsy with an astonishing 88% of patients indicating that their current treatments are not effectively managing their symptoms, while 94% and 93% stated that new treatment options are needed and expressed frustration with current treatment options, respectively.

Quilience has a mechanism of action that is distinct from existing and emerging therapies and NLS believes that, if approved, Quilience may represent a substantial improvement to existing treatments. Mazindol’s mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement. Furthermore, in November 2019, the Swiss Narcolepsy Network endorsed Quilience as a potential novel treatment of narcolepsy. The Swiss Narcolepsy Network stated that its decision is based on several decades of highly promising off-label use and compassionate use of mazindol in patients with narcolepsy.

Quilience Label Expansion

Following NLS’s current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, NLS intends to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies. NLS is also aiming to develop Quilience for the treatment of IH, a rare and chronic hypersomnia disorder for which there is currently no effective or approved treatments available. Its hallmark symptom is chronic EDS and a craving to sleep during the day, regardless of how many hours slept at night, which results in such persons taking daytime naps that are usually long and not refreshing. Individuals with IH struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Similar to narcolepsy, people with IH may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. NLS has received orphan drug designation from both the FDA and the European Commission for the treatment of IH and this designation is expected to provide NLS initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, the recently granted patent for a proprietary modified-release formulation, provides patent protection through 2037 in the United States.

Quilience Development Program

NLS conducted a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the Epworth Sleepiness Scale (ESS). The key secondary endpoint was the change from baseline in the weekly number of cataplexy attacks in the subset of patients with cataplexy. The trial design is shown below:

The trial was conducted in 21 clinics in the U.S. and enrolled 67 patients with both narcolepsy Type 1 and Type 2, who received treatment with either 3mg of Quilience (Mazindol ER) once daily or placebo. Patients in the trial were randomized 1:1 into each treatment arm. All patients who completed the Phase 2 POLARIS study were eligible to participate in an open label extension (OLE) study and continued once-a-day treatment with Mazindol ER 3 mg for up to six months as monotherapy (no concomitant wake-promoting or anti-cataplexy treatments were allowed). On January 30, 2023, NLS announced that 87% of patients who completed the POLARIS Phase 2 study requested to continue monotherapy treatment with Mazindol ER in the six-month OLE study rather than transition to other therapies.

In September 2022, NLS announced top-line data relating to its Phase 2 POLARIS study for the use of Mazindol ER in patients with narcolepsy. Of the 60 patients targeted for enrollment in the U.S. Phase 2 trial (Study NLS-1021), 67 were randomized and included in the final analysis. The final database included 33 patients on treatment and 34 patients on placebo, with balanced mean baseline ESS scores (17.9 for treatment and 18.0 for placebo). Approximately one-third of patients enrolled in the study were diagnosed with narcolepsy type 1 (NT1), and therefore presented with both EDS and cataplexy symptoms. Eligible NT1 patients must have had moderate to severe disease according to the study protocol — defined as having more than 3-4 cataplexy attacks per week. Study participants were required to undergo a 1-2-week wash out period (depending on prior therapy). After the wash out period, participants were randomized to receive either once-daily treatment with Mazindol ER 2mg for week 1 and 3mg for weeks 2-4, or matching placebo for 4 weeks.

For EDS, the ESS mean change from baseline to each visit and the standard error (SE) of Quilience® (NLS-2) versus placebo were all statistically significant at week 1 -4.3 (1.13) versus -1.1 (1.06) (p=0.0055), at week 2 -4.7 (1.14) versus -1.3 (1.06) (p=0.0035), at week 3 -5.0 (1.18) versus -1.6 (1.09) (p=0.0045), and at week 4 -5.8 (1.23) versus -2.1 (1.14) (-6.26, -1.15; p=0.0045).

Observed Mean Change from Baseline in ESS:

The change from baseline to Week 4 in the weekly average number of cataplexy episodes decreased over time in both treatment groups. The change from Baseline to Week 4 in Average Weekly Cataplexy Episodes was statistically significantly greater in the Mazindol ER group (mean [SD] –14.3 [9.50]) than in the placebo group (–6.1 [6.30]) (p = 0.019) despite the smaller sample size (only 1/3 of the study population were NT1 patients).

Observed Mean Change from Baseline in Weekly Cataplexy Episodes:

The treatment arms were balanced in terms of patient demographics, baseline levels, and disease characteristics. Mazindol ER was well-tolerated and no safety concerns were identified. No serious adverse events were reported.

Mazindol ER was generally safe and well-tolerated in the completed Phase 2 trial. There were 66 patients in the Safety Population (all patients who received at least one dose of Mazindol ER). Treatment emergent adverse events (TEAEs), were reported by 48.5% (16/34) of patients receiving Mazindol ER and 23.5% (8/33) of patients receiving placebo. There were no unexpected adverse events. There were no severe and no serious TEAEs reported for either the placebo or the Mazindol ER groups. In addition, no patients discontinued Mazindol ER due to TEAEs. The most common

TEAEs for the Mazindol ER group was dry mouth (21.2% [7/34]) followed by nausea (9.1% [3/34]), and decreased appetite (9.1% [3/34]). The most common TEAEs for the placebo group were dry mouth (2.9% [1/34]), urinary tract infection, (2.9% [1/34]), and headache (2.9% [1/34]). Other than an expected reduction in body weight (~1.3 kg) and a moderate increase in heart rate (~11.3 bpm), there were no other significant ECG, labs, or vital signs changes on mazindol versus placebo.

Patients who completed the POLARIS Phase 2 trial were able to participate in the OLE study. The OLE study enabled patients completing the randomized controlled trial to access treatment with Mazindol ER without any background stimulant and/or anti-cataplexy treatment for up to 6 months. Of the 67 patients who completed the randomized controlled Phase 2 trial, 52 patients (or 87% of completers) elected to roll over into the OLE study. Patients treated with Mazindol ER in the randomized Phase 2 trial continued to improve after rolling over into the OLE study. Placebo patients in the randomized Phase 2 trial achieved comparable results to treated patients in the Phase 2 trial after switching to Mazindol ER in the OLE study. Safety and tolerability of Mazindol ER were similar between the randomized trial and OLE study.

For patients treated with Mazindol ER in the randomized Phase 2 trial, ESS improved by an additional 1.8 points in the OLE study by the third month of treatment (double-blind and OLE treatment combined). At that timepoint, the mean ESS score for these patients reached 8.2, with lower scores denoting an improvement in the condition (improved wakefulness). Importantly, ESS scores of 10 or below are considered to be typical scores for people without narcolepsy. As an extension of the 4-week randomized treatment period in the Phase 2 trial, these data indicate that maximum efficacy for EDS with Mazindol ER is reached at approximately 3 months of treatment. Overall, the mean score for these patients declined by approximately 10 points from their baseline levels at the start of the randomized Phase 2 trial to month 3 in the OLE study.

Reduction of Excessive Daytime Sleepiness (EDS)

Combined DB and OLE studies: 4 & 24 weeks

Double-Blind study
Open Label Extension study NLS-1022
ESS Total Score
Placebo
Mazindol ER
44.4% reduction
DB Baseline (Day 1)
DB Final (Day 28)
OLE Month 1
OLE Month 2
OLE Month 3
OLE Month 4
OLE Month 5
OLE Month 6

For patients who received placebo in the randomized Phase 2 trial and rolled over to receive Mazindol ER in the OLE study, EDS scores declined to levels comparable to those treated with Mazindol ER in the randomized trial at Week 4. This effect was maintained through month 3 in the OLE study, with EDS scores just above the “normal” range.

For patients diagnosed with cataplexy and treated with Mazindol ER in the randomized Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 10 at the end of the 4-week DB period, down from a baseline level of approximately 17.5 at the beginning of the trial. During the OLE study, mean weekly cataplexy episodes for these patients declined to 2.1, and remained relatively stable in the 2 to 4 range through week 24 of the OLE study.

Notably, there were patients diagnosed with Narcolepsy Type I who achieved zero weekly cataplexy episodes in the OLE study, with some of those maintaining this effect through week 12 and beyond. Below is an example of one of those super responders:

Given the success of NLS’s Phase 2 clinical trial, NLS intends to commence two identical, placebo-controlled Phase 3 trials in adult patients with narcolepsy type 1. On March 29, 2023, NLS met with the FDA for an end of Phase 2 meeting. On May 2, 2023, NLS announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER. In July 2023, NLS announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with

IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled a number of sites for phase 3 studies. Once suitable capital has been secured, NLS expects the phase 3 program to commence as the sites are ready to begin enrolling patients.

Additional clinical studies may be required for regulatory approval necessary to commercialize Mazindol ER, such as clinical pharmacology studies, and, if needed, NLS intends to conduct these studies in parallel with its Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities.

Both phase 3 trials, NLS-1031 and NLS-1032, will measure the weekly cataplexy episodes as the primary endpoint over eight weeks of treatment. Patients will then continue into a 12-month OLE phase of each study. To be eligible for enrollment into the program, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

As agreed with the FDA, NLS intends to submit the NDA for Quilience as a new NDA. Nevertheless, a large amount of the original NDA data will be used for this submission. To license the original mazindol data, NLS entered into an agreement with Novartis in March 2021 to obtain all preclinical and clinical data for studies previously conducted on mazindol by Novartis. This data may potentially provide NLS another avenue to streamline and/or reduce the costs of its preclinical and clinical programs. NLS’s ability to rely on the FDA’s previous findings of safety studies published in the scientific literature, and the extent to which licensed innovator data may be utilized will depend on NLS’s ability to demonstrate a scientific bridge to Mazindol ER from the previous formulation.

In November 2022, NLS launched an individual Paid-for Named Patient Program, or NPP, to provide access to Mazindol ER for the treatment of IH in Europe where this medication would not otherwise be available for this indication in certain countries. The NPP for IH was launched in the United Kingdom and NLS was expected to expand to other countries including France, Italy and Switzerland. This NPP was terminated in May 2023 for lack of performance of Calcog (Caligor Coghlan Ltd.), the service provider in charge of the development and execution of this program in Europe. NLS partnered with a third-party pharmaceutical company to expand access, early access and compassionate use programs to provide treatment of IH with Mazindol ER where it would otherwise not be available.

In January 2023, NLS announced a technology patent grant covering Mazindol ER for treatment of ADHD and IH in Hong Kong. In October 2024, NLS announced its patent grant covering Mazindol ER for the treatment of heroin dependence in Japan. This further supports NLS’s global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

Compassionate Use Objectives in CDH1 in Europe

While “compassionate use” originally was understood to imply that the drug product is supplied for free, there is a growing understanding with policymakers, payers and patient organizations, that paid-for CUPs are justifiable. In Europe and other regions of the world (excluding the United States), it is recognized that CUP funding can provide an early source of biopharma revenues and incentivize the increased availability of potentially transformative treatments, especially for rare disorders and orphan diseases. Given the extensive therapeutic experience with mazindol, including off-label in narcolepsy patients, NLS believes that there is ample precedence to justify a funded CUP in selected European countries for a defined group of patients.

NLS intends to conduct either or both a cohort program and a named patient program, or NPP, each of which is highlighted below in a variety of European countries. Although NLS has yet to determine which countries, NLS will initiate CUPs in first, NLS’s current plan is to target the following countries in the following priorities (priority in each wave has yet to be determined):

•        First Wave: United Kingdom, Netherlands, Belgium, France, Italy and Switzerland;

•        Second Wave: Latin America, the Czech Republic, Denmark and Spain; and

____________

1        Central Disorders of Hypersomnolence (including but not limited to narcolepsy type 1/type 2, IH, etc.)

•        Third Wave: China, Germany, Austria, Japan, Sweden and Taiwan.

In addition to the potential benefit of generating revenues before Quilience market authorization from the regulatory agencies, the collection of data within the CUP is a key potential benefit for the overall Quilience evidence generation strategy, as NLS believes that a CUP program for Quilience would:

•        complement the clinical data package for regulatory submissions;

•        support primary regulatory approvals with longer-term follow up effectiveness and safety data and patient lived experience evidence;

•        support label expansions in broader populations than included in the Quilience late state trials (e.g., in juvenile narcolepsy);

•        potentially accelerate regulatory approval in China if NLS was to seek regulatory approval for Quilience;

•        enhance the evidence package for market access and pricing and reimbursement;

•        provide qualitative live-experience data and information on the unmet needs from the patient (and caregiver) perspective that may contextualize the net therapeutic benefits offered by Quilience within the narcolepsy management paradigm;

•        bridge patients from the end of Phase 2 and 3 clinical trials to commercialization (assure continued patient access);

•        allow NLS to generate hypotheses for label expansions in broader populations (as compared to clinical trials);

•        allow NLS to leverage real-world and patient-centric data collected (board populations, quality of life, satisfaction); and

•        allow NLS to professionally address patient and physician requests (formal published policy and process).

In addition to these potential benefits of a CUP program for Quilience, commercial objectives of such a program would include the ability to (i) generate pre-licensing revenues in selected countries, (ii) receive post-authorization revenues in non-priority countries for commercial use, (iii) potentially establish an early market presence with a key opinion lead, and center of excellence strategy and (iv) more rapid revenue uptake (than a non-CUP program) upon commercial availability (patients already on product and treated).

Nolazol for the Treatment of ADHD (Back-up Program Product Candidate)

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist and its unique pharmacological profile is expected to yield important benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by a positive pilot clinical trial with mazindol in 24 children with ADHD and a positive Phase 2 clinical trial in 85 adults with ADHD. The Phase 2 clinical trial in adults met all primary and secondary study endpoints and was well-tolerated. A robust effect on ADHD symptoms was demonstrated with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores.

Although more than 25 different products have been approved by the FDA since 1937 for the treatment of ADHD, many of which are no longer available, there still continues to be a large treatment gap with no optimal treatment currently available. Physicians, patients and their caregivers press for improved treatment options to address key shortcomings with currently available treatments, including the need for a more tolerable safety profile, more consistent efficacy with no rebound effect, and the need for lower risk of abuse, dependence, and misuse. Currently, doctors, patients, and caregivers must choose between treatments that may be effective, but come with significant safety liabilities, such as high potential for abuse and risk of diversion coupled with tight restrictions on writing and filling prescriptions; or treatments that are unscheduled, but are also typically less effective. NLS is seeking to develop Nolazol such that, if approved for marketing, it could be the drug product to close this treatment gap and address this unmet medical need.

Given the positive outcome of NLS’s Phase 2 trial in ADHD, NLS may initiate Phase 3 clinical trials if it receives FDA’s green light to proceed at a later stage.

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. According to a report published by Global Market Insights on December 17, 2024, the global ADHD market was valued at $15.8 billion in 2023 and is projected to grow at a CAGR of over 5.1% from 2024 to 2032. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite CII classification and black box warnings and safety liabilities, Vyvanse, Takeda’s branded ADHD medication, generated approximately $3.01 billion in global sales during fiscal year 2023, which ended on March 31, 2024. In August 2023, Vyvanse lost market exclusivity in the United States, resulting in the introduction of multiple generic alternatives. This loss of exclusivity contributed to a decline in sales, and Takeda has projected a further decrease of approximately 47% in Vyvanse revenue for fiscal year 2024 due to increased generic competition. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants — amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

Across the lifespan, ADHD may impede cognitive functioning as well as mental health and development and can have a significant social impact on patient’s lives, causing disruption at school, work, and in relationships and can also be associated with risk-taking or criminal behavior and other far-reaching effects on wider society. Over the past eight years, ADHD diagnoses have increased 30% in the United States, a trend indicating the need to focus on the diagnosis and treatment for a growing number of patients.

The Centers for Disease Control and Prevention, or the CDC, reported that 6.1 million, or 9.4%, of children and adolescents in the United States have ever been diagnosed with ADHD and 5.4 million, or 8.4%, have a current diagnosis, and 62% take medication, while 47% receive behavioral therapy and 23% receive no treatment at all. According to the CDC’s 2022 National Survey of Children’s Health, approximately 1 in 9 U.S. children (11.4%, or 7.1 million) have been diagnosed with ADHD at some point, and 10.5% (6.5 million) currently have the condition. Among those with current ADHD, 58.1% have moderate or severe symptoms, and 77.9% have at least one other co-occurring disorder. Roughly half (53.6%) are being treated with medication, while nearly one-third are not receiving any ADHD-specific treatment at all. In terms of treatment, 53.6% were receiving medication, 44.4% had received behavioral therapy in the past year, and nearly one-third (30.1%) were not receiving any ADHD-specific treatment. Between 2016 and 2022, the number of U.S. children diagnosed with ADHD increased by more than one million, reflecting a significant rise in prevalence. Additionally, ADHD is the second most impactful condition affecting children and adolescent health in the United States, as measured by the Blue Cross Blue Shield Health Index, and children diagnosed with ADHD struggle with paying attention, controlling impulses and being overly active. Social skills in children with ADHD often are significantly impaired. Problems with inattention may limit opportunities to acquire social skills or to attend to social cues necessary for effective social interaction, making it difficult to form friendships. Hyperactive and impulsive behaviors may result in peer rejection. The negative consequences of impaired social function, such as poor self-esteem, increased risk for depression and anxiety, may be long standing.

Once believed to only affect children and adolescents, ADHD is now well understood to be a lifespan disorder that persists into adulthood in up to 65% of patients affecting 1 out of 30 adults worldwide, as disclosed by the ADHD Institute, an educational platform developed and funded by Takeda, and, based on NLS’s own assessments of data from the U.S. census Bureau, there are approximately 11 million adults in the United States with ADHD. Research firm GlobalData reported that since 2015, the adult ADHD market has become larger and begun growing at a faster rate than the pediatric ADHD market. Adult ADHD is often characterized by recurrent problems with restlessness, impulsivity, problems with time management and finances, as well as problems regulating emotions. Rather than being hyperactive like children, adults with ADHD report experiencing an internal sense of fidgetiness and restlessness and with signs of inattention more apparent through problems communicating with others. Upon entering the job market, many adults also experience obstacles in employment, and are at increased risk to be terminated due to repeated tardiness or absenteeism. Such difficulties contribute to poorer employment outcomes and a lower likelihood of being employed in professional environments. Adults with ADHD often find it difficult to generate effective solutions to social problems and these deficits in social cognition can increase the likelihood of peer rejection, and social isolation, adding to struggles with depression and social anxiety.

Throughout an individual’s lifetime, untreated ADHD can increase the risk of psychiatric disorders, educational and occupational failure, accidents, criminality, social disability and addictions and ADHD treatment is usually initiated with stimulants, such as amphetamine and methylphenidate-based products. While these drugs may provide a generally effective treatment option for patients, they also have serious safety concerns and are misused recreationally with both diversion and abuse being a common and significant risk. As a result, they are controlled substances and classified under the CSA as CII stimulants. Consequently, they all carry an FDA imposed Black Box warning on the drug label to call attention to these serious or life-threating risks. Further, not all individuals respond optimally to or can tolerate CII stimulants and their use is contraindicated in numerous patients, including those with tics, anxiety and other certain psychiatric disorders, cardiovascular concerns, substance use disorder, or stimulant refusal. A few non-stimulant treatment options are available; however, their efficacy is not as robust, and their tolerability profile is not necessarily improved when compared to CII stimulants. In addition, the few non-stimulant treatments available are generally considered as second-line treatments and are often used in conjunction with schedule II (CII) simulants rather than as a therapy that uses one type of treatment, commonly referred to as a monotherapy.

The availability of a treatment that has robust efficacy on par with CII stimulants and that is well tolerated with lower potential for abuse represents what NLS believes is an important unmet need to persons with ADHD. The magnitude of the treatment effect demonstrated in NLS’s Phase 2 study is comparable to what is typically seen with the leading CII stimulants, and, mazindol, the active molecule in Nolazol, is currently a CIV controlled substance under the CSA, meaning it has an already established low risk of abuse. NLS believes Nolazol, whose active ingredient is mazindol, a CIV stimulant, may be the transformative treatment for ADHD that physicians and patients have been waiting for, by providing a treatment with what NLS believes will be similar efficacy as CII stimulants, but with a low potential for abuse.

NLS has a robust method of use patent for Nolazol for the treatment of ADHD expiring in August 2028 in the United States and in December 2027 in Europe. Additionally, NLS has filed an international patent application under the PCT, for a proprietary controlled release formulation, and, if granted, may provide patent protection through 2037 in the United States.

Diagnostics and Patient Sub-Types

Healthcare providers use the guidelines in the American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition, or DSM-5, to help diagnose ADHD and this diagnostic standard helps ensure that people are appropriately diagnosed and treated for ADHD. The DSM-5 identifies three sub-types and each presentation is distinguished by a distinct set of symptoms that physicians use to diagnose the condition. The three presentations are: (1) Predominantly Inattentive; (2) Predominantly Hyperactive-Impulsive; and (3) Combined Presentation.

The diagnostic evaluation for ADHD includes a comprehensive medical, developmental, educational, and psychosocial evaluation. This comprehensive evaluation is necessary to confirm the presence, persistence, pervasiveness, and functional complications of core symptoms, exclude other explanations for core symptoms and identify coexisting emotional, behavioral, and medical disorders. In order to meet criteria for ADHD, core symptoms must also impair function in academic, social, or occupational activities.

Two-thirds of individuals with ADHD have at least one other neurodevelopmental, psychiatric, or other CNS disorder, including anxiety, depression, autism, and sleep disorders. Substance use disorder is a common comorbidity associated with ADHD and may have a direct underpinning in the pathophysiology of the disease, amplifying the need for treatment options with a lower risk of abuse.

Adults with ADHD, with a delayed diagnosis in adulthood, are often diagnosed after several attempts to find treatment for comorbid disorders, such as depression, substance abuse, sleep disturbances, or anxiety. The presentation in adults is typically related to problems with work, disorganization, and tendency to procrastinate, as well as anxiety, sleep disorders, and impulsivity.

NLS believes Nolazol could provide a transformative treatment option for all individuals with ADHD and further could draw substantial market share from patients who have failed or couldn’t tolerate stimulants; current patients, or their parents, with concerns with stimulant use; current patients seeking the convenience of a CIV product compared to a CII product, allowing for generally no limitations on quantity, the ability to refill, phone-in prescriptions, and less frequent office visits; individuals where abuse and/or diversion is a prominent concern; and individuals or parents of individuals diagnosed with ADHD who have avoided treatment due to stimulant concerns and the associated stigma.

Current Treatment Landscape and Treatment Limitations

Although there is no cure for ADHD, medications may help to reduce symptoms and improve functioning. The current treatment options for ADHD can be broadly classified as either amphetamine or methylphenidate-based stimulants or as non-stimulants. Based on data that NLS has collected, NLS believes that stimulants represent a majority of the ADHD drug market in the United States, with a market share of approximately 90%.

Amphetamine and methylphenidate-based products are all classified under the CSA as CII stimulants, due to their high potential for abuse and the risk of severe psychological or physical dependence. These drugs are heavily controlled under U.S. federal and state laws, and are subject to criminal sanctions for abuse, diversion and misuse and require a CII level prescription, and despite being a chronic disorder and need for daily medication, this limits the quantity to a 30-day supply and is also not refillable. Consequently, all CII stimulants contain Black Box warnings, similar to narcotics such as fentanyl and oxycodone, which are also CII substances. In addition, CII stimulants have the potential for numerous adverse effects, as indicated by their warnings of serious cardiovascular reactions such as sudden death, stroke, and heart attack, psychotic or manic symptoms in patients with no prior history, and are associated with peripheral vasculopathy, including Raynaud’s phenomenon. CII stimulants are also sleep-affecting drugs and shorten total sleep time, increase the time it takes to fall asleep, adversely impact the ability to stay asleep, and increase daytime sleepiness.

The long-term use of prescription stimulants has been widely reported to cause drug tolerance, which is the loss of efficacy over time and requires a complete change in treatment, or an increased dose of the existing treatment, or the add-on of another medication to the existing treatment in order to achieve therapeutic effectiveness. This leads to an increased risk of developing serious adverse effects that are unrelated to ADHD. Another concern in treating patients with CII stimulants is the potential “rebound effect” that occurs when the medication wears off, resulting in the return of ADHD symptoms and which may also occur in an amplified form. In children especially, this often triggers increased irritability and/or aggressive behavior and the rebound in children and adults may be exacerbated by multiple drug administrations, often used to obtain the desired duration of effect or to address drug tolerance. Additionally, studies have highlighted that primary limitations of CII stimulants are intolerable adverse effects that interfere with patient adherence rates and sub-optimal efficacy with the onset of drug tolerance.

According to the 2002 practice parameter for the use of stimulant medications from the American Academy of Child & Adolescent Psychiatry, approximately 30% of patients do not respond adequately to or have dose-limiting adverse effects with CII stimulants. Additionally, certain patients, or parents of patients, prefer not to use CII stimulants due to their stigma and known abuse potential. There are a few non-stimulant treatments available, such as atomoxetine (Strattera®), clonidine (Kapvay®), and guanfacine (Intuniv®), that were developed to address this need; however, their efficacy is sub-optimal to stimulants and while unscheduled, their overall safety profile does not necessarily provide an improvement to CII stimulants.

Strattera, a norepinephrine reuptake inhibitor, was the first non-stimulant treatment option for ADHD and while its initial launch started strong, underscoring the demand for an alternative to CII stimulants, sales steadily declined as patients and physicians found it to not be nearly as effective as CII stimulants. It is now considered a second-line treatment and is typically used as an alternative to CII stimulants for patients who have a substance abuse problem, a family member(s) with a substance abuse problem, tics, or intolerable side effects with CII stimulants. Strattera carries a Black Box warning for increased risk of suicidal thoughts in children and adolescents and additional warning statements for liver damage. Moreover, Strattera takes four weeks to reach initial onset of action and six to ten weeks to achieve full clinical effectiveness, related both to the prolonged titration needed and the delay in the onset of action of the compound. Today, Strattera (branded and generic version) has about 3.6% market share, despite initially climbing to nearly 20% following launch on the basis of being an alternative to CII stimulants.

Clonidine and Guanfacine are also non-stimulants that are alpha-2 adrenergic receptor agonists and were both initially approved for managing blood pressure. They have been approved for use in children and adolescents, generally in conjunction with CII stimulants as an add-on therapy. While they are used in children and adolescents, there is little study of their efficacy and safety in adults. As a monotherapy, they are usually reserved for children and adolescents who respond poorly after several trials of stimulants and Strattera, have unacceptable side effects with stimulants or Strattera, or have significant comorbid conditions limiting the treatment options to these products. These two drugs have not had significant commercial success, with a combined peak market share of about 5%.

NLS’s Solution: Nolazol — Next-Generation ADHD Therapeutic

NLS believes a large market opportunity exists for a non-CII stimulant, such as Nolazol, that uses mazindol controlled release as its active ingredient; mazindol has been classified as a CIV stimulant, due to its low risk of abuse and tolerance.

Given its unique binding profile (specifically, as a partial OX2R agonist), in addition to its classification as a CIV stimulant, NLS believes Nolazol could be transformative for the ADHD treatment landscape. Nolazol is a triple monoamine reuptake inhibitor and also a partial agonist of the OX2R, which NLS believes is an important, unique and differentiating factor relative to other ADHD treatments. In NLS’s clinical studies conducted to date, Nolazol has been well-tolerated and there were no treatment-related serious adverse effects or discontinuations. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when mazindol, its active ingredient, was scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, based on the current DEA classification of mazindol as a CIV stimulant, NLS expects that Nolazol will continue to be without a Black Box warning in the U.S., which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

NLS’s Phase 2 trial showed significant improvement in ADHD symptoms, met all primary and secondary study endpoints and was well-tolerated and with no clinically significant adverse effects over placebo. In light of its innovative mechanism of action and low potential for abuse, NLS believes Nolazol, if approved for marketing, could represent a highly differentiated alternative to the CII treatments in use today to treat ADHD.

Nolazol Clinical Trial Results

Phase 2 Clinical Trial

NLS completed a Phase 2 clinical trial in 2017 in the United States, in which Nolazol was well-tolerated and demonstrated statistically significant improvement over placebo. The clinical trial met the primary and all secondary endpoints and had a robust effect on ADHD symptoms with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores. NLS believes that the magnitude of this effect is comparable to currently leading CII stimulants and considerably larger than the available non-stimulant treatment options.

The table below summarizes the results of NLS’s Phase 2 clinical trial in adults in terms of adverse events.

Mazindol CR Well - Tolerated in Phase 2 Study

Connecting Brains

Primary System Organ Class/Preferred Term	Mazindol CR (N=42) N(%)		Placebo (N=42) N(%)	
Subjects with any TEAEs	**31**	**72.1%**	**21**	**50.0%**
Gastrointestinal disorders	**19**	**44.2**	**7**	**16.7**
Constipation	3	7.0	0	0
Dry mouth	10	22.3	2	4.8
Nausea	5	11.6	0	0
General disorders	**6**	**14.0**	**2**	**4.8**
Fatigue	5	11.6	1	2.4
Infections and infestations	**8**	**18.6**	**7**	**16.7**
Upper respiratory tract infection	4	9.3	3	7.1
Laboratory/cardiovascular Investigations	**6**	**14.0**	**2**	**4.8**
Heart rate increased	5	11.6	0	0
Metabolism and nutrition disorders	**4**	**9.3**	**5**	**11.9**
Decreased appetite	4	9.3	3	7.1
Nervous system disorders	**10**	**22.3**	**7**	**16.7**
Headache	6	14.0	5	11.9
Somnolence	3	7.0	1	2.4
Psychiatric disorders	**7**	**16.3**	**6**	**14.3**
Middle insomnia	3	7.0	0	0
Skin and subcutaneous tissue disorders	**3**	**7.0**	**2**	**4.8**

No treatment-related SAEs, withdrawals, no clinically significant AEs

Treatment-emergent adverse events occurring a 5% of subjects in either treatment group during double-blind phase (safety population)

NLS’s Phase 2 clinical trial evaluated the efficacy, safety and tolerability of Nolazol in a randomized, double-blind, placebo-controlled, multi-center, parallel trial in 85 adults with a diagnosis of ADHD. Subjects were administered Nolazol or matching placebo once a day for six weeks, dosed flexibly (between 1mg/day and 3mg/day) during a three-week double-blind optimization period, followed by a three-week double-blind fixed dosing period.

Efficacy Results

The primary efficacy endpoint was the change from baseline in the total ADHD-RS score at Week 6, as compared to placebo, and measured by the clinician-administered ADHD Rating Scale with DSM-5 symptoms, or the ADHD-RS-5. ADHD-RS-5 is a standardized, “gold standard endpoint” validated test for measuring severity of ADHD symptoms and assessing response to treatment. The scale is based on the ADHD diagnostic criteria as defined in the DSM-5.

The primary endpoint was met, showing statistically significant improvement versus placebo, in favor of Nolazol. The LS scores from baseline were -18.9 for Nolazol and -5.7 for placebo, with a LS mean difference between Nolazol and placebo of -13.2 (95% CI, -18.7, -7.6). The results were found to be consistent across all sensitivity analyses, establishing that the large placebo-adjusted effect size of 1.09 was not biased by any of the statistical methods used.

In addition, Nolazol provided a significant reduction in ADHD-RS-5 scores starting as early as Week 1, which was also observed throughout the full treatment period. After six weeks of treatment, patients treated with Nolazol demonstrated more than three times the improvement in the ADHD-RS-5 total score symptoms as compared to placebo treated patients. The figures below summarize the results of the primary endpoint observed in NLS’s Phase 2 trial.

Significant Improvement in ADHD Symptoms with Nolazol Treatment
Improvement
LS Mean Change from Baseline
0
-5
-10
-15
-20
Baseline
1
2
3
4
5
6
Weeks
*
***
***
***
***
***
Nolazol
placebo

A p-value is a conventional statistical method for measuring the statistical significance of experimental results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than 5% likelihood that the observed results occurred by chance. In the figure above and all subsequent figures where p-values are included, a p-value of less than 0.05 is represented by “*.” P-values of less than 0.01 or less than 0.001 are represented by “**” or “***” respectively, and are considered to have higher statistical significance.

Secondary efficacy endpoints included patient response to treatment, as measured by the reduction of the ADHD-RS-5 score by at least 30% and by at least 50% from baseline, and as measured by the Clinical Global Impressions-Improvement, or CGI-I. The CGI-I is a standardized and validated assessment used by the clinician to rate the severity of a patient’s illness and improvement over time. There was a significant improvement in ADHD-RS-DSM5 scores by Week 6 for Nolazol compared with the placebo. At Week 6, 70% of the Nolazol-treated patients, compared with 21% of the placebo-treated patients, had at least a 30% reduction in their ADHD-RS-5 score (p < 0.001), and 55% of the Nolazol-treated patients, compared with 15.8% of the placebo-treated patients, had at least a 50% reduction in their ADHD-RS-5 score (p = 0.002). There were significantly more “responders,” defined as a ≥ 30% reduction from baseline in ADHD-RS-5 scores, present in those receiving Nolazol compared with placebo at the first assessment point Week 1, and at each subsequent assessment. Furthermore, there were significantly more “excellent” responders, defined as a ≥ 50% reduction from baseline in ADHD-RS-5 score, compared with placebo present by Week 2 and at each subsequent assessment point. The excellent response by Week 2 was also evident in the CGI-I analysis, which indicated significantly more CGI-I responders on Nolazol compared with placebo on Week 2 and at each subsequent visit (p ≤ 0.003). The sensitivity analyses resulted in a similar magnitude of difference between Nolazol and placebo for all responder definitions. The figure below summarizes the patient responder results.

Safety and Tolerability

Nolazol was well-tolerated and there were no deaths or serious adverse events reported and no discontinuations in the Nolazol treated group due to adverse events or lack of efficacy. Adverse events reported were mild to moderate and the more prevalent reported events in the Nolazol treated group, as compared to placebo, included constipation, dry mouth, nausea, fatigue, somnolence, middle insomnia and heart rate increased. Relative to placebo, on Week 6, the Nolazol treated group had a minimal increase in diastolic and systolic blood pressure, a small increase in heart rate, and no significant changes in electrocardiography, or ECG, parameters. There were no remarkable findings on physical examination, hematology, serum chemistry, or urinalysis values from baseline to Week 6 between Nolazol and placebo groups. Mean weight loss of the Nolazol group was 1.73 kg, compared to a mean weight increase for the placebo group of 1.07 kg.

Phase 1 Clinical Trial

NLS completed a Phase 1 randomized, open-label, cross-over clinical trial in the United States in 2016, which characterized the pharmacokinetics and evaluated the safety and tolerability of Nolazol following a single dose in the fasted and fed state in normal healthy adult subjects. Subjects received a single, fixed dose of Nolazol under fasted conditions in one dosing period and the same single, fixed dose 30 minutes prior to a high-fat breakfast in another dosing period. Nolazol demonstrated a predictable, dose-dependent, and linear pharmacokinetics profile. This study is intended to serve as the basis of NLS’s Phase 3 clinical trials, if any, by providing a preliminary understanding of the concentration-time profile of Nolazol under the fed and fasted conditions.

Food administered 30 minutes after administration of Nolazol resulted in similar exposure and a slightly lower peak concentration compared to administration in the fasted state, while the time to reach the peak concentration was similar in the fasted and fed states. These results suggest that NLS’s Phase 3 trials will not need to include dosing restrictions in terms of meal timing relative to dose administration, which is an important feature for increased compliance in ADHD patients. A definitive food-effect study with the final formulation of Nolazol will be conducted during the Phase 3 program. The figure below shows the pharmacokinetic curve of Nolazol under the fed and fasted conditions utilized in this clinical trial.

Nolazol was well-tolerated and there were no deaths, serious adverse events or withdrawals due to adverse events. Adverse events were reported in 30% of the Nolazol-treated subjects and included dizziness and somnolence and there were no clinically significant changes in laboratory values, ECG, blood pressure, or heart rate.

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of NLS’s founders and Chief Scientific Officer, and others while at AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 – 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to a viable long-acting treatment option, assuming it is shown to be safe, as determined by applicable regulatory agencies. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

Change in ADHD-RS-IV Score
60
50
40
30
20
10
0
ADHD-RS-IV Total Score
***
***
Baseline
Day 7
Follow-up

Mazindol was well tolerated in children with ADHD. Adverse events included decreased appetite, headache and abdominal pain and there were no clinically significant changes in laboratory values, ECG, blood pressure, heart rate, or body weight. This clinical trial provided proof-of concept data, potential benefit, and supported the advancement into a more expansive Phase 2 trial.

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in NLS’s initial Phase 2 trial, NLS may plan to further the development of Nolazol as a follow-on or back-up candidate to support filing for marketing and commercialization approval initially in adults in the United States, followed by children and adolescents.

NLS’s first Phase 3 clinical trial may aim to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint being the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in NLS’s Phase 2 trial. NLS’s second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

NLS’s Research Pipeline

In addition to NLS’s product candidates, Quilience and Nolazol, NLS has early and mid-stage compounds that it may seek to further develop in the future. NLS may seek to develop these other compounds, comprising of NCEs, as well as repurposed compounds, in order to build a pipeline of product candidates at various stages of development that further complement NLS’s rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, NLS intends to continue to invest in its discovery research and development programs, with the goal of adding what NLS believes to be promising new compounds and indications to its product candidate development pipeline.

NLS-4

NLS-4 is a next-generation selective dopamine reuptake inhibitor. NLS believes that NLS-4 is the only wake-promoting compound without any rebound hypersomnia. This “hypnolytic effect” of NLS-4 is thought to be due to the compound’s ability to prevent increased sleep need following sleep loss as supported by the recently published pre-clinical results. With the promising results from the cutting-edge preclinical fatigue study in animals, and the apparent absence of CYP450 enzyme induction, NLS-4 appears to have a superior profile compared to the widely used drug modafinil, and potentially represents an important milestone in the development of this next generation wake-promoting agent.

On June 1, 2023, NLS presented final results from a preclinical study for NLS-4 at annual meeting of the American Society of Clinical Psychopharmacology (ASCP) in Miami. The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil. NLS-4 is designed to be a more potent next generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study’s Long-COVID animal model, NLS-4 improved circadian rhythm dysregulation and CFS in subject animals. Based on the results, NLS believes that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

Based on the results, NLS believes that NLS-4 offers promise to become a foundational treatment for the chronic fatigue associated with the symptoms of Long-COVID (also known as Myalgic encephalomyelitis/chronic fatigue syndrome, or ME/CFS). NLS intends to advance the clinical development of NLS-4, as the unmet medical need for improved fatigue treatments is growing with more patients surviving infection with COVID-19 and its variants.

ME/CFS is a debilitating chronic disease with a worldwide prevalence of 0.3 – 0.8% in the human population. Profound mental and physical fatigue and cognitive impairment are amongst the key symptoms of ME/CFS. ME/CFS is classified by the World Health Organization as a neurological disease. In a recent study published in the journal, Clinical Infectious Diseases, a team of researchers examined the risk factors and prevalence and impact of Long-COVID, among a representative sample of adults in the U.S. and reported that close to 19 million U.S. adults suffer from Long-COVID. According to a 2023 study by Nature Reviews Microbiology, at least 65 million individuals worldwide are estimated to have Long-COVID, with cases increasing daily.

Additional Pre-Clinical Compounds

NLS-3

NLS-3 (Levophacetoperane SR) is a repurposed reverse ester of methylphenidate, a well-documented psychostimulant marketed for treatment of ADHD since the end of the 1950s. Animal experiments and tox studies have demonstrated a very satisfactory safety benefit and more recently, using the behavioral sensitization test in C57BL/6 mice, it has been reported that NLS-3 (3 mg/kg) vs methylphenidate (6 mg/kg) or d-amphetamine (2 mg/kg) was not potentially addictive on this contextual sensitization and cross-sensitization to d-amphetamine test pointing-out this stimulant as less addictive than marketed Scheduled II drugs in ADHD.

NLS-8

NLS-8 (Melafenoxate) is a melatonin ML1A receptor agonist, improved scopolamine-induced amnesia. In a preclinical study to test the effects of NLS-8 on memory in a model of Alzheimer’s Disease, the scopolamine-induced amnesia in the novel object recognition test in mice. C57BL/6 male mice, 6 groups (N=16 mice/group), were subjected to two 12-min trials, 90-min apart, in the NOR test: a sample (acquisition) trial during which they were exposed to two identical objects, and a choice (retention) trial during which they were exposed to two different objects presented, the familiar object (presented at the sample trial), and the novel object. They received 30 min before the sample trial i.p. injections of vehicle (control group), of scopolamine, of scopolamine + donepezil (1 mg/kg) or of scopolamine + NLS-8 (50, 100 or 150 mg/kg). Scopolamine was injected at 1.2 mg/kg. The results of this pre-clinical study showed that NLS-8 improved amnesia induced by scopolamine suggesting that NLS-8 may improve memory and reduce cognitive symptoms of AD. These effects were significant at doses of 50 and 150 mg/kg and was close to significant at the dose of 100 mg/kg.

NLS-11

NLS-11 (Benedin) (formerly SCH-5472) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M1, M2, M3 receptor antagonist. In a preclinical study, 57BL/6 male mice, 8 groups (N = 16 mice/group), were subjected to the effect of NLS-11 (0.1, 0.5, 1 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). The results of the study showed NLS-11 improved the recognition of the familiar object, i.e., improved memory and suggest that NLS-11 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil. At doses tested, NLS-11 did not reduce exploratory behavior, contrary to donepezil, suggesting that NLS-11 may induce less side effect than donepezil.

NLS-12

NLS-12 (Oxafuramine) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M4 receptor antagonist, improved long-term episodic memory in mice. Donepezil was used as positive control drug. A preclinical study was conducted to observe the effects of NLS-12 on the memory in the novel object recognition test in mice. The dose-ranging study using C57BL/6 male mice: 8 groups (N = 16 mice/group) were subjected to the effect of NLS-12 (1, 4, 8 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). NLS-12 dose-dependently improved the recognition of the familiar object, i.e., improved memory. This effect was significant at 8 mg/kg and was not significantly different to that of donepezil. The recognition of the familiar object was not modified by NLS-12 (1 mg/kg) and was improved in a non-significant manner by NLS-12 (4 mg/kg). The results of this pre-clinical study suggest that NLS-12 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil.

Aexon CNS Platform

Aexon conducts research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for NLS as its Chief Scientific Officer, is the president and founder of Aexon, and owns 59% of Aexon. Alexander Zwyer, NLS’s Chief Executive Officer, owns 35% of Aexon. Mr. Zwyer holds no board or executive position at Aexon.

On March 20, 2024, NLS announced that it entered into an exclusive worldwide license agreement with Aexon, a privately held Delaware corporation, under which NLS acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLSP has plans to initiate proof-of-concept preclinical development following the Merger, subject to sufficient funding.

The possibility to acquire this novel and unique platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease. These new compounds, in addition to NLS’s current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen NLS’s sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

In addition, NLS initiated a comprehensive exploration of new opportunities that align with NLS’s core values and strengths, with the goal of diversifying NLS’s revenue streams, mitigating risks and creating lasting value for NLS’s stakeholders. As part of this process, the Company is considering a wide range of options with a focus on maximizing shareholder value, including strategic partnerships, out licensing assets of the Company, and other future strategic actions. Several strategic partnerships discussions are currently under way and in advanced stages of negotiations. As always, NLS continued to approach the sleep medicine market from a holistic perspective. According to “Global Narcolepsy Drugs Market (By Therapeutic Type, Disease Type, End User, Regional Analysis), Pipeline Analysis, Key Company Profiles and Recent Developments — Forecast to 2030” the global sleep medicine market is estimated to increase to more than $100 billion by 2030, with narcolepsy accounting for over $6 billion by 2030.

License Agreements

Pegasus Advanced Research SAS License Agreement

In February 2015, Pegasus Advanced Research, then named NeuroLife-Sciences SAS, or Pegasus, a company owned by certain of NLS’s founders, who are also shareholders, including Eric Konofal, Eric-Jean Desbois, Bruno Figadere and NLS’s Chief Executive Officer, Alexander Zwyer, or the Pegasus Founders, entered into a license agreement with AP-HP, or the AP-HP License Agreement, to obtain a worldwide, sub-licensable license, covering four different compounds, which included the use of mazindol for the treatment of ADHD, or the Licensed Compounds. As part of the AP-HP License Agreement, Pegasus was given an option to purchase the Licensed Compounds. In February 2016, after the AP-HP License Agreement was assigned and transferred to NLS-1, pursuant to an Assignment and Transfer Agreement, or the ATA, NLS-1 purchased the Licensed Compounds from AP-HP for an aggregate consideration of approximately 2.65 million euros, including reimbursement of certain expenses. On April 1, 2017 and September 20, 2019, the parties entered into subsequent amendments of the ATA, or the First Amendment to the ATA and the Second Amendment to the ATA, respectively. Under the Second Amendment to the ATA, NLS agreed to pay Pegasus a royalty of 1.8% of annual net sales (including sublicensee sales) realized upon the commercialization of products developed on the basis of the Licensed Compounds during the terms of their respective patents; provided, however, that under certain circumstances, the rate of the royalty payment will decrease. For instance, if a competing generic product using mazindol for the treatment of ADHD were to become available during the term of the patents covering the Licensed Compounds, there would be no royalties paid to Pegasus.

Exclusive License Agreement with Eurofarma

In February 2019, NLS entered into a License Agreement with Eurofarma Laboratorios S.A., or Eurofarma and the EF License Agreement, which provided Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to NLS’s patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances. Pursuant to the terms of the EF License Agreement, NLS is responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma was responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma would inform NLS of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data.

Upon the execution of the EF License Agreement, Eurofarma paid NLS $2.5 million. In accordance with the EF License Agreement, NLS was also entitled to receive milestone payments as well as royalties from Eurofarma. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the Agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 was realized as of the termination date.

License Agreement with Novartis

On March 10, 2021, NLS entered into a License Agreement with Novartis Pharma AG or Novartis, whereby NLS obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, NLS has obtained the same rights on a non-exclusive basis in all territories outside of the U.S, except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, NLS agreed to pay Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA and subject to the FDA’s review and feedback on the preclinical data from Novartis, with the amount to be reduced to $375,000 in case certain toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon NLS’s product candidate reaching $250 million in cumulative sales.

Intellectual Property

NLS has developed a robust patent portfolio of over 100 patents in over 14 countries including the United States, Canada, Australia, China and Japan, and other European and Latin American countries. NLS’s patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect NLS’s proprietary controlled release formulation (Notice of Allowance recently received for Europe and Canada) for treatment of ADHD and narcolepsy. Mazindol ER has been grated a formulation patent in the United States, European Union and other countries, providing protection through March 2037. One of NLS’s patents in the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Additionally, NLS received patent approval in Hong Kong covering the use of mazindol for the treatment of ADHD. This patent is expected to expire no earlier than 2037. NLS has successfully launched NPP and secured additional patent grants, that coupled with successfully entering into other expedited development programs, could allow Quilience to reach the market and patients sooner. This further supports NLS’s global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe and Canada. Such patents pertain to technology, mechanism of action and application for: (i) sleep disorders, including narcolepsy, idiopathic hypersomnia and Kleine-Levin syndrome, (ii) ADHD, (iii) neurodegenerative diseases including Lewy body disease, Parkinson’s and Alzheimer’s, and (iv) treatment of CNS indications associated with sleep disorders.

The following table provides a description of NLS’s key patents and patent applications and is not intended to represent an assessment of claims, limitations or scope of those patents listed. In some cases, a jurisdiction is listed as both pending and granted for a single patent family. This is due to pending continuation or divisional applications of the granted case.

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Mazindol combination in the treatment of ADHD PCT/EP2007/053512	United States China

France
United States
Europe (AT, BE, BG, CH, DE, DK, ES, FI, FR, GB, GR, IS, IT, NL, PL, PT, RO, SE)
Europe (divisional) (AT, BE, CH, DE, ES, FR, GB, IT, NL, PL, SE)
Canada
Australia
Israel New Zealand
Morocco

			April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)	Method of use, composition (EP)
Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881		France United States Europe (BE, CH, DE, ES, FR, GB, IT, NL) Canada Israel	January 20, 2032	Method of use (United States), compound (ex-U.S.)

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States	France United States Europe (AT, BE, CH, DE, DK, ES, FI, FR, GB, GR, IE, IT, NL, PT, TR) Japan China Israel Canada	November 29, 2032	Method of use
A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and IH	United States Europe Australia Brazil China Israel Japan New Zealand Hong Kong	United States Europe (AT, BE, CH, DE, ES, FR, GB, IE, IT, LU, MC, NL, PT, PL, SE) Canada South Korea Mexico Japan	March 8, 2037 (July 16, 2037 for a U.S. patent receiving patent term adjustment of 130 days)	Formulation
Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	United States Europe Canada Brazil China Japan South Korea Mexico		September 6, 2038	Method of use
Use of iron for treating attention deficit hyperactivity disorder in children PCT/FR2004/001351		United States Europe (CH, DE, ES, FR, GB, IT, SE) Canada	June 1, 2024 (December 8, 2029 for a U.S. patent receiving patent term adjustment of 2016 days)	Method of use

Oxafuramine,
(1R)-N-ethyl-1-[(2R)-oxolan-2-yl]-2-phenylethanamine, hydrochloride and derivatives thereof for treating neurodegenerative diseases with Lewy Body Disease and/or Alzheimer’s Disease

EP 21305945.4

	Europe	Not Applicable		Compound for use
Melafenoxate, 2-(1-adamantylamino)ethyl 2-(4-chlorophenoxy)acetate and derivatives thereof for treating circadian rhythm sleep disorders with or without neurodegenerative diseases EP 21305942.1	Europe	Not Applicable		Compound for use

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type

Benedin, Piperidine, 2-benzhydryl-3-hydroxy-N-methyl-, hydrochloride and derivatives thereof for treating neurological diseases associated with sleep disorders, Central Disorders of Hypersomnolence preferably Kleine-Levin Syndrome

EP 21305946.2

	Europe	Not Applicable		Compound for use
Lauflumide and derivatives thereof for treating chronic fatigue syndrome and myalgic encephalomyelitis/chronic fatigue syndrome (ME/CFS) EP 21305944.7	Europe	Not Applicable		Compound for use

In addition to NLS’s patents and patent applications, NLS also relies on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain NLS’s competitive position. NLS seeks to protect its ownership of know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect NLS’s product candidates. For a more comprehensive discussion of the risks related to NLS’s intellectual property, please see “Risk Factors — NLS Risks Related to its Intellectual Property.”

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies and intense competition. While NLS believes that its knowledge, experience and scientific resources provide it with competitive advantages, NLS faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, which may in the future develop products to treat those diseases that NLS currently or, in the future, seeks to treat. Any product candidates that NLS successfully develops and commercializes may compete with existing therapies and new therapies that may become available in the future.

Many of NLS’s competitors have far greater marketing and research capabilities than NLS. All of these companies and institutions may have product candidates in development that are or may become superior to Quilience and Nolazol. NLS’s commercial opportunity would be reduced significantly if NLS’s competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than either or both of Quilience or Nolazol. Public announcements regarding the development of competing drugs could adversely affect the commercial potential of either or both of Quilience and Nolazol.

Narcolepsy

NLS faces competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, NLS believes that currently NLS’s only competitors are Jazz Pharmaceuticals (Xyrem/Xywav®, sodium oxybate) and Harmony Biosciences (Wakix®, pitolisant). Although only indicated for EDS, NLS’s competitors also include Novartis (Ritalin®), Teva (Provigil®/Nuvigil®, Modafinil/Armodafinil, Axsome (Sunosi®, solriamfetol), Avadel (Lumryz®, once nightly sodium oxybate), as well as amphetamines, such as Adderall® and Dexedrine®. Other development stage compounds currently under development include TAK-861 (Takeda’s selective OXR2-agonist), AXS-12 (Axsome, reboxetine) and other early-stage OX2R agonist (Orexia, Alkermes, Jazz/Sumitomo, Harmony).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	• “Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	• Tolerance and rebound hypersomnolence
• Short-acting
Methylphenidate (Ritalin)	No	High: CII	• “Grandfathered” approval only (pre-1938 drug) for IR	• Tolerance and rebound hypersomnolence
• Short-acting
Solriamfetol (Sunosi)	No	Low: CIV	• Efficacy for controlling cataplexy not available	• Risk for drug induced high-blood pressure that can go undetected
Modafinil/Armodafinil (Provigil/Nuvigil)	No	Low: CIV	• Potential for serious rash, including Stevens-Johnson syndrome	• Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions
• Cases of major fetal congenital malformations
Pitolisant (Wakix,)	Yes	Not determined	• Pitolisant may reduce efficacy of oral contraceptives, and so alternative methods of contraception should be utilized	• Unclear efficacy; partially failed Phase 3 program
• Data suggests it’s only effective in 1/3 of patients
Sodium oxybate (Xyrem/Xywav, Lumryz)	Yes	High: CIII, CI penalties for diversion	• Very short acting; requiring two nighttime doses	• Can take up to 3+ months for response
			• Not effective against EDS, so used in combination with stimulants or modafinil	• Known as the “date rape drug”

Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
• Because of the risks of depression, abuse, and misuse, Xyrem is available only through a restricted distribution program called the Xyrem REMS Program • Potential life-threatening adverse effects

•   Xyrem is a CIII controlled substance as sodium salt of gamma hydroxybutyrate (GHB), a Schedule I controlled substance. Abuse or misuse of illicit GHB is associated with CNS adverse reactions (acting as a CNS depressant), including seizures, respiratory depression, decreased consciousness, coma, and death

ADHD

NLS faces competition from established pharmaceutical and biotechnology companies that currently market a range of CII stimulants to treat ADHD. NLS’s primary competitors include Takeda Pharmaceutical Company Ltd. (Vyvanse®, Adderall® and Mydayis®), Neos Therapeutics Ltd. (Adzenys® XR-ODT and Contempla® XR-ODT), Eli Lilly & Co. (Strattera®), Novartis AG (Focalin®) and Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson (Concerta®). The below table provides a more in-depth breakdown of Nolazol against certain competing pharmaceutical products, based on the current scheduling of mazindol by the DEA.

Nolazol® (mazindol CR) is highly differentiated on major attributes vs. leading brands and recent launches

	Vyvanse	Mydayis	Adzenys XR-ODT	Cotempla XR-ODT	Concerta	Nolazol®	
Manufacturer	**Shire**	**Shire**	**Neos**	**Neos**	**J&J / Janssen**	**NLS-I Pharma**	
Generic Name	Lisdexamfetamine	Amphetamine	Amphetamine	Methylphenidate	Methylphenidate	**Mazindol**	only non-amphetamine or non-methylphenidate containing product
Novel MOA	No	No	No	No	No	**YES** (SDNRJ and Orexyn 2 partial agonist)	Dual Mechanism validated and novel targets
DEA Schedule	C-II	C-II	C-II	C-II	C-II	**C-IV***	Only C-IV stimulant (highly differentiated)
Effect Size	0.99[1]	0.91[2]	n/a (similar to other AMP)	n/a (similar to other MPH)	0.8[3]	**1.09** Phase II (adult)	At par or better than AMP, better than MPH
Risk of Abuse / Misuse / Diversion	Yes	Yes	Yes	Yes	Yes	**NO**	Major advantage, improved scheduling
Withdrawal / Tolerance	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	**NO**	None reported in clinical trials nor in decades of use in narcolepsy
Black Box Warning	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	**NO**	Increased MD and Parent comfort
Refills Available	No	No	No	No	No	**YES**	Higher convenience (MD & Parents)
Call-in Rx Available	No	No	No	No	No	**YES**	Higher convenience (MD & Parents)
Available Dosage (mg)	10, 20, 30, 40, 50, 60, 70	12.5, 25, 37.5, 50	3.1, 6.3, 9.4, 12.5, 15.7, 18.8	8.6, 17.3, 25.9, 34.6, 51.8	18, 27, 36, 54, 72	**1, 2, 3 mg (likely)**	Ease of use simple dosing

1. Adler LA, et al. J Clin Psychiatry. 2008;69(9):1364-1373. 2. Frick G, et al. J Atten Disord. 2017 Epub ahead of print. 3. https://www.medscape.com/viewarticle/576358#vp_2

* Based on current scheduling of Mazindol IR

Research and Development Strategy

Subject to obtaining sufficient funding, NLS aims to continue conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. NLS sponsors and conducts clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for it to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. NLS’s research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads, such as NLS-4 are in preclinical development stages. As NLS navigates the competitive landscape of its industry, while focusing on development of its product candidates, NLS also intends to continually pursue out-licensing agreements and asset sale transactions that it believes will allow us to drive greater value for its shareholders. Key elements of NLS’s research and development strategy include the following:

•        Efficiently advance NLS’s lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval.    NLS plans to first advance the development of Quilience, followed by the development of NLS-4 (follow on). If successful, NLS plans to initially file for marketing approval in the United States and potentially also in the EU for Quilience and subsequently develop NLS-4 (NCE) for post-COVID chronic fatigue syndrome for global markets.

•        Find partners for out-licensing and asset sale agreements.    While NLS continues with its goal of progressing its product candidates, Quilience and Nolazol, on its own into further clinical development in order to initiate commercialization of such product candidates, NLS may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that it develops. This strategy allows NLS to potentially create value for its shareholders ahead of its approval timelines.

•        Reduce clinical and regulatory risk, limit development costs, and accelerate time to market.    NLS’s product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR and ER formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed NLS to rapidly begin conducting clinical development of Nolazol and to generate supportive Phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017 and complete a Phase 2 study in patients with narcolepsy in the United States. NLS believes that this strategy also allows it to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

•        Develop products with differentiated pharmacological profiles.    NLS is developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by NLS’s product candidates. NLS believes that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide it with a competitive commercial advantage.

•        Maximize the therapeutic potential of NLS’s existing targets and product candidates.    Given the central physiological roles played by the distinct targets of NLS’s lead and follow-on product candidates, NLS believes that there is significant potential for NLS to address multiple indications and NLS’s goal is to expand the therapeutic and commercial potential of NLS’s existing product candidates to additional indications. For example, NLS plans to explore the development of Quilience for the treatment of IH, another rare CNS disorder for which Quilience received orphan drug designation in the U.S. and in Europe.

•        Deploy NLS’s value-driven approach to broaden NLS’s sleep-related product portfolio.    NLS’s team has extensive experience in CNS research and a strong record of publication in peer-reviewed journals and NLS plans to develop additional product candidates to treat indications with a high unmet medical need, and may seek to in-license from or collaborate with third parties to develop product candidates that NLS believes are highly differentiated, promising therapeutic candidates that address major unmet clinical needs.

NLS’s scientifically rigorous approach to evaluating new opportunities includes a robust asset evaluation of key factors, including the unmet medical need, biological rationale, safety profile, as determined by applicable regulatory agencies, feasibility of clinical development, potential for accelerated development path, regulatory approval, intellectual property position, competitive landscape and commercial potential.

Manufacturing and Suppliers

NLS does not own or operate manufacturing or distribution facilities for the production of its product candidates and NLS currently relies, and expects to continue to rely, on third parties for the manufacturing, packaging, labelling and distribution of its product candidates for pre-clinical and clinical testing, as well as for future commercial manufacturing, if its product candidates receive marketing approval. NLS requires all of its contract manufacturing organizations to conduct manufacturing activities in compliance with cGMP requirements and although NLS relies on manufacturers, it has engaged with consultants with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee its third-party manufacturers. This approach allows NLS to maintain a more efficient infrastructure while enabling NLS to focus its expertise on developing and commercializing its product candidates. Reliance on third-party providers may expose NLS to more risk than if it was to manufacture product candidates itself.

In December 2019, NLS entered into an agreement with Cambrex High Point for the production of NLS’s drug substance, pursuant to which, upon completion of purchase orders, Cambrex High Point may manufacture mazindol for NLS. NLS obtains its supply of the finalized drug product from another third-party manufacturer, CoreRX with whom NLS signed an agreement in February 2021. NLS does not currently have any contracts binding it to use supply or production services provided for under such agreements. NLS expects to continue to rely on third-party manufacturers to produce sufficient quantities of its product candidates and their component raw materials for use in its internal research efforts and clinical trials and in relation to any future commercialization of its product candidates. NLS’s third-party manufacturers are responsible for obtaining the raw materials necessary to manufacture NLS’s product candidates, which NLS believes are readily available from more than one source. Additional third-party manufacturers are and will be used to formulate, fill, label, package and distribute investigational drug products and eventually NLS’s products, if and when NLS’s product candidates receive approval. This approach allows NLS to maintain a more efficient infrastructure while enabling it to focus its expertise on developing and commercializing its product candidates. NLS believes that its current supplier and manufacturers have the capacity to support both clinical supply and commercial-scale production, but NLS does not have any formal agreements at this time for such supply and production, and NLS may also elect to enter into agreements with additional or alternative parties in the future.

Commercialization, Sales and Marketing

Given its stage of development, NLS does not currently have an established internal sales, marketing or distribution infrastructure. If its product candidates are approved for marketing, NLS intends to commercialize its product candidates either alone or in partnership with others, where appropriate, to maximize the value of its product candidates. NLS expects to build its commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. NLS believes that this approach will allow it to effectively reach patients and physicians and to maximize the commercial potential of its product candidates.

Organizational Structure

NLS is a Swiss stock corporation organized under the laws of Switzerland. NLS’s Swiss enterprise identification number is CHE-447.067.367. NLS’s registered and principal executive offices are located at The Circle 6, Postfach, 8058 Zurich, Switzerland. NLS’s general telephone number is (41) 44 512 21 50 and its internet address is www.nlspharma.com.

In April 2021, NLS formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. In November 2024 NLS also formed Merger Sub, its wholly owned subsidiary, in connection with the Merger. NLS did not have any other subsidiaries as of December 31, 2024, and as of the date of this proxy statement/prospectus.

Property, Plant and Equipment

NLS’s principal executive office in Postfach, 8058 Zurich, Switzerland, consists of approximately 25 square meters (approximately 270 square feet) of shared office space under an indefinite term lease that may be terminated by either party with one-month prior notice.

NLS believes that its current office space is sufficient to meet its anticipated needs for the foreseeable future and is suitable for the conduct of its business; provided, however, that NLS may require additional space and facilities as its business expands.

Legal Proceedings

From time to time NLS may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, NLS was not subject to any material legal proceedings that has had a material adverse effect on its financial position, except as described below. No assurance can be given that future litigation will not have a material adverse effect on NLS’s financial position. When appropriate in management’s estimation, NLS may record reserves in its financial statements for pending litigation and other claims.

Cambrex Corporation

On December 1, 2023, NLS received a letter from Cambrex Corporation, stating that as of December 1, 2023, NLS had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723.23. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $200,013, which effectively resolved the creditor claim.

Clinilabs, Inc.

On August 21, 2024, the Company received a letter from Dunn Lambert LLC, the law firm representing Clinilabs, stating that a complaint had been filed in the Superior Court of New Jersey. The complaint concerns three unpaid invoices totaling $886,412.46, plus interest at a rate of 6%. On June 1, 2023, Clinilabs entered into a start-up agreement with NLS. On December 4, 2023, NLS received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from NLS for unpaid service fees. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in consideration of $500,222.91 and 49,475 NLS Common Shares equal in value to $279,299.90, which effectively resolved the creditor claim.

CoreRX, Inc.

On December 11, 2023, NLS received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On December 11, 2023, NLS and CoreRX agreed to a structured payment plan in which NLS agreed to pay CoreRX a total amount of $1,007,700.50. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $511,835, which effectively resolved the creditor claim.

Université de Lausanne

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On May 9, 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to NLS, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold NLS Common Shares.

KADIMASTEM BUSINESS

Kadimastem is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of hESCs into functional cells.

Kadimastem’s vision is to:

•        Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells; and

•        Commercialize its proprietary cell lines optimized for both the cure of diabetes and the treatment of ALS, and other neurodegenerative diseases.

Kadimastem is primarily developing two products:

1.      AstroRx®, Kadimastem’s lead product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are mainly cells that support the CNS.

2.      IsletRx is Kadimastem’s treatment for diabetes. IsletRx is comprised of functional, insulin and glucagon producing and releasing pancreatic islet cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes.

Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is currently listed on the TASE (TASE: KDST).

Kadimastem Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment. The transplantation of immature cells depends on exact signals from the surrounding tissues to support their maturation into functional cells. This process in vivo cannot be controlled, and as such the outcome of such is variable. In contrast, mature cells are ready to use and do not require specific signals to confer their function.

Kadimastem implements a technological platform that uses pluripotent stem cells, or PSCs, either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Below is a discussion on Kadimastem’s two primarily drug products, AstroRx®, for the treatment for ALS, and IsletRx, for the treatment of diabetes.

AstroRx® — Development of a Drug for the Treatment of Neurodegenerative Diseases (With an Emphasis on ALS)

Development of Cell Therapy in the Field of Regenerative Medicine for Patients with Neurodegenerative Diseases

Neurodegenerative diseases are degenerative diseases of the CNS. These diseases are characterized by massive mortality of neurons. The prevention of neurodegeneration represents one of today’s most significant unmet medical needs. The development of therapies that preserve neuron health present unique challenges, including an imperfect understanding of underlying biology and a lack of translation of activity observed in preclinical studies to results in clinical trials. Kadimastem believes that currently approved therapies for many neurodegenerative diseases are generally only symptom modifying and have demonstrated limited efficacy. Accordingly, Kadimastem believes there remains an urgent need for novel approaches to address most neurodegenerative diseases, especially for progressive and severe conditions such as ALS.

Currently, there are no FDA approved-treatments to stop the disease’s progression or prevent onset. There are two FDA-approved treatments which attempt to slow ALS progression; Riluzole and Radicava. There are a number of ongoing trials examining potential treatments for ALS.

ALS is a multifactorial disease and therapeutic approaches should consider the multiplicity of pathophysiological mechanisms that underlie motor neuron, or MN, degeneration in this disease. Though MNs are the main affected cells in the disease, there is involvement of malfunctioning astrocytes in the pathogenesis and progression of ALS. This notion supports the rationale that transplantation of healthy human astrocytes into the CNS of ALS patients may compensate for the malfunctioning astrocytes and rescue remaining MNs by supply supportive factors, clues and functions. The product AstroRx® is composed of healthy human astrocytes derived from hESCs which allows ready scale-up of large numbers of donor cells. AstroRx® cells are manufactured in compliance with GMP guidelines. Once manufactured, the cells are resuspended in PlasmaLyte A (a physiological solution) to formulate the AstroRx® product. The product is loaded into a syringe and delivered to the physician at point-of-care for intrathecal injection, or IT injection, into the CSF of ALS patient following minimally invasive lumbar puncture, or LP.

Kadimastem’s Solution

The cell therapy Kadimastem is developing to treat ALS, AstroRx®, is based on the transplantation of allogeneic glial cells (mainly cells that support the CNS, or astrocytes) that have differentiated from pluripotent stem cells, thereby returning to the recipient the motoneuron-supporting environment. It is assumed that this procedure will moderate the mortality rate of the neurons, and maybe even stop it, so that the quality of life and life expectancy of the patients will improve. Astrocyte function in neuronal support is also impaired in other neurodegenerative diseases such as multiple sclerosis, progressive multiple sclerosis, frontotemporal dementia, or FTD, Alzheimer’s, Parkinson’s and glaucoma.

Use Astrocytes for ALS - AstroRx®

Healthy CNS Environment
Astrocyte
Neuron
Capillary
ALS Patients' CNS Environment
Astrocytes malfunction in ALS
Injecting AstroRx®
Healthy, Functional Astrocytes in the CNS
AstroRx® Support motor neurons by secreting neurotrophic factors and clearing toxic environment kadimastem
cells to cure diseases

Mechanism of Action:    AstroRx® was demonstrated to promote neuroprotection and to maintain homeostasis through several mechanisms including reuptake of excessive glutamate, neutralizing oxidative stress, immunomodulation and secretion of a variety of potent neurotrophic factors. For example, disruption of the astrocytic TNFR1 — GDNF axis accelerates MN degeneration and disease progression, as the levels of the protective agents for MNs, glial-derived neurotrophic factor, are reduced. AstroRx® were tested in vitro, in vivo (animal studies) and on human subjects, as described in the following peer reviewed papers:

PMID: 36788520: Safety and efficacy of first-in-man intrathecal injection of human astrocytes (AstroRx®) in ALS patients: phase I/IIa clinical trial results. This paper describes the results of Phase 1/2a NCT03482050 clinical trial (further described on page 207).

PMID: 29871694: Safety and efficacy of human embryonic stem cell-derived astrocytes following intrathecal transplantation in SOD1G93A and NSG animal models. This paper describes the development of good manufacturing practice-grade protocol for generation of astrocytes from human embryonic stem cells (AstroRx®), their in vitro function, their efficacy in ALS animal model (hSOD1G93A transgenic mice) and their safety and biodistribution in a 9-month study conducted in immunodeficient NSG mice under good laboratory practice conditions. In vitro, AstroRx® possess the activities of functional healthy astrocytes, including glutamate uptake, promotion of axon outgrowth and protection of MNs from oxidative stress. A secretome analysis shows that AstroRx® also secretes several inhibitors of metalloproteases as well as a variety of neuroprotective factors (e.g. TIMP-1, TIMP-2, OPN, MIF and Midkine). Intrathecal injections of the AstroRx® into transgenic hSOD1G93A mice and rats significantly delayed disease onset and improved motor performance compared to sham-injected animals. A safety study in immunodeficient mice showed that intrathecal transplantation of AstroRx® demonstrated positive results. Transplanted AstroRx® attached to the meninges along the neuroaxis and survived for the entire duration of the study without formation of tumors or teratomas. Cell-injected mice gained similar body weight to the sham-injected group and did not exhibit clinical signs that could be related to the treatment. No differences from the vehicle control were observed in hematological parameters or blood chemistry.

PMID: 32848579: Rising Stars: Astrocytes as a Therapeutic Target for ALS Disease

This paper describes the role of Astrocytes malfunction in several neurodegenerative diseases and specifically in LAS. Astrocytes impaired biological functionality were implicated in multiple neurodegenerative diseases, including ALS, FTD, Parkinson’s and Alzheimer’s. In ALS disease patients, A1 reactive astrocytes were found to play a key role in the pathology of ALS disease and death of motor neurons, via loss or gain of function or acquired toxicity. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression ALS diseases. The proposed mechanisms by which astrocytes can potentially ameliorate ALS progression and the status of ALS clinical studies involving astrocytes are discussed.

In the Phase 1/2a trial of AstroRx®, when applied to humans, these effects were not observed at 6- and 12-month follow-up time points. As so, Kadimastem believes that it is more likely that AstroRx® astrocytes will be more effective in treating diseases than single-molecule based drugs, e.g. Riluzole (assumed to improve glutamate uptake and to reduce excitotoxicity), or Edaravone (a reactive oxygen species, reducing oxidative stress). AstroRx® astrocytes’ activity may include both drugs’ modes of action, in addition to secretion of multiple neurotrophic factors that act through multiple pathways. Importantly, this astroglial-based approach should be therapeutic regardless of the etiology of the ALS — familial (independent of genotype) as well as sporadic — because it attacks final common molecular pathways of MN demise, which contrasts with some present genetic approaches.

Mode of Action:    AstroRx® is based on differentiated clinical grade cells derived from embryonic stem cells it received under licensing agreements and technologies developed by it to expand pluripotent stem cells and differentiate them into cells supporting the central nervous system (astrocytes), and then transplant them into patients. In healthy individuals, astrocytes support neuronal health and function by releasing growth factors, removing toxins and reducing environmental stressors such has free radicals and excess glutamate or potassium.

Strengths

Kadimastem’s vision is to act to find cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as ALS. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning astrocytes can be restored using “healthy” astrocytes cells that perform their physiological role upon their implantation.

Kadimastem believes it has the potential to transform the lives of individuals living with devastating neurodegenerative diseases beginning with patients suffering from ALS. Kadimastem’s key competitive strengths include:

•        Kadimastem developed scalable manufacturing capabilities and industrialization capabilities for AstroRx®.

•        Kadimastem has a well differentiated, solid, and diversified technology platform.

•        AstroRx® can be utilized for other neurodegenerative indications. Some of the additional indications in the pipeline were already evaluated pre-clinically.

•        Kadimastem has experienced leadership that will continue post-Merger.

•        Strong global IP position and differentiation.

In the field of regenerative medicine, Kadimastem’s product candidate, AstroRx®, is a cell therapy product that is manufactured from a frozen ampoule of immature astrocyte cells (production batches). The process of production of the AstroRx® cells takes about one month, conducted by a manufacturing team in GMP suits. Utilizing a frozen, off-the-shelf product improved the streamlined production processes and allow Kadimastem to transport AstroRx® frozen cell product from one (or more) production facility to anywhere in the world, at any point in time, without Kadimastem having to synchronize the production process with the exact date of injection of the product to any patient. Kadimastem conducted several trials that supported the stability of the frozen AstroRx® product and that the freezing process did not change the characteristics of the product. In addition, AstroRx® successfully passed toxicity studies. The final chemistry, manufacturing and controls data was submitted to the FDA in the Investigational New Drug, or IND, application and the FDA approved the conduction of Phase IIa clinical trial in March 2023. Kadimastem intends to initiate a Phase IIa multisite study in the United States shortly following the closing of the Merger.

Cell Therapy Using AstroRx® - The Process

Production of frozen human astrocytes from ESCs for intrathecal injections
Cerebrospinal fluid (CSF)
AstroRx®
Embryonic stem cells
Neurosphere
Astrocyte progenitor cells
Mature Astrocyte AstroRx®
Shelf product frozen vials of AstroRx®
Thaw, dilute and inject to the patient

kadimastem
cells to cure diseases

As described in more detail below, in 2021 Kadimastem completed a Phase 1/2a clinical trial of AstroRx® that began in April 2018, with the first patient treated in November 2018. The study was conducted at Hadassah Medical Center, Israel. Study protocols were approved by the Israeli Ministry of Health and the institutional review board of Hadassah Medical Center in Jerusalem, Israel. Eligible participants were aged between 18 and 70 years with a diagnosis of probable or definite ALS by revised El Escorial Criteria, within two years of diagnosis. The ALS Functional Rating Scale-Revised, or ALSFRS-R score was higher than 30, and slow vital capacity, or SVC, was 70% or more of the predicted normal value for height, age, and sex. Participants were either not receiving riluzole and/or edaravone or were on a stable dose for more than 30 days. Potential patients were excluded for the following reasons: past infection or a positive test for hepatitis B, hepatitis C or HIV (human immunodeficiency virus), need for respiratory support, renal failure, impaired hepatic function, body mass index under 18.5 or 30 or above, significant cardiac disease, diabetes, autoimmune diseases, chronic severe infection, malignant disease or any other disease or condition that may risk the patient or interfere with the result of the study. By the end of December 2019, ten patients were treated with AstroRx®: five patients from Cohort A had been treated with 100 million AstroRx® cells injected into their spinal fluid. Subsequently, five patients from Cohort B were treated with

250 million AstroRx® cells, with the last patient being treated in December 2019. During 2020, clinical data was collected for the treated patients for up to 12 months. Considering the spread of COVID-19 in Israel and following the data and safety monitoring board recommendation to suspend the continuation of the clinical trial in the third and fourth treatment groups, Kadimastem decided to discontinue the recruitment to additional treatment groups in ALS Phase 1/2a trial.

AstroRx® Phase 1/2a FIH clinical trial

Clinical Safety Profile

Study Status:

- 5 patients in Cohort A (dose 100M cells) and 5 patients in Cohort B (dose 250M cells).
- 12 Month follow up.
- Planned cohorts C&D were discontinued following Data Safety Monitoring Board (DSMB) recommendation due to COVID-19 pandemic.

Safety Results:

- Study met safety endpoints
- No treatment-related serious adverse events
- No dose-limiting toxicities were reported

kadimastem
cells to cure diseases

Safety outcomes: Nine out of 10 (90%) of treated patients completed the six-month follow-up, and 6 patients (60%) completed the twelve-month follow-up. All patients reported a total of 86 treatment-emergent adverse events, or TEAE. None of the TEAEs was deemed to be associated with AstroRx® itself. 63 TEAEs were mild, 19 were moderate, and 4 were severe. Six patients developed a total of 9 serious TEAEs after the treatment, 2 patients in Group A and 4 patients in Group B. The most frequent TEAE was post lumbar puncture headache, associated with IT injection procedure of the cells, and reported by 50% of the patients. Additional procedure-related TEAEs included pain in the injection site (30%), arthralgia, back pain, muscle contraction, and pain in the leg, each reported by 10% of the patients. All procedure-related adverse events, or AEs, were graded as mild to moderate, and all were resolved. Three patients reported 4 AEs related to mycophenolate mofetil, including headache, nausea, anemia, and hyperhidrosis. All the immunosuppression-related AEs were graded as mild to moderate, and all were resolved.

The main outcome efficacy measure in the study was ALSFRS-R. At baseline visit (1 day before treatment) the mean ALSFRS-R score was 35.6 ± 3.7, 34.2 ± 7.0 and 34.9 ± 5.3, for Group A, Group B, and combined Group A + B, respectively. The mean decline in the ALSFRS-R slope for patients in Group A was − 0.88/month during the run-in (3 – 4 months before treatment). In the first 3 months after AstroRx® cell injection, the mean decline of the ALSFRS-R slope was attenuated to − 0.3/month (p = 0.039), reflecting an attenuation of 66% in ALSFRS-R deterioration. Combining the data of both groups demonstrated an attenuation of 53% in ALSFRS-R over the first 3 months post AstroRx® IT injection (p < 0.001) (a p-value is a conventional statistical method for measuring the statistical significance of experimental results; p-value of less than 0.05 indicates statistically significant result), which was not maintained at 6- and 12-month follow-up. The change in the ALSFRS-R slope was also analyzed in a subpopulation of rapid progressors from both groups (n = 5). Rapid progressors were defined as patients who deteriorated ≥ 1.1 ALSFRS-R points per month during the run-in period. The mean improvement in ALSFRS-R slope between the run-in period and 3-month follow-up in these patients was 58% (− 1.58/month vs. − 0.65/month, p < 0.001). Also in this subpopulation, after 3 months post single dosing the ALSFRS-R slope returned to a similar rate that was recorded before treatment (Fig. 2).

An improvement ≥ 25% in the ALSFRS-R slope is considered clinically meaningful. The individual ALSFRS-R slopes demonstrated an improvement of at least 25% in ALSFRS-R slope between the run-in and 3-month follow-up in 80% of the patients (4 patients in each group, data not shown).

Results AstroRx® 3-month Follow-up

Demonstrated a Clinically Meaningful Decline in Disease Progression

Clinical results are consistent between Cohorts A and B

ALSFRS-R slope difference between 3 months pre- and post-treatment in Cohorts A and B

ALSFRS-R points/Month
A
B
A+B
ALSFRS-R slope
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
-0.88
-0.3
*
-1.43
-0.78
**
-1.15
-0.54
***
Slope pre
Slope post

* p=0.0396, ** p=0.0023, *** p=0.0004 (MMRM analysis)

ALSFRS-R is a Clinically Accepted Measure of Disease State

kadimastem
cells to cure diseases

At 6 and 12 months after treatment, the ALSFRS-R deterioration rate was − 0.76/month and − 0.82/month, respectively, similar to that observed during run-in. The mean deterioration of ALSFRS-R slope in Group B (− 1.43/month) during the run-in was greater than Group A (− 0.88/month). Similar to Group A, the ALSFRS-R deterioration rate during the first 3 months after treatment decreased to − 0.78/month (p = 0.002), representing an attenuation of 45% in ALSFRS-R decline. As observed in Group A, the attenuation of ALSFRS-R decline over the first 3 months post-treatment was not maintained at 6 and 12 months post-treatment (− 1.59/month and − 1.39/month, respectively).

FDA approved planned Phase 2a study:    In March 2023, Kadimastem received approval from the FDA regarding its AstroRx® multisite-site Phase 2a clinical trial study in the United States based on the IND application. The application includes a detailed clinical synopsis approved by the FDA. Briefly, the studies titled: “A Prospective, Randomized, Double-Blind, Placebo Controlled, Phase 2a Study For 6 Months, followed by a 6-Month Open-Label Extension to Evaluate the Safety, Tolerability, And Effectiveness of Repeated Administration of Cryopreserved AstroRx® in Patients with Amyotrophic Lateral Sclerosis (ALS).” This study will be conducted in participants with a sporadic or familial ALS, who meet the El Escorial criteria of probable, or definite criteria for a diagnosis of ALS, with disease onset of 18 months or less, from first symptoms until screening. At screening, eligible participants must be between ages 18-80 years old, have an ALSFRS-R score ≥35, and a SVC ≥70% of predicted capacity for age, height and gender. Participants on a stable dose of riluzole and/or edaravone or PB (sodium phenylbutyrate)/TURSO (taurursodiol), and those not taking riluzole and/or edaravone or PB/TURSO at screening are eligible for inclusion as long as they meet specific protocol requirements. Approximately 30 adult participants will be enrolled into the double-blind study with a randomization ratio of 2:1 (20 participants in the AstroRx® arm and 10 participants in the placebo arm). Kadimastem began preparations for the clinical trial including extensive contact with key opinion leader and clinical centers in the United States and signing a tech-transfer agreement with qualified Contract Development and Manufacturing Organization for the manufacturing of clinical grade AstroRx® product.

Screening
Enrolment
Baseline
Randomization
≤3w
AstroRx®
20 subjects
Placebo
10 subjects
AstroRx® injection
AstroRx® IT injection
AstroRx® IT injection
AstroRx® IT injection
EOS (12 mo FU)
Double Blind phase (6 mo)
OLE (6 mo)
1
90
180
270
365
-7
Immunosuppression (MMF 1 gr b.i.d)
365
Placebo IT injection
Placebo IT injection
AstroRx® IT injection
AstroRx® IT injection
EOS (12 mo FU)
Double Blind phase (6 mo)
OLE (6 mo)
1
90
180
270
365
-7
Immunosuppression (MMF 1 gr b.i.d)
365
Interim look
at 6 month follow up
Final analysis
at 12 month follow up

Kadimastem’s AstroRx® has received orphan drug status from the FDA, a status given to certain drugs called orphan drugs, which show promise in the treatment, prevention, or diagnosis of orphan diseases. Kadimastem believes that the granting of orphan drug status for the AstroRx® product is an acknowledgment of the uniqueness and medical potential of the product and will give a significant boost to its entry into the market once it’s approved for marketing. The FDA grants orphan drug status in order to provide an incentive for the development of drugs and medical treatments. Companies whose drugs have been awarded this status enjoy exclusive marketing rights for the drugs for seven years after marketing approval is obtained. This recognition is also useful in obtaining grants and financial concessions in development and registration of drugs for marketing.

The FDA has authority to grant orphan drug designation to a drug or biological product to prevent, diagnose or treat a rare disease or condition. Orphan drug designation qualifies sponsors for incentives including tax credits for qualified clinical trials, exemption from user fees, and potential seven years of market exclusivity after approval. Orphan drug status provides faster testing tracks and responses from the FDA and other regulatory agencies. Orphan drug status designation neither shortens the development time nor regulatory review time of a drug nor does it increase the likelihood for any approval in the regulatory review process. Sponsors requesting designation of the same drug for the same rare disease or condition as a previously designated product must submit their own data and information to support their designation request. Orphan drug designation is a separate process from seeking approval or licensing. Drugs for rare diseases go through the same rigorous scientific review process as any other drug for approval or licensing.

Competition

Kadimastem faced substantial competition in all fields of business in which Kadimastem engages. That competition is likely to intensify as new products and technologies reach the market. Superior new products are likely to sell for higher prices and generate higher profit margins if acceptance by the medical community is achieved. Those companies that are successful at being the first to introduce new products and technologies to the market may gain significant economic advantages over their competitors in the establishment of a customer base and track record for the performance of their products and technologies. Such companies will also benefit from revenues from sales that could be used to strengthen their research and development, production, and marketing resources. Companies engaged in the medical products industry face the risk of obsolescence of their products and technologies as more advanced or cost-effective products and technologies are developed by competitors. As the industry matures, companies will compete based upon the performance and cost-effectiveness of their products.

Products for Regenerative Medicine

The cell therapy industry is characterized by rapidly evolving technology and intense competition. Kadimastem’s competitors include major multinational pharmaceutical companies, specialty biotechnology companies, and chemical and medical products companies operating in the fields of regenerative medicine, cell therapy, tissue engineering, and tissue regeneration. Many of these companies are well established and possess technical, research and development, financial, and sales and marketing resources significantly greater than Kadimastem’s. In addition, certain smaller biotech companies have formed strategic collaborations, partnerships, and other types of joint ventures with larger, well-established industry competitors that afford the smaller companies’ potential research and development as well as commercialization advantages. Academic institutions, governmental agencies, and other public and private research organizations are also conducting and financing research activities, which may produce products directly competitive to those Kadimastem is developing.

Potential Competition for the AstroRx® product

To the best of Kadimastem’s knowledge, there is currently no cell/astrocytes-based therapy that has been differentiated from pluripotent stem cells for the treatment of ALS approved for marketing by the FDA, the European Medicines Agency, or EMA, or any other jurisdiction. ALS is a multifactorial disease, characterized by a progressive loss of motor neurons that eventually leads to paralysis and death. The current ALS-approved drugs modestly change the clinical course of the disease. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression of ALS diseases.

MSCs are adult multipotent-precursors that can be derived from bone-marrow or placenta, with the potential to differentiate into osteocytes, chondrocytes, fibroblasts, and adipocytes. MSC are not natural residents of the CNS but can be induced to secrete some of the neurotrophic factors secreted by astrocytes. There is a product based on mesenchymal stem cells that was approved through an expedited process in South Korea by Corestem, Inc. However, to the best of Kadimastem’s knowledge, Corestem did not conduct an experiment and was unable to obtain regulatory approval outside of Korea. In addition, to the best of Kadimastem’s knowledge, there are currently several medical applications based on stem cells that are in various development processes mainly by academic principal investigator, and which the company considers to be direct potential competitors to the medicine that Kadimastem is developing in the field of activity. These include Q Therapeutics, Neuralstem and NurOwn® by Brainstorm Cell Therapeutics, Inc. NurOwn® is the only product of direct competition that reached high stages in a Phase 3 clinical trial. To the best of Kadimastem’s knowledge, this product was denied a Biological Licensing Approval, or BLA, an FDA marketing approval of a biological drug, for ALS treatment in 2022. As of April 2023, the FDA has agreed to have an additional advisory meeting to reconsider the marketing of this product to ALS patients. Since all the MSC product candidates do not replace astrocytes, but rather have a few astrocytes-like attributes, Kadimastem considers them competition for the short run, but strongly believe it has a competitive edge on them.

There are currently on the market several products (not based on the use of cells) or under development for the treatment of ALS, which are in various stages of development, as well as three products approved by the FDA: (1) Rilutek, which has been marketed since the 1990s; (2) Edaravone, which was approved in mid-2017 as an intra venous agent and again in late 2022 as an oral drug (Marketed by Mitsubishi Tanabe Pharmaceuticals as Radicava®), which, to the best of Kadimastem’s knowledge, each has limited efficacy; and (3) RELYVRIO® (sodium phenylbutyrate and taurursodiol, AMX0035) which is marketed by Amylyx, which has been approved by the FDA and the Ministry of Health in Canada, and is in the stages of evaluation by EMA regarding the granting of a marketing authorization for its use. Kadimastem sees these products as potential indirect competition with the drug that Kadimastem is developing.

IsletRx — Development of a Drug for the Treatment of Diabetes

Development of Cell Therapies in the Field of Regenerative Medicine for the Treatment of Insulin-Dependent Diabetes

Diabetes is a chronic disease that occurs when the insulin-secreting beta cells in the pancreas do not produce enough insulin (such as after the immune-mediated destruction of beta cells in Type 1 diabetes), or when the body cannot effectively use the insulin the beta cells produce (such as in Type 2 diabetes due to insulin resistance in liver, fat and muscle tissues). Type 2 diabetes accounts for about 90% to 95% of all diagnosed cases of diabetes; Type 1 diabetes accounts for about 5% to 10%.

Kadimastem’s Solution

IsletRx is a cellular therapy product based on pancreatic islet-like clusters, or ILCs, derived from human embryonic stem cells for the treatment of Type 1 diabetes and possibly also for insulin-dependent Type 2 diabetes. The ILCs are differentiated stepwise from the GMP-grade HAD C-100 hESC line. At the end of the differentiation protocol, the hESC-derived pancreatic ILCs contain mainly insulin secreting cells that have the capability to sense and respond to alterations in glucose levels, with secretion of adequate amounts of insulin in direct response to glucose levels. Thus, IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting physiological levels of insulin to maintain long-term continuous balanced glucose. IsletRx, as allogeneic islet cells for diabetic patients derived from an unlimited source of pluripotent stem cells, can overcome the shortage in adequate biological material for islet transplantation therapy.

IsletRx Treatment = Potential Cure

Problem
Treatment
Cure
IsletRx
Healthy Islet Cells
Strategies to ensure protection from rejection
IsletRx treatment can lead to normal insulin secretion
Strict blood glucose levels control = cure of diabetes
150(mg/dl)
125
100
Fasting blood glucose
Sick Islet
No Insulin secretion
No blood glucose levels control=Diabetes
150(mg/dl)
125
100
Fasting blood glucose
kadimastem
cells to cure diseases

Conventional treatments (insulin syringes and pumps) are designed to monitor blood glucose levels in diabetics externally, and to inject insulin artificially according to the amount needed (insulin is given directly into the blood by injections or by the pumps). This treatment has several disadvantages, including: dependence on injections and external monitoring of blood glucose levels; the necessity to operate, maintain and fill the pumps, which affects the patients’ quality of life; artificial injection of insulin, which does not prevent the deterioration of diabetes over time; and excessive insulin injection, which may cause the glucose level to drop and lead to fainting, loss of consciousness and even death in extreme situations. On the contrary, IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting the exact physiological levels of insulin to maintain long-term continuous balanced glucose levels with minimal risk, personal comfort and increased compliance for treatment.

Strengths

Kadimastem’s vision is to utilize cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as Type 1 diabetes. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning insulin secreting cells can be restored using “healthy” islet cells that perform their physiological role upon their implantation.

Kadimastem believes they have the potential to transform the lives of individuals living with Type 1 Diabetes and in the future Type 2 Diabetes which are insulin dependent.

Kadimastem’s key competitive strengths include:

•        Kadimastem developed large scale manufacturing capabilities for IsletRx cells for clinical applications;

•        Kadimastem plans to utilize multiple delivery strategies, developed in-house or in collaboration; and

•        Kadimastem has a unique, IP protected technology for “enrichment” of the therapeutically relevant pancreatic islet cells that it believes will result in increased safety and efficacy profile.

IsletRx — Development of a Drug for the Treatment of Diabetes

The IsletRx cells for diabetes therapy Kadimastem develops is based on differentiation of pluripotent stem cells received under license agreements. Kadimastem developed technologies for the cultivation of pluripotent stem cells and their differentiation into islet-like cell clusters (containing mainly insulin-producing beta cells and to lesser extent glucagon-producing alpha cells). These cells are intended for transplantation into Type 1 diabetic patients whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar, as well as adequate levels of active glucagon that can respond to a sharp drop in glucose levels (hypoglycemia). In this way, the transplant recipient can produce, and release insulin or glucagon as needed, independently of external monitoring of blood sugar and regular insulin injection. The drug Kadimastem is developing is intended for patients with Type 1 diabetes and in the future also for patients with Type 2 diabetes who are dependent on injecting insulin from an external source to maintain adequate levels of sugar (glucose) in the blood.

Patients with uncontrolled diabetes suffer from long-term complications such as vascular damage, decreased kidney function (leading to kidney failure), impaired vision and the development of necrosis in the limbs. Therefore, by achieving strict management of blood sugar levels, the deterioration of the disease complications can be avoided. In addition, the patient’s quality of life will be improved: at current state, the patient must perform regular tests and carefully manage energy intake to prevent events of hypoglycemia (very low, abnormal blood sugar level) resulting from excess of injected external source insulin, or events of hyperglycemia (very high, abnormal blood sugar level) resulting from insufficient insulin injected from an external source.

For the development of IsletRx cells, Kadimastem relies on these main technologies:

Expansion:    Kadimastem has the technological ability to multiply/expand the pluripotent stem cells received under license agreements and to preserve them in deep freezing, while maintaining their vitality and pluripotent fitness. This technology enables the production and storage of industrial-scale stock of pluripotent stem cells, which can then be thawed and used in production and differentiated into specific cell lineage as needed.

Differentiation:    Kadimastem has developed technology and know-how, through which the technology can mimic the process of embryonic development and direct the pluripotent stem cells to differentiate into a specific lineage in the body, according to choice and relevant needs. The differentiation process is carried out under laboratory conditions, in several stages, by adding chemical and/or biological agents in controlled timings to the pluripotent stem cell culture. Induction of differentiation processes of pluripotent stem cells into islet-like cell clusters, under laboratory conditions is conducted in a stirred suspension bioreactor under conditions that mimic the development of the pancreatic islets.

Enrichment:    Kadimastem has developed an enrichment technology which it believes improves safety and efficacy of IsletRx cells. The IsletRx cells are enriched for insulin secreting cells, designated as IsletRxPlus, and formulated as the drug substance.

Delivery:    Several delivery strategies were developed to obviate the need for life-long immunosuppressive treatment while enabling the long-term function of IsletRxPlus cells. These strategies include immune tolerance, microencapsulation in polymer, and scaffolding using electrospinning of polycaprolactone. The cellular component in all products is the same, IsletRxPlus cells.

Products description

iTOL-102 Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); mixed with SA-FasL Microgels (iTOL-100), intended for omental implantation. The iTOL100 enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. Thus, IsletRxPlus cells are in direct contact with the omental vasculature, ensuring proper engraftment and function. Preclinical efficacy studies using iTOL-102 demonstrated prolonged anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner. These results, along with the proof of concept, or POC, studies with an iTOL100 component, have led to submission of a Pre-IND package.

Encap-IsletRxPlus Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); encapsulated in alginate microgels, intended for intra-peritoneal implantation. The alginate microencapsulation enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. Still, IsletRxPlus cells are not in direct contact with the vasculature, and may suffer from hypoxia and loss of function due to fibrosis. The retrievability of microencapsulated IsletRxPlus cells is a regulatory concern, as there is very limited data about the safety of stem cells-derived islets. Preclinical efficacy studies using Encap-IsletRxPlus demonstrated prolong anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner.

In-Scaffold-IsletRxPlus Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); encapsulated in alginate microgels embedded in electro spun polycaprolactone membrane, intended for subcutaneous implantation. The alginate microencapsulation enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. The embedding of the microcapsules in a membrane makes it a retrievable solution and obviates the regulatory concern. POC studies using In-Scaffold-IsletRxPlus demonstrated that microencapsulated IsletRxPlus cells maintain their identity and capability to secrete insulin in immunodeficient mice. Next planned studies aim to test the anti-diabetic effect of this delivery method. Kadimastem expects to submit a pre-IND package in the third quarter of 2025.

These delivery options are in various development stages. The most advanced is iTOL-102, currently at the Pre-IND stage. Preclinical development studies were conducted to support regulatory submissions for iTOL-102 (Pre-IND) and Encap-IsletRxPlus (INTERACT).

Drug administration strategies

The use of allogeneic islets in clinical settings requires to ensure their long-term function in the patient without being destroyed by patient’s immune system. Kadimastem utilizes several technologies to protect the islets from the recipient’s immune system, which will eliminate the implant rejection risk, without the need to administer immunosuppressive drugs to weaken the patient’s immune system and ensure long term function of IsletRxPlus cells.

iTOL-102

iTOL-102 are human pluripotent (embryonic) stem-cell derived islet-like clusters mixed with iTOL-100 (biotinylated PEG microgels with surface bound SA-FasL). iTOL-102 consists of IsletRxPlus cells and iTOL-100 prepared for delivery into the omentum, a part of the stomach of diabetic patients. The therapeutic goal for iTOL-102 is to provide an easily administered, low risk, treatment via a minimally invasive procedure with long-term glucose responsiveness, that can treat diabetes without the need for chronic immunosuppression or exogenous insulin supplementation. Data from initial proof-of-concept studies with iTOL-102 in diabetic mouse models demonstrated potential efficacy and safety results of iTOL-102. In January 2024, iTolerance and Kadimastem held a meeting with the FDA (INTERACT) to discuss safety, functionality and planning regarding the development of the joint iTOL-102 project. In June 2024, The Diabetes Research Institute at the University of Miami Miller School of Medicine presented the results of iTOL-102 POC study in the American Diabetes Association’s 84th Scientific Sessions that highlights the potential of human, stem cell-derived islets combined with an immunomodulatory microgel to reverse Type 1 diabetes (T1D). The results demonstrated that the combination of iTOL-100 engineered microgel developed by iTolerance and IsletRx stem cell-derived islets developed by Kadimastem, iTOL-102, can restore normoglycemia in a model of diabetes. Accordingly, the companies are working on submitting a pre-IND package in the third quarter of 2025.

iTOL-102: Kadimastem & iTolerance co-development

Local Immune tolerance to allow IsletRx^{Plus} survival and function

- Regenerative medicine without the need for life-long immunosuppression
- Leverages the naturally occurring protein, Fas Ligand (FasL)
- Creating localized immune privilege environment
- BIRD Grant funded (~1M $)
- INTERACT Meeting with the FDA (January 2024)
- Successful POC results (June 2024)
- Pre-IND Q4 2024

ITOL-100

kadimastem cells to cure diseases

iTOLERANCE

Encap-IsletRxPlus

Microencapsulation of cells within semi-permeable hydrogels represents an immune isolation strategy for cell-based therapies without the need for systemic immunosuppression. Studies have demonstrated that the microencapsulation process does not hinder the function of islets, and the insulin is efficiently secreted in response to elevated blood glucose levels, using similar doses of islets as used in the Edmonton protocol. Preclinical studies have demonstrated long-term

Encap-IsletRxPlus functionality, in terms of continuous balanced glucose levels, in immunocompetent mice without immunosuppressive treatment. The microencapsulation provides a physical barrier that protects the IsletRxPlus from the host immune system. Kadimastem’s aim for Encap-IsletRxPlus is an easily administered, low risk, minimally invasive procedure in which encapsulated islets with long-term glucose responsiveness can treat diabetes without the need for immunosuppression or exogenous insulin supplementation. A pre-IND submission is planned for the third quarter of 2025, respectively Encap-IsletRxPlus.

Encap-IsletRx^Plus Preclinical function

Encap-IsletRx^Plus treated diabetic mice (STZ) demonstrated balanced and normal blood glucose levels

- Long-term therapeutic effect was achieved in an **immunocompetent animal model** (C57BL/6 mice)
- IsletRx^Plus cells well protected from host immune system

500 µm

700
600
500
400
300
200
100
0
Blood glucose (mg/dL)
0
20
40
60
80
100
120
Days post Tx
Control
Encap-IsletRxPlus

kadimastem
cells to cure diseases
22

In-Scaffold-IsletRxPlus

Although alginate microcapsules provide immuno-isolation, their surgical retrievability might be difficult. To ensure removal of IsletRx cells if needed, it is possible to implant them in a bioengineered device to enable it. The device is a 3D printed scaffold containing encapsulated IsletRxPlus cells. The 3D printing process, called melt electrospinning writing is a relatively novel solvent-less process that enables the design and fabrication of micrometer-thin fibers with highly controllable architectures and patterns manufactured at the University of Queensland, Australia. Preclinical results demonstrated that encapsulated islets placed in scaffolds and implanted subcutaneously or intraperitoneally, produced human insulin and maintained viability and identity for study duration (~3 months). Current Future studies aim to optimize this delivery strategy. In these studies, a dose response study is planned, to analyze the minimal dose needed to achieve the desired effect, which is normal levels of glucose.

Key Commercial Agreements

License Agreement with Yeda Research and Development Ltd.

In August 2009, Kadimastem entered into a license agreement with Yeda Research and Development Ltd., or Yeda, a subsidiary of the Weizmann Institute, or the License Agreement, under which Kadimastem received a license to use their invention, patents and knowledge for the purposes of developing, manufacturing, marketing and selling stem cell-based drugs and treatments for diabetes and neuronal diseases, and in providing various drug development services, including drug scanning. The agreement stipulates payments to be made to Yeda in accordance with certain milestones as well as royalty payments beginning from the first commercial sale of a product, at a royalty rate of 10% to 14% of the “Net Sales” (as defined in the License Agreement) of product sold. The royalty payments expire upon the earlier of 15 years from the date of the first sale of a licensed product under the License Agreement, and the expiration of Yeda’s licensed patents under the License Agreement (the “Yeda IP”). The Yeda IP expires on separate dates; on August 15, 2027, December 16, 2027, April 13, 2029, November 28, 2036, and July 23, 2038, each as detailed further below under “— Intellectual Property” beginning on page 219.

Specifically, with respect to milestones reached, Kadimastem will pay the following: (a) annual license fees in the amount of $20,000, which Kadimastem began paying from the fourth year of the agreement; (b) a total of $650,000 after reaching sales of products (by Kadimastem and/or sublicensees, cumulatively) in the amount of $100,000,000 (net); (c) a total of $2,500,000 after reaching such sales of goods in a cumulative amount of $500,000,000 (net); and (d) a total of $6,500,000 after reaching such sales of products in a cumulative amount of $5,000,000,000 (net). The agreement terminates upon the expiration of Yeda’s patents licensed to Kadimastem under the agreement, and at Yeda’s option upon (a) Kadimastem to meet certain Milestones (as defined below); and (b), a period of six (6) months of no sales of any product developed under the agreement, or a “Product”. The Milestones include (a) within 2 (two) years from Agreement, Kadimastem must commence pre-clinical activities directed toward the submission of an IND with respect to a Product; (b) within 3 (three) years from the commencement of pre-clinical activities, to file an IND (or any equivalent application) with respect to a Product; (c) within 3 (three) years from IND filing, to commence a phase I clinical trial; (d) within 4 (four) years from the commencement of a phase I clinical trial, to commence a phase III clinical trial; (e) within 4 (four) years from the commencement of a phase III clinical trial, to receive regulatory approval for commencement of sales. As of the date of this proxy statement/prospectus, $126,828 have been paid by Kadimastem to Yeda under this agreement.

Agreement with Ramot

In January 2015, Kadimastem entered into a research and licensing agreement with Ramot for the commercialization arm of Tel Aviv University, and Professor Shimon Efrat, a leading scientist in the joint research on behalf of Tel Aviv University. For the cooperation between the parties, Kadimastem must pay to Ramot royalties at a rate of 0.3% – 0.8% for product sales, depending on progress according to the product’s regulatory milestones and the degree of use of Ramot’s technology developed during the project, as stipulated in the agreement. In addition, royalties will be paid to Ramot at a rate of 2.75% for consideration received by Kadimastem for sublicensing of product in the field of diabetes, depending on the milestone specified in the agreement; or royalties at the rate of 7% if the sublicensing is for a product that combines the technology of Ramot. It was also agreed that Kadimastem would grant to Ramot up to 200,000 options, free of charge, subject to reaching regulatory milestones, at the following rates: 30% of the options would be granted after meeting with a regulatory body, prior to submitting the IND application; an additional 30% of the options will be granted after the submission of the IND application; and an additional 40% of options will be granted after receiving the IND approval. The granting of such options is subject to Professor Efrat continuing to advise Kadimastem throughout various stages of the product’s regulatory approval. The agreement may be terminated at any time if either party commits a material breach or if either party goes into bankruptcy, liquidation, makes a general assignment for the benefit of its creditors, or becomes a party to dissolution proceedings.

Feasibility Study Agreement with Australian Foundation for Diabetes Research

Originally on September 2018, and as further amended, Kadimastem entered into a feasibility study agreement with the Australian Foundation for Diabetes Research, or the AFDR, and the Sydney Cell Therapy Foundation Pty Limited, or the SCTF, to evaluate the feasibility of implementing medical solutions derived from Kadimastem’s human stem cell technologies into AFDR’s medical devices, licensed to SCTF. Pursuant to this agreement, Kadimastem and AFDR jointly own, in equal parts of all intellectual property resulting from the collaboration and share equally in the costs of patent filings and protections. In addition, Kadimastem received an exclusive, perpetual, worldwide license to commercialize the joint results. As consideration for such license, Kadimastem will pay AFDR 22.5% of all non-sales-related upfront payments it or its affiliates actually received from any sublicensee, and 25% of all milestone payments actually received upon the occurrence or achievement of milestones by any sublicensee. The agreement terminates on December 31, 2026, or upon the execution of a commercialization agreement. The agreement may be terminated at any time if either party commits a material breach or if either party goes into bankruptcy, liquidation, makes a general assignment for the benefit of its creditors, or becomes a party to dissolution proceedings.

Cooperation and Project Funding Agreement with iTolerance, Inc.

On May 23, 2023, Kadimastem, the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation, and iTolerance, Inc., or iTolerance, entered into a Pharma Cooperation and Project Funding Agreement for the clinical development of iTol-102, or the Proposal, and collectively, the iTolerance Co-Development Agreement. Under the iTolerance Co-Development Agreement, the BIRD Foundation agreed to fund the Proposal of up to $1,000,000, or the Foundation Grant, with repayment made from any gross revenues received from any products developed under the Proposal, or a Product. Following the earlier of (1) one year following an IND approval (or equivalent to any regulatory agency); (b) commencement of the marketing of any Product; or (c) the continuation of the development of the Product, the Foundation Grant shall become immediately payable to the BIRD Foundation, with the amounts to be repaid each year subject to certain maximum limits on the amount of gross sales to be repaid each year. Under the iTolerance Co-Development Agreement, the governments of Israel and the United States were granted a non-exclusive, irrevocable, royalty-free license to use any product for any purpose. The BIRD Foundation has the right to revoke the Foundation Grant upon the occurrence, among other events, a fundamental breach of the agreement, insolvency, change in business, dispute between, or material advance change in financial position of either Kadimastem or iTolerance. On July 16, 2025, the BIRD Foundation has approved another milestone-based funding under the iTolerance Co-Development Agreement. The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102. The milestone payment approved by the BIRD Foundation amounts to approximately NIS 564,400 (approximately $166,000 USD), bringing the total support from the BIRD Foundation to nearly NIS 3 million (approximately $833,000 USD) to date.

Israel Innovation Authority Grant Framework

Under a general framework agreement with the IIA, Kadimastem received approximately $13.9 million in grants, or the Grant, from the IIA under Incentive Track No. 1 — The R&D Fund, or the Fund, under which it agreed to pay royalties ranging from 3% – 3.5% on sales derived from products developed with grant funding received from the Fund, as long as total sales are under $70 million, or 5% of such sales if they exceed $70 million, until the total Grant is repaid (subject to inflation and LIBOR interest). The IIA retains the right to terminate the Grant and demand repayment of all benefits if it deems the project’s likelihood of success are too low, unless Kadimastem demonstrates diligent efforts to advance the Grant’s objectives. Any sale or transfer of intellectual property outside of Israel requires approval from the IIA. All products developed by Kadimastem developed as a result of the Grant program remain subject to royalties on revenues, including related services and revenues of affiliates or licensees, and any amounts collected by the IIA under these provisions are reinvested to promote further technological innovation in Israel.

Clinical Trial Agreement with Hadasit Medical Research Services and Development Ltd.

On March 2018, Kadimastem entered into a clinical trial agreement with Hadasit Medical Research Services and Development Ltd., a wholly-owned subsidiary of Hadassah Medical Organization, or Hadasit, and Dr. Marc Gotkine, or the Investigator, to evaluate the safety, tolerability, and therapeutic effects of transplanting allogeneic astrocytes derived from human embryonic stem cells in patients with ALS, or the Clinical Trial. As consideration for the Clinical Trial, Kadimastem will pay Hadasit a start-up, nonrefundable fee of $3,000 and an advance of $60,000, which will be deducted from the final monthly payment. Additional monthly payments will be based on the actual visits, tests, and procedures performed each quarter. Kadimastem is also responsible for any Hadassah Ethical Committee IRB fees. The agreement shall terminate upon completion of the Clinical Trial. Either party may terminate the agreement if any party files a petition for its winding up, liquidation, or the appointment of a receiver over a substantial portion of its assets. Kadimastem may terminate the agreement for any reason by providing a sixty days’ notice, and Hadasit may terminate the agreement if regulatory approvals for the Clinical Trial are revoked. Upon termination, Kadimastem will pay Hadasit for work performed and any non-cancelable commitments incurred up to the termination date, and Hadasit must return any unexpended funds. Termination does not affect Kadimastem’s intellectual property rights. As of the date of this proxy statement/prospectus, $2,113,661 have been paid by Kadimastem to Hadasit under this agreement.

Agreement with Pluri Inc.

On July 17, 2024, Kadimastem entered into a collaboration agreement with Pluri Inc. (Nasdaq: PLUR), or Pluri, for the clinical manufacturing (outsourced) of Kadimastem’s products, or the Pluri Agreement, at Pluri’s manufacturing facility in accordance with Kadimastem’s strategic plan.

The signing of the Pluri Agreement to manufacture Kadimastem’s products constitutes a milestone in the development of the ASTRORX® product, as part of Kadimastem’s preparation for a multi-site Phase IIA clinical trial (Phase A2), as well as in the development of the ISLETRX product in support of the Pre-IND submission together with iTolerance, for continuing the development procedures of the innovative diabetes treatment within the framework of the aforementioned collaboration and as preparation for the submission of an IND application in the future. In accordance with the agreement, Kadimastem will grant Pluri the right to use the knowledge developed by Kadimastem for the benefit of Pluri’s production of Kadimastem’s products, with the first phase lasting up to 12 months, in consideration of approximately $70,000 to be paid in cash or through issuance of Company securities, as to be agreed upon by the parties. The Pluri Agreement further provides that after completion of first phase, subsequent phases of work may be initiated only upon written agreement of both parties, subject to capacity availability at Pluri’s facilities. Pricing for subsequent phases will be negotiated separately and is valid for 12 months from June 30, 2024. Kadimastem is responsible for providing all process and assay data, starting materials, and raw materials unless otherwise agreed, and may be charged a 15% handling fee on raw materials procured by Pluri.

Kadimastem retains ownership of all materials and intellectual property provided under the Pluri Agreement, and grants Pluri a limited right to use such knowledge solely for the purpose of performing the services.

The Pluri Agreement may be terminated: (i) by either party upon a material breach not cured within 30 days of notice; (ii) immediately by either party if the other becomes insolvent or subject to certain bankruptcy events; or (iii) by Kadimastem, without cause, upon 30 days’ written notice after the first 90 days of the agreement. In the event of termination, Kadimastem must pay for services rendered and non-cancellable costs incurred up to the termination date. As of the date of this proxy statement/prospectus, $28,300 have been paid by Kadimastem to Pluri under this agreement.

Intellectual Property

Kadimastem seeks and has obtained some patent protection as well as other effective intellectual property rights for Kadimastem’s products and technologies in the United States and internationally. Kadimastem’s policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of its business.

A list of each of Kadimastem’s patent families, including each of their status, their filing locations, and application information, is set forth below:

METHODS OF GENERATING GLIAL AND NEURONAL CELLS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Expiration Date
45463 2006-075	Israel NP	August 28, 2006 60/840,426	February 26, 2009	August 15, 2007 197291	June 27, 2013 197291 September 28, 2013 197291	Methods of generating glial cells	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
45464 2006-075	USA NP	August 28, 2006 60/840,426	February 26, 2009	August 15, 2007 12/310,495	January 7, 2010 2010-0003751-A1 August 19, 2014 8,809,052	An in vitro method of generating mature branched oligodendrocytes which produce myelin	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027

METHODS OF GENERATING GLIAL AND NEURONAL CELLS AND USE OF SAME FOR THE TREATMENT OF MEDICAL CONDITIONS OF THE CNS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84030 2006-075	USA CON	August 28, 2006 60/840,426	July 11, 2014	August 15, 2007 14/329,510	October 30, 2014 2014-0322179-A1 April 25, 2017 9,631,175	A method of enhancing myelination in the CNS of a subject	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	December 13, 2027
84031 2006-075	USA DIV	August 28, 2006 60/840,426	March 23, 2017	August 15, 2007 15/468,020	December 21, 2017 2017-0362570-A1 April 16, 2019 10,258,651	A method of treating one or more symptoms of ALS in a subject in need thereof	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	April 13, 2029
84032 2006-075	USA CON	August 28, 2006 60/840,426	February 21, 2019	August 15, 2007 16/281,490	June 13, 2019 2019-0175658-A1 August 9, 2022 11,406,670	An in vitro method of producing astrocytes	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
METHODS OF GENERATING GLIAL AND NEURONAL CELLS AND USE OF SAME FOR THE TREATMENT OF MEDICAL CONDITIONS OF THE CNS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
45462 2006-075	Europe NP	August 28, 2006 60/840,426	March 27, 2009	August 15, 2007 07790074.4	June 3, 2009 2064319 February 22, 2017 2064319	In vitro methods of generating glial cells and neurons	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
47734 2006-075	Hong Kong NP	August 28, 2006 60/840,426	December 2, 2009	August 15, 2007 09111292.3	January 29, 2010 1131640A March 29, 2018 HK1131640	In vitro methods of generating glial cells and neurons	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027

INSULIN PRODUCING CELLS DERIVED FROM PLURIPOTENT STEM CELLS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Parent Expiration Date
84034	Canada NP	December 15, 2010 61/423,171	April 30, 2013	December 15, 2011 2,816,495	October 13, 2020 2,816,495	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
84035	Australia NP	December 15, 2010 61/423,171	May 1, 2013	December 15, 2011 2011342732	August 11, 2016 2011342732	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
84037	Europe NP	December 15, 2010 61/423,171	May 2, 2013	December 15, 2011 11848280.1	October 23, 2013 2652125 April 26, 2017 2652125	Methods of generating islet cells from pluripotent stem cells	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
84045	USA NP	December 15, 2010 61/423,171	May 27, 2013	December 15, 2011 13/989,805	October 17, 2013 2013-0273013-A1 August 2, 2016 9,404,087	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	April 5, 2032
84046	Israel NP	December 15, 2010 61/423,171	May 28, 2013	December 15, 2011 226617	January 31, 2019 226617 May 1, 2019 226617	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
METHOD OF IDENTIFYING AGENTS THAT AFFECT MATURATION, SURVIVAL AND MYELINATION
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84069	Israel NP	August 7, 2011 61/515,926	January 21, 2014	August 5, 2012 230576	March 30, 2017 230576 July 1, 2017 230576	An in vitro method of quantifying an effect of an agent on myelination of neuronal cells	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; HASSON Arye; IZRAEL Michal; KAUFMAN Rosalia OWNERSHIP	August 5, 2032

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84077	Israel NP	October 1, 2013 61/885,018	March 29, 2016	September 23, 2014 244808	March 25, 2021 244808 June 26, 2021 244808

A method of screening an agent for preventing or treating ALS. A composition comprising non-genetically modified cell population of human progenitor astrocytes or astrocytes, for use in the treatment or prevention the progression of ALS

							Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84749	USA CON	October 1, 2013 61/885,018	September 9, 2019	September 23, 2014 16/564,893	February 25, 2021 2021-0054334-A1	A method of treating ALS comprising intrathecally administering to a subject in need thereof non-genetically modified cell population of human progenitor astrocytes or astrocytes	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84080	Australia NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2014330807	October 15, 2020 2014330807	A method of screening an agent for preventing or treating ALS. A method for treating or preventing the progression of ALS in a subject in need thereof	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84752	Australia DIV	October 1, 2013 61/885,018	October 1, 2020	September 23, 2014 2020244551	November 24, 2022 2020244551	A method of treating or preventing progression of ALS. in a human subject in need thereof	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84081	Canada NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2,926,180		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84083	Europe NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 14851149.6	August 10, 2016 3052191 March 18, 2020 3052191	A method of screening an agent for preventing or treating ALS.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84086	Japan NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2016-520086	February 27, 2019 6,474,795 February 8, 2019 6,474,795	A method for screening a drug for preventing or treating ALS.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84107	Japan DIV	October 1, 2013 61/885,018	August 15, 2018	September 23, 2014 2018-152497	November 25, 2021 6,983,128	Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
101959 PCT-2ALS-CH	China DIV	October 1, 2013 61/885,018	November 19, 2024	September 23, 2014 202411652013.7		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
METHODS OF INDUCING MYELINATION AND MATURATION OF OLIGODENDROCYTES
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84095	Europe NP	June 2, 2014 62/006,285	September 28, 2016	June 2, 2015 15802806.8	April 5, 2017 3149155 September 23, 2020 3149155	An ex vivo method of including maturation of oligodendrocytes, compositions obtained thereby and use thereof.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; CHEBATH Judith OWNERSHIP	June 2, 2035

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84105	Brazil NP	November 30, 2015 62/260,669	May 29, 2018	November 28, 2016 BR 11 2018 01094 6		A method for enriching pancreatic endocrine cells Compositions comprising cells obtained by the method.	Pending	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84101	Israel NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 259702	June 1, 2022 259702 September 2, 2022 259702	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
92532	Israel DIV	November 30, 2015 62/260,669	May 24, May-2022	November 28, 2016 293289	December 1, 2023 293289 March 4,2024 293289	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84102	Japan NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 2018-546931	July 6, 2021 6,909,230	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84103	USA NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 15/780,153	December 27, 2018-0369290-A1 June 20, 2023 11,679,133	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	July 23, 2038

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
Kadimastem Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
96080	USA CON	November 30, 2015 62/260,669	April 21, 2023	November 28, 2016 18/137,455	August 10, 2023 2023-0248779-A1	A method for enriching pancreatic endocrine cells with specific markers	Pending	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84104	Europe NP	November 30, 2015 62/260,669	June 11, 2018	November 28, 2016 16870121.7	October 10, 2018 3384286 April 19, 2023 3384286	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	December 28, 2036
95901	Europe DIV	November 30, 2015 62/260,669	March 15, 2023	November 28, 2016 23162158.2	August 23, 2023 4231015 October 30, 2024 4231015	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84392	India NP	November 30, 2015 62/260,669	July 2, 2018	November 28, 2016 201817024538	December 7, 2023 478779	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
99188	Hong Kong DIV	November 30, 2015 62/260,669	February 19, 2024	November 28, 2016 42024087278.8	March 28, 2024 HK40098139	A method for enriching pancreatic endocrine cells with specific markers	Allowed	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036

Trademark: NewcelX

Kadimastem’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
102648	Israel						Pending	Kadimastem Ltd.

Trademark: AstroRx

Kadimastem’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
99994	Israel			July 26, 2016 286776	January 1, 2018 286776	Renewal July 26, 2026	Registered	Kadimastem Ltd.

Employees

As of December 31, 2024, Kadimastem had 10 employees, six of whom are employed on a full-time basis and four employed on a part-time basis. Five of Kadimastem’s employees are in its research and development department and five employees are in its general and administrative department.

Israeli labor laws principally govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires Kadimastem and its employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Kadimastem employees have defined benefit pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocations for severance pay.

While none of Kadimastem’s employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to Kadimastem employees by extension orders issued by the Israel Ministry of Economy (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. Kadimastem generally provides its employees with benefits and working conditions beyond the required minimums. Kadimastem has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of Kadimastem’s employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to Kadimastem of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those Kadimastem is developing. Any product candidate must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe, or MHRA through its authorization procedures before they may be legally marketed in the UK. Any product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on Kadimastem. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•        completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;

•        submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•        performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•        submission to the FDA of an NDA;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•        satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•        FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and Kadimastem cannot be certain that any approvals for a product candidate will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some pre-clinical testing may continue after the IND is submitted. In addition to including the results of the pre-clinical studies, the IND will also include a clinical trial protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and, depending on the phase of the study, the effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, due to safety concerns or non-compliance, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with the FDA’s GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial, including the informed consent document, before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the investigator brochure and other information about the trial distributed by the sponsor and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed. All clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report within set timeframes to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in-vitro testing that suggest a significant risk in humans exposed to the drug. Sponsors must also report to FDA certain amendments to the protocol and other essential information concerning the IND that does not fall within the scope of other required reports.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1.    The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•        Phase 2.    Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•        Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.

•        Phase 4.    The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

Human clinical trials are inherently uncertain and Phase 1, Phase 2, Phase 3 and Phase 4 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the NDA.

Concurrent with clinical trials, sponsors usually complete any remaining animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more specified indications. The submission of an NDA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. Kadimastem will seek a waiver of these fees as a small business submitting its first human drug application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable statutory and regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

Expedited Review and Approval

The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy).

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonably likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of any product candidate, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Kadimastem intends to apply for restorations of patent term for some of its currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-approval Requirements

Once an approval is granted, the FDA, European authorities and other regulatory authorities may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further regulatory authority review and approval. Some of these modifications, especially adding indications, would likely require additional clinical studies. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug product manufactured or distributed by Kadimastem pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; cGMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services (CMS) is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to Kadimastem’s products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

Reimbursement

Kadimastem faces uncertainties over the pricing of pharmaceutical products. Sales of a product candidate will depend, in part, on the extent to which the costs of a product candidate will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Kadimastem’s net revenue and results. If these third-party payors do not consider Kadimastem’s product candidates to be cost-effective compared to other therapies, they may not cover Kadimastem’s product candidates after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Kadimastem to sell any other product candidate on a profitable basis.

The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries under Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. The Centers for Medicare & Medicaid Services published a final rule in 2014 implementing the Medicare Modernization Act. Contrary to the proposed rule, which would have enabled Part D plans to offer fewer drugs, the final rule maintained the existing six protected classes of drug categories, but stated that some of the proposals not included in the final rule could still be finalized in the future, which would impact payor formulary and coverage decisions.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Kadimastem’s product candidates. If third-party payors do not consider Kadimastem’s product candidates to be cost-effective compared to other available therapies, they may not cover Kadimastem’s product candidates as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Kadimastem to sell Kadimastem’s product candidates on a profitable basis.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. Some of the key changes made to date pursuant to the ACA include an expansion of coverage for the uninsured, the creation of insurance marketplaces and increased protection of insureds with new benefits, rights and protections. With regard to pharmaceutical products, among other things, the ACA made major changes to the Medicare prescription drug program, which helped reduce drug costs for seniors and increased rebates and other costs for the pharmaceutical industry. There have been judicial and congressional challenges to the ACA. In December 2017, Congress passed and then the President Trump signed into law tax reform legislation that made significant changes to the ACA including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. On December 14, 2018, a federal district court in Texas ruled that the ACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. Further, in June 2021, the U.S. Supreme Court dismissed a lawsuit challenging the constitutionality of the ACA after finding that the plaintiffs do not have standing to bring the litigation. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. Given these changes and other statements of political leaders, Kadimastem cannot predict the ultimate impact on the ACA and the subsequent effect on the pharmaceutical industry at this time. In November 2024, Donald Trump was elected President and the Republican Party obtained control of the Senate. It is possible that additional executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform ACA. Kadimastem is not able to state with certainty what the impact of potential legislation will be on Kadimastem’s business.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for other product candidate. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute,” the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some of these health care laws include:

The Anti- Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The federal False Claims Act prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as False Claims Act defendants in addition to the corporations.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect Kadimastem’s sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to Kadimastem’s activities, could also result in a variety of governmental sanctions that could have a material adverse effect on Kadimastem’s business.

If Kadimastem’s operations are found to be in violation of any of the foregoing or other applicable health care laws and regulations, Kadimastem may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of Kadimastem’s operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid.

Other Countries

In addition to regulations in the United States, the EU, the UK and Israel, Kadimastem is subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not a product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before Kadimastem can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that Kadimastem must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, UK, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. The UK has a separate review period but for a transitional period until December 31, 2022, may rely on approvals under the EU mutual recognition and/or centralized procedure. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, Kadimastem and/or Kadimastem’s representatives.

Company Information

Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013.

NLS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with NLS’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. NLS’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth in the section entitled “Risk Factors” in this proxy statement/prospectus. This discussion does not give effect to the possible impacts of the Merger.

Overview

We are an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex CNS disorders who have unmet medical needs.

Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. Recently, we launched a preclinical program evaluating Mazindol ER as a treatment for fentanyl dependence, aiming to offer a non-opioid alternative in combating the opioid crisis.

Our DOXA platform has made significant strides. The development of AEX-41 and AEX-2 compounds showcases our dedication to addressing unmet needs in sleep-wake disorders. Preliminary studies have yielded promising results, reinforcing our confidence in these compounds’ potential to transform patient care.

NLS has no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2024, we have an accumulated deficit of $74.4 million.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. This raises substantial doubt about our ability to continue as a going concern.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into the EF License Agreement with Eurofarma to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified our obligation to advance development activities with respect to Nolazol in the United States.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2.5 million in 2019 and were eligible to receive non-refundable milestone payments of up to $16 million, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol, as well as tiered royalty payments. As of December 31, 2023, we had long-term deferred revenues of $2.5 million, which was going to be recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that would allow Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, we recognized $2.5 million from the EF License Agreement in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Recent Financing Agreements

Private Placements

On September 28, 2023, we entered into a short term loan agreement, or the Short Term Loan Agreement, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000, or the Short Term Loan. Pursuant to the Short Term Loan Agreement, the Short Term Loan bears interest at a rate of 10% per annum and matures on November 30, 2023. On November 15, 2023, the Company, entered into a series of short term loan agreements, or the Bridge Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, we entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreements to June 30, 2025. On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of debt holders.

On March 20, 2024, we entered into a securities purchase agreement, or the March Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 NLS Common Shares, at a purchase price of $0.25 per share. The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 3,500,000 NLS Common Shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The March Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the March Purchase Agreement, we agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any NLS Common Shares or NLS Common Share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. We have also agreed that from the date of the March Purchase Agreement until one year after the closing date of the offering, we shall not enter into an agreement to effect any issuance by us or any of our subsidiaries of NLS Common Shares or NLS Common Share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to us of $1,750,000. NLS intends to use the net proceeds from the offering for working capital and general corporate purposes.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 NLS Common Shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 NLS Common Shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any NLS Common Shares or equivalents for 15 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of approximately $786,660.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 NLS Common Shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. In exchange for the September Warrant Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.02, and following the Company increasing its authorized NLS Common Shares, issued to the investor, pre-funded warrants to purchase up to 191,431 shares of NLS Common Shares, or the Pre-Funded Warrants.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 NLS Common Shares and warrants to purchase an additional 806,452 NLS Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible NLS Preferred Shares at a purchase price of $4.96 per share. The NLS Preferred Shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible NLS Preferred Shares starting six months after the closing and continuing as long as they own NLS Preferred Shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the October Warrant Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 NLS Common Shares issued to such holders, or the Existing Warrants. The October Warrant Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 NLS Common Shares, or the October Pre-Funded Warrants. Each October Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The October Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the October Pre-Funded Warrants are exercised in full.

On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 NLS Common Shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On December 4, 2024, we entered into a securities purchase agreement with an accredited investor, providing for the issuance in a private placement offering of 322,580 registered NLS Common Shares, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1 million. The offering was structured in two tranches, with the first tranche of $500,000 closing in January 2025 following shareholder approval. The proceeds from the offering were intended to support our general corporate purposes and our proposed Merger with Kadimastem. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the NLS Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of August 28, 2025, the condition for the second tranche has not yet occurred. The Company uses and intends to further use the net proceeds from the offering for working capital and general corporate purposes.

On March 27, 2025, we entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 NLS Preferred Shares with a conversion price of $1.65 per share, as well as warrants to purchase 787,880 NLS Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $2 million. The March 2025 Offering initially closed on March 28, 2025. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional NLS Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. On June 26, 2025, we executed an amendment, or the Amendment, to the March 2025 SPA.

Pursuant to the terms of the Amendment, the investors agreed to purchase PPCs in lieu of NLS Preferred Shares with the same rights and privileges as the NLS Preferred Shares. Pursuant to the terms of the Amendment, the Company agreed to issue 568,278 PPCs and 37,783 NLS Preferred Shares, as well as warrants to purchase 393,939 NLS Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, the Company and Alpha entered into a side letter pursuant to which the Company agreed to issue Alpha pre-funded warrants to purchase 485,000 NLS Common Shares in lieu of the Company’s prior agreement, contained in the March 2025 SPA, to issue Alpha 435,000 NLS Preferred Shares (or their equivalent) to compensate Alpha for certain price protection issuances and registration obligations.

The initial and second closings of the March 2025 Offering resulted in aggregate gross proceeds to the Company of $3 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a common shares purchase agreement with Alpha, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the NLS Common Shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase NLS Common Shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the NLS Common Shares under the Securities Act that may be sold to it by the Company under the Facility SPA, or the Initial Resale Registration Statement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of NLS Common Shares as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the NLS Common Shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the NLS Common Shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase NLS Common Shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant, or the Pre-Funded Warrant, to purchase $250,000 in NLS Common Shares to Alpha as consideration for its irrevocable commitment to purchase the NLS Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

Operating Results

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf and expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in the Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2024, we had tax loss carryforwards totaling $45.8 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 7.7% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our audited financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

For a comparison of the year ended December 31, 2023 to the year ended December 31, 2022, see our annual report on Form 20-F for the year ended December 31, 2023.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023
Research and development expenses	$422,051	$5,908,288
General and administrative expenses	3,214,224	5,898,775
Merger transaction costs	743,838	—
Operating loss	(4,380,113)	(11,807,063)
Other income due to the termination of EF License Agreement	2,499,969	—
Other income (expense), net	49,351	(219,812)
Interest expense	(45,054)	(119,920)
Interest on related party loans	(104,963)	(25,233)
Net loss	(1,980,810)	(12,172,029)
Deemed dividend	(2,076,180)	—
Net loss attributable to common shareholders	$(4,056,990)	$(12,172,029)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023
Pre-clinical development	$86,624	$270,233
Clinical development	—	1,704,873
Clinical manufacturing costs	—	2,640,030
License fee with Aexon	182,485	30,000
Subcontractors	152,941	1,228,804
Other	—	34,348
Total	$422,051	$5,908,288

Our research and development, or R&D, expenses totaled $422,051 for the year ended December 31, 2024, representing a decrease of $5,486,237, or 93%, compared to $5,908,288 for the year ended December 31, 2023. The decrease was primarily due to delayed liquidity events and subsequent change in strategy, as we reduced R&D costs and activities, terminated subcontractor and other R&D agreements. In 2024, we focused on Aexon licensing for pre-clinical DOXA.

General and Administrative Expenses

Our general and administrative expenses totaled $3,214,224 for the year ended December 31, 2024, representing a decrease of $2,684,551, or 46%, compared to $5,898,775 for the year ended December 31, 2023. This reduction was primarily attributable to decreases in costs related to professional services, employee payroll, directors’ and officers’ insurance, information technology, marketing and communication, and travel.

Merger transaction costs

Our Merger transaction costs totaled $743,838 for the year ended December 31, 2024, compared to $0 for the year ended December 31, 2023. These costs were primarily attributable to increase in legal counsel, audit and accounting fees related to the ongoing Merger transaction.

Operating Loss

As a result of the foregoing, our operating loss totaled $4,380,113 for the year ended December 31, 2024, representing a decrease of $7,426,950 or 63%, compared to $11,807,063 for the year ended December 31, 2023. Our operating loss reflects ongoing investment in R&D and clinical trials as we advance our pipeline along with general and administrative operational costs.

Other Income for Termination of EF License Agreement

Other income for termination of EF License Agreement for the year ended December 31, 2024 was $2.5 million. On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024 and we recognized $2.5 million from the EF License Agreement as Other income for termination of EF License Agreement. This termination reflects a change in the Company’s strategic direction, as management has decided to discontinue the development and commercialization of its product candidate, Nolazol, in Latin American countries through a strategic partnership with Eurofarma, a Brazilian pharmaceutical company.

Other Income (Expense), net

Other income (expense) consists of exchange rate differences. We recognized other income of $49,351 for the year ended December 31, 2024, representing a decrease of $269,163, or 122%, compared to Other expense $219,812 for the year ended December 31, 2023. The increase in Other income, net was attributable to favorable exchange rate differences.

Interest Expense

Interest expense was $45,054, for the year ended December 31, 2024 representing a decrease of $74,866, or 62%, compared to expense of $119,920, for the year ended December 31, 2023. The decrease was due to less interest due to from notes payable no longer outstanding.

Interest on Related Party Loans

Interest on related party loans was $104,963, for the year ended December 31, 2024 representing an increase of $79,730, or 316%, compared to expense of $25,233, for the year ended December 31, 2023. The increase was due to a series of short-term loan agreements with certain existing shareholders of the Company that were forgiven in October 2024.

Net Loss

As a result of the foregoing, our net loss totaled $1,980,810 for the year ended December 31, 2024, representing a decrease of $10,191,219, or 84%, compared to $12,172,029 for the year ended December 31, 2023. As a pre-revenue emerging biopharmaceutical company, such losses are expected and aligned with our strategy to achieve long-term value through successful product development.

Net Loss attributable to common shareholders

Our net loss attributable to holders of NLS Common Shares for the year ended December 31, 2024 was $4,056,990 and for the year ended December 31, 2023 was $12,172,029. The decrease resulted from a reduction in net loss, offset by a deemed dividend totaling $2,076,180 for the incremental value from the modification of various warrants’ exercise price and the fair value of the warrants issued as consideration for executing the September Warrant Amendment and the October Warrant Amendment.

Liquidity and Capital Resources

Overview

During the year December 31, 2024, we funded our operations with $5,252,725 from the issuance of NLS Common Shares and preferred shares in private offerings and $173,123 from the exercise of pre-funded warrants. As of December 31, 2024, we had $1,665,395 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2024 and 2023:

	2024	2023
Net cash used in operating activities	$(4,267,884)	$(9,684,466)
Net cash used in investing activities	(3,917)	—
Net cash provided by financing activities	$5,039,516	$1,633,746
Net increase (decrease) in cash and cash equivalents	$767,715	$(8,050,720)

Operating Activities

Net cash used in operating activities was $4,267,884 during the year ended December 31, 2024 compared with net cash used in operating activities of $9,684,466 for the year ended December 31, 2023. The change in cash used in operating activities for the year ended December 31, 2024 was due to our reporting a net loss of $1,980,810 for the year ended December 31, 2024, compared with a net loss of $12,172,029 for the same period in 2023, driven mainly by a $7,426,950 decrease in total operating costs and a $2,499,969 increase in Other income due to the termination of EF Licensing Agreement for the year ended December 31, 2024.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $3,917 related to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $5,039,516 for the year ended December 31, 2024, consisted of $5,252,725 of net proceeds from the issuance of NLS Common Shares and preferred shares in private placement offerings and $173,123 of net proceeds from the exercise of pre-funded, offset by $386,332 of equity issuance costs. Net cash provided by financing activities of $1,633,746 for the year ended December 31, 2023, consisted of $1,633,746 of net proceeds from short-term loan agreements with certain existing shareholders of the Company.

Current Outlook

During 2024, our operations have been primarily financed through the proceeds from the sale of our NLS Common Shares, preferred shares and short term loans obtained from related parties at the end of 2023. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to continue to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of December 31, 2024, our cash and cash equivalents was $1.7 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year as of December 31, 2024. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of NLS, and other future strategic actions. In June 2025, we completed our most recent private financing round that initially closed in March 2025, in addition to our 2024 financing rounds, debt conversion and forgiveness, vendor buy-outs, and the ongoing Merger opportunity. Our future viability depends on our ability to extend payment terms with third-party creditors until additional funds have been raised.

Going Concern

As of December 31, 2024, we had an accumulated deficit of approximately $74.4 million and we incurred an operating loss for the year ended December 31, 2024, of approximately $4.4 million. To date, we have dedicated most of our financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses. We have not generated revenues from our activities and have incurred substantial operating losses.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these consolidated financial statements. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of our assets, and other future strategic actions. During October 2024, we completed a private financing round, debt conversions and forgiveness, and various vendor buy-outs. Additionally, on November 4, 2024, we entered into the Merger Agreement. Our future viability is dependent on our ability to raise capital for payment of our vendors and to support on-going operations. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the date of issuance of our 2024 consolidated financial statements.

Since the fiscal year ended December 31, 2024, the Company has undertaken a number of actions which have increased its shareholders’ equity, including, among other actions, (i) the sale of securities for approximately $3.0 million in gross proceeds under the March 2025 SPA, and (ii) signing a Facility SPA, under which the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the NLS Common Shares, subject to certain conditions and limitations set forth in the Facility SPA. As a result of these actions, the Company believes that, as of the date of this report, it satisfies the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

Accordingly, the 2024 consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate our continuation as a going concern for a period within one year from the issuance of our 2024 financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these consolidated financial statements do not necessarily purport to represent realizable or settlement values. Our 2024 consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Capital Resources and Liquidity

The anticipated Merger is expected to strengthen our balance sheet by reducing our leverage and increasing our equity base. This will enhance our financial flexibility and support our growth initiatives.

There can be no assurance that capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. This raises substantial doubt about our ability to continue as a going concern. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

•        the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

•        the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

•        any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

•        the costs and timing of obtaining regulatory approval for the Company’s product candidates;

•        the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•        the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

•        the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

•        the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2024, approximately 59.3% of our expenses were denominated in CHF, 6.4% in EUR and 0.1% in GBP. Changes of 5.0% and 10.0% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 3.0% and 6.0%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Operating Results — Operating Expenses — Research and Development Expenses, net” and “Results of Operations — Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023 — Research and Development Expenses.”

Trend information

We are not aware of any material recent trends besides those discussed elsewhere in this proxy statement/prospectus.

Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified our obligation to advance development activities with respect to Nolazol in the United States.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2.5 million in 2019 and were eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol, as well as tiered royalty payments. As of December 31, 2023, we had long-term deferred revenues of $2.5 million, which was going to be recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that would allow Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, we recognized $2.5 million from our exclusive EF License Agreement in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employees. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties. As of December 31, 2024, the Company does not have any active employees participating in a defined benefit pension plan. However, the Company continues to maintain a capped pension obligation related to survivor benefits payable to orphans of a former employee. This obligation is fully covered by existing plan assets and does not give rise to any unfunded liability. All other obligations and liabilities associated with the Company’s prior pension plan have been fully settled and transferred. As a result, the Company has no net pension-related liability or associated pension expense recognized on its balance sheet as of December 31, 2024.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Judgment is required to determine the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

KADIMASTEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kadimastem’s financial condition and results of operations for the years ended December 31, 2023 and 2024 and should be read in conjunction with the information included under “Kadimastem Business,” and Kadimastem’s financial statements and the accompanying notes included elsewhere in the registration statement of which this proxy statement/prospectus forms a part, which were prepared in accordance with IFRS. The discussion and analysis below are based on comparisons between Kadimastem’s historical financial data for different periods and include certain forward-looking statements about Kadimastem’s business, operations, and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors described in “Risk Factors.” Kadimastem’s actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under GMP guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment.

Kadimastem implements a technological platform that uses PSCs either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Factors Affecting Our Performance and Related Trends (See “Risk Factors — Risks Related to Kadimastem’s Financial Position and Capital Requirements”)

We believe that the key factors affecting our performance and financial performance include:

Kadimastem’s ability to generate revenue from a product candidate

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products.

Kadimastem’s ability to assure that its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem’s ability to procure regulatory approvals for its product candidates is critical to its success. Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes.

Kadimastem’s ability to maintain current cash to fund its projected operating requirements.

Kadimastem’s ability to maintain sufficient current cash on hand to fund its projected operating requirements is critical to its success. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Results of Operations

The table below provides Kadimastem’s results of operations for the periods indicated.

	December 31,
	2024	2023
	(USD)	(USD)
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses	992,425	1,607,969
Sales and marketing, net	—	81,306
General and administrative	793,183	1,302,799
Other Expenses (expenses for merger with NLS)	268,720	—
Operating loss	2,054,328	2,992,074
Financing expenses related to the conversion component and option of shareholders convertible loans and shareholders loan	5,043,768	238,770
Other financial income (expenses), net	87,368	78,054
Net Financing expenses	5,131,136	316,824
Loss before taxes on income	7,185,464	3,308,898
Tax benefit	(7,131)	(54,475)
Total loss	7,178,333	3,254,423

	Year ended December 31
	2023	2022
	(USD)	(USD)
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses	1,607,969	4,489,629
Sales and marketing, net	81,306	264,357
General and administrative	1,302,799	1,800,021
Operating loss	(2,992,075)	(6,554,007)
Other financial income (expenses), net	(316,824)	(260,592)
Loss before taxes on income	(3,308,899)	(6,814,599)
Tax benefit	54,475	49,735
Total loss	(3,254,424)	(6,764,864)

Comparison of the Years Ended December 31, 2024 and 2023

Revenues

Kadimastem had no revenues from operations in each of the years ended December 31, 2024 and December 31, 2023.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the years ended December 31, 2024, and December 31, 2023.

Research and Development Expenses

Research and development expenses were $992,425 for the year ended December 31, 2024, representing a decrease of $615,544 compared to $1,607,969 in 2023. The decrease is primarily due to an efficiency program implemented by Kadimastem as described above. This included a reduction in staff and service providers. and the Additionally, during the reporting period, Kadimastem successfully completed the submission of the IND application to the FDA, an expensive process that included research work, testing, and very expensive regulation.

Over the past three years, Kadimastem has maintained a strong focus on research and development in the field of medicine. Kadimastem has concentrated its efforts on developing innovative treatments for chronic and degenerative diseases, with key projects including AstroRx, a cell-based therapy for ALS, and IsletRx, a diabetes treatment aimed at insulin-dependent patients. Both programs are in advanced clinical development stages and reflect Kadimastem’s commitment to tackling complex medical challenges.

To support its research and development efforts, Kadimastem has established significant collaborations with leading academic institutions, including the Hadassah Medical Organization and Yeda Research and Development Company, granting it access to licensed stem cell patents and technical expertise. It has also secured funding from notable sources such as the Israel Innovation Authority and the BIRD Foundation, which have enabled Kadimastem to scale its operations and accelerate product development.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2024 was $0, a decrease of $81,306 from $81,306 for the year ended December 31, 2023. This decline was primarily attributed to reduced salary expenses and decreased spending on advertising and public relations.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024 were $793,183, representing a reduction of $509,616 compared to $1,302,799 for the year ended December 31, 2023. This decrease was driven by cost-cutting measures as part of Kadimastem’s ongoing efficiency program as described above.

Other Expenses (Expenses for merger with NLS)

Other Expenses (Expenses for Merger with NLS) for the year ended December 31, 2024 were 268,720 representing the expenses in connection with the Merger with NLS. No such expenses for the year ended December 31, 2023, as there were no Merger expenses in 2023.

Operating Loss

Operating loss for the year ended December 31, 2024, was $2,054,328, representing a decrease of $937,746 compared to $2,992,074 for the year ended December 31, 2023. The decrease was primarily due to the decrease in research and development expenses, sales and marketing expenses, and general and administrative expenses.

Financial expenses net

Finance expenses, net for the year ended December 31, 2024, were $5,131,136, representing an increase of $4,814,312, compared to $316,824 for the year ended December 31, 2023. The increase was primarily due to the non cash revaluation of derivative loans from related parties and non-cash financing expenses of lease liabilities.

Net Loss

The net loss for the year ended December 31, 2024, was $7,178,333, representing an increase of $3,923,910 compared to a net loss of $3,254,423 for the year ended December 31, 2023. The increase is primarily due to increase in non-cash revaluation of derivative loans from related parties offset by decrease in General and Administrative Expenses and Research and Development Expenses as part of the efficiency program as described above.

Comparison of the Years Ended December 31, 2023 and 2022

Revenues

Kadimastem had no revenues from operations in each of the years ended December 31, 2023, and December 31, 2022.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the years ended December 31, 2023, and December 31, 2022.

Research and Development Expenses

Research and development expenses were $1,607,969 for the year ended December 31, 2023, representing a significant decrease of $2,881,660 (64.2%) compared to $4,489,629 in 2022. The decrease is primarily due to an efficiency program implemented by Kadimastem as described above. This included a reduction in staff and service providers.

Over the past three years, Kadimastem has maintained a strong focus on research and development in the field of medicine. Kadimastem has concentrated its efforts on developing innovative treatments for chronic and degenerative diseases, with key projects including AstroRx, a cell-based therapy for ALS, and IsletRx, a diabetes treatment aimed at insulin-dependent patients. Both programs are in advanced clinical development stages and reflect Kadimastem’s commitment to tackling complex medical challenges.

To support its research and development efforts, Kadimastem has established significant collaborations with leading academic institutions, including the Hadassah Medical Organization and Yeda Research and Development Company, granting it access to licensed stem cell patents and technical expertise. It has also secured funding from notable sources such as the Israel Innovation Authority and the BIRD Foundation, which have enabled Kadimastem to scale its operations and accelerate product development.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2023 were $81,306, a decrease of $183,051 (69.2%) from $264,357 for the year ended December 31, 2022. This decline was primarily attributed to reduced salary expenses and decreased spending on advertising and public relations.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2023 were $1,302,799, representing a reduction of $497,222 (27.6%) compared to $1,800,021 for the year ended December 31, 2022. This decrease was driven by cost-cutting measures as part of Kadimastem’s ongoing efficiency program as described above.

Operating Loss

Operating loss for the year ended December 31, 2023, was $2,992,075, representing a decrease of $3,561,932 (54.3%), compared to $6,554,007 for the year ended December 31, 2022. The decrease was primarily due to the decrease in research and development expenses, sales and marketing expenses, and general and administrative expenses.

Financial expenses net

Finance expenses, net for the year ended December 31, 2023, were $316,824, representing an increase of $56,232 (21.6%), compared to $260,592 for the year ended December 31, 2022. The increase was primarily due to the revaluation of loans from related parties and non-cash financing expenses of lease liabilities.

Net Loss

The net loss for the year ended December 31, 2023, was $3,254,424, representing a decrease of $3,510,440 (52%), compared to a net loss of $6,764,864 for the year ended December 31, 2022. The decrease is primarily due to the decrease in operating loss.

Liquidity and Capital Resources

Kadimastem is a research and development entity that funds its operations through capital raising, convertible loans, loans from interested parties, and national and international research grants. To enhance its exposure to capital markets, Kadimastem often engages external consultants.

Since Kadimastem’s inception, it has financed its operations primarily through the sale of equity securities, debt financing, convertible loans and royalty-bearing grants that Kadimastem’s received from the Israel Innovation Authority. Kadimastem’s primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes.

Kadimastem’s net loss during the fiscals years ended December 31, 2024, December 31, 2023 and December 31, 2022 was $7,178,333, $3,254,423 and $6,764,864, respectively. During the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022, Kadimastem had negative cash flows from operations in the amount of $705,483, $2,995,813 and $5,960,198, respectively. As of December 31, 2024, Kadimastem’s accumulated deficit was $76,529,697, compared to an accumulated deficit of $69,345,362 as of December 31, 2023.

Between 2021 to 2024, Kadimastem raised approximately $17.3 million in equity for the issuance of 2,150,844 Kadimastem Ordinary Shares. In the same time period, Kadimastem received grants from the BIRD Foundation, the IIA and the Australian Innovation Authority totaling $2.65 million.

Kadimastem monitors its cash flow projections on a current basis and take active measures to obtain the funding it requires to continue Kadimastem’s operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment. If Kadimastem is not successful in generating sufficient cash flow or completing additional financing, including debt refinancing which shall release restricted cash, then Kadimastem will need to execute a new cost reduction plan in addition to previous cost reduction plans that were executed so far. Kadimastem’s transition to profitable operations is dependent on generating a level of revenue adequate to support Kadimastem’s cost structure. Kadimastem expects to fund operations using cash on hand, through operational cash flows and raising additional proceeds. There are no assurances, however, that Kadimastem will be able to generate the revenue necessary to support Kadimastem’s cost structure or that Kadimastem will be successful in obtaining the level of financing necessary for Kadimastem’s operations. Management has evaluated the significance of these conditions and has determined that Kadimastem does not have sufficient resources to meet Kadimastem’s operating obligations for at least one year from December 31, 2024. These conditions raise substantial doubt as to Kadimastem’s ability to continue as a going concern. Kadimastem’s financial statements dated as of December 31, 2024 have been prepared assuming that Kadimastem will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Kadimastem’s working capital is insufficient for its current operational requirements, making it dependent on raising additional funds. It plans to secure financing through private equity placements, registering shares on public stock exchanges, or raising capital from its existing shareholders.

Kadimastem’s future capital requirements will be affected by many factors, including Kadimastem’s revenue growth, the timing and extent of investments to support such growth, the development and regulatory approval of Kadimastem’s products, and many other factors as described under “Risk Factors.”

To the extent additional funds are necessary to meet Kadimastem’s long-term liquidity needs as Kadimastem continues to execute Kadimastem’s business strategy, and cannot generate significant recurring revenues, profit and cash flow provided by operating activity, Kadimastem anticipates that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. However, such financing may not be available on favorable terms, or at all. In particular, the repercussions from inflation, economic uncertainty, as well as the war between Russia and the Ukraine and Israel, Hamas and Hezbollah, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing Kadimastem’s ability to access capital. If Kadimastem is unable to raise additional funds when desired, Kadimastem’s business, financial condition and results of operations could be adversely affected.

Cash and Cash Equivalents

The balance of cash and cash equivalents for the year ended December 31, 2024, was $650,398, representing a decrease of $495,177 compared to $1,145,575 for the year ended December 31, 2023. The decrease is primarily due to the receipt of $1.7 million under a convertible loan agreement between Kadimastem and its shareholders, Alpha and Mr. Julien Ruggieri, of which $1.25 million was received on December 21, 2023, and $450,000 was received on April 20, 2024.

The balance of cash and cash equivalents for the year ended December 31, 2023, was $1,145,575, representing a decrease of $670,850 (37%), compared to $1,816,425 for the year ended December 31, 2022. The decrease is primarily due to the net use of cash for operating activities.

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2024, was $705,483 representing a decrease of $2,290,330 compared to $2,995,813 for the year ended December 31, 2023. This decrease was mainly due to the reduction in general and administrative expenses and Kadimastem’s efficiency measures during the reporting period which included a reduction in research and development expenses.

Net cash used in operating activities for the year ended December 31, 2023, was $3,004,813 representing a decrease of $2,950,385 (49.5%), compared to $5,955,198 for the year ended December 31, 2022. This decrease was mainly due to the reduction in general and administrative expenses and Kadimastem’s efficiency measures during the reporting period which included a reduction in research and development expenses.

Net Cash Used in Investing Activities

Net cash received in investing activities for the year ended December 31, 2024, was $161,394, reflecting an increase of $70,844 compared to cash used of $90,550 for the year ended December 31, 2023. The change was mainly attributed to purchases of fixed assets and changes in pledged cash.

Net cash received in investing activities for the year ended December 31, 2023, was $90,250, reflecting an increase of $105,120 (53.8%), compared to cash used of $195,370 for the year ended December 31, 2022. The change was mainly attributed to changes in bank deposits during the year ended December 31, 2023.

Net Cash Provided by Financing Activities

Over the period 2021 to 2024, Kadimastem raised approximately $17.3 million in equity for the issuance of 2,150,844 Kadimastem Ordinary Shares.

In the years 2021 to 2024, Kadimastem received grants from the BIRD Foundation, the Israel Innovation Authority and the Australian Innovation Authority totaling $2.65 million.

Net cash provided by financing activities for the year ended December 31, 2024, amounted to $89,270, representing a decrease of $2,311,803 compared to $2,401,073 for the year ended December 31, 2023. This increase was primarily due to capital raised by Kadimastem and proceeds from a convertible loan during the year ended December 31, 2023.

Net cash provided by financing activities for the year ended December 31, 2023, amounted to $2,328,073, representing an increase of $1,218,993, (109%), compared to $1,109,080 for the year ended December 31, 2022. This increase was primarily due to capital raised by Kadimastem and proceeds from a convertible loan during the reporting period.

During the twelve months ended December 2023, the cash flow from financing activities included the receipt of a convertible loan from its shareholders, Alpha and Mr. Julien Ruggieri, totaling $1.7 million, of which $1.25 million was received on December 21, 2023, and $450,000 was received on April 20, 2024. The material terms of the convertible loan agreement are summarized in Note 15.A. of the Kadimastem Financial Statements dated as of December 31, 2024 included elsewhere in this proxy statement/prospectus.

Financing Developments

Recent Developments (January 1, 2025 to the date of this proxy statement/prospectus):

On April 14, 2025, Kadimastem announced that, Mr. Julien Ruggieri, a significant shareholder of Kadimastem, provided Kadimastem with a written notice of his decision to convert $500,000 principal balance of the convertible loan granted by him to Kadimastem, excluding accrued interest of $60,479, into 279,952 Kadimastem Ordinary Shares and 349,940 non-listed warrants, exercisable into 349,940 Kadimastem Ordinary Shares (the “Ruggieri Warrants”). The conversion was carried out in accordance with the terms of the convertible loan agreement dated October 16, 2023. In May 2025, as a result of the accrued interest amounting $60,479 (approximately NIS 222,867), Kadimastem issued to Mr. Ruggieri 36,233 Kadimastem Ordinary Shares and 9,960 non-listed Ruggieri Warrants, exercisable into 9,960 Kadimastem Ordinary Shares. The Ruggieri Warrants shall have an exercise price equal to 110% of the conversion price NIS 6.77 ($1.84 per warrant) and shall be exercisable for a period of 42 months from the date of issuance.

On April 23, 2025, Kadimastem announced that on April 22, 2025, Kadimastem’s audit committee and Board of Directors approved Kadimastem’s entry into a loan agreement, on beneficial terms, with Prof. Michel Revel, Kadimastem’s Chief Scientific Officer, who is also a significant shareholder and a director of Kadimastem, or the Loan Agreement, in accordance with the terms as follows:

1.      Upon approval by the Kadimastem Board, Prof. Revel shall provide Kadimastem with a loan in the amount of NIS 1 million ($269 thousand). The loan bears no interest and is not linked to any index and unsecured.

2.      The loan shall remain in effect for a period of one year, which shall automatically renew for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

3.      As approved by the shareholders of Kadimastem, the loan shall be converted into Kadimastem Ordinary Shares, at the earlier of: (i) a date close to the Closing Date, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days prior to the conversion date); or (ii) alternatively, if Kadimastem conducts an equity financing round in proximity to the completion of the Merger, any other equity financing.

On July 16, 2025, the BIRD Foundation has approved another milestone-based funding under the iTolerance Co-Development Agreement. The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102. The milestone payment approved by the BIRD Foundation amounts to approximately NIS 564,400 (approximately $166,000 USD), bringing the total support from the BIRD Foundation to nearly NIS 3 million (approximately $833,000 USD) to date.

Critical Account Estimates

The valuation of financial instruments, including the convertible loan components and options, depends on assumptions such as market volatility, interest rates, and discount rates, all of which are sensitive to market fluctuations.

Deferred taxes require projections of future taxable income, influenced by economic conditions and Kadimastem’s ability to generate profits. Similarly, the recoverability of intangible assets, such as goodwill, relies on future cash flow projections and discount rates, which are impacted by regulatory approvals and market conditions. Kadimastem’s going concern assumption also faces uncertainty, because it depends on securing additional funding and increasing revenues to address operational deficits. Interest rates play a critical role in these estimates, as they influence borrowing costs and the valuation of financial assets and liabilities.

The accounting for expected R&D grants involves assumptions about the timing and amount of receipts, which can be uncertain due to regulatory processes and associated conditions.

Quantitative and Qualitative Disclosure About Market Risk

Kadimastem is exposed to market risks in the ordinary course of Kadimastem’s business. Market risk represents the risk of loss that may impact Kadimastem’s financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments.

Interest Rate Risk

Following the date of this registration statement, Kadimastem does not anticipate undertaking any significant long-term borrowings. At present, Kadimastem’s investments consist primarily of cash and cash equivalents and financial assets at fair value.

Following the date of this proxy statement/prospectus, Kadimastem may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of Kadimastem’s investment activities is to preserve principal while maximizing the income that it receives from its investments without significantly increasing risk and loss. Kadimastem’s investments are exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of its investments, if any. Kadimastem manages this exposure by performing ongoing evaluations of its investments. Due to the short-term maturities, if any, of its investments to date, their carrying value has always approximated their fair value. If Kadimastem decides to invest in investments other than cash and cash equivalents, it will be its policy to hold such investments to maturity in order to limit its exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Kadimastem’s foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, its functional and reporting currency, mainly against the U.S. Dollar and the Euro. Although the NIS is Kadimastem’s functional currency, it incurs expenses denominated in both U.S. dollar and Euro. It is expected that the expenses involved in the Phase IIa trial in the United States for Kadimastem’s ALS-treatment pharmaceutical product will be in U.S. Dollar. Furthermore, following the Merger with a Swiss company, Kadimastem expects to incur a significant amount of expenses in Euros and Swiss Francs. If the NIS fluctuates significantly against either the U.S. Dollar or the Euro, it may have a negative impact on Kadimastem’s results of operations. To date, fluctuations in the exchange rates have not materially affected Kadimastem’s results of operations or financial condition for the periods under review.

DIRECTORS AND EXECUTIVE OFFICERS OF NLS FOLLOWING THE MERGER

At the effective time of the Merger, in accordance with the terms of the Merger Agreement, the Board and executive officers of NLS will be as follows. Upon completion of the Merger, our executive officers will be full-time employees.

Name	Age	Position
Executive Officers
Ronen Twito	50	Executive Chairman nominee and Chief Executive Officer
Prof. Michel Revel, MD, PhD	87	Director nominee and Chief Scientific Officer
Kfir Molakandov PhD	48	Vice President of Research and Development
Uri Ben Or	54	Chief Financial Officer
Ariel Revel, MD	63	Director of Medical Affairs
Eric Konofal, MD, PhD	57	Head of DOXA Program
Non-Executive Directors
Olivier Samuel	51	Independent Director nominee
Eran Iohan	54	Independent Director nominee
Liora Oren	47	Independent Director nominee
Alexander C. Zwyer	56	Director
Tammy Galili	53	Director

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, has served as Kadimastem’s Executive Chairman of the Board of Directors since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure Ltd. (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in Business Administration and Accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on hESC and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Kfir Molakandov PhD, Vice President Research and Development

Dr. Kfir Molakandov has served as Vice President and Head of Research and Development at Kadimastem since January 2018, and he was previously a researcher at Kadimastem from January 2011 until December 2017. He received his B.A, M.Sc. in Cell and Gene Therapy for Diabetes and Ph.D. in Cell Therapy for Diabetes from Tel Aviv University, Israel.

Uri Ben Or, Chief Financial Officer

Mr. Uri BenOr has served as Kadimastem’s Chief Financial Officer since June 2022 and its controller since its inception in 2010. Uri Ben Or brings over twenty-five years of broad experience in corporate finance, accounting, M&A transactions, and IPOs. He has significant expertise, including serving as chief executive officer, with public life science companies traded on the Nasdaq and TASE. Since June 2007, Uri has also served as the Chief Financial Officer of Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI), and since September 2022, as the Chief Financial Officer of Wind-Buzz (TASE:WNBZ-L). From January 2021 to June 2025, he served as the Chief Financial Officer of Cannible Foodtech Ltd. (CSE:PLCN). From March 2021 to February 2022, Uri Ben Or was the Chief Financial Officer of Nuvectis Pharma (NASDAQ: NVCT). From January 2018 to February 2022, Mr. Ben Or served as the Chief Financial Officer of Maayan Ventures Ltd. (TASE: MAYN). From October 2019 to January of 2020, Mr. Ben Or also served as the Chief Financial Officer of BiomX Inc. (NYSE American: PHGE). From October of 2001 to April 2014 he served as the Chief Financial Officer of Glycominds LLC. Mr. Ben-Or started his career as an Auditor at PwC Israel from May of 1997 until July of 1999. Mr. Ben-Or holds a B.A. degree in Business from the College of Management Academic Studies, Israel and an MBA from Bar-Ilan University, Israel. He is a Certified Public Accountant in Israel.

Ariel Revel, MD, Director of Medical Affairs

Professor Ariel Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served as a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a Professor of Medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009, and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April 2017 until April 2024, he served at the Assaf Harofeh Medical Center. On April 2017 until April 2021, he served as a Professor at Assaf Harofeh Medical Center. He began his medical career in August 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May 2017. Professor Revel received his PhD from Tel-Aviv University and an MD degree from the Hebrew University of Jerusalem, Israel.

Eric Konofal, Chief Scientific Officer

Eric Konofal, MD, Ph.D. has served as NLS’s Chief Scientific Officer since February 2021 and as its Interim Chief Medical Officer since January 2024. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 30 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal has served as a Senior Medical Consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his MD and PhD from University Pierre-Marie Curie in Paris, France.

Olivier Samuel, Director

Mr. Samuel has served as director of Kadimastem since January 2020. Mr. Samuel brings over 25 years of experience in product sales in the medical space. From March 2021 and until today, Mr. Samuel has served as a professional mediator is a self-employed Professional Mediator. From January 1997 until December 2019, Mr. Samuel was the CEO of Adomsante in France. Mr. Samuel has a master’s in business administration and management from Emlyon Business School and the Lille School of Health Engineers.

Eran Iohan, Independent Director

Mr. Eran Iohan has served as a Board Member of Kadimastem since October of 2022. Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transactions in Israel and the U.S. for technology and bio-technology companies. Since December 2019, Mr. Iohan has been a director of My Green Fields. Since January 2019, Mr. Iohan has also served as the Founder of Thin Places. From March 2021 until June 2023, he served as Chief Financial Officer at TurboGen. From January 2007 to June 2019,

Mr. Iohan was a Partner and Entertainment & Media Industry Leader at PwC Israel, and he served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA) in Israel and the U.S. (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from Tel-Aviv University, Israel.

Liora Oren, Independent Director

Ms. Liora Oren has served as a director of Kadimastem and as Chair of the audit committee of Kadimastem since September 2022. Ms. Oren brings with her 20 years of financial experience from various companies including the Bio-Tech Industry and multinational companies traded on the NYSE and the Nasdaq. Ms. Oren has served as the Director of Finance at Valens Semiconductor since August 2024 and as its Corporate Controller from August 2021 to August 2024. From May 2017 to August 2021, she served as the Financial Controller at Dip-Tech, a Ferro company specializing in digital ceramic in-glass printing. From July 2010 to March 2017, Ms. Oren served as a Finance Director at CFO Direct. From June 2006 to June 2010, she served as a Financial Controller for Africa-Israel Investments (TASE: AFIL). She was a Senior Auditor at KPMG from March 2004 to June 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Ms. Oren is a Certified Public Accountant (CPA), in Israel. She holds a B.A. in Accounting and Economics from Tel-Aviv University and an M.A. in Law from Bar-Ilan University, Israel.

Alexander Zwyer, Director

Alexander Zwyer has served as NLS’s Chief Executive Officer and as a Director since NLS’s incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Tammy Galili, Director

Ms. Tammy Galili has served as a director at Kadimastem since July 2021. Ms. Galili has three decades of experience in various management positions in the pharmaceutical space. Ms. Galili served as the CEO of Ilex Medical Ltd. from January 2016 to October 2024, and she previously served as the company’s Deputy CEO in January 2014, and Vice President of Sales and Marketing from January 2010 to December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University, Herzliya, Israel, and a B.A. in Philosophy and History of the Middle East in Modern Times from Tel Aviv University, Israel.

Family Relationships

Mr. Ariel Revel, Director of Medical Affairs of the combined company, is the son of Professor Michel Revel, Chief Scientific Officer and director of the combined company.

Director Independence

Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren are the independent directors of Kadimastem. The Kadimastem Board has determined that all of its current independent directors are independent, as determined in accordance with the rules of The Nasdaq Stock Market.

Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren as members of each of the Audit, Compensation, Nomination and Governance Committees for a term lasting until the next annual ordinary shareholders’ meeting.

The Kadimastem Board has also determined that each current member of the compensation committee is independent as defined under Nasdaq listing standards and the Israel Companies Law, and that each current member of the audit committee is independent as defined under Nasdaq listing standards and applicable SEC rules and Israel Companies laws.

Board Committees

Mr. Olivier Samuel, Mr. Eran Iohan and Ms. Liora Oren as members of each of the Audit, Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

The Kadimastem Board has determined that each current member of the compensation committee is independent as defined under Nasdaq listing standards and the Israel Companies Law, and that each current member of the audit committee is independent as defined under Nasdaq listing standards and applicable SEC rules and Israel Companies laws.

Audit Committee

The audit committee of NLS, or the Audit Committee, focuses on financial reporting integrity, oversight of auditors, internal controls, and risk/compliance. It provides an independent check on NLS’s accounting and financial practices, reporting regularly to the NLS Board on these matters.

The Audit Committee is a permanent committee of the NLS Board. Its purpose is to oversee the integrity of NLS’s financial statements, the independent audits’ compliance with applicable legal and regulatory requirements, the accounting and financial reporting processes and the internal control, risk, and compliance management processes of the NLS. The Audit Committee consists of at least one member of the NLS Board, who must meet Nasdaq and applicable legal independence requirements, including Rule 10A-3 under the Exchange Act. At least one member should be an “audit committee financial expert” (if required), in accordance with the rules promulgated by Nasdaq, the SEC, and other governing bodies. The NLS Board designates members annually (or to fill any vacancies) upon recommendation by the Compensation, Nomination and Governance Committee.

The Audit Committee meets as often as necessary, but at least once per fiscal year. The chairperson schedules and presides over meetings, sets and distributes the agenda in advance, and prepares regular reports to the Board of Directors. A majority of the Audit Committee members present constitutes a quorum. Decisions require a majority vote of those present. Action without a meeting is permitted by unanimous written consent. Senior management, independent auditors, or others may attend the meetings upon invitation of the Audit Committee to provide relevant information.

The Audit Committee has the following roles and responsibilities:

With regard to financial Statements:    (a) review and discuss with management and external auditors the financial statements/reports intended for publication, (b) recommend statutory financial statements to the NLS Board for approval, (c) review NLS’s use of accounting and financial principles, along with any significant legal or regulatory matters affecting financial reporting, and (d) oversee financial press releases and disclosures shared with analysts and rating agencies.

With regard to interaction with Auditors:    (a) assess auditors’ qualifications, independence, performance, and effectiveness (b) recommend appointment of the auditor to shareholders, (c) review the scope and fees of audits and pre-approve audit and non-audit services by the auditors and (d) review auditors’ reports, management letters, and significant findings or issues, including any audit problems or difficulties and disagreements with management.

With regard to internal control, risk management, and compliance:    (a) at least annually, review the adequacy and effectiveness of internal controls over financial reporting, including risk assessment, (b) periodically review risk management policies and compliance procedures and (c) discuss with management or external advisors any significant legal matters or regulatory inquiries that could impact financial statements or create material contingent liabilities.

With regard to the Audit Committee Charter:    review the charter annually and recommend any changes to the NLS Board. The charter is subject to review and modification from time to time by the NLS Board as it may deem appropriate and in the best interests of the Company and its shareholders.

After each meeting, the Audit Committee chairperson reports to the chairperson of the NLS Board and updates the NLS Board at its next meeting regarding the Audit Committee’s activities, decisions, and discussions. Urgent matters are communicated promptly to the chairperson of the NLS Board.

Compensation, Nomination and Governance Committee

The compensation, nomination and governance committee of NLS, or Compensation Committee, combines compensation responsibilities (developing guidelines, setting NLS Board and executive pay, overseeing incentive structures) with the NLS Board and committee nomination duties (identifying candidates, ensuring independence), and corporate governance oversight (recommending policies, conducting self-evaluations).

The Compensation Committee is a permanent committee of the NLS Board, elected annually by shareholders from among the NLS Board members. The purpose of the Compensation Committee is to assist the NLS Board with responsibilities relating to compensation of the NLS Board and executive officers, to identify and recommend qualified individuals to serve on the NLS Board; develop NLS Board membership criteria, to oversee NLS’s governance framework and policies in a leadership role and to coordinate the annual evaluation of the NLS Board and its committees.

The Compensation Committee is composed of at least two members of the NLS Board. They are elected by the shareholders meeting annually at the ordinary shareholders’ meeting. The chairperson is appointed by the NLS Board. If there are vacancies on the Compensation Committee and the number of members falls below the minimum of two, the NLS Board elects a member of the NLS Board for the remaining term of office.

The Compensation Committee meets as often as required to fulfill its duties, but at least once per fiscal year. The chairperson schedules and presides over meetings, and approves and distributes agendas in advance. A majority of Compensation Committee members present constitutes a quorum, and decisions require a majority vote. Action without a meeting is allowed through unanimous written consent.

The Compensation Committee has the following roles and responsibilities:

With regard to compensation guidelines:    (a) prepare and recommend remuneration principles, or the Guidelines, for the NLS Board and Executive Officers and (b) annually review these Guidelines to ensure they align with market conditions, are consistent with NLS’s and the individual’s performance and recent compensation history, and aligns with the interests of the NLS Board and executive officers.

With regard to the NLS Board compensation:    (a) propose to the NLS Board the maximum aggregate compensation for the NLS Board to be approved by shareholders, as required under applicable Swiss Law and (b) recommend individual compensation packages for NLS Board members within the approved maximum approved by the shareholders.

With regard to the executive officer compensation:    (a) propose to the NLS Board the maximum aggregate compensation for executive officers, to be approved by shareholders, as applicable under Swiss law and (b) annually evaluate executive officer performance (without them present) and recommend salaries, incentive compensation, and equity, compensation for NLS Board approval within the approved maximum approved by the shareholders.

With regard to incentive plans:    (a) propose incentive compensation plans providing for variable compensation of the members of the NLS board and executive officers based on NLS and individual performance, (b) review and propose changes to equity compensation plans and (c) review and propose employment or severance agreements with executive officers within the approved maximum approved by the shareholders.

With regard to corporate goals:    (a) review annual corporate goals proposed by the CEO; recommend final goals to the NLS Board and (b) determine the level of achievement of those goals to calculate variable compensation of the executive officers in accordance with the applicable incentive plan.

With regard to the compensation report:    (a) support the NLS Board in preparing the statutory Swiss compensation report and (b) review and propose any other required public disclosures on compensation and benefits.

With regard to NLS Board composition:    (a) evaluate the composition, size, role and functions of the NLS Board and its committees; recommend changes to the NLS Board or shareholders and (b) determine criteria for selecting new directors and conduct searches for qualified candidates whose skills and attributes reflect these criteria.

With regard to director nomination:    (a) recommend nominees for election at shareholders’ meetings, considering skill sets, experience, independence, reputation and affiliations, and diversity, (b) recommend a nominee for NLS Board chairperson, (c) ensure compliance with independence and other requirements under applicable laws, regulations and stock exchange listing standards and (d) implement an annual NLS Board self-evaluation process.

With regard to committee membership:    (a) recommend directors for appointment to each committee (in line with the requirements of Swiss law and rules promulgated by Nasdaq or the SEC), (b) ensure members of the Audit Committee meet financial literacy and independence requirements under the rule promulgated by Nasdaq, the SEC, or other governing body, and (c) implement and monitor annual self-evaluation processes for committees.

With regard to corporate governance oversight:    (a) review and recommend changes to governance documents (articles of association, organizational rules, etc.), (b) oversee and verify annual performance evaluations of the NLS Board and committees, (c) evaluate its own performance annually and (d) keep the NLS Board informed of actions other than routine or administrative actions.

With regard to adjustments to articles of association:    propose changes related to remuneration and governance matters for NLS Board approval, to be ultimately approved by shareholders.

With regard to the Compensation Committee Charter:    review the Charter annually and recommend any changes to the NLS Board. The charter is subject to review and modification from time to time by the NLS Board as it may deem appropriate and in the best interests of the Company and its shareholders.

The Compensation Committee reports regularly to the NLS Board on decisions, proposals, and non-routine items within its remit.

EXECUTIVE COMPENSATION AND SHARE OWNERSHIP

Kadimastem’s Employment Agreements and Indemnification Agreements

Kadimastem has entered into employment agreements with each of its executive officers, which set forth the terms and conditions of each executive’s employment, including base salary, performance-based variable pay compensation and benefit plan participation. Under these agreements, each of its executive officers is employed for a specified time period. Kadimastem and/or its subsidiaries may terminate employment without notice, at any time, for certain acts of the executive officer, such as serious, repeated or continuing breach of internal policies or guidelines on conduct, any act or conduct which would bring the officer or Kadimastem into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of Kadimastem lawful orders, willful refusal to perform all or any duties, insubordination, breach of Kadimastem secrecy, or violation of the laws and regulations of Israel. Kadimastem and/or its subsidiaries may also terminate an executive officer’s employment with advanced written notice. The length of such notice period is set out in each contract in accordance with the applicable law of Israel. Without delivering an advanced written notice, Kadimastem may also terminate an executive officer’s employment by paying to such officer salary in lieu of notice for the remainder of the relevant notice period. The executive officer may resign at any time by delivering to Kadimastem an advanced written notice. There are no severance provisions contained in these agreements.

Kadimastem has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Israeli Employment Act, Kadimastem has agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Kadimastem.

The following table presents in the aggregate all compensation Kadimastem paid to all of its directors and executive officers from January 1, 2023, through December 31, 2023. The table does not include any amounts Kadimastem paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect Kadimastem’s cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.689 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and executive officers as a group, consisting of 12 persons as of December 31, 2023	$1,060,010	$234,670	$129,819
All directors and executive officers as a group, consisting of 12 persons as of December 31, 2024	$598,800	$211,109	$208,020

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(1)      Kadimastem estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

NLS Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2024, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount and individual amount of our members of the board of directors (stating the name and function of the member concerned), (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) and (iii) name and function of senior management who received an additional amount (if any) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2024.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12 persons	$901	$112	$0

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the senior management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount for the senior management and the highest amount attributable to a member of the senior management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2024:

	Salary, Bonuses and Related Benefits(6)	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Ronald Hafner	$15	$7	$0
Alexander Zwyer	$550	$60	$0
Claudio L. A. Bassetti(1)	$0	$0	$0
George Apostol(2)	$5	$1	$0
Gian-Marco Rinaldi	$10	$4	$0
Audrey Greenberg(3)	$27	$3	$0
Florence Aknin Allouche	$10	$2	$0
Anthony Walsh(4)	$17	$1	$0
Olivier Samuel	$0	$0	$0
Elena Thyen-Pighin(5)	$192	$29	$0
Nicole Fernandez-McGovern	$54	$0	$0
Eric Konofal	$108	$0	$0

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(1)      Resigned as a member of the Company’s board of directors on November 15, 2024.

(2)      Resigned as a member of the Company’s board of directors on May 28, 2024.

(3)      Resigned as a member of the Company’s board of directors on April 18, 2025.

(4)      Resigned as a member of the Company’s board of directors on April 3, 2024.

(5)      Terminated as Chief Financial Officer, effective as of October 31, 2024.

(6)      Includes compensation received in NLS Common Shares as follows:

•        Mr. Ronald Hafner was granted 1,251 NLS Common Shares in consideration for board fees of $7,060;

•        Mr. Alexander Zwyer was granted 814 NLS Common Shares in consideration for board fees of $4,595;

•        Mr. George Apostol was granted 366 NLS Common Shares in consideration for board fees of $2,068;

•        Mr. Gian-Marco Rinaldi was granted 807 NLS Common Shares in consideration for board fees of $4,555;

•        Ms. Audrey Greenberg was granted 266 NLS Common Shares in consideration for board fees of $1,502; and

•        Ms. Florence Aknin Allouche was granted 266 NLS Common Shares in consideration for board fees of $1,502.

Employment Agreements with Senior Management

We have entered into written employment or service agreements with our Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, currently our only members of senior management. Except for our Chief Executive Officer, our other members of the management team are not engaged as full-time employees as of December 31, 2024. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NLS

Employment Agreements

NLS has entered into written employment agreements with its Chief Executive Officer and Chief Scientific Officer. Our other members of management are not engaged as employees as of August 28, 2025.

All employment agreements that we enter into contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our executive officers will contain terms and conditions customary under Swiss law. In addition, our executive officers are subject to our directors and officers insurance policy. Our executive officers are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by the NLS Board and compensation, nomination and governance committee, and, in certain circumstances, upon approval by our shareholders. Upon the closing of the Merger, all NLS employment agreements will be terminated. NLS may enter into consulting agreements with Mr. Zwyer and Mr. Konofal and are discussing the terms of such consulting relationships or agreements.

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. NLS entered into a new consulting agreement starting July 1, 2021, for the continuation of Mr. Konofal’s engagement with NLS in his current role.

Upon the Closing of the Merger, Mr. Zwyer’s and Mr. Apostol’s employment agreements and Mr. Konofal’s consulting agreement shall be terminated. NLS and Kadimastem have not reached agreements with the individuals above regarding their future employment or consulting relationship with the combined company. However, NLS and Kadimastem may enter into consulting agreements with Mr. Zwyer and Mr. Konofal and are discussing the terms of such consulting relationships or agreements in connection with their service following the Merger.

Nicole Fernandez-McGovern Services Agreement

On October 15, 2024, we entered into a consulting agreement with RCM Financial Consulting, Inc., to have Nicole Fernandez-McGovern provide interim part-time Chief Financial Officer services for $18,000 per month. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Ms. Fernandez-McGovern that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

Shareholders and Officer and Director Loans

Short Term Loan Agreement

On September 28, 2023, and November 15, 2023, we entered into the Short Term Loan Agreements with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for unsecured loans to the Company in the aggregate amount of CHF 500,000 and CHF 250,000, respectively, or the Short Term Loans. Pursuant to the Short Term Loan Agreements, the Short Term Loans bear interest at a rate of 10% per annum and matures on November 30, 2023.

As previously reported, on March 18, 2024, we entered into an addendum with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreement, dated September 28, 2023, to December 31, 2024.

On May 13, 2024, we entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Loan Agreements to June 30, 2025. On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of the debt holders.

Bridge Loans

On November 15, 2023, we entered into the Bridge Loan Agreements with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

Addendums to Loan Agreements

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, or the Bridge Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024. On May 16, 2024, the Company entered into additional bridge loan addendums, or the Second Bridge Loan Addendums, to the Bridge Loan Agreement dated November 15, 2023, with Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for an extension of the maturity date under each of the Loan Agreements to June 30, 2025. On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of the debt holders.

Aexon License Agreement

On March 19, 2024, we entered into an exclusive license agreement, or the License Agreement, with Aexon. Pursuant to the License Agreement, Aexon granted the Company an exclusive, royalty-bearing license, or the License, with the right to grant sublicenses in multiple tiers according to the terms of the License Agreement. Subject to earlier termination of the License Agreement in accordance with its terms, the term of the License Agreement is from the effective date of the License Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the License Agreement) of a patent identified in the License Agreement and patents owned by Aexon as of the date of the License Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the License Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent. As of August 28, 2025, Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which we have a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs.

We made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the License Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 NLS Common Shares. In addition, Aexon will receive 15% of all proceeds earned by us in any future sub-licensing agreements. We must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the License Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if we challenge the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the License Agreement, we agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if we challenge the validity of the patents under the agreement, depending on the result of such challenge. In January 2025 through July 2025, we paid $50,000 in consideration for 50% of the proof of concept first milestone under the License Agreement.

Debt Conversion

During the month of October 2024, we entered into Debt Forgiveness Agreements with certain lenders, including Alexander Zwyer, Ronald Hafner, Eric Konofal, Florence Allouche Aknin, Audrey Greenberg and Gian-Marco Rinaldi, or the Lenders, pursuant to which the Company issued an aggregate of 493,986 NLS Common Shares at a conversion price of $5.65 (rounded) per share, in full satisfaction of an aggregate amount of CHF 2,089,945 ($2,296,643) and $492,007 in loans and advances previously provided to the Company by the Lenders, or collectively, the Loan Agreements described under “— Shareholders and Officer and Director Loans” above. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

October 2024 Financings

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors, including Ronald Hafner. Under this agreement, we issued and sold 806,452 NLS Common Shares and warrants to purchase an additional 806,452 NLS Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible preferred shares at a purchase price of $4.96 per share. The preferred shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible preferred shares starting six months after the closing and continuing as long as they own preferred shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

Kadimastem

Ronen Twito Employment Agreement

On January 30, 2025, Kadimastem updated the employment agreement with Mr. Twito, to serve as the CEO and Chairman of Kadimastem. Kadimastem agreed to pay Mr. Twito an annual salary in a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $398,797 (including social benefits) which will increase to a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $445,714 upon the combined company completing a capital raise greater than $10 million following the Merger (a “Trigger Financing”) and a bonus payment, subject to the discretion of the board of directors. Under the employment agreement with Kadimastem, Mr. Twito received 157,995 RSUs to be settled into such number of Kadimastem Ordinary Shares as provided under the agreement, vested over a two-year period. The agreement includes acceleration provisions including at the Closing of the Merger. At the Closing of the Merger the unvested RSUs convert into RSUs of NLS, in accordance with the terms of the Merger Agreement. Under the employment agreement, upon the Closing of the Merger, Mr. Twito shall also be entitled to a bonus equal to the NIS equivalent of $100,000. The employment agreement also provides that either party may terminate the employment agreement with 9 months’ prior notice, 3-month adaptation period. Mr. Twito is also subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Michel Revel Employment Agreement

On January 30, 2025, Kadimastem entered into a Service Agreement with Dr. Michel Revel, to serve as the Chief Scientist of the company. The Service Agreement did not involve any salary. In accordance with the Services Agreement, the Company directly bears the flight expenses and expenses for Prof. Revel’s stay abroad in the framework of providing services to Kadimastem. Once a year, the Compensation Committee will discuss the reasonableness of the business expenses incurred by the Company as stated, with no ceiling set for these expenses. In addition, Prof. Revel is entitled to full reimbursement of reasonable business expenses (including transportation, accommodation, food, etc.), which will be made in accordance with the Company’s accepted procedures and in a maximum amount of NIS 150,000 ($41,666) per year plus VAT and indexed to the CPI.

Kfir Molakandov Employment Agreement

On January 30, 2025, Kadimastem entered into an employment agreement with Mr. Molakandov, to serve as the VP of Research and Development. Kadimastem agreed to pay Mr. Molakandov an annual salary for his services in a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $187,669, including social benefits. The employment agreement may be terminated by either party upon 60 days’ written notice or immediately by us in the event of a material breach by Mr. Molakandov that cannot be cured. The agreement contains standard confidentiality terms.

Ariel Revel Employment Agreement

On January 30, 2025, Kadimastem entered into an employment agreement with Mr. Ariel Revel M.D., for serving as the Director of Medical Affairs of Kadimastem at 50% capacity, pursuant to which we agreed to pay Dr. Revel for his services an annual salary in a NIS amount (according to the NIS to USD rate as of August 28, 2025) equivalent to $93,835, including social benefits. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Revel that cannot be cured. The agreement contains standard confidentiality terms.

Uri Ben Or Consulting Agreement

On May 1, 2024, Kadimastem entered into a consulting agreement with Mr. Uri Ben Or, for chief financial officer services, pursuant to which Kadimastem agreed to pay Mr. Ben Or a monthly salary of 15,000 NIS for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Ben Or that cannot be cured. The agreement contains standard confidentiality terms.

Related Party Policy

NLS has not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Pursuant to Swiss law, NLS adopted a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. NLS’s code of business conduct and ethics is applicable to all its directors, executive officers and employees. NLS has published its code of business conduct and ethics on its website, www.nlspharma.com. If NLS makes any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code, NLS will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16.B. of Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. The following information and all other information contained in these Unaudited Pro Forma Condensed Combined Financial Statements reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024, that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

The following unaudited pro forma condensed combined financial statements combines the historical financial information of Kadimastem and the financial statements of NLS giving effect to NLS’s acquisition of Kadimastem. On November 4, 2024, NLS, Merger Sub and Kadimastem entered into the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time of the Merger, each issued and outstanding Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from the NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the Exchange Ratio. It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the Closing of the Merger, including as a result of estimated cash at the Measurement Date (as defined in the Merger Agreement) of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be approximately 83% to Kadimastem shareholders and 17% to NLS shareholders. The Company will provide the final Exchange Ratio no later than the morning of the NLS Meeting. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 85% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger.

Kadimastem will be treated as the accounting acquirer, Kadimastem’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of Kadimastem. NLS’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and with the assets and liabilities of Kadimastem along with the results of operations of Kadimastem and NLS after the consummation of the Merger. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date.

The unaudited pro forma combined balance sheet as of December 31, 2024, assumes that the Merger took place on December 31, 2024 and the unaudited pro forma combined statement of operations for the twelve months ended December 31, 2024, assumes the merger took place on January 1, 2024. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Kadimastem and NLS historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Kadimastem’s historical audited financial statements for the twelve months ended December 31, 2024 and NLS’s historical audited consolidated financial statements for the years ended December 31, 2024 are included in this filing. The historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events in accordance with Article 11 of Regulation S-X under Securities Act of 1933, as amended.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that would have been realized had Kadimastem and NLS been a combined company during the specified period.

The unaudited pro forma adjustments represent NLS’s best estimates based on currently available information and assumptions management believes are reasonable, as described in the accompanying notes. In summary, the unaudited pro forma condensed combined financial statements reflect the following adjustments: (1) the recognition of cash proceeds from capital investments; (2) payments for transaction-related costs; (3) the conversion of the convertible component of Kadimastem’s loan and the exercise of warrants, resulting in an increase to the cash balance; (4) the recording of goodwill as part of the Merger transaction; (5) the conversion of related-party loans by Kadimastem into equity; and (5) the adjustment to reflect NLS par value of CHF 0.03 from CHF 0.80 and (6) the elimination of Kadimastem’s share capital and share premium, and NLS’s accumulated deficit in connection with the reverse triangular merger, as Kadimastem will be the surviving operating entity for accounting purposes.

Unaudited Pro Forma Condensed Combined Balance Sheets

	December 31, 2024
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	$650,398	$1,665,395	$475,000	(A)	$2,207,555	(I)	$7,702,047
			178,699	(B)	(100,000)	(E)
			2,875,000	(C)	(250,000)	(E)
Accounts receivable	129,970	—	—		—		129,970
Prepaid expenses and other current assets	—	560,157	—		—		560,157
Total current assets	780,368	2,225,552	3,528,699		1,857,555		8,392,174

Non Current assets:
Intangible assets-In-process research and development (IPR&D) & goodwill	—	—	—		15,570,073	(N)	15,570,073
Property and equipment, net	123,389	7,290	—		—		130,679
Other assets	—	283	—		—		283
Total non-current assets	123,389	7,573	—		15,570,073		15,701,035

Total Assets	$903,757	$2,233,125	$3,528,699		$17,427,628		$24,093,209

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $15,000 as of December 31, 2024 for NLS	604,632	515,486	—		—		1,120,118
Related party short-term loan	860,433	—	—		(860,443)	(I)	—
Other accrued liabilities	568,412	311,278	—		300,000	(E)	1,379,690
					200,000	(E)
Loan from bank	292,843	—	—		—		292,843
Convertible loan	1,511,653	—	—		(1,511,653)	(I)	—
Conversion component of convertible loan and warrants	5,060,872	—	—		(5,060,872)	(I)	—
Total current liabilities	8,898,845	826,764	—		(6,932,958)		2,792,651

Total Liabilities	8,898,845	826,764	—		(6,933,958)		2,792,651

Commitments and Contingencies

Shareholders’ (deficit) equity:
Share Capital, no par value, 4,919,853 shares issued and outstanding at December 31, 2024	1,238,425	—	—		(1,238,425)	(J)	—
Share premium	62,560,326	—	—		(62,560,326)	(J)	—

Unaudited Pro Forma Condensed Combined Balance Sheets — (Continued)

	December 31, 2024
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Preferred shares, CHF 0.80 ($0.80) par value, 206,452 registered shares issued and outstanding at December 31, 2024 and Pro Forma CHF 0.03 ($0.03) par value, 1,833,102 registered issued and outstanding	—	166,353	64,169	(C)	—		64,661
			(18,229)	(F)	—
			11,898	(G)	—
			(159,530)	(K)
Common shares, CHF 0.80 ($0.80) par value, 3,159,535 and 810,722 registered shares issued and outstanding at December 31, 2024 and 2023, respectively, and Pro Forma CHF 0.03 ($0.03) par value, 51,620,472 registered issued and outstanding	—	2,740,958	2,540	(B)	1,721,880	(M)	1,859,109
			5,331	(A)	—
			24,933	(F)	—
			(2,636,532)	(K)
Additional paid-in-capital	5,829,386	72,820,671	469,669	(A)	9,640,513	(I)	98,400,013
			176,159	(B)	1,238,425	(J)
			2,810,831	(C)	62,560,326	(J)
			(6,704)	(F)	(73,771,621)	(L)
			(11,898)	(G)	(1,721,880)	(M)
			2,796,062	(K)	15,570,073	(N)

Accumulated deficit	(76,529,697)	(74,430,474)			(550,000)	(E)	(77,929,697)
					(300,000)	(E)
					73,880,474	(L)
Foreign currency translation/Accumulated other comprehensive loss	(1,093,528)	108,853	—		(108,853)	(L)	(1,093,528)
Total shareholders’ (deficit) equity	(7,996,088)	1,406,361	3,528,699		24,360,586		21,300,558

Total Liabilities and Shareholders’ (Deficit) Equity	$903,757	$2,233,125	$3,528,699		$17,427,628		$24,093,209

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss

	For the Twelve Months Ended December 31, 2024
	Kadimastem Ltd.		NLS Pharmaceuticals, Ltd.		Transaction Accounting Adjustments	Notes	Pro Forma Combined
OPERATIONS:

Operating expenses:
Research and development expenses	$992,425		$422,051		$—		$1,414,599
General and administrative expenses	793,183		3,214,224		61,438	(H)	4,068,845
Merger transaction costs	268,720		743,838		—		1,012,558
Total operating expenses	2,054,328		4,380,113		61,438		6,495,879

Operating loss	(2,054,328)		(4,380,113)		(61,438)		(6,495,879)

Other income (expense):
Other income due to the termination of EF License Agreement	—		2,499,969		—		2,499,969
Financing expenses related to the conversion component and options of convertible loans and shareholder loans	(5,043,768)		—		5,043,768	(I)	—
Other income (expense),net	6,000		49,351		—		55,351
Interest expense	(93,368)		(45,054)		—		(138,422)
Interest expense on related party loans	—		(104,963)		104,963	(D)	—
Total other income (expense)	(5,131,136)		2,399,303		5,148,731		(2,416,898)

Net loss	(7,185,464)		(1,980,810)		5,087,293		(4,078,981)
Deemed dividend	—		(2,076,180)		—		(2,076,180)
Tax benefit	7,131		—		—		7,131
Net loss attributable to common stockholders	$(7,178,333)		$(4,056,990)		$5,087,293		$(6,148,030)

Basic and diluted loss per share	$(1.71	)(ii)	$(2.63	)(i)	$—		$(0.12)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	(ii)	1,543,283	(i)	—		52,047,342

COMPREHENSIVE LOSS:
Net loss	(7,178,333)		(1,980,810)		5,087,293		(4,071,850)
Defined pension plan adjustments	(7,000)		266,924		—		259,924
Effect of exchange rate changes	(92,000)		—		—		(92,000)
Total comprehensive loss	$(7,277,333)		$(1,713,886)		$5,087,293		$(3,903,926)

____________

(i)      This gives effect to the reverse stock split of 1-for-40 as of September 27, 2024.

(ii)     Adjusted retroactively due to (A) the rights issue under the shelf offering by way of rights published by the Company in 2022 in such a way that each shareholder who held 100 Shares would be entitled to purchase 1 rights unit, with 1 rights unit consisted of 32 Shares, and the total price of each rights unit was USD $10 and the total number of rights units offered was up to 14,623,392 rights units, and (B) the reverse share split conducted by Kadimastem in March 2024, at a 10-for-1 ratio.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Notes to accompanying Financial Statements

1.      Description of the Proposed Transaction and Basis of Presentation

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (“NLS”), a biopharmaceutical company, and Kadimastem Ltd. (TASE: KDST.TA”) (“Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced on November 4, 2024 that they have entered into a definitive merger agreement (the “Merger Agreement”) to combine the two companies to focus on advancing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). AstroRx® Phase 2a study cost estimation is about $12 million. The necessary steps for study initiation include completion of AstroRx® clinical production by contract development and manufacturing organization and contract signing with medical centers and clinical teams. Following the closing of the transactions contemplated by the Merger Agreement (the “Closing”), NLS intends to divest its other legacy assets (including the mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company (the “Merger”), and (ii) NLS will issue common shares, 0.03 Swiss Franc (CHF) par value per share, of NLS (each, a “NLS Common Share”) to Kadimastem’s shareholders based on an initial target fully diluted share split, post Merger, of 85% to Kadimastem shareholders and 15% to NLS shareholders, in exchange for 100% of Kadimastem’s issued and outstanding shares. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated cash at the Measurement Date of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and additional financing investments of approximately $2.5 million currently reasonably expected to be raised prior to the Closing Date, the parties currently estimate the fully diluted share split at the Closing will be approximately 83% to Kadimastem shareholders and 17% to NLS shareholders. The additional financing investments of approximately $2.5 million to be raised prior to the Closing Date is not a condition to Closing; if more or less than $2.5 million is raised, the Exchange Ratio will change accordingly pursuant to the terms of the Merger Agreement. The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the boards of directors of NLS and Kadimastem, and Kadimastem’s shareholders. The NLS Board has resolved, subject to customary exceptions, to recommend that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein. The parties expect the Merger to close in the third quarter of 2025, pending approval of NLS’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

The most recent financial information available for NLS for the twelve months December 31, 2024, have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The most recent financial information available for Kadimastem Ltd. for the twelve months December 31, 2024, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma condensed combined financial statements, were prepared in accordance with regulations of the Securities and Exchange Commission and with IFRS, as issued by the International Accounting Standards Board. The unaudited pro forma condensed combined financial statements combines the historical balance sheet and statement of operations for NLS and Kadimastem in order to show how the Merger might affect the historical financial statements if the transaction had been completed on December 31, 2024 for the purposes of the balance sheets ended December 31, 2024 and January 1, 2024 for purposes of the statement of operations for the twelve months ended December 31, 2024. The pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under Securities Act of 1933, as amended.

Upon completion of the Merger, management will conduct a comprehensive review of both entities’ accounting policies. Based on NLS’s initial analysis, currently, adjustments for the acceleration of the stock compensation expense were identified in Note (M) and reflected in the unaudited pro forma condensed combined financial information.

For accounting purposes, the Merger is expected to be treated as a reverse triangular merger pursuant to IFRS 3 Business Combinations such that NLS has been identified as the legal acquirer as it intends to issue securities to Kadimastem whose equity interests are acquired (legal acquiree) and will be the acquirer for accounting purposes. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger.

Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes, and Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 80-85% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are currently anticipated to have the majority voting rights of the combined company.

2.      Pro Forma Adjustments

The Company is providing the unaudited pro forma condensed combined information for illustrative purposes only and such pro forma information does not represent the consolidated results or financial position of the Company had its acquisition of Kadimastem been completed as of the dates indicated. The companies may have performed differently had they been combined during the periods presented. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the acquisition. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented. Further, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet as of December 31, 2024 and statement of operations for the twelve months ended December 31, 2024 are as follows:

(A)    To record net proceeds of $475,000 in connection sale of 161,290 NLS Common Shares at a purchase price of $3.10 per share on January 8, 2025 pursuant to the securities purchase agreement with an accredited investor, dated December 4, 2024;

(B)    To record gross proceeds of $178,699 received in January 2025 related to exercise of warrants for a total of 76,847 NLS Common Shares in connection with the securities purchase agreement with certain accredited investors, dated October 9, 2024, and pre-funded warrants provided to certain institutional investors upon execution of warrant amendment agreements;

(C)    To record net proceeds of $2,875,000 received in connection with the issuance of 1,249,904 preferred shares of NLS, CHF 0.03 par value per share (“Preferred Shares”), with a conversion price of $1.65 per share, 568,278 preferred participation certificates (“PPCs”), as well as warrants to purchase 1,181,818 NLS Common Shares at an exercise price of $1.80 per share, issued in the first closing dated March 28, 2025 of a securities purchase agreement entered into with three accredited investors on March 27, 2025 (the “March 2025 SPA”), and in the second closing on June 27, 2025, as follows: (i) in the first closing dated March 28, 2025, the Company issued 1,212,121 Preferred Shares and warrants to purchase 787,879 NLS Common Shares at an exercise price of $1.80 per share, and (ii) in the second closing dated June 27, 2025, the Company issued 568,278 PPCs, 37,783 Preferred Shares, and warrants to purchase 398,939 NLS Common Shares at an exercise price of $1.80 per share. The net proceeds and related instruments have been reflected in the pro forma financial statements accordingly;

(D)    Adjustment to remove $104,963 of interest expenses related to loans converted at closing as noted above as if Merger took place January 1, 2024;

(E)    Adjustment to record additional non-recurring NLS transaction costs of approximately $550,000 for legal, audit and other professional service provider expenses and director and officer tail insurance that were not incurred or accrued as part of the transaction costs recorded as of December 31, 2024 of $743,838. For the transactions costs incurred and recorded subsequent to December 31, 2024, $250,000 has been paid in cash and $300,000 has been accrued for purposes of payment subsequent to the closing;

(E)    Adjustment to record additional non-recurring Kadimastem transaction costs of approximately $300,000 for legal, audit and other professional service provider expenses that were not incurred or accrued as part of the transaction costs recorded as of December 31, 2024 of $268,729. For the transactions costs incurred and recorded subsequent to December 31, 2024, $100,000 has been paid in cash and $200,000 has been accrued for purposes of payment subsequent to the closing;

(F)    Adjustment for $18,229 to record conversion of 551,532 of the Company’s PPCs, par value CHF 0.03 per certificate, pursuant to the securities purchase agreement entered into a with an accredited investor on October 9, 2024 to satisfy $4.0 million of our debt (“October 2024 Debt SPA”) into 754,384 NLS Common Shares issued which included anti-dilution shares as outlined per the agreement and resulted in adjustment of $24,933;

(G)    Adjustment of $11,898 to record 360,000 PPCs, par value CHF 0.03 per certificate, convertible into NLS Common Shares issued in addition to anti-dilution NLS Common Shares referenced above in satisfaction of the anti-dilution rights of the Selling Shareholder under the October Debt SPA;

(H)    Adjustment for the twelve months ended December 31, 2024 of $61,438 to accelerate share-based compensation expense for NLS options based on IFRS accounting requirements at closing of Merger;

(I)     Adjustment for gross cash proceeds of approximately $2,207,555 related to Kadimastem convertible loans and associated warrants converted and exercised at the time of Closing. The loan agreements entered on October 16, 2023, from several shareholders include warrants that will be granted to the lenders upon conversion of the loan into shares. The non-marketable warrants will be issued at a rate equal to 125% of the total loan conversion shares outstanding at the effective time of conversion. The exercise price of the warrants will be equal to a rate of 110% of the conversion share price, and the exercise period will be 42 months from the date of their issuance;

(I)     Adjustment for $860,433 related to conversion of loan from related parties as noted above at closing of Merger;

(I)     Adjustment for $1,511,653 related to conversion of loans from related parties as noted above at closing of Merger;

(I)     Adjustment for $5,060,872 related to conversion of convertible loan and warrants as noted above at closing of Merger;

(I)     Adjustment to remove $5,043,768 of interest expense related to loans converted as noted above at closing as if Merger took place January 1, 2024, for the twelve months ended December 31, 2024;

(J)     Adjustment to record elimination of $1,238,425 of share premium and $62,560,326 Kadimastem Ordinary Shares, no par value, at the Closing;

(K)    Adjustments to reflect the modified par value of $159,530 for Preferred Participation Certificates and $2,636,532 for NLS Common Shares as approved on January 14, 2025 by the shareholders of NLS from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025;

(L)    Elimination of NLS accumulated deficit of $73,880,474 and accumulated other comprehensive loss of $108,853 at closing of Merger;

(M)   Adjustment of $1,721,880 to record issuance of 46,032,286 NLS Common Shares to Kadimastem at CHF 0.03 par value upon closing of the Merger to currently represent 83% currently estimated ownership in NLS;

(N)    To reflect the preliminary allocation in the unaudited pro forma condensed combined financial statements, management has estimated the purchase price allocation based on currently available information. The carrying value of NLS’s net assets is assumed to approximate fair value, and the excess of the purchase consideration over the estimated fair value of those net assets has been preliminarily allocated to intangible assets — specifically, in-process research and development (IPR&D) — and goodwill. This allocation is consistent with the guidance of IFRS 3, Business Combinations, which requires that identifiable intangible assets and goodwill be recognized at their respective fair values as of the acquisition date. The allocation is subject to change upon completion of the Merger and finalization of the purchase price allocation analysis to be conducted upon Closing of the Merger.

Amount
Purchase price consideration(1)	$20,504,850
Total consideration	$20,504,850
Assets acquired:
Cash	$5,194,094
Prepayments and other current assets	560,157
Property and equipment	7,290
Intangible assets-IPR&D & Goodwill(2)	15,570,073
Total assets acquired	21,331,614
Liabilities assumed:
$826,764
Total liabilities assumed	826,764
Estimated fair value of net assets acquired	$20,504,850

____________

(1)      See Note 5 below.

(2)     The preliminary purchase price of approximately $20.5 million has been allocated primarily to intangible assets — primarily intangibles assets in-process research and development (IPR&D) and goodwill. This estimate is based on management’s assessment of the currently available information, as a formal third-party valuation has not yet been completed. These indefinite-lived intangible assets will not be amortized but will be tested for impairment at least annually, or more frequently if indicators of impairment arise.

(3)    These intangible assets are not expected to be deductible for tax purposes. Given the preliminary nature of the purchase price allocation, the final allocation at closing may be adjusted. Any remaining consideration not assigned to identifiable net assets — including IPR&D — will be recognized as goodwill in accordance with IFRS 3, Business Combinations (paragraphs 32 – 34). For purposes of this pro forma presentation, NLS has aggregated indefinite-lived intangible assets, and goodwill as distinguishing between them does not impact the current presentation.

3.      Earnings Per Share and Common Share Reconciliation

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the outstanding NLS Common Shares and NLS Common Shares underlying NLS Preferred Shares pursuant to which Kadimastem agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such Kadimastem Ordinary Share, assuming the Merger and related transactions occurred on January 1, 2023.

An analysis of the number of outstanding NLS Common Shares post-Merger is as follows assuming an Exchange Ratio of 6.2376 shares of NLS for 1 share of Kadimastem Ordinary Shares:

NLS Shares December 31, 2024 weighted average shares outstanding	1,543,283

NLS Common Shares post-Merger:
Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares*	6,115,056
NLS Common Shares issued to Kadimastem shareholders including convertible loans, RSUs and options	45,505,416
Total NLS Common Shares and NLS Common Shares underlying outstanding Preferred Shares outstanding at Closing	51,620,472
NLS Common Shares underlying warrants and options	3,205,330
Total NLS Common Shares outstanding as of Closing – Diluted	54,825,802

____________

*        Represents NLS’s outstanding shares as of August 28, 2025.

4.      Reverse Stock Split

The Company also filed a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 18, 2024. The reverse split became effective in Switzerland on September 18, 2024. The reverse stock split was at a ratio of 1-for-40.

5.      Estimated Purchase Price Consideration

On November 4, 2024, NLS, Kadimastem and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Kadimastem, with Kadimastem surviving as a wholly-owned subsidiary of NLS.

Pursuant to the Merger Agreement, the Kadimastem shareholders agreed to convert their share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such Kadimastem Ordinary Share.

The following is a summary of the components of the estimated consideration in equity if the acquisition of Kadimastem had occurred on August 28, 2025:

Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants*	9,320,386
Estimated Kadimastem Shares at time of the Merger (assuming exercise of all Common Warrants into NLS Shares)*	7,295,376

Elimination of Kadimastem Ordinary Shares	(7,295,376)
Issuance of NLS Common Shares issued to Kadimastem shareholders	45,505,416
Combined company common shares outstanding at Closing	51,620,472
Exchange Ratio:	6.2376

____________

*        Represents NLS’s outstanding shares as of August 28, 2025.

The Merger will be considered an acquisition of a business and will be accounted for under IFRS 3 which will require the measurement of assets acquired and liabilities to be determined at the time of closing. The acquisition-date fair value of the consideration transferred will be calculated based on the equity interests held by NLS’s preexisting shareholders and retained post-combination. The estimated fair value of the purchase price consideration will be determined at the time of closing based on the fair market value of NLS Stock Price and will be allocated based on the assets and liabilities of NLS that will be reflected at carrying value and the net assets of NLS, including goodwill and other identifiable intangible assets of NLS will be recorded based upon their fair values at time of closing.

The estimated fair value of the purchase price consideration will be based upon the number of NLS Shares expected to be outstanding at the time of the Merger along with the market price of the NLS Common Share on the date of closing. As of August 28, 2025, NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants are 9,320,386 shares and based upon a $2.20 closing price of NLS Common Share the preliminary purchase price consideration is approximately $20,504,850. The market price of NLS Common Share has been deemed to be more reliably measurable than the value of the Kadimastem’s equity interests because, prior to the Closing, Kadimastem is traded on the TASE which is not considered as reliable as Nasdaq, where NLS securities are traded.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of the Legacy Assets. Therefore, these assets are not intended for use in the combined company’s future operations. It is expected that the proceeds from any sale or disposition of all or any part of the Legacy Assets will be distributed to the shareholders and warrant holders of NLS as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement. If a sale is not achieved, the Company does not intend to further develop these assets internally. Due to the uncertainty surrounding the realization of any sale, the likelihood of contingent proceeds is considered remote and of minimal value. Accordingly, these legacy assets and any related contingent distribution have not been recognized in the preliminary valuation.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of NLS before the Merger

The following tables sets forth information regarding the beneficial ownership of NLS Common Shares as of August 28, 2025, by:

•        each person known by NLS to be the beneficial owner of 5% or more of NLS’s outstanding Common Shares before the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, NLS believes that all persons named in the table will have, immediately before the consummation of the Merger, sole voting and investment power with respect to all NLS’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 4,252,025 NLS Common Shares issued and outstanding as of August 28, 2025.

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Ronald Hafner(2)	557,439	12.8	12.8
Alexander C. Zwyer(3)	1,742	*	*
Nicole Fernandez – McGovern	—	—	—
Eric Konofal(4)	51,315	1.2	1.2
Olivier Samuel	—	—	—
Gian-Marco Rinaldi(5)	15,786	*	*
Florence Allouche Aknin(6)	5,730	*	*
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(7)	415,826	9.3	9.3
Alpha Capital Anstalt(8)	424,777	9.99	9.99
Revel Family(9)	378,024	8.5	8.5
Biotechnology Value Fund(10)	285,068	6.5	6.5

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. NLS Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days of August 28, 2025, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Consists of (i) 438,169 NLS Common Shares, (ii) 3,474 NLS Common Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025, (iii) 13,054 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, (iv) 100,807 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%, and (v) 1,925 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 4.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in Mr. Ronald Hafner owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Mr. Hafner is Chairman of NLS Pharmaceutics Ltd.

(3)      Consists of 1,742 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(4)      Consists of (i) 48,528 NLS Common Shares, and (ii) 2,787 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(5)      Consists of (i) 12,399 NLS Common Shares, (ii) 1,640 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025, and (iii) 1,742 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025.

(6)      Consists of (i) 3,005 NLS Common Shares, and (ii) 2,725 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(7)      Consists of (i) 207,913 NLS Common Shares, and (ii) 207,913 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl. The address of League Jinn Sarl is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.

(8)      Consists of (i) 781,190 NLS Common Shares issuable upon conversion of NLS Preferred Shares within 60 days of August 28, 2025, (ii) 738,676 NLS Common Shares issuable upon exercise of common warrants within 60 days of August 28, 2025, (iii) 400,023 NLS Common Shares issuable upon conversion of 370,093 PPCs within 60 days of August 28, 2025, and (iv) 677,308 NLS Common Shares issuable upon exercise of pre-funded warrants within 60 days of August 28, 2025. The common warrants are subject to a beneficial ownership limitation of 9.99%, and the pre-funded warrants are subject to a beneficial ownership limitation of 4.99% (or upon election of Alpha, 9.99%). Such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. As a result, the number of NLS Common Shares reflected in the table owned by Alpha includes (a) any outstanding NLS Common Shares held by such shareholder, and (b) if any, the number of NLS Preferred Shares and warrants convertible into NLS Common Shares that the holder has the right to acquire within 60 days of August 28, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The pre-funded warrants are subject to a beneficial ownership limitation of 4.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

(9)      Consists of (i) 189,012 NLS Common Shares, and (ii) 189,012 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, its sole equity owner, who holds voting and dispositive power over the securities. The address of Revel Family Ltd. is 52 HaNasi HaRishon Street, Rehovot, Israel, 7630242.

(10)   Consists of (i) 58,730 NLS Common Shares held by BIOTECHNOLOGY VALUE FUND II, L.P., (ii) 6,677 NLS Common Shares held by BIOTECHNOLOGY VALUE TRADING FUND OS LP, (iii) 75,983 NLS Common Shares held by BIOTECHNOLOGY VALUE FUND, L.P., (iv) 75,983 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, held by BVF I GP LLC, (v) 58,731 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, held by BVF II GP LLC, (vi) 6,677 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, held by BVF Partners OS Ltd., and (vii) 2,287 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, held by BVF Partners L.P. The address for Biotechnology Value Fund, or BVF, is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104, Mark N. Lampert is the President of BVF, Inc., the General Partner of BVF Partners L.P., and holds voting and dispositive power over the securities held by BVF.

Security Ownership of Certain Beneficial Owners and Management of Kadimastem before the Merger

The following tables sets forth information regarding the beneficial ownership of Kadimastem Ordinary Shares as of August 28, 2025, by:

•        each person known by Kadimastem to be the beneficial owner of 5% or more of Kadimastem’s outstanding Ordinary Shares before the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, Kadimastem believes that all persons named in the table will have, immediately before the consummation of the Merger, sole voting and investment power with respect to all Kadimastem’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 7,295,376 Kadimastem Ordinary Shares issued and outstanding on a fully diluted basis as of August 28, 2025 (including an outstanding Kadimastem convertible loan that will be converted prior to the Closing).

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Prof. Michel Revel, MD, PhD and Claire Revel(2)	1,313,877	24.9	24.9
Ronen Twito(3)	439,832	8.5	8.5
Oliver Samuel(4)	200	*	*
Eran Iohan	—	—	—
Liora Oren	—	—	—
Tammy Galili	—	—	—
Kfir Molakandov	—	*	*
Ariel Revel	—	—	—
Uri Ben Or	—	—	—
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(5)	1,372,063	25.8	25.8
Clover Wolf Capital Limited Partnership(6)	550,087	10.8	10.8
Alpha Capital Anstalt(7)	505,486	9.99	9.99

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Kadimastem Ordinary Shares subject to options or warrants currently exercisable, or exercisable within 60 days of August 28, 2025, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Consists of (i) 1,145,492 Kadimastem Ordinary Shares, and (ii) 168,385 Kadimastem Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of August 28, 2025.

(3)      Consists of: (i) 367,332 Kadimastem Ordinary Shares issuable upon vesting of RSUs exercisable within 60 days of August 28, 2025, and (ii) 72,500 Kadimastem Ordinary Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025.

(4)      Consists of 200 Kadimastem Ordinary Shares.

(5)      Consists of (i) 1,152,229 Kadimastem Ordinary Shares, and (ii) 219,834 Kadimastem Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of August 28, 2025. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl. The address of League Jinn Sarl is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.

(6)      Consists of 550,087 Kadimastem Ordinary Shares. Ms. Adi Wolf has the voting and dispositive power over the shares held by Clover Wolf Capital Limited Partnership. The mailing address of Ms. Adi Wolf is 24 Bodenheimer, Tel Aviv 6200838, Israel.

(7)     Consists of (i) 505,486 Kadimastem Ordinary Shares, and (ii) 1,625,531 Kadimastem Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of August 28, 2025. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of Kadimastem Ordinary Shares in excess of the beneficial ownership limitation. As a result, the number of Common Shares reflected in the table owned by Alpha includes (a) any outstanding Kadimastem Ordinary Shares held by such shareholder, and (b) if any, the number of warrants exercisable into Kadimastem Ordinary Shares that the holder has the right to acquire within 60 days of August 28, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

Security Ownership of Certain Beneficial Owners and Management of NLS after the Merger

The following tables sets forth information regarding the beneficial ownership of NLS Common Shares as of August 28, 2025, by:

•        each person known by NLS to be the beneficial owner of more than 5% or more of the outstanding NLS Common Shares after the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, NLS believes that all persons named in the table will have, immediately after the consummation of the Merger, sole voting and investment power with respect to all NLS’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 51,016,767 NLS Common Shares to be issued and outstanding as of August 28, 2025.

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Michel Revel(2)	8,573,423	16.7	16.7
Ronald Hafner(3)	557,439	1.1	1.1
Ronen Twito(4)	2,743,483	5.3	5.3
Alexander C. Zwyer(5)	1,742	*	*
Olivier Samuel(6)	1,248	*	*
Eran Iohan	—	—	—
Liora Oren	—	—	—
Tammy Galili	—	—	—
Kfir Molakandov	—	*	*
Ariel Revel	—	—	—
Nicole Fernandez – McGovern	—	—	—
Eric Konofal(7)	51,315	*	*
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(8)	8,974,165	17.5	17.5
Clover Wolf Capital Limited Partnership(9)	3,431,206	6.7	6.7
Alpha Capital Anstalt(10)	5,096,575	9.99	9.99

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. NLS Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days of August 28, 2025, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Consists of (i) 8,384,411 NLS Common Shares, (ii) 189,012 NLS Common Shares held by Revel Family Ltd., and (iii) 189,012 NLS Common Shares issuable upon exercise of common warrants held by Revel Family Ltd. exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, its sole equity owner, who holds voting and dispositive power over the securities. The address of Revel Family Ltd. is 52 HaNasi HaRishon Street, Rehovot, Israel, 7630242.

(3)      Consists of (i) 438,169 NLS Common Shares, (ii) 3,474 NLS Common Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025, (iii) 13,054 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, (iv) 100,807 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%, and (v) 1,925 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 4.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in Mr. Ronald Hafner owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Mr. Hafner is Chairman of NLS Pharmaceutics Ltd.

(4)      Consists of (i) 2,058,573 NLS Common Shares, (ii) 232,686 Common Shares issuable upon vesting of RSUs and exercisable within 60 days of August 28, 2025, and (iii) 452,224 NLS Common Shares issuable upon exercise of options vested and exercisable within 60 days of August 28, 2025.

(5)      Consists of 1,742 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(6)      Consists of 1,248 NLS Common Shares.

(7)      Consists of (i) 48,528 NLS Common Shares, and (ii) 2,787 NLS Common Shares issuable upon exercise of options within 60 days of August 28, 2025.

(8)      Consists of (i) 8,766,252 NLS Common Shares, and (ii) 207,913 NLS Common Shares issuable upon exercise of common warrants exercisable within 60 days of August 28, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl. The address of League Jinn Sarl is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.

(9)      Consists of 3,431,206 NLS Common Shares. Ms. Adi Wolf has the voting and dispositive power over the shares held by Clover Wolf Capital Limited Partnership. The mailing address of Ms. Adi Wolf is 24 Bodenheimer, Tel Aviv 6200838, Israel.

(10)    Consists of (i) 781,190 NLS Common Shares issuable upon conversion of NLS Preferred Shares within 60 days of August 28, 2025, (ii) 738,636 NLS Common Shares issuable upon exercise of common warrants within 60 days of August 28, 2025, (iii) 400,023 NLS Common Shares issuable upon conversion of 370,093 PPCs within 60 days of August 28, 2025, and (iv) 13,969,675 NLS Common Shares issuable upon exercise of pre-funded warrants exercisable within 60 days of August 28, 2025. The common warrants are subject to a beneficial ownership limitation of 9.99%, and the pre-funded warrants are subject to a beneficial ownership limitation of 4.99% (or upon election of Alpha, 9.99%). Such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of NLS Common Shares in excess of the beneficial ownership limitation. As a result, the number of NLS Common Shares reflected in the table owned by Alpha includes (a) any outstanding NLS Common Shares held by such shareholder, and (b) if any, the number of NLS Preferred Shares and warrants convertible into NLS Common Shares that the holder has the right to acquire within 60 days of August 28, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

SWISS TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Swiss, or other taxing jurisdiction. Moreover, only potential tax consequences from the perspective of the shareholders of NLS are outlined.

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling NLS Common Shares, NLS Preferred Shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of NLS Common Shares, NLS Preferred Shares or other securities and receiving dividends and similar cash or in-kind distributions on NLS Common Shares or Preferred Shares (including dividends on liquidation proceeds and share dividends) or distributions on NLS Common Shares or Preferred Shares based upon a capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Tax considerations linked to the Merger

This summary further includes the material Swiss tax consequences linked to the Merger for NLS shareholders as well as for NLS. This corresponds to the Tax Opinion included herein provided by Baker McKenzie Switzerland AG, Zurich, tax counsel to NLS (Exhibit 8.1).

Swiss Withholding Tax

The Merger is not subject to Swiss withholding tax (Verrechnungssteuer).

Individual and Corporate Income Tax

For Swiss resident individuals holding NLS Common Shares or Preferred Shares as part of their private assets, the Merger should be tax neutral for purposes of Swiss federal, cantonal and communal income tax, given that the sum of the NLS share capital and capital contribution reserves after the Merger does not exceed the sum of the share capital and capital contribution reserves of NLS and Kadimastem prior to the Merger on a cumulative basis.

For Swiss resident individuals as well as non-Swiss resident individual taxpayers holding NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the relevant tax book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

For Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the tax relevant book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

Non-Swiss residents who are holding NLS Common Shares and Preferred Shares and who are not resident do not hold them as part of a trade or business carried on in Switzerland for Swiss tax purposes are not subject to any Swiss federal, cantonal or communal income tax. Therefore, the Merger has no tax implications on such holders of NLS Common Shares or Preferred Shares.

Swiss Stamp Duty and Swiss Securities Transfer Tax

For stamp duty purposes (Emissionsabgabe), an exemption has been applied. In consequence, the Merger is not subject to Swiss stamp. Therefore, a tax ruling has been filed with the Swiss Federal Tax Administration. The Merger is further not subject to Swiss securities transfer tax (Umsatzabgabe).

General Swiss Tax Considerations

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling NLS Common Shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of NLS Common Shares and receiving dividends and similar cash or in-kind distributions on NLS Common Shares (including dividends on liquidation proceeds and stock dividends) or distributions on NLS Common Shares based upon a capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 19% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NLS applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

Swiss Federal Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the NLS Common Shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contribution reserves (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The redemption of NLS Common Shares may under certain circumstances (in particular, if the NLS Common Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss federal withholding tax purposes, with the consequence that the difference between the repurchase price and the par value of the shares (Nennwertprinzip) plus capital contribution reserves (Reserven aus Kapitaleinlagen) is subject to Swiss federal withholding tax.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the NLS Common Shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the NLS Common Shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the NLS Common Shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the NLS Common Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the NLS Common Shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value (Nennwertrückzahlungen) of the NLS Common Shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the NLS Common Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief (“Beteiligungsabzug”) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the NLS Common Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the NLS Common Shares (including stock dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the NLS Common Shares.

Wealth and Annual Capital Tax on Holding of Common Shares or Preferred Shares or Warrants

Swiss resident individuals and non-Swiss resident individuals holding the Common Shares or Preferred Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their NLS Common Shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the NLS Common Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the Common Shares or Preferred Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the Common Shares or Preferred Shares and/or Warrants.

Capital Gains on Disposal of Common Shares or Preferred Shares or Warrants

Swiss resident individuals who sell or otherwise dispose of the Common Shares or Preferred Shares or Warrants realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the NLS Common Shares or NLS Preferred Shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable income (e.g., if the taxpayer is deemed to be a professional securities dealer).

Capital gains realized on the sale of the Common Shares or Preferred Shares or Warrants held by Swiss resident individuals, as well as non-Swiss resident individuals and corporate taxpayers holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the NLS Common Shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the NLS Common Shares sold during the tax period represent at least 10% of the Company’s share capital or if the NLS Common Shares sold give entitlement to at least 10% of the Company’s profits and reserves and were held for at least one year. The tax relief applies to the difference between the sale proceeds of NLS Common Shares by the Company and the acquisition costs of the participation (Gestehungskosten).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the Common Shares or Preferred Shares or Warrants.

Gift and Inheritance Tax

Transfers of Common Shares or Preferred Shares or Warrants may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes.

Swiss Issuance Stamp Duty

NLS is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal share capital of NLS (including capital surplus) or any other equity contributions received by NLS (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the NLS Common Shares or Preferred Shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a bank or other securities dealer in Switzerland or Liechtenstein as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information, which is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. Switzerland has concluded a multilateral agreement with the EU on the AEOI in tax matters, or the AEOI Agreement. This AEOI Agreement entered into force as of January 1, 2017 and applies to all 28 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include NLS Common Shares or Preferred Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries, which entered into force on January 1, 2018 or January 1, 2019 or will enter into force at a later date.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

On February 27, 2019, the Federal Council (Bundesrat) initiated the consultation on the revision of the AEOI Act and AEOI Ordinance. The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance entered into force on January 1, 2021. Further revisions of the AEOI Act and the AEOI Ordinance concerning the Common Reporting Standard are expected in June 2024 and to be implemented in 2026. It is expected that he amendments include a revision of the Common Reporting Standard (CRS) for financial accounts and the addition of a new Crypto-Asset Reporting Framework (CARF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between the U.S. and Switzerland entered into force, allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on nonconsenting nonparticipating financial institutions.

Implementation of the OECD Global Minimum Tax in Switzerland

In light of the OECD Base erosion and profit shifting initiative, Switzerland has introduced by means of an ordinance the OECD global minimum tax rate for large multinational enterprises. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax in Switzerland from January 1, 2024, and in its meeting on September 4, 2024 the Federal Council decided to additionally implement the international minimum tax from January 1, 2025. Based on such ordinance large multinational enterprises with global turnover of at least EUR 750 million which are effectively taxed below 15% will be liable to a top-up tax (Ergänzungssteuer), in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax and the Income Inclusion Rule up to 15% minimum taxation.

COMPARISON OF SHAREHOLDERS’ RIGHTS AND CORPORATE GOVERNANCE

The following is a summary comparison of material differences between the rights of a Kadimastem shareholder and NLS (or, after the Merger, combined company) shareholder arising from the differences between the laws of the State of Israel and of the State of Switzerland and the governing documents of the respective companies. Kadimastem is incorporated under the laws of the State of Israel. NLS is (and, after the Merger, the combined company will be) incorporated under the laws of Switzerland. If the Merger is completed, Kadimastem shareholders’ Kadimastem Ordinary Shares will be exchanged against the right to receive NLS Common Shares upon consummation of the Merger, which are expected to trade (as shares of the combined company) on Nasdaq.

The following summary does not purport to be a complete statement of the rights of holders of Kadimastem Ordinary Shares under the applicable provisions of the Israeli Companies Law, Kadimastem’s corporate documents, or the rights of holders of NLS (or, after the Merger, combined company) Common Shares under the applicable provisions of the CO and NLS’s articles. This summary does not furthermore purport to be a complete description of the specific provisions referred to in this summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Israel, the U.S. and Switzerland, Kadimastem’s articles of association and memorandum of association, and NLS’s (after the Merger, the combined company’s) Articles.

You are also urged to carefully read the relevant provisions of the Swiss Code of Obligations and the Israeli Companies Law for a more complete understanding of the differences between being a shareholder of Kadimastem and a shareholder of NLS. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information.”

The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements.

Summary of Material Differences Between the Rights of Kadimastem Shareholders and NL Shareholders

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Share Capital
The authorized share capital of Kadimastem consists of 15,000,000 (fifteen million) ordinary shares with no par value.

The share capital of NLS as of the date of this proxy statement/prospectus amounts to CHF 184,738.14 divided into 4,908,034 fully paid-in registered shares (NLS Common Shares) and 1,249,904 fully paid-in registered shares (NLS Preferred Shares), each with a par value of CHF 0.03 and a participation capital (non-voting capital) of CHF 18,193.56, divided into 606,452 fully paid-in participation certificates (preferred participation certificates), with a par value of CHF 0.03 each.

The share capital of NLS after the Merger shall amount to CHF 228,473.94, divided into 3,745,402 fully paid-in registered shares (Common Shares), and 62,497 fully paid-in registered shares (Preferred Shares), each with a par value of at least CHF 0.06 and a participation capital (non-voting capital) of CHF 1,819.44, divided into 30,324 fully paid-in participation certificates (Preferred Participation Certificates), with a par value of at least CHF 0.06 each.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

Capital band (Kapitalband)

The articles of association may authorize the NLS Board to increase the share capital (within a period of no more than five years) and set forth the nominal amount by which the NLS Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital).

The NLS Board may restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, the company or any of its subsidiaries in certain instances.

If the period to increase NLS’s share capital within the capital band lapses, the authorization to restrict or exclude the pre-emptive rights lapses simultaneously with such capital.

Conditional Share Capital

The articles of association may authorize the NLS Board to increase the share capital and set forth the nominal amount by which the NLS Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital) in connection with granting option rights to new shareholders or to employees and advisors of the company.

The NLS Board may restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the conditional share capital.

Issuance of Shares

Kadimastem’s articles of association enable Kadimastem to increase or reduce Kadimastem share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by Kadimastem shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of the Kadimastem Board and court approval.

All creation of shares requires a shareholders’ resolution documented by way of a public deed. The creation of a capital band (Kapitalband) or any conditional share capital requires a Supermajority Vote. The NLS Board may issue shares out of the capital band during a period of up to five years. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the NLS Board may grant in relation to, e.g., debt instruments to shareholders or to employees.

Variation of Class Rights
Following shareholder vote and Kadimastem Board approval, Kadimastem may create different classes of shares with varying rights.

The shareholders’ meeting of a Swiss company may resolve that NLS Preferred Shares be issued or that existing shares be converted into NLS Preferred Shares with a resolution passed by a Simple Majority Vote. Where a company has issued NLS Preferred Shares, further NLS Preferred Shares conferring preferential rights over the existing NLS Preferred Shares may be issued only with the consent of both, a special meeting of the adversely affected holders of the existing NLS Preferred Shares and of a shareholders’ meeting, unless otherwise provided in the articles of association.

Shares that are granted more voting power are not regarded as a special class for these purposes.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Cumulative Voting
Ordinary shares do not have cumulative voting rights for the election of directors.

Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the NLS Board, (ii) the chairperson of the NLS Board, (iii) the members of the compensation committee, and (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual shareholders’ meeting), as well as the vote on the aggregate amount of compensation of the members of the NLS Board, of the executive committee and of the members of any advisory board, is mandatory for listed companies. Re-election is permitted

Treasury Shares
Kadimastem may repurchase its ordinary shares on the open market. Kadimastem may repurchase and hold the shares as treasury shares and presents their cost as a reduction of shareholders’ equity.

Under Swiss corporate law, each share owned by the Company is a treasury share. That definition also applies to preferred participation certificates. There may be a power of the board of directors of a company to issue further shares or preferred participation certificates. Once treasury shares are retired or sold, they cease to qualify as treasury shares. From a Swiss corporate law point of view, treasury shares can be either shares or preferred participation certificates.

Swiss law limits the right of a company to purchase and hold its own shares. The company and its subsidiaries may purchase its own shares only if and to the extent that: (i) the company has freely distributable reserves in the amount of the purchase price; and (ii) the aggregate par value of all shares held by it does not exceed 10% of its share capital (or up to 20% under certain specific circumstances). Furthermore, according to Swiss accounting rules, the company needs to reflect the amount of the purchase price of the acquired shares as a negative position through the creation of a special reserve on its balance sheet.

Shares held by the company or its subsidiaries do not carry any voting rights at shareholders’ meetings, but are entitled to the economic benefits, including dividends, pre-emptive rights (Bezugsrechte) in the case of share capital increases and advance subscription rights (Vorwegzeichnungsrechte) in the case of issuance of debt instruments with option rights applicable to the shares generally.

Pre-Emptive Rights
None.

Swiss law provides that any share issue, whether for cash or non-cash consideration, is subject to the prior approval at a shareholders’ meeting. Shareholders are granted certain pre-emptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for conversion rights, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount of shares held. Pre-emptive rights and advance subscription rights may be excluded under certain conditions.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Annual Shareholders’ Meetings

Under Israeli law, Kadimastem is required to hold an annual general meeting of our shareholders once every calendar year and in any event no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. The Kadimastem Board may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and Kadimastem’s articles

The annual shareholders’ meeting must be held annually within six months after the close of the fiscal year.

of association provide that the Kadimastem Board is required to convene a special meeting upon the written request of (i) any two of Kadimastem’s directors or one quarter of the directors then in office; or (ii) one or more shareholders holding, in the aggregate either (a) 5% of our issued share capital and 1% of Kadimastem’s outstanding voting power, or (b) 5% of Kadimastem’s outstanding voting power

Extraordinary General Meetings

The Kadimastem Board may convene a general meeting of shareholders at its discretion and upon the request of any of the following: (a) Two directors; (b) A quarter of the serving directors; (c) One or more shareholders holding at least 5% of the issued share capital and 1% of the voting rights in Kadimastem; (d) One or more shareholders holding at least 5% of the voting rights in Kadimastem.

Extraordinary shareholders’ meetings shall be called by resolution of the NLS Board or the shareholders’ meeting or upon request of the auditors or liquidator as well as in the cases provided by law.
Advance Notice Requirements for Shareholder Nominations and Other Proposals

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights in the general meeting may request the Board of Directors to include an item on the agenda of the general meeting (provided the issue is suitable for discussion at the meeting), including the nomination of candidates for the Kadimastem Board. Such a request must be submitted within 7 days of the publication of the notice convening the general meeting or, if the notice was published 21 days before the meeting date, within 14 days from the publication of the notice. Each proposal must include the required information as stipulated by the Companies Law and Kadimastem’s Articles of Association.

One or more shareholders of a Swiss company that represent at least 5% of the share capital or votes may request to convene a shareholders’ meeting.

A resolution on a matter which is not on the agenda may not be passed at a shareholders’ meeting, except for motions to convene an extraordinary shareholders’ meeting or to initiate a special investigation or to elect the external auditor, on which the shareholders’ meeting may vote at any time.

Shareholders representing at least 0.5% of the share capital or votes may request items to be put on the agenda.

Requests for inclusion of agenda items need to be submitted to the NLS Board at least 30 calendar days in advance of the shareholders’ meeting in written form, indicating the agenda items and proposals.

Notice and Record Date of General Meetings

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting.

Under Swiss law, notice convening the shareholders’ meeting must be given no later than 20 days before the date for which it is scheduled in the form prescribed by the articles of association.

NLS’s articles of association provide that not later than 20 days prior to the ordinary shareholders’ meeting, the annual report and the auditors’ report shall be made available for inspection.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Quorum and Actions

According to Kadimastem’s Articles of Association, a legal quorum is formed when at least two shareholders, either in person or by proxy, are present, as long as the shares they hold or represent, amount to at least 25% of the total voting rights.

Swiss law and the articles of association of NLS do not provide for a quorum requirement.

If no quorum is present within half an hour of the scheduled meeting time, the meeting will be adjourned for one week, to the same day, time, and place, without further notice of the adjourned meeting, or to another date, time, and place determined by the Board of Directors in the notice of the general meeting. If no quorum is present at the adjourned meeting within half an hour of the scheduled time, the meeting will be held regardless of the number of participants. In the adjourned meeting, only matters included in the agenda of the original meeting may be discussed.

If the meeting was convened at the request of shareholders as stipulated by the Companies Law, the adjourned meeting will only take place if: (1) One or more shareholders holding at least 5% of the issued share capital and at least 1% of the voting rights in the company are present; or (2) One or more shareholders holding at least 5% of the voting rights in the company are present.

Shareholder Action Without Meeting
Under the Companies Law, shareholders of a public company are not permitted to take action by written resolution in lieu of a meeting.	Pursuant to Swiss law, the shareholders of the Company may act by written consent, unless a shareholder requests oral deliberation (Universalversammlung).
Voting Rights

Each share entitles its holder to one vote in the shareholders’ meeting, irrespective of the nominal value of such share.

All resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law.

Each share entitles its holder to one vote in the shareholders’ meeting, irrespective of the par value of such share.

Pursuant to Swiss law, the Company’s shareholders’ meeting generally approves resolutions by an absolute majority of the shares represented at the shareholders’ meeting. In certain instances, however, Swiss law or the articles of association require the shareholders’ meeting to approve a resolution by at least two-thirds of the voting rights represented at the shareholders’ meeting and an absolute majority of the par value of shares represented at such meeting.

Amendments to Governing Documents

Subject to the provisions of the Companies Law, Kadimastem may amend its Articles of Association by a resolution passed at the general meeting by a simple majority, unless the Articles explicitly require a different majority for amending a specific clause. A resolution passed at the general meeting with the required majority (as stated in this clause or as required for amending a specific clause) that modifies provisions of the Articles or a specific clause will be considered an amendment of the Articles or the relevant clause, even if this is not explicitly stated in the resolution.

By way of public deed, the articles of association of a Swiss company may be amended with a resolution passed by a Simple Majority Vote, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the company and the introduction of capital band and conditional share capital, that require a Supermajority Vote (for a complete list of matters requiring such majority, please see section entitled “Voting and Quorum Requirements”). The articles of association may increase the voting thresholds.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Informational Shareholder Rights

At shareholder meetings, any shareholder is entitled to information from the Board on the affairs of the company and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to the company’s business secrets or other interests warranting protection.

At shareholder meetings, any shareholder is entitled to information from the NLS Board on the affairs of the company and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to the company’s business secrets or other interests warranting protection.

According to Swiss law, shareholders representing at least 5% of the share capital or votes have the right to inspect a company’s books. The NLS Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Dividends

Under Israeli law, the Board may declare dividends upon the determination there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due.

Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to the then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution.

Dividend payments are subject to the approval of the shareholders’ meeting. The NLS Board may propose to shareholders that a dividend or interim dividend shall be paid but cannot itself authorize the distribution.

Payments out of a company’s share capital (in other words, the aggregate par value of the company’s registered share capital) in the form of dividends are not allowed and may be made by way of a capital reduction only.

Dividends may be paid only from the profits brought forward from the previous business years or if the company has distributable reserves, each as will be presented on the company’s audited annual stand-alone balance sheet pursuant to Swiss law. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted and the company’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the company’s articles of association.

Redemption Rights
Israeli law does not provide for redemption rights of shareholders.	Swiss law does not provide for redemption rights of shareholders.
Number of Directors

According to Kadimastem’s Articles of Association, the number of directors shall be no fewer than three and no more than six, including external directors, unless otherwise decided by a simple majority at the general meeting. Kadimastem must have at least two external directors, and their eligibility, selection process, terms of service, duration of service, and termination are governed by the provisions of the Israeli Companies Law.

Pursuant to Swiss law, the NLS Board must consist of at least one director. According to the articles of association of NLS, the NLS Board shall be composed of at least three members.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Nomination and Election of Directors

At each annual general meeting, the term of all serving directors expires, and new directors are elected by a simple majority. If no directors are appointed at the annual meeting, the directors elected at the previous annual meeting will continue to serve. Directors whose terms have ended may be re-elected for additional terms. This provision does not apply to external directors.

Under the Israeli Companies Law, the board of a public company must include at least two external directors. External directors are elected by a majority of shareholders present and voting at the meeting, provided that either: (a) The majority includes a majority of votes from shareholders who are not controlling shareholders or have no personal interest in approving the appointment, excluding a personal interest unrelated to connections with the controlling shareholder, and abstentions are not counted; or (b)

The total number of opposing votes among the shareholders mentioned in (a) does not exceed 2% of the total voting rights in the company.

Under Swiss law, directors may only be elected at a shareholders’ meeting. In the case of NLS, directors are elected by a Simple Majority Vote.

The shareholders’ meeting elects annually (i.e., until the following shareholders’ meeting), by a plurality of votes, the members of the NLS Board, its chairman and the members of the compensation committee individually for one year (i.e., until the completion of the following annual shareholders’ meeting). Re-election is possible.

Swiss law does not permit classified or staggered boards.

Vacation and Removal of Directors

According to Kadimastem’s Articles of Association, the general meeting may, at any time and by a simple majority resolution in a special meeting, remove any director, except for an external director, before the end of their term of office, provided the director is given a reasonable opportunity to present their position before the general meeting. Additionally, directors, other than external directors, may be removed from office upon the occurrence of any of the events specified in the Israeli Companies Law. The removal of external directors is subject to the relevant provisions included in the Companies Law.

A Swiss company may remove, with or without cause, any director at any time with a resolution passed by a Simple Majority Vote where a proposal for such removal was properly set on the agenda.

Any shareholder may propose for election as a director a person who is not an existing director or has not been proposed by the NLS Board. Shareholders have the right to have their proposal included in the notice of the shareholders’ meeting if their combined shareholdings represent at least 0.5% of the share capital or votes and if such request has been received by the company at least 30 days before the shareholders’ meeting.

Filling of Board Vacancies

Pursuant to Kadimastem’s Articles of Association, the Board of Directors may, from time to time, appoint one or more additional directors, to fill a vacancy caused by the departure of a director for any reason, provided that the total number of directors does not exceed six. Directors appointed in this manner shall serve until the end of the first annual general meeting held after their appointment and may be reappointed as outlined above.

Pursuant to Swiss law, vacancies on the NLS Board of will be filled at a shareholders’ meeting by a Simple Majority. If a director is elected by an extraordinary shareholders’ meeting, their term of office ends at completion of the subsequent annual shareholders’ meeting.

Under NLS’s articles of association, if the office of its chairperson is vacant, the NLS Board will appoint a new chairperson from among its members for the remaining term of office.

Remuneration of Directors
Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy.

Pursuant to Swiss law, applicable to Swiss companies traded on exchanges, such as Nasdaq, the shareholders’ meeting has the non-transferable right, amongst others, to vote separately (in a binding vote) on the aggregate compensation of the NLS Board, the executive management and the advisory boards (if any).

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Quorum and Actions the Board

According to Kadimastem’s Articles of Association, a legal quorum is formed when at least two shareholders, either in person or by proxy, are present, as long as the shares they hold or represent, amount to at least 25% of the total voting rights.

If no quorum is present within half an hour of the scheduled meeting time, the meeting will be adjourned for one week, to the same day, time, and place, without further notice of the adjourned meeting, or to another date, time, and place determined by the Board of Directors in the notice of the general meeting. If no quorum is present at the adjourned meeting within half an hour of the scheduled time, the meeting will be held regardless of the number of participants. In the adjourned meeting, only matters included in the agenda of the original meeting may be discussed.

If the meeting was convened at the request of shareholders as stipulated by the Companies Law, the adjourned meeting will only take place if: (1) One or more shareholders holding at least 5% of the issued share capital and at least 1% of the voting rights in the company are present; or (2) One or more shareholders holding at least 5% of the voting rights in the company are present.

Subject to a different approval quorum provided for in the articles of association, the NLS Board shall take its resolutions with the majority of the votes cast.

The chairman casts the tie-breaking vote at meetings of the NLS Board according to NLS’s articles of association.

Special Meetings of the Board

The Kadimastem Board may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that the Kadimastem Board is required to convene a special general meeting upon the written request of any two of our directors or one-quarter of the members of our board of directors.

Each member of the NLS Board may, by specifying the reasons, request its chairperson to call an immediate meeting.
Director Action by Written Consent
Board resolutions are permitted by unanimous written consent.

The NLS Board shall pass its resolutions in meetings or, provided that the proposal has been submitted to all members of the NLS Board and no member has requested oral deliberation, in a meeting, in telephone or video conferences or by circular resolution. A circular resolution requires the consent of the majority of all members of the NLS Board.

Indemnification of Directors and Officers

As permitted by the Israeli Companies Law, Kadimastem’s Articles of Association provide that Kadimastem may agree, in advance or retroactively, to indemnify any officeholder for liabilities or expenses incurred in their role as an officeholder.

Additionally, Kadimastem may purchase insurance to cover the liability of any officeholder resulting from the following: (a) Breach of the duty of care towards Kadimastem or any other person; (b) Breach of fiduciary duty towards Kadimastem, provided the officeholder acted in good faith and had reasonable grounds to believe

Pursuant to Swiss Law and NLS’s articles of association, the shareholders’ meeting has the authority to grant discharge to the members of the NLS Board from liability. The effect of the resolution of release (discharge) by the shareholders’ meeting is effective only for disclosed facts and only against the company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses six months after the resolution of release.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

the action would not harm Kadimastem’s interests; (c) Financial obligations imposed on the officeholder in favor of another person concerning actions performed in their role as an officeholder; (d) Expenses, including reasonable litigation costs and attorneys’ fees, incurred in connection with administrative enforcement proceedings; (e) Payment to a victim of a violation as stipulated under the Securities Law.

The Companies Law specifies that these indemnification and insurance provisions do not apply in cases of: (a) Breach of fiduciary duty towards Kadimastem unless the officeholder acted in good faith and had reasonable grounds to believe their action would not harm Kadimastem’s interests; (b) Breach of the duty of care performed intentionally or recklessly, excluding cases of negligence; (c) Acts performed with the intent to derive unlawful personal gain; (d) Fines, civil penalties, monetary sanctions, or ransom payments imposed on the officeholder.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

Under Swiss law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or gross negligently violated his or her corporate duties towards the company (certain views advocate that a negligent violation is sufficient to exclude the indemnification). Almost all violations of corporate law are regarded as violations of duties towards the company rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the company.

Shareholder Rights Plans
Pursuant to Israeli law, the Board is permitted to adopt shareholder rights plans.	Pursuant to Swiss law, the NLS Board is not permitted to adopt shareholder rights plans.
Duties of Director

An director’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable director holder in the same position would have acted under the same circumstances. The duty of loyalty requires that a director holder act in good faith and in the best interests of the company.

A director of a Swiss company has a fiduciary duty to the company only. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the company take precedence over any interest possessed by a director or officer.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Pursuant to Swiss law, members of the NLS Board and executive management are personally liable to the company, to each shareholder and, in some circumstances, to the company’s creditors for damages caused by intentional or negligent violation of their duties.

The burden of proof for a violation of these duties lies with the company or with the shareholder bringing a suit against the director.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Conflicts of Interests/Related Party Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

Swiss law provides that the members of the NLS Board and the executive management shall inform the NLS Board immediately and comprehensively of any conflicts of interest affecting them. The NLS Board shall take the measures required to safeguard the company’s interests. Our directors and executive officers are personally liable to us for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in NLS’s management are liable to us, each shareholder and our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the NLS’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to NLS if such shareholder or director acted in bad faith.

Derivative Shareholder Suits
Class actions and derivative actions as such are available under Israeli law

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the company. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

They will generally bear the burden of proof, with no pre-trial discovery or similar procedures being available.

In addition, under Swiss law, any claims by shareholders against the company must be brought exclusively in the competent courts at the registered office of the company in Switzerland.

Anti-Takeover Provisions

The Companies Law allows us to create and issue shares having rights different from those attached to Kadimastem Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights.

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Since the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

Even though U.S. federal securities law will require investors to disclose their interest in NLS Pharmaceutics if they reach, exceed or fall below certain ownership thresholds, the U.S. takeover regime in relation to mandatory offers does not apply either because NLS Pharmaceutics is incorporated in Switzerland. Accordingly, NLS Pharmaceutics’ ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited.

Dissolution/Liquidation

Under the Companies Law, a dissolution and winding up of an Israeli company requires the approval of the shareholders. In the event of Kadimastem’s liquidation, holders of Kadimastem Ordinary Shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

A dissolution and winding up of a Swiss company requires the approval by a Supermajority Vote. The articles of association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a company becomes bankrupt or shareholders holding at least 10% of the share capital request it for important reasons.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-in par value of shares held. The articles of association may provide for a different form of distribution.

REGULATIONS APPLICABLE TO NLS

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

However, in order to effect the resolutions made at the NLS Meeting, including but not limited to the ordinary share capital reduction, the ordinary share capital increase, the election of the NLS Board as well as the implementation of the capital band and the increase in the conditional capital, the resolutions need to be notarized. NLS must register such notarized resolutions with the competent commercial register. The approval of the commercial register is a requirement to give effect to the shareholders’ resolutions. The commercial register examines the application regarding its formal compliance with Swiss law and must, if there is non-compliance with formal aspects or nullity of a decision underlying an application, decide not to register certain resolutions which would prevent such resolutions taking effect.

DESCRIPTION OF NLS SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms of the articles of association and of applicable Swiss law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the articles of association, which are attached as Annex D to this proxy statement/prospectus. You are urged to read the full text of the articles of association.

The following description of the material terms of the securities of NLS following the Merger includes a summary of specified provisions of the NLS articles of association, as amended, that will be in effect upon completion of the transaction This description is qualified by reference to the NLS articles of association, as amended, as will be in effect upon completion of the transactions, which will be substantially in the form attached to this proxy statement/prospectus as Annex D and which is incorporated in this proxy statement/prospectus by reference.

General

NLS is incorporated as a share corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. of the CO with its registered office located at The Circle 6, 8058 Zurich, Switzerland, registration number CHE-447.067.367. Neither the articles of association nor the operation of law limit the duration of NLS.

Capital Structure of the NLS

Issued Share Capital

As of the date of this proxy statement/prospectus, NLS’s share capital is CHF 178,738.14 divided into 4,908,034 fully paid-in registered shares (NLS Common Shares) and 1,249,904 fully paid-in registered shares (Preferred Shares), each with a par value of CHF 0.03 and a participation capital (non-voting capital) of CHF 18,193.56, divided into 606,452 fully paid-in participation certificates (preferred participation certificates), with a par value of CHF 0.03 each.

Share Classes

The articles of association provide for three different classes of NLS shares; NLS Common Shares, Preferred Shares and participation certificates (preferred participation certificates), each with a par value of CHF 0.03. Each Common Share and Preferred Share will carry one vote in general meetings of NLS, and the NLS Common Shares as well as the Preferred Shares will be listed on the Nasdaq.

Ordinary Capital Increase, Capital Band and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the shareholders’ meeting (ordinary capital increase) that must be carried out by the NLS Board within six months in order to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. In the case of subscription and increase against payment of contributions in cash, a resolution passed by a Simple Majority Vote is required. In the case of subscription and capital increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by a Supermajority Vote is required. For further details on these circumstances, please see the section entitled “Pre-emptive Rights and Advance Subscription Rights.”

Under Swiss law, our shareholders, by a Supermajority Vote, may empower our NLS Board to issue shares of a specific aggregate nominal amount up to an aggregate maximum of 50% of the share capital in the form of:

•        capital band (Kapitalband) to be utilized by the NLS Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or

•        conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or options to shareholders or (ii) grants of rights to employees, members of our NLS Board or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

Additional information regarding capital band and conditional capital are set forth below in the sections entitled “Capital Band” and “Conditional Share Capital”.

Capital Band

As of December 31, 2024, the articles of association authorized our NLS Board to increase the share capital (within a period of no more than five years) and set forth the nominal amount by which the NLS Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital). The articles of association provided for capital band under article 3a of the articles of association according to which the capital band shall have an upper limit of CHF 3,979,498.80 and the NLS Board was authorized at any time until November 8, 2029, to increase the share capital by a maximum of CHF 1,326,499.60 once or several times and in any amount by issuing up to 1,658,124 NLS Common Shares. The articles of association also explicitly set forth the events for which a restriction or exclusion of the pre-emptive rights from the current shareholders is permitted. Under our articles of association as of the date of this proxy statement/prospectus, there was no capital band instated. The NLS Board may propose the re-introduction of a capital band in an upcoming shareholders’ meeting.

In the extraordinary general meeting of the shareholders of NLS, which will be held at 4:00 pm, local time, on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, unless postponed or adjourned to a later date, the NLS Board proposes the re-introduction of a capital band to its articles of association, whereby our NLS Board would be authorized until August 19, 2030, to increase our share capital by a maximum aggregate amount of CHF 115,146.66 through the issuance of not more than 1,919,111 registered shares (NLS Common Shares), which would have to be fully paid-in, each with a par value of CHF 0.06 (assuming a par value reduction per Share of CHF 0.027, a reverse split within a range of two-for-one (2:1) to twenty-for-one (20:1) and an issuance of 3,500,000 new shares, after par value reduction and reverse split, to the Kadimastem shareholders in the Merger). Increases in partial amounts are permitted. The NLS Board determines the timing, issue price, the type of contributions and the date on which the dividend entitlement commences. The NLS Board may allow the pre-emptive rights that have not been exercised to expire, or it may place such shares or the pre-emptive rights which have not been exercised, at market conditions or use them otherwise in the interest of NLS.

Such increase of the share capital is (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party, followed by an offer to the then-existing shareholder of NLS or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised), and (ii) in partial amount, permissible.

Within the limits of Swiss law, a shareholders’ meeting may increase or alter the capital band granted to the NLS Board.

Under the intended capital band, the NLS Board is authorized to restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, NLS or any of its subsidiaries:

1.      in connection with a listing of shares on domestic or foreign stock exchanges, including for the purpose of granting an over-allotment option (greenshoe); or

2.      to initial purchasers or underwriters in a placement or offer of shares; or

3.      for the purpose of national or international offerings of shares in order to broaden NLS’s share-holder base or in order to increase the free float or to meet applicable listing requirements; or

4.      if the issue price of the new shares is determined by reference to the market price; or

5.      for raising capital in a fast and flexible manner which could only be achieved with difficulty without excluding the pre-emptive rights of shareholders; or

6.      for the acquisition of companies, parts of companies, participations, products, intellectual property or licenses, or for investment projects or for the financing or refinancing of such transactions through a placement of shares; or

7.      for purposes of the participation of a strategic partner or employees (including members of the management and the NLS Board) and advisors of NLS and/or its subsidiaries; or

8.      for the conversion of loans and similar debt obligations of NLS.

To affect any capital increase based on its capital band, a company will have to follow the relevant procedures under Swiss law. In particular, the NLS Board will have to issue a capital increase report (Kapitalerhöhungsbericht), approve a notarized confirmation resolution (Feststellungsbeschluss) on the capital increase and the articles of association, and obtain (i) duly executed subscription form(s) covering the subscription of the relevant number of new shares, (ii) a report of an audit firm relating to the withdrawal of the pre-emptive rights, as well as (iii) a banking confirmation confirming the payment of the aggregate par value of the respective number of new shares to a special Swiss bank account, all in accordance with Swiss law. The NLS Board will subsequently have to file the relevant documentation accompanied by an application form with the competent commercial register. Any issuance of NLS Common Shares based on such filing(s) is subject to the recording of the respective capital increase(s) in the commercial register in accordance with Swiss law and its publication in the electronic Swiss Official Gazette of Commerce.

The authorization to restrict or exclude the pre-emptive rights is limited to the above listed items and exclusively linked to the particular available capital band set out in the articles of association. If the period to increase NLS’s share capital within the capital band lapses without having been used by the NLS Board, the authorization to restrict or exclude the pre-emptive rights lapses simultaneously with such capital.

Conditional Share Capital

Conditional Share Capital for Shareholders’ Options

As per our current version of the articles of association (after amendment for the latest issuance of 200,000 NLS Common Shares from conditional share capital), our nominal share capital may be increased by a maximum aggregate amount of CHF 63,634.02 through the issuance of not more than 2,121,134 registered shares (NLS Common Shares), which would have to be fully paid-in, with a par value of CHF 0.03 each, by the exercise of convertible rights and/or option rights or warrants. Shareholders will not have pre-emptive subscription rights in such circumstances. The holders of convertible bonds are entitled to the new shares upon the occurrence of the applicable conversion feature. Warrants that have been exercised in the meantime are not yet reflected in the articles of association of NLS by means of an increase of the issued share capital and the respective reduction of the conditional share capital.

Under the Charter Proposal, the share capital of NLS may be increased by an amount not exceeding CHF 88,146.66 through the issuance from time to time of a maximum of 1,469,111 fully paid-in registered shares, each with a par value of at least CHF 0.06 (NLS Common Shares) (assuming a par value reduction per Share of CHF 0.027, a reverse split within a range of two-for-one (2:1) to twenty-for-one (20:1) and an issuance of 3,500,000 new shares, after par value reduction and reverse split, to the Kadimastem shareholders in the Merger), by the exercise of convertible rights and/or option rights or warrants. The NLS Board shall determine the issue price of the NLS Common Shares. These new registered shares must be issued at least for their par value but may be issued at a price below the current market price.

Conditional Share Capital for Employee and Advisory Options

As per our current version of the articles of association, our nominal share capital may, to the exclusion of the pre-emptive subscription rights of shareholders, be increased out of the condition share capital of NLS by a maximum aggregate amount of CHF 1,650.00 through the issuance of not more than 55,000 registered shares (NLS Common Shares), which would have to be fully paid-in, with no less than the par value of CHF 0.03 each, by the exercise of option or conversion rights that have been granted to employees that have been granted to employees, members of the NLS Board or consultants of NLS or of one of our subsidiaries, if any, or other persons providing services to NLS or a subsidiary, if any, through one or more equity incentive plans created by the NLS Board. If this conditional share capital is not sufficient for our future equity incentive plan, then NLS intends to rely on the capital band, which we will have to dedicate for that purpose, or, alternatively, if such conditional share capital or capital band is not sufficient, then NLS intends to seek shareholder approval for the equity incentive plan(s) that we may seek to implement. The exercise of the conversion or option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Under the Charter Proposal, the share capital of NLS may be increased by an amount not exceeding CHF 27,000 through the issue of a maximum of 450,000 fully paid-in registered shares, each with a par value of at least CHF 0.06 (NLS Common Shares) (assuming a par value reduction per Share of CHF 0.027, a reverse split within a range of two-for-one (2:1) to twenty-for-one (20:1) and an issuance of 3,500,000 new shares, after par value reduction and reverse split, to the Kadimastem shareholders in the Merger). These new registered shares shall be issued at a price equaling the par value of the shares. The NLS Board shall determine the other issue conditions of the NLS Common Shares.

Participation Certificates and Profit-sharing Certificates

As of the date of this proxy statement/prospectus, NLS has a participation capital (non-voting capital) of CHF 18,193.56, divided into 606,452 fully paid-in participation certificates (Preferred Participation Certificates), with a par value of CHF 0.03 each. The PPCs are identical to the NLS Preferred Shares, including dividend rights, and liquidation preferences, but do not carry any voting rights. The NLS Preferred Shares bear voting rights under Swiss corporate law, unless contractually removed. As of December 31, 2024, the NLS Preferred Shares were contractually non-voting. As of the date of this proxy statement/prospectus, the NLS Preferred Shares bear voting rights. However, the PPCs do not bear voting rights also from a Swiss corporate law perspective.

As of the date of this proxy statement/prospectus, NLS has no profit-sharing certificates (Genussscheine) outstanding.

Treasury Shares per Swiss Corporate Law

As of the date of this proxy statement/prospectus, NLS may hold NLS Common Shares in treasury per Swiss Corporate Law and may consider issuing additional NLS Common Shares to the Exchange Agent during a capital increase. Swiss law limits our right to purchase and hold our own shares. NLS and its subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined par value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by NLS or its subsidiaries are not entitled to vote at the shareholders’ meeting but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and our articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Furthermore, according to Swiss accounting rules, NLS needs to reflect the amount of the purchase price of the acquired treasury shares as a negative position through the creation of a special reserve on its balance sheet. NLS may face negative Swiss tax implications, if it holds more than 10% of its own shares or own shares for a period of more than 6 years. This 6-year period stands still, if the own shares were purchased due to obligations triggered by convertible bonds, option bonds or by employee participation plans, as long as such obligation duly exists (in case of an employee participation plan, however, for a maximum period of 6 years, i.e., in total 12 years).

For more information, please see “Comparison of Shareholders’ Rights and Corporate Governance — Summary of Material Differences Between the Rights of Kadimastem Shareholders and NL Shareholders — Rights of NLS Pharmaceutics shareholders — Treasury Shares.”

No Additional Capital Contributions

Under Swiss law, shareholders are not obliged to make any capital contribution in excess of the subscription amount, which can under no circumstance be less than the par value per share.

Consolidation

With the approval by a Supermajority Vote, NLS can consolidate shares into shares with higher par value. A share consolidation involving NLS Preferred Shares or preferred participation certificates would require a vote by the respective share class in addition to a Supermajority Vote.

Splitting

With the approval of a Simple Majority Vote, NLS can split shares into shares with lower par value. A share splitting involving NLS Preferred Shares or preferred participation certificates would require a vote by the special meeting of the affected share class in addition to a Simple Majority Vote of the shareholders’ meeting.

Variation of Class Rights

With the approval of a Simple Majority Vote and a vote by the special meeting of holders of the affected preferred share class (Preferred Shares or Preferred Participation Certificates), NLS may vary certain voting or economic rights attached to either class of its shares, except that NLS may not by any corporate or shareholder action revoke those rights attaching to its shares which are irrevocable under Swiss law. Under Swiss law, certain rights, such as the dividend and liquidation rights of our shares, as well as the right to one vote for each share, are statutory in nature and cannot be revoked by the terms of our articles of association, a resolution of its shareholders of any share class or by any other corporate action. These rights may only be varied for the benefit of the holders of our shares, for instance to increase their dividend, liquidation or voting rights, with approval of a Simple Majority and a vote by the special meeting of holders of the affected preferred share class.

Pre-emptive Rights and Advance Subscription Rights

Pursuant to Swiss law, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed by a Supermajority Vote may authorize the NLS Board to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances. If pre-emptive rights are granted, but not exercised, the NLS Board may allocate the pre-emptive rights as it elects.

With respect to the capital band, the NLS Board is authorized by NLS’s articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to itself, in the event that the newly issued shares are used for a purpose set forth in its articles of association.

Form and Transfer of Shares

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of the CO) and, if and when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch).

If registered in our share register, a shareholder may at any time request from us a written confirmation with respect to such person’s shares. The shareholder has no right to request the printing and delivery of share certificates nor the conversion of NLS Common Shares issued in one form into another form. NLS, however, may issue certificates representing one or several shares at any time and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it. NLS may convert its shares from one form into another form at any time and without the approval of the shareholders. NLS shall bear the cost associated with any such conversion.

Transfer of Shares

Our Shares are in uncertificated form (Wertrechte) and therefore, may only be transferred by way of assignment. Our Shares or the beneficial interest in our Shares, as applicable, credited in an intermediated securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his, her or its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will, assuming the acquirer holds our shares as of the record date, still be entitled to dividends and other rights with financial value with respect to such shares.

Share Register

Until newly issued shares are registered with Nasdaq, NLS maintains a share register in which the owners of the newly issued shares are registered with name, address and in case of legal entities the company name and registered office of the owners, usufructuaries or nominees of the shares. In relation to NLS, only those shareholders registered in the share register are recognized as shareholders, usufructuaries or nominees. Pursuant to article 6 of the articles of association in connection with the organizational regulations, acquirers of NLS Common Shares are, upon request and presentation of evidence of the transfer, registered as shareholders with voting rights in the share register if they explicitly declare to hold NLS Common Shares in their own name and for their own account, to not be bound by an agreement that compels to return the shares, and to bear the economic risk of the shares.

In the invitation to the shareholder’s meeting, the NLS Board shall announce the record date for registration in the share register that is relevant with respect to the right to attend and vote.

NLS has the right to delete entries in the share register retroactively as of the date of the entry if the registration has been made on the basis of false information. We may give the relevant shareholder or nominee the opportunity, in advance, to be heard. The relevant shareholder or nominee is to be informed without delay about the deletion.

Our share register, in relation to shares registered with Nasdaq, is currently kept by VStock Transfer LLC, which acts as transfer agent and registrar. The share register maintained by VStock Transfer LLC reflects only record owners of our NLS Common Shares. NLS maintains a share register itself for all shares (including Preferred Participation Certificates) not registered with Nasdaq.

Shareholders’ Meeting

Meetings and Powers

The shareholders’ meeting is our supreme corporate body. Under Swiss law, an ordinary shareholders’ meeting must be called on an annual basis and we may hold extraordinary general meetings of shareholders in addition to any ordinary shareholders’ meeting. Under Swiss law and article 9 of the articles of association, an ordinary shareholders’ meeting must be held annually within six months after the end of NLS’s financial year (i.e., on or before the 30th day of June).

The following (non-exhaustive) powers are vested exclusively in the shareholders’ meeting:

•        adopting and amending our articles of association;

•        electing the members of the NLS Board, the chairman of the NLS Board, the members of the compensation, nomination and governance committee, the auditors and the independent proxy holder (a person annually elected by the shareholders’ meeting and who may represent our shareholders at a shareholders’ meeting as a proxy solicitor);

•        approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the NLS Board;

•        approving the compensation of members of the NLS Board and executive management, which under Swiss law is not necessarily limited to the executive officers;

•        discharging the members of the NLS Board and executive management from liability with respect to their tenure in the previous financial year;

•        dissolving NLS with or without liquidation; and

•        deciding matters reserved to the shareholders’ meeting by law or our articles of association or that are presented to it by the NLS Board.

An extraordinary shareholders’ meeting may be called by a resolution of the NLS Board or, under certain circumstances, by our auditor, liquidator or bondholder (or the representatives of convertible bondholders), if any. In addition, in accordance with Swiss law, the NLS Board is required to convene an extraordinary shareholders’ meeting of shareholders representing at least 5 percent of our share capital or votes request such shareholders’ meeting in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. According to Swiss law, if the most recent annual accounts indicate that the assets less the liabilities no longer cover half of the sum of the (i) share capital; (ii) statutory capital reserve not to be repaid to the shareholders; and (iii) statutory retained earnings, the NLS Board shall take measures to rectify the loss of capital. It shall take, where necessary, further measures to restructure the company or shall convene an extraordinary shareholders’ meeting to request the approval of such measures if they fall within the competence of the shareholders’ meeting.

The shareholders’ meeting will be chaired by the chairperson of the NLS Board, or, in his/her absence, by another member of the NLS Board as appointed by the NLS Board. If no member of the NLS Board is present, the shareholders’ meeting shall appoint the chairperson of the meeting.

Notice

Shareholders’ meetings must be convened by the NLS Board at least twenty days before the date of the meeting. The shareholders’ meeting is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. If NLS is aware of the names and addresses of all shareholders, shareholders may also be informed by letter, facsimile or electronic mail. The notice of a shareholders’ meeting must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. A resolution may not be passed at a shareholders’ meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary shareholders’ meeting, the initiating of a special investigation or the election of an external auditor upon request of a shareholder. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a shareholders’ meeting may be waived if all shareholders are present or represented at such meeting (Universalversammlung).

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent at least 0.5 percent of the share capital or votes, may request that an item be included in the agenda for a shareholders’ meeting. The shareholder’s request must be received by NLS at least 30 calendar days in advance of the meeting. The request must be made in writing and state the matters to be discussed and the motions to be brought before the general meeting of shareholders in accordance with article 9 of the articles of association.

In accordance with Swiss law, a business report, compensation report (as prepared by our NLS Board) and an auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the ordinary shareholders’ meeting. Shareholders of record are notified of this in writing.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the NLS Board) require a Simple Majority Vote, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by a Supermajority Vote is required for:

•        any amendment of the company’s objectives;

•        the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;

•        the introduction of shares with preferential voting rights;

•        any restriction on the transferability of registered shares;

•        creating of capital band or conditional share capital;

•        a capital increase funded by equity, against contributions in kind or for the purpose of funding acquisitions in kind and the granting of special privileges;

•        the conversion of participation certificates into shares;

•        any restriction or cancellation of the subscription right (i.e., pre-emptive rights);

•        the change of the currency of the company’s share capital;

•        the introduction of the casting vote of the chairperson in the general meeting;

•        a relocation of the seat (registered office) of the company;

•        the delisting of the company’s equity securities;

•        a provision in the articles of association concerning the holding of the general meeting abroad;

•        the introduction of an arbitration clause in the articles of association; and

•        the dissolution or liquidation of the company.

The same voting requirements apply to resolutions regarding transactions among companies based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a company). Such Federal Act is not applicable with regard to the Merger since the Merger occurs between the Merger Sub and Kadimastem, both companies incorporated under the laws of and domiciled in Israel.

In accordance with Swiss law, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. If a company requires an ordinary audit, which NLS does, the auditor must be present at such shareholders’ meeting, unless the shareholders’ meeting waives such attendance by unanimous decision of those present. To this extent, Swiss law varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Voting Rights

Each Common Share and/or Preferred Share entitles its holder to one vote in our shareholders’ meetings, irrespective of the par value of such share.

Our shares are not divisible. The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another’s property short of the destruction or waste of its substance), who are entered in our share register at cut-off date determined by the NLS Board, as authorized by our articles of association and Swiss law. Those entitled to vote in the shareholders’ meeting may be represented by (i) the independent proxy, who is elected annually by the shareholders’ meeting until the end of the following annual general meeting and may be re-elected; or (ii) a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. The chairperson of the NLS Board has the power to decide whether to recognize a power of attorney. If NLS does not have an independent proxy or is unable to attend, the NLS Board shall appoint the independent proxy for the next shareholders’ meeting.

Inspection of Books and Records

The annual report and the auditors’ report shall be made available for inspection by the shareholders at the latest 20 days prior to the annual general meeting. Each shareholder may demand an immediate delivery of these documents. The notice to the shareholders must refer to this right.

Under Swiss law, a shareholder may also, upon request submitted to NLS, inspect the minutes of shareholders’ meetings.

Under Swiss law, each shareholder may, at the shareholders’ meeting, request information from the NLS Board on the affairs of the company or from the external auditor on the methods and results of its audit. The NLS Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Under Swiss law, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Shareholders representing at least 5 percent of the share capital or votes have the right to inspect the company’s books and correspondence. The NLS Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Special Investigation

If the shareholders’ inspection and information rights, as outlined above, prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the shareholders’ meeting that specific facts be examined in a special investigation. If the shareholders’ meeting approves the proposal, any shareholder may, within 30 calendar days after the shareholders’ meeting, request a court in Zurich, Switzerland, where our registered office is located, to appoint an independent expert. If the shareholders’ meeting rejects the request, one or more shareholders representing at least 5 percent of the share capital or votes may within three months’ request that the court appoints an independent expert. The court will issue such an order if the petitioners can demonstrate that the NLS Board, any member of the NLS Board or our executive management infringed the law or our articles of association and thereby caused damages to NLS or our shareholders. If admitted, the costs of the investigation by such court would generally be allocated to NLS and only in exceptional cases to the petitioners.

Dividends and Other Distributions

General

Our NLS Board may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends. Dividend payments require a resolution passed by a Simple Majority. In addition, our auditor must confirm that the dividend proposal of our NLS Board conforms to Swiss statutory law and our articles of association.

Profit Distribution

Under Swiss law, we may pay dividends if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. The shareholders’ meeting may also resolve to pay an interim dividend based on an interim account. The external auditor must review the interim account before the shareholders’ meeting passes the resolution. The provisions governing dividends apply.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under Swiss law, 5 percent of the annual profit shall be assigned to the statutory retained earnings (gesetzliche Gewinnreserve). The statutory retained earnings (gesetzliche Gewinnreserve) shall be increased until, when taken together with the statutory capital reserve (gesetzliche Kapitalreserve), they reach one half of the share capital specified in the commercial register. Swiss law permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves which are not distributable.

Swiss law allows preferential dividend distribution rights based on the share class. Participation certificates may also carry preferential dividend rights. Within the same share class, shareholders must not receive differential dividend distribution rights. According to the articles of association, holders of Preferred Shares and holders of Preferred Participation Certificates have a preferred dividend distribution right.

Capital Reduction

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a Simple Majority Vote. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-in capital.

If the share capital is reduced, the NLS Board shall notify the creditors that they may request security by registering their claims. The notice must be published in the Swiss Official Gazette of Commerce. Applications to register claims must be made in writing, specifying the amount of and legal grounds for the claim. NLS must secure the creditors’ claims to the extent that the previous cover has been reduced by the capital reduction, provided the creditors request it to do so within 30 days of publication in the Swiss Official Gazette of Commerce. The obligation to secure claims lapses if NLS meets the claim or proves that there is no risk that the claim will not be met as a result of reducing the share capital. If the audit confirmation is available, it may be presumed that there is no risk that the claim will not be met.

Payment

Our NLS Board determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment; however, the shareholders, upon request of the NLS Board, may resolve at the shareholders’ meeting to defer the due date of the dividend payments (e.g., in quarterly or other installments).

For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, please see the section entitled “Tax Considerations — Swiss Tax Considerations.”

Board of Directors

General

Pursuant to Swiss law and according to our articles of association, the NLS Board shall consist of three or more members.

The members of our NLS Board are elected by the shareholders’ meeting for a term of one year. A year within the meaning of this provision is the period between two ordinary shareholders’ meetings. If a member of the NLS Board retires or is replaced, his/her successor is elected by the shareholders’ meeting. If the successor is elected at an extraordinary shareholders’ meeting, the term of office ends at completion of the subsequent ordinary shareholders’ meeting. Each member of our NLS Board must be elected individually.

Swiss law requires that any listed company exceeding two of the three thresholds specified in article 727 paragraph 1 no. 2 CO in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the executive management team. If a company fails to comply, it must be disclosed in the remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time per year. NLS currently does not meet these thresholds, however, it is already compliant with the regulation. Following the Merger, NLS will be compliant with this regulation.

Powers

Our NLS Board has the following non-delegable and inalienable powers and duties:

•        the overall management of the company and the issuing of all necessary directives;

•        determination of our appropriate management organization, including the power to define responsibilities and duties of our corporate bodies as well as our internal hierarchy;

•        the organization of the accounting, financial control and financial planning systems as required for management of the company;

•        the appointment and dismissal of persons entrusted with managing and representing the company;

•        overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•        compilation and issuance of an annual report, preparation for the general meeting and implementation of its resolutions;

•        notification to the court in the event that NLS is over-indebted; and

•        preparing the remuneration report.

According to article 17 of our articles of association, the NLS Board may assign the preparation and the implementation of its resolutions or the supervision of business transactions with regard to the non-transferable and inalienable duties to committees or individual members. In the event that the NLS Board assigns duties in accordance with our articles of association and Swiss law, the NLS Board shall design and implement reporting policies describing how such an assignment would be carried out by a committee or individual member.

Based on article 18 of our articles of association, our NLS Board may completely or partially delegate the power to manage the Company to one or more of its members (managing directors) or to third persons (managers).

Duties

A director of a Swiss company has a fiduciary duty to the company only. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the company take precedence over any interest possessed by a director or officer.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Under Swiss law, directors and executive management are personally liable to the company, to each shareholder and, in some circumstances, to the company’s creditors for damages caused by intentional or negligent violation of their duties. The burden of proof for a violation of these duties is with the company or with the shareholder bringing a suit against the director.

Indemnification of Directors and Executive Management

According to Swiss Law and our articles of association, the shareholders’ meeting has the authority to grant discharge to the members of the NLS Board from liability. The effect of the resolution of release (discharge) by the shareholders’ meeting is effective only for disclosed facts and only against the company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses twelve months after the resolution of release.

Under Swiss law, an indemnification of a member of the NLS Board or the executive management in relation to potential personal liability is not effective to the extent the member of the NLS Board or the executive management intentionally or gross negligently violated his or her corporate duties towards the company (certain views advocate that a negligent violation is sufficient to exclude the indemnification). Almost all violations of corporate law are regarded as violations of duties towards the company rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the company.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our NLS Board, executive officers, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our NLS Board and executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

Conflict of Interest, Management Transactions

Swiss law provides that the members of the NLS Board and the executive management shall inform the NLS Board immediately and comprehensively of any conflicts of interest affecting them. The NLS Board shall take the measures required to safeguard the company’s interests. Our directors and executive officers are personally liable to us for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in NLS’s management are liable to us, each shareholder and our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the NLS’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to NLS if such shareholder or director acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, our shareholders must annually approve the compensation of the NLS Board and the persons whom the NLS Board has, fully or partially, entrusted with the management of NLS. The NLS Board must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by NLS, directly or indirectly, to current or former members of the NLS Board and executive management to the extent related to their former role within NLS or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the NLS Board and the executive management as well as the particular amount for each member of NLS Board and executive management, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our NLS Board and executive management, such as:

•        severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•        advance compensation;

•        compensation paid on conditions other than the customary market conditions connected with a previous activity as a corporate body of NLS;

•        compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;

•        joining bonuses that do not compensate for a verifiable financial disadvantage;

•        incentive fees for the acquisition or transfer of companies or parts thereof by NLS or by companies being, directly or indirectly, controlled by us;

•        loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•        equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the NLS Board and executive management for activities in entities that are, directly or indirectly, controlled by us is prohibited if the compensation (i) would have been prohibited if it was paid directly by NLS, (ii) is not provided for in the articles of association or (iii) has not been approved by the shareholders’ meeting.

The shareholders’ meeting votes on the compensation received directly or indirectly by the NLS Board, the executive management and the advisory board. The shareholders’ meeting must vote annually on the compensation of its NLS Board, executive management and the advisory board, and accordingly, at such a meeting, the vote of the shareholders’ meeting shall have a binding effect.

In the event that the shareholders’ meeting votes prospectively on the compensation of the executive management, the articles of association may provide for an additional amount for the compensation of the members of the executive management appointed after the vote.

The additional amount may only be used if the total amount of the compensation of the executive management decided by the shareholders’ meeting is not sufficient for the compensation of the new members until the next vote of the shareholders’ meeting.

The shareholders’ meeting shall not vote on the additional amount of compensation.

Compulsory Acquisitions; Appraisal Rights

Mergers and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires a Supermajority Vote.

If a transaction under the Swiss Merger Act receives all of the necessary consents, there are no appraisal rights and all shareholders are compelled to participate.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). Following a statutory merger or demerger, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of “all or substantially all of our assets” (faktische Liquidation) by us may require a Supermajority Vote. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•        a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•        our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

•        the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our business.

Takeover Regulation and Mandatory Bids

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our NLS Board, and no approval by the shareholders is required in relation to any such borrowing.

Debt Securities

Not applicable.

Warrants and Rights

The Company has warrants that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Company issued 131,629 of such warrants in February 2021 in conjunction with its initial public offering. The warrants entitle the registered holder to purchase NLS Common Shares at a price equal to $4.15 per share, subject to adjustment as discussed below, immediately following the issuance of such warrants and terminating at 5:00 p.m., New York City time, five years after their issuance.

The exercise price and number of NLS Common Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. Except by virtue of such holder’s ownership of NLS Common Shares, the holder of warrants does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such warrant.

The warrants were issued in registered form under a warrant agency agreement between a warrant agent, VStock Transfer LLC, and us. The warrants were initially being represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Nonresident or Foreign Owners

Swiss law and NLS’s articles of association do not impose any specific limitations on owners of our shares who do not reside in Switzerland to hold or vote their shares in NLS.

Exchange Controls

Other than sanctions against specific countries, individuals, and organizations, there are currently no governmental laws, decrees, regulations or other legislation in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of our shares.

Duration and Liquidation

Under Swiss law, unless the duration of a company is limited by its articles of association, a company may be dissolved at any time by way of liquidation, or, in the case of a merger with the Swiss Merger Act (Fusionsgesetz), based on a resolution of a shareholders’ meeting, which must be passed by a majority as provided by Swiss law or the relevant company’s articles of association, as the case may be. The articles of association do not limit the duration of NLS and provide that the majority required for the shareholders’ meeting to resolve on the liquidation of NLS is a Supermajority Vote.

Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital so request for important reasons. Under Swiss law, any surplus arising out of a liquidation (after settlement of all the claims of the company’s creditors) is distributed in proportion to the paid-up par value of shares held. This surplus is subject to Swiss federal withholding tax, except if paid out of reserves from qualifying capital contributions (Reserven aus Kapitaleinlagen).

A dissolution and winding up of a Swiss company requires a Supermajority Vote. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the NLS Board, any committee chairperson or the non-management directors as a group by writing to the NLS Board or committee chairperson in care of NLS Pharmaceutics Ltd. at The Circle 6, 8058 Zurich, Switzerland. Following the Merger, such communications should be sent in care of NLS Pharmaceutics Ltd. at The Circle 6, 8058 Zurich, Switzerland, and its telephone number is +41.44.512.2150. Each communication will be forwarded, depending on the subject matter, to the NLS Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Certain legal matters concerning this proxy statement/prospectus will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to Swiss law will be passed upon for us by Baker McKenzie Switzerland AG, Zurich, Switzerland. Certain legal matters with respect to Kadimastem and Israeli law will be passed upon for us by Pearl Cohen Zedek Latzer Baratz LLP.

EXPERTS

The financial statements of NLS Pharmaceutics Ltd. as of December 31, 2023 and for each of the two years in the period ended December 31, 2023 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to NLS’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of NLS Pharmaceutics Ltd. included in this proxy statement/prospectus for the year ended December 31, 2024 have been so included in reliance on the report (which contains an explanatory paragraph relating to NLS’s ability to continue as a going concern as described in Note 1 to the financial statements) of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Kadimastem Ltd. as of December 31, 2024 and for each of the three years in the period ended December 31, 2024 included in this proxy statement/prospectus, have been audited by Kost Forer Gabbay & Kasierer, a Member of EY Global, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Kadimastem Ltd.’s ability to continue as a going concern as described in Note 1B to the financial statements) and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, NLS and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of NLS’s annual report to shareholders and NLS’s proxy statement. Upon written or oral request, NLS will deliver a separate copy of the annual report to any shareholder and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may request that NLS deliver single copies of such documents in the future. Shareholders may notify NLS of their requests by calling or writing NLS at its principal executive offices at NLS Pharmaceutics Ltd., The Circle 6, 8058 Zurich, Switzerland and its telephone number +41.44.512.2150. Following the Merger, such requests should be made by calling or writing to NLS Pharmaceutics Ltd., The Circle 6, 8058 Zurich, Switzerland and its telephone number +41.44.512.2150.

SOLICITATION OF PROXIES

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. Shareholders entitled to vote in the NLS Meeting may be represented by the independent proxy or a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. Proxies may be solicited by mail, e-mail, internet or in person.

KBT Treuhand AG acts as independent proxy in the NLS Meeting. The independent proxy will be physically present at the NLS Meeting to vote on behalf of the shareholders who issued instructions to him. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than September 25, 2025, (received by 11:59 pm EST).

If a shareholder opts to be represented by another registered shareholder or a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of the designated representative. Such designated representative may only cast a shareholder’s vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the registered shareholder or third party as its designated representative.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting. A shareholder may also change its vote by entering a new vote by Internet, submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

SHAREHOLDER PROPOSALS

Following completion of the Merger, NLS is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, NLS will be exempt from certain rules under the Exchange Act that would otherwise apply if NLS were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or extraordinary general meetings of its security holders. For more information, see “Matters Being Submitted To A Vote Of NLS Shareholders.”

ENFORCEABILITY OF CIVIL LIABILITY

Enforceability of civil liability of NLS, its directors and executive officers

We are incorporated under the laws of Switzerland and our registered office and domicile is located in Kloten (Zurich), Switzerland. Moreover, a majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•        the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•        the judgment of such non-Swiss court has become final or non-appealable by ordinary appeal;

•        the judgment does not contravene Swiss public policy;

•        the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•        no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Enforceability of civil liability of Kadimastem’s directors and executive officers

Kadimastem is incorporated under the laws of the State of Israel. Service of process upon us and upon Kadimastem’s directors and officers named in this proxy statement/prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of Kadimastem’s assets and substantially all of its directors and officers are located outside the United States, any judgment obtained in the United States against Kadimastem or any of its directors and officers may not be collectible within the United States.

It may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•        the judgment is capable of being executed in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates. In addition, there is no bilateral treaty between Israel and the United States for the enforcement of civil judgments.

TRANSFER AGENT AND REGISTRAR

NLS’s share register is currently kept by VStock Transfer LLC, which acts as transfer agent and registrar. The share register reflects only record owners of the NLS Common Shares.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus does not contain all of the information concerning NLS contained in the registration statement. The rules and regulations of the SEC allow NLS to omit certain information from this proxy statement/prospectus that is included in the registration statement. Statements made in this proxy statement/prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. Each statement in this proxy statement/prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. NLS’s filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

NLS is subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, NLS is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, NLS is not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, NLS files with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

NLS maintains a corporate website at https://nlspharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to NLS has been supplied by NLS and all information contained in this document relating to Kadimastem has been supplied by Kadimastem. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Merger, you should contact via phone or in writing:

NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150
Attn: Alexander Zwyer, acz@nls-pharma.com

If you are a shareholder of NLS and would like to request documents, please do so by September 15, 2025 to receive them before the NLS Meeting. If you request any documents from NLS, NLS will mail them to you by first class mail, or another equally prompt means.

Neither NLS, nor Kadimastem has authorized anyone to give any information or make any representation about the Merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

BY AND AMONG

NLS Pharmaceutics LTD.

NLS PHARMACEUTICS (ISRAEL) LTD.

and

KADIMASTEM LTD.

DATED AS OF NOVEMBER 4, 2024

CONTENTS

Annex A Page Nos.
Article I THE MERGER
1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Articles of Association	A-2
1.5	Effects of the Merger	A-2
1.6	Officers and Directors	A-2
Article II EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1	Effect on Securities	A-3
2.2	Exchange Procedures	A-4
2.3	Equity Awards and Warrants	A-6
2.4	Withholding	A-6

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organizational and Qualification; Subsidiaries; Investments.	A-8
3.2	Capitalization Of the Company and Its Subsidiaries	A-8
3.3	Authority Relative to This Agreement; Recommendation.	A-10
3.4	Israeli Securities Filings; Financial Statements.	A-10
3.5	Information Supplied	A-11
3.6	Consents and Approvals; No Violations	A-11
3.7	No Default	A-12
3.8	No Undisclosed Liabilities; Absence of Changes	A-12
3.9	Litigation	A-12
3.10	Compliance With Applicable Law	A-13
3.11	Environmental Laws and Regulations	A-14
3.12	Taxes	A-14
3.13	Intellectual Property	A-16
3.14	Insurance	A-17
3.15	Certain Business Practices	A-17
3.16	Tangible Personal Property; Title; Sufficiency of Assets	A-19
3.17	Material Contracts	A-19
3.18	Grants, Incentives and Subsidies	A-20
3.19	Affiliates; Transactions with Affiliates.	A-20
3.20	Brokers	A-20
3.21	Employee Benefits	A-20
3.22	Labor and Employment Matters	A-21
3.23	Indebtedness	A-21
3.24	Real Property	A-22
3.25	Anti-Takeover Statutes	A-22
3.26	No Other Representations	A-22

Annex A-i

Annex A Page Nos.
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

4.1	Organization and Qualification; Subsidiaries	A-22
4.2	Capitalization of Parent and Merger Sub	A-23
4.3	Authority Relative to This Agreement; Recommendation	A-23
4.4	SEC Reports; Financial Statements	A-24
4.5	Information Supplied	A-25
4.6	Consents and Approvals; No Violations	A-25
4.7	No Default	A-26
4.8	No Undisclosed Liabilities	A-26
4.9	Litigation	A-26
4.10	Compliance with Applicable Law	A-27
4.11	Brokers	A-28
4.12	Ownership of Stock in the Company and its Subsidiaries	A-28
4.13	Taxes	A-28
4.14	Valid Issuance	A-29
4.15	Insurance	A-29
4.16	Certain Business Practices	A-29
4.17	Material Contracts	A-30
4.18	Employee Benefits	A-31
4.19	Indebtedness	A-31
4.20	Real Property	A-31
4.21	No Other Representations	A-31

Article V COVENANTS

5.1	Conduct of Business by the Parent and Merger Sub	A-31
5.2	Conduct of Business by the Company	A-33
5.3	Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus	A-35
5.4	Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger	A-36
5.5	Stock Exchange Listings; Delisting.	A-37
5.6	Appropriate Action; Consents; Filings.	A-38
5.7	Access to Information; Confidentiality.	A-40
5.8	Public Announcements.	A-41
5.9	Indemnification and Directors’ and Officers’ Insurance.	A-41
5.10	Notification of Certain Matters.	A-41
5.11	Affiliates; Tax Rulings.	A-42
5.12	Director Resignations.	A-43
5.13	Israeli Securities Authority Approval.	A-43
5.14	Sale of Legacy Assets.	A-44
5.15	Merger Sub.	A-44
5.16	Parent Board Designee.	A-44
5.17	No Solicitation by Parent.	A-45

Article VI CONDITIONS TO CONSUMATION OF THE MERGER

6.1	Conditions to Each Party’s Obligations to Effect the Merger	A-47
6.2	Conditions to the Obligations of the Company	A-48
6.3	Conditions to the Obligations of the Parent and Merger Sub	A-49

Annex A-ii

Annex A Page Nos.
Article VII Termination

7.1	Termination	A-50
7.2	Effect of Termination	A-51
7.3	Fees and Expenses	A-51

Article VIII MISCELLANEOUS

8.1	Non-Survival of Representations and Warranties	A-52
8.2	Amendment	A-52
8.3	Extension; Waiver	A-52
8.4	Entire Agreement; Assignment	A-52
8.5	Validity	A-52
8.6	Notices	A-52
8.7	Governing Law and Venue; Waiver of Jury Trial	A-53
8.8	Descriptive Headings	A-53
8.9	Parties in Interest	A-53
8.10	Certain Definitions	A-53
8.11	Specific Performance	A-61
8.12	Interpretation	A-62
8.13	Disclosure Schedules	A-62
8.14	Counterparts	A-62

Annex A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”), dated as of November 4, 2024 (the “Signing Date”), is by and among KADIMASTEM LTD., an Israeli publicly traded company limited by shares (the “Company”), NLS PHARMACEUTICS LTD., a corporation incorporated under the laws of Switzerland (the “Parent”), NLS PHARMACEUTICS (ISRAEL) LTD., an Israeli company and a wholly owned subsidiary of Parent (the “Merger Sub”). Terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.10 of this Agreement.

RECITALS

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), Merger Sub (the “Merger Sub Board”) and the Company (the “Company Board”) have approved, and declared advisable, fair to and in the best interests of such entity and its respective shareholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314 – 327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, following the Closing, Parent shall diligently work to dispose of the Legacy Assets and Legacy Liabilities (the “Legacy Sale”);

WHEREAS, in connection with the Merger and the Legacy Sale, (i) each shareholder of the Parent as of immediately prior to the Effective Time shall be entitled to receive one (1) contingent value right (“CVR”) per share of Parent Common Stock held by such shareholder, which shall represent the right to receive contingent payments in cash, subject to any applicable withholding of Taxes and without interest, of the net proceeds resulting from the Legacy Sale, subject to and in accordance with the terms and conditions of the CVR Agreement, and (ii) each holder of an outstanding warrant to purchase shares of Parent Common Stock (collectively, the “Warrant Holders”) as of immediately prior to the Effective Time shall be entitled to receive one (1) CVR per share of Parent Common Stock acquirable upon complete exercise of such warrant;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company or the Merger Sub to their respective creditors;

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company, representing at least 40% of the shares of the Company entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transactions contemplated herein (the “Company Voting Agreements”);

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Parent, representing at least 40% of the shares of the Parent entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transaction contemplated herein (the “Parent Voting Agreements”);

WHEREAS, the Company will apply for a tax ruling pursuant to Section 103K of the Ordinance so that the Merger will be treated as tax-free under the Ordinance;

WHEREAS, each of the Company Board and the Parent Board intends to recommend that the shareholders of the Company and Parent, respectively, approve and adopt this Agreement and the Merger;

WHEREAS, each of Parent, Merger Sub and the Company wish hereby to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

Annex A-1

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

AGREEMENT

Article I
THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the ICL, Merger Sub (as the target company (Chevrat HaYaad)) shall be merged with and into the Company (as an absorbing company (HaChevra HaKoletet)). Following the Merger, the Company (a) shall continue as the surviving corporation (the “Surviving Corporation”), while the separate corporate existence of Merger Sub shall cease; (b) shall be governed by the laws of the State of Israel; (c) shall maintain a registered office in the State of Israel; and (d) shall succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the Parties, which shall be no later than the second Business Day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), remotely by exchange of documents and signatures via Electronic Delivery, unless another time, date or place is agreed to in writing by the Parties hereto.

1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4 Articles of Association. The articles of association of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit A.

1.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Parent, Merger Sub, and Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger in accordance with the ICL.

1.6 Officers and Directors. The officers of the Surviving Corporation immediately at the Closing shall be the officers of the Company, in each case until their respective successors are duly appointed or until their earlier death, resignation or removal.

Annex A-2

Article II
EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1 Effect on Securities.

2.1.0 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest; provided, however, notwithstanding anything to the contrary contained herein or in any other Transaction Agreement, and regardless of the calculations set forth in Exhibit C attached hereto, in the event that the Closing Indebtedness is greater than $0 and/or the Closing Cash is less than $600,000, the resulting number of shares of Parent Common Stock issued as Merger Consideration shall not exceed the product of (i) the number of shares of Parent Common Stock issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

(b) Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Shares), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to provide the holders of the Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

(c) Each Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1.0(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented such Shares, shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(d) At the Effective Time, each Share held as of immediately prior to the Effective Time by the Company (dormant or otherwise) shall be automatically cancelled and retired and shall cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

(e) Parent Common Stock issued in exchange for Section 102 Shares and Section 102 Non Trustee Shares shall be issued to the 102 Trustee on behalf of the beneficial holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plans.

(f) The Parent Common Stock issued as Merger Consideration shall be, upon effectiveness of the F-4, fully registered and freely tradable, and not subject to any lock-up or other similar restrictions.

2.1.1 Conversion of Merger Sub Share Capital. At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any shareholder of Parent, the Company or Merger Sub, each outstanding ordinary share of Merger Sub shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

2.1.2 No Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of shares of Parent Common Stock to be issued to the holder of Shares who would otherwise be entitled to receive a fraction of Parent Common Stock (after aggregating all fractional Parent Common Stock issuable to such holder).

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2.1.3 Estimated Closing Statement.

(a) Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement certified by the Company’s chief executive officer (the “Company Estimated Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Company Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof.

(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, and (c) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness and Closing Cash and the Company’s estimate of Company Closing Cash set forth in the Company Estimated Closing Statement, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company. Promptly after delivering the Parent Estimated Closing Statement to the Company, Parent will meet with the Company to review and discuss the Parent Estimated Closing Statement and Parent will consider in good faith the Company’s comments to the Parent Estimated Closing Statement and make any appropriate adjustments to the Parent Estimated Closing Statement prior to the Closing, as mutually approved by Parent and the Company both acting reasonably and in good faith, which adjusted Parent Estimated Closing Statement shall thereafter become the Parent Estimated Closing Statement for all purposes of this Agreement. The Parent Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with U.S. GAAP or other applicable accounting principles and otherwise in accordance with this Agreement. The Parent Estimated Closing Statement will also include with respect to Closing Indebtedness the amount owed to each creditor of Parent and, with respect to any Closing Indebtedness that the Company and Parent agree to satisfy at the Closing, payment instructions, together with payoff and lien release letters from Parent’s creditors in form and substance reasonably acceptable to the Company.

2.2 Exchange Procedures.

2.2.0 Designation of Exchange Agent and Information Agent; Deposit of Exchange Fund. Prior to or at the Closing, Parent shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent” and “Israeli Sub-Agent”, respectively) and enter into an exchange agreement, in a form reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 2.1 above. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Shares (excluding Section 102 Shares and Section 102 Non Trustee Shares, in respect of which the Parent Common Stock shall be issued directly to the 102 Trustee) for exchange in accordance with this Article 2 through the Exchange Agent, the full number of shares of Parent Common Stock, which shall be in uncertificated book-entry form, issuable pursuant to Section 2.1 above in exchange for outstanding Shares (such shares of Parent Common Stock hereinafter referred to as the “Exchange Fund”), in exchange for outstanding Company Shares. In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1 above, Parent shall promptly deposit, or cause to be deposited, additional shares with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1 or Section 2.2.5.

2.2.1 Exchange Procedures with Respect to Shares. As soon as reasonably practicable after the Effective Time (but not later than three Business Days thereafter), Parent shall direct the Exchange Agent to deliver to a bank or trust company or other nominee appointed by the Company and reasonably acceptable to Parent (the “Coordinator”) the number of shares of Parent Common Stock to which the holders of record of Shares as of immediately prior to the Effective Time become entitled to receive pursuant to Section 2.1.1 above (other than holders of Section 102 Shares and Section 102 Non Trustee Shares, which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Section 2.2.5 below and not this Section 2.2.2). Promptly following the Effective Time, the Coordinator shall mail to each holder of Shares instructions for use in effecting the surrender of the Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article 2. Upon surrender of Shares for cancellation to the Exchange Agent or the Coordinator, together with any letter of transmittal duly executed, as may be required by the Exchange Agent and/or the Coordinator, and any other forms or certificates

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required under Applicable Law, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of this Article 2, and Shares so surrendered shall forthwith be canceled; provided, however, that any Merger Consideration payable to holders of Section 102 Shares and Section 102 Non Trustee Shares shall be paid, deposited or issued to the 102 Trustee on behalf of such holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plan, to be disbursed to the applicable holders in accordance with the provisions of Section 102 and the Options Tax Ruling.

2.2.2 For Book-Entry Shares, upon receipt by the Exchange Agent of a letter of transmittal, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1.1 and Section 2.1. and the Book-Entry Shares so exchanged shall be forthwith canceled; provided, however, no later than 10 days prior to the Closing, the Company and Parent shall reconfirm the exchange procedures set forth herein or revise them by mutual consent in collaboration with the Exchange Agent and the Coordinator.

2.2.3 If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that the Book-Entry Share so surrendered shall be in proper form for transfer to a Person other than the registered holder of such Book-Entry Share surrendered.

2.2.4 Until surrendered, as contemplated by this Section 2.2, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender shares of Parent Common Stock that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1.1 and Section 2.1.3. The Exchange Agent shall accept such Book-Entry Shares and make such payments and deliveries with respect to such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices, and may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall cause the Exchange Agent to accept such transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Notwithstanding anything to the contrary in this Section 2.2.2, any Merger Consideration payable in respect of Section 102 Shares and Section 102 Non Trustee Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.2.2(d).

2.2.5 Notwithstanding anything to the contrary in this Agreement, any consideration that is paid or issued to holders of Section 102 Shares and Section 102 Non Trustee Shares, shall be paid, deposited, or issued to the 102 Trustee under the Assumed Company Plan, on behalf of holders of Section 102 Shares and Section 102 Non Trustee Shares, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable).

2.2.6 Full Discharge. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by Parent. If, after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II,.

2.2.7 No Liability. The rights of a holder of Shares to receive Parent Common Stock upon surrender of the Shares shall expire on the 18-month anniversary of the Closing. Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for any shares of Parent Common Stock (or dividends or distributions, if any, with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Applicable Law.

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2.2.8 Further Actions. If, at or prior to the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement, the directors and officers of the Company, Parent and Merger Sub shall have the authority to take all such lawful and necessary action.

2.3 Equity Awards and Warrants.

2.3.0 At the Effective Time, each Company Equity Award issued and outstanding, whether vested or unvested, shall be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 2.3 (the “Assumed Awards”). All plans, agreements or arrangements described above pursuant to which any Company Equity Award has been issued and/or may be issued are referred to collectively as the “Company Plans.” Subject to the terms of the relevant Company Equity Award, each Company Equity Award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such Company Equity Award, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded down to the nearest whole share) that the holder of such Company Equity Award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Shares immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Equity Award, divided by (y) the Exchange Ratio. All restrictions on the exercise of the Assumed Awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the Assumed Awards shall otherwise remain unchanged.

2.3.1 Prior to the Effective Time, the Company shall cause to be delivered to the holders of Assumed Awards appropriate notices setting forth such holders’ rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Assumed Awards shall continue in effect on the same terms and conditions after giving effect to the Merger. At the Effective Time, Parent shall assume the Company Plans (which following assumption shall be referred to herein as the “Assumed Company Plans”). Promptly following the Effective Time, Parent shall file each Assumed Company Plan with the ITA as required by Applicable Law.

2.3.2 Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Assumed Awards. Promptly following the Effective Time, and in any case no later than 20 Business Days following the Effective Time, Parent shall prepare and file a registration statement on Form S-8 with respect to the Assumed Company Plans and the shares of Parent Common Stock subject to any Assumed Awards. Parent shall use all reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Awards remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. If so required, Parent shall cooperate with the Company by taking all action reasonably required in order to obtain an ISA Exemption (defined below).

2.3.3 At or before the Effective Time, the Company shall, to the extent reasonably requested, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 2.3, provided that such amendments would not adversely impact any of the rights granted to Company optionees under such Company Plans.

2.4 Withholding.

2.4.0 Parent, Merger Sub, the Surviving Corporation, the 102 Trustee, the Exchange Agent and their third-party agents (each, a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of Parent Common Stock or otherwise) pursuant to this Agreement, including by way of a sale of a portion of the Parent Common Stock in the stock exchange, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the Ordinance, Code, Swiss laws (including Swiss withholding tax act), or any provision of state or any other Applicable Law relating to Taxes as determined by the Parent. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made, and (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

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2.4.1 Notwithstanding the provisions of Section 2.4.0, but subject to the provisions of the Tax Rulings, with respect to Israeli Taxes, and in accordance with the Israeli Sub-Agent undertaking provided prior to Closing by the Israeli Sub-Agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any payment payable pursuant to this Agreement to any payee (other than holders of Section 102 Awards, Section 3(i) Options, and any other Merger Consideration issuable to payment recipients, which shall be delivered to the Section 102 Trustee or the 103K Trustee, as applicable), shall be paid to and retained by the Exchange Agent, in each case for the benefit of such payment recipient for a period of 180 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time unless requested otherwise by the ITA, no payments shall be made by the Exchange Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments or other consideration deliverable pursuant to this Agreement, except as provided below and during which time each payment recipient may obtain a Valid Tax Certificate. If a payment recipient delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Exchange Agent, determining tax liability, such shareholder shall transfer the tax liability amount to the Exchange Agent, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the applicable Merger Consideration shall be paid and issued to such person. If any payment recipient either (a) does not provide the Exchange Agent with a Valid Tax Certificate by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request to the Exchange Agent to release his, her or its portion of the Merger Consideration payable or otherwise deliverable prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three Business Days before such time, then the Exchange Agent will transfer the applicable Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfaction of the Parent or the Israeli Sub-Agent or the payment to the Israeli Sub-Agent of the withholding tax amount by the payment recipient. To the extent the Exchange Agent and/or the Israeli Sub-Agent withholds any amounts with respect to Israeli Taxes, any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable payment recipient. If the applicable payment recipient does not satisfy his Israeli Tax obligation to the satisfaction of Parent or the Israeli Sub-Agent prior to the Withholding Drop Date, the Exchange Agent or the Israeli Sub-Agent will: (i) to the extent applicable, sell a portion of the Parent Common Stock applicable to such payment recipient in the stock exchange, in order to allow the payment of any Israeli Taxes as shall be determined by the Israeli Sub-Agent, and transfer the balance to the applicable payment recipient; or (ii) at Parent’s option, which cannot be exercised prior to three Business Days prior to the Withholding Drop Date and subject to the provisions of the Tax Rulings, if obtained and as applicable, deliver such Merger Consideration back to the Parent, to be paid and issued by the Parent to the applicable payment recipient only following full satisfaction of Israeli Taxes to the Parent’s or the Israeli Sub-Agent’s sole satisfaction.

2.4.2 In the event that a Payor receives a written demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA prior to the Withholding Drop Date, (a) such Payor will notify such payee, in writing, of such withholding reasonably promptly after receipt of such demand, and provide such payee with reasonable time (which shall not be less than 30 days, unless otherwise required by the ITA or any Applicable Law, including the Ordinance, as determined by Payor at its reasonable discretion) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling, or confirmation from the ITA; and (b) to the extent that any such certificate, ruling, or confirmation is not provided by such payee to the Payor prior to the time required by the ITA or under any Applicable Law, the Exchange Agent shall deliver the applicable portion of the Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfactory of Parent or the payment to Parent of the withholding tax amount by the payment recipient, including any interest, indexation and fines required by the ITA in respect thereof.

2.4.3 Notwithstanding anything to the contrary in this Agreement, the Exchange Agent, the Israeli Sub-Agent and the trustee appointed under the 103K Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of such Tax Rulings, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such Tax Rulings, as the case may be.

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Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as expressly disclosed in any documents filed or furnished by the Company with the ISA and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

3.1 Organizational and Qualification; Subsidiaries; Investments. The Company is duly organized and validly existing under the Applicable Laws of Israel and is not a “defaulting company” as such term is defined in the ICL. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is duly qualified to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Company. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

3.1.1 Section 3.1.1 of the Company Disclosure Schedule sets forth a true and complete list of all the Company’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Company’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 3.1.1 of the Company Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Company’s Subsidiaries or shares of the Company’s Subsidiaries reserved for issuance. Each of the Company’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Company’s interests in its Subsidiaries, and except as set forth in Section 3.1.1 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Company are in full force and effect.

3.1.2 Section 3.1.2 of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company or its Subsidiaries have employees or facilities. Each of the Company and its Subsidiaries is duly qualified or licensed and, to the extent such concept exists under Applicable Law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.2 Capitalization Of the Company and Its Subsidiaries.

3.2.0 The authorized share capital of the Company consists of 15,000,000 Shares, of which, as of September 27, 2024 (the “Measurement Date”), 4,193,689 Shares were issued and outstanding. None of the Shares are held by a Subsidiary of the Company. Between the Measurement Date and the date hereof, except as disclosed in Section 3.2.0

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of the Company Disclosure Schedule, no Shares have been issued (other than Shares issuable upon the exercise of existing Company Equity Awards) and no Company Equity Awards have been granted. All of the outstanding Shares have been (and all Shares which may be issued pursuant to the Company Plans when issued in accordance with the terms thereof will be) validly issued, fully paid, nonassessable and free of preemptive rights. As of the Measurement Date, 2,784,188 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Equity Awards. Each Company Equity Award was granted in compliance with all Applicable Laws and all of the terms and conditions of the Company Plans. Except as set forth above and as disclosed in Section 3.2.0 of the Company Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities or Capital Stock of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) options, preemptive or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (collectively “Company Securities”). There are no outstanding rights or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except for the Company Voting Agreements and as set forth in Section 3.2.0(iii) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary of the Company is bound relating to the voting or registration of any shares of Capital Stock of the Company or any of its Subsidiaries.

3.2.1 All of the outstanding Capital Stock of the Company’s Subsidiaries owned by the Company have been duly authorized, validly issued and are fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction on the right to vote or sell the same, other than restrictions on transfer under applicable securities laws. Except as disclosed in Section 3.2.1 of the Company Disclosure Schedule, there are no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, options or other rights to acquire from the Company or any of its Subsidiaries, any Capital Stock or other ownership interests in or any other securities of any Subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such Capital Stock. There are no outstanding contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of Capital Stock or other ownership interests in any Subsidiary of the Company.

3.2.2 Section 3.2.2 of the Company Disclosure Schedule sets forth a complete and correct list (the “Awards Schedule”) of all Awards outstanding as of the date hereof, which list includes, with respect to each outstanding Award: (i) the name of the holder of such Award; (ii) the service relationship of such Award holder at the time of grant (i.e., director, employee, independent contractor, or consultant of the Company or any of its Subsidiaries); (iii) the status of such Award holder (i.e., active or terminated); (iv) the number of Shares underlying such Award; (v) the grant date of such Award, (vi) the classification of such Award as Section 3(i) Options, Section 102 Awards, Section 102 Non Trustee Awards, Section 102 Shares, Section 102 Non Trustee Shares, etc.; (vii) the vesting schedule (including any accelerated vesting provisions and a description of the acceleration triggers) and vesting status with respect to such Award; (viii) the exercise price or repurchase price of such Award; (ix) the expiration date of such Award; and (x) whether the Award permits early exercise. Except as otherwise set forth in the Awards Schedule, no vesting schedule of any Award or any similar security issued by the Company or any of its Subsidiaries shall accelerate as a consequence of the Merger, or a termination of employment or services, either alone or in combination with any other event. All Awards have been documented with the Company’s standard form of agreement or award document, complete and correct copies of which have been made available to Parent. Except as set forth in Section 3.2.2 of the Company Disclosure Schedule, each Award (A) issued to individuals who are U.S. tax payers has an exercise price per Share equal to or greater than the fair market value of an Share at the close of business on the date of such grant, (B) has a grant date identical to the date on which the Company’s board of directors actually awarded such Award, (C) qualifies for the tax and accounting treatment afforded to such Award in the Company’s Tax Returns and the Company’s financial statements, respectively, (D) with respect to Award issued to individuals who are U.S. tax payers, does not trigger any Liability for the holder thereof under Section 409A of the Code, and (E) may be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of such Award and Section 2.3 hereof. The Company has the requisite authority under the terms of the 102 Plans and any other applicable Contract to take the actions

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contemplated in this Agreement with respect to any adjustment, amendment, or cancellation of the terms of its Awards, and such adjustments, amendments, and cancellations will, as of the Closing, be binding on the holders of Awards purported to be covered thereby.

3.2.3 There is no prohibition or impediment in any Company Plan that would prevent the assumption of such Company Plan by Parent in connection with the transactions contemplated herein.

3.3 Authority Relative to This Agreement; Recommendation.

3.3.0 The Company has all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.2, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and as of the Closing, by the Company’s shareholders in accordance with the ICL and the Articles of Association of the Company, and no other corporate or similar proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 3.3.0 of the Company Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Company is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by the Company and constitutes, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

3.3.1 Without limiting the generality of the foregoing, the Company Board (i) has unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Company Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Company Recommendation.

3.3.2 The approval of the Company and Company’s shareholders as approved in the Company Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of the Company required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

3.4 Israeli Securities Filings; Financial Statements.

3.4.0 The Company has filed all forms, reports and documents with the ISA and the Tel-Aviv Stock Exchange (the “TASE”) required to be filed under Applicable Law or the rules and regulations of TASE (such forms, reports and documents, collectively, the “Company Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of applicable ISL and the rules of the TASE as in effect on the dates such forms, reports and documents were filed. None of such Company Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company Securities Filing filed subsequently and prior to the date hereof. All of the Company Financial Statements comply, as of their respective dates of filing with the ISA, in all material respects with the applicable accounting requirements and the rules and regulations of the ISA and TASE with respect thereto, were prepared in accordance with IFRS and the applicable accounting requirements of the ISA as each was in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Company, no circumstance exists that would be reasonably expected to require, the Company to restate any of the Company Financial Statements.

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3.4.1 The Company has heretofore made available, and hereafter will promptly make available to Parent, a complete and correct copy of any material amendments or modifications that are required to be filed with the ISA, but have not yet been filed with the ISA, to agreements, documents or other instruments that previously had been filed by the Company with the ISA.

3.4.2 Other than in connection with this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is now, nor has it been at any time subject to any filing requirements under the Securities Act relating to an offering of securities by the Company or the periodic reporting requirements under the Exchange Act or the rules and regulations promulgated thereunder or securities laws of any jurisdiction other than Israel.

3.4.3 All share registers required to be kept by or on behalf of the Company or any of its Subsidiaries under the provisions of any Applicable Law are true, complete, and accurate in all material respects. All returns, particulars, resolutions, reports and other documents required to be filed with or delivered to any Governmental Entity in respect of the Company or its Subsidiaries are true, complete and accurate and have been properly filed or delivered in a timely manner or a proper exemption from such filing was obtained, except where the failure to file such true, complete and accurate returns, particulars, resolutions, reports and other documents does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.4.4 The Company and its Subsidiaries maintain books and records that fairly reflect their material assets and liabilities. Since January 1, 2024, except as set forth in the Company Audited Financial Statements or as required under Applicable Law, there has been no material change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates.

3.5 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in applications for Tax Rulings, the ISA Exemption Application, and/or the registration statement on Form F-4 to be filed with the SEC, and any amendment or supplement thereto (the “Form F-4”) and the Israel Prospectus (if applicable) will, at the time it becomes effective under the Securities Act and when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Company’s shareholders to be held in connection with the Merger (the “Company Proxy Statement” and the “Company Shareholder Meeting”, respectively), or in the notice of the Parent Shareholder Meeting and Parent Proxy Statement (as defined below), will, at the date mailed to shareholders of the Company or Parent and at the time of the Company Shareholder Meeting or Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Company for inclusion in the Form F-4 and the Israel Prospectus will comply as to form in all material respects with the provisions of Form F-4. The Company Proxy Statement will comply in all material respects with the provisions of Applicable Law and the charter documents of the Company, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Company Proxy Statement. Notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the ISA Exemption Application, Form F-4, Israel Prospectus (if applicable), the Proxy Statements (as defined below), Company Shareholder Meeting, the Parent Shareholder Meeting or any filing made to Swiss regulators, which information or statements were not supplied by or on behalf of the Company.

3.6 Consents and Approvals; No Violations.

3.6.0 Except (i) as set forth in Section 3.6 of the Company Disclosure Schedule, (ii) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, and any filings under similar merger notification or foreign investment laws or regulations of any non-Israeli or non-United States Governmental Entity, to the extent required by Applicable Law, and (iii) the filing with and recordation by the Companies Registrar of the Merger Proposal, and other filings as required by the ICL and under the R&D Law, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement and the Transaction Agreements to which it is or will

Annex A-11

be a party or the consummation by the Company of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

3.6.1 Assuming that all Consents described in Section 3.6.0 have been obtained or made, neither the execution, delivery and performance by the Company, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of the Company, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it or any of its respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to the Company or any of its respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which the Company, or any of the assets owned or used by the Company, is subject, or (v) result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 3.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.7 No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association, articles of association and other charter documents (or similar governing or organizational documents), (b) any Contract to which the Company or any of its Subsidiaries is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

3.8 No Undisclosed Liabilities; Absence of Changes.

3.8.0 Neither the Company nor any of its Subsidiaries has any Liabilities of a type required by IFRS to be reflected on a consolidated balance sheet of the Company (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, the other Transaction Agreements, and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 3.8.0(b) of the Company Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, and (d) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding).

3.8.1 Except (x) as set forth in Section 3.8.1 of the Company Disclosure Schedule, and/or (y) as disclosed in the Company Securities Filings, since the date of the Latest Balance Sheet, there have been no events, developments, changes or occurrences with respect to the Company or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as set forth in Section 3.8.1 of the Company Disclosure Schedule, since December 31, 2023, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof and prior to the Effective Time, would constitute a breach of Section 5.2 of this Agreement. Since December 31, 2023, there has not been any material damage, destruction, or other casualty loss with respect to any material asset or property owned, leased, or otherwise used by the Company or any of its Subsidiaries.

3.9 Litigation. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Company, any manager, director or officer of the Company or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on the Company, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Company, there is no basis on which any such Proceeding may

Annex A-12

be brought or threatened against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

3.10 Compliance With Applicable Law

3.10.0 The Company and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Company, its Subsidiaries and its and their operations; and the Company has not received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

3.10.1 To the Knowledge of the Company, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company of any Applicable Law applicable to the Company or its Subsidiaries or their respective business.

3.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act (“PHSA”), the Federal Food, Drug and Cosmetic Act (“FDCA”) or any other similar Law administered or promulgated by any drug regulatory agency (the “Drug Regulatory Agency”), or there is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

3.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Company or its Subsidiaries, or in which Company or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Company Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Company nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Company or its Subsidiaries or in which Company or its current products or product candidates have participated. All Company Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

3.10.4 Neither Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Company, threatened against Company, any of its Subsidiaries or any of their respective officers, employees or agents.

3.10.5 Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160,

Annex A-13

Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Company or a Subsidiary is a party or otherwise bound. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Company or an agent or third party subject to a Business Associate Agreement with Company or any of its Subsidiaries. Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 3.10.5 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.10.6 The Company and its Subsidiaries have not received any notice that the ISA or the TASE has commenced or threatened to initiate any actions to delist the Shares listed on the TASE. The Company has provided or made available and, after the date hereof, will provide or make available to Parent and its counsel, promptly upon receipt, copies of all material written correspondence between the Company and the ISA and the TASE since the Lookback Date.

3.10.7 The Company and its Subsidiaries hold all material Consents, ratifications, registrations, permits, licenses, variances, exemptions, orders, and certificates from all respective Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses as currently conducted.

3.11 Environmental Laws and Regulations.

3.11.0 Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or as set forth in Section 3.11.0 of the Company Disclosure Schedule, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property and, to the Knowledge of the Company, there are no circumstances or conditions, which would prevent compliance with the applicable Environmental Laws; (c) there are no past, pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries or any Company Property; and (d) the Company and its Subsidiaries are not subject to any outstanding written orders or agreements with any Governmental Entity or other Person respecting (i) Environmental Laws, (ii) remedial action, or (iii) any Release or threatened Release of a Hazardous Material.

3.11.1 The Company has made available to Parent copies of any and all material environmentally related assessments, audits, investigations, sampling or similar reports in the possession of the Company.

3.12 Taxes. Except as set forth in Section 3.12.0 of the Company Disclosure Schedule:

3.12.0 The Company and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by the Company and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid (after taking into account all available extensions) to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company or any of its Subsidiaries.

3.12.1 No claim for assessment or collection of material Taxes is presently being asserted in writing against the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to any pending material action, proceeding, or investigation by any Tax authority relating to a material Tax nor does the Company or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from the Company or any of its Subsidiaries, which is still in effect.

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3.12.2 Neither the Company nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

3.12.3 Neither the Company nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Authority for Investments and Development of the Industry and Economy of the Israeli Ministry of Economy and Industry, acting under the Israeli Law for Encouragement of Capital Investments, 5719 – 1959 (the “Investment Center”) of “Approved Enterprise” or “Benefitted Enterprise” status; nor have they received any grants from the Israel Innovation Authority (the “IIA”) or otherwise under the R&D Law; and there are no royalties, fees, repayments or other amounts due or payable by the Company to any governmental entity with respect to any of the foregoing. No prior approval of the Investment Center, the IIA, or any other Governmental Entity, is required in order to consummate the transactions contemplated by this Agreement, or to preserve entitlement of the Company or any of its Subsidiaries to any such incentive, subsidy, or benefit.

3.12.4 The Company and its Subsidiaries have provided adequate reserves in accordance with IFRS, where applicable, in the most recent Company Financial Statements for any Taxes that have not been timely paid. Since the date of the Company Financial Statements and for periods beginning after the most recent Tax Return filed by the Company or any of its subsidiaries, the Company and its subsidiaries have accrued or provided in their books and records for all Taxes.

3.12.5 No claim has been made in writing to the Company or any of its Subsidiaries by a Tax authority in a jurisdiction where neither the Company nor any Subsidiary files Tax Returns that the Company or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

3.12.6 Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was the Company) or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise except as set forth in Section 3.12.6 of the Company Disclosure Schedule.

3.12.7 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Company or any of its Subsidiaries before the Closing Date.

3.12.8 Reserved

3.12.9 Neither the Company nor any of its Subsidiaries is, or has ever been, subject to any Taxes in the United States.

3.12.10 The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which it might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by the Company, (ii) has collected and timely remitted to the relevant taxing authority all output VAT which the Company is required to collect and remit under any Applicable Law, and (iii) has not received a refund for input VAT for which the Company is not entitled under any Applicable Law.

3.12.11 Neither the Company nor any of its Subsidiaries, is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

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3.12.12 Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction or action which would require special reporting in accordance with Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under Applicable Law. Neither the Company nor its Subsidiaries has received any “reportable tax opinion” or taken any “reportable position,” all within the meaning of Sections 131D and 131E of the Israeli Tax Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance New Version 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958.

3.12.13 Neither the Company nor any of its Subsidiaries is or has ever been a real property corporation (Igud Mekarke’in) within the meaning of Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

3.12.14 Neither the Company nor its Subsidiaries has received any letter ruling from any taxing authority, and no request for such a ruling is currently pending.

3.12.15 The Company has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

3.13 Intellectual Property.

3.13.0 Section 3.13.0 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s and each of its Subsidiary’s Israeli, United States and foreign (i) patents and patent applications; (ii) trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its Subsidiaries. For purposes of this Agreement, the Company’s and each of its Subsidiary’s Trademarks, Patents, patent applications, Copyrights and Trade Secrets listed on Section 3.13.0 of the Company Disclosure Schedule are sometimes referred to hereinafter as the “Company Trademarks,” and “Company Patents,” respectively.

3.13.1 Trademarks.

(a) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not reasonably be expected to result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

(b) To the Knowledge of the Company, all Company Trademarks are valid and enforceable as against any third party.

3.13.2 Patents.

(a) To the Knowledge of the Company, all Company Patents and patent applications are being diligently prosecuted and currently in compliance with all applicable legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use having a final due date prior to the date hereof) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

(b) To the Knowledge of the Company, all issued Company Patents are valid and enforceable as against any third party.

3.13.3 Ownership; Sufficiency of Intellectual Property Assets. Except as described in Section 3.13.3 of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens (other than Company’s Permitted Liens), all of its Intellectual Property used in or required for their respective businesses as currently conducted.

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3.13.4 No Infringement by Third Parties. Except as described in Section 3.13.4 of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims have been brought against any third party by the Company or any of its Subsidiaries.

3.13.5 No Proceedings. There are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or, to the Company’s Knowledge threatened (including in the form of offers to obtain a license), (i) alleging any infringement, misappropriation, or other violation by the Company or a Subsidiary of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries or the Company’s right, title, or interest in or to any Intellectual Property owned by the Company or its Subsidiaries; or (iii) by the Company or its Subsidiaries alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. There are no facts or circumstances that could reasonably be expected to give rise to any such Proceeding. Neither the Company nor its Subsidiaries is subject to any outstanding Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the ownership or use of any Intellectual Property owned or licensed by the Company or its Subsidiaries.

3.13.6 No Collaboration with Research Institutions. Except as set forth in Section 3.13.6 of the Company Disclosure Schedule, no personnel, facilities, resources, grants, incentives, exemptions, qualifications or subsidies of any university, college, other educational institution international organization or research center, were used in the development of the Company Products or Services or Intellectual Property of the Company or any products or services currently under development by the Company or its Subsidiaries.

3.14 Insurance. All of the insurance policies, including fire and casualty, if any, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (the “Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Company and its Subsidiaries. The Company has made available to Parent correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. There is no material claim pending under any insurance policies of the Company and its Subsidiaries.

3.15 Certain Business Practices.

3.15.0 None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any directors, officers, agents or employees of the Company or any of its Subsidiaries or to the Knowledge of the Company any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Company, or any employee or agent of any customer or supplier of the Company; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Company, any employee or agent of any customer or supplier of the Company, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction), in each case which (i) may subject the Company to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Company or its business, or (iii) if not continued in the future, may materially affect the Company or its business.

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3.15.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has taken, nor to the Knowledge of the Company have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, Section 291 or 291A of the Israeli Penal Law 5737-1977 (Bribery Transactions), or any other Applicable Laws relating to bribery or corruption, and legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials (the “Anti-Corruption Laws”). Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

3.15.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Export Administration Regulations, including the anti-boycott regulations contained therein, 15 C.F.R. Parts 730 to 774; (ii) the Foreign Trade Regulations, 15 C.F.R. Part 30, administered by the United States Department of Commerce; (iii) the Arms Export Control Act (22 U.S.C. 2778) and the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130, administered by the United States Department of State; (iv) the embargoes, restrictions and regulations administered by OFAC, 31 C.F.R. Parts 500 to 597; (v) Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Prohibited Persons; and (vi) the Tariff Act of 1930, as amended, and regulations administered by the United States Department of Homeland Security, Bureau of Customs and Border Protection, as well as the Israeli Defense Export Controls Law, 5767-2007 (collectively, the “Trade Laws”). The Company and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Company and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Company’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Company’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Company, its Subsidiaries or any directors, managers or officers or employees of the Company or its Subsidiaries, or, to the Company’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Company or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

3.15.3 The Company and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the

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Company, its Subsidiaries or any director, manager or officer of the Company or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.16 Tangible Personal Property; Title; Sufficiency of Assets

3.16.0 Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries own, and has good title to, each of the tangible assets reflected as owned by the Company or its Subsidiaries on the Latest Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than the Company’s Permitted Liens. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

3.16.1 All tangible personal property owned by the Company and its Subsidiaries and all of the items of material tangible personal property used by the Company and its Subsidiaries under the Personal Property Leases or otherwise have been reasonably maintained, are structurally sound, are in reasonably good operating condition and repair, subject to normal wear and tear, and are adequate for the uses to which they are currently being put by the Company and its Subsidiaries in the operation of their businesses as currently conducted, and none of such items of material tangible personal property is in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course of the Company’s business consistent with past practice that are not material in nature or cost.

3.17 Material Contracts.

3.17.0 Section 3.17.0 of the Company Disclosure Schedule lists each Contract to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which provides for any material license or other material arrangement with respect to any Intellectual Property of the Company; (iv) which constitutes an undertaking or agreement with the IIA or any other Governmental Entity; (v) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (vi) under which the Company or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vii) which is a Labor Agreement or any other Contract with any labor union; (viii) which is a Real Property Lease or a Personal Property Lease; (ix) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Company or any of its Subsidiaries; (x) pursuant to which the Company is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (xi) all powers of attorney or other similar agreements or grant of agency by the Company; (xii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Company or any of its Subsidiaries; (xiii) pursuant to which the Company or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries); (xiv) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xv) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Company or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Company or any Subsidiary of the Company; or (xvi) which relates to the acquisition or sale of any material assets of the Company or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice; (each such Contract disclosed or required to be disclosed on Section 3.17.0 of the Company Disclosure Schedule, a “Company Material Contract”).

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3.17.1 All Company Material Contracts are valid, legal, and binding and in full force and effect as to the Company or its Subsidiaries and are enforceable against the other parties thereto subject to bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Company and its Subsidiaries have paid in full or accrued all material amounts now due from them thereunder and have satisfied in full or provided for all of their material liabilities and obligations thereunder which are presently requested to be satisfied or provided for. None of the Company, the Subsidiaries nor, to the Knowledge of the Company, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract. The Company has not and none of its Subsidiaries has issued or received any written notice of termination, cancellation, material breach or default under any Company Material Contract and no counterparty to a Company Material Contract has made any written demand for such renegotiation of any material terms of any Company Material Contract. True and complete copies of all Company Material Contracts, together with all amendments thereto through the date hereof, have been made available to Parent.

3.18 Grants, Incentives and Subsidies. Section 3.18 of the Company Disclosure Schedule provides a complete list of all grants, incentives, and subsidies (collectively, “Grants”) and applications therefor that are pending and outstanding as of the date hereof from the Government of the State of Israel or any agency thereof, or from any Governmental Entity, granted to the Company or any Subsidiary, including the IIA. Without limiting the generality of the above, Section 3.18 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding payment obligations thereunder of the Company or any Subsidiary with respect to royalties, or the outstanding amounts to be paid by the IIA to the Company. Section 3.18 of the Disclosure Schedule also identifies the specific Company’s Products and Services developed with each Grant.

3.19 Affiliates; Transactions with Affiliates.

3.19.0 Except for the directors and executive officers of the Company, each of whom is listed in Section 3.19.0 of the Company Disclosure Schedule, there are no Persons who, to the Knowledge of the Company, may be deemed to be Affiliates of the Company under Rule 145 of the Securities Act.

3.19.1 Except as disclosed on Section 3.19.1 of the Company Disclosure Schedule, no Related Party of the Company or any of its Subsidiaries is presently engaged in any transactions or business arrangements with the Company or any of its Subsidiaries. No Related Party of the Company or any of its Subsidiaries (except in his capacity as such or in his capacity as a shareholder or optionholder of the Company or its Subsidiaries) (i) is a party to any Contract with the Company; (ii) has any direct or indirect material interest in (a) any property, assets or rights of or used by the Company or that of any of its Subsidiaries, (b) any franchisor, competitor, customer, supplier, distributor, lessor, independent contractor or agent of the Company or any of its Subsidiaries (including as an officer, director, manager, employee or consultant of any such Person), or (c) any Person which is a party to any Contract required to be listed pursuant to Section 3.17.0 other than, in the case of clauses (b) and (c) above, as a Person owning beneficially less than 1% of the equity of such entity; or (iii) has outstanding any Indebtedness owed to the Company, or is the obligee or beneficiary of any liability of the Company, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business or any rights or obligations such Related Party may have in its capacity as a holder of Shares or holder of Company Equity Awards.

3.20 Brokers. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Employee Benefits. Except as disclosed in Section 3.21 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

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3.22 Labor and Employment Matters.

3.22.0 All amounts that the Company or any Subsidiary is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension, life insurance, incapacity insurance, continuing education fund or other similar fund, or (ii) to withhold from their employees’ salaries and pay to any Governmental Entity as required by the Israeli Income Tax Ordinance (New Version) and any other Applicable Law have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries have any outstanding obligation to make any such deduction, transfer, withholding or payment except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.22.1 Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

3.22.2 The Company and its Subsidiaries are in compliance with all Applicable Law pertaining to the employment of labor, including all such laws and orders relating to wages, hours, overtime, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and similar taxes other than any such non-compliance which does not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.22.3 Israeli Employees.

(a) With respect to employees who reside or work in Israel or whose employment contract is otherwise subject to the laws of the State of Israel (“Israeli Employees”):

(i) No Israeli Employee is subject to any collective bargaining agreement and/or extension order (“tzav harchava”) (other than extension orders that are generally applicable to all employers or employees in Israel); and

(ii) The Company is not, nor was it ever, a member of any employers’ association or organization, and the Company does not pay, nor has it ever paid, any payment to an employers’ association or organization and no employers association or organization has made any demand for payment of any kind from the Company.

(b) All obligations of the Company or its subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law-1963, to pay unused vacation pursuant to the Annual Leave Law – 1951, accrued bonuses and recreation pay, or any Contract are fully funded, or if not required to do so are accrued on the financials statement of the Company except for obligations towards severance pay that is fully funded.

Other than as appear on Section 22(c) of the Company Disclosure Schedule, All of the Company’s Israeli Employees are subject to the arrangement under Section 14 to the Israeli Severance Pay Law, 5723 1963 (the “Section 14 Arrangement”). The Company’s obligations to provide statutory severance pay to its Israeli Employees are fully funded in accordance with the Section 14 Arrangement and it is and was implemented properly, from the commencement date of the Israeli Employee’s employment and on the basis of the Israeli Employees’ entire determining salary, such that the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with Section 14 Arrangement.

3.23 Indebtedness.

3.23.0 Section 3.23.0 of the Company Disclosure Schedule sets forth all outstanding Indebtedness of the Company and its Subsidiaries as of June 30, 2024, including the amount outstanding with respect thereto.

3.23.1 Section 3.23.1 of the Company Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Company or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Company.

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3.24 Real Property. The Company and its Subsidiaries do not own, and have never owned, any real property. Section 3.24 of the Company Disclosure Schedule sets forth a complete and accurate list of all leases, licenses or other similar written agreements relating to the occupancy (the “Real Property Leases”) of the real property (the “Leased Real Property”) to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound. The Company or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Company’s Permitted Liens.

3.25 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.10 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the other Transaction Agreements, the Merger or any other transaction contemplated by this Agreement and the other Transaction Agreements. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

3.26 No Other Representations. The Company acknowledges that none of Parent or Merger Sub or any of their Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Parent under this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

Except (x) as expressly disclosed in any documents filed or furnished by the Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification; Subsidiaries.

4.1.0 Each of Parent and Merger Sub is duly organized and validly existing under the Applicable Laws of its jurisdiction of organization. Merger Sub is not a “defaulting company” as such term is defined in the ICL. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. The Parent is duly qualified or registered as a foreign company to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

4.1.1 Section 4.1.1 of the Parent Disclosure Schedule sets forth a true and complete list of all the Parent’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Parent’s Subsidiaries are owned by

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the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Parent’s Subsidiaries or shares of the Parent’s Subsidiaries reserved for issuance. Each of the Parent’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Parent, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Parent’s interests in its Subsidiaries, and except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Parent have been made available to the Company, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Parent are in full force and effect. The Subsidiaries of the Parent are not in violation of their respective organizational or governing document.

4.1.2 Merger Sub is an Israeli corporation. Except in connection with this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, Merger Sub has not conducted any operations, entered into any agreements and has not and will not have prior to the Effective Time or the earlier termination of this Agreement any Liabilities except those arising under this Agreement and the other Transaction Agreements and from the transactions contemplated herein and therein.

4.2 Capitalization of Parent and Merger Sub.

4.2.0 The authorized share capital of the Parent consists of 1,172,000 shares of Parent Common Stock, of which, as of the Measurement Date, 1,172,000 shares of Parent Common Stock were issued and outstanding. 55,000 shares of Parent Common Stock are reserved for issuance upon payment of outstanding restricted stock units or other awards or pursuant to the Parent Share Option Plan Regulation 2021, 104,334 shares of Parent Common Stock are held by Parent in its treasury and 655,860 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding warrants. Between the Measurement Date and the date hereof, except as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, no shares of Parent Common Stock have been issued (other than shares issuable upon the exercise of existing awards) and no restricted stock units or other awards have been granted. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued in the Merger or upon exercise of any Company Equity Award assumed hereunder (and all shares of Parent Common Stock which may be issued pursuant to any option or warrant) will be, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above and as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities of the Parent, (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other securities of the Parent, (iii) options, preemptive or other rights to acquire from the Parent or any of its Subsidiaries, or obligations of the Parent or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Parent or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Parent or any of its Subsidiaries or other similar rights (collectively “Parent Securities”). There are no outstanding rights or obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except for the Parent Voting Agreements and as set forth in Section 4.2.0(iii) of the Parent Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which the Parent or any Subsidiary of the Company is bound relating to the voting or registration of any shares of securities of the Parent or any of its Subsidiaries.

4.2.1 The authorized share capital of Merger Sub consists of 15,000 ordinary shares with no par value. All of the issued and outstanding ordinary shares of Merger Sub are owned by Parent, and there are no other outstanding shares or other voting securities of Merger Sub or rights to acquire the same.

4.3 Authority Relative to This Agreement; Recommendation.

4.3.0 Parent and Merger Sub have all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.3 below, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Parent and Merger Sub of this

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Agreement and the other Transaction Agreements to which each is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Parent Board on behalf of Parent and the Merger Sub and, as of the closing, by the sole shareholder of the Merger Sub, and other than the aforesaid ratification and the approval of the Transaction Agreements by the shareholders of the Parent, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 4.3.0 of the Parent Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Parent or Merger Sub is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by each of the Parent and Merger Sub and constitutes, assuming the due authorization, execution and delivery hereof and thereof by the Company, the valid, legal and binding agreement of each of the Parent and Merger Sub, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

4.3.1 Without limiting the generality of the foregoing, the Parent Board and the Merger Sub Board (i) have unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Parent Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Parent Recommendation.

4.3.2 The approval of Parent, as the sole stockholder of Merger Sub, and Parent’s shareholders as approved in the Parent Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of Merger Sub and Parent, respectively, required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

4.4 SEC Reports; Financial Statements .

4.4.0 The Parent has filed all forms, reports and documents with the United States Securities and Exchange Commission (the “SEC”) required to be filed under Applicable Law or the rules and regulations of the SEC and any relevant law or regulation of Switzerland (“Swiss Law”) (such forms, reports and documents, collectively, the “Parent Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of Swiss Law and the rules of the SEC as in effect on the dates such forms, reports and documents were filed. None of such Parent Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent Securities Filing filed subsequently and prior to the date hereof. All of the Parent Financial Statements comply, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and the rules and regulations of the SEC and Swiss Law with respect thereto, were prepared in accordance with U.S. GAAP as in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Parent as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Parent, no circumstance exists that would be reasonably expected to require, the Parent to restate any of the Parent Financial Statements.

4.4.1 Sarbanes-Oxley; Internal Accounting Controls. The Parent, its Subsidiaries and their respective officers and directors are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date. The Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAPP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent and its Subsidiaries have established disclosure controls and procedures

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(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Parent and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Parent in the reports it files or submits under the Exchange Act and Swiss Law is recorded, processed, summarized and reported, within the time periods specified in the relevant rules and forms. The Parent’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Parent and its Subsidiaries as of the end of the period covered by the most recently filed Form 20-F under the Exchange Act (such date, the “Evaluation Date”). The Parent presented in its most recently filed Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Parent and its Subsidiaries.

4.4.2 Investment Company. The Parent is not, and is not an Affiliate of, and immediately after receipt of payment for the securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Parent shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.4.3 Listing and Maintenance Requirements. The Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and the Parent has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act nor has the Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in the last sentence of this Section 4.4.3, the Parent has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Parent Common Stock are or have been listed or quoted to the effect that the Parent is not in compliance with the listing or maintenance requirements of such Trading Market.

4.4.4 Application of Takeover Protections. The Parent and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that will be triggered upon the consummation of the transactions contemplated under the Transaction Agreements, including without limitation as a result of the Parent’s issuance of Parent Common Stock.

4.5 Information Supplied. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference in applications for the ISA Exemption Application, and/or the registration statement on Form F-4 and the Israel Prospectus will, at the time it becomes effective under the Securities Act and if applicable, when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Parent’s shareholders to be held in connection with the Merger (the “Parent Proxy Statement”, together with the Company Proxy Statement, each a “Proxy Statement”, and together, the “Proxy Statements”, and the “Parent Shareholder Meeting”, respectively), or in the notice of the Company Shareholder Meeting and Company Proxy Statement, will, at the date mailed to shareholders of the Parent or Company, and at the time of the Parent Shareholder Meeting or Company Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Parent for inclusion in the Israel Prospectus, if applicable, will comply as to form in all material respects with the provisions of Form F-4. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the ISA Exemption Application, the Form F-4, Israel Prospectus, the Proxy Statements, Parent Shareholder Meeting or the Company Shareholder Meeting, which information or statements were not supplied by or on behalf of the Parent.

4.6 Consents and Approvals; No Violations.

4.6.0 Except (i) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, Swiss Law, and any filings under similar merger notification or foreign investment laws or regulations of foreign Governmental Entities, to the extent required by Applicable Law, and (ii) such other Consents as may be required by reason of the status of the Parent or

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its Affiliates, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Parent or Merger Sub of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Parent or Merger Sub of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on Parent.

4.6.1 Assuming that all Consents described in Section 4.6.0 have been obtained or made, neither the execution, delivery and performance by the Parent or Merger Sub, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the respective memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to Parent or Merger Sub or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which Parent or Merger Sub, or any of the assets owned or used by the Parent or Merger Sub, is subject, or (v) result in the creation of a Lien on any property or asset of the Parent or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 4.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.7 No Default. The Parent is not in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its charter documents (or similar governing or organizational documents), (b) any Contract to which the Parent is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

4.8 No Undisclosed Liabilities.

4.8.0 Neither Parent nor any of its Subsidiaries has any Liabilities of a type required by U.S. GAAP to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, and the other Transaction Agreements and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 4.8.0 of the Parent Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the unaudited balance sheet of Parent, dated as of the Latest Balance Sheet Date, and (d) Liabilities incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding). Except as set forth on Schedule 4.8.0 of the Parent Disclosure Schedule, Parent shall have no Indebtedness as of the Closing.

4.8.1 Except as disclosed in the Parent Securities Filings, since December 31, 2023, there have been no events, developments, changes or occurrences with respect to the Parent or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Parent.

4.9 Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Parent, any manager, director or officer of the Parent or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on Parent, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Parent, there is no basis on which any such Proceeding may be brought or threatened against the Parent or its Subsidiaries. None of the Parent, any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

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4.10 Compliance with Applicable Law.

4.10.0 Parent and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Parent, its Subsidiaries and its and their operations; and neither the Parent nor its Subsidiaries has received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

4.10.1 To the Knowledge of the Parent, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Parent or its Subsidiaries of any Applicable Law applicable to the Parent, its Subsidiaries or their respective business.

4.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of Parent, threatened with respect to an alleged material violation by the Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the PHSA, the FDCA or any other similar Law administered or promulgated by any Drug Regulatory Agency, or there is no act, omission, event, or circumstance of which the Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

4.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Parent Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Parent nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries or in which Parent or its current products or product candidates have participated. All Parent Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

4.10.4 Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

4.10.5 Parent and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or a Subsidiary is a party or otherwise bound. Neither the Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable

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information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent or any of its Subsidiaries. Parent is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 4.10 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

4.11 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

4.12 Ownership of Stock in the Company and its Subsidiaries. Neither Parent nor Merger Sub own or hold any Shares.

4.13 Taxes.

4.13.0 Except as set forth in Section 4.13.0 of the Parent Disclosure Schedule, Parent and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by Parent and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets or bank accounts of Parent or any of its Subsidiaries.

4.13.1 Except as set forth in Section 4.13.1 of the Parent Disclosure Schedule, no claim for assessment or collection of material Taxes is presently being asserted in writing against Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries is a party to any pending action, proceeding, or investigation by any Tax authority relating to a material Tax nor does Parent or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from Parent or any of its Subsidiaries, which is still in effect.

4.13.2 Except as set forth in Section 4.13.2 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

4.13.3 Except as set forth in Section 4.13.3 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Taxes; and there are no royalties, fees, repayments or other amounts due or payable by the Parent to any governmental entity with respect to any of the foregoing.

4.13.4 No claim has been made in writing to Parent or any of its Subsidiaries by a Tax authority in a jurisdiction where neither Parent nor any Subsidiary files Tax Returns that Parent or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither Parent nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

4.13.5 Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Parent or any of its Subsidiaries before the Closing Date.

4.13.6 The Parent is not a controlled foreign corporation, a passive foreign investment company or a foreign personal holding company as such terms are defined in Sections 957, 1297 and 552 of the Code, respectively.

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4.13.7 For U.S. federal income tax purposes, since formation the Parent has been treated as a corporation.

4.13.8 Neither Parent nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was Parent), or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise.

4.13.9 Parent has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

4.14 Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws) will be free of restrictions on transfer.

4.15 Insurance. All of the Insurance Policies maintained by the Parent or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Parent and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Parent and its Subsidiaries. The Parent has made available to Company correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries. There is no material claim pending under any insurance policies of the Parent and its Subsidiaries.

4.16 Certain Business Practices.

4.16.0 None of the Parent, any of its Subsidiaries, or to the Knowledge of the Parent any directors, officers, agents or employees of the Parent or any of its Subsidiaries or to the Knowledge of the Parent any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Parent, or any employee or agent of any customer or supplier of the Parent; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA; or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Parent, any employee or agent of any customer or supplier of the Parent, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Parent (or assist the Parent in connection with any actual or proposed transaction), in each case which (i) may subject the Parent to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Parent or its business, or (iii) if not continued in the future, may materially affect the Parent or its business.

4.16.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, none of the Parent or any of its Subsidiaries has taken, nor to the Knowledge of the Parent have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, relevant Swiss Law or any other Anti-Corruption Laws. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

4.16.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction

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and trade Applicable Laws and regulations, including the Trade Laws. The Parent and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Parent and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Parent’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Parent’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Parent, its Subsidiaries or any directors, managers or officers or employees of the Parent or its Subsidiaries, or, to the Parent’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Parent or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

4.16.3 The Parent and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent. None of the Parent, its Subsidiaries or any director, manager or officer of the Parent or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.17 Material Contracts. Section 4.17 of the Parent Disclosure Schedule lists each Contract to which the Parent or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which constitutes an undertaking or agreement with any Governmental Entity; (iv) which is an arrangement limiting or restraining the Parent or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (v) under which the Parent or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vi) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Parent or any of its Subsidiaries; (vii) pursuant to which the Parent is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (viii) all powers of attorney or other similar agreements or grant of agency by the Parent; (ix) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or

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(b) impose monitoring, reporting or other continuing obligations on the Parent or any of its Subsidiaries; (x) pursuant to which the Parent or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Parent or any of its Subsidiaries); (xi) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xii) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Parent or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Parent or any Subsidiary of the Parent; or (xiii) which relates to the acquisition or sale of any material assets of the Parent or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice.

4.18 Employee Benefits. Except as disclosed in Section 4.18 of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

4.19 Indebtedness.

4.19.0 Section 4.19.0 of the Parent Disclosure Schedule sets forth all outstanding Indebtedness of the Parent and its Subsidiaries as of the date of this Agreement, including the amount outstanding with respect thereto.

4.19.1 Section 4.19.1 of the Parent Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Parent or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Parent.

4.20 Real Property. The Parent and its Subsidiaries do not own, and have never owned, any real property. Section 4.20 of the Parent Disclosure Schedule sets forth a complete and accurate list of all Real Property Leases of the Leased Real Property to which the Parent or any of its Subsidiaries is a party or by which any of their assets are bound. The Parent or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Parent’s Permitted Liens.

4.21 No Other Representations. Each of Parent and Merger Sub acknowledges that neither Company nor any of its Representatives or any other Person makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or their Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to Parent, the Merger Sub, or to their respective Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Company under this Agreement.

Article V
COVENANTS

5.1 Conduct of Business by the Parent and Merger Sub. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.1 to this Agreement, (c) with the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with Article VII below (such period, the “Interim Period”), the Parent will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing,

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except as otherwise expressly provided in this Agreement or as described in Schedule 5.1 to this Agreement, during the Interim Period, the Parent will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Company), without the prior written consent of Company (which shall not be unreasonably withheld or delayed):

5.1.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.1.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Parent or any of its Subsidiaries except for the issuance and sale of Parent Common Stock pursuant to Parent Equity Awards granted under the Parent Plans prior to the date hereof and issuance of Parent Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.1.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Parent or any of its Subsidiaries, including Parent Common Stock (except dividends declared or paid by a wholly-owned Subsidiary of the Parent to the Parent or another wholly-owned Subsidiary of the Parent), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Parent may repurchase or otherwise acquire shares in connection with (a) the applicable Parent Plan in effect as of the date of this Agreement, (b) the acceptance of Parent Common Stock as payment for the per share exercise price of the Parent Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Parent Equity Awards, in each case in accordance with the applicable Parent Plan, or (c) the forfeiture of Parent Equity Awards;

5.1.3 enter into any Contract with respect to the voting of the equity interests of the Parent, including the Parent Common Stock;

5.1.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Parent or any of its Subsidiaries (other than the Merger);

5.1.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Parent or any Subsidiary;

5.1.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Parent or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Parent incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Parent); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Parent or any of its Subsidiaries;

5.1.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.1.7; or (b) any assets that are material, individually or in the aggregate, to the Parent, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Parent’s Permitted Lien) any material

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properties or assets of the Parent or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Parent’s Products and Services in the ordinary course of business consistent with past practices;

5.1.8 change any of the accounting methods, principles, or practices used by the Parent, except as required by U.S. GAAP or by a Governmental Entity or a competent quasi-Governmental Entity;

5.1.9 (i) enter into any Contract that would be required to be disclosed in Section 4.17 of the Parent Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.1.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.1.11 amend the terms of any Parent Plans and/or adopt any plans and/or schemes with similar results to those of the Parent Plans;

5.1.12 grant any new Parent Equity Awards and/or amend the terms of any existing Parent Equity Awards;

5.1.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Parent or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Parent or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.1.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent or its Subsidiaries as are currently in effect;

5.1.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. GAAP;

5.1.16 extend the date a Parent Equity Award may be exercised following the date that the holder of a Parent Equity Award ceases to be employed by the Parent or its Subsidiaries or provide services to the Parent or its Subsidiaries; or

5.1.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.1.0 through 5.1.17 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Parent contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Company, directly or indirectly, the right to control or direct the Parent’s operations prior to the Effective Time. Prior to the Effective Time, the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.2 Conduct of Business by the Company. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.2 to this Agreement, (c) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.2 to this Agreement, during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Parent), without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

5.2.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.2.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including

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any stock options or stock appreciation rights) of the Company or any of its Subsidiaries except for the issuance and sale of Shares pursuant to Company Equity Awards granted under the Company Plans prior to the date hereof and issuance of Company Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.2.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Company or any of its Subsidiaries, including the Shares (except dividends declared or paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Company may repurchase or otherwise acquire shares in connection with (a) the applicable Company Plan in effect as of the date of this Agreement, (b) the acceptance of Shares as payment for the per share exercise price of the Company Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Plan, or (c) the forfeiture of Company Equity Awards;

5.2.3 enter into any Contract with respect to the voting of the equity interests of the Company, including the Shares;

5.2.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

5.2.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Company or any Subsidiary;

5.2.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Company or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Company incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Company or any of its Subsidiaries;

5.2.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.2.7; or (b) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Company’s Permitted Lien) any material properties or assets of the Company or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Company’s Products and Services in the ordinary course of business consistent with past practices;

5.2.8 change any of the accounting methods, principles, or practices used by the Company, except as required by a Governmental Entity or a competent quasi-Governmental Entity;

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5.2.9 (i) enter into any Contract that would be required to be disclosed in Section 3.17 of the Company Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.2.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.2.11 amend the terms of any Company Plans and/or adopt any plans and/or schemes with similar results to those of the Company Plans;

5.2.12 grant any new Company Equity Awards and/or amend the terms of any existing Company Equity Awards;

5.2.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Company or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.2.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company or its Subsidiaries as are currently in effect;

5.2.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with IFRS;

5.2.16 extend the date a Company Equity Award may be exercised following the date that the holder of a Company Equity Award ceases to be employed by the Company or its Subsidiaries or provide services to the Company or its Subsidiaries; or

5.2.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.2.0 through 5.2.16 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.3 Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus.

5.3.0 As promptly as reasonably practicable after the execution of this Agreement, (a) the Company (with Parent’s reasonable cooperation) shall prepare the Company Proxy Statement and the Israeli Prospectus (if required), and (b) Parent (with the Company’s reasonable cooperation) shall prepare the Parent Proxy Statement and prepare and file with the SEC a registration statement on Form F-4 in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts: (i) to cause the Form F-4 and each Proxy Statement and the Israeli Prospectus (if required) to comply with Applicable Law (including the applicable rules and regulations promulgated by the SEC, ISA and Swiss Law); (ii) to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state or other securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger; and (iii) to keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger.

5.3.1 Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4, the Israeli Prospectus (if required) and the Proxy Statements. Each of the Company and the Parent shall use reasonable best efforts to cause

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the Proxy Statements to be timely delivered to their respective shareholders. No filing of, or amendment or supplement to, the Form F-4 or the Israeli Prospectus (if required) will be made by Parent, and no filing of, or amendment or supplement to, the respective Proxy Statement will be made by the Party filing such Proxy Statement (other than regarding a Parent Adverse Recommendation Change), in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon; provided that, without limiting Section 5.8, with respect to documents filed by a party which are incorporated by reference in the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and (other than regarding a Parent Adverse Recommendation Change), following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC, the ISA, and TASE as applicable, and, to the extent required by Applicable Law, disseminated to the shareholders of the Company and Parent. Parent shall notify the Company promptly of the time when the Form F-4 and the Israeli Prospectus (if required), respectively have become effective, or the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each party shall notify the other promptly of the receipt of any comments from the SEC, any Swiss regulator, ISA, or TASE or the staff of the SEC, CSE, ISA, or TASE and of any request by the SEC, CSE, ISA, or TASE or the staff of the SEC, any Swiss Regulator, ISA, or TASE for amendments or supplements to the Form F-4 or the Proxy Statements, as applicable, or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC, any Swiss Regulator, ISA, or TASE or their respective staff, as applicable, on the other hand, with respect to the Proxy Statements, the Israeli Prospectus (if required), the Form F-4 or the Merger, the Company Shareholder Meeting or the Parent Shareholder Meeting.

5.4 Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger.

5.4.0 Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company, Parent and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, use reasonable best efforts to take the following actions within the timeframes set forth in this Section 5.4.0; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4.0 accordingly):

(a) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting;

(c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(d) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (ii) in a popular newspaper outside of Israel as may be required by Applicable Law;

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(e) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (d) above;

(f) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (c) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar;

(g) promptly after the Company and Merger Sub, as applicable, shall have complied with sub-Sections (c) through (f) above, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder);

(h) not later than three (3) days after the date on which the Company Requisite Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval; and

(i) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Requisite Vote is received, as the Company and Merger Sub shall advise the Companies Registrar.

5.4.1 It is the intention of the parties that the Merger shall be declared effective, and the Certificate of Merger shall be issued on the Closing Date. For purposes of Section 5.4.0, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

5.4.2 Promptly after the Signing Date, in accordance with applicable NASDAQ Rules and Swiss law, Parent shall hold the Parent Shareholder Meeting in order to, among other things, approve (i) the issuance of shares of Parent Common Stock, equal to the required number of shares of Parent Common Stock to serve as the Merger Consideration, (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Parent shareholders, for the purpose of making available the required number of shares of Parent Common Stock to serve as the Merger Consideration, (iii) to reduce the par value of the Parent Common Stock to CHF 0.0001 per share and (iv) approve the waiver by the Parent Shareholders of any monetary compensation that might have been owing in connection with such reduction in par value. In the event the Parent Requisite Vote is not obtained at the Parent Shareholder Meeting, subject to applicable NASDAQ Rules and Swiss law, Parent shall continue to call and hold special meetings of its stockholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the Parent Requisite Vote until the Parent Requisite Vote is obtained.

5.5 Stock Exchange Listings; Delisting.

5.5.0 Promptly following execution of this Agreement, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to Article II and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Equity Awards to be approved for listing on the NASDAQ, at Parent’s expense, on or prior to the Effective Time, including the submission of an applicable notification form for the listing of such shares (the “NASDAQ Notification”) in accordance with NASDAQ Rules within the applicable time period required thereunder.

5.5.1 Prior to the Effective Time, the Company shall take all actions necessary or requested by the Parent for the delisting of the Company and of the Shares from the TASE effective as of the Effective Time.

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5.6 Appropriate Action; Consents; Filings.

5.6.0 Without limiting the conditions to Merger set forth in Article VI below, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI below to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:

(a) the obtaining of all actions or nonactions, Consents, approvals, registrations, waivers, permits, authorizations, orders, expirations, or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary, proper, or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Consents”);

(b) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications, and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Filings”);

(c) the taking of all steps as may be necessary, proper, or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger;

(d) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed; and

(e) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.

5.6.1 Israeli Approvals. Each Party to this Agreement shall use its respective reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report, or other document required to be delivered by such Party or any Subsidiary to or filed by such Party or any Subsidiary of such Party with, and to obtain any required approval of, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Competition Law in connection with the Merger;

(b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the General Director of the ICA for additional information or documentation;

(c) Parent and the Company shall use their reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, any Consents and approvals from Israeli Governmental Entities, if any, that may be required in connection with the Merger;

(d) The Company shall inform the IIA regarding the transactions under this Agreement as required under the R&D Law; Parent shall provide to the IIA, the General Director of the ICA, and the ISA any information reasonably requested by such authorities and shall execute an undertaking in customary form to comply with the R&D Law; and

(e) Each Party to this Agreement shall (i) give the other Parties prompt notice of the commencement of any Proceeding against it by or before any Governmental Entity with respect to the Merger, (ii) keep the other Parties reasonably informed as to the status of any such Proceeding, (iii) shall promptly notify the other Parties if it becomes aware of (a) any inaccuracy in any representation or warranty made by either Party in this Agreement; and (b) a failure of either Party to comply with any covenant or obligation of such Party in this Agreement, and (iv) promptly inform the other Parties of any communication to or from the General Director of the ICA, the

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IIA, the Investment Center, the ISA, the Companies Registrar, the TASE or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The Parties to this Agreement will consult and cooperate with one another and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such Proceeding under or relating to the Israeli Competition Law and any applicable Guidelines of the ICA, including in particular ICA Guidelines No. 2/14, or any other Israeli antitrust or fair trade law, each Party hereto will permit authorized representatives of the other Party to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such Proceeding.

5.6.2 Notwithstanding anything to the contrary in this Section 5.6 above, no Party to this Agreement shall be obligated to pay any consideration or offer to grant, or agree to, any financial or other accommodation to any Person from whom any such approval or consent is requested or otherwise in connection with, or as a condition to obtaining, any such approval or consent (other than nominal fees which, for each Party, individually or in the aggregate, do not exceed $100,000).

5.6.3 Swiss Law Requirements.

(a) Capital Increase at Parent. Prior to the Closing Date, Parent shall procure that an ordinary capital increase under Swiss law, excluding the subscription rights of existing Parent shareholders (the “Capital Increase”), will be carried out which will be based on a resolution passed at an extraordinary general meeting (the “EGM”) that requires the approval of 67% of the shareholders voting at the EGM, for the purpose of making available the required number of shares of Parent Common Stock to serve as Merger Consideration (the “Merger Shares”).

(b) After the approval of the Capital Increase and sufficiently prior to the actions described under Section 5.6.3(c), but in any event no later than five (5) Business Days prior to the date of the Parent Board Meeting (as defined below), the following shall be performed:

(i) The Parties shall cause Exchange Agent to subscribe for the Merger Shares by delivering the corresponding subscription forms, duly executed (wet-ink) and in form and substance satisfactory to Parent (the “Subscription Forms”).

(ii) If and to the extent that the settlement of the Merger Shares will be in cash, the Company shall procure that the Exchange Agent will pay in, for account of the Company, the nominal value in Swiss francs (CHF) for each Merger Share (CHF 0.80 per share or such other nominal value as may be adopted) settled in cash by electronic wire transfer (without deductions of bank charges and transfer costs) to the following special purpose blocked capital account of a Swiss bank in favor of Parent (Kapitaleinzahlungssperrkonto) in the name of Parent:

Account Holder:	NLS Pharmaceutics AG
USD Account Number:	206 -196654.61Q
IBAN:	CH72 0020 6206 1966 5461 Q
Bank Name:	UBS SWITZERLAND AG
Bank Address:	Bahnhofstrasse 45
CH-8098 Zürich
BIC/SWIFT:	UBSWCHZH80A
Reference:	Share Capital Increase of NLS Pharmaceutics Ltd.

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(iii) The Parties shall cause the Swiss bank to immediately issue a written confirmation evidencing that the nominal value for each Merger Share that was settled in cash in accordance with Section 5.6.3(b)(ii) above, has been fully credited to the following special purpose blocked capital account of Parent (Kapitaleinzahlungssperrkonto);

(iv) If and to the extent that the Merger Shares will not be settled in cash in accordance with Section 5.6.3(b)(ii) above, the Company shall procure that the Exchange Agent will settle the remaining amount of the aggregated nominal value of the Merger Shares by way of contribution in kind for account of Company, by transferring ownership of the non-cash assets to Parent, all in full compliance with art. 634 of the Swiss Code of Obligations (CO) and executing an agreement on contribution-in-kind with Parent, in form and substance satisfactory to Parent; and

(v) Parent shall procure that an auditor, duly accredited to perform such kind of auditing services in Switzerland, will deliver the auditors’ report (Prüfungsbestätigung) confirming the completeness and accuracy of the contributions of the Parent Board’s capital increase report.

(c) If and immediately after (I) the completion of all actions under Section 5.6.3(b) and (II) all conditions precedent to consummate the Merger in accordance with Article VI have been satisfied, but in any event no later than six months after the date of the EGM, Parent shall procure that Parent Board will take the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) in the presence of a public notary (the “Parent Board Meeting”).

(d) Immediately after the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) have been passed by Parent Board, Parent shall file the application together with all supporting documents with the competent commercial register.

(e) Upon registration with the competent commercial register and no later than three (3) Business Days following the filing of the commercial register application in accordance with Section 5.6.3(d) above, Parent shall deliver to the Company a copy of a share register excerpt evidencing Exchange Agent as the holder of the Merger Shares for the account of the existing shareholders of the Company who are entitled to receive a Merger Consideration in accordance with Section 2.2.1 of this Agreement.

5.7 Access to Information; Confidentiality.

5.7.0 During the Interim Period, the Company will (and shall cause each of its Subsidiaries to) give Parent and its Representatives reasonable access to all employees, research laboratories, plants, offices, properties, warehouses and other facilities and to all books and records of the Company and its Subsidiaries as Parent may reasonably request, and will cause its officers and those of its Subsidiaries to furnish Parent and its Representatives with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained herein, no investigation undertaken pursuant to this Section 5.7.0 or otherwise by or on behalf of Parent or Merger Sub shall affect or be deemed to modify any representation or warranty of the Company contained herein.

5.7.1 During the Interim Period, the Company shall provide to Parent (i) within 14 days of the end of each calendar month (commencing in November, 2024), an unaudited consolidated balance sheet as of the end of such quarter and the related statements of earnings, shareholders’ equity (deficit) and cash flows for the quarter then ended, and (ii) within 90 days of the end of each year, an audited consolidated balance sheet as of the end of such year and the related statements of earnings, shareholders’ equity (deficit) and cash flows, all of such financial statements referred to in clauses (i) and (ii) to be prepared by the Company in accordance with IFRS (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments), in each case in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and its Subsidiaries and shall fairly present in all material respects their financial condition (taking into account the differences between the quarterly and annual financial statements prepared by the Company in conformity with their past practices) as of the last day of the period then ended.

5.7.2 Parent will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company pursuant to this Section 5.7.2 pursuant to the terms of the Confidentiality Agreement.

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5.8 Public Announcements. None of Parent, Merger Sub or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, without the prior Consent of Parent (in the case of the Company) or the Company (in the case of Parent or Merger Sub), which Consents shall not be unreasonably withheld, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the SEC, NASDAQ, and Swiss regulator the ISA or the TASE if the party subject to such requirement provides copies of any such press release or public statement to the Company (in the case Parent is subject to such requirement) or Parent (in the case Company is subject to such requirement) such that to the extent reasonably practicable in light of the circumstances (including Applicable Law or the rules and regulations of, or any agreement with, the SEC, NASDAQ, any Swiss regulator, the ISA or the TASE), Parent or the Company, as applicable, is afforded a reasonable amount of time prior to the issuance thereof to review such press release or public statement and comment thereon, and Parent or the Company, as applicable, shall reasonably consider in good faith any comment of such Persons. Company and Parent shall make all required public announcements of this Agreement and the Merger following execution of this Agreement though a joint press release and an immediate report (as required under the ISL), which Intermediate Report the Company has provided to the Parent for review prior to the execution of this Agreement, Form 8-K and any other press release or report required by any Swiss Law or Swiss regulator.

5.9 Indemnification and Directors’ and Officers’ Insurance. The Company agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Parent (the “D&O Indemnified Parties”) as provided in the Parent’s articles of association or any indemnification Contract between such Person and the Parent (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Company prior to, the date of this Agreement) shall not survive the Merger and shall terminate as of the Closing. As of the Closing, Parent shall, at the Company’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of Parent’s current and former officers and directors, effective as of the Closing (the “D&O Run Off Policy”), with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to Parent. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by the Company on or prior to the Closing, and Parent shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

5.10 Notification of Certain Matters.

5.10.0 During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be reasonably expected to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in a way such that the condition to the obligations of the other party to effect the Merger set forth in Section 6.2.0 and Section 6.3.0, as applicable, not be satisfied at the Effective Time, (b) any failure by such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which has caused or would be reasonably expected to cause any condition to the obligations of the other party to effect the Merger set forth in Sections 6.2.1 and 6.3.1, as applicable, not to be satisfied at the Effective Time, and (c) the occurrence of any state of facts, change, development, effect, condition or occurrence that has resulted in or would reasonably be expected to result in a Material Adverse Effect on the Company or the Parent, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.10.0 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice or amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

5.10.1 During the Interim Period, each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Proceeding brought by any shareholder of the Company or Parent, as applicable, against the Company or Parent, as applicable, or their respective directors or executive officers in connection with the Merger or the other transactions contemplated by this Agreement. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Proceeding. The Company shall not settle or offer to settle any such Proceeding without the prior written consent of Parent, provided that such consent shall not be unreasonably withheld, conditioned, or delayed. Parent shall not settle or offer to settle any such Proceeding without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

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5.11 Affiliates; Tax Rulings.

5.11.0 102 Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming the assumption and exchange of the Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options for the Assumed Awards in accordance with Section 2.3 above shall not constitute a taxable event so long as with respect to the Section 102 Awards they are deposited with the 102 Trustee and issued in accordance with the Assumed Company Plan (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Corporation, the Exchange Agent and their respective agents from any withholding obligation with respect to the Section 102 Awards and Section 3(i) Options. The Options Tax Ruling may be a separate tax ruling or may be incorporated into the 103K Tax Ruling. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent, Merger Sub, Exchange Agent or any Person acting on their behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to any payments and the issuance of Assumed Awards in exchange for Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

5.11.1 103K Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a Tax ruling permitting any certain shareholders who are covered by such tax ruling (each, an “Covered Seller”) to defer any applicable Israeli Tax with respect to any consideration in Parent Common Stock that such Covered Seller will receive pursuant to this Agreement in accordance with the provisions of Section 103K of the Ordinance or as otherwise determined by the ITA (it being agreed that in connection therewith, the Parent shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K or other applicable sections of the Ordinance, or are otherwise customary conditions regularly associated with such a ruling or reasonably required by the ITA, including the deposit of the new Parent Common Stock with a designated 103K trustee) (the “103K Tax Ruling”). The Company shall include in the request for the 103K Tax Ruling to exempt Parent, the Surviving Corporation, the Exchange Agent, and their respective agents from any withholding obligation in connection with issuing Parent Common Stock. If the103K Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the exchange of the Company’s Shares (other than Section 102 Awards and Section 3(i) Options) as part of the transaction shall not constitute a taxable event, and (ii) the Parent and any Person acting on its behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to issuance of Parent Common Stock in exchange for exchange of the Company’s Shares in connection with the Merger (the “Interim 103K Tax Ruling”). To the extent that prior to the Closing an Interim 103K Tax Ruling shall have been obtained, then all references in this Agreement to the 103K Tax Ruling shall be deemed to refer to such Interim 103K Tax Ruling, until such time that a final definitive 103K Tax Ruling is obtained.

5.11.2 Withholding Tax Ruling. Notwithstanding anything to the contrary in Section 5.11.1, to the extent it becomes reasonably apparent to the Company that the ITA will not provide the 103K Tax Ruling in the form requested or that, if obtained, certain shareholders may not be covered under the 103K Tax Ruling, then as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors, and accountants to prepare and file with the ITA an application for a ruling (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling, the Interim Options Tax Ruling, the 103K Tax Ruling and the Interim 103K Tax Ruling, the “Tax Rulings”) that:

(a) with respect to holders of Ordinary Shares (other than Section 102 Awards and Section 3(i) Options) that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents;

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(b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Covered Sellers) and the holders of Section 102 Awards and Section 3(i) Options for which such Tax ruling shall explicitly and in writing defer to the 103K Ruling (or the Interim 103K Ruling) and the Options Tax Ruling (or the Interim Options Tax Ruling), as applicable, (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and

(c) with respect to holders of Company Equity Awards that are not Section 102 Awards or Section 3(i) Options, who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (ii) instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents.

5.11.3 The text of the applications for, filing relating to, and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned, or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the Tax Rulings, without prior coordination with Parent or its counsel, and will enable Parent’s counsel to participate in all discussions and meetings relating thereto. To the extent that the Parent’s counsel elects not to participate in any meeting or discussion, the Company’s representatives shall provide Parent’s counsel, within two Business Days of such meeting or discussion, with a full report of the discussions held.

5.11.4 Parent will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to promptly take, or cause to be taken, all actions necessary to assist the Company to obtain the Tax Rulings, provided, however, that the Company agrees to pay all the reasonable costs and expenses of Parent in relation to such efforts, including, but not limited to, reasonable fees to a legal counsel for preparation of any disclosures or prospectus. Provided any Tax Ruling is reasonably acceptable to Parent, Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the Tax Rulings, and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings.

5.12 Director Resignations. The Parent shall obtain from any director (other than Alex Zwyer) and any officer of the Parent and any Subsidiary, an executed letter effectuating his or her resignation as a director of the Parent and any Subsidiary effective as of the Effective Time.

5.13 Israeli Securities Authority Approval.

5.13.0 Prior to the execution of this Agreement, the counsels for the parties have jointly prepared and the Parent has filed an application with the ISA for a No-Action Letter (the “ISA Exemption Application” and an “ISA Exemption”, respectively). The Parent shall use reasonable best efforts to obtain the ISA Exemption. If an ISA Exemption has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall prepare and use reasonable best efforts to receive a permit from the ISA and the TASE to be exempt from publishing a prospectus as to the Merger Consideration, (the “Israel Prospectus” and the “Israel Prospectus Permit”).

5.13.1 The Company and Parent shall cooperate in connection with (i) the preparation and filing of all documents pertaining to the Israel Prospectus Permit, and (ii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Exemption, ISA Options Exemption (as defined below) or to receive the Israel Prospectus Permit, as applicable, or otherwise needed for the offering of the Merger Consideration to comply with the Israeli Securities Law. Each of the Company and Parent shall promptly notify the other upon the receipt of any

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comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to the request for the ISA Exemption and ISA Options Exemption, or the Israel Prospectus Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the ISA Exemption Application, ISA Options Exemption Application (as defined below), the ISA Exemption, the ISA Options Exemption, or the Israel Prospectus Permit, as applicable. Notwithstanding the foregoing, the final version of the ISA Exemption Application, ISA Options Exemption Application, the ISA Exemption, the ISA Options Exemption or the Israel Prospectus Permit, as applicable, including any documents and exhibits enclosed thereto need to be approved by both Parent and the Company, provided that such approval shall not be unreasonably withheld.

5.13.2 In the event that the No-Action Letter has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the Company Equity Awards under Section 2.3 hereof (the “ISA Options Exemption Application” and an “ISA Options Exemption”, respectively).

5.14 Sale of Legacy Assets.

5.14.0 Not later than 90 days after the Closing, Parent shall (i) authorize and instruct Alex Zwyer, in his capacity as a member of the Parent Board, or a member of the Parent Board identified by Alex Zwyer (in either case, the “Designated Director”), to make all necessary preparations for Legacy Sale, and (ii) appoint a Parent Board sub-committee consisting of at least three (3) members of the Parent Board, which such sub-committee shall include the Designated Director (the “Legacy Sub-Committee”), to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to conduct the Legacy Sale. Subject to Section 5.14.2, the Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing.

5.14.1 The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by the Parent or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of the Parent or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any Legacy Liabilities, shall be distributed to the shareholders of Parent as of immediately prior to the Effective Time and the Warrant Holders as of immediately prior to the Effective Time, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement.

5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

5.15 Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transaction contemplated herein, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

5.16 Parent Board Designee.

5.16.1 Following the Closing Date, Parent agrees that it will appoint to its board of directors one individual nominated in writing by Alex Zwyer (the “Nominating Party”) and acceptable to Parent (such individual and as such individual may be replaced as provided herein, the “Zwyer Designee”). During the period (the “Zwyer Designee Period”) from the Closing Date until the date that is one year after the Closing Date, Parent shall nominate for election and continue to recommend to its stockholders that the Zwyer Designee be elected to serve as a director on Parent’s board of directors. During the Zwyer Designee Period, Parent further agrees that it will not take action to remove, or recommend the removal of, the Zwyer Designee without cause therefor; provided, however, that the Nominating Party’s right to nominate the Zwyer Designee, and Parent’s obligation to appoint the Zwyer Designee to the Parent’s board of directors, shall terminate upon the expiration of the Zwyer Designee Period.

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5.16.2 As a condition to the Zwyer Designee’s appointment to Parent’s board of directors, the Zwyer Designee shall tender an irrevocable resignation that will be effective upon (1) the expiration of the Zwyer Designee Period and (2) the acceptance of such resignation by Parent’s board of directors. Parent’s board of directors will decide within 45 days of the expiration of the Zwyer Designee Period, through a process managed by the nominating and governance committee of Parent’s board of directors, whether to accept the resignation.

5.16.3 During the Zwyer Designee Period, upon any removal or resignation of the Zwyer Designee, Parent shall, within five (5) days of the receipt of written notice from the Nominating Party of the identification of a replacement nominee, appoint to fill the vacancy so created with such replacement nominee subject to the paragraph below. During the Zwyer Designee Period, the Zwyer Designee, once a director of Parent, shall be entitled to all of the rights enjoyed by other non-employee directors of Parent, including receipt of information, reimbursement of expenses and coverage under applicable director and officer insurance policies. Further, the Nominating Party agrees that it will not propose any individual as the Zwyer Designee to be a member of Parent’s board of directors whose background does not comply with or would disqualify Parent from complying with (i) applicable securities laws, (ii) contractual obligations to and rules of any market or exchange on which the Parent Common Stock is listed or quoted for trading on the date in question (including, without limitation, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTC Bulletin Board or OTCQB Marketplace operated by OTC Markets Group, Inc. (or any successors to any of the foregoing)), and (iii) the criteria for directors set forth in the then current charter of the Parent’s nominating committee, and will not disqualify Parent from being able to conduct any public offering or private placement pursuant to either Rule 506 (b) or (c) and any “bad boy” provisions of any state securities laws. To the extent that any Zwyer Designee who becomes a director and does not satisfy the conditions of the preceding sentence, that person will immediately resign, and the Nominating Party will have the right to propose a replacement person to fill such vacancy otherwise in accordance with the terms of this Section 5.16.3.

5.17 No Solicitation by Parent. 5.17.0 From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as expressly provided by Section 5.17.2 or Section 5.17.4, (i) Parent shall cease, and shall cause its officers and directors and shall direct the other Parent Representatives (as defined below) to cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated hereby); (ii) Parent shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”) to, directly or indirectly through another person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the Company or any of its Affiliates or any Company representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s confidential information; and (iv) within two (2) Business Days after the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.17 or any other provision of this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from taking and disclosing to Parent’s stockholders the fact that a Parent Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation M-A or any “stop, look and listen” statement. Any disclosure made in accordance with the foregoing sentence that specifically constitutes a Parent Adverse Recommendation Change (as defined below) shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

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5.17.1 Notwithstanding the foregoing, at any time prior to obtaining the Parent Requisite Vote, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.17.1, then Parent may (i) contact the person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (and nothing in this Agreement shall restrict Parent from entering into such an agreement) and (iii) negotiate and participate in discussions and negotiations with such person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written diligence materials regarding Parent and its subsidiaries provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

5.17.2 Except as permitted by Section 5.17.4 or Section 5.17.5, neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.17.2) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions in response to the same facts, events, circumstance or set of circumstances arising in connection with a Parent Acquisition Proposal, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5 and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5, the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.17.4 or Section 5.17.5, as applicable) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

5.17.3 If, at any time prior to the receipt of Parent Requisite Vote, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1 in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on this Agreement being terminated, which condition remains after Parent has used its reasonable best efforts to remove such condition, if (A) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement; (C) if applicable, Parent has provided the Company a copy of the proposed definitive agreements between Parent and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to clause (B) of this Section 5.17.4, Parent shall have discussed and negotiated in good faith and made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Board determines in good

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faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new three (3) day negotiation period); and (E) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law.

5.17.4 Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.17.4 and shall not be subject to this Section 5.17.5), prior to obtaining the Parent Requisite Vote the Parent Board may take any action prohibited by clause (i) of Section 5.17.3, but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.17.5, Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new three (3) day negotiation period); and (iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

5.18 Budget. The expected monthly expenditures of the Parent from the Signing Date until the Closing shall be as set forth on Schedule 5.18, and Parent shall not without the written consent of the Company, which shall not to be unreasonably withheld, conditioned or delayed, exceed such expenditures in total in any such month.

Article VI
CONDITIONS TO CONSUMATION OF THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived in writing by all Parties:

6.1.0 this Agreement and the Merger shall have been approved and adopted by the Company Requisite Vote, Parent Requisite Vote and Merger Sub Approval;

6.1.1 no statute, rule, regulation, executive order, decree, ruling, Applicable Law, Order or injunction shall have been enacted, entered, promulgated, or enforced and remain in effect by any United States federal or state, Israeli or foreign court or United States or Israeli or foreign Governmental Entity that prohibits, restrains, enjoins, or materially restricts the consummation of the Merger;

6.1.2 all Consents of, or declarations or filings with, and all expirations or early terminations of waiting periods required from, any Governmental Entity under Applicable Laws, that are listed on Schedule 6.1.2 of this Agreement shall have been filed, have occurred or been obtained (all such Consents and the lapse of all such waiting periods set forth on Schedule 6.1.2 of this Agreement being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect;

6.1.3 the Form F-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings by the SEC seeking a stop order;

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6.1.4 The Merger of the Company and the Merger Sub shall be declared effective and that the issuance by either (i) a court in Israel of an approval of the Merger under Section 350 of the Israel Companies Law [1999], or (ii) the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL,

6.1.5 the boards of directors of each Parent and Company shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

6.1.6 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 of this Agreement;

6.1.7 the Parties shall have made all the Required Filings;

6.1.8 Parent shall have taken all necessary actions to effectuate a reverse stock split of the Parent share capital, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of Parent share capital post such stock split;

6.1.9 Parent shall have obtained the (i) ISA Exemption, or, (ii) to the extent that such no ISA Exemption has been obtained, an Israel Prospectus Permit shall have been obtained and the Israel Prospectus shall have been filed and the ISA Options Exemption shall have been obtained;

6.1.10 except as agreed upon by the Parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

6.1.11 the 103K Tax Ruling shall have been approved by the ITA;

6.1.12 except as agreed upon by the Parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect;

6.1.13 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 and/or described in Section 5.6.3 of this Agreement; and

6.1.14 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4 and/or described in Section 5.6.3(e) of this Agreement.

6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

6.2.0 (i) each of the representations and warranties of Parent set forth in Sections 4.1.0, 4.3 and 4.6.1 above shall be true and correct in all respects, at and as of the Closing Date; and (ii) the other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent;

6.2.1 each of the covenants and obligations of Parent and Merger Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

6.2.2 Parent shall not have suffered a Material Adverse Effect after the date hereof;

6.2.3 Parent shall have paid off, redeemed or satisfied all of its Vendor Indebtedness, provided that failure to so pay off, redeem or satisfy such Vendor Indebtedness shall not give rise to a claim of damages by Company against Parent;

6.2.4 Parent shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

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6.2.5 the NASDAQ shall have rescinded its notice to the Company dated October 28, 2024, as to the Company’s failure to satisfy NASDAQ criteria for listing and trade thereon;

6.2.6 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4;

6.2.7 At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by Parent in connection with the sale of Parent Common Stock to investors introduced to Parent by the Company or its representatives (“Investors”).

6.2.8 The (i) directors of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal who shall remain in part-time positions with the Parent), (iii) the officers of the Company immediately prior to the Effective Time shall be appointed as officers of the Parent, and (iv) the Parent Board shall call to convene an extraordinary shareholders’ meeting of Parent for the election of the board of directors as designated by the Company immediately prior to the Effective Time to be elected as the board of directors of Parent;

6.2.9 Parent shall have delivered to the Company a certificate, duly executed by an executive officer of Parent, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.2.0, 6.2.1, 6.2.2 and 6.2.7 above; and

6.2.10 The Parent Common Stock shall remain listed on the Nasdaq Capital Market and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of the Parent Common Stock to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq Listing application for initial listing of Parent following the Merger and of the Parent Common Stock being issued pursuant to this Agreement shall have been approved.

6.3 Conditions to the Obligations of the Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

6.3.0 (i) each of the representations and warranties of the Company set forth in Sections 3.1.0, 3.3, and Section 3.6.1 shall be true and correct in all respects at and as of the Closing Date, and (ii) the other representations and warranties of the Company contained in Article III of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

6.3.1 each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement, including, without limitation, the covenants set forth in Section 5.4, shall have been duly performed in all material respects at or before the Effective Time;

6.3.2 the Company shall not have suffered a Material Adverse Effect after the date hereof;

6.3.3 the D&O Run Off Policy shall be in effect;

6.3.4 a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by this Agreement;

6.3.5 at the Effective Time, Company shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least (i) USD $3,500,000 minus (ii) any proceeds received by Parent following the Signing Date in connection with the sale of Parent Capital Stock to Investors;

6.3.6 the Company shall have received Tax Rulings in form and substance reasonably acceptable to Parent;

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6.3.7 the Company shall have provided evidence reasonably satisfactory to Parent that the Company and Shares shall be delisted from the TASE effective as of the Effective Time;

6.3.8 the Company shall have provided evidence reasonably satisfactory to Parent that the Company has taken all actions necessary and desirable to provide for the assumption by Parent of the Awards and the Company Plans; and

6.3.9 the Company shall have delivered to Parent a certificate, duly executed by an executive officer of the Company, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.3.0, 6.3.1, 6.3.2, and 6.3.5 above.

Article VII
Termination

7.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

7.1.0 By mutual written consent of Parent and the Company;

7.1.1 By either Parent or the Company, upon delivery of written notice to the other, if the Closing shall not have occurred on or before January 31, 2025 (the “Termination Date”); provided, however, that neither Parent nor the Company will be entitled to terminate this Agreement under this Section 7.1.1 if such Person’s material breach of or material failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

7.1.2 By either Parent or the Company, upon written notice to the other, if a Governmental Entity having competent jurisdiction shall have issued or entered any Order or taken any action, or enacted any Applicable Law, which, in any such case permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable or such Applicable Law is in effect; provided, however that, the Party seeking to terminate this Agreement pursuant to this Section 7.1.2 shall have used reasonable best efforts to remove such Order or Applicable Law or reverse such action;

7.1.3 By Parent, (i) if the Company shall have breached, or failed to comply with, any of its covenants or obligations under this Agreement, or any representation or warranty made by the Company set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.3.0 or 6.3.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after the date of delivery by Parent to the Company of notice of such breach, and (y) the Termination Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1.3 if Parent is then in material breach of this Agreement);

7.1.4 By the Company, (i) if Parent or Merger Sub shall have breached, or failed to comply with any of its covenants or obligations under this Agreement or any representation or warranty made by Parent or Merger Sub set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.2.0 or 6.2.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after delivery by the Company to Parent of notice of such breach, and (y) the Termination Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1.4 if the Company is then in material breach of this Agreement);

7.1.5 By Parent, if (i) the Company Board or any committee thereof shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement; (ii) within 10 days after Parent’s request, the Company Board or any committee thereof shall fail to reaffirm such approval or recommendation; or (iii) the Company Board or any committee thereof shall resolve to take any of the actions specified in this Section 7.1.5;

7.1.6 By either Parent or the Company, if the Company Requisite Vote shall fail to have been obtained at the Company Shareholder Meeting, including any adjournments thereof;

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7.1.7 By either Parent or the Company, if the Parent Requisite Vote shall fail to have been obtained at the Parent Shareholder Meeting, including any adjournments thereof; or

7.1.8 By Parent, prior to obtaining the Parent Requisite Vote to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.17.4.

7.2 Effect of Termination.

7.2.0 In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the Parties (or any stockholder, director, officer, employee, agent, consultant or representative of such Parties), except (i) as set forth in Section 5.7.2, in this Section 7.2, and in Article VIII; and (ii) nothing herein shall relieve any Party from liability for any (i) fraud or (ii) willful and material breach hereof occurring prior to such termination.

7.2.1 Parent shall pay the Company by way of compensation the Termination Fee, the Company Operating Expenses, and the Transaction Expenses immediately after termination if Parent shall have terminated this Agreement pursuant to Section 7.1.8. All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly make any payment required under this Section 7.2.1 and the Company commences a suit to collect such payment, Parent shall also pay the Company for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 7.2.1. The payment by Parent of the Termination Fee, the Company Operating Expenses, and the Transaction Expenses to the Company pursuant to this Section 7.2.1, including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely pay, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement pursuant to Section 7.1.8. Further upon any such termination, Parent shall return (i) to each of the Investors the amounts invested in the Parent by each of such Investors, against return of Parent Common Stock issued to such Investors in such investment, and (ii) to each of the holders of warrants of the Parent that included payment of Black & Scholes value of such warrant under certain circumstances, the value of such Black & Scholes payment, against return by the holders of such warrants of Parent Common Stock issued to such warrant holders in consideration for the waiver of Black & Scholes payments in such warrants. Each of the Investors and the holders of such warrants are deemed third-party beneficiaries of this Section 7.2.1 only.

7.2.2 The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, that without these agreements the Parties would not enter into this Agreement and the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that, together with the reimbursement of the Company Operating Expenses and the Transaction Expenses, will compensate the Company in the event this Agreement is terminated pursuant to Section 7.1.8 for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to payment of the Termination Fee, the Company Operating Expenses, or the Transaction Expenses on more than one occasion.

7.2.3 As a condition for the payment of the Company Operating Expenses and the Transaction Expenses, the Company agrees to deliver to Parent written statements from the Company’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from the Company, in connection with services provided with respect to this Agreement or any of the transactions set forth herein, setting forth the total amount of fees, with a reasonable breakdown, with respect to services rendered through the Termination Date.

7.3 Fees and Expenses. All legal, accounting, investment banking, advisory, printing, filing and other fees, costs and expenses incurred in connection with the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements shall be borne and paid for by the Party incurring such fees, costs, and expenses.

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Article VIII
MISCELLANEOUS

8.1 Non-Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its term requires performance after the Effective Time, provided that nothing herein shall limit or terminated the liability of any Party hereto for any willful breach hereof.

8.2 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the shareholders of the Company or the Parent but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the Parties hereto.

8.3 Extension; Waiver. At any time prior to the Effective Time, each Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such Party. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

8.4 Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Transaction Agreements) constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the Parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement, and shall continue in full force and effect until the earlier to occur of the Effective Time or the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Merger Sub may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations.

8.5 Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal, or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.6 Notices. All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that telephonic confirmation of receipt of such notice by the addressee thereof), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub:

NLS Pharmaceutics Ltd
Address: The Circle 6
8058 Zurich, Switzerland
Attention: Alexander Zwyer
Email: acz@nls-pharma.com

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with a copy (which shall not count as notice) to:
Sullivan & Worcester LLP
1251 Avenue of the Americas, 19th Floor
New York, NY 10020
Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour
Email: ohareven@sullivanlaw.com, rbenbassat@sullivanlaw.com, barmour@sullivanlaw.com and if to the Company:
Kadimastem Ltd.
Pinchas Sapir St
Rehovot Israel
Email: Ronen Twito <ronentw@kadimastem.com>

with a copy (which shall not count as notice) to:
Ilan Gerzi, Adv.
Pearl Cohen
7 Times Square
New York, NY 10036
igerzi@pearlcohen.com

8.7 Governing Law and Venue; Waiver of Jury Trial.

8.7.0 Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of this Agreement, this Agreement shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of Delaware. Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The Parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

8.7.1 EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.1.

8.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns and, nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

8.10 Certain Definitions. For the purposes of this Agreement the term:

8.10.0 “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

8.10.1 “103K Trustee” means AltShares Trusts Ltd. who shall serve as trustee in accordance with the 103K Tax Ruling, if a trustee is required thereunder;

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8.10.2 “Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, (including all directors and officers of such Person) controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

8.10.3 “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state, or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree, or other requirement of any Governmental Entity applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants, or agents;

8.10.4 “Award” means a Section 102 Award, a Section 3(i) Option, or an Equity Award of any other kind;

8.10.5 “Business” means the business conducted by Parent or any Subsidiary thereof prior to the Effective Time other than the Legacy Business;

8.10.6 “Business Day” means, save as otherwise defined for purposes of Section 5.4.0 above, any day other than a Friday, Saturday, a Sunday or other day on which the NASDAQ or banks in the City of New York or Israel are closed;

8.10.7 “Capital Stock” means (a) any capital stock, common stock, preferred shares or preferred stock, partnership or membership interests, limited liability company interests, units of participation or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof or other similar interest (however designated); and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitled any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person, including stock appreciation, phantom stock, profit participation or other similar rights;

8.10.8 “Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by Parent; provided that Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by Parent, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Parent Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by Parent is subject to any restrictions on its availability or use;

8.10.9 “Closing Indebtedness” means, as of the Reference Time, the aggregate amount of all Indebtedness of the Company determined in accordance with U.S. GAAP or other applicable accounting principles;

8.10.10 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

8.10.11 “Company Audited Financial Statements” means the audited balance sheet of the Company, as of December 31, 2022 and December 31, 2023 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve (12)-month periods then ended;

8.10.12 “Company Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by the Company; provided that Company Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by the Company, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by the Company is subject to any restrictions on its availability or use;

8.10.13 “Company Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.14 “Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Securities Filings, including the Company Audited Financial Statements;

8.10.15 “Company Operating Expenses” means, a monthly amount equal to the documented operating costs of the Company beginning on July 28, 2024, up to a maximum of $250,000 per month, and pro-rated for any partial month;

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8.10.16 “Company’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 8.10.12 hereto and/or as otherwise incurred in the ordinary course of business;

8.10.17 “Company Property” means any real property and improvements owned, leased, used or operated by the Company or any of its Subsidiaries;

8.10.18 “Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.19 “Company Requisite Vote” means the affirmative vote of the holders of Ordinary Shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Company Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Company, the rules and regulations of TASE, and applicable Law.

8.10.20 “Competition Law” means the Israel Economic Competition Law [1988];

8.10.21 “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement entered into as of July 2, 2024 by and between Parent and the Company;

8.10.22 “Consent” means any filings, permits, licenses, permits, waivers, orders, authorizations, consents, and approvals;

8.10.23 “Contract” means any agreement, contract, instrument, note, bond, mortgage, commitment, lease, guaranty, indenture, license, or other instrument, arrangement or understanding (and all amendments, side letters, modifications, and supplements thereto) between parties or by one party in favor of another party, whether written or oral;

8.10.24 “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof;

8.10.25 “COVID Related Deferrals” means any Tax liabilities or other amounts for or allocable to any Taxable period (or portion thereof) ending on or prior to the Closing Date, the payment of which is deferred, on or prior to the Closing Date, to a Taxable period (or portion thereof) beginning after the Closing Date pursuant to any Applicable Law related to COVID-19 or executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19;

8.10.26 “CVR Agreement” means the Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit B, to be entered into between Parent and VStock Transfer, LLC (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of CVRs in connection with the consummation of the Legacy Sale.

8.10.27 “Employee” means any current, former, or retired employee, director, or officer of the Company or any of its Subsidiaries;

8.10.28 “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, orders, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause, “Claims”), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment;

8.10.29 “Environmental Laws” means any statute, law, rule, regulation, ordinance, code, or rule of common law promulgated by any Governmental Entity in the United States, the State of Israel, or any other applicable jurisdiction, and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Effective Time, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials;

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8.10.30 “Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.31 “Exchange Act” means the Securities Exchange Act of 1934, as amended;

8.10.32 “Exchange Ratio” means the number of shares of Parent Common Stock to be issued for each Share, as calculated in accordance with Exhibit C and taking into account the Company Closing Cash, the Closing Indebtedness, and the Closing Cash; provided, however, the Parties shall amend Exhibit C by mutual consent to reflect sales of Parent Common Stock to the Investors following the Signing Date and prior to the Closing.

8.10.33 “Executive Order” means Executive Order No. 13224 –Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time;

8.10.34 “Governmental Entity” means any Israeli, United States (federal, state, or local) or foreign government, any political subdivision thereof or any court or tribunal, or administrative, governmental, or regulatory body, agency, department, instrumentality, body, commission or other governmental agency or authority;

8.10.35 “GAAP” means Generally Accepted Accounting Principles.

8.10.36 “Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity;

8.10.37 “IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

8.10.38 “Indebtedness” means at any specified time, any of the following indebtedness of any Person (whether or not contingent and including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations; (d) any obligations of such Person to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business; (e) all liabilities of such Person arising from cash/book overdrafts; (f) all liabilities of such Person under conditional sale or other title retention agreements; (g) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (h) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person; (i) with respect to the Company, the net amount of any obligation or liability of the Company to the Company or any Affiliate thereof (excluding all employment or consulting compensation, employee benefits or expense reimbursement payable to any Affiliate in accordance with the Company’s existing policies and procedures); (j) all COVID Related Deferrals; and (k) all unpaid Taxes (whether or not due and payable) as of the Closing Date;

8.10.39 “Intellectual Property” means: (a) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); (b) patents (including any continuations, continuations in part, renewals, extensions and applications for any of the foregoing) (collectively, “Patents”); (c) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively, “Copyrights”); (d) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies; and (e) with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets”);

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8.10.40 “ISA” means the Israeli Securities Authority;

8.10.41 “ISL” means Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder;

8.10.42 “ITA” means the Israeli Tax Authority;

8.10.43 “Knowledge” or “Known” means, (a) with respect to any the Company, the actual knowledge of the officers and directors thereof in office as of the date hereof, after reasonable inquiry of the personnel, books and records of the Company and its Subsidiaries; and (b) with respect to Parent, the actual knowledge of Alex Zwyer, Chief Executive Officer, Elena Thyen, Chief Financial Officer, or Eric Konofal, Chief Scientific Officer, in each case after reasonable inquiry;

8.10.44 “Labor Agreement” means any (a) collective bargaining agreement, or (b) other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings, the terms of which are set forth by Applicable Law) in each case, between the Company or any of its Subsidiaries, on the one hand, and a labor or trade union, labor organization or works council on the other hand;

8.10.45 “Latest Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2024 (the “Latest Balance Sheet Date”);

8.10.46 “Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Entity, and as amended from time to time;

8.10.47 “Legacy Assets” means, as of the Effective Time, any Intellectual Property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of Parent and its Subsidiaries related solely to any product candidate of Parent and its Subsidiaries other than Dual Orexin Agonist platform (DOXA).

8.10.48 “Legacy Liabilities” means, as of the Effective Time, the Liabilities of Parent and its Subsidiaries arising solely in respect of the Legacy Assets;

8.10.49 “Liability” or “Liabilities” means, with respect to any Person, (i) any liability, indebtedness (including Indebtedness), commitment, or obligation of such Person of any kind whatsoever, whether known or unknown, whether fixed or unfixed, whether choate or inchoate, whether asserted or unasserted, whether determined, determinable or otherwise, whether perfected or unperfected, whether secured or unsecured, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect or consequential, whether due or to become due, and whether or not required to be accrued on the financial statements of such Person; and (ii) any Requisite Regulatory Approvals;

8.10.50 “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset or any agreement so to encumber such asset;

8.10.51 “Lookback Date” means the date that is six (6) years prior to the date of this Agreement;

8.10.52 “Material Adverse Effect” means on or with respect to (x) the Company and its Subsidiaries (taken as a whole), or (y) Parent and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on:

(a) the business, assets, Liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, provided that “Material Adverse Effect” for purposes of this sub-Section (a) shall be deemed to exclude the impact of (a) changes in Applicable Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (b) changes or modifications in US GAAP (in the case of Parent or its Subsidiaries) or IFRS (in the case of the Company or its Subsidiaries), (c) actions and omissions of such Person taken with the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), (d) general national or international economic, financial, political or business conditions, (e) acts of terrorism or war (whether or not declared), (f) changes
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to the industries in which such Person or its Subsidiaries, as the case may be, operates in general and not specifically relating to such Person or its Subsidiaries, (g) the announcement of this Agreement or the Merger, including, without limitation, any stockholder litigation related to this Agreement, (h) changes in the price or trading volume of the Shares or the Parent Common Stock, as the case may be (it being understood that any cause underlying such change may be taken into consideration when determining whether a Material Adverse Effect has occurred unless such cause is otherwise excluded), or (i) any failure by such Person to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless such cause is otherwise excluded); and provided further that clauses (a), (b), (d) and (e) above shall be considered for purposes for determining whether there has been a Material Adverse Effect to the extent such state of facts, change, development, effect, condition or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industry or territory in which such Person operates; or

(b) the legality of such Person to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement;

8.10.53 “Merger Sub Approval” means the affirmative vote of the holders of the Merger Sub’s ordinary shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Merger Sub’s shareholders meeting to be held in connection with the Merger, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Merger Sub and applicable Law;

8.10.54 “NASDAQ” means the Nasdaq Capital Market and any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, LLC (or any other tier or market thereof on which the securities of Parent may at any time be listed);

8.10.55 “NASDAQ Rules” means the NASDAQ Listing Rules (5000 Series);

8.10.56 “NIS” means New Israeli Shekel, the legal currency of the State of Israel;

8.10.57 “No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Parent or applicable holders of the Parent’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Parent Equity Awards;

8.10.58 “Order” means any writ, decree, order, judgment, injunction, rule, ruling, encumbrance, voting right, or Consent of or by a Governmental Entity or arbitrator;

8.10.59 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder;

8.10.60 “Ordinary Share(s)” means the ordinary shares of the Company, with no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

8.10.61 “Parent Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition, purchase or license from Parent or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Parent Board (or any committee thereof) in good faith) of assets (including capital stock of Parent’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, or similar transaction to which Parent or any of its subsidiaries is a party, of Parent and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Parent or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or

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indirect parent of Parent or such surviving entity, or (ii) the owners of outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole immediately prior to such transaction would own less than 50% of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity;

8.10.62 “Parent Common Stock” means the common stock, 0.80 Swiss Franc (CHF) par value per share, of the Parent. All references to numbers of shares of Parent Common Stock, and the par value of the Parent Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Parent Common Stock occurring after the Signing Date.

8.10.63 “Parent Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Parent Common Stock;

8.10.64 “Parent Financial Statements” means all of the financial statements of the Parent and its Subsidiaries included in the Parent Securities Filings;

8.10.65 “Parent Intervening Event” means a material event or circumstance not known to the Parent Board on the date of this Agreement, which event or circumstance becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Parent Intervening Event: (a) a Parent Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Parent Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the price of the shares of Parent Common Stock and/or shares of Parent Common Stock, in and of itself.;

8.10.66 “Parent’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 0 hereto;

8.10.67 “Parent Plans(s)” means the Parent’s 2021 Stock Option Plan;

8.10.68 “Parent Recommendation” means the recommendation of the Parent Board that the shareholders of the Parent approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.69 “Parent Requisite Vote” means the affirmative vote of the holders of Parent Common Stock satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Parent Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Parent, the rules and regulations of the SEC and CSE, and applicable Law.

8.10.70 “Parent Superior Proposal” means a Parent Acquisition Proposal (with all percentages in the definition of Parent Acquisition Proposal changed to 50%) made by any person on terms that the Parent Board (or any committee thereof) determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, and considering such factors as the Parent Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to Parent stockholders than the Merger (including taking into account any applicable Termination Fee);

8.10.71 “Parent Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses payable or reimbursable by Parent to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by Parent in connection with the transactions;

8.10.72 “Parties” means Parent, Merger Sub and the Company; and “Party” means any one of them;

8.10.73 “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity;

8.10.74 “Proceeding” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, inquiry, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, whether at law or in equity;

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8.10.75 “Products and Services” means all proprietary products and services, including software products and services (including software as a service), of a company and its Subsidiaries that are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of such company and its Subsidiaries or otherwise used in the operation of the business of such company and its Subsidiaries, or are currently under development by or for such company and its Subsidiaries;

8.10.76 “R&D Law” means the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 and the rules and regulations promulgated thereunder;

8.10.77 “Reference Time” means the close of business of Parent on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Parent hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time);

8.10.78 “Related Party” means as to any Person, any Affiliate or Subsidiary of such Person, any director, officer, member, or employee of such Person or any Affiliate or Subsidiary of such Person, any immediate family member of a director or officer or member of such Person or any Affiliate or Subsidiary of such Person, or any holder of one percent (1%) or more of the Capital Stock of such Person;

8.10.79 “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, or seeping into or upon any land or water or air, or otherwise entering into the environment;

8.10.80 “Restricted Person List” means the (i) Office of Foreign Assets Control of the United States Department of Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the State Department’s Nonproliferation Sanctions Lists;

8.10.81 “Section 102” means Section 102 of the Ordinance;

8.10.82 “Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Ordinance, Section 102 Non Trustee Awards, Section 102 Non Trustee Shares and Section 102 Shares;

8.10.83 “Section 102 Non Trustee Awards” means any Equity Awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance;

8.10.84 “Section 102 Non Trustee Shares” means any Shares that were issued upon exercise of Section 102 Non Trustee Awards and at the Effective Time are held by the 102 Trustee;

8.10.85 “Section 102 Shares” means any Ordinary Shares that were issued under Section 102 or upon exercise or settlement of Section 102 Awards and at the Effective Time are held by the 102 Trustee;

8.10.86 “Section 3(i) Option” means Equity Awards granted and subject to tax pursuant to Section 3(i) of the Ordinance;

8.10.87 “Securities Act” means the Securities Act of 1933, as amended;

8.10.88 “Subsidiary” or “Subsidiaries” of the Company, Parent, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, more than 50% of the equity securities or more than 50% of the rights to profits or assets on liquidation, (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the board of directors or other governing body of such corporation or other legal entity;

8.10.89 “Tax” or “Taxes” means (a) all national, federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, healthcare fees, national insurance, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any

Annex A-60

kind whatsoever, whether disputed or not, levied under the authority of any Governmental Entity, whether the State of Israel, Switzerland, the United States or any other country or their political subdivisions, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (b) any liability for payment of amounts described in clause (a) above, whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (c) any liability for the payment of amounts described in clause (a) or (b) above as a result of any tax sharing, tax indemnity or tax allocation agreement or as a result of any other express or implied agreement to indemnify any other Person for such amounts;

8.10.90 “Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with any Governmental Entity with respect to Taxes;

8.10.91 “Third Party” or “third party” means any Person or group other than Parent, Merger Sub, or any Affiliate thereof;

8.10.92 “Trading Market” means any of the following markets or exchanges on which Parent Common Stock and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the TASE (or any successors to any of the foregoing).

8.10.93 “Transaction Agreements” means this Agreement, and all other agreements, instruments, and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by this Agreement;

8.10.94 “Transaction Expenses” means an amount equal to (i) the aggregate documented fees and expenses payable or reimbursable by the Company to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the documented fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by the Company in connection with the transactions;

8.10.95 “Termination Fee” means an amount equal to $10,000,000;

8.10.96 “U.S. GAAP” means accounting principles generally accepted in the United States consistently applied in accordance with past practices;

8.10.97 “Valid Tax Certificate” means, subject to any other provision in the Tax Rulings, a valid certificate, ruling or any other written instructions, that is in force on the payment date, relating to Tax withholding, issued by the ITA in form and substance satisfactory to the Israeli-Sub Agent (the application for which Parent will be allowed to review upon request) that is applicable to the payments to be made pursuant to this Agreement stating that no withholding or that a reduced withholding rate of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, but subject to any other provision in the Tax Rulings, (i) a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 shall not constitute a Valid Tax Certificate; and (ii) a valid tax certificate issued pursuant to the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in a Sale of a Security, a Mutual Fund Unit, or Future Transactions), 5763-2002, as well as the Tax Rulings, as and if obtained, shall each constitute a Valid Tax Certificate; and

8.10.98 “Vendor Indebtedness” means at any specified time all the trade and vendor payables, and Parent’s debts to its officers, directors and shareholders.

8.11 Specific Performance. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement, including in the event that this Agreement is terminated due to failure to satisfy a condition or otherwise. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without the

Annex A-61

necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Applicable Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party.

8.12 Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The terms, “herein,” “hereof,” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word, “or” shall be inclusive and not exclusive. The information contained in this Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and any other Schedules or the Exhibits hereto are disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any Consent to be provided by a Party pursuant to this Agreement shall be deemed effective for all purposes of this Agreement if such Consent is provided via email.

8.13 Disclosure Schedules.

8.13.0 Parent has set forth certain information in the Parent Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of the Parent Disclosure Schedule need not be set forth in any other section of the Parent Disclosure Schedule so long as its relevance to such other section of the Parent Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the text of such disclosure in such Parent Disclosure Schedule or such matter is specifically cross-referenced. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Parent Disclosure Schedule does not and shall not be deemed to be an admission or materiality or create or imply a standard of materiality hereunder.

8.13.1 The Company Disclosure Schedule and the Parent Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, and covenants of the holders of the Shares and the Company, on the one hand, and Parent, on the other hand, respectively, contained in this Agreement. Matters reflected in the Company Disclosure Schedule or Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

8.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties to this Agreement and delivered to the other Parties hereto. Any such counterpart delivered as a .pdf, .tif, .gif, .jpeg or similar attachment by electronic mail or by electronic signature delivered by electronic transmission (any such delivery, “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a counterpart or signature, or the fact that any counterpart or signature was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each Party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature pages follow]

Annex A-62

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PARENT
NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon (Jacob)
	Title:	Director
COMPANY
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Executive Chairman
By	/s/ Uri Ben Or
	Name:	Uri Ben Or
	Title:	Chief Financial Officer

[Signature page to Agreement Of Merger And Plan Of Reorganization]

Annex A-63

AMENDMENT

TO THE

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Amendment, dated January 30, 2025 (this “Amendment”) to the Agreement of Merger and Plan of Reorganization dated November 4, 2024 (the “Agreement”) between Kadimastem Ltd., an Israeli publicly traded company limited by shares (“Kadimastem”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland and includes any successor company thereto (the “NLS”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (and together with Kadimastem and NLS, the “Parties”).

WHEREAS, the Parties are parties to the Agreement, and

WHEREAS, the Parties desire to amend the Agreement to clarify their intentions with respect to the terms of the terms thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.     Section 5 is amended to add the following subsection 5.19 immediately at the end of such Section:

The Parties agree that if any holder of Shares as of immediately prior to the Effective Time is entitled to receive Merger Consideration that would result in such holder owning Parent Common Stock in excess of the Beneficial Ownership Limitation (such excess amount of shares, the “Excess Beneficial Ownership Shares”), the Merger Consideration received by such holder shall be as provided for in Article II hereof except that any Merger Consideration in excess of the Beneficial Ownership Limitation shall be issued by Parent as pre-funded warrants exercisable for a number of shares of Parent Common Stock equal to such Excess Beneficial Ownership Shares and exercisable at an exercise price equal to par value of Parent Common Stock as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share. The Parties maintain the rights and ability to enter into any agreements and make any necessary changes to perform the terms of this Section 5.19.

2.     Section 8.10 is amended to include the following definitions of defined term:

“Beneficial Ownership Limitation” shall mean 9.99% of the number of the Parent Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration.

3.     Further, notwithstanding Section 7.1.1 of the Agreement, the Termination Date shall be extended from January 31, 2025, to April 30, 2025.

4.     Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms as set forth in the Agreement.

5.     This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby, this Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

6.     The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

7.     This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

Annex A-64

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PARENT
NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director
COMPANY
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	CEO & Chairman

Annex A-65

AMENDMENT NO. 2

TO THE

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Amendment is made as of February 17, 2025 (this “Amendment”) to the Agreement of Merger and Plan of Reorganization, dated November 4, 2024 (as previously amended on January 30, 2025, the “Agreement”), between Kadimastem Ltd., an Israeli publicly traded company limited by shares (“Kadimastem”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “NLS”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (and together with Kadimastem and NLS, the “Parties”).

WHEREAS, the Parties are parties to the Agreement, and

WHEREAS, the Parties desire to amend the Agreement to clarify their intentions with respect to the terms of the terms thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.     Section 5 is amended to replace subsection 5.16 with the following subsection 5.16:

5.16       Parent Board Designee.

5.16.1    During the period (the “Zwyer Designee Period”) from the Closing Date until the date that is one year after the Closing Date, Parent shall not take action to remove, or recommend the removal of, Mr. Alexander Zwyer from the Parent’s board without cause therefor, and shall nominate for election and continue to recommend to its shareholders that Mr. Zwyer be elected to serve as a director on Parent’s board of directors; provided, however, that Parent’s obligation to appoint Mr. Zwyer to the Parent’s board of directors, shall terminate upon the expiration of the Zwyer Designee Period.

5.16.2    As a condition to the Mr. Zwyer’s appointment to Parent’s board of directors, Mr. Zwyer shall tender an irrevocable resignation that will be effective upon (1) the expiration of the Zwyer Designee Period and (2) the acceptance of such resignation by Parent’s board of directors. Parent’s board of directors will decide within 45 days of the expiration of the Zwyer Designee Period, through a process managed by the nominating and governance committee of Parent’s board of directors, whether to accept the resignation.

5.16.3     During the Zwyer Designee Period, Mr. Zwyer shall be entitled to all of the rights enjoyed by other non-employee directors of Parent, including receipt of information, reimbursement of expenses and coverage under applicable director and officer insurance policies. Further, Mr. Zwyer will immediately resign if he does not comply with or would disqualify Parent from complying with (i) applicable securities laws, (ii) contractual obligations to and rules of any market or exchange on which the Parent Common Stock is listed or quoted for trading on the date in question (including, without limitation, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTC Bulletin Board or OTCQB Marketplace operated by OTC Markets Group, Inc. (or any successors to any of the foregoing)), and (iii) the criteria for directors set forth in the then current charter, if any, of the Parent’s nominating committee, and will not disqualify Parent from being able to conduct any public offering or private placement pursuant to either Rule 506 (b) or (c) and any “bad boy” provisions of any state securities laws.

2.    Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms as set forth in the Agreement.

3.    This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby, this Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

Annex A-66

4.    The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

5.    This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

Annex A-67

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PARENT
NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director
COMPANY
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	CEO & Chairman

Annex A-68

AMENDMENT NO. 3

TO THE

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Amendment is made as of May 5, 2025 (this “Amendment”) to the Agreement of Merger and Plan of Reorganization, dated November 4, 2024 (as previously amended on January 30, 2025 and on February 17, 2025, the “Agreement”), between Kadimastem Ltd., an Israeli publicly traded company limited by shares (“Kadimastem”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “NLS”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (and together with Kadimastem and NLS, the “Parties”).

WHEREAS, the Parties are parties to the Agreement, and

WHEREAS, the Parties desire to amend the Agreement to clarify their intentions with respect to the terms thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.      Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025, the Termination Date shall be extended from April 30, 2025 to June 30, 2025.

2.      Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms as set forth in the Agreement.

3.      This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby, this Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

4.      The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

5.      This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

Annex A-69

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
NLS PHARMACEUTICS (Israel) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Chief Executive Officer & Chairman

Annex A-70

FOURTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fourth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of June 5, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, and as further amendment as of May 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE , in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Section 2.1.0(a). Section 2.1.0(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest.”

2. Amendment to Section 2.1.3(a). Section 2.1.3(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) Reserved.”

3. Amendment to Section 2.1.3(b). Section 2.1.3(b) of the Agreement shall be amended in its entirety to read as follows:

“(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, (c) a good faith calculation of Parent’s estimate of the Parent Adjusted Cash Amount, and (d) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness, Closing Cash, and Parent Adjusted Cash Amount, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company.”

4. Amendment to Section 5.14.2. Section 5.14.2 of the Agreement shall be amended in its entirety to read as follows:

“5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and

Annex A-71

instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient. Notwithstanding anything to the contrary contained herein, unless Parent has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets, or unless otherwise determined by the board of directors of Parent, Parent shall, beginning on the one-year anniversary of the Closing Date, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.”

5. Amendment to Section 6.2.7. Section 6.2.7 of the Agreement shall be amended in its entirety to read as follows:

“At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts).”

6. Amendment to Section 6.2.8. Section 6.2.8 of the Agreement shall be amended in its entirety to read as follows:

“6.2.8 The (i) directors of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal, who shall remain in a part-time position with Parent), (iii) officers of the Company immediately prior to the Effective Time shall have been appointed as officers of the Parent as of the Effective Time, and (iv) Parent shall have convened the Parent Shareholder Meeting and shall have elected the Company Board members as members of the board of directors of Parent, effective as of the Effective Time”

7. Amendment to Section 8.10. Section 8.10 of Agreement shall be amended to include the following definitions in alphabetical order:

“Basic Ratio Share Split” means the initial target post-Closing fully diluted Parent share split of 85% for shareholders of the Company and 15% for shareholders of Parent, subject to the adjustments as set forth herein.

“Company Adjusted Percentage” means the result, expressed as a percentage, of (a) 100% minus (b) the Parent Adjusted Percentage;

“Combined Company Valuation” means the quotient obtained by dividing (a) the Parent Valuation by (b) 0.15, which such valuation reflects the Basic Ratio Share Split;

“Fully Diluted Parent Common Stock” means, as of any specified date, the total number of shares of Parent Common Stock outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire shares of Parent Common Stock (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Fully Diluted Shares” means, as of any specified date, the total number of Shares outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire Shares (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Merger Shares” means the total number of Parent Common Stock to be issued by Parent to Company shareholders in connection with the Merger, calculated as the result of (a) (x) the Fully Diluted Parent Common Stock as of immediately prior to the Closing divided by (y) the Parent Adjusted Percentage, multiplied by (b) the Company Adjusted Percentage, multiplied by (c) the Parent Shareholder Percentage;

“Outstanding Shares” means, as of immediately prior to the Effective Time, the total number of Shares issued and outstanding;

“Parent Adjusted Cash Amount” means the result of (a) Closing Cash minus (b) $600,000 minus (c) the amount of any distributions or Closing Indebtedness; provided that if the Parent Adjusted Cash Amount is equal to or greater than $0, that amount shall be referred to herein as the “Parent Excess Cash Amount” and if the Parent Adjusted Cash Amount is less than $0, the absolute value of that amount shall be referred to herein as the “Parent Deficit Cash Amount”;

Annex A-72

“Parent Adjusted Percentage” means the result of (a) 15% (which reflects the Basic Ratio Share Split) plus (b) the Parent Cash Percentage, as applicable, or minus (c) the Parent Deficit Percentage, as applicable;

“Parent Cash Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Excess Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Deficit Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Deficit Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Shareholder Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Outstanding Shares by (b) the Fully Diluted Shares.

“Parent Valuation” means the product of (a) the closing price per share of the Parent Common Stock on the principal market or exchange on which the Parent Common Stock is traded on the trading date immediately preceding the Closing Date multiplied by (b) the Fully Diluted Parent Common Stock outstanding as of immediately prior to the Closing;

8. Amendment to Section 8.10.32. Section 8.10.32 of the Agreement shall be amended in its entirety to read as follows:

“8.10.32 “Exchange Ratio” means a number calculated by dividing (a) the Merger Shares by (b) the Outstanding Shares. The Exchange Ratio represents the number of Merger Shares to be issued in exchange for each Share. For illustration purposes only, an example of the calculation of the Exchange Ratio is set forth on Exhibit C attached hereto. The example set forth on Exhibit C is provided solely for illustrative purposes and does not represent the actual number of Merger Shares to be issued, which will be determined in accordance with the terms of the Agreement.”

9. Amendment to Exhibit C. Exhibit C of the Agreement shall be deleted in its entirety and replaced with Exhibit A attached hereto.

10. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

11. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

12. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

13. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

14. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

Annex A-73

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
NLS PHARMACEUTICS (ISRAEL) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Chief Executive Officer
By	/s/ Uri Ben
	Name:	Uri Ben
	Title:	Chief Financial Officer

Annex A-74

Exhibit A

Exhibit C to Merger Agreement – Exchange Ratio Illustrative Calculation

Annex A-75

FIFTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fifth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of July 1, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, and as further amended on June 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025 and as further amended on May 5, 2025, the Termination Date shall be extended from June 30, 2025 to August 31, 2025.

2. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

3. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

4. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

5. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

6. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

Annex A-76

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.
By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer
By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board
NLS PHARMACEUTICS (ISRAEL) LTD.
By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director
KADIMASTEM LTD.
By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer

Annex A-77

SIXTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Sixth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of July 18, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, as further amended on June 5, 2025, and as further amended on July 1, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.           Amendment to Section 2.1.3(b). Section 2.1.3(b) of the Agreement shall be amended in its entirety to read as follows:

“(b) Not later than three (3) Business Days prior to the Measurement Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash, along with reasonably detailed calculations thereof, (c) a good faith calculation of Parent’s estimate of the Parent Adjusted Cash Amount, and (d) the resulting Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness, Closing Cash, and Parent Adjusted Cash Amount, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company.”

2.           Amendment to Section 8.10. Section 8.10 of the Agreement shall be amended to include the following definition in alphabetical order:

“Measurement Date” means the day immediately preceding the Parent Shareholder Meeting;

3.           Amendment to Section 8.10. The following definitions in Section 8.10 of the Agreement shall be amended in their entirety to read as follows:

“Fully Diluted Parent Common Stock” means, as of the Reference Time, the total number of shares of Parent Common Stock outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire shares of Parent Common Stock (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of the Reference Time, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after the Reference Time

“Fully Diluted Shares” means, as of the Reference Time, the total number of Shares outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire Shares (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of the Reference Time, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after the Reference Time;

Annex A-78

“Merger Shares” means the total number of Parent Common Stock to be issued by Parent to Company shareholders in connection with the Merger, calculated as the result of (a) (x) the Fully Diluted Parent Common Stock divided by (y) the Parent Adjusted Percentage, multiplied by (b) the Company Adjusted Percentage, multiplied by (c) the Parent Shareholder Percentage;

“Outstanding Shares” means, as of the Reference Time, the total number of Shares issued and outstanding;

“Parent Valuation” means the product of (a) the closing price per share of the Parent Common Stock on the principal market or exchange on which the Parent Common Stock is traded on the Measurement Date multiplied by (b) the Fully Diluted Parent Common Stock;

“Reference Time” means the close of business of Parent on the Measurement Date.

3.           Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

4.           Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

5.           Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

6.           Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

7.           Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

Annex A-79

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.
By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer
By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board
NLS PHARMACEUTICS (ISRAEL) LTD.
By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director
KADIMASTEM LTD.
By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer

Annex A-80

SEVENTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Seventh Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of August 29, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, as further amended on June 5, 2025, and as further amended as of July 1, 2025, and as further amended on July 18, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025, as further amended on May 5, 2025, and as further amended on July 1, 2025, the Termination Date shall be extended from August 31, 2025 to October 31, 2025.

2. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

3. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

4. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

5. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

6. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

Annex A-81

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.
By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer
By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board
NLS PHARMACEUTICS (ISRAEL) LTD.
By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director
KADIMASTEM LTD.
By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer

Annex A-82

Annex B

Execution Version

Form of NLS Support Agreement

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of _____________    ___, 2024 (the “Effective Date”), by and among NLS Pharmaceutics Ltd. (the “Company”), a corporation incorporated under the laws of Switzerland, and certain the shareholders of the Company listed on Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, NLS Pharmaceutics Ltd., an Israeli company and a wholly owned subsidiary of the Company (“Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company (“Kadimastem”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) the Company, Kadimastem, and Merger Sub intend to effect a merger of Merger Sub with and into Kadimastem (the “Merger”), whereupon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Kadimastem shall continue as the surviving company and a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement, the Company has agreed to hold the Parent Shareholder Meeting for the purpose of approving (i) the issuance of shares of common stock, par value 0.08 Swiss Franc (CHF) per share, of the Company (“Common Stock”), equal to the required number of shares of Common Stock to serve as the Merger Consideration (all references to numbers of shares of Common Stock, and the par value of the Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Common Stock occurring after the Signing Date), and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Company shareholders, for the purpose of making available the required number of shares of Common Stock to serve as the Merger Consideration ((i) and (ii) collectively, the “Shareholder Resolutions”);

WHEREAS, each Shareholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of shares of Common Stock, as set forth on Schedule A hereto (with respect to each Shareholder, the “Owned Shares”); the Owned Shares and any additional shares of Common Stock or other voting securities of the Company of which such Shareholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Shareholder’s “Covered Shares”);

WHEREAS, each share of Common Stock is entitled to one vote per share;

WHEREAS, the Shareholders acknowledge that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement and would not enter into the Merger Agreement if any Shareholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Shareholders hereby agree as follows:

1.       Agreement to Vote.    Each Shareholder irrevocably and unconditionally agrees that during the term of this Agreement it shall at any meeting or meetings of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) called to vote upon the Shareholder Resolutions (a “Shareholder Meeting” and, collectively, the “Shareholder Meetings”), however called, or in connection with any written consent of shareholders of the Company:

(a)        when a Shareholder Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any,

Annex B-1

(b)        vote, or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares:

(i)          in favor of (A) the Shareholder Resolutions and any other matters necessary for consummation of the Shareholder Resolutions and (B) any proposal to adjourn or postpone such Shareholder Meeting to a later date if there are not sufficient votes to approve the Shareholder Resolutions, and

(ii)         against any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the approval of the Shareholder Resolutions or any of the transactions contemplated by this Agreement or to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of such Shareholder under this Agreement; and

2.       No Inconsistent Agreements.    Each Shareholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, such Shareholder: (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any tender, voting or other similar agreement or arrangement, or voting trust with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with such Shareholder’s obligations pursuant to this Agreement.

3.       Termination.    This Agreement and all obligations on the part of the Shareholders hereunder shall terminate upon the earliest of: (a) the date that the Shareholder Resolutions are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of this Agreement by the Company to the Shareholders (such earliest date being referred to herein as the “Termination Date”), and (d) 365 days from the Effective Date; provided, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

4.       Representations and Warranties of Shareholders.    Each Shareholder, as to itself (severally and not jointly), hereby represents and warrants to the Company as follows:

(a)        Such Shareholder is the record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. Such Shareholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Covered Shares are not subject to any voting trust agreement or other contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of the Covered Shares. Except pursuant to this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which such Shareholder is a party relating to the pledge, disposition, or voting of any of the Covered Shares. Such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares, except as contemplated by this Agreement.

            For the purposes of this Agreement, “Transfer” means, with respect to any Covered Shares, any assignment, pledge, conveyance of any legal or beneficial ownership interest in, sale, transfer, exchange, gift, mortgage, encumbrance, grant of a security interest, issuance of a participation interest, or other disposition, either directly or indirectly, by operation of law or otherwise

(b)        Each such Shareholder which is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; each such Shareholder who is a natural person has full legal power and capacity to execute and deliver this Agreement and to perform such Shareholder’s obligations hereunder. The execution, delivery and performance of this Agreement by each such Shareholder which is an entity, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder

Annex B-2

and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Shareholder is married, and any of the Covered Shares of such Shareholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Shareholder’s spouse and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder’s spouse, enforceable against such Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)        Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such Shareholder for the execution, delivery and performance of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any such Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Shareholder pursuant to, any contract to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations hereunder.

(d)        There is no action, suit, investigation, complaint or other proceeding pending against any such Shareholder or, to the knowledge of such Shareholder, any other Person or, to the knowledge of such Shareholder, threatened against any Shareholder or any other Person that could reasonably be expected to materially impair or materially adversely affect the ability of such Shareholder to perform such Shareholder’s obligations hereunder or to restrict or prohibit (or that, if successful, would restrict or prohibit) the exercise by the Company of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(e)        Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

5.       Certain Covenants of Shareholder.    Each Shareholder, for itself (severally and not jointly), hereby covenants and agrees as follows:

(a)        Such Shareholder hereby appoints the Company and any designee of the Company, and each of them individually, until the Termination Date (at which time this proxy shall automatically be revoked), as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Shareholder’s Covered Shares in accordance with Section 1(b). This proxy and power of attorney is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by such Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Shareholder with respect to his, her or its Covered Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

Annex B-3

(b)        Prior to the Termination Date, and except as contemplated hereby, such Shareholder shall not grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or knowingly take any action that would have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement.

(c)        Prior to the Termination Date, in the event that such Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares of Common Stock or other voting interests with respect to the Company, such shares of Common Stock or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of shares of Common Stock held by such Shareholder set forth on Schedule A hereto will be deemed amended accordingly and such shares of Common Stock or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify the Company of any such event.

6.       Shareholder Capacity.    This Agreement is being entered into by each Shareholder solely in its capacity as a shareholder of the Company and not in such Shareholder’s capacity as a director, officer or employee of the Company, and nothing in this Agreement shall restrict or limit the ability of any Shareholder, any of its Affiliates, or any of their respective directors, officers or employees who is a director or officer of the Company to take any action or inaction or voting on any matter in his or her capacity as a director or officer of the Company, including taking any action specifically permitted by the Merger Agreement.

7.       Disclosure.    Each Shareholder hereby authorizes the Company to publish and disclose in any announcement or disclosure required by the SEC such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

8.       Further Assurances.    Each Shareholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments and to take all such further action as the Company may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

9.       Stop Transfer Restrictions.    At all times commencing with the execution and delivery of this Agreement and continuing until the Termination Date, in furtherance of this Agreement, each Shareholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Shareholder’s Covered Shares (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company on the Termination Date.

10.     Amendment and Modification.    This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party to whom such amendment, modification or supplement applies and otherwise as expressly set forth herein.

11.     Waiver.    No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12.     Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)        If to a Shareholder, to the address set forth opposite such Shareholder’s name on Schedule A hereto.

Annex B-4

(ii)       If to the Company:

NLS Pharmaceutics Ltd.

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alex Zwyer

Email:

with a copy (which shall not constitute notice) to:

Sullivan & Worcester, LLP
One Post Office Square
Boston, Massachusetts 02109
Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour
E-mail:

13.     Entire Agreement.    This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

14.     No Third-Party Beneficiaries.    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

15.     Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

16.     Submission to Jurisdiction.    Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be resolved by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

17.     Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Company may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its Affiliates at any time, in which case all references herein to the Company, as applicable, shall be deemed references to such other Affiliate. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18.     Enforcement.    The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to the Termination Date, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Annex B-5

19.     Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

20.     .pdf Signature.    This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

Annex B-6

SCHEDULE A

IN WITNESS WHEREOF, the Company and the Shareholders have caused to be executed or executed this Agreement as of the date first written above.

NLS PHARMACEUTICALS LTD.
By:
Name:	Alex Zwyer
Title:	Chief Executive Officer
Shareholder:
By:
Name:
Title:

Annex B-7

Annex C

Form of Kadimastem Support Agreement

[date]

To: Kadimastem Ltd.

Re: Voting Commitment and Transaction Support

The undersigned is the holder of [__] Ordinary Shares, with no par value (the “Shares”) of Kadimastem Ltd. (the “Company”). We understand that the Company is intensively negotiating a transaction the structure of which is described on the Term Sheet attached hereto as Exhibit A to this letter (with such changes as may be required for tax or corporate compliance issues, the “Transaction”). We further understand that a condition for approving the transaction is to receive shareholders approval at the shareholders meeting that will be convened before closing.

In light of the above, the undersigned hereby commits to (i) vote in favor of the Transaction at any meeting of the shareholders of the Company whereby the approval of the Transaction is sought, (ii) not to take any steps or actions that would undermine or impair the corporate or other approvals required for the consummation of the Transaction, and (iii) not to sell or transfer any of our Shares prior to the approval by the shareholders of the Company of the Transaction.

Yours sincerely,

[__]

By:
Title:

Annex C-1

Annex D

NLS’s Amended and Restated Articles of Association

STATUTEN der NewcelX AG NewcelX SA NewcelX Ltd (die “Gesellschaft”) ______________________________________	ARTICLES OF ASSOCIATION of NewcelX AG NewcelX SA NewcelX Ltd (the “Company”) ______________________________________
I. Firma, Sitz, Dauer und Zweck der Gesellschaft Art. 1 — Firma, Sitz, Dauer	I. Name, Domicile, Duration and Purpose of the Company Art. 1 — Name, Domicile, Duration
Unter der Firma NewcelX AG NewcelX SA NewcelX Ltd besteht mit Sitz in Kloten auf unbestimmte Dauer eine Aktiengesellschaft gemäss den vorliegenden Statuten und Art. 620 ff. OR.

Incorporated under the name

NewcelX AG

NewcelX SA

NewcelX Ltd

is a stock corporation pursuant to these articles of association and to article 620 et seqq. of the Swiss Code of Obligations, formed for an indefinite duration and having its registered office in Kloten.

Art. 2 — Zweck

Zweck der Gesellschaft ist die Erforschung und Entwicklung von pharmazeutischen, chemischen, medizinisch — technischen, biotechnologischen und verwandten Produkten, der Erwerb, das Halten und Erteilen von Lizenzen und von geistigen Eigentumsrechten sowie das Erbringen von Dienstleistungen in diesem Zusammenhang.

Art. 2 — Purpose

The purpose of the Company is the research and development of pharmaceutical, chemical, medical-technical, bio-technical and similar related products, the acquisition, holding and granting of licenses and other intellectual properties as well as to provide various services in this regard.

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, sich an anderen Unternehmungen irgendwelcher Art beteiligen, Vertretungen übernehmen sowie alle Geschäfte eingehen und Verträge abschliessen, die geeignet sein könnten, den Zweck der Gesellschaft zu fördern; oder die direkt oder indirekt damit im Zusammenhang stehen. Sie kann auch Darlehen für eigene oder fremde Rechnung sowie Garantien und Pfandrechtsgeschäfte für verbundene Unternehmungen und Dritte eingehen. Sie kann Immobilien im In- und Ausland erwerben, verpachten, vermieten, belasten und veräussern. Die Gesellschaft kann jede Art von Schuld oder Wertpapieren, innerhalb der Schweiz oder im Ausland, erwerben, halten, verwalten oder verkaufen.

The Company may establish subsidiaries in Switzerland and abroad, participate in other companies without limitation, take over representations, engage in any sort of business and conclude any contracts which could further the Company’s business objects which have a relationship, directly or indirectly, with the Company’s objects. The Company may engage in loan agreements, both for own account and for third party’s account and may issue guarantees and liens for associated companies or for third parties. The Company may acquire, usufruct, lease, encumber and sell real estate in Switzerland and abroad. The Company may acquire, hold, manage and sell any type of debt or equity securities in Switzerland and abroad.

II. Aktienkapital und Aktien

Art. 3 — Aktienkapital, Aktien

Das Aktienkapital der Gesellschaft beträgt CHF [•] und ist eingeteilt in [•] Namenaktien (Stammaktien) zu je CHF [•] Nennwert und [•] Namenaktien (Vorzugsaktien) zu je CHF [•] Nennwert. Die Aktien sind vollständig liberiert.

II. Share Capital and Shares

Art. 3 — Share Capital, Shares

The share capital of the Company amounts to CHF [•] and is divided into [•] registered shares (common shares) with a nominal value of CHF [•] each and [•] registered shares (preferred shares) with a nominal value of CHF [•] each. The shares are fully paid-in.

Annex D-1

Die Vorzugsaktien gewähren die folgenden Privilegien: Die von der Generalversammlung beschlossenen Dividenden werden an die Inhaber von Vorzugsaktien und Vorzugspartizipationsscheinen ausgeschüttet, bis sie 8 % des Emissionspreises ihrer Vorzugsaktien oder Vorzugspartizipationsscheine erhalten haben. Liegt die Dividende unter diesem Betrag, so wird sie unter den Inhabern von Vorzugsaktien und Vorzugspartizipationsscheinen entsprechend den von ihnen gehaltenen Nennwerten verteilt. In zweiter Priorität wird die Dividende an die Inhaber von Stamm-, Vorzugsaktien und Vorzugspartizipationsscheinen nach Maßgabe der gesetzlichen Bestimmungen verteilt. Werden neue Vorzugsaktien ausgegeben, so haben die Inhaber von Vorzugsaktien das Recht, alle neu ausgegebenen Vorzugsaktien im Verhältnis ihrer jeweiligen Beteiligung am Gesamtnennbetrag der Vorzugsaktien zu beziehen. Üben Inhaber von Vorzugsaktien ihre Bezugsrechte nicht aus, so werden diese einmalig den anderen Inhabern von Vorzugsaktien zum Nachbezug angeboten. Danach werden die von den Vorzugsaktionären nicht ausgeübten Bezugsrechte den Inhabern von Stammaktien zugeteilt. Jede Aktienkategorie ist berechtigt, mit mindestens einem Mitglied im Verwaltungsrat vertreten zu sein.

The preferred shares confer the following privileges: Dividends resolved by the general meeting are distributed to the holder of preferred shares and preferred participation certificates until they have received 8% of the issue price of their preferred shares or preferred participation certificates. If the dividend falls short of this amount, it shall be distributed among the holders of preferred shares and preferred participation certificates according to the nominal values held by them. In second priority, the dividends are distributed to the holders of common, preferred shares and preferred participation certificates in accordance with the statutory provisions. If new preferred shares are issued, the holders of preferred shares shall have the right to subscribe for all newly issued preferred shares in proportion to their respective participation in the total nominal value of the preferred shares. If holders of preferred shares do not exercise their subscription rights, these are offered once to the other holders of preferred shares for subsequent subscription. After that, any subscription rights not exercised by the holders of preferred shares shall be allocated to the holders of common shares. Each category of shares is entitled to be represented on the board of directors by at least one member.

Art. 3a — Kapitalband

Die Gesellschaft verfügt über ein Kapitalband mit einer oberen Grenze von CHF [•] und einer unteren Grenze von CHF [•]. Der Verwaltungsrat ist ermächtigt, jederzeit bis zum [•] 2030 (a) das Aktienkapital um maximal CHF [•] einmal oder mehrmals und in beliebigen Beträgen zu erhöhen und (b) das Aktienkapital und/oder das Partizipationskapital einmal oder mehrmals in beliebigen Beträgen zu reduzieren, und zwar durch Vernichtung von oder Reduktion des Nennwerts der Namenaktien (Stammaktien), Vorzugsaktien und/oder Partizipationsscheinen, je mit einem Nennwert von CHF [•], bis zur unteren Grenze. Die Kapitalerhöhung kann durch Ausgabe von bis zu [•] vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF [•] bis zur oberen Grenze des Kapitalbands erfolgen.

Bei einer Kapitalherabsetzung darf der Herabsetzungsbetrag nach dem Entscheid des Verwaltungsrats an die Aktionäre ganz oder teilweise ausgeschüttet und/oder in die Reserven gebucht werden. Bei einer Reduktion des Aktienkapitals und/oder des Partizipationskapitals nach Absatz 1 erhöhen sich die Anzahl Titel, um die eine Kapitalerhöhung möglich ist, entsprechend und umgekehrt. Die Ermächtigung des Verwaltungsrats zur Herabsetzung des Kapitals beinhaltet das Recht, mehr als 10% des Aktienkapitals oder des Partizipationskapitals zurückzukaufen, sofern der Verwaltungsrat vor dem Rückkauf einen entsprechenden Herabsetzungsbeschluss gestützt auf diesen Artikel fällt.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung nach Artikel 3b oder 3c dieser Statuten, so erhöht sich die obere und die untere Grenze des Kapitalbands automatisch entsprechend dem Umfang der Erhöhung des Aktienkapitals.

Der Verwaltungsrat erlässt die notwendigen Bestimmungen, soweit sie nicht im Ermächtigungsbeschluss der Generalversammlung enthalten sind.

Art. 3a — Capital Band

The Company has a capital band with an upper limit of CHF [•] and a lower limit of CHF [•]. The board of directors is authorized at any time until [•], 2030 (a) to increase the share capital by a maximum of CHF [•] once or several times and in any amount and (b) to reduce the share capital and/or the participation capital once or several times in any amount, by cancelling or reducing the par value of the registered shares (common shares), the preferred shares and/or the participation certificates, each with a par value of CHF [•], to the lower limit. The capital increase may be effected by issuing up to [•] fully paid registered shares (common shares) with a par value of CHF [•] each up to the upper limit of the capital band.

In the event of a capital reduction, the reduction amount may be distributed to the shareholders in full or in part and/or booked to the reserves in accordance with the decision of the Board of Directors. If the share capital and/or the participation capital is reduced in accordance with paragraph 1, the number of securities by which a capital increase is possible shall increase accordingly and vice versa. The authorization of the Board of Directors to reduce the capital includes the right to buy back more than 10% of the share capital or the participation capital, provided that the Board of Directors passes a corresponding reduction resolution based on this article prior to the buyback.

If the share capital increases due to a conditional capital increase pursuant to article 3b or 3c of these Articles of Incorporation, the upper and the lower limit of the capital band shall increase automatically in accordance with the amount of the increase of the share capital.

The board of directors shall issue the necessary regulations insofar as they are not included in the authorizing resolution of the shareholders’ meeting.

Annex D-2

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich der Umwandlung von frei verwendbarem Eigenkapital und der Verrechnungsliberierung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Der Verwaltungsrat kann neue Aktien mittels Festübernahme durch ein Finanzinstitut, ein Konsortium von Finanzinstituten oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

The board of directors shall determine the issue price, the type of contribution (including the conversion of freely disposable equity capital and the setting-off against liabilities), the date of issue, the conditions for the exercise of pre-emptive rights and the start date for dividend entitlement. The board of directors may issue new shares by means of an underwriting by a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised). The board of directors is authorized to permit, restrict or exclude the trade with pre-emptive rights. It may permit pre-emptive rights that have not been exercised to expire, or it may place such rights or shares with respect to which pre-emptive rights have been granted, but not exercised, at market conditions or use them otherwise in the interest of the Company.

Der Verwaltungsrat ist überdies berechtigt, das Bezugsrecht der Aktionäre und Partizipanten ganz oder zum Teil auszuschliessen und Dritten zuzuweisen,

a)   zur Beteiligung von strategischen Partnern; oder

b)   zur Übernahme von Produkten, Lizenzen, Immaterialgüterrechten, Unternehmen, Unternehmensanteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung derartiger Transaktionen; oder

c)   zur Ablösung von bestehenden Finanzierungen; oder

d)   zur raschen und flexiblen Beschaffung von Eigenkapital durch eine Aktienplatzierung, welche ohne Entzug des Bezugsrechts nur schwer oder gar nicht möglich wäre; oder

e)   zur Schaffung von Reserveaktien, die für die oben genannten Zwecke oder zur Unterlegung von zu Marktbedingungen ausgegebenen Finanzinstrumenten vorgesehen sind; oder

f)   zur Bedienung von zu Marktbedingungen ausgegebenen Finanzinstrumenten; oder

g)   um regulatorischen Anforderungen, die die Wahrnehmung des Bezugsrechts erschweren oder verunmöglichen, zu genügen; oder

h)   zur Schaffung eines (möglicherweise variablen) Bestandes an Aktien, der für die Aktienleihe im Zusammenhang mit von der Gesellschaft ausgegebenen oder garantierten Finanzinstrumenten, namentlich Wandelanleihen, bestimmt ist; oder

i)   zur Finanzierung einer Transaktion durch einen Aktientausch; oder

Furthermore, the Board of Directors is entitled to exclude the shareholders’ and the participation certificate holders’ subscription rights in whole or in part and to allocate them to third parties,

a)   for the participation of strategic partners; or

b)   for the acquisition of products, licenses, businesses, intellectual property rights, shares or interests in businesses, or for the financing or refinancing of such transactions; or

c)   to replace existing financing; or

d)   for the rapid and flexible raising of equity capital through a share placement which would be difficult or impossible to achieve without the exclusion of subscription rights; or

e)   to create reserve shares for the above purposes or to back financial instruments issued at market conditions; or

f)   to service financial instruments issued at market conditions; or

g)   to comply with regulatory requirements that render it difficult or impossible to exercise subscription rights; or

h)   to create a (possibly variable) portfolio of shares intended for stock lending in connection with financial instruments issued or guaranteed by the Company, in particular convertible bonds; or

i)   to finance a transaction through an exchange of shares; or

j)   for the expansion of the shareholder base in certain investor markets or in connection with the admission of the shares to trading on foreign stock exchanges; or

Annex D-3

j)   für die Erweiterung des Aktionärskreises in bestimmten Investorenmärkten oder im Zusammenhang mit der Zulassung der Aktien an ausländischen Handelsplätzen; oder

k)   zur Beteiligung von Mitarbeitenden oder Verwaltungsratsmitgliedern oder Beiräten, namentlich durch Bedienung von Rechten zum Erhalt von Aktien, welche Rechte von Bedingungen oder Ablauf von Zeitspannen abhängig sind; oder

l)   zur Ermöglichung der Rücknahme von Partizipationsscheinen und Vorzugsaktien gegen Ausgabe neuer Stammaktien an die Partizipanten respektive Vorzugsaktionäre, die diese Rücknahme ermöglichen; oder

m) aus anderen wichtigen Gründen im Sinne von Art. 652b Abs. 2 des schweizerischen Obligationenrechts.

k)   for the participation of employees or members of the Board of Directors or Advisory Board, in particular by servicing rights to receive shares, which rights are subject to conditions or the expiry of time periods; or

l)   to allow the taking back of participation certificates and preferred shares against the issuance of new common shares to the participation certificate holders or preferred shareholders that return their participation certificates or preferred shares; or

m) for other important reasons within the meaning of Art. 652b para. 2 of the Swiss Code of Obligations.

Art. 3b — Bedingtes Aktienkapital für Mitarbeiter- und Berateroptionen	Art. 3b — Conditional Share Capital for Employee and Advisory Options

Das Aktienkapital erhöht sich mittels bedingter Kapitalerhöhung um höchstens CHF [•]durch Ausgabe von höchstens [•] voll zu liberierenden Namenaktien mit einem Nennwert von je CHF [•], durch Ausübung von Optionsrechten, welche zwecks Beteiligung von Mitarbeitern (einschliesslich Geschäftsleitung und Verwaltungsrat) und Beratern der Gesellschaft und/oder deren Tochtergesellschaften eingeräumt werden.

The Company’s share capital will be increased by the issuance of a maximum of [•] fully paid in registered shares at a par value of CHF [•] each which amounts to a maximum increase of CHF [•], by exercising option rights granted to employees (including members of the management and the board of directors) and advisors of the Company and/or its subsidiaries.

Das Vorwegzeichnungsrecht und Bezugsrecht der Aktionäre ist diesbezüglich ausgeschlossen. Die Beteiligung erfolgt gemäss für die Regelung der Einzelheiten durch den Verwaltungsrat zu erlassende Reglemente (Mitarbeiter- und Beraterbeteiligungsplan).

The pre-emptive rights and subscription rights of shareholders are excluded. The board of directors shall prepare plans of the allocation of such option rights (employee and advisory stock plan).

Der Ausgabebetrag wird vom Verwaltungsrat festgelegt, wobei der Mindestausgabebetrag dem Nominalwert entsprechen muss.

Die Ausübung der Wandel- oder Optionsrechte und des Verzichts auf diese Rechte erfolgt schriftlich oder elektronisch. Die elektronische Ausübung oder der Verzicht bedarf keiner qualifizierter elektronischer Signatur.

The issue price shall be determined by the board of directors. The minimum of the issue price must be the par value.

The exercise of the conversion or option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Art. 3c — Bedingtes Aktienkapital für Aktionärsoptionen	Art. 3c — Conditional Share Capital for Shareholders’ Options

Das Aktienkapital wird im Maximalbetrag von CHF [•] durch Ausgabe von höchstens [•] vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF [•] erhöht durch Ausübung von Optionsrechten mit einer maximalen Laufzeit von 10 Jahren, welche in Verbindung mit dem öffentlichen Angebot der Gesellschaft und Kotierung der Aktien neuen Aktionäre eingeräumt werden oder anstelle von Aktien bei bestehenden Stimmrechtsgrenzen gewährt werden oder die im Zusammenhang mit oder zur Deckung von Finanzierungsverpflichtungen gewährt werden.

The Company’s share capital shall be increased by a maximum amount of CHF [•] through the issuance of not more than [•] registered shares (common shares), with a nominal value of CHF [•] each by the exercise of option rights, with a term of not more than ten years, which are granted to new shareholder in connection with the a public offer of the Company and the listing of the shares or which are granted instead of shares in case of existing voting rights limitations or which are granted in connection with or to cover financing commitments.

Annex D-4

Das Vorwegzeichnungsrecht und das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Ausgabebetrag der neuen Namenaktien entspricht mindestens dem Nominalwert und wird in bar oder Verrechnung liberiert. Der Verwaltungsrat regelt die übrigen Bedingungen und Voraussetzungen für die Ausübung der Optionsrechte.

Die Ausübung der Optionsrechte und des Verzichts auf diese Rechte erfolgt schriftlich oder elektronisch. Die elektronische Ausübung oder der elektronische Verzicht bedarf keiner qualifizierter elektronischer Signatur.

The pre-emptive rights and subscription rights of shareholders are excluded. The issue price of the new registered shares shall correspond at least to the par value and shall be paid in cash or by offsetting of claims. The board of directors shall determine the other conditions and prerequisites for the exercise of the options.

The exercise of the option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Art. 3d — Partizipationskapital	Art. 3d — Participation Capital

Das Partizipationskapital beträgt CHF [•] und ist eingeteilt in [•] Namenpartizipationsscheine (Vorzugspartizipationsscheine) mit einem Nennwert von je CHF [•]. Das Partizipationskapital ist voll einbezahlt.

Die Vorzugspartizipationsscheine gewähren die folgenden Vorrechte: Die von der Generalversammlung beschlossenen Dividenden werden an die Inhaber von Vorzugsaktien und Vorzugspartizipationsscheinen so lange ausgeschüttet, bis sie 8% des Emissionspreises ihrer Vorzugsaktien oder Vorzugspartizipationsscheine erhalten haben. Liegt die Dividende unter diesem Betrag, so wird sie unter den Inhabern von Vorzugsaktien und Vorzugspartizipationsscheinen entsprechend den von ihnen gehaltenen Nennwerten verteilt. In zweiter Priorität wird die Dividende an die Inhaber von Stamm-, Vorzugsaktien und Partizipationsscheinen nach Maßgabe der gesetzlichen Bestimmungen ausgeschüttet. Werden neue Vorzugspartizipationsscheine ausgegeben, so haben die Inhaber von Vorzugspartizipationsscheinen das Recht, alle neu ausgegebenen Vorzugspartizipationsscheine im Verhältnis ihrer jeweiligen Beteiligung am Gesamtnennwert der Vorzugspartizipationsscheine zu zeichnen. Sofern Inhaber von Vorzugspartizipationsschein ihre Bezugsrechte nicht ausüben, werden diese einmalig den anderen Inhabern von Vorzugspartizipationsscheinen zum Nachbezug angeboten. Danach werden die von den Inhabern der Vorzugspartizipationsscheinen nicht ausgeübten Bezugsrechte den Inhabern von Aktien zugeteilt.

The participation capital amounts to CHF [•] and is divided into [•] registered participation certificates (preferred participation certificates) with a nominal value of CHF [•] each. The participation capital is fully paid in.

The preferred participation certificates confer the following privileges: Dividends resolved by the general meeting are distributed to the holder of preferred shares and preferred participation certificates until they have received 8% of the issue price of their preferred shares or preferred participation certificates. If the dividend falls short of this amount, it shall be distributed among the holders of preferred shares and preferred participation certificates according to the nominal values held by them. In second priority, the dividends are distributed to the holders of common, preferred shares and preferred participation certificates in accordance with the statutory provisions. If new preferred participation certificates are issued, the holders of preferred participation certificates shall have the right to subscribe for all newly issued preferred participation certificates in proportion to their respective participation in the total nominal value of the preferred participation certificates. If holders of preferred participation certificates do not exercise their subscription rights, these are offered once to the other holders of preferred participation certificates for subsequent subscription. After that, any subscription rights not exercised by the holders of preferred participation certificates shall be allocated to the holders of shares.

Art. 4 — Aktien	Art. 4 — Shares
Die Namenaktien werden in Form von Wertrechten ausgegeben und als intermediärverwahrte Wertpapiere (Bucheffekten) geführt.	The registered shares are issued as uncertificated securities and are held as intermediated securities.
Die Gesellschaft kann als intermediärverwahrte Wertpapiere (Bucheffekten) geführte Aktien aus dem jeweiligen Verwahrungssystem zurückziehen.	The Company may withdraw the shares held as intermediated securities from the relevant depositing system.

Die Gesellschaft kann ihre Namenaktien in Form von Einzelurkunden, Globalurkunden oder Wertrechten ausgegeben. Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Namenaktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln.

The Company may issue its registered shares in the form of single certificates, global certificates or uncertificated securities. Under the conditions set forth by statutory law, the Company may convert its registered shares form one form into another form at any time and without the approval of the shareholders.

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Der Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.

The shareholder has no right to demand a conversion of the form of the registered shares. Each shareholder may, however, at any time request a written confirmation from the Company of the registered shares held by such shareholder, as reflected in the share register.

Die Übertragung von Bucheffekten, denen Aktien der Gesellschaft zugrunde liegen, und die Bestellung von Sicherheiten an diesen Bucheffekten richten sich nach den Bestimmungen des jeweils anwendbaren Gesetzes über intermediärverwahrte Wertpapiere (Bucheffekten). Eine Übertragung des Eigentums am Titel durch schriftliche Abtretungserklärung (Zession) ist ausgeschlossen.

The transfer of intermediated securities based on the Company’s shares and the pledging of these intermediated securities shall be based on the provisions of the applicable intermediated securities act. Transfer of property as collateral by means of written assignment is not permitted.

Art. 5 — Zerlegung und Zusammenlegung von Aktien

Die Generalversammlung kann bei unverändert bleibendem Aktienkapital durch Statutenänderung jederzeit Aktien in solche von kleinerem Nennwert zerlegen oder zu solchen von grösserem Nennwert zusammenlegen.

Art. 5 — Splitting and Consolidation of Shares

By amending the articles of association, the shareholders’ meeting is authorized at any time — with unchanged share capital — to split shares into shares with lower par value or to consolidate shares into shares with higher par value.

Art. 6 — Aktienbuch, Wertrechtebuch	Art. 6 — Share Register, Register of Book-Entry Securities

Die Gesellschaft führt über die Namenaktien ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees mit Namen und Adressen bzw. bei juristischen Personen mit Firma und Sitz eingetragen werden.

The Company shall maintain a share register, which lists the name and address respectively, in case of legal entities, the company name and registered offices of the owners, usufructuaries or nominees of the shares.

Im Verhältnis zur Gesellschaft wird nur als Namenaktionär oder als Nutzniesser einer Namenaktie betrachtet, wer im Aktienbuch eingetragen ist. Die Eintragung als stimmberechtigter Namenaktionär oder stimmberechtigter Nutzniesser unterliegt der Genehmigung des Verwaltungsrates. Bis zum Entscheid über die Genehmigung der Eintragung und im Falle der Nichtgenehmigung der Eintragung wird der Namenaktionär bzw. Nutzniesser ohne Stimmrecht im Aktienbuch geführt.

In relation to the Company, only those who are entered in the share register are considered registered shareholders or usufructuaries of a registered share. Registration as a registered shareholder or usufructuary with voting rights is subject to the approval of the Board of Directors. Until the decision on the approval of the entry and in the event of non-approval of the entry, the registered shareholder or usufructuary is listed in the share register without voting rights.

Für die Genehmigung der Eintragung ins Aktienbuch gilt folgendes, wobei es dem Verwaltungsrat im alleinigen Ermessen zusteht Ausnahmen von diesen Genehmigungsvoraussetzungen zu gewähren:	The following applies to the approval of entry in the share register, whereby the Board of Directors has the sole discretion to grant exceptions to these approval requirements:

a) Eine natürliche oder juristische Person kann — vorbehältlich der nachstehenden Bestimmungen über die Erbringung gesetzlich geforderter Nachweise — direkt oder indirekt höchstens 9.99% des Aktienkapitals auf sich vereinigen. Gesuche für Eintragungen, welche diese Begrenzung überschreiten, werden abgelehnt. Personen, die kapital-oder stimmenmässig durch eine einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person.

a) Subject to the following provisions on the provision of legally required evidence, a natural person or legal entity may directly or indirectly hold a maximum of 9.99% of the share capital. Applications for registration that exceed this limit will be rejected. Persons who are linked to each other in terms of capital or voting rights through common management or in any other way, or who coordinate with each other for the purpose of circumventing this provision, are deemed to be one person.

b) Ist die Eintragung eines Erwerbers aufgrund falscher Angaben erfolgt, kann dieser nach Anhörung vom Verwaltungsrat aus dem Aktienbuch gestrichen werden.	b) The board of directors may, after having heard the concerned owner of the shares, cancel entries which were based on untrue information.

c) Weiter behält sich der Verwaltungsrat vor, Erwerber von Namenaktien auf Gesuch nur dann als Aktionäre mit Stimmrecht im Aktienbuch einzutragen, falls sie ausdrücklich erklären, (i) keine Rückgabeverpflichtung mit Bezug auf diese Namenaktien zu haben und (ii) mit Bezug auf die einzutragenden Namenaktien das wirtschaftliche Risiko zu tragen.

c) Furthermore, the Board of Directors reserves the right to enter purchasers of registered shares as shareholders with voting rights in the share register upon request only if they expressly declare (i) that they have no obligation to return these registered shares and (ii) that they bear the economic risk in relation to the registered shares to be entered.

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d) Der Verwaltungsrat kann Eintragungen im Aktienbuch verweigern, welche die Gesellschaft daran hindern könnten, gesetzlich geforderte Nachweise zu erbringen.	d) The Board of Directors may refuse entries in the share register that could prevent the company from providing evidence required by law.

e) Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (nachstehend: Nominees), werden nur mit Stimmrecht im Aktienbuch eingetragen, wenn sich der betreffende Nominee schriftlich bereit erklärt, die Namen, Adressen und Aktienbestände derjenigen Personen offenzulegen, für deren Rechnung er Aktien hält. Dies gilt auch für Nominees, die untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise verbunden sind.

e) Persons who do not expressly declare in the application for registration that they hold the shares for their own account (hereinafter: nominees) shall only be entered in the share register with voting rights if the nominee concerned agrees in writing to disclose the names, addresses and shareholdings of the persons for whose account they hold shares. This also applies to nominees who are linked to each other in terms of capital or voting rights through common management or in any other way.

Jeder Aktionär hat der Gesellschaft allfällige Adressänderungen zur Eintragung ins Aktienbuch zu melden.	The shareholders shall notify the Company of any change of their address.
III. Organisation der Gesellschaft	III. Organization of the Company
Art. 7 — Organe der Gesellschaft	Art. 7 — Governing Bodies of the Company
Die Organe der Gesellschaft sind: A. die Generalversammlung; B. der Verwaltungsrat; C. die Revisionsstelle.	The governing bodies of the Company are: A. the shareholders’ meeting; B. the board of directors; C. the auditor.
A. Generalversammlung Art. 8 — Aufgaben	A. The Shareholders’ Meeting Art. 8 — Powers
Die Generalversammlung der Aktionäre ist das oberste Organ der Gesellschaft. Ihr stehen folgende unübertragbare Befugnisse zu:	The shareholders’ meeting is the supreme body of the Company. It has the following inalienable powers:
1. die Festsetzung und Änderung der Statuten der Gesellschaft;	1. to adopt and amend the articles of association of the Company;
2. die Wahl der Mitglieder des Verwaltungsrates, des Präsidenten des Verwaltungsrates, der Mitglieder des Vergütungsausschusses, des unabhängigen Stimmrechtsvertreters und der Revisionsstelle;	2. to elect the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the independent proxy and the auditors;
3. die Genehmigung des Lageberichtes und der Konzernrechnung;	3. to approve the management report and the consolidated accounts;
4. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme;

4.   to approve the annual financial statements and to decide on the allocation of the allocation of disposable profit, in particular to set the dividend and the shares of profits paid to members of the board of directors;

5. Genehmigung der Vergütung des Verwaltungsrates und der Geschäftsleitung gemäss Art. 23 der Statuten;	5. to approve the compensation of the board of directors and the executive management (based on general compensation principles as stated in Art. 23 of the articles of association);
6. die Festsetzung der Zwischendividende und die Genehmigung des dafür erforderlichen Zwischenabschlusses;	6. the determination of the interim dividend and the approval of the interim financial statements required for this purpose;
7. die Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;	7. the resolution on the repayment of the statutory capital reserve;
8. die Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung;	8. to discharge the members of the board of directors and the management;

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9. die Auflösung der Gesellschaft mit oder ohne Liquidation;	9. to dissolve the Company with or without liquidation;
10. die Dekotierung der Beteiligungspapiere der Gesellschaft;	10. the delisting of the Company’s equity securities;

11. die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat oder die Revisionsstelle vorgelegt werden.

11. to pass resolutions concerning all matters which are reserved to the authority of the shareholders’ meeting by law or by the articles of association or which are presented to it by the board of directors or the auditor.

Art. 9 — Einberufung und Traktandierung

Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedarf einberufen.

Art. 9 — Calling a Meeting, Items on the Agenda

The annual shareholders’ meeting takes place annually within six months of the closing of the fiscal year, extraordinary shareholders’ meetings are called if and when required.

Generalversammlungen werden am Sitz der Gesellschaft oder einem anderen, vom Verwaltungsrat bestimmten Ort, abgehalten. Die Generalversammlung kann im Ausland durchgeführt werden, wenn der Verwaltungsrat in der Einberufung einen unabhängigen Stimmrechtsvertreter bezeichnet.

Der Verwaltungsrat kann bestimmen, dass die Generalversammlung an verschiedenen Orten gleichzeitig durchgeführt wird, sofern die Voten der Teilnehmer unmittelbar in Bild und Ton an sämtliche Tagungsorte übertragen werden und/ oder dass die Aktionäre, die nicht am Tagungsort oder den Tagungsorten der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können.

Alternativ kann der Verwaltungsrat vorsehen, dass die Generalversammlung auf elektronischem Weg ohne Tagungsort durchgeführt wird.

Der Verwaltungsrat regelt die Verwendung elektronischer Mittel. Er stellt sicher, dass

1.      die Identität der Teilnehmer feststeht;

2.      die Voten in der Generalversammlung unmittelbar übertragen werden;

3.      jeder Teilnehmer Anträge stellen und sich an der Diskussion beteiligen kann;

4.      das Abstimmungsergebnis nicht verfälscht werden kann.

Treten während der Generalversammlung technische Probleme auf, sodass die Generalversammlung nicht ordnungsgemäss durchgeführt werden kann, so muss sie wiederholt werden. Beschlüsse, welche die Generalversammlung vor dem Auftreten der technischen Probleme gefasst hat, bleiben gültig.

The shareholders’ meetings are held at the Company’s domicile or at any other place designated by the board of directors. The shareholders’ meeting may be held abroad if the board of directors designates an independent proxy in the notice convening the meeting.

The board of directors may determine that the shareholders’ meeting be held simultaneously at different locations, provided that the votes of the participants are transmitted directly in sound and vision to all meeting locations and/or that shareholders who are not present at the venue or venues of the shareholders’ meeting may exercise their rights electronically.

Alternatively, the board of directors may provide for the shareholders’ meeting to be held by electronic means without a place of registration.

The board of directors shall regulate the use of electronic means. It shall ensure that

1.      the identity of the participants is established

2.      the votes cast at the shareholders’ meeting are transmitted directly; and

3.      each participant is able to make motions and take part in the discussion; and

4.      the voting results cannot be falsified.

If technical problems occur during the shareholders’ meeting, so that the shareholders’ meeting cannot be conducted properly, it must be repeated. Resolutions adopted by the shareholders’ meeting before the technical problems occurred shall remain valid.

Die Generalversammlung ist spätestens 20 Tage vor dem Versammlungstag in der durch Art. 31 der Statuten vorgeschriebenen Form einzuberufen. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

The shareholders’ meeting must be convened at least twenty (20) days prior to the day of the meeting in the form as set forth in Art. 31 of the articles of association. It must be convened by the board of directors, or if necessary by the statutory auditors. Liquidators and representatives of bond creditors also have the right to call a shareholders’ meeting.

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Die Einberufung einer Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden.

Aktionäre, die zusammen mindestens 0.5 Prozent des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes oder die Aufnahme eines Antrages zu einem Verhandlungsgegenstand in die Einberufung der Generalversammlung verlangen.

The convening of a shareholders’ meeting may also be requested by one or more shareholders who together represent at least 5 percent of the share capital or votes.

Shareholders who together represent at least 0.5 percent of the share capital or the votes may request that an item be included on the agenda or that a motion relating to an item be included in the notice convening the shareholders’ meeting.

Einberufung und Traktandierung des Aktionärs werden mindestens 30 Tage im Voraus schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge anbegehrt.

In der Einberufung sind das Datum, der Beginn, die Art und der Ort der Generalversammlung, die Verhandlungsgegenstände, die Anträge des Verwaltungsrates samt kurzer Begründung, gegebenenfalls die Anträge der Aktionäre samt kurzer Begründung sowie der Name und die Adresse des unabhängigen Stimmrechtsvertreters bekanntzugeben.

The convening of a meeting and the request for items to be placed on the agenda must be submitted by the shareholder at least 30 calendar days in advance of the meeting in writing by stating the matters to be discussed and the motions to be brought before the meeting.

The notice of the shareholders’ meeting shall state the date, the beginning, the nature and the place of the shareholders’ meeting, the items to be discussed, the motions of the board of directors together with a brief statement of the reasons therefor, the motions of the shareholders, if any, together with a brief statement of the reasons therefor, and the name and address of the independent proxy.

Mindestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm diese rechtzeitig zugestellt werden.

The annual report and the auditors’ report must be made available to the shareholders at least 20 days before the annual shareholder’s meeting. If the documents are not available electronically, each shareholder may request that they be sent to him in good time.

Jeder Aktionär kann während eines Jahres nach der Generalversammlung verlangen, dass ihm der Geschäftsbericht in der von der Generalversammlung genehmigten Form sowie die Revisionsberichte zugestellt werden, sofern die Unterlagen nicht elektronisch zugänglich sind.

For a period of one year after the shareholders’ meeting, any shareholder may request that the annual report in the form approved by the shareholders’ meeting and the auditors’ reports be sent to him, unless the documents are available electronically.

Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

No resolutions may be passed on motions concerning agenda items which have not been duly announced in this way; excepted are motions for the convening of a special shareholders’ meeting, the initiating of a special investigation and the selection of statutory auditors due to the request of a shareholder.

Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.	The making of motions within the scope of agenda items and the discussion without the passing of resolutions does not require announcement in advance.

Art. 10 — Universalversammlung

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten.

In dieser Versammlung kann über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind.

Eine Generalversammlung kann ebenfalls ohne Einhaltung der für die Einberufung geltenden Vorschriften abgehalten werden, wenn die Beschlüsse auf schriftlichem Weg auf Papier oder in elektronischer Form erfolgen, sofern nicht ein Aktionär oder dessen Vertreter die mündliche Beratung verlangt.

Art. 10 — Full Meeting of all Shareholders

If no objection is raised, the owners of all the shares or their representatives, respectively, may hold a shareholders’ meeting without observing the prescribed formalities of convening the meeting.

As long as the owners of all the shares or their representatives, respectively, are present, all items within the powers of the shareholders’ meeting may validly be discussed and decided upon at such a meeting.

A shareholders’ meeting may also be held without complying with the regulations governing the convening of meetings if the resolutions are passed in writing on paper or in electronic form, unless a shareholder or his representative requests oral deliberation.

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Art. 11 — Vorsitz und Protokoll

Den Vorsitz in der Generalversammlung führt der Präsident, in dessen Verhinderungsfalle ein anderes vom Verwaltungsrat bestimmtes Mitglied. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen. Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von 30 Tagen nach der Generalversammlung zugänglich gemacht wird.

Art. 11 — Chairman and Minutes

The president of the board of directors chairs the shareholders’ meeting, or, if he or she is prevented from doing so, any other member of the board of directors designated by such board will chair the meeting. In the event there is no member of the board of directors present, the shareholders’ meeting will elect a president for the day.

The chairman designates the secretary and the scrutineers, who need not be shareholders. The minutes must be signed by the chairman and the recording secretary.

Any shareholder may request that the minutes be made available to him within 30 days of the shareholders’ meeting.

Art. 12 — Stimmrecht und Vertretung

Jede Aktie verfügt, unabhängig von ihrem Nennwert, über eine Stimme. Die Rechte an den Aktien sind unteilbar. Das Stimmrecht und die übrigen Mitgliedschaftsrechte können nur von den im Aktienbuch eingetragenen Aktionären, Nutzniessern oder Nominees geltend gemacht werden. Vorbehalten bleiben die gesetzliche Vertretung sowie nach Massgabe der Statuten die rechtsgeschäftliche Stellvertretung. Stimmberechtigt in der Generalversammlung sind diejenigen Aktionäre, Nutzniesser und Nominees, die an dem vom Verwaltungsrat bezeichneten Stichtag im Aktienbuch eingetragen sind.

Art. 12 — Voting Right and Proxy

Each share shall be entitled to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other member rights may only be exercised by shareholders, beneficiaries or nominees who are registered in the share register. Reserved are the legal representation and power of attorneys in accordance with the provisions of these articles of association. Those entitled to vote in the shareholders’ meeting are the shareholders, beneficiaries and nominees who are entered in the share register at such cut-off date as shall be determined by the board of directors.

Bei der Ausübung des Stimmrechts kann keine Person für eigene und vertretene Aktien zusammen mehr als 9.99% der auf das gesamte Aktienkapital entfallenden Stimmen auf sich vereinigen. Personen die kapital- oder stimmenmässig durch einheitliche Leitung oder auf andere Weise miteinander verbunden sind oder sich zum Zweck der Umgehung dieser Bestimmung gegenseitig abstimmen, gelten als eine Person. Es steht im alleinigen Ermessen des Verwaltungsrats Ausnahmen von dieser Stimmrechtsbeschränkung zu gewähren.

When exercising voting rights, no person may combine more than 9.99% of the votes attributable to the entire share capital for own and represented shares. Persons who are linked in terms of capital or voting rights through common management or in any other way, or who vote for the purpose of circumventing this provision, are deemed to be one person. The Board of Directors has sole discretion to grant exceptions to this restriction on voting rights.

Jeder Aktionär kann seine Aktien an der Generalversammlung selbst vertreten oder durch den unabhängigen Stimmrechtsvertreter, durch einen anderen Aktionär oder eine Drittperson (die nicht selbst Aktionär sein muss) mittels schriftlicher Vollmacht oder durch seinen gesetzlichen Vertreter vertreten lassen. Über die Anerkennung der Vollmacht entscheidet der Vorsitzende.

Any shareholder may represent his/her/its shares in the shareholders’ meeting him-/her-/itself or may be represented by the independent proxy, another registered shareholder or a third party (who need not be a shareholder) with written authorization or his/her/its legal representative to act as proxy to represent his/her/its shareholder at the shareholders’ meeting. The chairman decides whether to recognize the power of attorney.

Der unabhängige Stimmrechtsvertreter wird von der Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und kann wiedergewählt werden. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter oder ist der unabhängige Stimmrechtsvertreter verhindert, bezeichnet der Verwaltungsrat den unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung.

The independent proxy shall be elected by the shareholders’ meeting for a term of office until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. If the Company does not have an independent proxy or if the independent proxy is unable to attend, the board of directors shall appoint the independent proxy for the next shareholders’ meeting.

Der Verwaltungsrat erlässt die Bestimmungen betreffend Ausweis über Aktienbesitz, Vollmachten und Stimminstruktionen sowie die Ausgabe von Stimmaktien.	The board of directors shall issue the regulations on the method of providing shareholder status, on proxies and voting instructions, and on the issue of voting cards.

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Art. 13 — Adoption of Resolutions

Unless provided otherwise by mandatory provisions of law or by the articles of association, resolutions and elections are passed by the majority of all votes represented. In the event of a tie, a motion is deemed to have been rejected. The chairman does not have a tie-breaking vote.

Bevor ein Beschluss nach Art. 8 Ziff. 3 und 4 dieser Statuten gefasst werden kann, muss der Generalversammlung der Revisionsbericht vorliegen. Die Revisionsstelle muss an der Generalversammlung anwesend sein.

Before passing a resolution according to Article 8 Sections 3 and 4 of these articles of association, an audit report must be available to the shareholders’ meeting. Auditors must be present at the shareholders’ meeting.

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

A resolution of the shareholders’ meeting passed by at least two thirds of the votes represented and the absolute majority of the nominal value of the shares represented at the meeting is required for:

1. die Änderung des Gesellschaftszweckes;	1. the change of the Company‘s purpose;
2. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionäre erforderlich ist;	2. the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;
3. die Einführung von Stimmrechtsaktien;	3. the creation of shares with privileged voting rights;
4. die Beschränkung der Übertragbarkeit von Namenaktien;	4. the restriction of the transferability of registered shares;
5. die Einführung eines bedingten Kapitals, die Einführung eines Kapitalbands oder die Schaffung von Vorratskapital gemäss Art. 12 des Bankengesetzes vom 8. November 1934;	5. Introduction of conditional capital, introduction of a capital band or creation of reserve capital in accordance with Art. 12 of the Banking Act of November 8, 1934;
6. die Umwandlung von Partizipationsscheinen in Aktien;	6. the conversion of participation certificates into shares;
7. den Wechsel der Währung des Aktienkapitals;	7. den Wechsel der Währung des Aktienkapitals;
8. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;	8. the introduction of the casting vote of the Chairman in the General Assembly;
9. eine Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;	9. a provision in the Articles of Association concerning the holding of the General Meeting abroad;
10. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;	10. an increase of capital out of equity, against contributions in kind, or for the purpose of acquisition of assets and the granting of special benefits;
11. die Einschränkung oder Aufhebung des Bezugsrechtes;	11. the limitation or withdrawal of preferential subscription rights;
12. die Verlegung des Sitzes der Gesellschaft;	12. moving the registered office and principal place of business of the Company;
13. die Dekotierung der Beteiligungspapiere der Gesellschaft;	13. the delisting of the Company‘s equity securities;
14. die Einführung einer statutarischen Schiedsklausel;	14. the introduction of an arbitration clause in the Articles of Association;
15. die Auflösung der Gesellschaft mit oder ohne Liquidation.	15. the dissolution or liquidation of the Company.
Sofern das Fusionsgesetz keine höheren Quoren vorsieht, gelten die Quoren gemäss vorgenannten Abschnitt für Beschlüsse unter dem Fusionsgesetz.	Unless the Swiss Merger Act provides for higher quorums, the same quorums as set forth in the abovementioned section shall apply to the resolutions according to the Swiss Merger Act.
Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen, können nur mit dem erhöhten Mehr eingeführt und aufgehoben werden.

Should the articles of association contain provisions which set higher majorities than those provided for by law for the adoption of certain resolutions, such provisions may be introduced and set aside only with such higher majority.

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B. Verwaltungsrat Art. 14 — Wahl und Zusammensetzung Der Verwaltungsrat der Gesellschaft besteht aus drei oder mehreren Mitgliedern.	B. Board of Directors Art. 14 — Election and Constitution The board of directors of the Company consists of three or more members.

Die Mitglieder des Verwaltungsrates und der Präsident des Verwaltungsrates werden von der Generalversammlung jährlich für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und sind wieder wählbar. Die Wahl erfolgt für jedes Mitglied einzeln.

The members of the board of directors and the chairman of the board of directors shall be elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. Each member of the board of directors shall be elected individually.

Vorbehältlich der Wahl des Präsidenten des Verwaltungsrates und der Mitglieder des Vergütungsausschusses durch die Generalversammlung konstituiert sich der Verwaltungsrat selbst. Er bezeichnet den Sekretär, der dem Verwaltungsrat nicht angehören muss. Ist das Präsidium des Verwaltungsrates vakant, bezeichnet der Verwaltungsrat aus seiner Mitte einen Präsidenten für die verbleibende Amtsdauer.

Except for the election of the chairman of the board of directors and the members of the compensation committee by the shareholders’ meeting, the board of directors shall constitute itself. It shall appoint the secretary, who does not need to be a member of the board of directors. If the office of the chairman of the board of directors is vacant, the board of directors shall appoint a new chairman of the board of directors from among its members for the remaining term of office.

Art. 15 — Sitzungen und Beschlussfassung Beschlussfähigkeit, Beschlussfassung und Geschäftsordnung werden im Organisationsreglement geregelt.	Art. 15 — Meetings and Adoption of Resolutions The quorum, the adoption of resolutions and rules of procedure are set forth in the organizational rules.
Jedes Mitglied des Verwaltungsrates kann unter Angabe der Gründe vom Präsidenten die unverzügliche Einberufung einer Sitzung verlangen.	Each member of the board of directors is entitled to request the president to convene an immediate meeting by specifying the reason therefore.

Sitzungen des Verwaltungsrates werden vom Präsidenten, im Falle seiner Verhinderung, falls vorhanden, vom Vizepräsidenten oder, im Falle der Verhinderung des Präsidenten und des Vizepräsidenten von einem anderen Mitglied des Verwaltungsrates einberufen, so oft dies als notwendig erscheint.

Meetings of the board of directors shall be called by its chairman, in his absence by the vice chairman, if any, or in the absence of the chairman and the vice chairman by another member of the board of directors, whenever the need arises.

Bei der Beschlussfassung in Sitzungen des Verwaltungsrates hat der Vorsitzende den Stichentscheid.	The chairman casts the tie-breaking vote if required for resolutions to be adopted at meetings of the board of directors.
Kein Präsenzquorum ist erforderlich, wenn ausschliesslich die Durchführung einer Kapitalerhöhung festzustellen und die daraus folgende Statutenänderung zu beschliessen ist.	No quorum of presence is needed, if only the execution of an increase of capital has to be ascertained and the the Articles of Association have to be adapted out of it.

Beschlüsse können ohne Abhalten einer Sitzung des Verwaltungsrates auf dem Wege der schriftlichen Zustimmung auf Papier oder in elektronischer Form zu einem gestellten Antrag (d.h. per Brief, Fax oder E-Mail) gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Solche Beschlüsse werden mit der Mehrheit der abgegebenen Stimmen gefasst.

Resolutions can be passed without holding a meeting of the board of directors by obtaining the written consent via paper or in electronic form of the board of directors to a given proposal (i.e. by letter, fax or electronic transmission), provided no member requests oral deliberations. Such resolution may be taken with the majority of votes cast.

Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Vorsitzenden und vom Sekretär unterzeichnet wird.	Minutes of the business and resolutions of the board of directors must be kept. Such minutes must be signed by the chairman and the secretary.
Art. 16 — Recht auf Auskunft und Einsicht Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.	Art. 16 — Right to Obtain Information and Right to Inspect Each member of the board of directors may request information regarding all matters of the Company.
In den Sitzungen sind alle Mitglieder des Verwaltungsrates sowie die mit der Geschäftsführung betrauten Personen zur Auskunft verpflichtet.	During the meetings, all members of the board of directors and all persons in charge of management have the obligation to provide information.

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Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten, auch über einzelne Geschäfte verlangen.

Outside the meetings, each member may request information regarding the course of business, and, with the president’s consent, regarding individual transactions from the persons in charge of management of the Company.

Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied dem Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.	To the extent required for the performance of his or her duties, each member may apply to the president to be provided the books and records.
Weist der Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.	If the president denies a request for information, to be heard, or for the inspection of documents, the board of directors will decide.
Regelungen oder Beschlüsse des Verwaltungsrates, die das Recht auf Auskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten.	Stipulations or resolutions of the board of directors extending its members’ right to obtain information and their right to inspect documents remain reserved.

Art. 17 — Aufgaben

Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz oder Statuten der Generalversammlung zugeteilt sind. Er führt die Geschäfte der Gesellschaft, soweit er die Geschäftsführung nicht übertragen hat.

Art. 17 — Duties

The board of directors may decide all matters that are not allocated to other corporate bodies by law or the articles of association. The board of directors manages the Company’s business to the extent it has not delegated management.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	The board of directors has the following non-transferable and inalienable duties:
1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;	1. the ultimate direction of the business of the Company and the giving of the necessary directives;
2. die Festlegung der Organisation;	2. the establishment of the organization;
3. die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung, sofern diese für die Führung der Gesellschaft notwendig ist;	3. the structuring of the accounting system, the financial control and, to the extent necessary for the management of the Company, the financial planning;
4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und die Regelung ihrer Zeichnungsberechtigung;	4. the appointment and removal of the persons entrusted with the management and the representation of the Company and regulating the power to sign for the Company;
5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. the ultimate supervision of the persons entrusted with the management of the Company, namely in view of their compliance with the law, the articles of association, regulations and instructions;
6. die Erstellung des Geschäftsberichtes, des Vergütungsberichtes und gegebenenfalls weitere Berichte gemäss Gesetz sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;

6.      the preparation of the annual report, the compensation report, and, if necessary, other reports in accordance with the law, as well as the preparation of the shareholders’ meeting and the implementation of its resolutions;

7. die Einreichung eines Gesuchs um Nachlassstundung und die Benachrichtigung des Gerichts im Falle der Überschuldung.	7. the filing of an application for probate the notification of the court in the case of overindebtedness;

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

The board of directors may assign the preparation and the implementation of its resolutions or the supervision of business transactions to committees or individual members. It shall provide for adequate reporting to its members.

Der Verwaltungsrat wahrt die Interessen der Gesellschaft in guten Treuen.	The board of directors attends faithfully to the Company’s interests.

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Art. 18 — Übertragung der Geschäftsführung und der Vertretung	Art. 18 — Delegation of Management and Representation
Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglementes ganz oder zum Teil an einzelne Mitglieder (Delegierte) oder an Dritte (Direktoren) übertragen.	The board of directors may delegate management or parts thereof to individual members (managing directors) or to third parties (managers) in accordance with organization rules.
Dieses Reglement ordnet die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung.	These rules provide for a management structure, determine the positions required for this purpose, describe their respective duties and stipulate in particular the reporting rules.
Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern des Verwaltungsrates gesamthaft zu.	To the extent management has not been delegated, it is vested jointly in the members of the board of directors.
Der Verwaltungsrat kann die Vertretung einem oder mehreren Mitgliedern (Delegierte) oder Dritten (Direktoren) übertragen. Mindestens ein Mitglied des Verwaltungsrates muss zur Vertretung befugt sein.

The board of directors may delegate the power of representation to one or several members (delegates) or third parties (executive officers). At least one member of the board of directors must be empowered to represent the Company.

Art. 18a — Schadloshaltung	Art. 18a — Indemnification

(a) Soweit gesetzlich zulässig hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Konkurs- oder Nachlassmassen aus Gesellschaftsmitteln für Schäden, Verluste und Kosten aus drohenden, hängigen oder abgeschlossenen Klagen, Verfahren oder Untersuchungen in zivil-, straf- und verwaltungsrechtlicher oder anderer Natur (beispielsweise und nicht ausschliesslich Verantwortlichkeiten gestützt auf Vertragsrecht, Haftpflichtrecht und anderes anwendbares ausländisches Recht und alle angemessenen Anwalts-, Prozess- und andere Kosten und Auslagen) schadlos, welche ihnen oder ihren Erben, Konkurs- oder Nachlassmassen entstehen oder entstehen können aufgrund (i) von tatsächlichen oder behaupteten Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflichten oder behaupteten Pflichten, (ii) ihrer Tätigkeit als Mitglied des Verwaltungsrates oder der Geschäftsleitung, oder (iii) ihrer Tätigkeit im Auftrag der Gesellschaft als Mitglied des Verwaltungsrates oder der Geschäftsleitung, Arbeitnehmer oder Agent einer anderen Kapitalgesellschaft, Personengesellschaft, eines Trusts oder anderer Gesellschaftsformen.

(a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the current and former members of the board of directors, the executive management, and their heirs, executors and administrators out of the assets of the Company from against all damages, losses, liabilities and expenses in connection with threatened, pending or completed actions, proceeding or investigations, whether civil, criminal, administrative or other (including but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or reason of (i) any act done or alleged to be done, concurred or alleged to be concurred in or omitted or alleged to be omitted in or about the execution of their duty, or alleged duty; or (ii) serving as a member of the board of directors or member of the executive management of the Company; or iii) serving at the request of the Company as director, officer, or employee or agent of another company, partnership, trust or other enterprise.

Diese Pflicht zur Schadloshaltung besteht nicht, soweit in einem endgültigen und rechtskräftigen Entscheid eines zuständigen Gerichts, Schiedsgerichts oder einer zuständigen Verwaltungsbehörde entschieden worden ist, dass eine der genannten Personen ihrer Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

This indemnity shall not extent to any matter in which any of the said persons is found, in a final judgment or decree of a court, arbitral tribunal or government or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of said person’s duties as a member of the board of directors or member of the executive management.

(b) Ohne die vorstehende lit. a einzuschränken, schiesst die Gesellschaft aktuellen und ehemaligen Mitgliedern des Verwaltungsrates und der Geschäftsleitung die Gerichts- oder Anwaltskosten vor, die im Zusammenhang mit zivil-, straf- oder verwaltungsrechtlichen Verfahren oder im Zusammenhang mit Untersuchungen, wie in vorstehender lit. a beschrieben, anfallen. Die Gesellschaft kann solche Kostenvorschüsse ablehnen oder zurückfordern, sofern ein zuständiges Gericht oder eine zuständige Verwaltungsbehörde rechtskräftig feststellt, dass das entsprechende Mitglied des Verwaltungsrates oder der Geschäftsleitung eine vorsätzliche oder grobfahrlässige Verletzung seiner Pflichten als Mitglied des Verwaltungsrats oder der Geschäftsleitung begangen hat.

(b) Without limiting the foregoing lit. a, the Company shall advance existing and former members of the board of directors and executive management court costs and attorney fees in connection with civil, criminal, administrative or investigative proceedings as described in the preceding lit. a. The Company may reject or recover such advanced costs if a court or governmental or administrative authority of competent jurisdiction not subject to appeal holds that the member of the board of directors or member of the executive management in questions has committed an intentional gross negligent breach of his statutory duties as a member of the board of directors or member of the executive management.

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(c) Die Gesellschaft kann Haftpflichtversicherungen für die Mitglieder des Verwaltungsrates oder der Geschäftsleitung abschliessen. Die Bezahlung der Versicherungsprämien wird von der Gesellschaft oder ihren Tochtergesellschaften übernommen

(c) The Company may procure directors’ and officers’ liability insurance for members of the board of directors and members of the executive management of the Company. The insurance premiums shall be charged to and paid by the Company or its subsidiaries.

Art. 19 — Wahl und Zusammensetzung des Vergütungsausschusses Der Vergütungsausschuss besteht aus zwei oder mehreren Mitgliedern des Verwaltungsrates.	Art. 19 — Election and Constitution of Compensation Committee The compensation committee shall consist of two or more members of the board of directors.
Der Verwaltungsrat bezeichnet den Vorsitzenden des Vergütungsausschusses.	The board of directors shall appoint the chairman of the compensation committee.

Die Mitglieder des Vergütungsausschusses werden von der Generalversammlung jährlich für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und sind wieder wählbar. Die Wahl erfolgt für jedes Mitglied des Vergütungsausschusses einzeln. Bei Vakanzen im Vergütungsausschuss, die zu einer Unterschreitung der Mindestanzahl von zwei Mitgliedern führen, ernennt der Verwaltungsrat für die verbleibende Amtsdauer die fehlenden Mitglieder aus seiner Mitte.

The members of the compensation committee shall be elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. Each member of the compensation committee shall be elected individually. If there are vacancies on the compensation committee and the number of members falls below the minimum of two, the board of directors shall appoint the missing member from among its members for the remaining term of office.

Der Verwaltungsrat kann im Organisationsreglement oder in einem separaten Reglement Näheres zur Organisation und Beschlussfassung des Vergütungsausschusses festlegen.	The board of directors may determine further details on the organization and decision-making of the compensation committee in the organizational rules or in separate regulations.

Art. 20 — Aufgaben des Vergütungsausschusses

Der Vergütungsausschuss unterstützt den Verwaltungsrat bei der Festsetzung und Überprüfung der Vergütungsprinzipien und -richtlinien, bei der Erstellung des Vergütungsberichts sowie bei der Vorbereitung der Anträge zuhanden der Generalversammlung über die Vergütung des Verwaltungsrates und der Geschäftsleitung. Er kann dem Verwaltungsrat Anträge und Empfehlungen zu weiteren Vergütungsfragen unterbreiten.

Art. 20 — Duties of Compensation Committee

The compensation committee shall support the board of directors to establish and review the Company’s compensation principles and guidelines, in preparing the compensation report and in preparing the proposals to the shareholders’ meeting regarding compensation of the members of the board of directors and the members of the executive management. The compensation committee may submit proposals to the board of directors in other compensation related issues.

Der Verwaltungsrat kann dem Vergütungsausschuss weitere Aufgaben und Befugnisse zuweisen.	The board of directors may delegate further tasks and powers to the compensation committee.

C. Revisionsstelle

Art. 21 — Zusammensetzung, Amtsdauer

Die Generalversammlung wählt eine oder mehrere natürliche oder juristische Personen als Revisionsstelle, welche die besonderen fachlichen Voraussetzungen im Sinne von Art. 727b OR erfüllen müssen. Die Amtsdauer beträgt ein Jahr. Eine Wiederwahl ist zulässig.

C. Auditors

Art. 21 — Composition, Term of Office

One or several natural or legal persons may be elected as auditors, who must meet the special professional standards as defined in Art. 727b CO. The term of office is one year. Re-election is permitted.

Art. 22 — Befugnisse Der Revisionsstelle hat die im Gesetz festgehaltenen Befugnisse und Pflichten.	Art. 22 — Powers The auditors dispose of the duties and entitlements laid down in the law.

Die Generalversammlung kann die Aufgaben und Befugnisse der Revisionsstelle jederzeit erweitern, doch dürfen der Revisionsstelle keine Aufgaben des Verwaltungsrates übertragen werden oder solche, die die Unabhängigkeit beeinträchtigen.

The shareholders’ meeting may at any time extend the duties and powers of the auditors, buy the auditors may not be assigned any duties of the board of directors or any duties that would impair their independence.

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IV. Vergütung des Verwaltungsrates und der Geschäftsleitung	IV. Compensation of the Board of Directors and the Executive Management
Art. 23 — Genehmigung der Vergütung	Art. 23 — Approval of Compensations by Shareholders’ Meeting

Die Generalversammlung genehmigt jährlich die Anträge des Verwaltungsrates in Bezug auf:

a)    den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die folgende Amtsperiode;

b)   den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr; und

c)    den maximalen Gesamtbetrag der Vergütung des Beirats für die folgende Amtsperiode

The shareholders’ meeting shall approve annually the proposals of the board of directors in relation to:

a)    the maximum aggregate amount of the compensation of the board of directors for the following term office;

b)   the maximum aggregate amount of the compensation of the executive management for the following financial year; and

c)    the maximum aggregate amount of the compensation of the members of the advisory board for the following term office.

Der Verwaltungsrat kann der Generalversammlung abweichende und zusätzliche Anträge in Bezug auf die gleichen oder andere Zeitperioden zur Genehmigung vorlegen.	The board of directors may submit for approval by the shareholders’ meeting deviating or additional proposals relating to the same or different periods.

Lehnt die Generalversammlung einen Antrag des Verwaltungsrates ab, setzt der Verwaltungsrat den entsprechenden (maximalen) Gesamtbetrag oder (maximale) Teilbeträge unter Berücksichtigung aller relevanten Faktoren fest, und unterbreitet den oder die so festgesetzten Beträge derselben Generalversammlung, einer nachfolgenden ausserordentlichen Generalversammlung oder der nächsten ordentlichen Generalversammlung zur Genehmigung.

In the event the shareholders’ meeting does not approve a proposal of the board of directors, the board of directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or partial (maximum) amounts, and submit the amount(s) so determined for approval by the same shareholders’ meeting, a subsequent extraordinary shareholders’ meeting or the next annual shareholders’ meeting.

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Vergütungen vor der Genehmigung durch die Generalversammlung unter Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten.

The Company or any company controlled by it may pay out compensation prior to approval by the shareholders’ meeting subject to subsequent approval by the shareholders’ meeting.
Wird prospektiv über variable Vergütungen abgestimmt, muss der Generalversammlung der Vergütungsbericht zur nachträglichen Konsultativabstimmung vorgelegt werden.	If variable compensation is voted on prospectively, the compensation report must be submitted to the Annual General Meeting for a subsequent consultative vote.

Die Gesellschaft oder von ihr kontrolliere Gesellschaften sind ermächtigt, jedem Mitglied, das während einer von der Generalversammlung bereits genehmigten Vergütungsperiode in die Geschäftsleitung eintritt, während der Dauer der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag auszurichten. Der Zusatzbetrag darf 50% der zuletzt von der Generalversammlung genehmigten Gesamtbeträge der fixen und variablen Vergütungen der Geschäftsleitung je Vergütungsperiode nicht übersteigen.

The Company or any company controlled by it shall be authorized to pay to any executive who becomes a member during a compensation period for which the shareholders’ meeting has already approved the compensation of the executive management a supplementary amount during the compensation period(s) already approved. The supplementary amount shall not exceed 50% of the aggregate amounts of fixed and variable compensation of the executive management last approved by the shareholders’ meeting per compensation period.

Art. 24 — Allgemeine Vergütungsgrundsätze

Die Vergütung der Mitglieder des Verwaltungsrates umfasst grundsätzlich zusätzlich zu der fixen Grundentschädigung keine variable Vergütung. Zusätzlich zu einer fixen Vergütung kann den Mitgliedern der Geschäftsleitung eine variable Vergütung, die sich nach der Erreichung bestimmter Leistungsziele richtet, ausgerichtet werden.

Art. 24 — General Compensation Principles

The compensation of members of the Board shall not consist of any variable compensation, in addition to the fixed compensation. In addition to a fixed compensation, members of the executive management may be paid a variable compensation, depending on the achievement of certain performance criteria.

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Die Leistungsziele können persönliche Ziele, Ziele der Gesellschaft oder bereichsspezifische Ziele und im Vergleich zum Markt, anderen Unternehmen oder vergleichbaren Richtgrössen berechnete Ziele umfassen, unter Berücksichtigung von Funktion und Verantwortungsstufe des Empfängers der variablen Vergütung. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legen die Gewichtung der Leistungsziele und die jeweiligen Zielwerte fest.

The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Die Vergütung von Mitgliedern des Verwaltungsrates erfolgt grundsätzlich in Geld und/oder Aktien. Die Vergütung von Mitgliedern der Geschäftsleitung kann in Form von Geld, Aktien, Finanzinstrumenten oder Sach- oder Dienstleistung ausgerichtet werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legen Zuteilungs-, Ausübungs-, und Verfallsbedingungen sowie Wartefristen fest. Sie können vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie einem Kontrollwechsel oder der Beendigung einer Arbeits- oder Mandatsverhältnisses Wartefristen oder Ausübungsbedingungen weitergelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen.

The compensation of members of the Board shall generally be paid or granted in the form of cash and/or shares. The compensation of members of the executive management may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions; they may provide for continuation, acceleration, or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement.

Der Verwaltungsrat oder der Vergütungsausschuss kann im Rahmen eines Aktienbeteiligungsprogramms sowie eines hierzu von ihm erlassenen Reglements über die Zuteilung von Optionsrechten oder andere aktienbasierte Vergütungen an Mitglieder des Verwaltungsrates und der Geschäftsleitung grundsätzlich nach freiem Ermessen entscheiden

Zuteilungen erfolgen individuell und ohne irgendwelche Ansprüche der Empfänger auf wiederkehrende Leistung zu begründen. Sie haben im Rahmen folgender Vorgaben zu erfolgen:

a)    Zuteilungen sind ausschliesslich möglich an Mitglieder des Verwaltungsrates, welche noch im Amt sind, oder an Mitglieder der Geschäftsleitung in ungekündigtem Arbeitsverhältnis und nach Ablauf der Probezeit;

b)   der Ausgabepreis oder die Regeln zu seiner Bestimmung werden festgelegt, wobei Zuteilungen auch gratis erfolgen können;

c)    der Ausübungspreis entspricht mindestens dem Nennwert der zugrundeliegenden Aktien;

d)   die Wartefrist für die Ausübung von Optionsrechte beläuft sich auf mindestens zwölf Monate;

e)    nach Ablauf der Wartefrist können Optionsrechte bis längstens 10 Jahre ab Zuteilung ausgeübt werden; nicht ausgeübte Optionsrechte verfallen ersatzlos.

Der Verwaltungsrat oder der Vergütungsausschluss bestimmt die Bedingungen und Voraussetzungen, einschliesslich einer allfälligen Beschleunigung, Verkürzung oder Aufhebung der Sperrfrist im Fall bestimmter Ereignisse wie einem Kontrollwechsel sowie allfällige Rückforderungsmechanismen.

The board of directors or the compensation committee may under an equity incentive plan and based on the regulations issued by it for this purpose determine at its own discretion to grant option rights or other share based compensations to members of directors or members of the executive management.

Grants are made individually and do not constitute any claim whatsoever by beneficiaries for recurring awards. They shall be made pursuant to the following principles:

a)    grants are awarded only to members of the board of directors whose term has not expired or to members of the executive management in a non-terminated employment agreement and after conclusion of the probation period;

b)   the issue price or the principles for the determination of the issue price shall be set out, whereby grants may be made free of charge;

c)    the exercise price shall at least be equal to the nominal value of underlying shares;

d)   exercise shall be subject to a vesting period of at least twelve months;

e)    vested option rights shall be exercised within a maximum of ten years after the grant date; unexercised option rights shall lapse without compensation.

The board of directors or the compensation committee shall determine more detailed term and requirements, including any acceleration, curtailing or waiving of the vesting period in specific circumstances such as change of control, as well as any claw-back provisions.

Die Vergütung kann durch die Gesellschaft oder durch die von ihr kontrollierten Gesellschaften ausgerichtet werden.	Compensation may be paid by the Company or companies controlled by it.

Annex D-17

Art. 25 — Verträge über die Vergütungen

Die Gesellschaft oder von ihr kontrollierten Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Verträge über deren Vergütung abschliessen. Die Dauer der Verträge darf die Amtszeit nicht über-schreiten. Das Gleiche gilt für den Beirat.

Art. 25 — Agreements Regarding Compensations

The Company or companies controlled by it may enter into agreements for a fixed term or for an indefinite term with the members of the board of directors relating to their compensation. The duration of the contracts may not exceed the term of office. The same applies to members of the advisory board.

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge abschliessen. Befristete Arbeitsverträge haben eine Höchstdauer von einem Jahr. Eine Erneuerung ist zulässig. Unbefristete Arbeitsverträge haben eine Kündigungsfrist von maximal zwölf Monaten.

The Company or companies controlled by it may enter into employment agreements with members of the executive management for a fixed term or for an indefinite term. Employment agreements for a fixed term may have a maximum duration of 1 year. Renewal is possible. Employment agreements for an indefinite term may have a termination notice period of not more than 12 months.

Mitglieder der Geschäftsleitung, die einer Kündigungsfrist unterliegen, können von ihrer Arbeitspflicht befreit werden. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Aufhebungsvereinbarungen abschliessen.

Member of executive management who are subject to a termination notice may be released from their obligation of work. The Company or companies controlled by it may enter into termination agreements.

De Gesellschaft oder von ihr kontrollierte Gesellschaften können Konkurrenzverbote für die Zeit nach Beendigung eines Arbeitsvertrags für eine Dauer von bis zu einem Jahr vereinbaren. Ein solches Konkurrenzverbot wird grundsätzlich nicht abgegolten. Im Abgeltungsfall darf die Entschädigung den Durchschnitt der Vergütungen der letzten drei Geschäftsjahre nicht übersteigen.

The Company or companies controlled by it may enter into non-compete agreements for the time after termination of the employment agreement for a duration of up to one year. Such non-compete agreement shall not be compensated in principle. In the event of a settlement, the compensation may not exceed the average of the compensation paid in the last three financial years.

Art. 26 — Darlehen und Kredite An Mitgliedern des Verwaltungsrates oder der Geschäftsleitung dürfen keine Darlehen, Kredite oder Sicherheiten gewährt werden.	Art. 26 — Loans and Credits Members of the board of directors or member of the executive management may not be granted any loans, credits or securities.

V. Mandate ausserhalb der Gesellschaft

Art. 27 — Mandate ausserhalb der Gesellschaft

Kein Mitglied des Verwaltungsrates kann mehr als fünf zusätzliche Mandate in börsenkotierte Gesellschaften und fünf zusätzliche in nicht-kotierte Gesellschaften wahrnehmen. Das gleiche gilt für den Beirat.

V. Mandates Outside the Company

Art. 27 — Mandates Outside the Company

No member of the board of directors may hold more than five additional mandates in listed companies and five additional mandates in non-listed companies. The same applies to the members of the advisory board.

Mitglieder der Geschäftsleitung dürfen nicht mehr als drei zusätzliche Mandate in börsen-kotierten Gesellschaften und drei zusätzliche in nicht-kotierten Gesellschaften wahrnehmen.	Member of the executive management may not hold more than three additional mandates in listed companies and three additional mandates in non-listed companies.
Die folgenden Mandate fallen nicht unter diese Beschränkung:	The following mandates are not subject to these limitations:
a) Mandate in Unternehmen, die durch die Gesellschaft kontrolliert werden oder die Gesellschaft kontrolliert;	a) Mandates in companies which are controlled by the Company or which control the Company;

b)   Mandate in Vereinen, gemeinnützigen Organisationen, Stiftungen, Trusts sowie Personalfürsorgestiftungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als fünf solche Mandate wahrnehmen.

b)   Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundation. No member of the board of directors or of the executive management shall hold more than five such mandates.

Annex D-18

VI. Rechnungsabschluss und Gewinnverteilung

Art. 28 — Geschäftsjahr und Buchführung

Der Verwaltungsrat bestimmt das Geschäftsjahr.

Die Jahresrechnung, bestehend aus Erfolgsrechnung, Bilanz und Anhang, sowie die Konzernrechnung sind gemäss den Vorschriften des Schweizerischen Obligationenrechts, insbesondere der Art. 958 ff. OR, sowie nach den Grundsätzen der ordnungsgemässen Rechnungslegung aufzustellen.

VI. Annual Accounts and Appropriation of Profits

Art. 28 — Fiscal Year and Bookkeeping

The board of directors determines the fiscal year.

The annual accounts consisting of the statement of income, the balance sheet and the notes to the financial statements, as well as the consolidated accounts shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular Art. 958 et seq. CO, and generally accepted accounting principles.

Art. 29 — Reserven und Gewinnverwendung

Aus dem Jahresgewinn ist zuerst die Zuweisung an die Reserven entsprechend den Vorschriften des Gesetzes vorzunehmen. Der Bilanzgewinn steht zur Verfügung der Generalversammlung, die ihn im Rahmen der gesetzlichen Auflagen (insbesondere Art. 671 ff. OR) nach freiem Ermessen verwenden kann.

Art. 29 — Reserves and Appropriation of Profits

Out of the annual net income, the allocation to reserves must be made first according to the law. The distributable retained profit is available to the shareholders’ meeting to be used in accordance with the provisions set forth in the law (in particular Art. 671 et seq. CO) at its discretion.

Art. 30 — Auflösung und Liquidation

Die Auflösung der Gesellschaft kann durch einen Beschluss der Generalversammlung, über den eine öffentliche Urkunde zu errichten ist, erfolgen.

Die Liquidation wird durch den Verwaltungsrat besorgt, falls sie nicht durch einen Beschluss der Generalversammlung anderen Personen übertragen wird. Die Liquidation erfolgt gemäss Art. 742 ff. OR.

Art. 30 — Dissolution and Liquidation

The Company may be dissolved by resolution of the shareholders’ meeting that must be recorded in a notarized deed.

The liquidation is implemented by the board of directors, unless entrusted to other persons by resolution of the shareholders’ meeting. The liquidation must be implemented in accordance with Art. 742 et seq. CO.

VII. Benachrichtigung

Art. 31 — Bekanntmachungen

Publikationsorgan für Bekanntmachungen der Gesellschaft ist das Schweizerische Handelsamtsblatt; der Verwaltungsrat kann weitere Publikationsorgane bezeichnen.

Sofern der Gesellschaft die Namen und Adressen aller Aktionäre bekannt sind und Gesetz oder Statuten nicht zwingend etwas anderes bestimmen, können die Mitteilungen an die Aktionäre auch durch Brief an die im Aktienbuch verzeichneten Adressen, durch Fax oder E-Mail rechtsgültig erfolgen. In diesem Falle kann die Publikation im Schweizerischen Handelsamtsblatt unterbleiben.

VII. Notification

Art. 31 — Notices

The publication gazette for notice of the Company is the Swiss Official Gazette of Commerce; the board of directors may select additional publishing mediums.

Provided that the Company is aware of the names and addresses of all shareholders and the law or the articles of association do not necessarily stipulate otherwise, notifications to shareholders can also be made in a legally valid manner by letter to the addresses listed in the share register, facsimile or electronic mail. In this case, publication in the Swiss Official Gazette of Commerce may be omitted.

VIII. Besondere Tatbestände

Art. 32 — Verrechnung

Anlässlich der am 3. Oktober 2024 beschlossenen ordentlichen Kapitalerhöhung werden folgende Forderungen verrechnet:

Verrechnung im Betrage von CHF 750’000, wofür dem Gläubiger Ronald Hafner 145’993 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 125’000, wofür dem Gläubiger Felix Grisard 24’333 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 250’000, wofür dem Gläubiger Jürgen Bauer 48’665 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

VIII. Special Facts

Art. 32 — Offsetting

On the occasion of the ordinary capital increase in share capital resolved on October 3, 2024, the following claims with be offset:

Offsetting in the amount of CHF 750,000, for which the creditor Ronald Hafner is entitled to 145,993 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 125,000, for which the creditor Felix Grisard is entitled to 24,333 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 250,000, for which the creditor Jürgen Bauer is entitled to 48,665 registered shares (common shares) with a par value of CHF 0.80 per share;

Annex D-19

Verrechnung im Betrage von CHF 250’000, wofür der Gläubigerin Maria Nayvalt 48’665 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 67’083.33, wofür dem Gläubiger Ronald Hafner 13’059 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 10’069.44, wofür dem Gläubiger Felix Grisard 1’961 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 20’138.89, wofür dem Gläubiger Jürgen Bauer 3’921 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 20’138.89, wofür der Gläubigerin Maria Nayvalt 3’921 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 47’214.15, wofür dem Gläubiger Alexander Zwyer 9’191 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 46’800, wofür dem Gläubiger Gian-Marco Rinaldi Diaz de la Cruz 9’110 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 6’672.05, wofür dem Gläubiger Stig Løkke Pedersen 1’299 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 72’540, wofür dem Gläubiger Ronald Hafner 14’121 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 15’435, wofür der Gläubigerin Florence Allouche 3’005 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 372’171, wofür dem Gläubiger Alexander Zwyer 72’446 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von CHF 21’247.20, wofür dem Gläubiger George Apostol 4’136 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von USD 19’159.32, wofür der Gläubigerin KEY-OBS SAS 3’394 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von USD 130’000, wofür der Gläubigerin Aexon Labs Inc. 23’028 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von USD 31’250, wofür dem Gläubiger Jeff Bernier 5’536 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Offsetting in the amount of CHF 250,000, for which the creditor Maria Nayvalt is entitled to 48,665 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 67,083.33, for which the creditor Ronald Hafner is entitled to 13,059 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 10,069.44, for which the creditor Felix Grisard is entitled to 1,961 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 20,138.89, for which the creditor Jürgen Bauer is entitled to 3,921 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 20,138.89, for which the creditor Maria Nayvalt is entitled to 3,921 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 47,214.15, for which the creditor Alexander Zwyer is entitled to 9,191 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 46,800, for which the creditor Gian-Marco Rinaldi Diaz de la Cruz is entitled to 9,110 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 6,672.05, for which the creditor Stig Løkke Pedersen is entitled to 1,299 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 72,540, for which the creditor Ronald Hafner is entitled to 14,121 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 15,435, for which the creditor Florence Allouche is entitled to 3,005 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 372,171, for which the creditor Alexander Zwyer is entitled to 72,446 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of CHF 21,247.20, for which the creditor George Apostol is entitled to 4,136 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of USD 19,159.32, for which the creditor KEY-OBS SAS is entitled to 3,394 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of USD 130,000, for which the creditor Aexon Labs Inc. is entitled to 23,028 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of USD 31,250, for which the creditor Jeff Bernier will receive 5,536 registered shares (common shares) with a par value of CHF 0.80 per share;

Annex D-20

Verrechnung im Betrage von USD 279’299.90, wofür der Gläubigerin CliniLabs Inc. 49’475 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von USD 19’797.72, wofür dem Gläubiger Thomas Curatolo 3’507 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen;

Verrechnung im Betrage von USD 12’500, wofür der Gläubigerin Jennifer Franco 2’215 Namenaktien (Stammaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen.

Verrechnung im Betrage von USD 4’000’000, wofür der Gläubigerin Alpha Capital Anstalt 806’452 Namenaktien (Vorzugsaktien) mit einem Nennwert von CHF 0.80 je Aktie zukommen.

Offset in the amount of USD 279,299.90, for which the creditor CliniLabs Inc. is entitled to 49,475 registered shares with a par value of CHF 0.80 per share;

Offset in the amount of USD 19,797.72, for which the creditor Thomas Curatolo is entitled to 3,507 registered shares (common shares) with a par value of CHF 0.80 per share;

Offsetting in the amount of USD 12,500, for which the creditor Jennifer Franco is entitled to 2,215 registered shares (common shares) with a par value of CHF 0.80 per share.

Offsetting in the amount of USD 4,000,000, for which the creditor Alpha Capital Anstalt is entitled to 806,452 registered shares (preferred shares) with a nominal value of CHF 0.80 per share.

Auslegung/Interpretation

Ausschliesslich die deutsche Fassung dieser Statuten ist rechtsverbindlich. Die englische Übersetzung dieser Statuten hat keinerlei Rechtswirkungen und kann nicht zur Auslegung des deutschen Textes herangezogen werden.

Solely the German version of the company’s statutes shall be legally binding. The English translation shall have no legal effects and may not be used for the interpretation of the German wording.

Zug, […] 2025

Zug, […] 2025

Konformitätsbeglaubigung:

Der unterzeichnete Notar [•], beglaubigt hiermit, dass es sich vorliegend um die vollständigen, unter Berücksichtigung der Änderungen vom heutigen Tag gültigen Statuten der NLS Pharmaceutics AG, Kloten, handelt.

St. Gallen, den [•] 2025                          Der Notar:

Annex D-21

Annex E

Valuation Report of Moore Financial Consulting

19/12/2024

To: Kadimastem Ltd

Dear Sirs,

You have requested our opinion as to the fairness, from a financial point of view, to Kadimastem Ltd. (“Kadimastem” or the “Company”) of the Exchange Ratio in the proposed merger (the “Transaction”) between Kadimastem And NLS Pharmaceutical Inc. (together: the “Companies”).

Pursuant to the Agreement and Plan of Merger, (the “Agreement”), assuming specific conditions specified in the agreements, including cash balances in both companies, both companies will hold common shares of the merged entity, a NASDAQ traded company, with holding ration of 85% to the original Kadimastem shareholders and 15% to the original NLS shareholders.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Companies and the industries in which they operate; (iii) analyzed both companies’ share pricing as traded in the relevant stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Companies relating to the Companies’ businesses (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Companies with respect to certain aspects of the Transaction, and the past and current business operations of the Companies, the financial condition and future prospects and operations of the Companies, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Companies or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Companies, we did not assume any obligation to undertake any such independent verification.

We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Companies under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including technological and pharmaceutical situations of both companies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of the Companies to which such analyses or forecasts relate.

in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Companies with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Companies or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed transaction.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the exchange ratio in the proposed transaction is fair, from a financial point of view.

Moore Financial Consulting

Annex E-1

This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

/s/ Moore Financial Consulting

Moore Financial Consulting

Annex E-2

MOORE
FINANCIAL
CONSULTING

Kadimastem Ltd.

Valuation

December 2024

Dear Sir,

Upon your request, Moore Financial Consulting Ltd. (hereinafter: “MFC”), performed a valuation of Kadimastem Ltd. (“Kadimastem”, “the Company”) as of December 19, 2024.

Our study was performed based on the following:

•        Kadimastem’s financial reports as of 31.12.2023 and proforma report as of 30.06.2024

•        Kadimastem’s corporate presentation as of May 2024

•        Public information

This report was prepared based on information provided to us and from discussions held with the Company’s management. We did not verify the accuracy, reliability or completeness of the information provided and the procedures we used while performing the valuation do not constitute an audit or review made under any generally accepted auditing standards.

Our professional fees for this study were not subject to the results of this report.

Indemnification

It has been agreed by us, and Kadimastem, that except for our willful misconduct, negligence or malice, we will not bear any responsibility vis-à-vis the Client or any third party, from any source and based on any cause, including tort, related to executing services according to this proposal, and the Client, and/or its representatives will not bring any claim and/or lawsuit against us, including via a third party notice, with regard to the services given by us to the Client.

It is agreed that any legal measures regarding this valuation must be taken no later than three years from the date of submission of this valuation. It is agreed between the parties that all legal proceedings will be determined solely by an arbitrator who will be mutually agreed upon and who will be appointed within 30 days from the date of request for arbitration. If the parties do not reach an agreement regarding the identity of the arbitrator, one will be appointed by the President of the Israeli Bar, whoever serves at that time, unless he will have an interest in one of the parties, in which case the arbitrator will be appointed by the President of the District Court in Tel Aviv.

To avoid doubt, it is hereby clarified that the parties agree that any claims and lawsuits regarding this agreement will be settled by an arbitrator, as described above, and they will abstain from turning to legal courts. Additionally, in the case of a lawsuit, the State of Israel will have sole jurisdiction, and the governing law will be Israeli law.

We received information and explanations from the Client and/or its representatives. The responsibility for the information and the explanations belongs solely to the Client. This valuation does not include verifying the data we received.

Given this, this valuation will not be considered a confirmation of the veracity or completeness of the data given to us. In no event will we be responsible for any loss, damage, cost, or expense caused in any way from fraud, misrepresentation, misleading, transferring false information or withholding information on your part and/or on the part of your representatives, or any other reliance on said information, subject to the abovementioned.

Additionally, and without derogating from the foregoing, if, in a final, un-appealable legal proceeding, we are found liable to pay any amount to a third party in connection with the services that are the subject of this valuation, the Client undertakes to indemnify and reimburse us if the source of the claim is not willful misconduct, negligence or malice in providing our services as follows:

(1)    In case the conviction shall arise from information provided by the Client which the advisor explicitly relied on in performing the valuation — the client agreed to indemnify and reimburse 100% of any amount which the advisor shall be required to bear.

(2)    Otherwise, the client agreed to indemnify and reimburse the advisor for amounts paid by the advisor which are exceeding 3 times the advisor’s fee.

Moore Financial Consulting

Annex E-4

In any event, we will update the Client and will allow it to plead its defense in any proceeding and we will not settle without its prior written consent. It is agreed that the Client will pay the amounts mentioned in this paragraph only if they exceed our professional services fees, and after deducting our fees.

Study performer: Tzach Kasuto, M.Sc.

Tzach is a partner at Moore Financial Consulting LTD. He has about 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in economics and an MBA from Tel Aviv University.

Areas of expertise: Company valuation, fairness opinions, common share valuation, purchase price allocations, employee stock option valuation, expert opinions, Feasibility Studies, and Pricing Analysis.

Recent projects include:

•        Fattal Hotels. Provided Fattal Hotels, a major European hotel & leisure company, with numerous financial expert opinions, including a valuation and financial model requested by the underwriters, in connection with Fattal’s IPO.

•        The Second Authority for Television & Radio. Provided the Israeli Second Authority for Television & Radio with numerous economic studies and industry forecasts.

•        El Al. Provided El Al with valuations of two optional suppliers, which offered El Al an equity shares as a benefit for selecting them as a supplier.

•        The Israel Land Development Company. Provided the Israel Land Development Company, one of the leading public companies in Israel, with numerous valuation studies of the company’s major holdings.

•        Given imaging. Various PPA and Impairment studies of Given Imaging SBUs (A global, leader in patient-friendly solutions for visualizing, detecting, and monitoring GI disorders).

•        Kanit Hashalom. Numerous valuations of subsidiaries such as Tambour, Sonol, Supergas and GES.

Yours faithfully,
Moore Financial Consulting Ltd.

Moore Financial Consulting

Annex E-5

Annex E Page
The Company	E-7
The Market	E-14
Methodology	E-19
Valuation	E-21
Appendix — Discount Rate	E-29
Appendix — Peer group	E-31
Moore Financial Consulting

Annex E-6

The Company

The company was founded in Israel on October 6, 2008, as a private company under the Israeli Companies Law and commenced its business operations on August 27, 2009. Starting from June 2013, the company’s securities have been traded on the Tel Aviv Stock Exchange Ltd., transforming the company into a public company as defined by the Israeli Companies Law.

The company was founded by Professor Michel Revel, Professor Emeritus at the Weizmann Institute of Science and recipient of the Israel Prize for Medicine, renowned for his research on interferon, which led to the development of the drug Rebif for the treatment of multiple sclerosis. Rebif was sold to Serono Merck in 2006 and has generated annual sales of approximately one billion dollars since then.

The company’s field of activity is the development of cell therapy in regenerative medicine. Regenerative medicine is an innovative field of medical research focused on the regeneration of damaged tissues or organs, whether due to disease, injury, or congenital defects, through (1) Creating new cells, tissue parts, or organs in laboratory conditions, or using cells, organs, or tissue parts from donors and implanting them in the patient to replace damaged cells or tissues; or (2) Finding and developing drugs that will help induce the spontaneous regeneration of the damaged tissue or organ by encouraging the adult stem cells permanently present in the tissue to divide, differentiate, and replace the damaged area.

The company developed a technological platform for the development and production of target cells differentiated from embryonic stem cells and engineered pluripotent stem cells as off-the-shelf products aimed at repairing and replacing damaged cells, tissues, and organs. By using functional cells differentiated from embryonic stem cells, drugs can be developed to treat a wide range of diseases.

The company’s unique technological platform enables the expansion of embryonic stem cells and engineered pluripotent stem cells and their differentiation into specific cells in the body according to choice and relevant needs.

In addition, the company developed technological processes that allow, after differentiation and, if necessary, the selection of the relevant cells for therapeutic function created in differentiation and reassembling them. The company is also developing a delivery system that will encapsulate the cells before implantation into the patient, thus protecting them from the patient’s immune system if necessary.

After conducting a thorough examination of a variety of medical indications in which the technological platform can be used as a basis for drug development, as of the date of the periodic report, the company decided to focus on developing cell therapies for the treatment of two diseases: amyotrophic lateral sclerosis (ALS) and insulin-dependent diabetes, as detailed below:

AstroRx® — clinical development of groundbreaking cell therapy for treating amyotrophic lateral sclerosis, an incurable disease. The company completed a Phase I/IIa clinical trial at Hadassah Hospital, Israel, focusing on the implantation of healthy supporting cells of the nervous system (astrocytes) that support the survival of motor neurons and received orphan drug status from the FDA. As of the report’s publication, the company received approval from the FDA to initiate a Phase IIa multi-site clinical trial in the US, following the IND application submitted by the company, per its work plan.

IsletRx — development of insulin-secreting pancreatic cells to be implanted in diabetes patients as a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin). As of the report’s publication, the company has completed a pre-meeting with the FDA in which the FDA was briefed on its plans regarding its planned safety and efficacy trials. If the company’s development is completed, the developed treatment has the potential to cure diabetes. As of the date of the report, the company has a collaboration with iTolerance Inc. for the joint development of an innovative treatment in the field of diabetes based on the company’s IsletRx product and iTolerance’s 100-iTOL technology. During the reporting period, the joint venture received a grant of $1 million from the BIRD Foundation. After the reporting period, the parties held a pre-meeting with the FDA in which the FDA was briefed on the company’s plans regarding the planned safety and efficacy trials.

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The company’s business model is to complete the development of the products to a stage where, in the company’s estimation, it will be possible to commercialize the development results, among other things, for each of the products through a strategic partner (international pharmaceutical companies) who will complete the development and/or market and commercialize the product if the company completes development.

Considering the above, in parallel to the research and development of the drugs mentioned above, the company is continuously working to create additional strategic business and research collaborations, as well as professional ones, that will promote its activities, alongside raising the necessary financing to complete the development of the drugs mentioned above.

AstroRx®

In developing the AstroRx® product, the company assumes that implanting healthy astrocytes in ALS patients will improve the protection of neurons, slow their death, and consequently delay (even significantly) the progression of the disease.

The company’s drug is based on pluripotent stem cells derived from embryonic stem cells, which, using the company’s technological platform, underwent a process of expansion and differentiation into supporting cells of the central nervous system (astrocytes).

After multiplication and differentiation as described, the company freezes the cells (off-the-shelf product) for transportation to the required locations worldwide. After arriving at the destination and thawing, these cells will be implanted in patients by injection into the spinal cord, as detailed below:

a. Multiplication and differentiation into glial cells (supporting cells in the brain and spinal cord containing, among other things, astrocytes) — production of large quantities of pluripotent stem cells at the drug level (under good manufacturing practices, GMP) so that they serve as a starting material for the cell product. Subsequently, these pluripotent cells undergo controlled differentiation under laboratory conditions into glial cells, which mainly contain astrocytes.

b. Implantation in the patient’s body — implantation of the cells into the cerebrospinal fluid in the patient’s central nervous system, occasionally, so that the implanted cells support the external environment of motor neurons, produce and release neurotrophic factors essential for normal survival of motor neurons, and protect and prevent an increase in glutamate and free radical levels in the environment of nerve cells.

Clinical and preclinical trials

August 2020 — The company announced positive interim results in the clinical trial of the second treatment group (B Cohort). As mentioned, the trial’s primary objective was to assess the safety of the AstroRx® product. Like the first treatment group (Group A), the second treatment group (Group B), which was given a higher dose of the drug, did not report serious adverse events related to the treatment, and no adverse events were found that limited the treatment dose. The secondary objective of the clinical trial included the assessment of treatment efficacy, which is based, among other things, on the ALS Functional Rating Scale-Revised (ALSFRS-R) to assess the rate of progression of ALS by monitoring different motor activities of patients over time. The encouraging conclusions from all the analyses indicated that the company’s cell therapy with AstroRx® showed a significant slowdown in the rate of disease deterioration in the three months after treatment compared to the rate of disease deterioration before treatment. These results indicate a clinically substantial efficacy for this stage of clinical development.

Considering the positive interim results received by the company until that date, and against the background of the coronavirus pandemic and the recommendation of the DSMB committee, the company made a strategic decision to move forward and work with the FDA to initiate a Phase IIa clinical trial in the US and stop the continued recruitment of additional treatment groups for the clinical trial in Israel. The company intends to conduct the trial described in the US, which will be broad in number of centers (multi-site) in parallel to continued follow-up regarding the first and second treatment groups A Cohort and B Cohort of the trial conducted in Israel.

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Annex E-8

December 2020 — The company announced the trial results at the end of a 6-month follow-up period. In this context, encouraging results were observed in slowing the rate of disease progression for 3 months after treatment in the first and second treatment groups. In both groups, 10 patients were treated, 5 patients in the first treatment group and 5 patients in the second treatment group with a single dose of 100 million and 250 million AstroRx® cells, respectively. Patients completed a 6-month follow-up period after receiving treatment. During this period, no serious adverse events (SAEs) related to treatment or adverse events that limited the treatment dose were reported, indicating a good safety profile at both treatment doses. Analysis of product efficacy over a 6-month follow-up period from the start of treatment showed a statistically significant clinical effect for the first 3 months out of 6 months of follow-up in both study groups. At the end of the 6-month follow-up period, the rate of change in the ALSFRS-R measure returned to being like that measured before treatment. The clinical trial results were included in the IND application submitted by the company to the FDA after the reporting period, as detailed below, for conducting the subsequent clinical trial in ALS patients. In this context, it should be noted that after the reporting date, a scientific article was published for the first time in a journal on the Phase I/IIa clinical trial for the treatment of ALS in the prestigious scientific journal Transitional Medicine, which underwent a successful independent peer review.

The Year 2021 — In light of the company’s decision to act against the submission of an IND to the FDA to start the multi-site clinical trial in the USA, during the year 2021, the company’s main clinical activity in relation to ALS focused on two primary levels: (1) completion of all the trials required for IND submission for the company’s AstroRx® product for the multi-site trial (2) Completion of the development of the ability to freeze (off-the-shelf) and thaw the AstroRx® cells as before the development of this ability, as mentioned, the AstroRx® cells could be transplanted into the patient’s body within a limited period of 24 hours only. The company completed these objectives.

The year 2022 — The company completed the experiments required to develop the ability to freeze and thaw the cells without harming their quality and completed the toxicology experiment to examine their safety. Developing an off-the-shelf product that can be thawed and injected at the patient’s bedside is very valuable since it will allow the company to transport the cells globally as required in the performance of a multi-site clinical trial, as well as produce an off-the-shelf product on a commercial scale that will be available to the ALS patient’s community around the world. Also, during the year 2022, the company invested a lot of effort to complete the submission of an IND to the FDA, including the completion of a clinical protocol after consultation with key opinion leaders in the US and Europe and the completion of additional data regarding the product’s safety and quality assurance.

The Year 2023 — In continuation of the company’s efforts to complete what is required for submitting the IND as detailed above, during the reporting period, the company received FDA approval to start a multi-site clinical trial in the USA Phase IIa Multi-Site (phase 2a) of the company’s AstroRx® product for the treatment in the case of ALS, this follows the IND request submitted by the company in February. In addition, during the reporting period, the company began preparations for the clinical trial and, among other things, worked to preserve the existing knowledge in the company as part of the audit plan for 2023, which dealt with the transfer of Transfer-Tech knowledge and began the process to locate a CRO.

As part of the clinical trial, the company intends to examine the administration of repeated doses of AstroRx® every three months to prolong the observed therapeutic effect. As detailed above, as part of the Phase I/IIa clinical trial carried out by the company in Israel between 2018 – 2020.

At the same time as conducting the clinical trials, the company intends to continue developing closed and automated production processes that will answer the commercial production phase for thousands of patients once the clinical phases are successful.

The company estimates that it will be ready to start the multi-site clinical trial during the fourth quarter of 2025, subject to obtaining the required funding for the experiment.

Like the support that AstroRx® cells provide to the motor neurons survival in ALS disease, the astrocyte cells support the survival of nerve cells that are damaged in other neurodegenerative diseases. The company’s progress in the process of development, production, regulation, and clinical assessment of the AstroRx® product in the use of these cells in the ALS disease may serve a rapid and efficient development of the product for additional indications,

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thus shortening the arrival of the product to clinical stages in a relatively short period of time and raising the business potential of the company, the company intends to examine the possibilities for reviewing the effectiveness of the cellular product in supporting the survival of nerve cells in other neurodegenerative diseases such as the advanced stage of Multiple Sclerosis, Glaucoma, Parkinson and Alzheimer.

IsletRx

IsletRx’s cellular product is based on pluripotent stem cells expansion and differentiation. It received as part of non-exclusive license agreements and on its technological platform, which enables the proliferation of pluripotent stem cells and their differentiation into cells like the islets of Langerhans (which contain insulin-producing beta cells and glucagon-producing alpha cells). These cells are intended for transplantation in diabetics whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar. Transplantation of the cells will restore the patient’s ability to produce and release insulin biologically as needed, independently of external monitoring of the blood sugar level and regular insulin injections.

Therefore, the company’s drug is intended for type 1 and type 2 diabetes patients who depend on insulin injection from an external source to maintain adequate blood glucose levels. The treatment is based on islet-like clusters of cells produced from pluripotent stem cells.

As described above, based on extensive clinical trials conducted worldwide (end of the third phase) with the help of donor islets of Langerhans, it was found that their transplantation in diabetic patients led to a cure from the disease for a fixed period (about two to three years). Since the cells in the patient’s body are unable to produce insulin and release it in response to an increase in blood sugar, when functional pancreatic tissue is transplanted, the transplanted person can again produce and release insulin as needed, independently of external monitoring of the blood sugar level and regular insulin injections. Blood sugar level monitoring is done by cells, not artificial systems (such as sensors for glucose in insulin pumps).

In addition, the company is developing a technology for wrapping the islets (Delivery) that will allow protection of the islets from the immune system of the patient in whose body they will be transplanted, so that this wrapping will be a solution to the phenomenon of transplant rejection, without the need to administer drugs to weaken the patient’s immune system.

The wrapped islets will be implanted in the patient’s body in a defined anatomical area containing islet-like aggregates. According to the company, this method will make it possible to control and replace the cells, if necessary, with new cells. As the product development is completed, it will solve the problem of imbalance in diabetics, which brings long-term health complications. Thus, by achieving balance in blood sugar levels, there will be a stop in the deterioration of the disease and the patient’s quality of life will improve.

The model developed by the company in relation to the development of the drug for the treatment of diabetes, which is based on the technological platform, is divided into six main stages as detailed schematically below:

A. Cell proliferation (Expansion) produces large amounts of pluripotent stem cells, which are the starting material for the differentiation processes.

B. Differentiation into cells resembling islets of Langerhans — induction of differentiation processes of pluripotent stem cells into cells like islets of Langerhans under laboratory conditions in cell clusters, in a suspension stirred tanks under conditions simulating the development of islets of Langerhans.

C. Separation and selection (enrichment) of the relevant cells created by differentiation — clarification of the cells like the islets of Langerhans produced from the pluripotent stem cells to collect only the types of cells relevant for therapeutic function.

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D. Re-aggregation (re-clustering) of the cells that have undergone selection — the cells undergo spontaneous re-aggregation into clusters like the islets of Langerhans under conditions developed by the company and found effective for the procedure.

E. Encapsulation of the cells before they are transplanted into the patient — to protect the cells from the immune system of the transplanted person. The company is developing a micro-encapsulation wrapping technology which, as its development is completed, will enable the detection of sugar levels and insulin secretion accordingly, and at the same time, will protect the cells from the immune system of the patient in whose body the cells will be transplanted, so that this wrapping will be a solution to the phenomenon of transplant rejection, without the need to administer drugs to weaken the system the patient’s immune system.

F. Implantation in the patient’s body — the implantation of the capsule containing the cells of Langerhans’ islets in the patient’s body, once for a certain period (as opposed to insulin injections that are carried out daily) so that the transplanted cells carry out independent monitoring in a biologically normal way of the blood sugar level, without the need for external monitoring. The cells produce insulin and other hormones and release them into the bloodstream at a physiological level as needed.

IsletRx, the company’s product that combines the islet-like cells of Langerhans wrapped in the unique technology that the company is developing to wrap them, has successfully passed pre-clinical feasibility trials, and the company continues the development procedures. It should be noted that in addition to the wrapping technologies that the company is developing independently, the company is examining the use of various delivery technologies, including the purchase of licenses, marine equipment, and materials. Accordingly, the company is exploring the possibility of entering into agreements with owners of rights in relevant technologies. If the company enters into such agreements, it may be required to pay royalties to the owners of the rights in the technology or payments for milestones or both. At this stage, the company is unable to estimate the costs accurately.

As of the date of the report, the company has a collaboration with iTolerance Inc., for the joint development of an innovative treatment in the field of diabetes based on the company’s IsletRx product and iTolerance’s 100-iTOL technology.

During the reporting period, the joint venture was awarded a $1 million grant from the BIRD Foundation. After the reporting period, the parties held a preliminary meeting with the FDA in which the FDA was briefed on the company’s plans for the planned safety and efficacy trials.

Stages of drug development

As of the date of this report, the company is in the pre-clinical stage (the stage where the feasibility and safety of the product are proven in laboratory equipment and animals).

November 2019 — Completion of a preclinical feasibility trial in cellular therapy for insulin-dependent diabetes. The experiment tested the treatment efficiency of the IsletRx product, which is based on cell clusters like the islets of Langerhans and includes pancreatic cells in combination with a unique micro-encapsulation technology developed by the company. Successful results were observed as part of the feasibility trial results.

The Year 2020 — Continue product development and promote regulatory processes with the FDA.

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Annex E-11

The Year 2021 — In May 2021, the company submitted a preliminary application (INTERACT) to the FDA for the IsletRx product to receive a reference regarding the regulatory track for the product’s production and clinical development plans. In October 2021, the company held a meeting with the FDA (INTERACT), which included the recommendations and instructions for the company to carry out the plans required for the development of the IsletRx product in preparation for the Pre-IND submission of the product for the treatment of diabetes. It should be noted that the FDA viewed positively many aspects of the clinical development outline that the company proposed for the product. As of this date, the company continues the development procedures, among other things, in accordance with the recommendations received by the FDA.

The Year 2022 — The company made progress in searching for solutions for macro-encapsulation and micro-encapsulation of the IsletRx product. As mentioned above, in December 2022, the company reported the approval of a grant in the amount of one million US dollars to the company from the Israel-USA Binational Research and Development Fund (BIRDF) for sharing Potential action between the company and the American company iTolerance.

May 2023 — In May 2023, the company and iTolerance signed a cooperation agreement to develop an innovative treatment for diabetes. As part of the agreement, iTolerance will provide the 100-iTOL technology, and the company will provide the IsletRx product.

January 2024 — The company and iTolerance held a preliminary meeting with the FDA (INTERACT), during which the FDA was briefed on the company’s plans in connection with the safety and efficacy trials planned in connection with the joint development.

As mentioned, at the time of the report, the company is still in the pre-clinical phase of the diabetes drug development process. According to the findings of the preclinical studies, the in-vivo production of human c-peptide was demonstrated, which proves the function in the cells, as well as the release of c-peptide and insulin depending on the glucose levels blood (proof that the cells respond to changing glucose levels). An experiment in diabetic animals showed that the IsletRx cells could cure the disease in the model animals. As of the date of the report, the company continues to examine various options for providing optimal protection to the cells from the immune system, including a solution based on cooperation.

Moore Financial Consulting

Annex E-12

Kadimastem’s Financials

Following are the Company’s audited balance sheets as of December 31 of the years 2019 – 2023 and the proforma balance as of 30.06.2024:

USD 000’	31.12.2019	31.12.2020	31.12.2021	31.12.2022	31.12.2023	30.06.2024
	Audited					Proforma
Current Assets
Cash and Cash equivalents	12	1,445	6,197	1,700	1,105	3,022
Restricted Cash	—	—	—	—	—	130
Short-term receivables	408	340	181	273	435	493
Total Current Assets	420	1,785	6,378	1,973	1,540	3,645

Non-Current assets
Restricted Cash	135	148	148	152	164	—
Long-term receivables	52	28	—	—	—	—
Right-of-use assets	901	580	403	808	301	80
Fixed assets	431	329	345	389	220	179
Total Non-Current assets	1,519	1,086	896	1,349	685	258
Total Assets	1,939	2,870	7,274	3,322	2,226	3,903

Current Liabilities
Bank Loans	295	295	280	273	291	317
Loans from related parties	1,172	2,505	843	836	821	—
Account and Trade Payables	1,783	1,018	847	982	513	322
Other payables	697	468	540	339	218	164
Current Lease liabilities	357	341	358	373	348	144
Deferred grants	124	—	106	—	—	—
Convertible loan	—	—	—	—	222	—
Obligation for conversion component and options	—	—	—	—	967	—
Total Current Liabilities	4,429	4,627	2,974	2,802	3,380	947

Non-Current Liabilities
Employee benefit obligations	85	81	107	18	5	6
Non-Current Lease liabilities	625	307	101	415	—	—
Total Non-Current liabilities	710	388	208	433	5	6

Shareholders’ equity
Share capital	273	517	895	969	1,115
Share Premiun	34,729	42,045	52,900	54,499	58,221
Warrants	66	809	2,559	2,478	1,096
Equity attribue for share-based transactions	3,459	1,556	1,412	1,493	658
Equity attribute for Shareholders’ transactions	2,216	2,638	3,048	3,324	3,630
Accumulated loss	(43,942)	(49,710)	(56,722)	(62,676)	(65,881)
Total shareholders’ equity	(3,199)	(2,145)	4,092	87	(1,160)	2,951
Total Liabilities and Equity	1,939	2,870	7,274	3,322	2,226	3,903
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Following are the Company’s P&L’s for the years 2019 – 2023 and for the 6 months ended on 30.06.2024:

USD 000’	2019	2020	2021	2022	2023	H1 – 2024
Revenue	—	—	—	—	—	—
R&D expenses	4,741	3,524	4,554	4,010	1,578	403
S&M expenses	221	244	128	237	80	—
G&A expenses	1,610	1,629	1,782	1,608	1,279	370
Total Opex	6,572	5,397	6,464	5,855	2,937	773
Operational Loss	(6,572)	(5,397)	(6,464)	(5,855)	(2,937)	(773)
Interest income	7	9	—	19	35	—
Interest expenses	158	455	644	252	347	477
Loss before taxes	(6,723)	(5,843)	(7,108)	(6,088)	(3,248)	(1,250)
Direct taxes	(49)	(67)	(118)	(44)	(53)	(35)
Loss for the year	(6,674)	(5,775)	(6,990)	(6,044)	(3,195)	(1,215)
Actuarial gains or losses attributed to defined benefit plans	(15)	7	(22)	89	(10)	—
Net Loss	(6,688)	(5,769)	(7,011)	(5,954)	(3,205)	(1,215)

The Market

Amyotrophic Lateral Sclerosis (ALS)

Amyotrophic lateral sclerosis (ALS), formerly known as Lou Gehrig’s disease, is a neurological disorder that affects motor neurons, the nerve cells in the brain and spinal cord that control voluntary muscle movement and breathing. As motor neurons degenerate and die, they stop sending messages to the muscles, which causes the muscles to weaken, start to twitch (fasciculations), and waste away (atrophy). Eventually, in people with ALS, the brain loses its ability to initiate and control voluntary movements such as walking, talking, chewing and other functions, as well as breathing. ALS is progressive, meaning the symptoms get worse over time.

The U.S. Food and Drug Administration has approved several drugs for ALS that may prolong survival, reduce the rate of decline, or help manage symptoms. However, there is currently no known treatment that stops or reverses the progression of ALS.

Early symptoms include:

•        Muscle twitches in the arm, leg, shoulder, or tongue

•        Muscle cramps

•        Tight and stiff muscles (spasticity)

•        Muscle weakness affecting an arm, a leg, or the neck

•        Slurred and nasal speech

•        Difficulty chewing or swallowing

As the disease progresses, muscle weakness and atrophy spread to other parts of your body. People with ALS may develop problems with:

•        Chewing food and swallowing (dysphagia)

•        Drooling (sialorrhea)

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•        Speaking or forming words (dysarthria)

•        Breathing (dyspnea)

•        Unintended crying, laughing, or other emotional displays (pseudobulbar symptoms)

•        Constipation

•        Maintaining weight and getting enough nutrients

Eventually, people with ALS will not be able to stand or walk, get in or out of bed on their own, use their hands and arms, or breathe on their own. Because they usually remain able to reason, remember, and understand, they are aware of their progressive loss of function. This can cause anxiety and depression in the person with ALS and their loved ones. Although not as common, people with ALS also may experience problems with language or decision-making.

Most people with ALS die from being unable to breathe on their own (known as respiratory failure,) usually within three to five years from when the symptoms first appear. However, about 10% survive for a decade or more.

Treating ALS

There is no treatment to reverse damage to motor neurons or cure ALS currently. However, some treatments may slow progression of the disease, improve quality of life, and extend survival. New treatments have become available in the past several years, and researchers continue to explore diverse avenues to slow or stop progression of ALS.

Supportive health care is best provided by integrated, multi-disciplinary teams of professionals that may include physicians, pharmacists, physical, occupational, speech, and respiratory therapists, nutritionists, social workers, clinical psychologists, and home care and hospice nurses. These teams can design an individualized treatment plan and provide special equipment aimed at keeping people as mobile, comfortable, and independent as possible.

Doctors may use the following medications approved by the U.S. Food and Drug Administration (FDA) to support a treatment plan for ALS:

•        Riluzole (Rilutek) is an oral medication believed to reduce damage to motor neurons by decreasing levels of glutamate, which transports messages between nerve cells and motor neurons. Clinical trials in people with ALS showed that riluzole may prolong survival by a few months. The thickened liquid form (Tiglutik) or the tablet (Exservan) that dissolves on the tongue may be preferred if the person has swallowing difficulties.

•        Edaravone (Radicava) is an antioxidant given either orally or intravenously and has been shown to slow functional decline in some people with ALS. RADICAVA ORS is a form of edaravone that can be taken orally or via feeding tube.

•        Sodium phenylbutyrate/taurursodiol (Relyvrio) is an oral medication that was proposed to prevent nerve cell death by blocking stress signals in cells. The FDA approved Relyvrio based on safety and efficacy data from a single, smaller ALS clinical trial in September 2022. However, a larger clinical trial failed to confirm the earlier findings, and the manufacturer of Relyvrio removed the drug from the market in 2024.

•        Tofersen (Qalsody) is given through a spinal injection to people with ALS who have been determined to have a mutation in the SOD1 gene. While the benefits of this drug are still under study, it may work by decreasing one of the markers of damage to neurons.

Moore Financial Consulting

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ALS Prevalence

In The following table can be found data regarding the prevalence of ALS in the population of the US, Japan and the five European largest economies1 2 3:

		Prevalence
Country	Population[1]	per 100k	Total
USA[2]	345,426,571	8.63	29,824
Germany[3]	84,552,242	6.23	5,268
France[3]	66,548,530	6.23	4,146
UK3	69,138,192	4.03	2,786
Spain[3]	47,910,526	6.89	3,301
Italy[3]	59,342,867	7.85	4,658
Japan[3]	123,753,041	7.96	9,851

Diabetes

Diabetes is a chronic, metabolic disease characterized by elevated levels of blood glucose (or blood sugar), which leads over time to serious damage to the heart, blood vessels, eyes, kidneys and nerves. The most common is type 2 diabetes, usually in adults, which occurs when the body becomes resistant to insulin or doesn’t make enough insulin. In the past 3 decades the prevalence of type 2 diabetes has risen dramatically in countries of all income levels. Type 1 diabetes, once known as juvenile diabetes or insulin-dependent diabetes, is a chronic condition in which the pancreas produces little or no insulin by itself. For people living with diabetes, access to affordable treatment, including insulin, is critical to their survival.

Symptoms of type 1 diabetes include the need to urinate often, thirst, constant hunger, weight loss, vision changes and fatigue. These symptoms may occur suddenly. Symptoms for type 2 diabetes are generally like those of type 1 diabetes but are often less marked. As a result, the disease may be diagnosed several years after onset, after complications have already arisen. For this reason, it is important to be aware of risk factors.

Type 1 diabetes cannot currently be prevented. Effective approaches are available to prevent type 2 diabetes and to prevent the complications and premature death that can result from all types of diabetes. These include policies and practices across whole populations and within specific settings (school, home, workplace) that contribute to good health for everyone, regardless of whether they have diabetes, such as exercising regularly, eating healthily, avoiding smoking, and controlling blood pressure and lipids.

The starting point for living well with diabetes is an early diagnosis — the longer a person lives with undiagnosed and untreated diabetes, the worse their health outcomes are likely to be. Easy access to basic diagnostics, such as blood glucose testing, should therefore be available in primary health care settings. Patients will need periodic specialist assessment or treatment for complications.

A series of cost-effective interventions can improve patient outcomes, regardless of what type of diabetes they may have. These interventions include blood glucose control through a combination of diet, physical activity and, if necessary, medication; control of blood pressure and lipids to reduce cardiovascular risk and other complications; and regular screening for damage to the eyes, kidneys and feet to facilitate early treatment.

____________

1        Worldometer — Countries in the world by population (2024) — https://www.worldometers.info/world-population/population-by-country/

2        CDC — National ALS registry dashboard — https://www.cdc.gov/als/dashboard/index.html

3        Carolyn A. Brown, Cathy Lally, Varant Kupelian, W. Dana Flanders; Estimated Prevalence and Incidence of Amyotrophic Lateral Sclerosis and SOD1 and C9orf72 Genetic Variants. Neuroepidemiology 16 September 2021; 55 (5): 342–353. — https://doi.org/10.1159/000516752

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Diabetes Prevalence

According to the International Diabetes Federation (“IDF”) data, there were approx. 537 million people from the 20 – 79 age group worldwide living with diabetes (2021 data). This represents 10.5% of the world’s population in this age group. The total number is predicted to rise to 643 million (11.3%) by 2030 and to 783 million (12.2%) by 2045. In the following table are the IDF’s estimated global number of persons with Diabetes by territory:

Region	(000’)	2021	%	2030	Growth
Africa		23,634	4.4%	33,446	41.5%
Europe		61,425	11.4%	67,000	9.1%
Middle East and North Africa		72,672	13.5%	95,000	30.7%
North America and Caribbean		50,547	9.4%	57,000	12.8%
South and Central America		32,497	6.1%	40,000	23.1%
South-East Asia		90,205	16.8%	113,300	25.6%
Western Pacific		205,640	38.3%	238,300	15.9%
Total		536,620	100.0%	644,046	20.0%

Source: IDF Diabetes Atlas 2021 — 10th edition

Estimated total number of adults (20 – 79 years) with diabetes in 2021

‹100 thousand
100–‹500 thousand
500 thousand–‹1 million
1–‹10 million
10–‹20 million
›20 million
no estimates made

Source: IDF Diabetes Atlas 2021 — 10th edition

Moore Financial Consulting

Annex E-17

The IDF’s Prevalence data for the US, Japan and the 5 European largest economies are as follows:

Country	Population	Diabetes (2021) (000’)		Diabetes (2030) (000’)	Growth %
			%
USA	345,426,571	32,215	9.3%	34,755	7.9%
Germany	84,552,242	6,200	7.3%	6,520	5.2%
France	66,548,530	3,943	5.9%	4,185	6.1%
UK	69,138,192	3,996	5.8%	4,141	3.6%
Spain	47,910,526	5,141	10.7%	5,576	8.5%
Italy	59,342,867	4,470	7.5%	4,699	5.1%
Japan	123,753,041	11,005	8.9%	10,543	-4.2%
Total	796,671,969	66,971	8.4%	70,418	5.1%

The total number of people with Diabetes in these seven countries in 2021 was estimated by the IDF as approximately 67 million with an estimated total growth of 5.1% by 2023 to approximately 70.4 million.

Stem Cell Therapies Prices

Over the past 3 years, drug manufacturers have disrupted the medical and prescription drug industries considerably with the rapid growth of cellular therapies. Often lifesaving, these therapies represent a promising new era for medical treatments in the US. However, the high cost and growing pipeline for cell therapies present considerable challenges for the US medical insurance market.

As the number of approved cell therapies continues to grow, the impact on insurance claim activity is a paramount challenge for employers, insurers and reinsurers. The eligible population to receive these therapies is still relatively small, so while currently approved therapies have not yet become a significant percentage of overall US medical spend, claim frequency is slowly building.

The exact stem cell treatment cost can be determined only after careful evaluation of the case and other parameters associated with the treatment. For example, the stem cell therapy cost is influenced by several factors, including the type, quality, and source of stem cells, the condition to be treated, and the location of the treatment facility. In addition, the number of cells to be administered and whether the stem cells are ethically sourced and viable also influence stem cell therapy price. Following is a list of FDA approved cell therapies and their cost as of June 30, 2023,4:

Drug	Condition	Manufacturer	Cost ($000’)
Abecma	Multiple Myeloma	Celegene	419.5
Breyanzi	Large B-Cell Lymphoma	Juno Therapeutics	410.3
Carvykti	Multiple Myeloma	Janssen Biotech	465.0
Kymriah	Follicular Lymphoma	Novartis	475.0
Lantidra	Type 1 Diabetes	CellTrans	300.0
Maci	Knee/Joint defects	Vericel	40.0
Omisirge	Blood Cancers	Gamida cells	338.0
Provenge	Prostste cancer	Dendreon	93.0
Rethymic	Congenital Athymia	Enzyvant Therapeutics	2,700.0
Tecartus	Acute Lymphoblastic Leukemia	Kite Pharma	373.0
Yescarta	Large B-Cell Lymphoma	Kite Pharma	373.0

____________

4        Gene and Cell Therapies: Navigating the Challenges Around Rising Costs in Medical Insurance (https://www.guycarp.com/)

Moore Financial Consulting

Annex E-18

Methodology

Methodology for asset valuation

A valuation of business, operations, assets or liabilities can be carried out according to one or more methodologies for valuation. For the most part, the general practice divides the valuation methodologies between the three following main approaches:

•        The Cost Approach/Net Asset Value (NAV).

•        The Comparative Method/Market Approach.

•        The Income/Earnings Approach

Valuation methodology can make use of one or more of the approaches above. Choosing the appropriate valuation methodology varies from case to case. While each of the various approaches and methodologies has its own uniqueness and is suitable for other types of assets or evaluating various business situations.

In addition, all the approaches require references to various parameters and different information available and therefore the choice of valuation methodology should be done carefully with attention to both the nature of the asset valued, the business environment in which it is located and the information available to the appraiser at the valuation.

The Cost Approach/Net Asset Value (NAV)

The cost approach estimates the economic value of the entity’s assets and liabilities based on their market value. To carry out the valuation based on this method, it is required to replace the book value (accounting numbers) of assets and liabilities (and the off-balance components) with their economic value.

In other words, in contrast to the “book value,” the “assets value” “of the Company refers to the net realizable values (Exit Value) of assets and liabilities. The implied equity value is the entity’s total fair value assets less the fair value of its liabilities.

In this approach it is not required to use any forecasts and future value calculation but only present data. For example, if a company, which began operating in a short time before the valuation date, is the owner of production machines whatsoever, the value will be as the fair value of the machines (i.e. the fair value is the price at which the company can sell the machines in the free market and arm’s length transaction basis) plus other company’s assets, minus its liabilities.

The NAV approach is commonly used especially for: (1) companies in liquidation, (2) early-stage companies, (3) companies which are all in fair value, or most of their value are in fair value (mainly holding companies and real estate entities), i.e. the major portion of their value is reflected on their balance sheet (except of “intangible assets” or “goodwill”) or (4) in order to obtain a lower bound for the value of the company.

The Comparative Method/Market Approach

Under this approach, the estimated value of the asset is based on actual transactions which took place whereby market conditions in the asset itself, or in similar assets, the transactions are carried out within a reasonable time before the valuation date and the markets the comparable assets operate are like the market of the asset valued.

This approach estimates the asset based on comparable purchase and sale transactions of similar activities. The use of information about purchases of similar assets (for the assessment of the asset’s value) assumes that the relevant parameters deriving from similar non-financial businesses can be a basis for deriving the estimated value of the asset.

The above is reserved by the condition that a similar transaction is between a willing buyer and a willing seller (i.e. arm’s length transactions). In such a case, the value of the transaction reflects the real market value of the asset transferred. Comparative transactions which constitute the comparative sample evaluation can be a sale of whole asset on the one hand (e.g., the sale of company), and on the other hand a quote of traded share price of a similar company.

Moore Financial Consulting

Annex E-19

After finding those relevant comparable transactions, it is required to standardize the value of the assets to which they compare to estimate the asset’s value according to selected parameters. Then the asset is estimated based on a comparison between the sample of assets, based on the assumption that similar assets are characterized by the same multiples and/or by similar financial ratios.

The comparison is made based on the calculated ratio between the value of the asset and the selected performance parameter. This ratio is called the “multiplier.”

The Income/Earnings Approach

According to the income approach, the value of an economic asset is derived from the future cash flows arising from it. The basic principle underlying the income approach is that an asset/company is an active ongoing concern premise and will operate in the future. The aim of the income approach is to reach the current value based on the firm’s forecast cash flows.

The main valuation methodology in the income approach is the discounted cash flow method (DCF). The method’s principle is that the value of the asset is the present value of free cash flow (FCF) which is generated during the forecast period (finite or infinite).

The first step in this approach is to build a cash flow projection of the entity (based on the entity’s business model). The model is a set of logical-mathematical relationships between various parameters which are considered as factors that affect the future financial results of the asset that is estimated. The result is a line of cash flows arising from the different formulas and parameters used in the model’s assumptions.

In the second phase, to determine the value of the asset it is required to set an appropriate discount rate which is the basis for discounting future cash flows and translating them into current values. The discount rate reflects the level of activity’s risk. As much as the entity’s activity is dangerous (i.e., the level of uncertainty that exists to realization is lower) then it is required to choose a higher discount rate. As much as the discount rate is higher then, the cash flow’s present value will be lower.

Capital Asset Pricing Model (CAPM) assumes that the average investor holds the market portfolio and therefore he is exposed to market risks and hence measurement of risk for an individual asset is relative risk compared to the market portfolio.

According to this model, the rate of return on equity is derived from the risk-free interest rate plus a market risk premium multiplied by the risk level of the company which is relative to the standard deviation of the market portfolio (ß).

Ke = Rf + ß * (Rm-Rf)

Where:

RF = risk free interest rate

ß = The correlation level between the return on investment and the return on the market portfolio

Rm-Rf = Risk premium on risky assets above the risk-free interest rate

The Beta of the asset will be derived usually from the calculation of the actual beta of the share of the company, which is estimated, from a sample of similar listed companies, or from a database. First, the beta-share leveraged will be derived from peer group, and then re-leveraging will be carried out to reach the appropriate beta for the estimated company.

Sometimes it is common to include additional premiums for the cost of capital in respect of business risks which are not “perceived” by the CAPM, such as the premium for small companies (small-size premium) and other risk premiums.

Moore Financial Consulting

Annex E-20

Valuation

Methodology in Kadimastem’s valuation

Kadimastem’s valuation was performed under the income approach, using the Risk-Adjusted Net Present Value (rNPV) method. This method enhances standard DCF analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. As a result, this method is also referred to as the expected net present value (eNPV) method. Among the various early-stage biotech valuation methods, the rNPV method is the most appropriate. This method is suited for valuing:

•        Preclinical and clinical stage biotech assets

•        Novel pharma and biotech drugs undergoing development

•        Other life sciences assets that undergo phased development

The mechanics of rNPV involve:

•        Estimating clinical trial and approval probabilities

•        Adjusting cash flow projections for risk using these probabilities

•        Discounting risk-adjusted cash flows to present value

•        Summing risk-adjusted cash flows to derive rNPV

This captures the risks inherent in biotech drug development. rNPV provides a more accurate asset valuation than basic DCF as it enables conducting pharma and biotech valuation based on the stage (preclinical, Phase 1-3) of development of assets.

As mentioned in the company description, Kadimastem is currently in the process of developing two indications:

•        AstroRx® — clinical development of a cell therapy for treating amyotrophic lateral sclerosis (ALS).

•        IsletRx — a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin).

We have valued Kadimastem under the assumption that these are it’s only two projects, therefore we accounted for expected income and expenses related to these indications alone and did not take into consideration developments that the Company might be performing in the future.

Another assumption made for the sake of the current valuation is that the Company will develop the two indications on its own until the successful termination of the Phase II clinical trials and following that will seek for a business agreement with a large pharma company that will perform the Phase III clinical trials (on its own account) and after the successful conclusion of the trials will continue and market the finished products. Kadimastem will be entitled for an upfront payment at the end of Phase II and royalties from the third-party revenues.

Moore Financial Consulting

Annex E-21

Timeline of the development of the Indications

Following we present the assumptions regarding the development of the AstroRx® and IsletRx:

Based on information received from the company and our own research we have assumed the following regarding the development of AstroRx® and IsletRx:

Phase	Start	End	Cost ($000’)
AstroRx (ALS)
Phase II*	Q3/2025	Q4/2026	15,000
Phase III	Q2/2027	Q1/2029	**
Sales	Q3/2029		***
IsletRx (Diabetes)
Phase I*	Q4/2025	Q1/2027	3,000
Phase II	Q3/2027	Q4/2028	15,000
Phase III	Q2/2029	Q1/2031	**
Sales	Q3/2031		***

____________

*        Phase might start a quarter or two earlier upon availability of funding

**      Performed by third party

***    First sales

The timeline is presented in the following chart:

Year	2024	2024	2025	2025	2025	2025	2026	2026	2026	2026	2027	2027	2027	2027	2028	2028	2028	2028	2029	2029	2029	2029	2030	2030	2030	2030	2031	2031	2031	2031
Quarter	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
AstroRx (ALS)
Phase II	—	—	—	—	P_II	P_II	P_II	P_II	P_II	P_II	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Phase III	—	—	—	—	—	—	—	—	—	—	—	P_III	P_III	P_III	P_III	P_III	P_III	P_III	P_III	—	—	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales

IsletRx (Diabetes)
Phase I	—	—	—	—	—	P_I	P_I	P_I	P_I	P_I	P_I	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Phase II	—	—	—	—	—	—	—	—	—	—	—	—	P_II	P_II	P_II	P_II	P_II	P_II	—	—	—	—	—	—	—	—	—	—	—	—
Phase III	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	P_III	P_III	P_III	P_III	P_III	P_III	P_III	P_III	—	—	—
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	Sales	Sales
Moore Financial Consulting

Annex E-22

Total Available Markets

AstroRx®

According to the Company, the AstroRx® is for the treatment of all ALS patients, although it is probable that it will be more efficient when given to patients that are in the early stages of the illness. The total available market therefore comprises every case of ALS. We have assumed that the relevant markets for the Company in the first years of sales are as follows: U.S.A, Japan and the five largest European economies (Germany, UK, France, Italy and Spain). In the following table we present the ALS prevalence in these markets:

Country	Population	Prevalence per 100k	Prevalence
USA	345,426,571	8.63	29,824
EU_Germany	84,552,242	6.23	5,268
EU_France	66,548,530	6.23	4,146
EU_U.K	69,138,192	4.03	2,786
EU_Spain	47,910,526	6.89	3,301
EU_Italy	59,342,867	7.85	4,658
Japan	123,753,041	7.96	9,851
Total	796,671,969	7.51	59,834
Total EU	327,492,357	6.16	20,159

IsletRx

According to the company, the IsletRx is developed for the treatment of Insulin Dependent Diabetes, meaning that the total available market for this indication is comprised of 100% of type 1 Diabetes cases and 30% of type 2 Diabetes cases. In the following table we present the total available market for IsletRx in the U.S.A, Japan and the 5 largest European economies:

Country	Population	Ages 20 – 79 Types 1 & 2	Ages 0 – 19 Type 1	Total Available Market*	Annual Growth**
		(000’)	(000’)	(000’)	(000’)
USA	345,426,571	32,215	158	12,078	85
EU_Germany	84,552,242	6,200	35	2,329	11
EU_France	66,548,530	3,943	27	1,486	8
EU_U.K	69,138,192	3,996	32	1,510	5
EU_Spain	47,910,526	5,141	17	1,919	14
EU_Italy	59,342,867	4,470	14	1,668	8
Japan	123,753,041	11,005	5	4,076	(15)
Total	796,671,969	66,971	287	25,066	115
Total EU	327,492,357	23,751	125	8,912	46

____________

*        Approx. 90% of the 20-79 age group diabetes cases are type 2 and 10% are Type 1 therefore the Total Available Market is 90%*30% (Ages 20-79) + 10%(Ages 20-79) + 100%(Ages 0-19).

**      The annual growth in the number of Insulin Dependent diabetes.

Moore Financial Consulting

Annex E-23

Market Share

We have assumed the third-party pharmaceutical company with which Kadimastem will reach a marketing agreement will take the following market shares in each of the two markets (ALS and Diabetes) within the time schedule in the tables:

Country/Region	From	To	Time (years)
AstroRx (ALS)
USA	2%	20%	4
EU_5	2%	20%	4
Japan	2%	20%	4
Country/Region	From	To	Time (years)
IsletRx (Diabetes)
USA	0.2%	1.5%	4
EU_5	0.2%	1.5%	4
Japan	0.2%	1.5%	4

We assume that in both cases (ALS and Diabetes) sales will debut in the US and 4 Quarters later will start in Europe and 4 quarters afterwords sale in Japan will commence.

Treatments: Schedule and Price

We have assumed that the AstroRx® (ALS) will be given to patients on a quarterly basis and that the IsletRx (Diabetes) treatment will be given once every three years. Also, according to the Company the prices of both treatments will be around $150 thousand, annually.

Upfront and Royalties

As mentioned, one of the main assumptions is that the Company will continue the development and testing of the AstroRx® and IsletRx until the successful termination of the phase II clinical trials and afterwards will come to an agreement with a large pharmaceutical company that will take charge of the continuation of the clinical testing (Phase III) and when successful, of the commercialization of both developments.

It is assumed that the Company will be entitled to an upfront payment upon signing the agreement with the pharma company and afterwards, to royalties paid based upon the revenues that this third party will generate from the sales of AstroRx® and IsletRx. The upfront and royalty rates assumed are as follows:

Name	Indication	Upfront ($000’)	Royalties Rates (%)
AstoRx	ALS	30,000	10%
IsletRx	Diabetes	30,000	10%

Costs and Expenses

The Company will incur R&D expenses until the end of the Phase II clinical trials and G&A expenses throughout its lifespan. Also, the Company will finance the costs of the Phase I (IsletRx) and Phase II (AstroRx®, IsletRx) clinical trials. Following are the assumptions regarding the costs and expenses related to both developments:

Name	Indication	Phase I	Phase II
		($000’)
AstoRx	ALS	N/R	15,000
IsletRx	Diabetes	3,000	15,000
Moore Financial Consulting

Annex E-24

AstroRx	Sum ($000’)	Period
R&D	3,000	Untill Phase II
G&A	1,500	Untill end of Phase II
G&A	1,000	Untill end of Phase III (Annual)
G&A	1,000	After Phase III (Annual)
IsletRx	Sum ($000’)	Period
R&D	2,000	Until Phase I Start
R&D	3,000	Until Phase II (From end of Phase I)
G&A	1,500	Until end of Phase I (Annual)
G&A	1,500	Until end of Phase II (Annual)
G&A	1,000	Until end of Phase III (Annual)

Clinical Trials Success Rates

As mentioned, Kadimastem’s valuation was performed under the income approach, using the Risk-Adjusted Net Present Value (rNPV) method. This method enhances standard DCF analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. The rates used in the current valuation are based upon research performed and published by the Biotechnology Innovation Organization (BIO)5.

The description of this research, in BIO own words “A total of 12,728 clinical and regulatory phase transitions were recorded and analyzed from 9,704 development programs over the last decade (2011 – 2020), across 1,779 companies. Phase transitions occur when a drug candidate advances into the next phase of development or is suspended by the sponsor. By calculating the number of programs progressing to the next phase vs the total number progressing and suspended, we assessed the success rate at each of the four phases of development: Phase I, II, III, and regulatory filing. Having phase-by-phase data in hand, we then compared groups of diseases, drug modalities, and other attributes to generate the most comprehensive analysis yet of biopharmaceutical R&D success.”

One of the results of the BIO research is the following table containing the success rates per disease area:

Disease Area	From To	Phase I Phase II	Phase II Phase III	Phase III NDA/BLA	NDA/BLA Approval
Hematology		69.6%	48.1%	76.8%	93.1%
Metabolic		61.8%	45.0%	63.6%	87.5%
Infecious disease		57.8%	38.4%	64.0%	92.9%
Others		63.6%	38.6%	60.0%	88.4%
Ophtalmology		71.6%	35.5%	51.2%	91.1%
Autoimmune		55.2%	31.4%	65.3%	94.1%
Allergy		56.4%	28.3%	64.7%	100.0%
Gastroenterology		46.7%	34.2%	57.1%	90.9%
All indications		52.0%	28.9%	57.8%	90.6%
Respiratory		55.9%	21.9%	64.5%	95.6%
Psychiatry		52.7%	26.8%	56.3%	91.2%
Endocrine		43.3%	26.6%	66.2%	86.3%
Neurology		47.7%	26.8%	53.1%	86.7%
Oncology		48.8%	24.6%	47.7%	92.0%
Cardiovascular		50.0%	21.0%	55.2%	82.5%
Urology		40.9%	15.0%	69.2%	84.6%

As can be seen, the success rates of clinical trials differ according to the disease area and according to the phase. The average success rates are represented by “All Indication” in which the probability of success of Phase I is 52% and those of Phase II and Phase III are 28.9% and 57.8% respectively. For the IsletRx (diabetes) development we used the Endocrine success rates from the above table.

Moore Financial Consulting

____________

5        Clinical Development Success rates and Contributing factors 2011–2020/BIO, February 2021

Annex E-25

Another one of the BIO research results is the rates of success of clinical trials for rare diseases. In this context the BIO research reads “…rare diseases can be identified based on meeting either or both of the following standard criteria: affecting fewer than 200,000 people in the US, or prevalence of 1 in 2,000 people in the EU. As 43% of the Oncology transitions are for rare indications, all Oncology indications were removed to make this rare disease analysis more concentrated on inborn genetic disorders. For chronic diseases, we first obtained a list of conditions from the CMS Chronic Conditions Data Warehouse (CCW). We removed any cancer indications, then identified those diseases with greater than 1 million patients affected in the United States.” The success rates of clinical trials included in the Rare Disease segment are as follows:

Disease Area	From To	Phase I Phase II	Phase II Phase III	Phase III NDA/BLA	NDA/BLA Approval
Rare Diseases		67.40%	44.60%	60.40%	93.60%

These success rates were used in the current valuation as the success rates of the AstroRx® (ALS). The rates of success used in the current valuation are as follows:

Phase	AstroRx	IsletRx
Phase I	N/R	43.30%
Phase II	44.60%	26.60%
Phase III	60.40%	66.20%
NDA	93.60%	86.30%
TOTAL	25.21%	6.58%

Cash Flows

Following are the cash flows based on the assumptions describe above, prior to the implementation of the clinical trials success rates:

Cash Flows ($ 000’)	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue
Upfront – AstroRx (ALS)	—	—	—	30,000	—	—	—	—	—	—	—	—
Upfront – IsletRx (Diabetes)	—	—	—	—	—	30,000	—	—	—	—	—	—
Royalties – AstroRx (ALS)	—	—	—	—	—	5,732	30,436	70,096	110,484	149,614	172,795	179,502
Royalties – IsletRx (Diabetes)	—	—	—	—	—	—	—	83,700	549,331	1,401,946	2,365,480	3,316,227
	—	—	—	30,000	—	35,732	30,436	153,797	659,815	1,551,560	2,538,275	3,495,729
Expenses:
Clinical Trials Costs
Phase II – AstroRx (ALS)	—	(5,000)	(10,000)	—	—	—	—	—	—	—	—	—
Phase I – IsletRx (Diabetes)	—	(500)	(2,000)	(500)	—	—	—	—	—	—	—	—
Phase II – IsletRx (Diabetes)	—	—	—	(5,000)	(10,000)	—	—	—	—	—	—	—
	—	(5,500)	(12,000)	(5,500)	(10,000)	—	—	—	—	—	—	—
R&D
AstroRx R&D Until Phase II	(1,500)	(750)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase I	(667)	(1,333)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase II	—	—	—	(1,500)	(1,500)	—	—	—	—	—	—	—
	(2,167)	(2,083)	—	(1,500)	(1,500)	—	—	—	—	—	—	—
G&A
AstroRx G&A Until end of Phase II	(750)	(1,500)	(1,500)	—	—	—	—	—	—	—	—	—
AstroRx G&A Until end of Phase III	—	—	—	(1,000)	(1,000)	(250)	—	—	—	—	—	—
AstroRx G&A After end of Phase III	—	—	—	—	—	(750)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)
IsletRx G&A Until end of Phase I	(750)	(1,500)	(1,500)	(375)	—	—	—	—	—	—	—	—
IsletRrx G&A Until end of Phase II	—	—	—	(1,125)	(1,500)	—	—	—	—	—	—	—
IsletRx G&A Until end of Phase III	—	—	—	—	—	(1,000)	(1,000)	(250)	—	—	—	—
IsletRx G&A After end of Phase III	—	—	—	—	—	—	—	(750)	(1,000)	(1,000)	(1,000)	(1,000)
	(1,500)	(3,000)	(3,000)	(2,500)	(2,500)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Total Expenses	(3,667)	(10,583)	(15,000)	(9,500)	(14,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Pre-Tax Income	(3,667)	(10,583)	(15,000)	20,500	(14,000)	33,732	28,436	151,797	657,815	1,549,560	2,536,275	3,493,729
Moore Financial Consulting

Annex E-26

According to the rNPV method used in this valuation, all the revenues and expenses in the model are multiplied by the probability of success, for instance, the IsletRx R&D expenses until Phase II are to be multiplied by the probability of success of the IsletRx Phase I (43.30%). Another example, Royalties revenue from the IsletRx must be multiplied by the product of the probability of success of Phase I, Phase II, Phase III and NDA (43.30% * 26.60% * 66.20% * 86.30% = 6.58%). Following are the cash flows including the success rates:

Cash Flows ($ 000’)	Success Rates	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue
Upfront – AstroRx (ALS)	44.6%	—	—	—	13,380	—	—	—	—	—	—	—	—
Upfront – IsletRx (Diabetes)	11.5%	—	—	—	—	—	3,455	—	—	—	—	—	—
Royalties – AstroRx (ALS)	25.2%	—	—	—	—	—	1,445	7,674	17,674	27,858	37,724	43,569	45,260
Royalties – IsletRx (Diabetes)	6.6%	—	—	—	—	—	—	—	5,508	36,147	92,251	155,653	218,214
		—	—	—	13,380	—	4,901	7,674	23,182	64,005	129,975	199,222	263,474
Expenses:
Clinical Trials Costs
Phase II – AstroRx (ALS)	100.0%	—	(5,000)	(10,000)	—	—	—	—	—	—	—	—	—
Phase I – IsletRx (Diabetes)	100.0%	—	(500)	(2,000)	(500)	—	—	—	—	—	—	—	—
Phase II – IsletRx (Diabetes)	43.3%	—	—	—	(2,165)	(4,330)	—	—	—	—	—	—	—
		—	(5,500)	(12,000)	(2,665)	(4,330)	—	—	—	—	—	—	—
R&D
AstroRx R&D Until Phase II	100.0%	(1,500)	(750)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase I	100.0%	(667)	(1,333)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase II	43.3%	—	—	—	(650)	(650)	—	—	—	—	—	—	—
		(2,167)	(2,083)	—	(650)	(650)	—	—	—	—	—	—	—
G&A
AstroRx G&A Until end of Phase II	100.0%	(750)	(1,500)	(1,500)	—	—	—	—	—	—	—	—	—
AstroRx G&A Until end of Phase III	44.6%	—	—	—	(446)	(446)	(112)	—	—	—	—	—	—
AstroRx G&A After end of Phase III	25.2%	—	—	—	—	—	(189)	(252)	(252)	(252)	(252)	(252)	(252)
IsletRx G&A Until end of Phase I	100.0%	(750)	(1,500)	(1,500)	(375)	—	—	—	—	—	—	—	—
IsletRrx G&A Until end of Phase II	43.3%	—	—	—	(487)	(650)	—	—	—	—	—	—	—
IsletRx G&A Until end of Phase III	11.5%	—	—	—	—	—	(115)	(115)	(29)	—	—	—	—
IsletRx G&A After end of Phase III	6.6%	—	—	—	—	—	—	—	(49)	(66)	(66)	(66)	(66)
		(1,500)	(3,000)	(3,000)	(1,308)	(1,096)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Total Expenses		(3,667)	(10,583)	(15,000)	(4,623)	(6,075)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Pre-Tax Income		(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	22,852	63,687	129,657	198,904	263,156

From the Pre-Tax Income, taxes at a rate of 23% (Israeli company tax rate) was deducted. The net income resulting was then discounted at a rate of 30% (see in appendix) and a terminal value rate of 3%.

Following is a concise DCF that include the tax expenses and is discounted by the WACC:

Cash Flows ($ 000’)	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue	—	—	—	13,380	—	4,901	7,674	23,182	64,005	129,975	199,222	263,474
Clinical Trials Costs	—	(5,500)	(12,000)	(2,665)	(4,330)	—	—	—	—	—	—	—
R&D	(2,167)	(2,083)	—	(650)	(650)	—	—	—	—	—	—	—
G&A	(1,500)	(3,000)	(3,000)	(1,308)	(1,096)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Pre-Tax Income	(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	22,852	63,687	129,657	198,904	263,156
Taxes	—	—	—	—	—	—	—	(1,857)	(14,648)	(29,821)	(45,748)	(60,526)
Net income	(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	20,994	49,039	99,836	153,156	202,630
Discount periods	0.25	1	2	3	4	5	6	7	8	9	10	11
Discounted Net income	(3,434)	(8,141)	(8,876)	3,986	(2,127)	1,208	1,514	3,346	6,012	9,414	11,110	11,306
Agg. Discounted Net income	(3,434)	(11,575)	(20,451)	(16,465)	(18,592)	(17,384)	(15,870)	(12,524)	(6,512)	2,902	14,012	25,318
Moore Financial Consulting
Annex E-27

Kadimastem Value	$ (000’)
Cash flows value	25,318
Terminal value	43,132
Enterprise value	68,450
Cash	3,022
Debt	(317)
Company value	71,156

To the Company’s enterprise value, we added the cash and subtracted the financial debt. Kadimastem’s equity value is $71,156 thousand (rounded to $71 million)

Sensitivity analysis

We performed a sensitivity analysis for the value of the company in relation to two parameters, market penetration and royalty rates. The two parameters sensitivity analysis was performed individually for each of the parameters (meaning that the analysis was performed for the market penetration without changes to the royalty rates, and vice versa). The results are as follows:

Sensitivity to market penetration:

We analyzed the change in Company value if the market penetration parameter is up and down 10% (e.g. if market penetration parameter was originally set to 20% then we checked the Company value for this parameter’s values of 18% and 22%):

Market penetration	-10%	0%	10%
Company value	63,432	71,156	78,800

Sensitivity to Royalty rates:

We analyzed the change in Company value if the royalty rates parameters are up and down 2% (e.g. if royalty rate parameter was originally set to 10% then we checked the Company value for this parameter’s values of 8% and 12%):

Royalty rates	-2%	0%	2%
Company value	54,036	71,156	88,276

Based on the above DCF and the sensitivity analysis, the value of Kadimastem’s lies between $54 million and $88 million.

Moore Financial Consulting

Annex E-28

Appendix — Discount Rate

Kadimastem’s forecasted cash flows were discounted using a Weighted Average Cost of Capital (WACC) of 19% calculated using the following formula and parameters:

Parameter	Symbol	Value	Source	Comments
Debt (%)	D/(D+E)	12.1%	Average of Damodaran (Biotechnology & Pharma Industries) & Peer group	1
Equity (%)	E/(D+E)	87.9%
Cost of debt	Kd	6.57%	Damodaran (Average cost of debt of the Biotechnology and Pharma industries)	2
Tax	1-t	77.00%	Israeli Income Tax Rate
Risk free rate	Rf	1.81%	Market yield on U.S. inflation indexed Treasury securities at 10-year
Market premium	Rm-Rf	4.12%	Damodaran (USA)
Beta	Beta	0.90	Damodaran & Peer group	3
Size premium	SCP	10.73%	Duff & Phelps	4
Specific Premium	SP	17.00%
Cost of equity	Ke	33.23%	Rf+β*(Rm-Rf)+SCP
Weighted average cost of capital	WACC	30.00%	D*(1-T)*Kd+E*Ke

Comments

1.      Debt and Equity ratios are based upon the average of Damodaran’s and comparable company’s (peer group — see Appendix) data regarding these ratios in two industries (Biotechnology and Pharmaceutical), as follows:

D/(E+D)
Damodaran – Drug (Biotechnology)	12.5%
Damodaran – Drug (Pharmaceutical)	13.4%
Comparable – Biotechnology	5.4%
Comparable – Pharmaceutical	17.2%
Average	12.1%

2.      Cost of debt is the average of the cost of debts in the two industries (Biotechnology and Pharmaceuticals) according to Damodaran’s data, as presented in the table below:

Cost of Debt
Damodaran – Drug (Biotechnology)	6.70%
Damodaran – Drug (Pharmaceutical)	6.44%
Average	6.57%

3.      The beta is based on Damodaran data (unlevered beta of the Biotechnology and Pharmaceutical industries) and the peer group average.

Unlevered BETA
Damodaran – Drug (Biotechnology)	1.15
Damodaran – Drug (Pharmaceutical)	0.89
Comparable – Biotechnology	0.66
Comparable – Drug	0.54
Average	0.81
Moore Financial Consulting

Annex E-29

Unlevered BETA	0.81
Debt	12.1%
Equity	87.9%
Tax rate	23.00%
Leverage 1+(1-T)D/E	1.11
Levered BETA	0.90
Moore Financial Consulting

Annex E-30

Appendix — Peer group

The peer group we found relevant to Kadimastem’s valuation are the largest American companies in the Biotechnology and Drug manufacturers Industries:

Company	Ticker	Industry	Beta Levered	Beta Unlevered	E	D
Regeneron Pharmaceuticals, Inc.	(NasdaqGS:REGN)	Biotechnology	0.53	0.52	127.67	1.98
Vertex Pharmaceuticals Incorporated	(NasdaqGS:VRTX)	Biotechnology	0.51	0.51	120.68	0.00
Alnylam Pharmaceuticals, Inc.	(NasdaqGS:ALNY)	Biotechnology	0.68	0.64	34.36	2.43
Moderna, Inc.	(NasdaqGS:MRNA)	Biotechnology	0.38	0.38	31.87	0.00
BioMarin Pharmaceutical Inc.	(NasdaqGS:BMRN)	Biotechnology	0.66	0.63	17.32	1.09
United Therapeutics Corporation	(NasdaqGS:UTHR)	Biotechnology	0.51	0.49	14.40	0.50
Sarepta Therapeutics, Inc.	(NasdaqGS:SRPT)	Biotechnology	0.77	0.72	12.73	1.23
Insmed Incorporated	(NasdaqGS:INSM)	Biotechnology	1.19	1.10	12.46	1.33
Incyte Corporation	(NasdaqGS:INCY)	Biotechnology	0.53	0.53	11.95	0.00
Bio-Techne Corporation	(NasdaqGS:TECH)	Biotechnology	1.04	1.02	11.57	0.32
Summit Therapeutics Inc.	(NasdaqGM:SMMT)	Biotechnology	-0.27	-0.27	8.15	0.00
Exelixis, Inc.	(NasdaqGS:EXEL)	Biotechnology	0.64	0.64	7.62	0.00
Halozyme Therapeutics, Inc.	(NasdaqGS:HALO)	Biotechnology	1.03	0.89	7.09	1.50
Ionis Pharmaceuticals, Inc.	(NasdaqGS:IONS)	Biotechnology	0.71	0.59	6.86	1.82
Cytokinetics, Incorporated	(NasdaqGS:CYTK)	Biotechnology	0.93	0.87	6.60	0.65
Viking Therapeutics, Inc.	(NasdaqCM:VKTX)	Biotechnology	1.27	1.27	6.23	0.00
Eli Lilly and Company	(NYSE:LLY)	Pharmaceutical	0.59	0.58	876.41	29.03
Johnson & Johnson	(NYSE:JNJ)	Pharmaceutical	0.46	0.43	383.69	41.49
AbbVie Inc.	(NYSE:ABBV)	Pharmaceutical	0.62	0.53	342.35	70.94
Merck & Co., Inc.	(NYSE:MRK)	Pharmaceutical	0.35	0.32	288.13	37.79
Amgen Inc.	(NasdaqGS:AMGN)	Pharmaceutical	0.54	0.42	172.72	62.65
Pfizer Inc.	(NYSE:PFE)	Pharmaceutical	0.54	0.40	160.37	69.86
Bristol-Myers Squibb Company	(NYSE:BMY)	Pharmaceutical	0.51	0.36	100.07	52.39
Gilead Sciences, Inc.	(NasdaqGS:GILD)	Pharmaceutical	0.31	0.26	91.86	23.35
Biogen Inc.	(NasdaqGS:BIIB)	Pharmaceutical	0.68	0.58	29.41	6.93
Amarin Corporation plc	(NasdaqGM:AMRN)	Pharmaceutical	1.53	1.53	0.25	0.00
Average – Biotechnology			0.69	0.66	27.3	0.8
Average – Pharmaceutical			0.61	0.54	244.5	39.4
Average – General			0.66	0.61	110.9	15.7
Moore Financial Consulting

Annex E-31

Dear Sir,

Upon your request, Moore Financial Consulting Ltd. (hereinafter: “MFC”), performed a valuation of NLS Pharmaceutics AG. (“NLS”, “the Company”) as of December 19, 2024.

Our study was performed based on the following:

•        NLS’s annual financial report as of 31.12.2023

•        NLS proforma financial report as of 30.06.2024

•        NLS’s corporate presentations as of June 2024

•        Public information

This report was prepared based on information provided to us and from discussions held with the Company’s management. We did not verify the accuracy, reliability or completeness of the information provided and the procedures we used while performing the valuation do not constitute an audit or review made under any generally accepted auditing standards.

Our professional fees for this study were not subject to the results of this report.

Indemnification

It has been agreed by us, and NLS, that except for our willful misconduct, negligence or malice, we will not bear any responsibility vis-à-vis the Client or any third party, from any source and based on any cause, including tort, related to executing services according to this proposal, and the Client, and/or its representatives will not bring any claim and/or lawsuit against us, including via a third party notice, with regard to the services given by us to the Client.

It is agreed that any legal measures regarding this valuation must be taken no later than three years from the date of submission of this valuation. It is agreed between the parties that all legal proceedings will be determined solely by an arbitrator who will be mutually agreed upon and who will be appointed within 30 days from the date of request for arbitration. If the parties do not reach an agreement regarding the identity of the arbitrator, one will be appointed by the President of the Israeli Bar, whoever serves at that time, unless he will have an interest in one of the parties, in which case the arbitrator will be appointed by the President of the District Court in Tel Aviv.

To avoid doubt, it is hereby clarified that the parties agree that any claims and lawsuits regarding this agreement will be settled by an arbitrator, as described above, and they will abstain from turning to legal courts. Additionally, in the case of a lawsuit, the State of Israel will have sole jurisdiction, and the governing law will be Israeli law.

We received information and explanations from the Client and/or its representatives. The responsibility for the information and the explanations belongs solely to the Client. This valuation does not include verifying the data we received.

Given this, this valuation will not be considered a confirmation of the veracity or completeness of the data given to us. In no event will we be responsible for any loss, damage, cost, or expense caused in any way from fraud, misrepresentation, misleading, transferring false information or withholding information on your part and/or on the part of your representatives, or any other reliance on said information, subject to the abovementioned.

Additionally, and without derogating from the foregoing, if, in a final, un-appealable legal proceeding, we are found liable to pay any amount to a third party in connection with the services that are the subject of this valuation, the Client undertakes to indemnify and reimburse us if the source of the claim is not willful misconduct, negligence or malice in providing our services as follows:

(1)    In case the conviction shall arise from information provided by the Client which the advisor explicitly relied on in performing the valuation — the client agreed to indemnify and reimburse 100% of any amount which the advisor shall be required to bear.

(2)    Otherwise, the client agreed to indemnify and reimburse the advisor for amounts paid by the advisor which are exceeding 3 times the advisor’s fee.

Moore Financial Consulting

Annex E-33

In any event, we will update the Client and will allow it to plead its defense in any proceeding and we will not settle without its prior written consent. It is agreed that the Client will pay the amounts mentioned in this paragraph only if they exceed our professional services fees, and after deducting our fees.

Study performer: Tzach Kasuto, M.Sc.

Tzach is a partner at Moore Financial Consulting LTD. He has about 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in economics and an MBA from Tel Aviv University.

Areas of expertise: Company valuation, fairness opinions, common share valuation, purchase price allocations, employee stock option valuation, expert opinions, Feasibility Studies, and Pricing Analysis.

•        Fattal Hotels. Provided Fattal Hotels, a major European hotel & leisure company, with numerous financial expert opinions, including a valuation and financial model requested by the underwriters, in connection with Fattal’s IPO.

•        The Second Authority for Television & Radio. Provided the Israeli Second Authority for Television & Radio with numerous economic studies and industry forecasts.

•        El Al. Provided El Al with valuations of two optional suppliers, which offered El Al an equity shares as a benefit for selecting them as a supplier.

•        The Israel Land Development Company. Provided the Israel Land Development Company, one of the leading public companies in Israel, with numerous valuation studies of the company’s major holdings.

•        Given imaging. Various PPA and Impairment studies of Given Imaging SBUs (A global, leader in patient-friendly solutions for visualizing, detecting, and monitoring GI disorders).

•        Kanit Hashalom. Numerous valuations of subsidiaries such as Tambour, Sonol, Supergas and GES.

Yours faithfully,
Moore Financial Consulting Ltd.

Moore Financial Consulting

Annex E-34

Annex E Page
The Company	E-36
The Transaction	E-42
Methodology	E-43
Valuation	E-45
Moore Financial Consulting

Annex E-35

The Company

NLS Pharmaceutics AG (“NLS”, “Company”) was incorporated in 2015 and is based in Zurich, Switzerland. The Company focuses on the development of treatments for narcolepsy, idiopathic hypersomnia, and other rare sleep disorders, as well as neurodevelopmental disorders, such as attention deficit hyperactivity disorder (ADHD). Its lead product candidates include Quilience to treat excessive daytime sleepiness and cataplexy associated with narcolepsy and Nolazol for the treatment of ADHD.

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Their lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication), IH (follow-on indication) and potentially ADHD (back-up indication). It is believed that this unique mechanism of action will also enable Mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders.

CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas.

The Company is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Their dual development strategy is designed to optimize the outcome of the clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies.

NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, they believe, exists with respect to the development of their lead product candidate, Quilience, and follow-on product candidate, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by excessive eating).

The Company’s discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. NLS recently announced pre-clinical results of NLS-4, the next-generation wake-promoting drug candidate, for the chronic fatigue syndrome, or CFS, associated with the symptoms of Long-COVID, also known as Chronic Fatigue, caused by COVID-19 infection.

The Company’s current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by EDS) and complex neurodevelopmental disorders, and includes it’s lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and the follow-on candidate Nolazol, for the treatment of ADHD. In the third quarter of 2021 the company initiated its clinical development with a Phase 2 clinical trial, in adult patients with narcolepsy and published positive interim top-line results from the Phase 2 clinical trial in March 2022.

The company intends to apply for expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as PRIME. NLS completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, NLS may initiate Phase 3 clinical trials after it receives approval to commercialize Quilience. They also intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following its current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, they intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Moore Financial Consulting

Annex E-36

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market not for safety nor for efficacy reasons but for commercial. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. NLS entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol pre-clinical, non-clinical and clinical data and to Sanorex (mazindol) NDA in the U.S., and non-exclusive rights of mazindol in the rest of the world, except Japan and intend to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the Sanorex (mazindol) NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

The Company’s business strategy is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as Central Disorders of Hypersomnolence (which include narcolepsy as well as IH) and ADHD. NLS also intend to continually seek out-licensing and asset sale transactions that they believe will allow them to drive greater value for the shareholders. The key elements of the business strategy are to:

•        globally develop Quilience for narcolepsy in adults (lead project);

•        pursue new indications beyond narcolepsy (e.g., Quilience in IH) (follow-on projects);

•        explore expansion of their growing product pipeline either through in-house innovation or in-licensing.

Quilience

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, NLS have been granted formulation patents in several countries including the U.S., Europe, Canada and South Korea for our proprietary ER formulation, which provide patent protection through 2037.

Quilience has a mechanism of action that is distinct from existing and emerging therapies. If approved, Quilience may represent a substantial improvement to existing treatments. Mazindol’s mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement.

After obtaining an IND approval mid-2021, the Company initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022. On January 30, 2023, NLS announced the completion of an open label extension study with Quilience(R) (Mazindol ER) for the treatment of narcolepsy. On March 27, 2023, they announced open label extension study six-month data for Quilience(R) (Mazindol ER) in the treatment of narcolepsy Type 1 and Type 2.

Quilience Label Expansion — following the current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, NLS intends to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies.

Moore Financial Consulting

Annex E-37

The Company is also aiming to develop Quilience for the treatment of IH, a rare and chronic hypersomnia disorder for which there are currently no effective or approved treatments available. Its hallmark symptom is chronic EDS and a craving to sleep during the day, regardless of how many hours slept at night, which results in such people taking daytime naps that are usually long and not refreshing. Individuals with IH struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Like Narcolepsy, people with IH may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. NLS received orphan drug designation from both the FDA and the European Commission for the treatment of IH and this designation is expected to provide them initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively.

Quilience Development Program — NLS conducted a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the Epworth Sleepiness Scale (ESS). The key secondary endpoint was the change from baseline in the weekly number of cataplexy attacks in the subset of patients with cataplexy.

Given the success of the Phase 2 clinical trial, the Company intends to commence two Phase 3 randomized, double-blind, placebo controlled, parallel studies in adult patients with narcolepsy type 1. In 2023, the Company announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER.

In July 2023, it was announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled in several sites for the phase 3 studies. Once suitable capital has been secured, the phase 3 program will commence as the sites are ready to begin enrolling patients.

Nolazol

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist, and its unique pharmacological profile is expected to yield important benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by a positive pilot clinical trial with mazindol in 24 children with ADHD and a positive Phase 2 clinical trial in 85 adults with ADHD. The Phase 2 clinical trial in adults met all primary and secondary study endpoints and was well-tolerated. Given the positive outcome of the Phase 2 trial in ADHD, the Company may initiate Phase 3 clinical trials if it receives FDA’s green light to proceed at a later stage.

The first Phase 3 clinical trial may aim to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Moore Financial Consulting

Annex E-38

Research Pipeline

In addition to the product candidates, Quilience and Nolazol, NLS have early and mid-stage compounds that it may seek to further develop in the future. NLS may seek to develop these other compounds, comprising of NCEs, as well as repurposed compounds, to build a pipeline of product candidates at various stages of development that further complement the rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, the Company intends to continue to invest in the discovery research and development programs, with the goal of adding new compounds and indications to the product candidate development pipeline.

Aexon Labs Inc.

On March 20, 2024, NLS announced that it entered into an exclusive worldwide license agreement with Aexon Labs, Inc (“the Aexon Agreement”), a privately held U.S. company, under which the Company acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists (DOXA) platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLS has plans to initiate proof-of-concept preclinical development in the second half of 2024, subject to sufficient funding.

The DOXA platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease. These new compounds, in addition to the Company’s current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as narcolepsy, depression, ischemic stroke, drug addiction, and Alzheimer’s disease.

The Agreement

NLS will pay Aexon Labs an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option. In addition, Aexon Labs will receive 15% of all proceeds earned by NLS in any future sub-licensing agreements. Other than that, the Aexon Agreement includes several milestone royalty payments to Aexon, as follows:

•        Milestone payment on termination of first Proof-of-Concept study in OX1R/OX2R KO mice model of narcolepsy: US $100,000

•        Milestone payment on issuance of the first Patent Granted in the US that covers the Licensed Product: US $300,000

•        Milestone payment on issuance of the second Patent Granted in the US that covers the Licensed Product: US $150,000

Moore Financial Consulting

Annex E-39

Royalty rate. NLS Pharmaceutics agrees to pay to Aexon Labs a royalty in the Territory on a country-by-country basis equal to:

•        15% of all Net Amounts earned by Licensee in the Territory if the Patent covers the Licensed Product

•        5% of all Net Amounts in case the Aexon Labs the corresponding Patent has not been granted to the Product at the time of the time of its Commercialization

•        If NLS challenges the validity of the Patents, the above Royalty Rates are increased to 30% if the challenge initiated by the NLS is not successful. If the challenge pursued by the Company is successful and leads to reduced royalty rates, the new royalty rates resulting from the challenge shall be immediately applied.

Sublicensing

NLS agrees to pay Aexon Labs the following percentages of license fees, milestones and royalties received from Sublicensees in consideration for any Sublicense granted for the Licensed Products to include:

•        15% of all Net Amounts earned by Sublicensee in the Territory if the Patent covers the Licensed Products

•        5% of all Net Amounts in case the Aexon Labs Patent is not granted yet

•        If any sublicensee challenges the validity of the patent, the new royalty rate doubles to 30% if the validity of Aexon’s patent is confirmed by the relevant patent office.

Recent Advancements

On June 2024 the Company announced preclinical results from multiple in vitro studies targeting alpha-synuclein (α-synuclein), specifically the A53T mutation, that demonstrate the compounds’ potential to advance the treatment of Parkinson’s Disease (PD). The compounds may be used by NLS pursuant to its license agreement with Aexon Labs, Inc.

Using the “Alpha-Synuclein (α-synuclein) A53T Parkinson’s Disease Genetic Cell-Based Agonist Neurite Outgrowth Assay” by Eurofins, various DOXA compounds demonstrated positive effects on neurite outgrowth, a critical parameter of neuronal health and regeneration.

Neurite outgrowth, a critical parameter of neuronal health, was measured using high-content imaging systems to determine the efficacy of AEX compounds. Reducing α-synuclein aggregation or promoting its clearance can alleviate its toxic effects on neurons. The effects of AEX compounds on neurite outgrowth as well as their impact on Cathepsin D (CTSD) and Orexin 1 Receptor (OX1R) activities provide insights into their potential to modulate the impact of α-synuclein.

Key findings

•        AEX-23: Its pronounced action as an OX1R agonist combined with positive effects on neurite outgrowth at specific concentrations suggests that it may modulate neuronal health through pathways influencing α-synuclein dynamics, making it a potential therapeutic candidate to improve neuronal connectivity and resilience in PD.

•        AEX-19: Its effects at low concentrations on neurite growth coupled with OX1R agonist activity and a moderate increase in CTSD activity suggest potential neuroprotective benefits in PD.

•        AEX-24: The increase in CTSD activity and agonist activity on OX1R suggests the potential to enhance α-synuclein degradation, highlighting its promising therapeutic impact on PD.

Moore Financial Consulting

Annex E-40

AEX-23 and AEX-19, which target OX1R, show promise in modulating the effects of α-synuclein on neurons, offering potential benefits in treating synucleinopathies like PD. AEX-19 and AEX-24 also present intriguing possibilities due to their effects on CTSD activity, suggesting pathways for reducing α-synuclein aggregation. Further in vitro research and in vivo preclinical studies are necessary to elucidate the precise mechanisms, optimize dosing, and evaluate the long-term efficacy and safety of these compounds in preclinical and clinical settings.

NLS Therapeutics financials:

Following are the Company’s Balance sheets as of December 31, 2023, and 2022 and the Proforma Balance as of June 2024:

$ 000’	30.06.2024	31.12.2023	31.12.2022
Assets
Current Assets
Cash and cash equivalents	3,753	898	8,948
Prepaid expenses and other current assets	640	925	298
	4,392	1,823	9,246
Property and equipment	1	7	18
Other assets	—	17	12
	1	24	30
Total Assets	4,393	1,847	9,277

Liabilities
Current liabilities
Account payables	409	4,634	2,373
Trade payables	(322)
Related party short term loan	—	1,634	—
Other accrued liabilities		1,652	986
Note payable short-term	201	—	—
	289	7,920	3,360
Deferred revenues	—	2,500	2,500
Accrued pension liabilities	244	261	136
	244	2,761	2,636
Shareholders equity
Paid in capital	73,043	61,698	61,533
Accumulated deficit and other comprehensive loss	(69,183)	(70,532)	(58,252)
	3,860	(8,834)	3,281
Total Liabilities and Shareholder’s Equity	4,392	1,847	9,277
Moore Financial Consulting

Annex E-41

Following are the Company’s P&L for the years 2021, 2022, and 2023 and the proforma P&L for the 6 months ended June 30, 2024:

$ 000’	H1 – 2024	2023	2022	2021
Operating expenses:
Research and development	(271)	(5,908)	(8,977)	(5,919)
General and administrative	(1,227)	(5,899)	(6,506)	(5,941)
	(1,498)	(11,807)	(15,482)	(11,861)
Operating loss	(1,498)	(11,807)	(15,482)	(11,861)
Gains on extinguishment of termination of contract	2,500	—	—	—
Other income (expenses), net	105	(220)	10	(17)
Interest expenses	—	(120)	(95)	(48)
Interest on related party loans	—	(25)	(6)	(20)
Loss on extinguisment of convertible notes	—	—	(922)	—
	2,605	(365)	(1,013)	(85)
Net Gain (Loss)	1,106	(12,172)	(16,496)	(11,946)
Defined pension plan adjustments	41	(107)	101	(132)
Effect of exchange rate change	121	—	—	—
Comprehensive Gain (Loss)	1,269	(12,279)	(16,395)	(12,078)

The Transaction

On July 29, 2024 NLS and Kadimastem Ltd (“KDST.TA”, “Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% interest in NLS (the “Transaction”). Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem stockholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

The proposed Transaction will be affected through a reverse triangular structure in which Kadimastem will become a wholly owned subsidiary of NLS. In consideration, NLS will issue its shares to the Kadimastem shareholders who, after completing the Transaction, will hold 85% of the issued and outstanding shares of NLS, and the existing shareholders of NLS will hold the remaining 15% of NLS.

The Transaction is subject to approval by Nasdaq and is structured so that NLS will remain an SEC reporting company whose shares are listed on the Nasdaq Capital Market. All but one of the NLS officers and directors is expected to resign from their positions at NLS.

Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) within the merged company. The remaining NLS assets are expected to be divested subject to a contingent value rights (“CVR”) agreement, the proceeds of which will be distributed entirely to the current shareholders of NLS.

At the closing of the Transaction, Kadimastem will be required to have $3.5 million of cash on hand and NLS will be required to have $0.6 million of cash on hand.

Moore Financial Consulting

Annex E-42

The binding term sheet has been approved by the boards of directors of both companies. The definitive agreement will include customary closing conditions, including certain regulatory approvals, and approval from the shareholders of both NLS and Kadimastem Each of Kadimastem and NLS has received commitments of support for the Transaction from shareholders representing more than 40% of its outstanding shares.

In addition, as a condition to the consummation of the Transaction, the liabilities of NLS to its vendors and insiders will be settled and removed from its balance sheet.

The definitive agreement is expected to be executed in September 2024. The Transaction is expected to close before December 31, 2024.

Methodology

Methodology for asset valuation

A valuation of business, operations, assets or liabilities can be carried out according to one or more methodologies for valuation. For the most part, the general practice divides the valuation methodologies between the three following main approaches:

•        The Cost Approach/Net Asset Value (NAV).

•        The Comparative Method/Market Approach.

•        The Income/Earnings Approach.

Valuation methodology can make use of one or more of the approaches above. Choosing the appropriate valuation methodology varies from case to case. While each of the various approaches and methodologies has its own uniqueness and is suitable for other types of assets or evaluating various business situations.

In addition, all the approaches require references to various parameters and different information available and therefore the choice of valuation methodology should be done carefully with attention to both the nature of the asset valued, the business environment in which it is located and the information available to the appraiser at the valuation.

The Cost Approach/Net Asset Value (NAV)

The cost approach estimates the economic value of the entity’s assets and liabilities based on their market value. To carry out the valuation based on this method, it is required to replace the book value (accounting numbers) of assets and liabilities (and the off-balance components) with their economic value.

In other words, in contrast to the ‘book value,” the “assets value” “of the Company refers to the net realizable values (Exit Value) of assets and liabilities. The implied equity value is the entity’s total fair value assets less the fair value of its liabilities.

In this approach it is not required to use any forecasts and future value calculation but only present data. For example, if a company, which began operating in a short time before the valuation date, is the owner of production machines whatsoever, the value will be as the fair value of the machines (i.e. the fair value is the price at which the company can sell the machines in the free market and arm’s length transaction basis) plus other company’s assets, minus its liabilities.

The NAV approach is commonly used especially for: (1) companies in liquidation, (2) early-stage companies, (3) companies which are all in fair value, or most of their value are in fair value (mainly holding companies and real estate entities), i.e. the major portion of their value is reflected on their balance sheet (except of “intangible assets” or “goodwill”) or (4) in order to obtain a lower bound for the value of the company.

Moore Financial Consulting

Annex E-43

The Comparative Method/Market Approach

Under this approach, the estimated value of the asset is based on actual transactions which took place whereby market conditions in the asset itself, or in similar assets, the transactions are carried out within a reasonable time before the valuation date and the markets the comparable assets operate are like the market of the asset valued.

This approach estimates the asset based on comparable purchase and sale transactions of similar activities. The use of information about purchases of similar assets (for the assessment of the asset’s value) assumes that the relevant parameters deriving from similar non-financial businesses can be a basis for deriving the estimated value of the asset.

The above is reserved by the condition that a similar transaction is between a willing buyer and a willing seller (i.e. arm’s length transactions). In such a case, the value of the transaction reflects the real market value of the asset transferred. Comparative transactions which constitute the comparative sample evaluation can be a sale of whole asset on the one hand (e.g., the sale of company), and on the other hand a quote of traded share price of a similar company.

After finding those relevant comparable transactions, it is required to standardize the value of the assets to which they compare to estimate the asset’s value according to selected parameters. Then the asset is estimated based on a comparison between the sample of assets, based on the assumption that similar assets are characterized by the same multiples and/or by similar financial ratios.

The comparison is made based on the calculated ratio between the value of the asset and the selected performance parameter. This ratio is called the “multiplier.”

The Income/Earnings Approach

According to the income approach, the value of an economic asset is derived from the future cash flows arising from it. The basic principle underlying the income approach is that an asset/company is an active ongoing concern premise and will operate in the future. The aim of the income approach is to reach the current value based on the firm’s forecast cash flows.

The main valuation methodology in the income approach is the discounted cash flow method (DCF). The method’s principle is that the value of the asset is the present value of free cash flow (FCF) which is generated during the forecast period (finite or infinite).

The first step in this approach is to build a cash flow projection of the entity (based on the entity’s business model). The model is a set of logical-mathematical relationships between various parameters which are considered as factors that affect the future financial results of the asset that is estimated. The result is a line of cash flows arising from the different formulas and parameters used in the model’s assumptions.

In the second phase, to determine the value of the asset it is required to set an appropriate discount rate which is the basis for discounting future cash flows and translating them into current values. The discount rate reflects the level of activity’s risk. As much as the entity’s activity is dangerous (i.e., the level of uncertainty that exists to realization is lower) then it is required to choose a higher discount rate. As much as the discount rate is higher then, the cash flow’s present value will be lower.

Capital Asset Pricing Model (CAPM) assumes that the average investor holds the market portfolio and therefore he is exposed to market risks and hence measurement of risk for an individual asset is relative risk compared to the market portfolio.

According to this model, the rate of return on equity is derived from the risk-free interest rate plus a market risk premium multiplied by the risk level of the company which is relative to the standard deviation of the market portfolio (ß).

Ke = Rf + ß * (Rm-Rf)

Where:

RF         = risk free interest rate

ß            = The correlation level between the return on investment and the return on the market portfolio

Rm-Rf   = Risk premium on risky assets above the risk-free interest rate

Moore Financial Consulting

Annex E-44

The Beta of the asset will be derived usually from the calculation of the actual beta of the share of the company, which is estimated, from a sample of similar listed companies, or from a database. First, the beta-share leveraged will be derived from peer group, and then re-leveraging will be carried out in order to reach the appropriate beta for the estimated company.

Sometimes it is common to include additional premiums for the cost of capital in respect of business risks which are not “perceived” by the CAPM, such as the premium for small companies (small-size premium) and other risk premiums.

Valuation

NLS shares are traded on NASDAQ Capital market (NasdaqCM:NLSP) with a market value of $6.34 million as of September 13, 2024 (NLS share price: $0.1352). Following is the NLS share price chart since January 2021 till September 2023:

NLS market value as of the closing:

The Company submitted F3 during November 2024 which received Effectiveness at the end of November 2024. In this F3, the shares of the transaction performed by the company in October 2024 were registered for trading. This transaction included a financing round, the conversion of vendor debt to shares, and the conversion of B&S warrants to shares. During the last 10 days, we have seen a significant amount of trade in the shares that we estimate include a lot of sales from the above-mentioned conversions and the new issuance of shares, pushing share price down by almost 50% in two weeks.

For the calculation of NLS fair value we multiply the NLS’s total number of shares (3.6 mm) by the November average share price ($3.62), resulting in a fair Value of $13 mm.

Moore Financial Consulting

Annex E-45

At the Closing NLS is valued at $13.0 million. This value includes all NLS activities (both legacy and DOXA) in addition to its NASDAQ traded platform.

As was stated in the Company’s announcement of the Transaction, the legacy research will be divested from the Company and only the DOXA platform will remain.

“Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) within the merged company. The remaining NLS assets are expected to be divested…”

Based on actual reverse mergers in recent years, the value of a NASDAQ shell company is approx. $6-8 million, conservatively valued at $6 million.

Following we allocate the value of each of the three parts (shell Company, Legacy research and DOXA platform) of the Company valuation:

Valuation	$ mm
NLS value	13.0
Value of a NASDAQ shell	(6.0)
Value of Legacy and DOXA	7.00

From the NLS value at closing we subtract the value of a NASDAQ shell company ($6 million) and reach a value of $7.0 million for both the legacy research and DOXA platform.

As the transaction includes only the DOXA platform and the legacy platform will be divested, the value of the Company for the Transaction should be the shell company value together with the DOXA platform value.

Due to its immaturity as early-stage technologies, indication of the values of the DOXA platform and legacy research are very volatile. We do know that more funds were invested in legacy research than on the DOXA platform. Therefore, we assume the DOXA platform value to be in the range of $2-3 million.

As of Closing Date, the company has a cash balance of $4 million, significantly higher than measured NASDAQ shell companies’ cash balance, of about $1 million in average.

Therefore, the value of the Company at closing is as follows:

Valuation	$ mm
Value of a NASDAQ shell	6.0
Excess Cash Balance	3.0
Value of DOXA	2.0 – 3.0
Value of NLS at closing	11.0 – 12.0

For the Transaction we value NLS in the range of $11.0 million to $12.0 million.

Moore Financial Consulting

Annex E-46

Annex F

NLS PHARMACEUTICS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Annex F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2024.

New York

May 16, 2025

Annex F-2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated operating losses and expects to continue to generate operating losses and negative operating cash flows and its existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland

May 15, 2024, except for the effects of the reverse share split discussed in Note 2 to the consolidated financial statements, as to which the date is May 16, 2025

We served as the Company’s auditor from 2021 to 2024.

Annex F-3

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2024 Restated	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,665,395	$897,680
Prepaid expenses and other current assets (Note 3)	560,157	925,382
Total current assets	2,225,552	1,823,062

Property and equipment, net	7,290	6,694
Other assets	283	16,885
Total assets	$2,233,125	$1,846,641

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $15,000 and $265,864, as of December 31, 2024 and 2023, respectively	$515,486	$4,633,534
Related party short-term loans of $0 and $1,633,746, as of December 31, 2024, and 2023, respectively	—	1,633,746
Other accrued liabilities	311,278	1,652,270
Total current liabilities	826,764	7,919,550

Deferred revenues	—	2,499,969
Accrued pension liability	—	260,685
Total liabilities	826,764	10,680,204

Commitments and contingencies (Note 9)

Shareholders’ equity (deficit):
Preferred shares, CHF 0.80 ($0.80) par value, 206,452 registered certificates issued and outstanding at December 31, 2024	166,353	—
Common shares, CHF 0.80 ($0.80) par value, 3,159,535 and 810,722 registered shares issued and outstanding at December 31, 2024 and 2023, respectively	2,740,958	668,555
Additional paid-in capital	72,820,671	61,029,437
Accumulated deficit	(74,430,474)	(70,373,484)
Accumulated other comprehensive loss	108,853	(158,071)
Total shareholders’ equity (deficit)	1,406,361	(8,833,563)
Total liabilities and shareholders’ equity (deficit)	$2,233,125	$1,846,641

The accompanying notes are an integral part of these consolidated financial statements.

Annex F-4

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2024	2023	2022
OPERATIONS:
Operating expenses:
Research and development	$422,051	$5,908,288	$8,976,643
General and administrative	3,214,224	5,898,775	6,505,721
Merger transaction costs	743,838	—	—
Total operating expenses	4,380,113	11,807,063	15,482,364

Operating loss	(4,380,113)	(11,807,063)	(15,482,364)

Other income (expense):
Other income due to the termination of EF License Agreement	2,499,969	—	—
Other income (expense), net	49,351	(219,812)	10,045
Interest expense	(45,054)	(119,920)	(95,211)
Interest on related party loans	(104,963)	(25,233)	(5,655)
Loss on extinguishment of convertible notes	—	—	(922,495)
Total other income (expense)	2,399,303	(364,965)	(1,013,316)

Net loss	(1,980,810)	(12,172,029)	(16,495,680)
Deemed dividend	(2,076,180)	—	—
Net loss attributable to common stockholders	(4,056,990)	(12,172,029)	(16,495,680)

Basic and diluted net loss per common share(i)	$(2.63)	$(12.75)	$(33.52)

Weighted average common shares used in computing basic and diluted net loss per common share(i)	1,543,283	954,401	492,066

COMPREHENSIVE LOSS:
Net loss	$(1,980,810)	$(12,172,029)	$(16,495,680)
Defined pension plan adjustments	266,924	(107,280)	100,948
Total comprehensive loss	$(1,713,887)	$(12,279,309)	$(16,394,732)

Basic and diluted net loss per common share	$(2.63)	$(12.75)	$(33.52)

Weighted average common shares used in computing basic and diluted net loss per common share	1,543,283	954,401	492,066

____________

(i)      Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024 (See note 2).

The accompanying notes are an integral part of these consolidated financial statements.
Annex F-5

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Preferred Shares		Common Shares		Additional Paid in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
BALANCE, January 1, 2022	—	$—	405,585	$314,948	$42,084,954	$(41,705,775)	$(151,739)	$542,388
Issuance of common shares direct offering, net		—	75,384	60,308	1,851,205	—	—	1,911,513
Issuance of warrants, net	—	—	—	—	2,047,208	—	—	2,047,208
Issuance of pre-funded warrants, net	—	—	—	—	5,348,882	—	—	5,348,882
Issuance of common shares in At-The-Market (ATM) financing	—	—	—	440	30,553	—	—	30,993
Exercise of pre-funded warrants	—	—	—	23,692	—	—	—	23,692
Issuance of common shares in private placement offerings, net	—	—	266,842	218,838	7,056,711	—	—	7,275,549
Conversion of convertible notes payable	—	—	62,911	50,329	2,422,287	—	—	2,472,616
Stock-based compensation	—	—	—	—	22,730	—	—	22,730
Defined pension plan adjustments	—	—	—	—	—	—	100,948	100,948
Net loss	—	—	—	—	—	(16,495,680)		(16,495,680)
BALANCE, DECEMBER 31, 2022	—	—	810,722	668,555	60,864,530	(58,201,455)	(50,791)	$3,280,839
Stock based compensation	—	—	—	—	164,907	—	—	164,907
Defined pension plan adjustments	—	—	—	—	—	—	(107,280)	(107,280)
Net loss	—	—	—	—	—	(12,172,029)	—	(12,172,029)
BALANCE, DECEMBER 31, 2023	—	—	810,722	668,555	61,029,437	(70,373,484)	(158,071)	$(8,833,563)
Issuance of common shares in private placement offerings, net	—	—	1,063,396	922,391	4,330,334	—	—	5,252,725
Issuance of preferred shares for assumption of debt	806,452	708,969	—	—	3,291,031	—	—	4,000,000
Conversion of preferred shares into common shares	(600,000)	(542,616)	600,000	542,616	—	—	—	—
Issuance of common shares upon debt conversion	—	—	493,986	434,273	2,354,377	—	—	2,788,650
Exercise of pre-funded warrants	—	—	191,431	173,123	—	—	—	173,123
Equity issuance costs					(386,332)			(386,332)
Stock based compensation	—	—	—	—	125,644	—	—	125,644
Defined pension plan adjustments	—	—	—	—	—	—	266,924	266,924
Deemed dividend	—	—	—	—	2,076,180	(2,076,180)	—	—
Net loss	—	—	—	—	—	(1,980,810)	—	(1,980,810)
BALANCE, DECEMBER 31, 2024	206,452	$166,353	3,159,535	$2,740,958	$72,820,671	$(74,430,474)	$108,853	$1,406,361

Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024 (See note 2).

The accompanying notes are an integral part of these consolidated financial statements.

Annex F-6

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023		2022
Cash Flows From Operating Activities:
Net loss	$(1,980,810)		$(12,172,029)	$(16,495,680)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	6,239		59,526	(34,142)
Depreciation expense	3,321		11,408	11,408
Stock-based compensation	125,644		164,906	22,730
Other income due to the termination of EF License Agreement	(2,499,969)		—	—
Amortization of debt discounts	—		—	67,008
Loss on conversion of convertible notes payable	—		—	922,495
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	365,225		(632,125)	698,116
Other assets	16,602
Accounts payable	(118,047)		2,260,258	636,263
Interest payable	—		25,605	20,121
Other accrued liabilities	(186,089)		640,228	319,989
Other long term liabilities	—		(42,243)	(47,679)
Net cash used in operating activities	(4,267,884)		(9,684,466)	(13,879,371)

Cash Flows From Investing Activities:
Purchases of property and equipment	(3,917)		—	—
Net cash used in investing activities	(3,917)		—	—

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in ATM financing	—		—	30,993
Proceeds from the issuance of common shares in registered direct offerings	—		—	1,911,513
Proceeds from the issuance of common shares in private placement offerings	5,252,725		—	7,275,549
Proceeds from the issuance of pre-funded warrants	—		—	5,348,882
Proceeds from issuance of convertible notes payable	—		—	1,530,000
Exercise of pre-funded warrants	173,123		—	23,692
Equity issuance costs	(386,332)		—	(704,160)
Proceeds from the issuance of warrants	—		—	1,980,200
Proceeds from related party short term loan	—		1,633,746	—
Net cash provided by financing activities	5,039,516		1,633,746	17,396,669

Effect of exchange rate on cash and cash equivalents	—		—	(100)

Change in cash and cash equivalents	767,715		(8,050,720)	3,517,198
Cash and cash equivalents at the beginning of period	897,680		8,948,400	5,431,202
Cash and cash equivalents at the end of period	$1,665,395		$897,680	$8,948,400

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest	$467		$145,153	$13,248
Issuance of note payable for prepaid insurance	$—	$		$704,160
Issuance of preferred shares for the assumption of debt	$4,000,000		$—	$—
Issuance of common shares for debt conversion	2,788,650
Issuance of common shares for conversion of preferred shares	18,000
Change in accrued pension liability reflected in accumulated other comprehensive income	260,685
Deemed dividend	2,076,180		$—	$—
Debt discount on convertible loans	$—		$—	$67,008

The accompanying notes are an integral part of these consolidated financial statements.

Annex F-7

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) and its wholly-owned subsidiaries NLS Pharmaceutics (Israel) Ltd., an Israeli company (the “Merger Sub”) and NLS Pharmaceutics Inc., a Delaware corporation, is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

The Company was established in June 2015 through the incorporation of its predecessor entities, NLS Pharma Ltd. and NLS-1 Pharma Ltd., in Switzerland. In April 2016, NLS-0 Pharma Ltd. was also incorporated. Subsequently, in a reorganization effective January 1, 2019, NLS Pharma Ltd. and NLS-0 Pharma Ltd. merged into NLS-1 Pharma Ltd., which was then renamed NLS Pharmaceutics Ltd. The Company went public on January 29, 2021, with its shares listed on the Nasdaq Capital Market. On April 27, 2021, the Company formed NLS Pharmaceutics Inc., a Delaware corporation (“NLS Inc.”). On November 3, 2024, the Company formed NLS Pharmaceutics (Israel) Ltd., an Israeli company for the purposes of the potential merger transaction.

The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries. All references hereinafter to the Company mean the Company and its subsidiaries NLS Inc. and the Merger Sub.

Agreement and Plan of Merger

On November 4, 2024, the Company, the Merger Sub, and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrant holders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, (the “CVR Agreement”).

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Company Common Shares equal to the Exchange Ratio;

Annex F-8

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•        option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Company Common Shares in accordance with the terms of the Merger Agreement:

•        each Company Common Share issued and outstanding immediately prior to the Effective time, and each Company Common Share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company’s board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem, including the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before June 30, 2025. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10.0 million plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Going Concern

As of December 31, 2024, the Company had an accumulated deficit of approximately $74.4 million and the Company incurred an operating loss for the year ended December 31, 2024, of approximately $4.4 million. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses. The Company has not generated revenues from its activities and has incurred substantial operating losses.

As of December 31, 2024, the Company’s cash and cash equivalents were $1.7 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these consolidated financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. During October 2024, the Company completed a private financing round, debt conversions and forgiveness, and various vendor buy-outs. Additionally, on November 4, 2024, the Company entered into the Merger Agreement. The future viability of the Company is dependent on its ability to raise capital for payment of its vendors and to support on-going operations. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these consolidated financial statements.

Annex F-9

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, the accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these consolidated financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these consolidated financial statements do not necessarily purport to represent realizable or settlement values. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Effective September 27, 2024, the Company filed amended Articles of Association with the commercial registry of Zurich reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each and filed for a 1-for-40 reverse share split. The number of shares outstanding before and after the reverse split were adjusted accordingly on a retrospective basis. Further, on January 14, 2025, the shareholders of NLS approved a change in the par value of the common share from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.80 as of December 31, 2024 and no adjustments have been made for the change in par value to additional paid in capital for the reduction in par value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these consolidated financial statements, the Company’s significant estimates include stock-based compensation, pension liabilities and the valuation allowance related to the Company’s deferred tax assets.

JOBS Act Accounting Election

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company generally does not enter into investments for trading or speculative purposes rather to preserve its capital for the purpose of funding operations.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

Annex F-10

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. On December 31, 2024 and 2023, all of the Company’s cash balances are deposited in one banking institution in Switzerland. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits of CHF 100,000 ($109,650) that are protected by esisuisse. Management regularly monitors the creditworthiness and financial stability of these banking institutions to mitigate credit risk. This review includes periodic evaluations of the banks’ financial health, regulatory standings, and credit ratings.

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in Other income/expense in the Company’s results of operations.

Revenue Recognition

Under ASC Topic 606 and the related amendments, Revenue from Contracts with Customers, the Company recognizes revenue when control of promised goods or services is transferred to the customer. The five-step model is applied, which includes identifying performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue when obligations are satisfied. Performance obligations are distinct when the customer can benefit from them independently, and the Company evaluates the distinctiveness considering factors such as intellectual property development and customer capabilities.

Variable consideration is estimated based on the likelihood of achievement, with constrained amounts included only if a significant reversal is unlikely. Transaction prices are allocated to performance obligations based on stand-alone selling prices, which may require judgment and references to comparable transactions, clinical trial probabilities, and expected option exercises.

Revenue from development and regulatory milestones is recognized under the most likely amount method, subject to the constraint that revenue is only recognized when it is probable that a significant reversal will not occur. Milestones tied to regulatory approvals or other external conditions are not considered probable until those conditions are met. At each reporting period, the Company reassesses the likelihood of milestone achievement and adjusts the transaction price as necessary. Any adjustments are recorded on a cumulative catch-up basis, impacting license revenues in the period of adjustment.

Sales-based royalties are recognized when the related sales occur or when the performance obligation is satisfied. Deferred revenue is recorded when payments exceed recognized revenue, including non-refundable payments.

As of December 31, 2024, the Company recognized $2.5 million from its exclusive license agreement (the “EF License Agreement”) as Other income due to the termination of the EF License Agreement. The amount represents a non-refundable upfront payment, which was retained by the Company after the early termination of the EF License Agreement, and falls outside the scope of ASC 606. See Note 7 for further details.

Annex F-11

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Research and Development

Costs for R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2	—	pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3	—

pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates its fair value due to the short-term nature of these liabilities.

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method. As of December 31, 2024 and 2023, the Company had no unamortized debt discount associated with its outstanding debt instruments.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Annex F-12

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Employee Benefits (including Post Retirement Benefits)

The Company operates the mandatory pension plan for its employees in Switzerland. The plan is generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under ASC 960 “Plan Accounting — Defined Benefit Pension Plans.”

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, and the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as an allocation between research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of operations and comprehensive loss.

Stock-Based Compensation

The Company measures all stock-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies stock-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board

Annex F-13

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, risk-free interest rate and discount for lack of marketability.

Preferred Shares

Upon issuance of a convertible preferred share instrument, the Company evaluates its classification as either equity or debt. In accordance with ASC 480, the Company’s preferred shares were classified as permanent equity as it does not contain any mandatorily redeemable provisions. Further, in accordance with ASC 815-40, Derivatives and Hedging — Contracts in an Entity’s Own Equity, the preferred shares did not meet any of the criteria that would preclude equity classification. The Company concluded that the preferred shares were more akin to an equity-type instrument than a debt-type instrument, therefore the conversion features associated with the convertible preferred shares were deemed to be clearly and closely related to the host instrument and were not bifurcated as a derivative under ASC 815.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the diluted loss per common share computation for a period in which a net loss is reported or if their effect is anti-dilutive. Since the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share each year because their effect would be antidilutive are presented as follows:

	December 31,
	2024	2023	2022
Stock Options	34,417	46,591	33,328
Warrants (excluding pre-funded)	1,455,288	332,450	332,450
Convertible preferred shares	206,452	—	—
	1,696,157	379,041	365,778

Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly provided to the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses consolidated net income (loss) to assess performance, evaluate cost optimization, and allocate resources, including personnel-related and financial or capital resources, in the annual budget and forecasting process, as well as budget-to-actual variances on a monthly basis. As such, the Company has determined that it operates as one operating and reportable segment.

Annex F-14

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company’s consolidated statement of operations and expenses are not regularly reviewed on a more disaggregated basis for assessing segment performance and deciding how to allocate resources. The CODM does not regularly review total assets for the Company’s single reportable segment as total assets are not used to assess performance or allocate resources.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU enhances segment disclosure requirements by requiring entities to disclose significant segment expenses that are regularly provided to the CODM and included in each reported measure of a segment’s profit or loss. Additionally, the ASU requires disclosure of the title and position of the individual identified as the CODM, along with a description of how the CODM uses the reported segment measures to assess performance and allocate resources. For the Company, the Chief Executive Officer (CEO) serves as the CODM, as the CEO is responsible for allocating resources to and assessing the performance of the Company’s operating segments.

The standard is effective for annual periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the ASU retrospectively as of December 31, 2024. The adoption of this standard had an immaterial impact on the Company’s consolidated financial statements and related disclosures for all periods presented.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate. For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”), a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is evaluating the disclosure requirements related to the new standard and its impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements currently in effect that may impact its consolidated financial statements and does not believe any other recently issued standards will have a material impact on its financial position or results of operations.

Annex F-15

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2024, and 2023:

	December 31,
	2024	2023
Vendor prepayments	$65,237	$821,266
VAT recoverable and other current assets	49,479	24,433
Other short-term receivables	400,000	10,664
Prepaid insurance	42,470	69,019
Prepaid expenses	2,970	—
Total prepaid expenses and other current assets	$560,157	$925,382

During the period ended December 31, 2024, the Company provided working capital advances totaling $400,000 to Kadimastem, a third party with which the Company is engaged in merger negotiations. These funds were provided to support Kadimastem’s ongoing operations and are recorded as Other Receivable on the balance sheet. The funds are repayable on demand or upon termination of the merger discussions. If the merger is completed, the advances will be eliminated in consolidation. The Company’s ability to recover these funds is dependent on the outcome of the merger transaction. As of December 31, 2024, no allowance for uncollectibility has been recorded, as management believes the amounts are recoverable.

Note 4

Property and Equipment, net:

The Company’s property and equipment consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Cost
Furniture and fixtures	$17,258	$13,341
Software	26,219	26,219
Total cost	43,477	39,560
Accumulated depreciation	(36,187)	(32,866)
Total property and equipment, net	$7,290	$6,694

Depreciation expense was $3,321, $11,408 and $11,408 for the years ended December 31, 2024, 2023 and 2022.

Note 5

Related party short-term loans:

On September 28, 2023 and November 15, 2023, the Company entered into a series of short term loan agreements (the “Short Term Loan Agreements”) with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 1,375,000 ($1,510,989). The loans bear interest at a rate of 10% per annum and mature on the earlier of December 31, 2024, or a liquidity event with a strategic partner, as amended on March 18, 2024.

In October 2024, the Company entered into debt forgiveness agreements with the holders of the related party short-term loans, pursuant to which the Company issued an aggregate of 290,518 common shares, par value CHF 0.03 per share, or the common shares, of the Company, at a conversion price of $5.65 (rounded) per share, in full satisfaction of an

Annex F-16

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

aggregate amount of CHF 1,492,431 ($1,640,034) in loans and interest provided to the Company by the Lenders, or collectively, the Loans. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

Note 6

Other Accrued Liabilities:

The Company’s other accrued liabilities consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Professional consultants’ expenses	$110,345	$332,690
Vendor liabilities	—	112,635
Stamp tax	125,793	—
Related party interest short term loan	—	25,605
Accrued Board of Directors fees	47,586	184,672
Accrued bonus	—	960,025
Other accrued expenses	27,554	36,643
Total other accrued liabilities	$311,278	$1,652,270

Note 7

Deferred Revenues:

In February 2019, the Company entered into the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A., a Brazilian pharmaceutical company. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee oversaw the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believed its participation in the joint steering committee was not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provided that the parties would enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2.5 million and was further eligible to receive non-refundable milestone payments of up to $16 million, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depended on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company was also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believed that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses did not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

Annex F-17

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company was obligated under the EF License Agreement to advance its development activities in the United States and those activities preceded Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intended to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities were specific to the Company and the Company believed they were not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma were not transferable and without the right to sublicense therefore Eurofarma was not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries had yet to be completed and Eurofarma had yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represented rights to use the Company’s intellectual property with respect to Nolazol for which revenue was recognized at a point in time which was when Eurofarma was able to use and benefit from the licenses. The licenses were considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses were not capable of being distinct until after successful clinal development and regulatory approval and alone did not have standalone functionality to Eurofarma. Management had determined that the licenses, while capable of being distinct, were not distinct as they did not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement enabled Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believed the licenses bundled together with the Company’s development activities in the United States constituted a single distinct performance obligation under the EF License Agreement for accounting purposes (the “License Performance Obligation”).

The Company had initially estimated a total transaction price of $2.5 million, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement, variable consideration consisting of milestone payments had been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones. As a result, the Company allocated the transaction price entirely to a single License Performance Obligation and recorded $2.5 million as deferred revenue, which would have been recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that allowed Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, the Company agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, the Company recognized $2.5 million from its exclusive license agreement (the “EF License Agreement”) in the Statements of Operations and Comprehensive loss as Other income for termination of EF License Agreement.

Note 8

Pension Liability:

The Company joined a collective pension plan operated by an insurance company as of 2016 which covers the employees in Switzerland.

Both the Company and the participants provide monthly contributions to the pension plan which are based on the covered salary. The respective saving parts of premiums are credited to employees’ accounts. In addition, interest is credited to employees’ accounts at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death.

Annex F-18

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information on the pension plan for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Service cost	$69,716	$53,920	$39,667
Interest cost	24,375	14,416	2,743
Expected return on assets	(32,364)	(14,767)	(12,196)
Effect of settlement, curtailment, plan amendment	(44,236)	—	(72,600)
Actuarial loss outside corridor recognized	5,231	—	3,091
Past service cost recognized in year	3,094	3,031	2,855
Administrative expenses	1,861	2,926	2,298
Net periodic pension cost	$27,677	$59,525	$(34,142)

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2024	2023
Projected benefit obligation, beginning of period	$809,028	$584,737
Service cost and plan amendments	26,283	53,920
Interest cost	24,375	14,416
Employer contributions	14,777	(3,759)
Transfers-in and (-out), net	1,342,430	42,413
Actuarial (gain)/loss	21,240	123,388
Currency conversion adjustments	(24,956)	(6,087)
Projected benefit obligation, end of period	$2,213,177	$809,028

Plan assets, beginning of period	$548,343	$448,615
Actual return on plan assets	32,364	27,844
Employer contributions	33,300	38,737
Participant contributions	14,777	20,655
Actuarial (gain)/loss	178,872	—
Transfers-in and (-out), net	1,445,453	17,999
Administration expenses	(1,861)	(2,926)
Currency conversion adjustments	(38,071)	(2,581)
Plan assets, end of period	$2,213,177	$548,343
Accrued pension liability	$—	$260,685

As of December 31, 2024, the Company does not have any active employees participating in a defined benefit pension plan. However, the Company continues to maintain a capped pension obligation related to survivor benefits payable to orphans of a former employee. This obligation is fully covered by existing plan assets and does not give rise to any unfunded liability. All other obligations and liabilities associated with the Company’s prior pension plan have been fully settled and transferred. As a result, the Company has no net pension-related liability or associated pension expense recognized on its balance sheet as of December 31, 2024.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to

Annex F-19

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the statement of operations over the future service period of the plan participants. For the years ended December 31, 2024 and 2023, the amortization was $0. As of December 31, 2024, and 2023, the accumulated other comprehensive (income) loss includes unrecognized pension costs of $(108,853) and $158,073, respectively.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2024	2023
Net loss, beginning of period	$158,073	$50,791
Other (gain)/loss during the period	(47,413)	110,313
Other prior year (gain)/loss recognized in period	(157,632)	—
Effect of settlement, curtailment	(58,787)	—
Amortization of pension related net loss	—	—
Net (gain)/loss, end of period	(105,759)	161,104

Prior service cost, beginning of period	—	—
Amortization of prior service cost	(3,094)	(3,031)
Prior service cost end of period	(3,094)	(3,031)
Total unrecognized pension (credit) cost, end of period	$(108,853)	$158,073

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2024	2023
Discount rate	0.95%	1.45%
Rate of increase in compensation level	0.65%	0.65%
Interest credit rate on savings accounts	1.25%	1.45%
Expected long-term rate of return on plan assets	2.15%	2.30%
Inflation rate	1.25%	1.25%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments. The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance. The accumulated benefit obligation as of December 31, 2024, and 2023 amounted to $2,213,177 and $809,028, respectively.

Note 9

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA,
Annex F-20

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of U.S. Food and Drug Administration (“FDA”) marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023, the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $200,013, which effectively resolved the creditor claim.

On August 21, 2024, the Company received a letter from Dunn Lambert LLC, the law firm representing Clinilabs, Inc., or Clinilabs, stating that a complaint had been filed in the Superior Court of New Jersey. The complaint concerns three unpaid invoices totaling $886,412 plus interest at a rate of 6%. On June 1, 2023, Clinilabs entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs for services performed under the start-up agreement. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in consideration of $500,223 and 49,475 common shares equal in value to $279,300, which effectively resolved the creditor claim.

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $511,835, which effectively resolved the creditor claim.

On June 11, 2024, the Company received a civil court complaint filed in the Civil Court of the City of New York by Chad Hellman, the former Chief Financial Officer of the Company. The Claimant is demanding approximately $35,171 for unpaid consulting fees. The Company responded to the civil court complaint in July 2024. On October 3, 2024, Chad Hellman dismissed his claim. The Company successfully settled the outstanding claim through payment of $36,940 to Chad Hellman on October 7, 2024.

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On 9 May 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

Annex F-21

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10

Equity:

Preferred Shares

In October 2024, the Company amended and restated its Articles of Association to designate 806,452 of preferred shares with a par value of 0.80 CHF in connection with the execution of a securities purchase agreement. The preferred shares have the following rights, preferences and privileges:

•        Accrue dividends at an annual rate of eight percent (8%) of the stated value of the preferred shares from the date of issuance;

•        Stated value and initial conversion price of $4.96, subject to adjustment, for stock splits, dividends and subsequent equity sales and issuances below the initial conversion price;

•        Have no voting rights;

Upon any liquidation, dissolution or winding up of the Company, the preferred shareholders will be entitled to receive an amount equal to the stated value of any preferred shares held at the time of such an event prior to any holders of common shares.

On October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain an initial conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Any additional preferred shares issued upon the investor’s right being exercised will be identical to the initial preferred shares except the conversion price will be based on the average daily closing sale price of common shares for the five trading days prior to the investor giving notice of its intent to exercise its rights. Additionally, pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. In December 2024, 600,000 preferred shares were converted into Company Common Shares; therefore, as of December 31, 2024 206,452 preferred shares remain outstanding. Accrued dividends from the date of issuance to December 31, 2024 were not significant.

As of December 31, 2024, preferred shares includes preferred participation certificates.

Common Shares

As of December 31, 2024, the Company had 3,159,535 registered and issued Company Common Shares.

On December 4, 2024, the Company, entered into a securities purchase agreement, or the December SPA, with a certain accredited investor and agreed to issue and sell to the investor, in a private placement offering, or the SPA Offering, up to 322,580 Company Common Shares, at a purchase price of $3.10 per Company Common Share for aggregate gross proceeds of up to $1 million, subject to shareholder approval, or the Shareholder Approval.

The offering was structured in two tranches, with the first tranche of $500,000 closing following shareholder approval. The Company has also agreed that (i) on or before January 15, 2025, or sooner contemporaneously with the Shareholder Approval, the Company will take all steps necessary to obtain all approvals, including shareholder approval, necessary to reduce the par value of the Company Common Shares to the minimum permissible par value which shall not be greater than CHF 0.03 per Company Common Share; (ii) on or before January 9, 2025, the Company will authorize and reserve sufficient Company Common Shares to satisfy the anti-dilution and ratchet rights of the Purchaser under the prior securities purchase agreement dated October 9, 2024, or the October SPA, after giving effect to the conversion

Annex F-22

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

price reduction of the preferred shares as a result of the Dilutive Issuances (as defined in the October SPA) caused by the Company entering into Securities Purchase Agreement; and (iii) in addition to the Company’s obligations pursuant to the October SPA. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of December 31, 2024, the conditions for closing have not yet occurred. See Note 14 for further details.

In addition, the Company has agreed to register the Company Common Shares subject to the terms of the previously executed registration rights agreement dated October 9, 2024, or the Registration Rights Agreement, such that the Company Common Shares must be registered within 30 days of the closings.

On October 10, 2024, the Company successfully implemented a crucial restructuring measure by converting the claims of debt holders in the amount of $2,788,650 into 493,986 Company Common Shares, (“Debt Conversion”) This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On October 9, 2024, the Company entered into the October SPA, with certain accredited investors and agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 Company Common Shares, and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 Company Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the October SPA, the Company agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the October SPA closed on October 10, 2024.

On June 28, 2024, the Company entered into a securities purchase agreement for the issuance of 81,944 Company Common Shares at a purchase price of $9.60 per share. The offering closed on July 1, 2024. Investors also received unregistered warrants to purchase up to 81,944 Company Common Shares at an exercise price of $9.60 per share. These warrants are exercisable upon issuance and will expire five years from the date of issuance. The offering resulted in gross proceeds of $786,660. The net proceeds were used for working capital and general corporate purposes.

H.C. Wainwright & Co., LLC served as the exclusive placement agent for the offering, or the Placement Agent. The Company agreed to pay the Placement Agent a cash fee of 7.0% of the gross proceeds, a management fee of 1.0% of the gross proceeds, and $50,000 for accountable expenses. Additionally, the Company issued to the Placement Agent warrants to purchase up to 5,736 Company Common Shares at an exercise price of $12.00 per share. These warrants are exercisable from the date of issuance until five years from the commencement of sales in the offering.

On March 20, 2024, the Company entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 175,000 Company Common Shares at a purchase price of $10.00 per share that closed on March 22, 2024. In addition, pursuant to the Purchase Agreement, the investors received unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 87,500 Company Common Shares at an exercise of $10.00 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of Company Common Shares or common share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to the Company of $1,750,000 and expenses of approximately $321,000.

Warrants

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The Amendment makes certain

Annex F-23

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 Common Shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

On September 16, 2024, the Company and an institutional investor entered into a warrant amendment agreement to amend warrants to purchase up to 172,836 common shares, par value CHF 0.80. The amendment adjusted the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. Following an increase in authorized common shares, the Company will issue pre-funded warrants to purchase up to 191,431 common shares for aggregate proceeds of $153,144.

The Company has reflected a deemed dividend totaling $2,076,180 for the incremental value from the modification of the warrants’ exercise price and the fair value of the warrants issued as consideration for executing the Amendment. The deemed has been reflected within stockholders’ deficit and as an increase to loss attributable to common stockholders for the purposes of computing loss per share.

The incremental value due to the modification was determined to be $366,684 using a Black-Scholes option pricing model to compute the fair value of the warrant pre and post modification and recording the difference.

The fair value of the aggregate warrants issued as consideration for executing the Amendment was determined to be $1,709,496 computed using a Black-Scholes option pricing model.

The following input assumptions were utilized in the Black-Scholes model: expected term of one year, volatility of 148%, risk-free rates ranging from 3.96% to 4.24%, and dividend rate of 0%.

The following table summarizes the common share warrant activity for the year ended December 31, 2024:

Balance at January 1, 2024	476,128
Issuances	1,321,961
Exercises	(191,431)
Expired	(7,696)
Balance at December 31, 2024	1,598,962

The intrinsic value of exercisable but unexercised in-the-money common share warrants at December 31, 2024 was $344,802.

Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase the Company’s common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no stock option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

Annex F-24

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes total stock option activity for the year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2022	33,328	$49.20
Granted	19,409	30.40
Exercised	—
Expired/cancelled	(6,145)	39.60
Balance at December 31, 2023	46,591	$42.74
Granted	—	—
Exercised	—	—
Expired/cancelled	(12,174)	$30.31
Balance at December 31, 2024	34,417	$47.14
Options vested and exercisable at December 31, 2024	19,116	$51.95

The weighted average remaining contractual life of each of the options outstanding at December 31, 2024 was 7.62 years.

Stock-based compensation expense was $125,644, $164,906, and $22,730 for the years ended December 31, 2024, 2023, and 2022, respectively, and was recorded in general and administrative expenses. As of December 31, 2024, total unrecognized stock-based compensation expense relating to unvested stock options was $117,119. This amount is expected to be recognized over a weighted-average period of 2 years.

The following table summarizes unvested stock option activity for the year ended December 31, 2024:

	Non-Vested Options	Weighted Average Grant date Fair Value
Balance at December 31, 2022	32,078	$10.00
Granted	19,409	20.40
Vested	(9,988)	9.60
Expired/cancelled	(6,145)	10.80
Balance at December 31, 2023	35,354	$15.60
Granted	—
Vested	(7,879)	53.41
Expired/cancelled	(12,174)	30.31
Balance at December 31, 2024	15,301	$41.11

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of December 31, 2024, was $2.11 and the aggregate intrinsic value for options outstanding and expected to vest each year was nil. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Annex F-25

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11

Income Taxes:

The Company has Swiss tax loss carryforwards of $52.2 million as of December 31, 2024 (December 31, 2023: $47.2 million) of which $32.9 million will expire within the next five years, and $14.3 million will expire between 2030 – 2031.

The significant components of net deferred taxes as of December 31, 2024, and 2023 are shown in the following table:

	2024	2023
Deferred tax assets:
Net benefit from tax loss carryforwards	$5,536,408	$5,000,743
Deferred revenues	—	264,997
Valuation allowance	(5,536,408)	(5,265,740)
Net deferred taxes	$—	$—

The Company recorded a valuation allowance in 2024 and 2023 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2024, 2023 and 2022. The following table shows the income taxes in 2024, 2023 and 2022:

	2024	2023	2022
Current tax	$—	$—	$—
Deferred income tax (benefit)	(270,668)	(1,515,501)	(1,004,681)
	(270,668)	(1,515,501)	(1,004,681)
Change in valuation allowance	270,668	1,515,501	1,004,681
Total income tax expense	$—	$—	$—

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2020, so the years ended December 31, 2021, 2022, 2023 and 2024 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2024	2023	2022
Statutory tax rate	10.6%	10.6%	10.6%
Effect of temporary differences	3.1%	1.9%	(4.8)%
Change in valuation allowance on deferred tax assets	(13.7)%	(12.5)%	(5.8)%
Effective tax rate	—%	—%	—%

The Company had generated approximately $9.7 million of net operating losses (“NOLs”) prior to the reorganization in 2019 in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The temporary differences relate to book to tax differences from the adjustments required to present the consolidated financial statements on a U.S. GAAP basis from local Swiss GAAP, mainly in the areas of debt, intangible amortization and deferring financing costs.

As of December 31, 2024, 2023, and 2022, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2024, 2023 and 2022.

Annex F-26

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12

Related party consulting agreements:

The Company entered into consulting agreements with some of its senior management.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s former Head of Business Development. On May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his then current role. The Company agreed to pay CHG BioVenture SA a monthly fee of CHF 4,375 ($4,733) plus VAT for its services. In addition, CHG BioVenture SA was eligible for a 1% success fee payment in the event of closing of a partnering agreement in China. The consulting agreement was terminated in October 2024 and provides for a 24-month non-competition clause along with standard confidentiality provisions. For the years ended December 31, 2024, 2023 and 2022, the Company recorded fees to CHG BioVenture SA of $79,454, $121,658 and $131,941, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

In February 2021, and as amended in July 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2024, 2023 and 2022, the Company recorded fees to Mr. Konofal of $107,700, $178,820 and $201,053, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc., a Delaware corporation, or Aexon. Alexander Zwyer, (the Company’s Chief Executive Officer) owns 35% of Aexon, and Eric Konofal, (the Company’s Chief Scientific Officer) owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which the Company has a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs. Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

The Company made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the Aexon Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 common shares. In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5%

Annex F-27

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the year ended December 31, 2024, the Company recorded fees to Aexon of $170,000 which is included in research and development expenses on the statement of operating and comprehensive loss.

In October 2024, the Company entered into a consulting agreement with Ms. Nicole Fernandez-McGovern, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Fernandez-McGovern a monthly retainer for her services of $18,000 per month. For the year ended December 31, 2024, the Company recorded fees to Ms. Fernandez-McGovern of $54,316 which is included in general and administrative expenses on the statement of operating and comprehensive loss.

Note 13

Revisions of previously issued financial statements:

The Company identified an error in the classification of preferred shares and common shares within shareholders’ equity on the Consolidated Balance Sheets as of December 31, 2024. The error was limited to the line item presentation of “preferred shares” and “common shares” and did not affect total shareholders’ equity (deficit), the consolidated statements of operations, the consolidated statements of equity, the consolidated statements of cash flows, or any other financial statement captions.

The Consolidated Balance Sheets have been revised to correct the presentation of preferred shares and common shares as of December 31, 2024.

The table below summarizes the effect of the revision correcting the error on the Company’s previously issued financial statements as of December 31, 2024:

Shareholders’ Equity (Deficit)	As Previously Reported	Adjustment	As Revised
Preferred shares, CHF 0.80 par value, 206,452 registered shares issued and outstanding at December 31, 2024	$2,740,958	$(2,574,605)	$166,353
Common shares, CHF 0.80 par value, 3,159,535 registered shares issued and outstanding at December 31, 2024	166,353	2,574,605	2,740,958
Additional paid-in capital	72,820,671	—	72,820,671
Accumulated deficit	(74,430,474)	—	(74,430,474)
Accumulated other comprehensive loss	108,853	—	108,853
Total shareholders’ equity (deficit)	$1,406,361	$—	$1,406,361

As of December 31, 2024, preferred shares includes preferred participation certificates.

Note 14

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these consolidated financial statements were issued.

In January 2025, the Company completed the initial closing of $500,000 of the previously announced $1 million financing between the Company and an accredited investor under a securities purchase agreement dated December 4, 2024, with the approval of certain items in Company’s extraordinary general meeting on January 7, 2025. As of May 15, 2025, the conditions for the second tranche were not met and did not occur.

On January 30, 2025, the Merger Agreement was amended such that it includes the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before April 30, 2025, which outside date can be further extended by mutual agreement. Further, the amendment included an additional provision providing that any shareholder receiving common shares in excess of a 9.99% beneficial ownership limitation

Annex F-28

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as a result of the Merger, shall instead be issued pre-funded warrants exercisable for a number of common shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the common shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share. In addition, on May 5, 2025, the Merger Agreement was further amended to further extend the outside date to June 30, 2025.

On March 27, 2025, the Company entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, for aggregate gross proceeds of $2 million. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. The March 2025 Offering closed on March 28, 2025.

The initial closing of the March 2025 Offering resulted in gross proceeds to the Company of to $2 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a Common Shares Purchase Agreement with Alpha Capital Anstalt, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of Company Common Shares, subject to certain conditions and limitations set forth in the Facility SPA.

The purchase price of the Company Common Shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the Company Common Shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Company Common Shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant, or the Pre-Funded Warrant, to purchase $250,000 in Company Common Shares to Alpha as consideration for its irrevocable commitment to purchase the Company Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

Annex F-29

Annex G

Kadimastem Ltd.

Financial Statements as of December 31, 2024

Annex G-1

Kost Forer Gabbay & Kasierer	Tel.: +972-3-6232525
144A Derech Menachem Begin	Fax: +972-3-5622555
Tel Aviv 6492102	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kadimastem Ltd.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Kadimastem Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has a deficiency in equity, an accumulated deficit and a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel

June 5, 2025

Annex G-2

Kadimastem Ltd.
STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2024	2023
		USD in thousands
CURRENT ASSETS
Cash and cash equivalents	4	650	1,146
Accounts receivable	5	130	451
Total current assets		780	1,597

NON-CURRENT ASSETS
Pledged cash		—	170
Right of use assets	6	—	312
Property and equipment	7	123	228
Total non-current assets		123	710
Total assets		903	2,307

CURRENT LIABILITIES
Loan from bank	9a	293	301
Loans from interested parties	9b	860	852
Trade payables	10	568	532
Accounts payable	11	605	226
Convertible loan	15	1,512	230 **
Conversion component of convertible loan and warrants	15	5,061	1,002 **
Current maturities of lease liabilities		*	361
Total current liabilities		8,899	3,504

NON-CURRENT LIABILITIES
Employee benefit liabilities	14	—	5
Total non-current liabilities		—	5
Total liabilities		8,899	3,509

EQUITY	18
Share capital		1,238	1,238
Share premium		62,560	62,286
Warrants		1,273	1,273
Reserve from share-based payment transactions	19	452	518
Reserve from transactions with controlling shareholders		4,105	3,830
Foreign currency translation reserve		(1,094)	(1,002)
Accumulated deficit		(76,530)	(69,345)

Total equity		(7,996)	(1,202)

		903	2,307

____________

*        Less than United States Dollars (“USD”) $1 thousand.

**      Reclassification see Note 2H.

June 5, 2025	/s/ Ronen Twito	/s/ Liora Oren	/s/ Uri Ben Or
Date of approval of the financial statements	Ronen Twito CEO and Executive Chairman of BOD	Liora Oren Director	Uri Ben Or CFO

The accompanying Notes are an integral part of the financial statements.

Annex G-3

KADIMASTEM LTD.
Statements of Profit or Loss and Other Comprehensive Loss

		Year ended December 31,
	Note	2024	2023	2022
		USD in thousands (except per share data)
Research and development expenses	20a	992	1,608	4,490
Marketing expenses	20b	—	81	264
General and administrative expenses	20c	793	1,303	1,800
Other expenses (expenses for merger with NLS)		269	—	—
Operating loss		2,054	2,992	6,554
Financing income	20d	(6)	(36)	(22)
Financing expenses related to the conversion component and options of shareholders convertible loans and shareholder loans.	20d	5,044	239	200
Other financing expenses		93	114	83
Net financing expenses		5,131	317	261
Loss before taxes on income		7,185	3,309	6,815
Tax benefit	16	(7)	(54)	(50)
Total Loss		7,178	3,255	6,765

Other comprehensive income (loss) net of tax effect:
Amounts that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) from remeasurement regarding defined benefit plans	14	(7)	(10)	100
Adjustments arising from translating financial statements from functional currency to presentation currency		(92)	(98)	(450)
Total other comprehensive income (loss)		(99)	(108)	(350)
Total comprehensive loss		7,277	3,363	7,115
Basic and diluted loss per share (in USD)	21	1.71	0.78 *	1.9 *

____________

*        Adjusted retroactively due to the rights issue and due to Reverse share split. See Notes 18I and 18K.

The attached Notes constitute an integral part of the financial statements.

Annex G-4

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2024		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss		—	—	—	—	—	—	(7,178)	(7,178)
Total other comprehensive (loss)		—	—	—	—	—	(92)	(7)	(99)
Total comprehensive loss		—	—	—	—	—	(92)	(7,185)	(7,277)
Expiration of departed employees’ options		—	274	—	(274)	—	—	—	—
Shareholder transactions, net	9c,22b	—	—	—	—	275	—	—	275
Cost of share-based payment		—	—	—	208	—	—	—	208
Balance as of December 31, 2024		1,238	62,560	1,273	452	4,105	(1,094)	(76,530)	(7,996)
	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2023		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93
Loss		—	—	—	—	—	—	(3,255)	(3,255)
Total other comprehensive income (loss)		—	—	—	—	—	(98)	(10)	(108)
Total comprehensive loss		—	—	—	—	—	(98)	(3,265)	(3,363)
Issue of shares, net	18j	157	1,450	—	—	—		—	1,607
Expiration of departed employees’ options		—	995	—	(995)	—		—	—
Expiration of warrants		—	1,473	(1,473)	—	—		—	—
Shareholder transactions, net	9c,22b	—	—	—	—	312		—	312
Cost of share-based payment		—	—	—	149	—		—	149
Balance as of December 31, 2023		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

Annex G-5

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Note	Share capital	Premium on shares	Warrants	Reserve due to share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2022		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945
Loss		—	—	—	—	—		(6,765)	(6,765)
Total other comprehensive income (loss)		—	—	—	—	—	(450)	100	(350)
Total comprehensive loss		—	—	—	—	—	(450)	(6,665)	(7,115)

Issue of share capital and warrants, net	18j	82	1,705	(69)	—	—	—	—	1,718
Expiration of departed employees’ options		—	144	—	(144)	—	—	—	—
Shareholder transactions, net		—	—	—	—	310	—	—	310
Cost of share-based payment		—	—	—	235	—	—	—	235
Balance as of December 31, 2022		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

The attached Notes constitute an integral part of the financial statements.

Annex G-6

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from operating activities
Loss	(7,178)	(3,255)	(6,765)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	413	620	578
Gain from sale of property and equipment	—	(34)	—
Financing expenses, net	5,131	317	261
Tax benefit	(7)	(54)	(50)
Theoretical wages to an interested party	130	130	143
Cost of share-based payment	208	149	235
Change in employee benefit liabilities, net	(5)	(13)	1
	5,870	1,115	1,168
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	321	(165)	(102)
Increase (decrease) in trade payables	36	(478)	151
Increase (decrease) in deferred grants	—	—	(118)
Increase (decrease) in accounts payable	379	(123)	(226)
	736	(766)	(295)
Cash paid during the year for:
Interest paid	(133)	(90)	(68)
Net cash used in operating activities	(705)	(2,996)	(5,960)

Cash flows from investing activities
Proceeds from sale of property and equipment	—	109	—
Purchase of property and equipment	(6)	(6)	(191)
Change in pledged cash	167	(12)	(5)
Net cash provided by (used in) investing activities	161	91	(196)

Cash flows from financing activities
Repayment of lease liability	(361)	(448)	(521)
Issue of share capital and warrants (net of issue expenses)	—	1,607	485
Exercise of warrants	—	—	1,146
Receipt of a convertible loan from shareholders	450	1,242	—
Net cash provided by financing activities	89	2,401	1,110
Exchange rate differences on balances of cash and cash equivalents	(41)	(166)	(634)
Decrease in cash and cash equivalents	(496)	(670)	(5,680)
Cash and cash equivalents at the beginning of the year	1,146	1,816	7,490
Cash and cash equivalents at the end of the year	650	1,146	1,810

Material non-cash transactions
Right-of-use asset recognized with corresponding lease liability	—	—	842

The attached Notes constitute an integral part of the financial statements.
Annex G-7

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1: — General

A.     General description of the company and its activity:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona, Israel. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

B.      As of December 31, 2024, the Company’s capital deficiency, accumulated deficit, and negative working capital amounted to USD $7,996 thousand, USD $76,530 thousand, and USD $8,119 thousand, respectively. Additionally, for the year ended December 31, 2024, the Company incurred a loss of USD $7,178 thousand and had negative cash flows from operating activities amounting to USD $705 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company is involved in raising funds by arranging private placements to investors in Israel and abroad, raising funds on the TASE, and issuing rights to its current shareholders. At present, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification should the Company not continue to operate as a going concern. Such adjustment could be material.

C.     The effects of the Swords of Iron War:

The “Swords of Iron” War (hereinafter, the “War”) broke out in the State of Israel in October 2023. The continued War has led to a slowdown in business activity in the Israeli economy due to, among other things, factories in the south and north of the country being closed, infrastructure damage, the recruitment of reserve personnel for an unknown period of time, and the disruption of economic activity in Israel. The War’s continuation may have far-reaching consequences for many industries and different geographical areas of the country.

The potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and access to local resources may affect entities that mostly operate with or in Israel.

Since this event is characterized by high uncertainty, and as of the date hereof, the duration and intensity of its impact on the economy in the medium and long term is unascertainable, the Company does not have the ability to assess the full impact of the above on the scope of its business and its operating results.

NOTE 2: — ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.     Basis of presentation of the financial statements

The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

B.      Functional currency, presentation currency, and foreign currency

The functional currency of the Company is the New Israel Shekel (“NIS”), which represents the primary economic environment in which the Company operates. The presentation currency of the financial statements is USD.

Annex G-8

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

The financial statements are presented in USD since the Company believes that financial statements in USD provide more relevant information to the investors and users of the financial statements, who are located primarily in the US.

Assets and liabilities are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss). Capital transactions in shareholders’ equity are translated using historical rates of exchange.

C.     Government grants

Government grants are recognized when there is a reasonable assurance that the grants would be received and that the Company would meet all the conditions for receiving the grant.

Government grants from the Israel Innovation Authority (“IIA”) are recognized as a liability at the time of their receipt if there is a reasonable assurance that the research activity would result in sales that would entitle the State to royalties.

The Company does not anticipate revenues in the foreseeable future, and therefore, it does not recognize a liability component, and the grant is recorded under profit and loss as an offset from the Company’s research and development expenses.

For each reporting date, the Company makes an assessment of the expected grant to be received in the subsequent period, for the reporting period, and accordingly, records a provision in the books for income receivable.

D.     Taxes on income

Current or deferred taxes are recognized in profit or loss, except if they refer to items that are recognized in other comprehensive income or in equity.

Deferred taxes

Deferred taxes are calculated with respect to the temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are calculated according to the tax rate that is expected to apply when the asset is realized or the liability is settled, based on the tax laws that have been enacted or substantively enacted by the reporting date.

The Company recognizes deferred tax assets up to the amount of the liability for deferred taxes due to the uncertainty as to utilization of losses in the foreseeable future.

E.      Leases

The Company treats a contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for a consideration.

1.      The Company as the lessee

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases with a term up to 12 months and leases for which the underlying asset has a lesser value. For these excluded leases, the Company has elected to recognize these lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components, such as management and maintenance services, included in a single contract.

Annex G-9

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

At the commencement date, a lease liability includes all lease payments (these payments do not include variable lease payments) that have not yet been paid, discounted at the interest rate implicit in the lease when it can be determined readily or according to the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest method.

The right-of-use asset at the commencement date is recognized in the amount equal to the lease liability, plus lease payments paid on or before the commencement date and any transaction costs incurred. The right-of-use asset is measured through applying the cost model and depreciated over its useful life or the term of the lease, whichever is shorter.

Below are data regarding the number of years of depreciation of the relevant right-of-use assets by class of underlying asset:

Years
Offices	3
Vehicles	3
Equipment	3

Where there are indications of impairment, the Company assesses the impairment of the right-of-use asset in accordance with the provisions of IAS 36.

2.      Index-linked lease payments

At the commencement date of the lease, the Company uses the applicable index rate on the commencement date for the purpose of calculating future lease payments.

In transactions in which the Company is a lessee, changes in the total future lease payments as a result of a change in the index are discounted (with no change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset only when there is a change in the cash flows that results from a change in the index (that is, at the time in which the adjustment to the lease payments comes into effect).

3.      Lease extension and termination options

A non-cancellable lease term includes both the periods that are covered by an option to extend the lease, when it is reasonably certain that the option will be exercised, and the periods that are covered by an option to terminate the lease, when it is reasonably certain that the termination option will not be exercised.

In the event that there is a change in the likelihood of exercising an extension option or the expected non-exercise of the lease termination option, the Company remeasures the outstanding lease liability in accordance with the updated lease period, according to the updated discount rate on the day of the change in the likelihood, and the total change is credited to the balance of the right-of-use asset until it is zeroed and then, to profit or loss.

In each reporting period, the Company’s management examines the likelihood of exercising an extension option and updates the aforementioned leases’ amortization schedules accordingly.

According to the Company’s assessment, no extension option will be exercised.

4.      Subleases

In transactions where the Company leases an underlying asset (the “primary lease”) and subsequently subleases such underlying asset to a third party (the “sublease”), the Company assesses whether all the risks and rewards associated with ownership of the right-of-use asset have been transferred. This assessment includes, inter alia, an evaluation of the sublease term relative to the useful life of the right-of-use asset arising from the primary lease.

Annex G-10

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

If all the risks and rewards of ownership of the right-of-use asset have been substantially transferred, the sublease is classified as a finance lease, otherwise it is classified as an operating lease.

In the sublease entered into during the year, the risks and rewards were not transferred to the third party, therefore the accounting treatment was a reduction of lease expenses rather than classification as a financing lease.

F.      Property and equipment

Property and equipment are presented at cost, including direct purchase costs, and less accumulated depreciation and accumulated impairment losses, and do not include current maintenance expenses.

Depreciation is calculated at equal annual rates based on the straight-line method throughout the asset’s useful life, as follows:

	%	Mainly %
Laboratory equipment and clean room	15
Office furniture and equipment	8 – 15	15
Computers and peripheral equipment	33
Leasehold improvements	See below

Leasehold improvements are depreciated using the straight-line method over the lease period, or according to the estimated life of the improvement, whichever is shorter.

The useful life, the depreciation method, and the residual value of each asset are examined, at a minimum, per year end, and any changes are treated as a change in accounting estimate prospectively. The depreciation of assets ceases on the date on which the asset is classified as an asset held for sale or the date on which the asset is derecognized, whichever is earlier.

The Company depreciates the fixed assets according to its economic life.

G.     Issuance of a unit of securities

In an issuance of a unit of securities, the proceeds received (before the issuance expenses) are allocated to the securities issued in the unit in accordance with this order of allocation: financial derivatives and other financial instruments that are presented at fair value in each period. The fair value is then determined for financial liabilities that are measured at amortized cost, and the consideration allocated for equity instruments is determined as the residual value. The issuance costs are allocated to each component on a pro rata basis, according to the amounts determined for each component of the unit.

H.     Change in accounting policy — first-time implementation of new financial reporting standards and amendments to accounting standards

1.      Amendment to IAS 1, Presentation of financial statements

In January 2020, the IASB published an amendment to International Accounting Standards (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to amend the Original Amendment (hereinafter, the “Subsequent Amendment”).

Annex G-11

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

The Subsequent Amendment stated that:

•        Only financial covenants that an entity must meet before or at the end of the reporting period would affect the classification of that liability as a current liability or a non-current liability.

•        For liabilities for which compliance with the financial covenant is examined within 12 consecutive months of the reporting date, a disclosure must be made in a way that would allow the users of the financial statements to assess the risks related to that liability. That is, the Subsequent Amendment states that a disclosure must be made with regard to the carrying amount of the liability, information on the financial covenants, and any facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty in complying with the financial covenants.

The Original Amendment stated that the right to convert a liability would affect the entire liability’s classification as a current or a non-current liability, except if the conversion component is equity-based.

The Original Amendment and the Subsequent Amendment were applied retroactively as of the annual periods commencing January 1, 2024.

The Company has a loan (see Note 15) that is immediately convertible into ordinary shares of the Company, with the conversion component classified in the financial statements as a financial liability. As a result of the aforementioned amendments, the liability related to the convertible loan and the liability related to the conversion component and options, amounting to USD $230 thousand and USD $1,002 thousand, respectively, as of December 31, 2023, were reclassified from non-current liabilities to current liabilities.

I.       Disclosure of New IFRS Standards prior to their implementation.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (the “New Standard”), which replaces IAS 1, Presentation of Financial Statements (hereinafter: IAS 1).

The objective of the New Standard is to enhance comparability and transparency in financial statements.

The New Standard incorporates existing requirements from IAS 1 and introduces new requirements for the presentation in the statement of profit or loss. These include the presentation of totals and subtotals according to the new standard, disclosures of management-defined performance measures, and new requirements for the aggregation and disaggregation of financial information.

The New Standard does not change the recognition or measurement of items in the financial statements. However, as items in the statement of profit or loss will be required to be classified into one of five categories (operating, investing, financing, income taxes, and discontinued operations), it may impact the entity’s reported operating profit. Moreover, the issuance of the New Standard led to limited-scope amendments to other standards, including IAS 7, Statement of Cash Flows and IAS 34, Interim Financial Reporting.

The New Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2027. Early adoption is permitted in accordance with the decision of the Israeli Securities Authority, subject to disclosure for annual periods commencing on or after January 1, 2025.

The Company is evaluating the impact on the financial statements of the New Standard, including the impact of the amendments to other accounting standards resulting from the New Standard.

Annex G-12

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS USED IN PREPARING THE FINANCIAL STATEMENTS

In the process of implementing the accounting policies in the financial statements, the Company has made the following judgments, which have a material impact on the amounts recognized in the financial statements:

A.     Judgments

Discount rate for lease liability

The Company cannot readily determine the interest rate implicit in the lease, and therefore, for the purpose of calculating the lease liability, it uses the Company’s incremental borrowing rate. The Company conducted an assessment to determine the suitable nominal interest rate for the discounting of the lease contracts, in accordance with the Company’s financial risk, the lease contract term, and other economic variables.

The weighted average incremental interest rate used to discount the future lease payments when calculating the outstanding lease liability at the time of the standard’s first-time implementation is 20%.

Calculation of the value of the conversion component and options of the convertible loan

The Company has received a convertible loan from several shareholders, and the loan agreement includes warrants that would be granted to the lenders under certain conditions. Due to the complexity of the terms of the loan agreement, which includes an embedded conversion component and a right to receive warrants upon certain conditions, the attribution of the consideration received between the components of the agreement upon initial recognition requires judgement and the use of various option pricing models. (See Note 15).

Shareholder transactions

The Company received a short-term loan from one of its shareholders at non-market terms. The Company accounts for these transactions as transactions that include a contribution to equity, while recognizing them according to fair value in accordance with IFRS 9. The contribution amount, which reflects the difference between the aforementioned fair value and the terms of the transaction, is credited to equity, net of the tax effect. In order to determine the contribution to equity, the Company must assess the market terms as of the day of the transaction, including the price of the guarantee under market terms, as if it had been provided by an unrelated third party.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition, using an acceptable option pricing model. The model is based on data as to the share price and the exercise price, in addition to assumptions regarding the expected volatility, expected life expected dividend, and the risk-free interest rate.

B.      Estimates and assumptions

When preparing the financial statements, the management must use estimates and assumptions that affect the implementation of the accounting policy and the reported total assets, liabilities, revenues, and expenses. In formulating the accounting estimates, management relies on past experience, various facts, external factors, and reasonable assumptions, depending on the circumstances. Changes in accounting estimates are recognized in the period in which the estimate is changed.

Annex G-13

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS USED IN PREPARING THE FINANCIAL STATEMENTS (cont.)

Below are the primary assumptions made in the financial statements in connection with uncertainties as of the reporting date and critical estimates calculated by the Company, for which a substantial change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following year:

Grants from the Israel Innovation Authority

Government grants from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if economic benefits that would generate sales, such that the State would be entitled to royalties, are expected as a result of the research and development activities. There is uncertainty regarding the estimated future cash flows that were used to determine the total liability.

Determining the Fair Value of a Non-Marketable Financial Instrument — Convertible Loan

The fair value of a non-marketable financial instrument classified within Level 3 of the fair value hierarchy is determined based on valuation techniques. Fair value is generally estimated based on the assessment of future cash flows discounted at current discount rates for items with similar terms and risk characteristics.

Changes in the estimates of future cash flows and discount rates, taking into account risk assessments such as liquidity risk, credit risk, and volatility, which constitute unobservable data, may affect the fair value of the financial instrument.

NOTE 4: — CASH AND CASH EQUIVALENTS

	December 31
	2024	2023
	USD in thousands
Cash for immediate withdrawal	650	1,146
	650	1,146

Note 5: — Accounts receivable

	December 31
	2024	2023
	USD in thousands
Government authorities	69	35
Income receivable from the IIA and the BIRD Foundation	—	401
Prepaid expenses	61	15
	130	451

Note 6: — Leases

The Company has lease agreements that include leases on buildings, equipment, and vehicles that are used for the Company’s current operations. The lease agreements for the building, equipment, and vehicles have expired, and as of December 31, 2024, there is no asset or liability balance in respect thereof.

Annex G-14

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases (cont.)

In 2024, a new lease agreement was signed for a building for one year only, and the Company’s management estimates that it will not exercise the extension option, and accordingly the asset and the liability in respect thereof has not been recognized.

1.      Details regarding lease transactions

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Interest expense on lease liabilities	19	90	68
Total cash outflow for leases	361	448	521

2.      Disclosures regarding right-of-use assets

2024

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2024	1,860	133	122	2,115

Additions during the year:
New leases	—	—	—	—
Adjustments for indexation
Revaluation recognized in OCI	(10)	(1)	(1)	(12)
Balance as of December 31, 2024	1,850	132	121	2,103

Accumulated depreciation
Balance as of January 1, 2024	1,569	116	118	1,803

Additions during the year:
Adjustments for indexation	—	—	—	—
Depreciation and amortization	285	16	4	305
Revaluation recognized in OCI	(4)	—	(1)	(5)
Balance as of December 31, 2024	1,850	132	121	2,103
Depreciated cost balance as of December 31, 2024	—	—	—	—

2023

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2023	1,926	137	125	2,188

Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Revaluation recognized in OCI	(58)	(4)	(3)	(65)
Balance as of December 31, 2023	1,860	133	122	2,115

Accumulated depreciation
Balance as of January 1, 2023	1,211	84	30	1,325

Annex G-15

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases (cont.)

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Depreciation and amortization	395	34	87	516
Revaluation recognized in OCI	(29)	(2)	1	(30)
Balance as of December 31, 2023	1,569	116	118	1,803
Depreciated cost balance as of December 31, 2023	291	17	4	312

Analysis of the lease liabilities’ repayment dates — see Note 13B.

Note 7: — Property and equipment

2024

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2024	971	77	291	133	1,472
Changes during the year:
Purchases	4	—	—	2	6
Revaluation recognized in OCI	(5)		(2)	(1)	(8)
Balance as of December 31, 2024	970	77	289	134	1,470

Accumulated depreciation
Balance as of January 1, 2024	815	68	249	112	1,244
Changes during the year:
Depreciation	73	3	11	21	108
Revaluation recognized in OCI	(4)	—	(1)	—	(5)
Balance as of December 31, 2024	884	71	259	133	1,347
Amortized balance as of December 31, 2024	86	6	30	1	123

2023

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2023	1,767	84	311	138	2,300
Changes during the year:
Disposals	(737)	(5)	(11)	(1)	(754)
Purchases	6	—	—	—	6
Revaluation recognized in OCI	(65)	(2)	(9)	(4)	(80)
Balance as of December 31, 2023	971	77	291	133	1,472

Annex G-16

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 7: — Property and equipment (cont.)

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Accumulated depreciation
Balance as of January 1, 2023	1,446	71	256	111	1,884
Changes during the year:
Disposals	(667)	(5)	(10)	(1)	(683)
Depreciation	89	4	10	5	108
Revaluation recognized in OCI	(53)	(2)	(7)	(3)	(65)
Balance as of December 31, 2023	815	68	249	112	1,244
Amortized cost balance as of December 31, 2023	156	9	42	21	228

Note 8: — Fair value measurement

The balances of cash and cash equivalents, accounts receivables, restricted cash, short-term bank credit, trade payables, accounts payable, and interested-party loans in the financial statements are equal to or approximately their fair value.

The tables below present the fair value measurement hierarchy for the Company’s liabilities and others as of December 31, 2024 and December 31, 2023.

As of December 31, 2024:

Fair value hierarchy Level 3
USD in thousands
Liabilities measured at fair value (Notes 9 and 15):
Interest-bearing loans, including a convertible loan (see Note 15)	6,573

As of December 31, 2023:

Fair value hierarchy Level 3
USD in thousands
Liabilities measured at fair value (Notes 9 and 15):
Interest-bearing loans including convertible loan (See Note 15)	1,232

Annex G-17

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9: — LIABILITIES AND LOANS FROM INTERESTED PARTIES AND OTHERS

A.     Composition

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2024
Short-term loan from banks	293	—	293
Convertible loan from shareholders (Note 15)	1,512	—	1,512
Embedded derivative and conversion component of a convertible loan (see Note 15)	5,061	—	5,061
Short-term credit from shareholders	860	—	860
Total	7,726	—	7,726
	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2023
Short-term bank loan	301	—	301
Lease liabilities	—	361	361
Convertible shareholder loan (Note 15)	230	—	230
A conversion component and an embedded derivative of a convertible loan (Note 15)	1,002	—	1,002
Short-term credit from shareholder	852	—	852
Total	2,385	361	2,746

A.     In respect of a loan agreement with a bank, in the amount of USD $330 thousand (NIS 1,200 thousand) (hereinafter, the “Bank Loan”), Professor Michel Revel (hereinafter, “Prof. Revel”) has provided a guarantee without the Company paying anything in consideration (hereinafter, the “Benefit”). The Bank Loan terms are as follows:

1.      The Bank Loan will bear annual interest at the rate of prime + 1.75, as determined in commercial negotiation between the Company and the bank.

2.      The Company will pay monthly interest payments on the Bank Loan.

When the Bank Loan was first recognized, the Company measured the fair value of the benefit it had received from Prof. Revel in his capacity as an interested party in the Company and credited it to the interested party transaction capital reserve, less the tax effect. The discount rate was determined according to the CAPM (capital asset pricing model) and the WACC (weighted average cost of capital) as of the reporting date, and was determined by the Company at a rate of approximately 21%, based on the following assumptions:

Rate of return	21%
Variance	1.02
Risk-free interest	4.1%

Since December 31, 2020, the loan has been renewed annually for an additional year, such that as of December 31, 2024, the repayment date is December 31, 2025.

As of December 31, 2024, due to the change in interest rates in the economy, the interest rate on the Bank Loan is 7.75%.

The Bank Loan is presented at fair value as of December 31, 2024, in the amount of USD $293 thousand.

Annex G-18

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9: — LIABILITIES AND LOANS FROM INTERESTED PARTIES AND OTHERS (cont.)

Due to updates to the aforementioned loan terms, in 2024, 2023, and 2022, the Company credited a benefit to the interested party transactions capital reserve, totaling USD $28, $53, and47$ thousand net, respectively.

B.      Below is a breakdown of the loans from an interested party as of December 31, 2024:

Loan receipt date	Name of the lender	Repayment date according to the original loan agreement terms	Loan amount	Loan terms	Loan amount converted into share capital	Number of shares (p.v. NIS 0.1) issued for the conversion of the loan	Date of conversion to equity	Outstanding loan balances as of the reporting date (nominal)	Outstanding loan balances as of the reporting date (fair value)	Comments
			USD in thousands		USD in thousands			USD in thousands
29/12/2020	Prof. Michel Revel	30/06/2021	1,557	(1)	962	720,447	29/12/2021	595	485	See Note 13C
10/03/2021	Prof. Michel Revel	30/06/2021	460	(1)	—	—	—	460	375	See Note 13C
								1,055	860

____________

Loan terms

(1)      The loans do not bear interest, and they will be repaid in a lump-sum installments according to the earliest of (a) the date specified as the repayment date according to the terms of the original agreement; or (b) the date the Company completes a public offering of shares in which Prof. Revel will participate, provided that the portion of the loan that will be repaid does not exceed Prof. Revel’s total investment in the public offering in any case. The Company has the right to an early repayment of the loan or part thereof without an early repayment penalty. Due to the aforementioned update to the loan terms, in the years 2024 and 2023, the Company credited a benefit to the interested party transactions capital reserve, equal to USD $118 and $129 thousand, net.

NOTE 10: — TRADE PAYABLES

	December 31
	2024	2023
	USD in thousands
Open accounts	206	133
Accrued expenses	146	399
Merger Expenses Payable in Connection with the Merger Transaction with NLS	216	—
	568	532

Note 11: — Accounts payable

	December 31
	2024	2023
	USD in thousands
Deferred Grants see Note 17F	42	—
NLS Current account**	400	—
Employees and payroll accruals*	163	226
	605	226

____________

*        Includes a bonus in the amount of USD $82 thousand in respect of a liability to related parties (see Note 22).

**      A total of NIS 1,496 thousand (USD $400 thousand) was received on November 20, 2024 from the Swiss biopharmaceutical company NLS Pharmaceutics Ltd (“NLS”). This amount represents a current account between the Company and NLS intended for the settlement of future shared costs related to the merger transaction. The unused balance of the current account will be settled upon completion of the merger.

Annex G-19

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 12: — CONTINGENT liabilities to the Innovation Authority in respect of royalties

A.     The Company received grants from the government of Israel for participation in research and development, and in exchange, it committed to pay royalties at a rate of 3% from sales of the research and development outcomes that were funded up to the total grants received, dollar-linked and plus interest at the LIBOR interest (see Note 2C).

B.      On March 2, 2022, the Company received the approval of the IIA to receive a support grant for a total budget of USD $3 million (NIS 10 million) (hereinafter, the “Budget”), for the purpose of a plan to continue the development of cellular therapy to treat ALS. The IIA’s participation will be at a rate of 40% of the total Budget.

As of the date of the financial statements, the Company received USD $1,030 thousands from this amount.

The total grants received from the National Authority for Technological Innovation by December 31, 2024, for which the Company is contingently liable to pay future royalties, was USD $14,209 thousand.

As of the date of the financial statements, the Company does not recognize a liability to the IIA, as it does not anticipate having revenues in the foreseeable future.

Note 13: — Financial Instruments

A.     Financial assets

Below is a classification of the financial assets and financial liabilities in the financial statements for the financial instrument categories in accordance with IFRS 9:

	December 31
	2024	2023
	USD in thousands
Financial assets at amortized cost:
Accounts receivable	130	451

B.      Financial liabilities, interest-bearing loans and credits

	December 31
	2024	2023
	USD in thousands
Financial Liability
Liability for a financial lease – effective interest for the benefit of the calculation 20%
Current maturities	—	361

Annex G-20

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

	The effective interest rate/ Revaluation(1)	Repayment date	December 31
			2024	2023
			USD in thousands
Interest-bearing loans and current borrowings from an interested party:
A bank loan, USD $330 thousand (see Note 9b), the interest rate as of the date of the report is 7.75%	21%	31/12/25	293	301
Loans from related parties (see Note 9b)	20%	See Note 9b	860	852
Convertible loan	370%	See Note 15	1,512	230
Liability in respect of conversion component and options		See Note 15	5,061	1,002
Total financial liabilities			7,726	2,385

____________

(1)    The imputed interest is based on an external valuation.

Liabilities for a transaction with an interested party is measured according to fair value at the time of the transaction. Since it is a transaction in the capacity of a shareholder, the Company credits the difference between the fair value and the proceeds from the transaction after deducting the tax to equity in the interested party capital reserve item. The Company assessed the market conditions on the day of the transaction for each transaction and in different periods at a rate of about 21 percent.

In each reporting period, the Company recognizes financing expenses due to the revaluation of the loan as of the reporting date.

As of the date of the report, the Company recognized financing expenses due to the revaluation of loans from an interested party and a loan from a banking corporation amounting to approximately USD $5,044 thousand in 2024 and approximately USD $153 thousand in 2023.

C.     Management’s goals and policies regarding financial risk management

The Company’s main financial liabilities consist of loans. These financial liabilities are mainly intended to finance the Company’s operations and provide guarantees that support its operations. The Company’s main assets are comprised of receivables and cash derives directly from its operations.

The Company is exposed to market risk, interest rate risk, foreign currency risk, and liquidity risk. The Company’s senior management oversees the management of these risks.

1.      Market risk

Market risk is the risk that the fair value or future cash flows from a financial instrument will change because of changes in market prices. Market risks include three types of risk: interest rate risk, currency risk, and other price risks, such as stock price risk and commodity price risk. Financial instruments that are affected by the market risk include, among others, loans and borrowings and deposits.

2.      Interest risk

The interest risk is the risk that future fair value or cash flows from a financial instrument will change because of changes in the market interest rate.

Annex G-21

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

3.      Foreign currency risk

The Company is exposed to an exchange rate risk arising from exposure to various currencies, mainly the US dollar and the euro. The exchange rate risk arises from recognized liabilities that are denominated in a foreign currency that is not the functional currency.

4.      Foreign currency sensitivity analysis:

The table below demonstrates the sensitivity test to a reasonably possible change in dollar exchange rates, while all other variables remain unchanged. The impact on the Company’s pre-tax loss is due to the changes in the fair value of assets and liabilities.

	December 31
	2024	2023
	USD in thousands
Sensitivity test to changes in the dollar exchange rate

Profit (loss) from the change, before tax:
A 5% exchange rate increase	(325)	13
A 5% exchange rate decrease	325	(13)

5.      Liquidity risks

The Company monitors the risk to a shortage of funds using a liquidity planning tool. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2024

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	568	—	—	—	—	—	568
Loans from an interested party	860	—	—	—	—	—	860
Bank loans	329	—	—	—	—	—	329
Accounts payable	605	—	—	—	—	—	605
Convertible loan	1,512	—	—	—	—		1,512
	3,874	—	—	—	—	—	3,874

December 31, 2023

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	532	—	—	—	—	—	532
Lease liabilities	361	—	—	—	—	—	361
Loans from an interested party	873	—	—	—	—	—	873
Bank loans	356		—	—	—	—	356
Accounts payable	226	—	—	—	—	—	226
Convertible loan	1,409	—	—	—	—		1,409
	3,757	—	—	—	—	—	3,757

Annex G-22

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

D.     Changes in liabilities arising from financing activities

	Loans from interested parties	Bank loans	Lease liabilities	Total liabilities arising from financing activities
	USD in thousands
Balance as of January 1, 2022	1,018	339	555	1,912
Effect of changes in fair value	111	53	—	164
Repayment of lease liability	—	—	(474)	(474)
Recognition of lease liability	—	—	842	842
Changes against capital reserves	(119)	(61)	—	(180)
Revaluation recognized in OCI	(118)	(39)	(81)	(238)
Balance as of December 31, 2022	892	292	842	2,026
Effect of changes in fair value	114	70	—	184
Repayment of lease liability	—	—	(448)	(448)
Recognition of liability for convertible loan	201	—	—	201
Recognition of the liability due to the conversion component and options	1,021	—	—	1,021
Changes against capital reserves	(129)	(53)	—	(182)
Revaluation recognized in OCI	(6)	(8)	(33)	(47)
Balance as of December 31, 2023	2,093	301	361	2,755
Effect of changes in fair value	4,936	19	—	4,955
Repayment of lease liability	—	—	(354)	(354)
Recognition of the liability for convertible loan	82	—	—	82
Recognition of the liability due to the conversion component and options	368	—	—	368
Changes against capital reserves	(118)	(25)	—	(143)
Revaluation recognized in OCI	72	(2)	(7)	63
Balance as of December 31, 2024	7,433	293	—	7,726

e.      Management of the Company’s capital

The Company’s goals in managing its equity are to preserve the Company’s ability to ensure business continuity, and thus generate a return for the shareholders, investors, and other interested parties.

The Group pledged a portion of its short-term deposits. As of December 31, 2023, the fair value of the pledged deposits amounted to USD $170 thousand. In October 2024, the deposit was released, and as of December 31, 2024, its balance is zero.

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits include short-term benefits, post-employment benefits, other long-term benefits, and termination benefits.

Post-employment benefits

The applicable labor laws and the Severance Pay Law in Israel require the Company to pay severance to employees upon their dismissal or retirement, or to make regular contributions into defined contribution plans according to Section 14 of the Severance Pay Law, as described below. The Company’s liability accounted for is a post-employment benefit.
Annex G-23

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

The calculation of the Company’s liability with respect to employee benefits is determined according to the effective employment agreement and the employee’s salary and employment terms, which establish the right to receive compensation.

The post-employment employee benefits are generally funded by contributions that are classified as a defined benefit plan or a defined contribution plan, as detailed below.

1.      Defined contribution plans

Section 14 of the Severance Pay Law (1963) applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Expenses for defined contribution plans	48	91	142

2.      Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

A)     Changes in the defined benefit liability and the fair value of the plan’s assets

2024

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2024	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2024
	USD in thousands
Defined benefit liabilities	(455)	(9)	(24)	(33)	330	—	(61)	(61)	—	(219)
Fair value of the plan’s assets	450	—	24	24	(330)	—	54	54	21	219
Net liability (asset) for a defined benefit	(5)	(9)	(0)	(9)	—	—	(7)	(7)	21	—

Annex G-24

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

2023

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2023	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2023
	USD in thousands
Defined benefit liabilities	(594)	(25)	(32)	(57)	208	5	(17)	(12)	—	(455)
Fair value of the plan’s assets	575	—	31	31	(192)	—	2	2	34	450
Net liability (asset) for a defined benefit	(19)	(25)	(1)	(26)	16	5	(15)	(10)	34	(5)

B)     The main assumptions in respect of a defined benefit plan

	2024	2023
	%	%
Discount rate(A)	3.0	3.0
Expected salary increase rate	2.0	2.0

____________

(A)     The discount rate is based on high quality index-linked corporate bonds.

Below are the reasonably possible changes as of the end of the reporting period, for each actuarial assumption, assuming that the other actuarial assumptions are constant:

The change in the defined benefit liability
USD in thousands
As of December 31, 2024:

Sensitivity test to a change in the rate of the expected salary increase

The change as a result of:

Salary increase of 1%	15
Salary decrease of 1%	(13)

Sensitivity test to a change in the discount rate of the plan’s assets and liabilities

The change as a result of:

Increase of 1% in discount rate	(13)
Decrease of 1% in discount rate	15

Annex G-25

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS

A.     On October 16, 2023, the Company entered into an agreement with the Alpha Capital Anstalt Fund (hereinafter, the “Alpha Fund”) and Mr. Julian Ruggieri (hereinafter, “Mr. Ruggieri”), one of the Company’s shareholders, to invest up to USD $1.7 million in the Company through a convertible loan (hereinafter, the “Loan Principal”) that may be converted into ordinary shares and non-marketable warrants, exercisable into the Company’s ordinary shares of NIS 0.1 par value. The loan agreement was approved at the shareholders’ meeting on December 3, 2023.

Below are the terms of the loan:

1.      A total of USD $1.25 million (Alpha Fund — USD $1 million; Mr. Ruggieri — USD $250 thousand) (hereinafter, the “Initial Loan Amount”) will be disbursed by the investors up to 7 days after the fulfillment of all the conditions (as defined below) (hereinafter, the “First Completion Date”).

2.      The Company will have the right to require the investors to provide the Company with an additional amount in excess of the Initial Loan Amount of USD $450 thousand (Alpha Fund — USD $200 thousand; Mr. Ruggieri — USD $250 thousand) (hereinafter, the “Second Loan Amount”) in the 12-month period starting on the First Completion Date.

The loan principal will bear interest at an annual rate of 10% (non-linked) (hereinafter, the “Interest” and with the loan principal, the “Loan”). The Loan repayment date will be after 15 months from the First Completion Date, and despite the above, the Company may extend the Loan repayment date by an additional period of 6 months (hereinafter, the “Extension Period” and the “Repayment Date,” respectively). The Company will not be allowed to pay off the Loan before the Repayment Date. As of the reporting date, the Loan has not yet been converted, as it is subject to the merger transaction with NLS.

On the due date, the investors will be entitled, at their sole discretion, to repayment of the Loan in one of the following two methods: (a) paying off the Loan in cash, or (b) paying off the Loan by way of conversion into ordinary shares of the Company, (hereinafter, “Shares”); in the event that on the due date, the Company will not have the means to repay the Loan, the investors may, at their sole discretion, convert the Loan, as described above, or remain indebted until a later date when the Company can repay the Loan. It is clarified that the investors have the right to convert the Loan into Shares at any time starting from the date of deposit of the Initial Loan Amount, at their sole discretion.

3.      To the extent that the investors choose to convert the Loan into Shares, the Loan will be converted into Shares at the price that is the lower of (a) a Company value of USD $7 million (NIS 28 million) (before the investment money), based on issued and paid-up capital on the conversion date, or (b) a price that reflects a 10% discount on the average price of the Company’s Shares in the 30 trading days preceding the date of the conversion notice, subject to additional conversion price adjustments to protect against dilution (as detailed below). To clarify, the conversion price for each Share will not be less than the minimum price per Share according to the Tel Aviv Stock Exchange rules and regulations (hereinafter, the “Stock Exchange”). As applicable from time to time (hereinafter, the “conversion shares” and the “conversion price,” respectively), as the Company makes capital changes (such as a capital split or consolidation), the conversion shares and the conversion price will be adjusted accordingly in order to safeguard the investors’ rights. To clarify, investors will not be allocated securities for this transaction in any case: (a) at a rate exceeding 74.99% of the Company’s issued and paid-up capital after full dilution; or (b) at an amount that would require a tender to acquire all outstanding shares, as this term is defined in the Company’s law. Any part of the loan that is not converted into equity will remain as the Company’s debt to the investors.

Annex G-26

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

4.      To the extent that the investors choose to convert the Loan into Shares, and subject to obtaining the Stock Exchange’s approval (as required), the Company will also issue non-marketable warrants to the investors that can be exercised for Shares, which will reflect a rate equal to 125% of the total conversion shares that will be received as a result of the loan’s conversion (hereinafter, the “Warrants,” and with the conversion shares, the “Offered Securities”). The exercise price of the Warrants will be equal to a rate of 110% of the conversion share price, and the Warrants’ exercise period will be 42 months from the date of their issuance. To the extent that the Company extends the payment date by the Extension Period, the Company will issue warrants to the investors, which will reflect an amount of 50% of the shares that resulted from and/or that the investors would be entitled to if they chose to convert the loan amount payable at the time of the notice of the Extension Period, under the same conditions as the Warrants (hereinafter, the “Additional Warrants”). Notwithstanding the above regarding the issuance of the Additional Warrants, if the Company’s securities are listed on the Nasdaq Capital Market on or before the due date, or if the Company has a pending application for listing on the Nasdaq Capital Market, the investors will not be entitled to the Additional Warrants.

5.      Until the full repayment date of the Loan, the investors will be entitled to an anti-dilution mechanism when the Loan is converted, to the extent that it is converted, upon the occurrence of a dilutive event (as defined in the convertible loan agreement), and: (a) if the price per share (or the effective price per unit, as the case may be) in the dilutive event (hereinafter, the “Effective Price”) reflects a discount of less than 10% of the last conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, and the total Shares that had been issued up to that time under all the dilutive events would be lower than 20% of the Company’s issued and paid-up capital after the issuance of the Shares in the last dilutive event, the protection mechanism will be based on a weighted average of the Company’s share capital before and after the dilutive event, as stipulated in the agreement; or (b) if the Effective Price of the security to be issued in the event of a dilutive event reflects a discount of more than 10% of the relevant conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, or if the total of the Shares that had been issued up to that time under all the dilutive events would be 20% or more than the Company’s issued capital after the issuance of the Shares in the last dilutive event — the protection mechanism will be on a “full ratchet” basis, that is, the conversion price will be adjusted to the Effective Price of the security.

6.      Investors will have the right to demand the repayment of the Loan immediately in certain situations, the main of which include: (a) the submission of an application by or against the Company for insolvency, liquidation, settlement, [or other similar event] that is not dismissed or stricken out within 90 days; (b) the appointment of a receiver, liquidator, trustee, special manager, [or other similar person] without their release after a period of more than 30 days; (c) the termination or suspension of all or substantially all of the Company’s business activities at that time, for a period that exceeds 30 days; (d) a material violation of a condition, representation, or warranty made by the Company as part of the convertible loan agreement that is not rectified for up to 30 days from the date of receipt of a written notice of the said violation; (e) non-payment of the Loan on the due date in accordance with the convertible loan agreement (hereinafter, “Causes for Immediate Repayment”). Insofar as a Cause for Immediate Repayment has occurred and the Company does not make the Loan repayment within three business days from the date of receipt of said demand, the investors will be entitled to demand the repayment of the Loan through conversion according to the lower of (a) a Company valuation of USD $7 million (pre-money) on the basis of issued and paid-up capital; or (b) a 20% discount on the average price of the Company’s Shares in the 30 trading days preceding the date of the conversion notice (hereinafter, the “Conversion of the Loan upon an Immediate Repayment Cause”).

Annex G-27

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

7.      The completion of the convertible loan agreement depends on the fulfillment of the conditions precedent, the main ones of which are detailed below:

A.     Obtaining the Stock Exchange’s approval for the issuance of all the Offered Securities;

B.      Obtaining the approval of the general meeting of the Company’s shareholders;

C.     Amending the Company’s Articles of Association in such a way that the maximum number of directors that serve on the Company’s Board of Directors will be reduced to only 6 directors and receiving letters of resignation from 2 directors;

D.     The Stock Exchange’s approval.

On December 13, 2023, all the conditions precedent for the completion of the investment transaction in the convertible loan with the Company’s shareholders were met.

Until December 21, 2023, the investors transferred a total of USD $1,250 thousand (NIS 4,540 thousand), gross, and the issuance expenses totaled USD $55 thousand.

By April 4, 2024 (the “completion date”), the investors transferred an additional amount of approximately USD $450 thousand (approximately NIS 1,692 thousand).

In accordance with the embedded derivative measurement guidance, as set forth in IFRS 9, the embedded derivative must be separated from the primary contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the primary contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the primary contract, as noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

The issuance expenses totaled USD $55 thousand, of which USD $45 thousand are attributed to profit and loss, and USD $9 thousand were deducted from the amount received in respect of the primary contract.

As part of the valuation project that was carried out at the time of completion, the total net consideration received by the Company, USD $1,699 thousand, was first allocated to the conversion component and a financial derivative in respect of the conversion mechanism, which constitutes a financial liability that was measured initially and in subsequent reporting periods at fair value through profit or a loss, in accordance with the provisions of IFRS 9, “— Financial Instruments.” The remaining amount was attributed to the debt component, which will be presented at amortized cost and at a discount rate of 370%.

In accordance with the above, the breakdown of the components of the convertible loan agreement as of the completion date is as follows:

Fair value
USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	293
Consideration attributed to the conversion component and the financial derivative	1,406
Total consideration less the issuance expenses	1,699

Annex G-28

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

The fair value estimate of the financial derivative component as of the completion date, as of December 31, 2023, and December 31, 2024 was calculated as part of a valuation that was carried out using the Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned models are:

	December 31 2023	Completion date	December 31 2024
Share price	59.3	60.4	12.82
Volatility – conversion component of loan	55%	55%	106%
Volatility – warrants	73%	73%	78%
Risk-free interest – conversion component	3.8%	3.85	4.2%
Risk-free interest – warrants	3.6%	3.6%	4.2%
Life expectancy (years)	1.17	1.25	0.17

Below is the movement in the conversion and financial derivative component:

	Year ended on December 31, 2024	Year ended on December 31 2023
	USD in thousands	USD in thousands
Balance as of January 1	1,002	—
Initial recognition	368	943
Financing expenses (income) in respect of the revaluation of a financial derivative and the conversion component	3,639	(35)
Revaluation recognized in OCI	52	94
Balance as of December 31	5,061	1,002

The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

Note 16: — Taxes on income

A.     The tax rates applicable to the Company

The Israeli corporate income tax was 23% in 2024, 2023, and 2022.

A Company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

B.      Deferred taxes

The Company has business losses and capital losses for tax purposes that are carried forward to the following years and amount to USD $62 million (NIS 226 million ) as of December 31, 2024. Deferred tax assets were recognized in the financial statements in respect of these losses (up to the total liability for deferred taxes) at USD $860 thousand and USD $836 thousand for the years ended December 31, 2024 and December 31, 2023, respectively.

C.     Final tax assessments

Final tax assessments were issued for the Company, up to and including the 2020 tax year.

Annex G-29

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16: — TAXES ON INCOME (cont.)

D.     Deferred taxes

Composition:

	Statements of Financial Position		Statements of profit or loss			Movement in other comprehensive income statement
	December 31		For the year that ended on December 31			For the year that ended on December 31
	2024	2023	2024	2023	2022	2024	2023	2022
	USD in thousands
Deferred tax liabilities
Loans from an interested party	(860)	(852)	—	—	—	(7)	(54)	(50)
Carryforward tax losses	860	852	7	54	50	—	—	—
Deferred tax revenues			7	54	50
Movement in other comprehensive income						(7)	(54)	(50)
Deferred tax assets (liabilities), net	—	—

E.      Income taxes included under profit or loss

	Year that ended on December 31
	2024	2023	2022
	USD in thousands
Deferred taxes, see also Section D above	7	54	50

Note 17: — Contingent liabilities and COMMITMENTS

A.     For information regarding the contingent liability to the IIA (see Note 12).

B.      On May 31, 2009, the Company signed a research agreement and a license agreement with a third party, according to which the third party would perform research for the Company for three years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, a third party granted the Company a license to use the technology it had developed in exchange for royalties equal to 5% of product sales and the provision of drug scanning services for a period of 15 years from the date the Company’s sales commence, as well as 20% of the proceeds from the sale of sub-licenses by the Company. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively.

In May 2013, the Company signed an amendment to the agreement. According to the amendment, the third party would perform research for the Company for another four years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, the Company would pay royalties equal to 5% of the Company’s revenues from product sales and the provision of drug scanning services, and 20% of the proceeds from the sale of sublicenses by the Company, as well as royalties at rates ranging from 2% to 7.5% for the sale of drug scanning products and additional receipts that the Company would receive from these products. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5%, 15%, and a rate ranging from 1.4% to 5.25%, respectively.

On January 19, 2016, the Company entered into an addendum to the agreement with the third party, under which the Company would receive a non-exclusive license to use stem cells for the production of a cell therapy for ALS. The license also included scientific research to be carried out in third-party research laboratories.

Annex G-30

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

On March 24, 2020, the Company entered into an addendum to the agreement with the third party under which all the Company’s contracts became a non-exclusive license to use stem cells to create a cell therapy. In return, the rate of all royalties was reduced to 4% (compared to 5%) of product sales for a period of 15 years from the start of sales, and the payment for sublicenses was reduced to 15% (compared to 20%), provided that it does not fall below 1.25% of the sales. Since the Company has an agreement to pay royalties to an additional third party, in this case the royalty rates would be reduced from 4% to 2% of the product sales, and the payment for the sub-licenses would be reduced to 10%. In addition, the Company would pay the aforementioned third party a payment for reaching milestones in the transplant product for the treatment of ALS according to the following rules:

A.     USD $150 thousand at the beginning of clinical phase IIb.

B.      USD $200 thousand at the beginning of clinical phase III.

C.     USD $2 million when obtaining a marketing license for a product to treat ALS in the US or Europe.

In addition, the Company paid an annual license maintenance fee of USD $50 thousand until 2019, which was reduced to USD $30 thousand per year from 2020 and until 15 years pass from the current agreement’s execution. The annual license maintenance fees will be offset from the royalty payments.

As of December 31, 2024, the Company does not have royalties liability.

C.     On August 31, 2009, the Company signed a license agreement with a third party, according to which the third party granted the Company a license to use the technology developed in exchange for the following payments:

—     An annual payment of USD $20 thousand, starting at the end of the fourth year from the date of signing the contract;

—     Milestone payments of up to USD $9,650 thousand;

—     Royalties at a rate of 3.5% – 5% of the sales (according to the terms set forth in the agreement) for a period of 20 years from the date the Company’s sales commence in each country or the date the patent expires in each country, whichever is later, as well as 20% of the proceeds from the sale of sublicenses by the Company. In case that the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively. In addition, if the license becomes a non-exclusive license, the above payments will be reduced by 50%.

As of December 31, 2024, the Company has not yet made any payments in respect of the milestones.

D.     On November 30, 2014, the Company signed a license agreement with an academic institution in the United Kingdom. As part of the agreement, the Company would be given a license for the commercial use of a Pluripotent stem cell line at a clinical level. It was agreed that the bulk of the payment to the academic institution would be made upon reaching future milestones and as royalties on future sales, as follows: 30,000 pounds sterling (USD $45,000) would be paid by the Company after receiving the Company’s confirmation that the cells are suitable for human use; a sum of 50,000 pounds sterling (USD $75,000) would be paid by the Company when the cells are used in clinical trials (that is, upon entering the phase clinical trials phase with an ALS indication). The Company stated that if the cells are not used in clinical trials, no payment would be made for them. The rate of royalties to be paid by the Company is 2% of the net revenue from the sale of a product to be developed.

As of December 31, 2024, the Company did not use the aforementioned cells.

E.     On January 26, 2015, the Company entered into a research and license agreement with Ramot at Tel Aviv University Ltd. (hereinafter, “Ramot”) and scientist Professor Shimon Efrat, for the development and commercialization of therapeutic products to accelerate the development of a cellular drug in the field of diabetes. The aforementioned research supports the Company’s technology for the differentiation of stem cells

Annex G-31

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

into insulin-secreting pancreatic cells for the treatment of diabetes. Ramot would grant the Company a license to use Ramot’s knowledge, which would be created as part of the joint research, and Prof. Efrat would provide consulting services to the Company and join the Company’s advisory board. The agreement term for each product and each country where a patent is registered will be the longer of the two option as detailed: 1. 15 years from the date of the first sale of the product or the patent expiration date in the relevant country.

2.      The patent expiration.

For the cooperation between the parties, the Company would pay Ramot royalties at a rate of 0.4% to 0.8% of product sales, depending on the product’s progress according to regulatory milestones and the degree of use of Ramot’s technology that would be created during the project, as stipulated in the agreement. In addition, royalties at the rate of 2.75% will be paid to the Company in return for granting a sublicense in the diabetes product, depending on reaching the milestone specified in the agreement, and royalties at a rate of 7% will be paid if the granted sublicense is for a product that incorporates Ramot’s technology. It was also agreed that the Company would grant Ramot up to 200,000 options, without consideration, which would be granted depending on reaching regulatory milestones, at rates as follows: 30% of the options would be granted after holding a meeting with a regulator, prior to submitting the Investigational New Drug (“IND”) application; 30% additional options would be granted after the submission of the IND application; and 40% additional options would be granted after receiving the IND approval. The grant of the aforementioned options is subject to Prof. Efrat continuing to advise the Company throughout various stages of the product’s regulatory approval. The Board of Directors has authorized the grant of the aforementioned options.

In addition, Prof. Efrat was added to the Company’s scientific advisory board, whereas the Company’s Board of Directors authorized a private placement of 20,000 non-marketable options to Prof. Efrat, exercisable for USD $5,340 (NIS 20,000 ) of Shares of the Company. The options will vest over a period of 4 years and can be exercised until January 22, 2025, at an exercise price per share of USD $1.80.

As of December 31, 2024, the Company has no royalties liability in respect of the agreement.

F.      On May 4, 2023, the Company and iTolerance, Inc. (hereinafter, “iTolerance”) signed a cooperation agreement for the implementation of the project (hereinafter, the “Cooperation Agreement”), and on May 8, 2023, the Company, iTolerance, and the BIRD foundation signed a funding project and cooperation agreement (hereinafter, the “BIRD agreement,” and with the Cooperation Agreement, the “Agreements”). The Agreements were signed in connection with obtaining the approval of the BIRD foundation, a binational Israeli and US R&D fund, whose purpose is to encourage and support industrial collaborations between Israeli and US companies (hereinafter, the “BIRD Foundation”) for the receipt of a grant totaling USD $1 million (hereinafter, the “Grant”), which would be divided between the parties in equal parts, to support the joint development of an innovative treatment in the field of diabetes by the Company and iTolerance, with a total budget of USD $2 million for a period of 30 months (hereinafter, the “Grant period”).

The total grants received in 2024 from the BIRD Foundation are USD $250 thousand.

As of December 31, 2024, the Company has an outstanding balance of USD $42 thousand in respect of deferred receivables from the BIRD Foundation.

G.     On February 14, 2024, the Company entered into a non-binding memorandum of understanding (hereinafter, the “MOU”) for a merger with IMC Corp (Nasdaq: “IMCC”), a company whose shares are traded in the United States on the Nasdaq Stock Market and in Canada on the Canadian Securities Exchange (CNSX) (hereinafter, the “IMC”). IMC is incorporated under the laws of Canada.

On May 27, 2024, negotiations between the parties to sign a final agreement were terminated, inter alia, in light of regulatory changes in IMC’s field of activity in the American market and in the German market, which are not related to the Company. In accordance with the separation agreement signed between the parties on that date, the loan that the Company provided to an IMC subsidiary within the framework of the aforementioned

Annex G-32

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

MOU, amounting to USD $300 thousand, will be repaid to the Company plus annual interest at a rate of 9% for the outstanding period, in 3 equal installments, the last of which was to be transferred to the Company no later than July 31, 2024 and to which the interest accrued during the period would be added. The balance of the loan was recorded in accounts receivable. As of June 30, 2024, the balance of the loan was USD $188 thousand and financing income was recorded in respect thereof amounting to USD $8 thousand. As of the date of these financial statements, the Company has collected all payments in accordance with the separation agreement, and as of December 31, 2024, there is no balance outstanding.

H.     Agreement with Pluri Inc.

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (Nasdaq: PLUR) (hereinafter, “Pluri”) for the clinical manufacturing (outsourced) of the Company’s products (hereinafter, the “Pluri Agreement”) at Pluri’s manufacturing facility in accordance with the Company’s strategic plan.

The signing of the Pluri Agreement to manufacture the Company’s products constitutes a milestone in the development of the ASTRORX® product, as part of the Company’s preparation for a multi-site Phase IIA clinical trial (Phase A2), as well as in the development of the ISLETRX product in support of the Pre-IND submission together with iTolerance, for continuing the development procedures of the innovative diabetes treatment within the framework of the aforementioned collaboration and as preparation for the submission of an IND application in the future. In accordance with the agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the benefit of Pluri’s production of the Company’s products, with the first phase lasting up to 12 months, in consideration of approximately USD $70,000 to be paid in cash or through issuance of Company securities, as to be agreed upon by the parties.

I.       On November 5, 2024, following approval by the Company’s Board of Directors, the Company entered into a definitive and binding merger agreement with the Swiss biopharmaceutical company NLS, whose shares are traded in the United States on the Nasdaq Stock Exchange under the symbol “NLSP”, which develops innovative treatments for rare and complex disorders of the central nervous system, and which was approved by the General Shareholders Meeting on January 30, 2025. Upon the closing of the transaction and subject to the cash balances of NLS and the Company, upon that date, the current shareholders of the Company will hold up to 85% of the issued and paid-up share capital of NLS following the merger (hereinafter, the “Merged Company”), and the shares of the Merged Company will be traded on Nasdaq. The closing of the merger transaction is subject to fulfillment of conditions precedent.

The agreement stipulates a number of conditions precedent related, among others, to actions that NLS is required to take prior to the closing of the merger transaction, including regarding the arrangement of the continued trading of its shares on Nasdaq and its compliance with the threshold conditions required for this, which are expected to be examined by Nasdaq as part of the submission of the application for trading of the Merged Company close to the date of closing. (See Note 23C.)

J.       On August 29, 2024, Dr. Kfir Molakandov was appointed as the Company’s VP of Research and Development.

Note 18: — EQUITY

A.     Composition of the share capital

	December 31
	2024		2023
	Authorized	Issued and paid up	Authorized	Issued and paid up
	Number of shares
Ordinary shares, p.v. NIS 0.1 per share (p.v. USD $0.03 per share)	150,000,000	4,193,689	150,000,000	4,193,689	*

____________

*        Adjusted retrospectively due to a reverse share split. See Notes 18I and 18K.

Annex G-33

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

B.      Movement in share capital

Issued and paid-up capital:

	Number of shares	USD par value in thousands
Balance as of January 1, 2023	36,406,747	1,081

Issuance of share capital	5,530,152	157

Balance as of December 31, 2023	41,936,899	1,238

Reverse Share Split	(37,743,210)	—

Balance as of December 31, 2024	4,193,689	1,238

C.     The rights attached to shares

Holders of ordinary shares have the right to participate and vote in the Company’s general meeting, the right to participate in the Company’s profits in the event of the Company’s liquidation, and the right to receive dividends, as declared.

D.     On February 19, 2020, the Company completed a material private placement, offering:

1.      645,706 non-marketable warrants (Series E1), each of which was exercisable for one Share for an exercise price of about NIS 3; the warrants would be exercisable until September 30, 2020 (hereinafter, the “Series E1 Warrant”).

The Series E1 Warrants’ value, USD $173 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price (USD)	1.00

On September 30, 2020, 638,708 Series E1 warrants totaling USD $170 thousand expired.

2.      645,706 non-marketable warrants, each of which was exercisable for one Share for an exercise price of USD $1.46; the warrants were exercisable until December 31, 2021 (hereinafter, the “Series E2 Warrant”).

The value of the Series E2 Warrants, USD $156 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price (USD)	1.02

The issuance of the Series E1 Warrants and Series E2 Warrants was approved by the Company’s Board of Directors on February 13, 2020. The issuance of the shares that would result from the exercise of the warrants was approved for listing by the TASE on March 12, 2020.

On August 31, 2021, 67,884 Series E2 Warrants were exercised for USD $99 thousand (the exercise price).

On December 31, 2021, 577,882 Series E2 Warrants, totaling USD $140 thousand, expired.

Annex G-34

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

E.      On April 25, 2021, after receiving the approval of the Company’s Board of Directors on April 21, 2021, the Company completed an issuance in the amount of USD $6.85 million by way of a private placement led by Clover Wolf, Clover Alpha (hereinafter, “Clover”) and Alpha Capital Anstalt — European investment fund, for USD $4.6 million and USD $2 million respectively, as well as a total of USD $0.22 million by 2 additional investors (hereinafter, the “Consideration”).

Below are the primary terms of the private placement:

7,861,752 Shares, as well as 7,861,752 non-marketable warrants for the purchase of up to 7,861,752 Shares, which were to be issued in three series; 3,930,876 Series A warrants; 1,965,438 Series B1 warrants; and 1,965,438 Series B2 warrants, under the conditions detailed below:

The warrants terms

Each warrant of Series A would be exercisable for one Share, starting from the date of issuance and until July 31, 2022, for an exercise price of NIS 3.5 (USD $1.08).

Each warrant of Series B1 would be exercisable for one Share, starting from the date of issuance and until April 3, 2023, for an exercise price of NIS 4.4 (USD $1.35)

Each warrant of Series B2 would be exercisable for one Share, starting from the occurrence of a vesting event until April 30, 2023, against a cash payment of an exercise price of NIS 4.4 (USD $1.35);

A “vesting event” was defined as the Company’s completion of a public financing process in an amount not less than NIS 10,000,000 (USD $3,113,000) (net of interested party investments in the Company, as applicable) during the period that began after the completion of this issuance and ends on October 30, 2021 (see Note 18F).

The warrants’ value, USD $2,389,000, was determined according to the Black-Scholes model based on the following assumptions:

Expected share price volatility (%)	74% – 75%
Risk-free interest rate (%)	0.1%
Share price (USD)	1.129 – 1.05

As of August 28, 2021, the receipt of the total Consideration according to the investment agreements was completed, at USD $6,859 thousand, and after deducting the issuance expenses, USD $346,000, the Company received a total of USD $6,513,000.

On April 30, 2023, 3,930,876 non-marketable equity-based Series B1 and B2 warrants expired.

F.      On October 21, 2021, the Company’s Board of Directors gave its approval, following approval of the audit committee, for a private investment in the Company in the aggregate amount of USD $2.94 million (NIS 9.45 million) by way of a private placement and the exercise of non-marketable warrants (Series A).

In accordance with the investment agreement, the 5 investors who had participated in the April 25, 2021 private placement led by Clover and Alpha Fund would exercise their Series A warrants early. In exchange for investors immediately exercising their Series A Warrants, in a total amount of USD $2.94, whose expiration date is July 31, 2022, and accordingly would inject an investment into the Company that totals USD $2.94 million, in return, such investors would be issued 2,158,783 Series C warrants, with an exercise price per warrant of USD $2 (NIS 7) until December 31, 2023.

Until December 31, 2021, 1,466,087 non-marketable Series A warrants were exercised, for which the Company received a total of USD $1,600 thousand. The fair value of the warrants, USD $604 thousand, was credited to share premium.

Annex G-35

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

On January 10, 2022, the investment mentioned above was completed as part of the warrant exchange transaction, and the Company received the consideration USD $1,340 thousand, and thus the receipt of the total consideration according to the investment agreements was completed, totaling USD $2,940,000 (USD $2,792,000, net).

G.     On October 21, 2021, the Company’s Board of Directors, following the audit committee’s approval, approved the Company’s entry into an investment agreement with each of Prof. Revel and Mr. Ruggieri, who are interested parties in the Company (hereinafter, the “Investment Agreements” and the “Interested Parties”). In the Investment Agreements, it was determined that in exchange for a total of USD $2.1 million (Prof. Revel — USD $1.1 million; Mr. Ruggieri — USD $1 million), the Company would issue to them, in accordance with their investment ratio, 1,550,478 Shares, so that Prof. Revel would be issued 804,383 Shares, and Mr. Ruggieri would be issued 746,095 Shares, and that in exchange for USD $1.5 million, the Company will repay loans that had been received from an interested party before, whose repayment date has passed. Prof. Revel would be repaid USD $1.1 million by the Company, Mr. Ruggieri would be repaid USD $0.4 million, and the remaining amount, USD $0.6 million, was received in cash from Mr. Ruggieri.

On December 7, 2021, the general meeting of shareholders authorized the Investment Agreements. On December 23, 2021, the full consideration was received and the transaction was completed.

H.     On November 23, 2021, the Board of Directors approved a private placement agreement (the “Placement”) in the amount of USD $3.2 million (the “Investment Amount”) with Ilex Medical Ltd (hereinafter, the “Investor”). The agreement with the Investor was signed on November 24, 2021.

As part of the Placement, the Investor would be issued 2,345,216 ordinary shares. In addition, the Investor would be issued 1,407,130 non-marketable warrants eligible for conversion into 1,407,130 marketable shares without consideration. The offered warrants would be issued in two series. The warrants’ exercise prices would be USD $2.3 and USD $2.7. The warrants would be exercisable from the date of their issuance until December 31, 2023 and December 31, 2024, respectively. The full consideration was received on December 28, 2021, and the Company issued shares and warrants in accordance with the Placement Agreement. As of December 31, warrants totaling 70,356 had expired.

I.       On December 12, 2022, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 shares, no par value, and the capital increase, respectively, so that after the capital increase, the authorized share capital of the Company was USD $2.9 million, divided into 100,000,000 ordinary shares.

On December 12, 2022, the Company published a shelf offering by way of rights. Under the shelf offering, shares were offered by way of rights to the Company’s shareholders, in such a way that each shareholder who held 100 Shares would be entitled to purchase 1 rights unit. 1 rights unit consisted of 32 Shares, and the total price of each rights unit was USD $10. The total number of rights units offered was up to 14,623,392 rights units.

Until December 31, 2022, the Company received notices for 47,574 rights (in exchange for which 1,522,335 shares were issued as of the reporting date) for a total of USD $475 thousand.

By the end of the financing round on January 9, 2023, the Company received notices for 390,220 rights to purchase 7,507,052 Shares of the Company. The gross immediate consideration received by the Company for the rights issued according to the shelf offering totaled USD $2,204 thousand (the issuance expenses totaled USD $52 thousand).

On January 1, 2023, 2,175,800 Series 6 warrants expired.

J.       During the year 2023, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 Shares, and the capital increase, respectively, so that the authorized share capital of the Company after the capital increase would be USD $4.4 million, divided into 150,000,000 ordinary shares.

K.     On March 31, 2024, the Company executed a reverse share split at a ratio of 1:10, whereby every ten Shares were consolidated into one ordinary share of NIS 1 par value. The reverse split was also applied to all outstanding convertible securities as of the date of the split.

Annex G-36

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT

A.     Expense that was recognized in the financial statements

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Total expense arising from share-based payment transactions	208	149	235

B.      Share-based payment plan

On March 28, 2022, the Company’s Board of Directors adopted a new global options plan as part of the decision to evaluate the listing of the Company’s shares on the Nasdaq Capital Market. The new plan is intended for the Company’s employees, consultants, service providers, and officers (including directors) (hereinafter, the “New Plan”). The New Plan allows non-marketable options (hereinafter, the “Options”) that can be exercised for the Company’s shares to be granted at different exercise prices, as well as restricted share units. The New Plan entered into force on the day of its adoption by the Board of Directors, subject to the required submission to the tax authorities, in accordance with the law. The New Plan will expire at the end of 10 years from the aforementioned date.

C.     On March 10, 2021, the general meeting of the shareholders approved the grant of Options to the Company’s former Chief Executive Officer (the “CEO”) as part of his employment agreement, as well as to the current chairman of the Company’s Board of Directors as part of the engagement agreement, according to which 500,000 Options were granted to the Company’s CEO, each of which is exercisable into one Share. The exercise price of the Options will be as follows: 300,000 options at an exercise price of USD $0.7 (NIS 2.3), 150,000 options at an exercise price of USD $1 (NIS 3), and 50,000 options at an exercise price of USD $1.7 (NIS 5). The vesting period of the Options is three years, wherein one-third of the Options are to mature after 1 year and the remaining Options are to mature linearly over eight quarters. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options will be exercisable for a period of 5 years from their grant date.

The CEO’s Options’ value of USD $62 thousand was determined according to the Black-Scholes model based on the following assumptions:

100,000 options were granted to the chairman of the Board of Directors, each of which is exercisable into one Share for an exercise price of USD $0.81 (NIS 2.68). The vesting period of the Options is one year from their grant date. The Options will be exercisable for a period of five years from their grant date. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The chairman of the Board of Directors’ Options’ value of USD $30 thousand was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	72%
Risk-free interest rate (%)	0.3%
Share price (USD)	1.1

D.     On June 12, 2022, the shareholders’ meeting approved the grant of non-marketable options that can be exercised into Shares in a 1:1 ratio as follows: 708,000 options for the CEO, and approximately 625,000 options for the chairman of the board (the “June Options”).

Annex G-37

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

The June Options will vest over a period of 36 months in equal quarterly installments at an exercise price of USD $0.7. The vesting of the June Options shall accelerate in certain cases, such as the sale of the Company, the Company’s listing on the Nasdaq Capital Market, or raising over USD $10 million in equity. The June Options’ exercise period is 10 years.

The June Options’ value of USD $381 thousand was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	65%
Risk-free interest rate (%)	3.1%
Share price (USD)	0.475

E.      On March 21, 2024, the Shareholders’ Meeting approved the grant of equity compensation to Mr. Assaf Shiloni, the Company’s CEO, comprising 139,558 restricted share units (“RSUs”) that will vest into up to 139,558 ordinary shares. The RSUs will vest into shares in 36 equal monthly installments, over a total period of 3 years, commencing on the date of approval of the grant by the Board of Directors.

The share units will vest immediately, in part or in full, in the following circumstances: Immediate vesting of 20% of the RSUs that have not yet vested in the event of a cumulative equity raise (including equity from the exercise of warrants) amounting to USD $10 million or more commencing from the date of approval of the grant by the Board of Directors; Immediate vesting of 30% of the restricted share units that have not yet vested upon listing of the Company’s shares for trading in the United States or in the event that the Company merges with a company listed on a U.S. stock exchange; and immediate vesting of all restricted share units that have not yet vested in the event of a change of control.

In 2024, expenses of USD $63 thousand were recognized with respect to the grant of these RSUs.

In light of the termination of Mr. Assaf Shiloni’s employment, 96,911 of the RSUs expired.

F.      On March 21, 2024, the Shareholders’ Meeting approved the grant of equity compensation to Mr. Ronen Twito, the Executive Chairman of the Company’s Board of Directors, comprising 209,337 RSUs that will vest into up to 209,337 ordinary shares. The RSUs will vest into shares in 36 equal monthly installments, over a total period of 3 years, commencing on the date of approval of the grant by the Board of Directors. The RSUs will vest immediately, in part or in full, in the following circumstances: Immediate vesting of 25% of the RSUs that have not yet vested in the event of a cumulative equity raise (including equity from the exercise of warrants) of USD $10 million or more commencing from the date of approval of the grant by the Board of Directors; immediate vesting of 60% of the RSUs that have not yet vested upon the listing of the Company’s shares for trading in the United States or in the event that the Company merges with a company listed on a U.S. stock exchange; and immediate vesting of all RSUs that have not yet vested in the event of a change of control.

In 2024, expenses of USD $145 thousand were recognized in respect of the grant of these RSUs.

As of December 31, 2024, 63,221RSUs had vested.

Annex G-38

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

G.     Movement throughout the year

Below is a table that describes the changes in the number of share options and their weighted average exercise price:

	2024		2023
	Number of Options	Weighted average exercise price	Number of Options		Weighted average exercise price
	USD				USD
Share options outstanding at the beginning of year	222,811 (*)	1.08	248,100	(*)	1.38
Share options granted during the year	348,895	0.08
Share options that expired and were forfeited during the year	(115,552)	4.06	(25,289	)(*)	4.07
Share options outstanding at end of the year	456,154	0.56	222,811	(*)	1.08
Share options exercisable at the end of the year	351,987	0.80	218,644	(*)	1.09

____________

*        Adjusted retrospectively due to the reverse share split. See Note 18K.

The weighted average remaining contractual life of the share options as of December 31, 2024, was 2.36 years and as of December 31, 2023 was 4 years. The share options’ exercise price range as of December 31, 2024 was USD $0.08-4.11 and as of December 31, 2023 was USD $0.64-4.14.

NOTE 20: — ADDITIONAL DETAILS OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS

A.     Research and development expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	905	1,250	2,513
Share-based payments	19	—	(3)
Materials	68	75	766
Office leasing and maintenance	44	72	240
Consultants and subcontractors	(134)	126	1,514
Patent registration	40	52	84
Depreciation and amortization	226	525	481
Vehicles	13	—	1
Travel abroad expenses	13	16	23
Less – Participation of IIA and others	(202)	(508)	(1,129)
	992	1,608	4,490

Annex G-39

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20: — ADDITIONAL DETAILS OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS (cont.)

B.      Marketing expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	—	56	175
Advertising and public relations	—	25	89
	—	81	264

C.     General and administrative expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	131	416	679
Professional services and consultants	169	269	362
Legal fees	79	177	176
Office leasing and maintenance	(79)	22	42
Share-based payments:
employees, consultants, and directors	189	130	245
Directors’ fees	182	167	197
Vehicles expenses	7	8	13
Depreciation and amortization	187	95	96
Other general and administrative expenses	(72)	19	(10)
	793	1,303	1,800

D.     Financing expenses, net

	Year that ended on December 31,
	2024	2023	2022
	USD in thousands
Financing income
Exchange rate differences	1	—	8
Other financing income	5	36	14
	6	36	22
Financing expenses
Exchange rate differences	48	8	—
Financing expenses in respect of lease	19	82	73
Financing expenses in respect of short-term credit and bank fees	26	24	10
Revaluation of the conversion component and options related to a convertible loan and a loan from an interested party	5,044	239	200
	5,137	353	283
Financing expenses, net	5,131	317	261

Annex G-40

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 21: — Loss per share

	Year that ended on December 31
	2024		2023		2022
	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders
	Thousands	USD in thousand	Thousands	USD in thousand	Thousands	USD in thousand
Number of shares and total loss	4,193	7,178	4,193	3,255	3,487	6,765
Adjustment for bonus shares and rights issue	—	—	49	—	40	—
For the purpose of calculating basic and diluted loss	4,193	7,178	4,242	3,255	3,527	6,765

The loss per share for 2023 was restated following the reverse share split and the loss per share for 2022 was restated to reflect the reverse share split and a rights offering.

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES

A.     Balances with interested and related parties:

December 31, 2024

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	860	—
Accounts payable	—	142
Convertible loan	1,512	—
Liability in respect of conversion component and options of convertible loan	5,061	—
Total	7,433	142

December 31, 2023

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	852	—
Accounts payable	—	200
Convertible loan	230	—
Liability in respect of conversion component and options of convertible loan	1,002	—
Total	2,084	200

Annex G-41

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

B.      Transactions with interested and related parties:

Year ended December 31, 2024

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	254	130	*
General and administrative expenses	634	—
Financing expenses	—	328
	888	458

____________

*        Estimated value of services provided to the Company by an interested party for no consideration.

Year ended December 31, 2023

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	298	130	*
General and administrative expenses	760	—
Financing expenses	—	239
	1,058	369

____________

*        Estimated value of services provided to the Company by an interested party for no consideration.

Year ended December 31, 2022

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	417	143	*
General & administrative expenses	1,247	9
Financing expenses	—	200
	1,664	352

____________

*        Estimated value of services provided to the Company by an interested party for no consideration.

C.     Compensation and benefits to related parties and interested parties

1.      Compensation of office holders employed by the Company:

	Year ended December 31,
	2024		2023		2022
	Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands
Short-term employee benefits	4	355	4	752	6	1,234
Share-based payment	1	42	1	75	3	149
		397		827		1,383

Annex G-42

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

2.      Compensation of office holders and interested parties (including directors) who are not employed by the Company:

	Year that ended December 31,
	2024		2023		2022
	Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands
Short-term benefits*	5	325	9	176	11	219
Share-based payment	1	166	1	55	1	202
		491		231		421

____________

*        Of this amount, benefits in respect of directors amount to approx. USD $48 thousand.

3.      The Company’s Chief Scientist, who is also an interested party, provides services to the Company for no consideration (see section b above).

4.       Regarding the issuance of shares and options to related parties and interested parties, see Notes 18 and 19.

5.      Regarding loans from interested parties, see Note 9.

6.      Regarding the loan that includes a share conversion component and an options component, see Note 15.

7.      On December 12, 2022, Prof. Revel and Mr. Ruggieri informed the Company that their voting agreement was void. In accordance with discussions held at the Board of Directors meeting on March 27, 2023, the Company does not consider Prof. Revel as its controlling shareholder as of this date, and accordingly, from that date on, the Company does not have a controlling shareholder.

8.      Agreement with Ronen Twito Executive Chairman and CEO.

On March 21, 2024, the general meeting of the Company’s shareholders approved a revised service agreement with Mr. Twito, effective from February 4, 2024, under which, in addition to his services as Executive Chairman of the board, Mr. Twito will serve as President of the Company. The terms of employment are as follows:

A.     Scope of employment — 70% .If the Company’s shares are listed for trading in the US and/or the Company merges with a Nasdaq listed Company, the scope of employment will automatically increase to 100% and the compensation will be revised accordingly.

Annual salary of NIS 600,000, (USD $165,600) which will increase to NIS 857,400 (USD $236,640) in the event that the Company`s shares are listed for trading in the United States, as described above, and an annual bonus of up to an amount equal to six months` salary, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with six months’ prior notice, and that Mr. Twito will be subject to 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions, reimbursement for certain expenses, as well as indemnity, exemption, and insurance provisions.

On October 22, 2024, Mr. Ronen Twito was appointed CEO of the Company concurrently with his role as Executive Chairman of the Board of Directors, which was subsequently approved on January 30, 2025 by the Company’s shareholders meeting.

In addition, the shareholders meeting approved Mr. Ronen Twito’s revised compensation terms as Executive Chairman and CEO, effective upon closing of the Merger.

In addition, the grant of 157,995 RSUs of the Company was approved with a vesting period of 24 months commencing on the date of approval by the Board of Directors.

Annex G-43

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

B.      The revised terms of the agreement are:

Annual salary of USD $370,188 (including social benefits) which will increase to USD $413,743 upon the combined company completing an equity raise greater than USD $10 million accumulated following the Merger (a “Trigger Financing”) and a bonus, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with nine months’ prior notice, a 3-month adaptation period, and the requirement that Mr. Twito will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions, reimbursement for certain expenses as well as [standard] indemnity, exemption, and insurance provisions.

9.      Employment agreement with the former CEO of the Company

On February 1, 2021, Mr. Assaf Shiloni (hereinafter, “Mr. Shiloni”) began serving as CEO of the Company. Mr. Shiloni concluded his role on October 25, 2024.

Below are the main terms of such employment:

A.     Annual salary of USD $231,891 (including social benefits) and a bonus of up to 6 months` salary, subject to the discretion of the Board. The employment agreement also provided that either party could terminate the employment agreement with six months’ prior notice, and that Mr. Shiloni would be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provided for standard confidentiality provisions, reimbursement for certain expenses including leasing a car, as well as [standard] indemnity, exemption, and insurance provisions.

Note 23: — SUBESEQUENT Events

A.     Conditions precedent remaining for the completion of the merger transaction with NLS and the extension of the final deadline for its completion:

1.      On February 2, 2025, the Company announced that it continues to work jointly with NLS vis-a-vis various regulatory bodies (including the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Exchange) in order to obtain all necessary approvals required for the completion of the merger transaction. In addition, NLS is taking steps to convene a meeting of its shareholders to approve the merger transaction as soon as possible.
Furthermore, in order to obtain all the aforementioned approvals, the Company and NLS agreed to extend the final date for completion of the merger transaction by 90 days, i.e. until April 30, 2025.

On February 28, NLS, together with the Company, announced that they submitted an amended F4/A1 statement to the SEC regarding the proposed merger.

2.      As of the date of approval of these financial statements, the merger transaction with NLS has received the approvals of the District Court in Lod, the TASE, and the Israel Securities Authority.

B.      Kadimastem and NLS report on a private fundraising of up to USD $3 million for NLS and the signing of a framework agreement for an investment of USD $25 million in NLS.

On March 31, 2025, the Company, along with NLS, announced an additional private fundraising round for NLS in the amount of USD $3 million at a share price of USD $1.65, reflecting a premium of 10% over the NLS share price (hereinafter, “the fundraising”), with USD $2 million of the total fundraising completed as of the date of [these financial statements], and the remaining amount of up to USD $1 million, subject to the registration of the Shares and the approval of the NLS shareholders’ meeting, as part of the actions being taken towards completion. At the same time, a framework agreement for an investment of USD $25 million in NLS was also signed.

Annex G-44

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — SUBESEQUENT Events (cont.)

The purpose of the aforementioned fundraising efforts is to secure financing for the merger transaction and for post-merger working capital, as well as other general objectives.

The completion of the fundraising round and the signing of the aforementioned framework agreement for investment, along with the previous private fundraising rounds conducted by NLS in a joint effort with the Company in October 2024 and January 2025, amount to a total of approximately USD $6.7 million, as well as an additional future investment framework of USD $25 million. These represent a significant milestone in the efforts to complete the merger transaction, strengthen the equity of the Merged Company, and develop the Company’s products following the completion of the merger transaction, including the conduct of clinical trials.

C.     Conversion Notice re- Convertible Loan into Company Shares, in the Amount of USD $560,479

On April 14, 2025, the Company announced that, Mr. Julien Ruggieri, a significant shareholder in the Company, provided the Company a written notice of his decision to convert the remaining USD $500,000 principal balance of the convertible loan granted by him to the Company, excluding accrued interest of USD $60,479, into 279,952 ordinary shares of the Company, no par value and 349,940 non-listed warrants, exercisable into ordinary shares (the “Ruggieri Warrants”). The conversion was carried out in accordance with the terms of the convertible loan agreement dated November 22, 2023.

As a result of the accrued interest amounting at USD $60,479 (approximately NIS 222,867), on May 4, 2025, the Company announced that it will issue to Mr. Ruggieri 36,233 ordinary shares, no par value; and 9,960 non-listed Ruggieri Warrants, exercisable into ordinary shares. The Ruggieri Warrants shall have an exercise price equal to 110% of the conversion price (NIS 6.77) and shall be exercisable for a period of 42 months from the date of issuance.

D.     Loan agreement in the amount of NIS 1 million (USD $269 thousand), on beneficial terms, between the Company and Prof. Michel Revel

On April 23, 2025, the Company announced that on April 22, 2025, the Company’s audit committee and Board of Directors approved the Company’s entry into a loan agreement, on beneficial terms, with Prof. Michel Revel, the Company’s Chief Scientific Officer, who is also a significant shareholder and a director of the Company (the “Loan Agreement”, accordingly), in accordance with the terms as follows:

1.      Upon approval by the Company’s Board of Directors, Prof. Revel shall provide the Company with a loan in the amount of NIS 1 million (USD $269 thousand). The loan bears no interest and is not linked to any index and unsecured.

2.      The loan shall remain in effect for a period of one year, which shall automatically renew for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

3.      Subject to the approval of the Company’s general meeting of shareholders, the loan shall be converted into Company shares, at the earlier of: (i) a date close to the closing date of the Company’s merger with NLS, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days prior to the conversion date); or (ii) alternatively, if the Company conducts an equity financing round in proximity to the completion of the merger, any other equity financing.

Annex G-45

Annex H

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) September 25, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary Meeting of Shareholders Proxy Card - NLS Pharmaceutics Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote “FOR” all listed Proposals. 1. Approval of the Merger Agreement on an advisory basis The board proposes to approve the Merger Agreement, that the Company has entered into on 4 November 2024 according to which it will merge with Kadimastem, in the sense of an advisory vote. 2. Par Value Reduction, Reverse split and Contribution in Kind The board proposes (i) to reduce the share capital and the participation capital by a reduction of the respective nominal values, (ii) to increase the share capital and the participation capital, (iii) to implement a reverse share split and (iv) to increase the share capital by way of a contribution in kind, in each case at the terms listed in the invitation. 3. Ordinary Share Capital Increase re Preferred Shares The board proposes to increase the share capital of the Company pursuant to the terms of the PIPE SPA, by way of an ordinary capital increase, by a maximum of CHF 30,000 (i.e., via the issuance of a maximum of 500,000 fully paid-in registered preferred shares in the Company with a nominal value of CHF 0.06 each (the “Additional B Shares”)) and to issue these Additional B Shares at the terms listed in the Invitation. 4. Reinstatement of the Capital Band The board proposes to reinstate and amend the capital band with a lower limit of the minimum possible and an upper limit of the maximum possible and amend article 3a of the articles of association as provided in the invitation. 5. Amendment of the Articles re Conditional Capital for Employee and Advisory Options The board proposes to amend the Company’s conditional capital for employee and advisory options with an upper limit of CHF 27,000 by issuing a maximum of 450,000 fully paid-in registered shares, due to the transactions contemplated by the Merger and the changes to the capital structure. Article 3b of the articles of association is proposed to be amended as provided in the invitation. 6. Amendment of the Articles re Conditional Capital for Shareholders’ Options The board proposes to amend the Company’s conditional capital for shareholders’ options with an upper limit of CHF 88,146.66 by issuing a maximum of 1,469,111 fully paid-in registered shares, due to the transactions contemplated by the Merger and the changes to the capital structure. Article 3c of the articles of association is proposed to be amended as provided in the invitation. 7. Amendment to the Articles regarding the Provisions on the Share Register and Voting Rights The board proposes to change articles 6 and 12 of the articles of association as provided in the invitation. 8. Amendment of the Articles to change the Company Name The board proposes to change the company name to NewcelX AG and that article 1 of the articles of association is amended as provided in the invitation. 9. Election of the new Board of Directors Pursuant to the Merger Agreement, the current members of the Board of Directors (excluding Alexander Zwyer and Olivier Samuel) must resign from their positions immediately prior to the Effective Time (as defined in the Merger Agreement). The board proposes to elect the following persons individually as board members for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting. Detailed information on the proposed board members is provided in the invitation. 9.01 Mr. Ronen Twito as chairman of the Board of Directors: citizen of Israel, residing in Israel 9.02 Prof. Michel Revel as member of the Board of Directors: citizen of Israel, residing in Israel 9.03 Mr. Eran Iohan as member of the Board of Directors: citizen of Israel, residing in Israel 9.04 Ms. Liora Oren as member of the Board of Directors: citizen of Israel, residing in Israel 9.05 Ms. Tammy Galili as member of the Board of Directors: citizen of Israel, residing in Israel FOR AGAINST ABSTAIN (TO BE SIGNED ON REVERSE)

Annex H-1

NLS PHARMACEUTICS LTD. Extraordinary Meeting of Shareholders September 29, 2025 The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich as independent proxy; or (full name and address) as proxy of the undersigned, with full power of substitution, for and as in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary general meeting of shareholders of the Company to be held on September 29, 2025, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, at 4 p.m. CEST (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the common shares of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 14. For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof. PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED. DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 10. Election of the members of the Compensation, Nomination and Governance Committee FOR AGAINST ABSTAIN Due to the transactions contemplated by the Merger and the renewal of the Board of Directors, the board proposes to elect the following persons individually as members of the Compensation, Nomination and Governance Committee for a term of office until the conclusion of the next ordinary Annual Shareholders Meeting. 10.01 Mr. Olivier Samuel 10.02 Mr. Eran Lohan 10.03 Ms. Liora Oren Detailed information on the proposed board members is provided in the invitation. 11. Advisory vote: Composition of the new Senior Management following the Merger Due to the transactions contemplated by the Merger, the Company’s senior management is intended to be newly constituted. The board proposes that the Extraordinary Shareholders Meeting approves the election of the following persons to the senior management in the sense of an advisory vote: Mr. Ronen Twito Prof. Michel Revel Mr. Kfir Malkandov Mr. Ariel Revel Dr. Eric Konofal Detailed information on the proposed senior management is provided in the invitation. 12. Compensation for the Members of the Board of Directors and Executive Management 12.1. Approval of the Compensation for the Board of Directors The board proposes to adjust the compensation for the Board of Directors, due to the transactions contemplated by the Merger, to a new maximum aggregate amount of CHF 200,000 for the fixed compensation of the Board of Directors. Furthermore the board proposes to set the grant of equity or equity linked instruments at a maximum aggregate amount of CHF 350,000 for the compensation of Board of Directors and the board proposes the participation in the purchase of a run-off insurance policy for the members of the Board of Directors, to be effective at the time of the merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for the current term of office until the next Ordinary Shareholders Meeting. 12.2. Approval of the Compensation for the Executive Officers The board proposes to adjust the compensation for the Company’s executive officers, due to the transactions contemplated by the Merger, to a new maximum aggregate amount of CHF 494,000 for the fixed compensation and a new maximum aggregate amount of CHF 2,206,000 for the variable compensation of the Company’s executive officers. Furthermore the board proposes to set the grant of equity or equity linked instruments at a maximum aggregate amount of CHF 991,000 for the compensation of the Company’s executive officers and the board proposes the participation in the purchase of a run-off insurance policy for the Company’s executive officers, to be effective at the time of the merger’s completion, with coverage amounts and terms to be approved by the Board of Directors, in each case for each of the financial year 2025 and the financial year 2026. 13. Approval of Contingent Value Rights (CVR) Agreement on an Advisory Basis The board proposes to approve the CVR Agreement in the sense of an advisory vote. The company intends to work towards selling its existing R&D assets under development, excluding the DOXA asset. 14. Approval of Option and RSU Conversion on an Advisory Basis The board proposes to approve the planned conversion of outstanding options and RSUs issued by Kadimastem into equivalent securities with identical rights in Company at the time of the completion of the transactions contemplated by the Merger Agreement in the sense of an advisory vote. Date Signature Signature, if held jointly To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

Annex H-2